Form 20-F
period 1999-11-30
NORTRAN PHARMACEUTICALS INC
filed 2000-04-11
CIK 1036141

UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 20-F

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1999

                        Commission file number  0-29338

                          NORTRAN PHARMACEUTICALS INC.
            (Exact Name of Registrant as Specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrants' Name into English)

                             BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

                3650 WESBROOK MALL, VANCOUVER, B.C., CANADA, V6S 2L2
                      (Address of Principal Executive Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class                    Name of each exchange on which registered

COMMON SHARES WITHOUT PAR VALUE                                 CANADIAN VENTURE
                                                                   EXCHANGE INC.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of outstanding shares of the each of the Company's classes of capital or common stock as of the close of the period covered by the annual report:
35,902,942

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  [X]   Yes   [  ]   No

Indicate by check mark which financial statement item the registrant has elected to follow.

  [X] Item 17 [  ] Item 18

                                  TABLE OF CONTENTS


GLOSSARY                                                                       3
ITEM 1 - DESCRIPTION OF BUSINESS                                               6
ITEM 2 - DESCRIPTION OF PROPERTIES                                            28
ITEM 3 - LEGAL PROCEEDINGS                                                    28
ITEM 4 - CONTROL OF REGISTRANT                                                28
ITEM 5 - NATURE OF TRADING MARKET                                             29
ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS   30
ITEM 7 - TAXATION                                                             31
ITEM 8 - SELECTED FINANCIAL DATA                                              37
ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS                                                39
ITEM 9A - MARKET RISK                                                         41
ITEM 10 - DIRECTORS AND OFFICERS OF THE COMPANY                               42
ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS                              44
ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES      46
ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                      49
ITEM 15 - DEFAULTS UPON SENIOR SECURITIES                                     51
ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED
          SECURITIES AND USE OF PROCEEDS                                      51
ITEM 17 - FINANCIAL STATEMENTS                                                51
ITEM 18 - FINANCIAL STATEMENTS                                                51
ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS                                   52
EXHIBIT LIST                                                                  54

                                      GLOSSARY
================================================================================

In this Annual Report, the following terms have the meanings set forth herein:

Anesthetics (local and dermal):  Drugs which block the transmission of impulses.

Action potential:                Voltage change generated across the membrane of
                                 a nerve or muscle cell when the cell is
                                 activated by electrical, chemical or mechanical stimuli.

Analgesic:                       An agent which either directly blocks pain or
                                 blocks the perception of pain.

Analogue:                        A compound which is derived from another by
                                 chemical modifications.

Antiarrhythmic:                  An agent which has the ability to decrease the
                                 incidence of arrhythmias.

Arrhythmia:                      An abnormal electrical signal in the heart, or
                                 an abnormal heart beat resulting from such a signal.

Arrhythmogenic or                Having the tendency to increase the incidence
Proarrhythmic:                   of arrhythmias.

Atrial Arrhythmia:               Arrythmias in the atria of the heart.

Channel Blocker:                 A compound which decreases the ability of
                                 charged atoms to pass through ion channels, thus inhibiting the electrical activity of the cell.

Ion Channels:                    Specialized pores in the membrane of cells
                                 which assist in controlling and transferring electrical impulses, called action potentials, in the cell.

Ischemic tissue:                 Tissue whose blood supply is inadequate for its
                                 requirements for oxygen, nutrients and removal of metabolic by-products.

Ligand:                          A molecule that binds with a molecular target.

Myocardial infarction:           Death of heart muscle, which usually occurs in
                                 the region of the heart where blood flow has been stopped, commonly referred to as heart attack.

Myocardial ischemia:             Lack of blood flow to the heart, often due to a
                                 block in a coronary artery during a heart attack.

Nociceptor:                      Pain receptors at peripheral nerve endings
                                 that detect noxious stimuli.

Nociblocker or                   An agent which blocks or inhibits the
Nociceptor Blocker:              nociceptor.

Pathology:                       The structural and functional manifestations of
                                 disease.

Pathology targeting:             Developing drugs based on the pathological
                                 conditions of a disease rather than based on a specific molecular target.

pH:                              A measure of acidity.

Pharmacokinetic:                 The activity or fate of drugs in the body over
                                 a period of time, including the processes of absorption, distribution, localization in tissues, biotransformation, and excretion.

Pharmacology:                    The science that deals with the origin, nature,
                                 chemistry, effects, and uses of drugs.

SAR (Structure Activity          A study in which a series of compounds is
Relationship):                   synthesized and tested for pharmacological
                                 activity and the chemical structure of each compound in the series is prescribed based on the correlation of structure and activity of all previous compounds. The structure activity series is successful if it culminates in a drug candidate with a good therapeutic index.

SCD (Sudden Cardiac Death):      The term applied to those patients who, during
                                 the onset of a heart attack, abruptly die due to the sudden onset of ventricular fibrillation.

Small molecule drug:             A drug which is constituted of a low molecular
                                 weight compound, usually a synthesized organic compound.

Therapeutic index:               Experimental index of the relative safety of a
                                 compound.

Ventricles:                      The lower chambers of the heart, where the
                                 majority of the muscular pumping action of the heart takes place.

Ventricular arrhythmias:         Arrhythmias in the ventricles of the heart.

Ventricular fibrillation:        A form of ventricular arrhythmia most often
                                 associated with SCD where the associated electrical activity results in a complete cessation of the pumping of the blood by the heart.

Ventricular tachycardia:         An arrhythmia originating in the ventricles of
                                 the heart where aberrant electrical activity is triggering the heart to beat much too frequently; this often prevents proper blood circulation, resulting in fainting and possibly death.

                            NORTRAN PHARMACEUTICALS INC.
       (referred to as "Nortran", the "Company" and the "Registrant")

                                       PART I
CURRENCY EXCHANGE RATES
-----------------------

In this Form 20-F all references to dollars ($) are expressed in Canadian funds. As of March 31, 2000, the exchange rate for conversion to U.S. Dollars was $1.00 Canadian = $0.6879 U.S. The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into U.S. dollars, the average of such exchange rates during each period, and the end of period rates. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past 5 calendar years.

----------------------------------------------------------------------
   YEARS ENDED        PERIOD END      AVERAGE        LOW       HIGH
   DECEMBER 31
----------------------------------------------------------------------
      1999              0.6925         0.6744       0.6625     0.6925
----------------------------------------------------------------------
      1998              0.6504         0.6724       0.6351     0.7502
----------------------------------------------------------------------
      1997              0.6999         0.7198       0.6999     0.7422
----------------------------------------------------------------------
      1996              0.7301         0.7329       0.7235     0.7513
----------------------------------------------------------------------
      1995              0.7331         0.7285       0.7009     0.7533
----------------------------------------------------------------------

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the Company's early stage of development, the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven, the possibility that favorable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development, the possibility that the Company or its collaborators will not successfully develop any products, the possibility that advances by competitors will cause the Company's proposed products not to be viable, uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or the efficacy of the company's products, risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully, the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties, the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavorable terms, the possibility that any products successfully developed by the Company will not achieve market acceptance, and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under the caption "Item 1 Description of Business - Risk Factors." These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

                       ITEM 1 - DESCRIPTION OF BUSINESS
================================================================================

GENERAL
-------

Nortran Pharmaceuticals Inc. was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992 the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In this Annual Report, the words "Company", "Registrant" or "Nortran" refers to Nortran Pharmaceuticals Inc. together with its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. ("Rhythm-Search"), a British Columbia company and Atriven Cardiology Corp. (formerly 3629490 Canada Inc.), a company incorporated under the Canada Business Corporations Act. The Company's head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of the registered office of the Company is 1100 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9, Canada.

The Company's common shares trade on the Canadian Venture Exchange (the "CDNX") under the symbol "NRT", and in the Unites States are quoted on the NASD OTC Electronic Bulletin Board under the symbol "NTRDF".

The Company's fiscal year end is November 30th. The Company's consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Accounting Principles Generally Accepted in Canada ("Canadian GAAP"), the application of which, in the case of the Company, conforms in all material respects for the periods presented with Accounting Principles Generally Accepted in the United States ("US GAAP") except as noted in Note 13 to the consolidated financial statements (See "Item 19 - Financial Statements and Exhibits").

The information set forth in this Form-20F is as of November 30, 1999 unless another date is indicated.

INTRODUCTION
------------

DESCRIPTION OF BUSINESS AND GENERAL DEVELOPMENT

Nortran is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. Nortran's core research is focussed on the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough. The Company's research and development activities involve technology licensed to it by third parties as well as technology it has itself developed.

COMMERCIAL FOCUS

Nortran is a commercially focussed pharmaceutical discovery company. This commercial focus is based on a drug discovery and development approach that has historically been used by the major multinational pharmaceutical companies, and a focus on ion channel modulating drugs which the Company's management believe will capitalize on significant market opportunities.

DRUG DISCOVERY APPROACH

The Company's approach to drug discovery is based on the specific steps outlined below.

Novel Idea
----------

Nortran attempts to address major unmet medical needs by beginning with a novel idea about treating a disease. This step is critical and underlies all of Nortran's programs as well as those of its competitors. Such novel ideas may come from within Nortran, from its network of scientific collaborators, or from other sources.

Pathology Targeting
-------------------

Some diseases have specific molecules in the disease pathway which are critical to the disease process. For these diseases, individual molecules can be targeted and high affinity drugs can be developed which may be potent against that particular disease. Nortran has chosen to specialize in those diseases, such as ventricular arrhythmias in the setting of myocardial ischemia, for which no specific single molecule plays a critical role in the pathology. Nortran therefore uses "pathology targeting" to discover new drugs. Pathology targeting involves understanding the physiology, biochemistry and pathology of a particular disease, developing a model which best represents the human pathology, and then using that model to develop a treatment with the required pharmacological properties.

Known Molecule as Lead
----------------------

After the pathology of a particular disease has been identified and an appropriate model developed, Nortran uses the known universe of existing drugs as a starting point for the identification of potential drug candidates. Nortran then initiates a program to synthesize and screen analogues and derivatives of the lead molecule, identifying the relationship between drug structure and activity to maximize potency and minimize unwanted side effects.

BUSINESS STRATEGY

A central principle of Nortran's business strategy is to minimize the risk inherent in an early stage drug discovery company. See "Risk Factors". Nortran emphasizes a project portfolio approach to diversify risk across multiple independent projects. This portfolio approach also enables Nortran to source projects both internally and externally, for a more diverse selection of projects.

Nortran operates as a "semi-virtual" research organization, intending to reduce internal operating expenses so as to allow Nortran flexibility and to maintain a low level of operating losses. The Company maintains a small, core team of scientists and staff with the necessary generalist skill base, and contracts out the specialized work required for its projects, such as preclinical toxicology services and contract manufacturing. The Company's strategy is to have the costly late stage clinical trials and product marketing activities handled by its licensing partners. See "Collaborations".

ION CHANNEL FOCUS

Nortran's research and development program is focussed on developing drugs for diseases involving ion channels disorders. See "Research & Development - Current Projects". This allows the Company to work in multiple therapeutic areas with major unmet medical needs. Cardiology, respirology and analgesia are Nortran's primary therapeutic areas of interest. Nortran currently has four projects in development in the following therapeutic fields:

*  antiarrhythmics (to treat atrial and ventricular arrhythmias)
*  antitussives (to treat unproductive cough)
*  local anaesthetics
*  pro-erectiles (to treat male sexual dysfunction)

RESEARCH AND DEVELOPMENT
------------------------

ION CHANNEL FOCUS

Nortran's research and development strategy is based upon the utilization of its expertise in the field of ion channels. Nortran focuses on the development of drugs which will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular pathology.

Ion channels are cell membrane spanning proteins which permit the movement of selected ions through the channel when it is an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

Nortran's drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 1.



     ION CHANNEL               ION CHANNEL
                                 CLOSED                OPEN


                             [GRAPHIC OMITTED]


                                  FIGURE 1.
               VOLTAGE-GATED ION CHANNEL SHOWING STRUCTURE



An example of ion channel modulators used therapeutically is Nortran's local anesthetic program. The mechanism of action of Nortran's drug candidate is primarily sodium channel modulation. In effect, Nortran's drugs bind to a ligand associated with the ion channel which causes the ion channel to close.

CURRENT PROJECTS

Nortran's research and development programs are centered around four projects. Of these four projects, the Company has to date focussed the majority of its resources on the development of the antiarrhythmic project and the cough project.

ANTIARRHYTHMIC PROJECT

Arrhythmia are abnormal rhythms of the heart. The term arrhythmia refers to a deviation from the normal sequence of initiation and conduction of electrical impulses which cause the heart to beat.

I.   Ventricular Antiarrhythmic Program

Ventricular tachycardia and ventricular fibrillation are two types of life threatening arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD"). It is estimated that, in the US alone, 250,000 people die annually from SCD brought on by ventricular arrhythmia (American Heart Association, 1999 Heart & Stroke Statistical
Update).

Ventricular arrhythmia are often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 2. Such a malfunction may result in SCD.






         [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]




          NORMAL HEART                            ISCHEMIC HEART


                                 FIGURE 2.
NORMAL ELECTRICAL CONDUCTION IN THE HEART VIS-A-VIS CONDUCTION IN ISCHEMIC
                                  TISSUE

Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs which globally block ion channels in the heart have been associated with other forms of life-threatening arrhythmia called torsades de points.

In contrast to currently available antiarrhythmic drugs, the Company's antiarrhythmic drug candidates are designed to be ischemia selective. Instead of having activity throughout the heart, Nortran's drug candidates are designed to be activated by the conditions found in ischemic heart tissue, and preferentially block ion channels in such ischemic tissue. Consequently, these compounds are designed to have much less activity in the healthy tissue and therefore should be safer than existing drugs.

II.   Atrial Fibrillation Antiarrhythmic (AFA) Program

Atrial fibrillation is a condition affecting the upper chamber of the heart. This condition is common but not acutely life-threatening. A recent study (American Heart Association, 1999 - Heart and Stroke Statistical Update) has indicated that up to 4% of the US population suffers occasionally or chronically from atrial arrhythmias. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Atrial fibrillation occurs in up to 1.5 million patients annually in the US (American Heart Association, 1995 Atrial Arrhythmias). Several drug candidates developed in the course of the Company's antiarrhythmic program have shown efficacy in models of atrial fibrillation. The Company intends to develop one of these candidates for treatment of atrial fibrillation.

Nortran's drug candidates selectively target those ion channels which are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Results from pre-clinical studies show that Nortran's potential clinical candidates appear to target these channels which control susceptibility to atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

Nortran's antiarrhythmic clinical candidates are currently being developed internally. To date, the Company has filed several patent applications in relation to this program. See "Proprietary Protection - Patents".

Nortran is working with AstraZeneca of G teberg, Sweden and Aventis Pharma (formerly Hoechst Marion Roussel) of Frankfurt, Germany on its antiarrhythmic project. See "Alliances".

The antiarrhythmic project is in the pre-clinical development stage. It is anticipated that a preclinical toxicology program will be initiated in 2000.

COUGH PROJECT

Coughing is a reflex triggered by either a mechanical or other stimulus. In most incidences, this reflex provides critical protection to the airways, ensuring that unwanted material is expelled. It can also be triggered apparently needlessly resulting in an undesirable, unproductive cough. Such acute unproductive cough may last for days or hours, may be distressing to the patient and may lead to extreme fatigue in extreme cases.

Many individuals suffer from episodes of acute unproductive cough. No satisfactory non-narcotic treatments have been developed for this type of cough. Aerosolized lidocaine (a local anaesthetic) may be used clinically to create numbness in the lungs which somewhat lessens the coughing compulsion. For extreme cases, aerosolized or systemic morphine is used. However there are a number of side effects associated with morphine use including addiction, constipation, and respiratory depression.

Nortran is investigating certain compounds shown in pre-clinical studies conducted internally to block ion channel transport. Nortran believes that one class of its compounds might be effective in the treatment of the cough reflex by blocking transmission of stimuli at the local nerve endings in the airway. The Company has identified a clinical candidate, CP1, which has been shown in pre-clinical studies conducted by the Company to be highly effective in suppressing cough. In October 1999, the Phase I human clinical trial of CP1 was completed. This trial was conducted at Inveresk Research, UK, a clinical research organization offering contract clinical and regulatory services to the pharmaceutical industry. Planning is now underway for a Phase II trial to test the drug's efficacy in lung cancer patients.

The technology underlying the clinical candidate, CP1, was derived from the Nociblocker Agreement with D. Quastel and B. MacLeod, and from the internal research of the Company, and is subject to four pending patent applications filed by Nortran. See " Proprietary Protection - Patents".

This project is in the clinical development stage, scheduled to commence Phase II clinical trials in the early part of 2000.

RSD921 LOCAL ANAESTHETIC PROJECT

Local anaesthetic drugs work by reversibly interrupting the conduction of impulses in peripheral nerves. Local anaesthetics can be applied directly on the skin and mucous membranes for superficial surgery, or be used to block pain impulses by means of injection near the nerve tracts or spinal cord, preventing the pain signal from being relayed to the central nervous system.

Nortran has internally assembled extensive pre-clinical and clinical data which indicate that the Company's proprietary compound, RSD921, is an excellent local anaesthetic, featuring rapid onset and an attractive safety profile. Nortran has completed a successful Phase II clinical trial providing dose-ranging data as well as proof of efficacy as compared to current leading local anaesthetic drugs. Nortran intends to seek potential partners for the project in each of Europe, North America and Japan. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction. See "Risk Factors".

This project is in the clinical development stage in Asia and in the clinical candidate stage elsewhere. The Phase II clinical trial conducted with the Company's development partner, Chemical Company of Malaysia Berhad, provided "proof of concept" data supporting the use of RSD921 in humans.

PRO-ERECTILE PROJECT FOR SEXUAL DYSFUNCTION

Erectile dysfunction ("ED") is a common condition with an incidence estimated at 90 million men worldwide. Given the link of aging and diabetes to ED, the incidence is expected to continue to rise as the population ages and the incidence of diabetes increases. Of the approximately 28 million men in the United States suffering from ED, 80-90% have "some organic component" to their dysfunction. The remaining 10-20% have ED resulting from purely psychogenic causes. It is believed by researchers in the area, however, that the majority of ED sufferers have both organic and psychogenic components to their dysfunction (Scrip Reports: New Treatments for Erectile Dysfunction, 1998).

The Company has discovered that a specific series of its proprietary compounds appear to have erectogenic properties in preclinical in vivo studies. A detailed investigation has been undertaken by Nortran which has indicated the likely mechanism of action. Nortran has five patent applications pending in respect of the technology it has developed in its pro-erectile project. See "Proprietary Protection - Patents".

Nortran believes that sexual dysfunction is a complex therapeutic area both scientifically and sociologically, and is therefore seeking a development and marketing partner to move this program forward. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction. See "Risk Factors".

This project is in the pre-clinical development stage.

PROJECT DEVELOPMENT STATUS

The following chart summarizes Nortran's current research and development programs and product candidates, including the targeted clinical market and the stage of development.

================================================================================
PRODUCT CANDIDATE           THERAPEUTIC FOCUS            STAGE OF DEVELOPMENT
================================================================================
 RSD11XX, 12XX         Arrhythmia (cardiovascular)        Pre-clinical (1)
--------------------------------------------------------------------------------
 CP1                              Cough                   Phase I(2)
--------------------------------------------------------------------------------
 RSD921                    Local Anaesthetics             Phase II (3)
--------------------------------------------------------------------------------
 RSD992                   Erectile Dysfunction            Pre-clinical
================================================================================
(1) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company can apply for regulatory approval to market the product. See "Government Regulation".
(2) Nortran completed a Phase I clinical trial in the U.K. in October 1999 and is scheduled to commence a Phase II trial in early 2000.
(3) A Phase II clinical trial was completed in November 1998. The Company is undertaking additional pre-clinical studies on this compound.

POTENTIAL MARKETS

INTRODUCTION

Nortran's focus on developing drugs for diseases involving ion channels allows it to work in multiple therapeutic areas, each with major unmet medical needs. Nortran's programs are in varying stages of development. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all. See "Risk Factors - Uncertainties Related to Early Stage of Development". Therefore, any discussion of a market for Nortran's products is of a very preliminary nature.

ANTIARRHYTHMIC PROJECT

The primary focus of the Company is the design and development of new antiarrhythmic drugs to treat life-threatening heart malfunctions known as arrhythmias in patients who are undergoing or have suffered a myocardial infarction (heart attack). Coronary Heart Disease ("CHD") caused 476,124 deaths in the United States in 1996 - 1 of every 4.9 deaths that year. In 1999, an estimated 1.1 million Americans will have a new or recurrent coronary attack (defined as myocardial infarction or fatal CHD). About 650,000 of these will be first attacks and 450,000 will be recurrent attacks. About one third of the people experiencing these attacks will die of them (American Heart Association - 1999 Heart & Stroke Statistical Update).

There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. The worldwide annual sales of the eight highest selling antiarrythmics are approximately US$900 million (Annual Reports 1998 of the following companies: Sanofi-Synthelabo; Schering AG; 3M Pharmaceuticals; Knoll (BASF); Warner-Lambert; Pharmacia & Upjohn; and Proctor & Gamble). Many drugs are currently sold in this marketplace, and several new products are in the development phase. To the best of the Company's knowledge only one other company is working in the area of ischemia-targeted antiarrhythmic drugs.

COUGH PROJECT

Acute unproductive cough is a secondary diagnosis of a broad range of primary airway and pulmonary diseases. There are two classifications of cough: productive cough in which fluids and secretions are expelled; and a dry, unproductive cough. Acute unproductive cough is presently treated by two groups of agents: those which are centrally active, affecting the cough centre of the central nervous system; and those which are peripherally active, affecting the airway tissues or the local airway tissue surface.

Over 115 million patients worldwide are affected by intractable cough. Patients suffering from: lung cancer, emphysema, asthma, pneumonia and influenza are included in this estimate. The hospital use nebulizer delivery market for intractable cough treatments is estimated at US$500 million worldwide (based on the assumption of cost of US$100 treatment per annum). (Wind River Partners - Chronic Cough, A Market Assessment, 1998).

Some currently prescribed therapeutics in the chronic cough market include benzonatate, quaifenesin, beta-agonists, xanthines, phenergan, dextromethorphan, and hydrocodone. As well, aerosolized lidocaine and aerosolized or systemic morphine are also used in a hospital setting. In addition to the established treatments mentioned above, there are several novel cough treatments in the development pipeline (Pharmaprojects, July 1998). The Company believes its product candidates may serve the unmet medical need for an effective and safe non-narcotic acute unproductive cough suppressant.

RSD921 LOCAL ANAESTHETIC PROJECT

Sales of the top three anaesthetic compounds in 1997 were: lidocaine, US$240 million; bupivacaine, US$84 million; and ropivacaine, US$12 million (Astra Annual Report, 1997). Astra Pain Control AB, with these three compounds and other products, is the market leader in the area of treatment of pain. The total local anaesthetic market is estimated to exceed US$1 billion worldwide (Datamonitor - Market Dynamics - Pain, 1997).

The Company's drug candidate appears to have a wider therapeutic index (relative to the cardiotoxicity risk caused by accidental intravenous administration) than currently available drugs.

PRO-ERECTILE PROJECT

It has been estimated that 90 million men worldwide suffer from erectile dysfunction ("ED"). The US market for erectile dysfunction treatments is presently dominated by Pfizer Inc.'s Viagra. Viagra, in its first year of launch, reached approximately 17.5 million prescriptions with sales of US$2 billion in just over one year on the market. Viagra is effective in only 75% of all patients suffering from ED. This leaves an implied market of US$500 million for which Viagra is ineffective (Scrip Magazine, 1999).

This project is not associated with ion channels and therefore not within the Company's area of expertise. It is, therefore, the Company's intention to seek a development partner at the earliest opportunity to further develop this therapeutic area.

COMPETITION

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost to obtain governmental approval for testing, manufacturing and marketing.

The Company is aware of a number of companies engaged in the development of drugs in all of its therapeutic areas of interest. Additionally, there is a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focussed therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company. See "Risk Factors".

RESEARCH AND DEVELOPMENT EXPENSES

During the year ended November 30, 1999, the Company spent $3,248,775 (1998:
$3,311,362; 1997: $1,306,147;) on research and development. The Company believes research and development costs will continue to increase in proportionate share to its overall budget as Nortran moves its lead compounds in each of the four project areas toward and through clinical trials.

PERSONNEL

At March 31, 2000, Nortran had 32 full-time employees, 26 of whom are involved in research and development. Nortran anticipates hiring 1 additional person in 2000 in order to accommodate its planned business.

PATENTS, PROPRIETARY RIGHTS AND LICENSES
--------------------------------------------

PROPRIETARY PROTECTION

GENERAL

The cornerstone of Nortran's patent strategy is to pursue in selected jurisdictions the broadest possible patent protection on its proprietary products and technology. Based on what is known to the Company in the prior art on the subject matter to be protected, it is the Company's intention to file the strongest possible patent claims. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

In addition to its patents and licenses, Nortran also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is Nortran's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Nortran or relating to the Company's business and conceived or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

PATENTS

Nortran, and technology licensors who have granted Nortran commercial rights, have been granted patents or have filed patent applications in the United States of America and other jurisdictions in respect of certain core technologies utilized by the Company. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to the technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

UBC was granted a patent in each of the United States, Australia and Europe directed to the use of a series of compounds, including RSD921. Two additional patent applications in this family are pending in Japan and Canada. This technology has been licensed exclusively to the Company. To further broaden the coverage of this series of compounds, the Company filed, on its own behalf, a US provisional patent application ("PPA") on certain mixtures in 1997. In 1998, this PPA was converted to a regular US non-provisional patent application ("NPA") and the corresponding Patent Cooperation Treaty ("PCT") application. Concurrently, applications in several non-PCT Asian countries were also filed for additional protection. The pending applications related to this technology are directed to composition and use.

The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states (total of 104 at July 1999). It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: the Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property

Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the WIPO official internet website (http://www.wipo.int).
                                                        --------------------

UBC has been granted two US patents covering another series of antiarrhythmic compounds which the Company has licensed under the UBC License Agreement (see "Licenses and Collaborative Research Agreements"). Additional patent applications in the US and a number of other countries are pending. The
Company has also filed a total of four PPAs with respect to other antiarrhythmic compounds developed internally, of which two have been converted to the corresponding NPA and PCT applications. The pending applications related to this technology are directed to use, use and compound, or composition.

In 1998, the Company converted the PPA filed in respect of the use of the Company's first series of Nociblockers to a NPA and the corresponding PCT application. Applications in several non-PCT Asian countries were also filed.
A second PPA has also been filed to broaden the coverage of the Company's Nociblocker technology. The pending applications related to this technology are directed to use.

Nortran filed two PPAs in 1998 protecting the proprietary technology of its cough project. Both PPAs have been converted to the corresponding NPA and PCT applications. The pending applications related to this technology are directed to compound and use, or composition and use.

Nortran has five pending patent applications covering various compounds that have demonstrated efficacy as pro-erectile agents in animal models and may be useful in the treatment of sexual dysfunction including impotence. The pending applications related to this technology are directed to compound and use, or composition and use.

The following table sets forth the issued patents licensed by the Company from UBC relating to the antiarrhythmic project and local anaesthetic project:

ISSUED PATENTS

================================================================================
PATENT NO.        SCOPE OF PATENTS             COUNTRY               DATE ISSUED
--------------------------------------------------------------------------------
5,506,257               Use                      US                09 April 1996
--------------------------------------------------------------------------------
  668,932               Use                   Australia        10 September 1996
--------------------------------------------------------------------------------
  632,806               Use                   Europe(1)             02 July 1997
--------------------------------------------------------------------------------
5,637,583          Compound & Use                US                 10 June 1997
--------------------------------------------------------------------------------
5,885,984          Compound & Use                US                23 March 1999
================================================================================
(1) Registration of the granted European patent has been effected in the following countries: France, Germany, Great Britain, Ireland, Italy, Spain and Switzerland. Extension of the Great Britain registration to Hong Kong and
Brunei has been made.

The following table sets forth the patent applications owned or licensed from UBC by the Company relating to the four projects:

                                PATENT APPLICATIONS
================================================================================
PATENT APPLICATION NO.       COUNTRY          DATE FILED          OWNED/LICENSED
--------------------------------------------------------------------------------
ANTIARRHYTHMIC PROJECT AND THE RSD LOCAL ANAESTHETIC PROJECT
--------------------------------------------------------------------------------
2,132,841                    Canada          26 March 1993(1)       Licensed
--------------------------------------------------------------------------------
5-516,135                    Japan           26 March 1993(1)       Licensed
--------------------------------------------------------------------------------
09/271,087                     US            17 March 1999          Licensed
--------------------------------------------------------------------------------
2,172,513                    Canada          23 September 1994(2)   Licensed
--------------------------------------------------------------------------------
94/926,755.3                 Europe          23 September 1994(2)   Licensed
--------------------------------------------------------------------------------
60/119,887                     US            12 February 1999       Owned
--------------------------------------------------------------------------------
09/283,873                     US            31 March 1999(3)       Owned
--------------------------------------------------------------------------------
PCT/CA99/00280                 PCT           1 April 1999(3)        Owned
--------------------------------------------------------------------------------
2,268,590                     Canada         12 April 1999          Owned
--------------------------------------------------------------------------------
09/160,734                     US            25 September 1998(4)   Owned
--------------------------------------------------------------------------------
PCT/CA98/00905                 PCT           25 September 1998(4)   Owned
--------------------------------------------------------------------------------
87115941                      Taiwan         25 September 1998      Owned
--------------------------------------------------------------------------------
046295                       Thailand        24 September 1998      Owned
--------------------------------------------------------------------------------
98/2526                  The Philippines     25 September 1998      Owned
--------------------------------------------------------------------------------
PI 9804386                   Malaysia        25 September 1998      Owned
--------------------------------------------------------------------------------
60/122,858                      US           4 March 1999           Owned
--------------------------------------------------------------------------------
COUGH PROJECT
--------------------------------------------------------------------------------
09/328,540                      US           9 June 1998(5)         Owned
--------------------------------------------------------------------------------
PCT/CA99/00535                  PCT          9 June 1999(5)         Owned
--------------------------------------------------------------------------------
09/328,541                      US           9 June 1999(6)         Owned
--------------------------------------------------------------------------------
PCT/CA99/00534                  PCT          9 June 1999(6)         Owned
--------------------------------------------------------------------------------
NOCIBLOCKER PROJECT
--------------------------------------------------------------------------------
09/140,027                      US           26 August 1998(7)      Owned
--------------------------------------------------------------------------------
PCT/CA98/00842                  PCT          3 September 1998(7)    Owned
--------------------------------------------------------------------------------
045858                        Thailand       31 August 1998         Owned
--------------------------------------------------------------------------------
87114395                       Taiwan        31 August 1998         Owned
--------------------------------------------------------------------------------
1-1998-02246              The Philippines    31 August 1998         Owned
--------------------------------------------------------------------------------
PI 9804017                    Malaysia       2 September 1998       Owned
--------------------------------------------------------------------------------
60/154,436                      US           17 September 1999      Owned
================================================================================

================================================================================
PATENT APPLICATION NO.       COUNTRY          DATE FILED          OWNED/LICENSED
--------------------------------------------------------------------------------
PRO-ERECTILE PROJECT
--------------------------------------------------------------------------------
09/111,684                      US           8 July 1998(8)         Owned
--------------------------------------------------------------------------------
PCT/CA98/00662                  PCT          9 July 1998(8)         Owned
--------------------------------------------------------------------------------
87113676                      Taiwan         19 August 1998         Owned
--------------------------------------------------------------------------------
PCT/US99/15571                  PCT          8 July 1999(9)         Owned
--------------------------------------------------------------------------------
PCT/US99/27484                  PCT          19 November 1999(10)   Owned
================================================================================
NOTE: In the foregoing table, "PCT" refers to a filing pursuant to the
      International Patent Cooperation Treaty.
(1)   Claims priority to US application filed 26 March 1992.
(2)   Claims priority to US application filed 24 September 1993.
(3)   Claims priority to US application (#60/080,347) filed 1 April 1998 and
      US application (#60/118,954) filed 5 February 1999.
(4)   Claims priority to US application (#60/060,154) filed 26 September 1997.
(5)   Claims priority to US application (#60/088,597) filed 9 June 1998.
(6)   Claims priority to US application (#60/088,587) filed 9 June 1998.
(7)   Claims priority to US application (#60/056,312) filed 3 September 1997.
(8)   Claims priority to US application (#60/052,051) filed 9 July 1997.
(9)   Claims priority to US application (#60/092,097) filed 8 July 1998.
(10)  Claims priority to US application (#60/109,255) filed 19 November 1998.

COLLABORATIONS

COLLABORATION STRATEGY

Nortran's current core of expertise lies in the ability of its personnel to research and develop potential drug candidates to the stage where such compounds demonstrate sufficient potential to warrant the undertaking of clinical trials. As part of its business strategy, Nortran will seek collaborative partners with experience in the development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required by the Food & Drug Administration, US (FDA), the Health Protection Branch, Canada (HPB), and drug regulatory agencies in other countries. The form of collaboration would depend in part on the product candidate, the stage of development, and the partner's expertise. Nortran would also expect any potential partner to market the products. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction. See "Risk Factors".

The rationale behind this strategy is to:

*  avoid the large expenses incurred in the later stages of clinical development
*  obtain early returns in the form of upfront fees and milestone payments
* utilize expertise and resources of major multinational pharmaceutical companies
*  obtain long term revenue streams through royalty payments on product sales

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

ALLIANCES

ASTRAZENECA AGREEMENT

Nortran entered into an arm's length agreement dated November 17, 1998 (the "AstraZeneca Agreement") with AstraZeneca of Goteberg, Sweden ("Astra") under which Nortran and Astra have agreed to conduct collaborative research to test four antiarrhythmic compounds developed by each of the companies. The studies will encompass tests in the Company's specialized models as well as testing in Astra's laboratories. Under the terms of the AstraZeneca Agreement, Astra will fund US $45,000 of the costs which the Company expects to be the major portion of the costs of these studies. An extension has been granted on the AstraZeneca Agreement to allow completion by both parties of the work programs.

AVENTIS PHARMA AGREEMENT

By an arm's length agreement dated May 1999 (the "Aventis Agreement") between Nortran and Aventis Pharma ("Aventis") of Frankfurt, Germany, the parties agreed to conduct collaborative research in the areas of cardiac arrhythmias. The terms of the Aventis Agreement provide that the Company and Aventis will test antiarrhythmic compounds developed by each of the companies. The companies will evaluate the pharmacological profiles of their compounds through the use of both Nortran's and Aventis' proprietary electrophysiological models. Each party will bear its own costs for research on its compounds under the Aventis Agreement.

ACQUISITIONS

Nortran is actively seeking access to other technologies that will enable it to obtain competitive advantages and accelerate product development. The Company's strategy is to acquire licenses only for those technologies which Nortran believes will add demonstrable value to its technology portfolio. Certain key technologies utilized by the Company have been obtained under licenses described below. Nortran expects to rely on these licenses for the development of certain key product candidates.

ACQUISITION OF RHYTHM-SEARCH DEVELOPMENTS LTD

By agreement dated February 1, 1995 (the "RSD Share Exchange Agreement") made among the Company, Magic Bullets Enterprises Ltd. ("MBE") and the shareholders of MBE, the Company, which already owned 50% of Rhythm-Search, acquired the remaining 50% of Rhythm-Search (valued by the parties at $3 million) in consideration for the issuance of 3,000,000 Common Shares to MBE. As a result of this transaction, Rhythm-Search became a wholly-owned subsidiary of the Company.

LICENSES AND COLLABORATIVE RESEARCH AGREEMENTS

UBC LICENSE AGREEMENT AND UBC RESEARCH AGREEMENT

By agreement dated February 12, 1992, Nortran acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Company entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Company, in consideration for the sum of $20,000 and the issuance of 100,000 Common Shares, an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

Under the terms of the UBC License Agreement, the Company has agreed to issue to UBC a further 100,000 Common Shares within 30 days of the commencement of Phase III clinical trials and an additional 100,000 Common Shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Company is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Company to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Company together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Company will pay all costs associated with patent applications.

Nortran is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement, to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker (the Company's Chairman of the Board) or his successor. The Company does not have any rights in any intellectual property arising from such research.

In addition, the Company and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement. Under the UBC Research Agreement, the Company has an option to license, on an exclusive world-wide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

NOCIBLOCKER AGREEMENT

By agreement dated November 19, 1997 (the "Nociblocker Agreement") entered into between Nortran and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to Nociblocker technology and all their therapeutic uses. The Nociblocker Agreement provides that Nortran will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997. The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a Nociblocker compound licensed to the Company under the Nociblocker Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States of America or Canada for a Nociblocker licensed by the Company under the Nociblocker Agreement. The Nociblocker Agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of Nociblocker drugs, including expenditures under the cough project.

The consideration payable under the Nociblocker Agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

CCM HEADS OF AGREEMENT

By agreement in principle (the "CCM Heads of Agreement") dated October 21, 1997, Chemical Company of Malaysia Berhad ("CCM") was granted exclusive rights by the Company to make, and have made, promote, sell and distribute Nortran's drug RSD921 in the People's Republic of China, Taiwan and any of the member countries of ASEAN (the "Territory"). The CCM Heads of Agreement provides that Nortran and CCM will share equally the out-of-pocket expenses of the Phase II and Phase III trials of RSD921 to be conducted in the Territory until the Company has expended a maximum of $1,200,000. Further clinical development of RSD921 (Phase
III) is not currently scheduled. The Phase II trial provided "proof of concept" data supporting the use of RSD921 in man. Management is currently focussing on further development and partnership opportunities in North America and Europe. The CCM Heads of Agreement provides that the CCM will pay the Company a royalty on net sales of RSD921 at a rate which is to be negotiated but will be in the range of 5% to 12%.

The CCM Heads of Agreement contemplates that a detailed license agreement will be negotiated but this has not yet been finalized. Under the CCM Heads of Agreement, CCM is also required to make certain milestone payments to the Company upon the achievement of certain milestones.

GOVERNMENT REGULATION
----------------------

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the Food and Drug Administration (the "FDA"), in Canada by the Health Protection Branch ("HPB") of the Department of Health and Welfare Canada and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

UNITED STATES REGULATION

The Company is required by the FDA to comply with certain procedures prior to marketing all of its products. These procedures include (i) preclinical laboratory and animal toxicology tests; (ii) submission of an investigational new drug application (an "IND"), which must become effective before human clinical trials commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (iv) the submission of a new drug application (an "NDA") to the FDA; and (v) FDA approval of a NDA prior to any commercial sale or shipment of the product, including pre-approval and post approval inspections of its manufacturing facilities.

Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of the product. The results of these preclinical tests are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Upon approval of the IND by the FDA, clinical trials may be initiated.

Clinical trials involve the administration of the pharmaceutical product to individuals under the supervision of qualified medical investigators. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into human subjects, the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics. Phase II involves studies in a limited patient population to
(i) determine the efficacy of the product for specific, targeted indications,
(ii) determine optimal dosage and (iii) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that the drug is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites. The FDA or the Company may suspend clinical trials at any time if they believe the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of the controlled release product.

If the approval being sought is for a new therapeutic area on a previously clinically tested drug the approval process will require a new full clinical trial regime, from preclinical to Phase III. If however, the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

The FDA may deny approval of an NDA if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunction actions and criminal prosecutions.

CANADIAN REGULATION

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

Before conducting clinical trials of a new drug in Canada, the Company must submit an IND to the HPB. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the HPB does not notify the Company that its application is unsatisfactory, the Company may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above.

Before selling a new drug in Canada, the Company must submit a New Drug Submission (an "NDS") to the HPB and receive a notice of compliance from the HPB to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. The HPB reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the HPB will issue a notice of compliance for the new drug.

The HPB may deny approval of an NDS if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The HPB may require further testing and surveillance programs to monitor the pharmaceutical product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

ADDITIONAL REGULATORY CONSIDERATIONS

There can be no assurance that problems will not arise which could delay or prevent the commercialization of the Company's products currently under development, or that the FDA, HPB and foreign regulatory agencies will be satisfied with the results of clinical trials to approve the marketing of such products.

Certain provincial regulatory authorities in Canada have the ability to determine whether the cost of a drug sold within such province will be reimbursed by a provincial government health plan by listing drugs on formularies. These provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry.

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Community countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of controlled release products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the HPB. After receiving the list, the HPB may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

REGULATION IN OTHER JURISDICTIONS

Based on clinical and commercial factors, the Company may elect from time to time to develop one or more of its compounds first in regions outside North America and Europe. In the regions where the Company is currently working to commence development of its first drug, South East Asia (with an initial focus on Malaysia and Taiwan) and South American countries (with an initial focus on Brazil), the regulatory environment has become very similar to that seen in North America, at least for the stages of development which are to be accomplished by the Company. In other words, a movement towards world harmonization has greatly influenced the regulation of the three major activities of the Company which will eventually contribute to an application for marketing approval:

1. Preclinical toxicology, including genotoxicity, carcinogenicity, teratogenicity, sub-acute and chronic toxicity;

2. Formulation and scale-up, including validating the process of manufacturing the drug and the materials used in preparing the final dosage form;

3. The clinical Phase I trial: a small trial in healthy volunteers to establish safety of the drug in humans.

The Company intends to meet or exceed the North American regulatory guidelines for each of these three development programs, in addition to meeting any specific requirements of the country for which the drug is first intended to be commercialized.

Sales of the Company's products by licensees outside of the United States and Canada are subject to local regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

RISK FACTORS
------------

The following offers a brief overview of some of the risk factors to be considered in relation to the Company's business. Specific risk factors to be considered include, but are not limited to, the following:

UNCERTAINTIES RELATED TO EARLY STAGE OF DEVELOPMENT

The Company is at an early stage of development. The Company has not completed the development of any commercial products and, accordingly, has no profitable operating history upon which investors may rely. The Company has received limited revenues from its operations and expects that most of its revenues in the foreseeable future will result from future corporate collaborations, if any. The Company's product candidates will require significant additional investment in research and development and in clinical trials. There can be no assurance that any of Nortran's products will meet applicable health regulatory standards, obtain required regulatory approvals, or be produced in commercial quantities at reasonable costs. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before the Company will receive any significant revenues from commercial sales of such products. There can be no assurance that the Company will be able to enter into any corporate collaborations or that the Company will ever achieve profitability.

LIMITED REVENUES; HISTORY OF SIGNIFICANT LOSSES; DEFICIT

The Company has no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has engaged only in research and development. The Company has generated limited non-sales revenues and incurred significant operating losses. See "Item 8 - Selected Financial Data" and "Item 19 - Financial Statements and Exhibits". The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations. "See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL NEEDS; UNCERTAINTIES OF ADDITIONAL FUNDING

The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among others, the following: continued scientific progress in its discovery, research and development programs; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with preclinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

NO ASSURANCE OF REGULATORY APPROVAL: POTENTIAL DELAYS

The preclinical testing and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any new products resulting therefrom are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by other similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing GMP ("Good Manufacturing Procedures"). Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

The Company is also subject to numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

NO ASSURANCE OF MARKET ACCEPTANCE

There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

SUBSTANTIAL COMPETITION

The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's programs. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete. "See Item 1 Description of Business - Competition."

DEPENDENCE UPON KEY PERSONNEL

The Company is dependent on certain key employees, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain "key person" life insurance on any officer, employee or consultant of the Company. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

NO ASSURANCE REGARDING LICENSING OF PROPRIETARY TECHNOLOGY OWNED BY OTHERS

The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Although the Company has obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expired during critical periods, that the Company will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favorable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

PROPRIETARY TECHNOLOGY: UNPREDICTABILITY OF PATENT PROTECTION

The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged, (ii) such products will not infringe the patents of third parties, or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling their planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced: if licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of third party, the Company could incur substantial legal expenses with no assurance of success.

In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to an Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company has already completed.

Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or initiated by its corporate collaborators or if the Company initiates such suits, and there can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance, that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition and results of operations.

NO ASSURANCE OF SUCCESSFUL MANUFACTURING

The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products which it may develop. Accordingly, if the Company were able to develop any products with commercial potential, the Company would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Company would be able independently to develop such capabilities or that the terms of any such arrangement would be favorable enough to permit the products to compete effectively in the marketplace.

DELAYS FROM NON-COMPLIANCE WITH GOOD MANUFACTURING PRACTICES

The manufacture of the Company's pharmaceutical products will be subject to current Good Manufacturing Practices ("GMP") or similar regulations prescribed by the FDA, the HPB and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

NO ASSURANCE OF SUCCESSFUL MARKETING

Although certain members of the Company have experience in marketing pharmaceutical products, the Company does not currently have the resources to market the products which it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Company is able to develop any products with commercial potential, the Company would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Company would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favorable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Company than if the Company marketed the products itself.

DEPENDENCE ON AND MANAGEMENT OF FUTURE CORPORATE COLLABORATIONS

The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favorable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues.

Because the Company plans to enter into research and development collaborations at an early stage of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future or existing corporate collaborators will commit sufficient resources to the Company's research and development programs or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future and existing corporate collaborators, will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company, or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of the Company's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

EXPOSURE TO PRODUCT LIABILITY CLAIMS

The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and HPB approval prior to sale in the United States and Canada respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such claims. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available or, if obtained, will be sufficient to satisfy asserted claims. To date, the Company has acquired insurance solely for the purpose of clinical trial testing of its drug candidates.

DILUTION

The Company has a substantial number of warrants and options outstanding. See
Item 12 - Options to Purchase Securities from Registrant or Subsidiaries. In addition, the Company may raise additional funding through equity financings. The exercise of warrants and options and the completion of equity financings, if available, may result in substantial dilution to shareholders.

CONFLICTS OF INTEREST

Certain of the Company's directors and officers may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

NO DIVIDENDS

To date, the Company has not paid any dividends on its common shares and does not intend to declare any dividends in the foreseeable future.

YEAR 2000

The Company initiated a program in 1998 to assess the risks of Year 2000 noncompliance, remediate all non-compliant systems, assess the readiness of key third parties and develop contingency plans. The critical aspects of the Year 2000 readiness program were completed in the third quarter of 1999. The Company has not experienced any significant business interruptions related to the transition to the Year 2000, however, the Company continues to actively monitor its systems and third party suppliers. Contingency plans are in place to prevent the failure of critical systems from having a material effect on the Company and address the risk of third party non-compliance. Total costs to address the Year 2000 issue were not material to the Company's financial position, results of operations or cashflows.



                       ITEM 2 - DESCRIPTION OF PROPERTIES
================================================================================

The Company and its subsidiaries currently lease 10,030 square feet of office and laboratory space at 3650 Wesbrook Mall, Vancouver, BC V6S 2L2, Canada for research, development and administrative purposes. The Company has executed an agreement to lease the space for an initial term of 36 months ending March 31, 2002. The Company may at its discretion extend the term of the lease for a further three option periods of 24 months each. Management anticipates the current facilities will be adequate for the foreseeable future.



                            ITEM 3 - LEGAL PROCEEDINGS
================================================================================

Nortran is not a party to any material pending legal proceedings and is not aware of any contemplated legal proceedings to which it may be a party.



                           ITEM 4 - CONTROL OF REGISTRANT
================================================================================

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government. The following table sets forth certain information as of March 31, 2000 concerning the beneficial ownership of common shares of the Company as to (a) each person known to the management of the Company that is the beneficial owner of more than 10% of the outstanding shares of the Company and (b) Company's officers and directors, as a group:

================================================================================
TITLE OF CLASS   IDENTITY OF PERSON OR GROUP   AMOUNT OWNED     PERCENT OF CLASS
--------------------------------------------------------------------------------
Common shares     CCM Investments Ltd.(1)        5,604,386           15.92%
--------------------------------------------------------------------------------
Common shares     Total voting securities        8,457,786 (3)       24.02%
                  owned by officers and
                  directors(2)
================================================================================

NOTES:

(1) Mr. Oh Kim Sun, a director of the Company, is also an indirect shareholder and the Group Executive Director of the Chemical Company of Malaysia Berhad, the parent company of CCM Investments Ltd.
(2) Drs. Michael Walker, Allen Bain and Clive Page, all directors of the Company, are also directors and shareholders of 554238 B.C. Ltd., the parent company of Magic Bullets Enterprises Ltd. holding directly and indirectly 2,717,600 shares of the Company.

(3) In addition, the directors and officers of the Company, as a group, are entitled, under existing incentive stock options, to acquire an aggregate of 1,450,000 common shares of the Company. See Item 12 "Options to Purchase Securities From Registrant or Subsidiaries".

                         ITEM 5 - NATURE OF TRADING MARKET
================================================================================

The Company's common shares are traded in Canada on the Canadian Venture Exchange (the "CDNX") under the symbol NRT and are quoted on the NASD OTC Electronic Bulletin Board in the United States under the symbol NTRDF.

The following table sets forth the volume of trading on the CDNX (or its predecessor the Vancouver Stock Exchange), together with the high, low and closing sales prices for the period December 1, 1998 through February 29, 2000:

================================================================================
                                                       SALES
                                                 CANADIAN DOLLARS
                                    --------------------------------------------
QUARTER ENDED              VOLUME        HIGH           LOW            CLOSING
================================================================================
February 29, 2000        5,958,977      $1.55          $0.47             $1.39

November 30, 1999        1,163,929      $0.77          $0.50             $0.51

August 31, 1999          5,685,287      $1.73          $0.62             $0.78

May 31, 1999             5,285,336      $1.59          $0.87             $1.49

February 28, 1999        2,794,730      $1.39          $0.97             $1.02

November 30, 1998        6,112,534      $1.42          $0.87             $1.06

August 31, 1998          7,483,854      $1.83          $0.92             $0.94

May 31, 1998            24,790,979      $3.15          $1.34             $1.80

February 28, 1998        6,610,010      $1.69          $0.83             $1.65
================================================================================

The following table sets forth the volume of trading for the Company's common shares recorded on the NASD OTC Electronic Bulletin Board in the United States, together with the high, low and closing sales prices (U.S. Dollars) of the Company's common shares for the period December 1, 1998 through February 29, 2000:

================================================================================
                                                      SALES
                                                  U.S. DOLLARS
                                     -------------------------------------------
QUARTER ENDED              VOLUME        HIGH           LOW            CLOSING
================================================================================
February 29, 2000        1,046,500      $1.19          $0.25             $0.90
November 30, 1999          209,600      $0.56          $0.34             $0.45
August 31, 1999            622,800      $1.13          $0.40             $0.50
May 31, 1999               762,000      $1.09          $0.50             $0.83
February 28, 1999          278,200      $0.88          $0.63             $0.73
November 30, 1998          511,900      $0.94          $0.50             $0.69
August 31, 1998            599,500      $1.28          $0.58             $0.65
May 31, 1998               623,000      $3.25          $0.96             $1.00
February 28, 1998          281,900      $1.10          $0.50             $1.08
================================================================================

On March 31, 2000, the Company had 33 registered shareholders with addresses in the United States holding approximately 4,308,313 shares or approximately 12.24% of the total number of issued and outstanding shares. The Company is not aware of the distribution of any warrants to US residents. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

                  ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS
                               AFFECTING SECURITY HOLDERS
================================================================================

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See Item 7 "Taxation".

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote Common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn.$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in Common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 1998 to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn.$179 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common shares of the Company. The acquisition of less than a majority but one third or more of the Common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to Common shares of the Company would be exempt from the Investment Act, including

(a) acquisition of Common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of Common shares, remained unchanged.

                                   ITEM 7 - TAXATION
================================================================================

CANADIAN FEDERAL INCOME TAXATION
--------------------------------

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more Common shares pursuant to this Registration Statement, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all Common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the Common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention
(1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Canadian Venture Exchange is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency 's position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Investor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See Item 7 "Taxation - Canadian Federal Income Taxation".

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Registrant and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Registrant.

U.S. HOLDERS

As used herein, a "U.S. Holder" is a holder of Common Shares of the Registrant who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES OF THE REGISTRANT

U.S. Holders, who do not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Registrant are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF THE REGISTRANT

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of Common Shares of the Registrant equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares of the Registrant. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Registrant were to become a controlled foreign corporation. For the effect on the Registrant of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.
For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares of the Registrant:

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares of the Registrant to be treated as ordinary income rather than capital gains.

PASSIVE FOREIGN INVESTMENT COMPANY

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's
(i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by the Registrant.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Registrant is a PFIC whether or not it is treated as a QEF.
For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant.

MARK-TO-MARKET ELECTION FOR PFIC STOCK UNDER THE TAXPAYER RELIEF ACT OF 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange

Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

CONTROLLED FOREIGN CORPORATION STATUS

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

ELIMINATION OF OVERLAP BETWEEN SUBPART F RULES AND PFIC PROVISIONS

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S.

Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold.

                          ITEM 8 - SELECTED FINANCIAL DATA
================================================================================

The following table sets forth selected consolidated financial data for the Company which has been derived from the audited consolidated financial statements of the Company prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conforms to accounting principles generally accepted in the U.S. ("U.S. GAAP") except as disclosed in
Note 13 to the audited financial statements included herein. This financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included at Item 9 herein.

The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed above at the beginning to Part I of this Form 20-F.

On March 1, 1995 the Company completed the acquisition of the remaining 50% interest in Rhythm-Search. Accordingly, the results of operations of the wholly-owned subsidiary are reflected in the consolidated financial statements from that date. Prior to the acquisition of the remaining 50% interest in Rhythm-Search the Company's research activities were reflected in the Consolidated Financial Statements through its share of the loss of affiliated companies.

The consolidated financial statements also include the results of operations of the Company's newly incorporated subsidiary, Atriven Cardiology Corp.

=====================================================================================================================
                                                     YEARS ENDED NOVEMBER 30
---------------------------------------------------------------------------------------------------------------------
                                   1999             1998             1997              1996                1995
---------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
Revenue
  Interest income              $   258,395        $   320,286      $   106,187      $   32,498        $     21,513
  Grant and other revenue          191,868             45,576           22,260         139,313             137,094
---------------------------------------------------------------------------------------------------------------------
                                   450,263            365,862          128,447         171,811             158,607
---------------------------------------------------------------------------------------------------------------------
Loss Before Undernoted Items     4,451,320          5,168,419        2,749,088       1,231,269             979,273
  Loss on disposition of
    affiliate                         -                  -                -               -                238,264
  Non-controlling interest            -                  -                -               -                (40,265)
---------------------------------------------------------------------------------------------------------------------
NET LOSS, CDN GAAP               4,451,320          5,168,419        2,749,088       1,231,269           1,177,272
---------------------------------------------------------------------------------------------------------------------
Net Loss per common share,
   CDN GAAP                         $ 0.16             $ 0.19           $ 0.14           $0.09              $ 0.11

Weighted average number of
   outstanding shares, CDN GAAP  28,331,730        26,780,674       19,546,048      13,048,683          11,072,610

=====================================================================================================================

Net Loss, Canadian GAAP           4,451,320         5,168,419         2,749,088      1,231,269           1,177,272
Adjustment for development
   costs of affiliate                  -                 -                 -              -               (116,572)
Adjustment for stock-based
   compensation                      51,000           129,000           237,500        119,000              10,750
---------------------------------------------------------------------------------------------------------------------
NET LOSS, U.S. GAAP               4,502,320         5,297,419         2,986,588      1,350,269           1,071,450
---------------------------------------------------------------------------------------------------------------------

Net Loss per common share,
   US GAAP                             0.17              0.21              0.17           0.12                0.11
Weighted number of shares
   outstanding, US GAAP          26,831,730        25,280,674        18,046,048     11,548,683           9,572,610
=====================================================================================================================

                                                                         AS AT NOVEMBER 30
---------------------------------------------------------------------------------------------------------------------
                                   1999             1998             1997              1996                1995
---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Total Assets, CDN & US GAAP       9,863,730         8,808,686        11,111,530      4,211,595           3,586,465

Long term liabilities, CDN &
   US GAAP                           91,306           217,989            50,454           -                   -
=====================================================================================================================

             ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the related Notes to the Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with CDN GAAP. A discussion of differences between CDN GAAP and US GAAP is provided in Note 13 to the Consolidated Financial Statements.

Since its reorganization in 1992 as a drug research and development company, Nortran has devoted its resources primarily to fund its research and development programs. The Company's business is still at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, pre-clinical studies and clinical trials, and regulatory compliance. Nortran's business is subject to significant risks, including uncertainties associated with the regulatory approval process and with obtaining and enforcing patents important to the Company's business. See Item 1- "Description of Business -
Risk Factors".

The Company does not anticipate revenues from product sales for the foreseeable future. Over the next several years, the Company expects to derive its sources of funding from interest income and equity financing and, to the extent negotiated, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on Nortran achieving certain development milestones.

RESULTS OF OPERATIONS
---------------------

YEAR ENDED NOVEMBER 30, 1999
----------------------------

The Company incurred a consolidated net loss of $4,451,320 ($0.16 per share) as compared to $5,168,419 million (or $0.19 per share) for the preceding fiscal year.

Research and development expenses totalled $3,248,775 as compared to $3,311,362 for the 1998 fiscal year. General and administration expenses declined to $997,890 as compared to $1,553,337 for the preceding fiscal year. The decrease in general administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses incurred.

YEAR ENDED NOVEMBER 30, 1998
----------------------------

The Company incurred a consolidated net loss of $5,168,419 ($0.19 per share) as compared to $2,749,088 ($0.14 per share) for the preceding fiscal year.

The Company expended $3,311,362 in its research and development activities as compared to $1,306,147 for the 1997 fiscal year. The increase in research and development expenditures was primarily due to an escalation in research expenses connected to clinical trials, expansion of research team and related overhead is associated with the increased activity in this department. The Company expended $1,553,337 in its administrative activities as compared to $1,100,747 during the 1997 fiscal year. The increase in administrative expenses was primarily due to the expansion of the Company's administrative support staff with associated increases in overhead.

YEAR ENDED NOVEMBER 30, 1997
----------------------------

The Company incurred a consolidated net loss of $2,749,088 ($0.14 per share) as compared to $1,231,269 ($0.09 per share) for the preceding fiscal year. The Company expended $1,306,147 in its research activities as compared to $631,008 during the 1996 fiscal year. The increase in research and development expenditures was due to the increased expenses incurred in clinical trials and the expansion of the research team. The Company expended $1,100,747 in its administrative activities as compared to $418,394 during the 1996 fiscal year. The increase in administration expenses was due to increased overhead and recruitment of additional support staff.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Since its change of business to pharmaceutical research and development, the Company has financed its operations through equity financing, research fees, government grants and refundable tax credits.

Nortran's activities during the fiscal year ended November 30, 1999 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placement described below. Working capital at November 30, 1999 was approximately $6.2 million. Under its various research programs, the Company is obligated to make minimum research expenditures of approximately $474,000 in the next two years ($320,500 and $153,500 in fiscal 2000 and 2001 respectively). In addition, the Company has operating lease commitments of approximately $559,000 in the next three years ($238,000, $241,000 and $80,000 in each of fiscal 2000, 2001 and 2002 respectively).

On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants (the "Special Warrants") at a price of $0.70 each for total gross proceeds of $5.1 million. In connection with the private placement, the Company paid a cash commission of $304,496 and granted 728,564 compensation options (the "Compensation Options") to the lead agent of this financing, First Marathon Securities Limited (the "Agent"). The net proceeds from this financing support the Company's on-going research and development, primarily in the areas of antiarrhythmic drugs and acute cough suppressants, and general corporate purposes.

Each Special Warrant was converted into one common share of the Company, without additional payment. Each Compensation Option was converted into one share purchase warrant (the "Agent's Warrant") at no additional cost. Each Agent's Warrant entitles the Agent to purchase one common share of the Company at $0.70 per share until August 11, 2001.

At November 30, 1999 the Company's cash and cash equivalents and short-term investments was $6,784,170 as compared to $5,283,814 at November 30, 1998 and $7,713,399 at November 30, 1997. The Company's working capital surplus at November 30, 1999 was $6,237,713 as compared to $5,058,958 at November 30, 1998 and $7,648,879 at November 30, 1997.

In fiscal 1998, the Company received $2,410,659 in gross proceeds from the issuance of equity securities pursuant to the exercise of options and warrants.

On November 10, 1997, the Company completed a non-U.S. non-brokered private placement of 2.7 million units at $1.60 per unit for gross proceeds of $4,320,000. Each unit comprised one common share and 0.3 warrant. Each full warrant entitles the holder to acquire one common share at $2.00 at any time during the period ending November 10, 1998, this period was subsequently extended to November 10, 1999.

In June 1997, the Company completed a brokered private placement for one million units at $0.72 per unit sold exclusively to non-US resident subscribers for gross proceeds of $720,000. Each unit consists of one common share and one warrant with each warrant entitling the holder to purchase one share of the Company at $0.72 in the first year and at $0.90 in the subsequent year with an expiry date of June 29, 1999. The agent, McDermid St. Lawrence, was paid a 1.5% commission and granted 100,000 broker warrants, the terms of which are identical to those for the warrants.

On May 9, 1997 the Company completed a non-U.S. non-brokered private placement of 2.5 million units at $0.72 per unit, each unit consisting of one common share and one warrant, and each warrant entitling its holder to purchase one share of the Company at $0.72 in the first year and at $0.90 in the subsequent year.
This financing generated gross proceeds of $1.8 million from the initial sale of the units.

During the year ended November 30, 1996 the Company raised approximately $1.5 million net of financing costs in a Special Warrants private placement. This offering was for 2.5 million units at a price of $0.80, each unit consisting of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase one additional common share of the Company at a price of $0.80 on or before May 5, 1997. All of the warrants granted in the 1996 private placements were exercised resulting in a total of an additional $2.1 million in capital for the Company. The proceeds from these offerings were used to fund research and development activities and to pay administration costs.

The Company completed a private placement of 624,096 units in the 1995 financial year for total proceeds of approximately $518,000. Each unit consisted of one common share and one share purchase warrant exercisable at $0.83 in the first year and $0.95 in the second year to acquire an additional common share. During the year ended November 30, 1996 the Company raised approximately $1.5 million net of financing costs in a Special Warrants private placement. This offering was for 2.5 million units at a price of $0.80, each unit consisting of one common share and one share purchase warrant. Each warrant entitled the holder thereof to purchase one additional common share of the Company at a price of $0.80 on or before May 5, 1997. All of the warrants granted in the 1995 and 1996 private placements were exercised resulting in an additional $0.6 million and $2.1 million, respectively, in capital for the Company. The proceeds from these offerings were used to fund research and development activities and to pay administration costs.

The Company expects that reliance on equity financing will continue during preclinical development and through the early clinical stages of development. The longer term sustainability of the Company will be achieved through collaborative and licensing arrangements and the creation, development and ultimate disposition of intellectual property. As much as possible, the disposition of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

The Company believes that the cash on hand at November 30, 1999 will be sufficient to fund the operations for the next 18 months. However, the Company's future cash requirements may vary materially from those now expected because of a number of factors including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development programs. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Company is unable to raise funds to satisfy its varying cash requirements, the Company's business, financial condition and results of operations could be materially adversely affected.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares of the Company is within the discretion of the Company's Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retained earnings in order to finance the further development of its business.

                             ITEM 9A - MARKET RISK
================================================================================

The Company does not hold any market risk sensitive instruments.

                  ITEM 10 - DIRECTORS AND OFFICERS OF THE COMPANY
================================================================================

All directors hold office until the next annual general meeting or until they resign or are removed from office in accordance with the Company's articles and the Company Act (British Columbia).

Directors and executive officers of the Company, their position and the period during which each served as a director or officer are as follows:


================================================================================
NAME                           POSITION                            PERIOD SERVED
--------------------------------------------------------------------------------
Dr. Michael J.A. Walker        Director                               since 1992
                               Chairman of the Board                  since 1996

Robert W. Rieder               Director                               since 1997
                               President, Chief Executive Officer     since 1998

Dr. Clive P. Page              Director                               since 1996

Colin R. Mallet                Director                               since 1996

Dr. Allen I. Bain              Director                               since 1996

Oh Kim Sun                     Director                               since 1997

Darrell Elliott                Director                               since 1999

Gregory N. Beatch              VP Research                            since 1997

Sheila M. Grant                Secretary,                             since 1997
                               Director of Finance & Administration   since 1996
================================================================================

The following are short biographies on the directors and senior officers of the
Company:

MICHAEL JOHN ALFRED WALKER, PH.D. - CHAIRMAN OF THE BOARD AND DIRECTOR
Dr. Walker has been Chairman of the Board since January 16, 1996 and a Director of Nortran since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr. Walker is also the President and a director of Rhythm-Search.

ROBERT WILLIAM RIEDER, M.B.A. - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp., Canada's largest medical investment fund. Mr. Rieder was Chief Operating Officer for dba Telecom Inc. in 1994, and was a director of SFG Technology Inc., all Vancouver-based technology companies and to the best of Mr. Rieder's knowledge, all of which still carry on business. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. and StressGen Biotechnologies Corp. Mr. Rieder received his M.B.A. from the University of Western Ontario.

CLIVE PETER PAGE, PH.D. - DIRECTOR
Dr. Page has been a Director of Nortran Pharmaceuticals since January 16, 1996. Dr. Page has been a Professor of Pharmacology at Kings College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry. He is recognized as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Professor Page has had pharmaceutical industry experience in his previous work for Sandoz Switzerland, a pharmaceutical company. Professor Page acts as consultant to the Company in the development and partnering of the cough and local anaesthetic programme. Additionally, Professor Page is a member of the Company's audit committee and compensation committee.

COLIN ROGER MALLET - DIRECTOR
Mr. Mallet has been a Director of the Company since January 16, 1996. Currently retired, Mr. Mallet is the former President and Chief Executive Officer of Sandoz Canada. Mr. Mallet guided the successful growth and development of this Canadian pharmaceutical company with 540 employees and annual sales of $180 million in 1994. Under his leadership, Sandoz Canada increased its market share ranking from fifth to first, among the top-ten subsidiaries of its parent company, Sandoz Pharma Ltd. Mr. Mallet is also past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. Mr. Mallet contributes several hours per month in advising Management in matters of corporate development and product positioning, in addition to attendance at directors' meetings. Mr. Mallet is Chair of the Company's audit committee and corporate governance committee and also serves as a member of the Company's compensation committee.

ALLEN IAN BAIN, PH.D. - DIRECTOR
Dr. Bain has been a Director of the Company since May 13, 1996. Dr. Bain was President of Nortran Pharmaceuticals Inc. from March 1, 1997 to April 15, 1998. Dr. Bain received his Ph.D. in pharmacology from the University of British Columbia, Canada in 1994 for work in neuroscience. Dr. Bain is President, CEO of Immune Network Research. Dr. Bain is a member of the Company's corporate governance committee.

OH KIM SUN - DIRECTOR
Mr. Oh was appointed to the Company's Board of Directors in November, 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad
(CCM), as required by the terms of the Investor's subscription agreement. Mr. Oh is the Group Executive Director of the CCM Group. Mr. Oh, a chartered accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. (ICI) where he had held various senior executive positions for several years. Mr. Oh is a member of the Company's audit committee.

DARRELL ELLIOTT - DIRECTOR
Mr. Elliott was appointed to the Company's Board of Directors in January 1999. Mr. Elliott is currently Senior Vice-President of MDS Capital Corp. Until recently, Mr. Elliott was Regional Vice President of Royal Bank Capital Corporation ("RBCC"). In that role, he was National Managing Director of RBCC's Life Sciences Fund. With a degree in economics from the University of South Africa (Pretoria), Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada. As Vice-Chairman and Financial Director, he assisted one foreign conglomerate in growing from 6 to 42 companies over an 18 month period. He has also served on numerous boards of directors, including currently those of several Canadian private and public companies such as Inex Pharmaceuticals Corp., B.C. Research Inc., Chromos Molecular Systems Inc. as well as others. Mr. Elliott is a member of the Company's corporate governance committee.

GREGORY NORBERT BEATCH, PH.D. - VICE PRESIDENT RESEARCH
Dr. Beatch has been VP Research since June 1997. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the Health Protection Branch. Dr. Beatch was a Research Scientist for the Drugs Directorate of the Health Protection Branch of the Canadian Government, the equivalent of the US FDA. In this capacity, Dr. Beatch has been involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

SHEILA GRANT, MBA - CORPORATE SECRETARY, DIRECTOR OF FINANCE & ADMINISTRATION Ms. Grant has been Secretary of the Company since May 1, 1997. Ms. Grant joined the Company as Manager of Business Operations in September 1996. Prior to this date Ms. Grant acted as business consultant to De Novo Enzyme Corporation and Coopers & Lybrand. Ms. Grant has also worked in research positions for Schering Agrochemicals Ltd. UK, Wellcome Biotechnologies U.K. and Serono Diagnostics U.K.

SCIENTIFIC ADVISORY BOARD

Management receives guidance from a Scientific Advisory Board, presently composed of the following members:

PETER JOHN BARNES, MA, DM, DSC, FRCP
Dr. Barnes is a professor of Thoracic Medicine and Director of the Department of Thoracic Medicine at the National Heart and Lung Institute (London, U.K.). He is also the Chairman of Respiratory Sciences at the Imperial College School of Medicine and is a Consultant Physician to the Royal Brompton Hospital in London. Dr. Barnes has published over 600 peer reviewed papers of his own and now serves on the Editorial Boards of numerous medical and pharmacological journals including the New England Journal of Medicine. Dr. Barnes is an Associate
Editor of the American Journal of Respiratory and Critical Care Medicine, was an Associate Editor for the European Respiratory Journal and the British Journal of Clinical Pharmacology, and served as the Editor for Pulmonary Pharmacology.

GUNNAR ABERG, PH.D.
Dr. Aberg is the founder and President of Bridge Pharma Inc., a research and early development pharmaceutical company based in Sarasota, Florida. Since its inception, Bridge Pharma's rapidly growing portfolio of diversified patented products is a credit to his considerable skill and experience in pharmaceutical and intellectual property issues. Prior to founding Bridge Pharma, Dr. Aberg was Senior Vice President of Research for Sepracor Inc., where he directed a research and development group focused on improvement of existing therapies. Notably, he directed Sepracor's development of Allegra, a non-sedating antihistamine without cardiotoxicity. Dr. Aberg has also held several senior research and development positions with major pharmaceutical companies including Bristol-Myers Squibb Company, Ciba-Geigy Corporation and Astra Pharmaceuticals Inc. He led research teams in these companies that have brought to the market products such as Monopril, Lopressor and Lotensin (all three are used for the treatment of high blood pressure), Tonocard (for cardiac arrhythmia), and Marcaine (for local anesthesia).

JOEL MORGANROTH, M.D., F.A.C.C., F.A.C.P.
Dr. Morganroth holds teaching positions at the University of Pennsylvania School of Medicine and the Jefferson Medical College of Thomas Jefferson University, has published more than 300 scientific papers in the field of cardiology and has edited 23 books on cardiology and antiarrhythmic drugs. Dr. Morganroth also has played a role in a number of major multicenter clinical trials including the CAST trial which assesses the therapeutic value of therapeutic antiarrhythmics. Dr. Morganroth is currently the CEO of Premier Research Worldwide.

STANLEY NATTEL
Dr. Nattel obtained BSc (1972) and MDCM (1974) degrees at McGill University, and then trained in Internal Medicine (1974-76, at the Royal Victoria Hospital) and Clinical Pharmacology (1976-78, at the Montreal General Hospital). After research and clinical training in Cardiology at the Krannert Institute of Cardiology in Indianapolis (1978-80) and an additional year of research training in Physiology at the University of Pennsylvania in Philadelphia (1980-81), he became a faculty member in Pharmacology and Medicine at McGill University and a Cardiologist/Clinical Pharmacologist at the Montreal General Hospital. In 1987, he moved to the Montreal Heart Institute and the University of Montreal. Since 1990, Dr. Nattel has been the Scientific Director of the Research Center of the Montreal Heart Institute. Dr. Nattel's research interests have focused on the basic mechanisms determining cardiac arrhythmogenesis and governing the efficacy and safety of antiarrhythmic therapy. His work as an independent researcher over the past 20 years has been marked by a broad "bench to bedside" type of approach.

            ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS
================================================================================

The aggregate compensation (solely salary) paid to all directors and executive officers of the Company, as a group, for the fiscal year ended November 30, 1999 was $325,000.

For purposes of this Item, "executive officer" and "named executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company.

COMPENSATION OF EXECUTIVE OFFICERS
----------------------------------

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation information paid by the Registrant and its subsidiaries for the last fiscal year for the Company's Chief Executive Officer and the next four highest paid officers who are paid more than $100,000 per year.

-----------------------------------------------------------------------------------------------------------------------------------
                                                  ANNUAL COMPENSATION        LONG TERM COMPENSATION
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                AWARDS   PAYOUTS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        RESTRICTED
                                                             OTHER       SECURITIES     SHARES OR
                                                             ANNUAL        UNDER        RESTRICTED
                                                          COMPENSATION    OPTIONS         SHARE            LTIP         ALL OTHER
NAME AND PRINCIPAL                 SALARY     BONUS           ($)         GRANTED         UNITS           PAYOUTS      COMPENSATION
    POSITION             YEAR       ($)        ($)                          (#)            ($)              ($)
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Michael J.A. Walker  1999       Nil        Nil            Nil           Nil            Nil             Nil             Nil
Chairman, Former CEO
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder         1999     $200,000     Nil            Nil           Nil            Nil             Nil             Nil
Director, President
and CEO
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Gregory N. Beatch    1999     $125,000     Nil            Nil           Nil            Nil             Nil            $ (7)
V.P. Research
===================================================================================================================================

LONG TERM COMPENSATION

During the most recently completed financial year ended November 30, 1999, the Company did not make any long-term incentive plan awards to its Directors, officers or employees.

OPTIONS

The Company did not grant stock options to its Named Executive Officers during the year ended November 30, 1999. During the most recently completed financial year ended November 30, 1999, the Directors and Officers exercised zero stock options. See Item 12 "Options to Purchase Securities From Registrant or Subsidiaries".

PENSION PLAN

The Company does not maintain a pension plan for its employees, officers or directors.

COMPENSATION OF DIRECTORS
---------------------------

During the financial year ended November 30, 1999, the following directors of the Company received the amounts of compensation shown:

================================================================================
DIRECTOR                SALARY          DIRECTORS' FEES          CONSULTING FEES
--------------------------------------------------------------------------------
Michael Walker           nil                  nil                     nil

Robert Rieder          $200,000               nil                     nil

Clive Page               nil                $10,000                $39,261

Colin Mallet             nil                $10,000                 $2,000

Darrell Elliott          nil                 $8,333                 $6,500 (1)

Allen Bain               nil                  nil                     nil

Oh Kim Sun               nil                  nil                     nil
================================================================================

(1)  Paid to Isuma Strategies Inc., a company owned by Mr. Elliott

Other than as disclosed herein, none of the directors of the Company, in their role of as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for the benefit of the Company during the most recently completed financial year.


                   ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM
                            REGISTRANT OR SUBSIDIARIES
================================================================================

INCENTIVE STOCK OPTIONS
-----------------------

The Company is subject to the policies of the Canadian Venture Exchange ("CDNX") in respect of the grant of stock options. Under the CDNX policy guidelines the aggregate number of shares that may be reserved for issuance pursuant to director or employee stock options must not exceed

(a) 10% of the issued shares at the time of the grant unless the grant is pursuant to a stock option plan which has been accepted by the CDNX, and
(b)  5% of the issued shares to any one individual at the time of the grant.

INCENTIVE STOCK OPTIONS

The following table summarizes, as at March 31, 2000, the outstanding incentive stock options.

================================================================================
Date of Grant   Number of Options   Exercise Price   Expiry Date
--------------------------------------------------------------------------------
November 1, 1995      45,000           $0.63        October 31, 2000

April 11, 1996       200,000           $0.70        April 10, 2001

July 9, 1996         175,000           $1.00        July 8, 2001

April 3, 1997        310,000           $1.40        April 2, 2002

April 21, 1997        40,000           $1.42        April 20, 2002

May 30, 1997          90,000           $1.25        May 29, 2002

January 19, 1998      15,000           $0.97        January 18, 2003

March 18, 1998       600,000           $1.49        March 17, 2003

March 27, 1998       200,000           $1.85        April 26, 2001

June 12, 1998        260,000           $1.58        June 11, 2004

October 16, 1998     265,000           $1.05        October 15, 2004

January 11, 1999      35,000           $1.26        January 10, 2005

February 9, 1999     100,000           $1.10        February 8, 2004

February 25, 1999     50,000           $1.05        February 24, 2005

November 1, 1999     100,000           $0.61        October 31, 2002

November 1, 1999      50,000           $0.61        October 31, 2004

November 1, 1999      60,000           $0.61        October 31, 2005

February 14, 2000    130,000           $1.05        February 13, 2006

March 30, 2000        55,000           $1.81        March 29, 2005
--------------------------------------------------------------------------------
TOTAL              2,780,000
================================================================================

The total number of incentive options outstanding as at March 31, 2000 is 2,780,000. The following table sets out certain details of these options that are held by directors and senior officers of the Company as at March 31, 2000.

There can be no assurances that the options described above will be exercised in whole or in part.

                       SUMMARY TABLE OF OPTIONS HELD BY
            DIRECTORS AND OFFICERS OF NORTRAN PHARMACEUTICALS INC.



================================================================================
NAME          NUMBER OF SHARES HELD       EXERCISE PRICE         EXPIRATION DATE
              UNDER OPTION
--------------------------------------------------------------------------------
Michael Walker       30,000                    $0.63               Oct. 31, 2000

Robert Rieder        55,000                    $1.81              March 29, 2005
                    600,000                    $1.49              March 17, 2003
                     40,000                    $1.42              April 20, 2002
Clive Page          100,000                    $0.70              April 10, 2001
                     50,000                    $0.61              Oct. 31, 2004
Colin Mallet        100,000                    $0.70              April 10, 2001
Allen Bain          200,000                    $1.85              April 26, 2001
Darrell Elliott     100,000                    $1.10              Feb. 8, 2004
Gregory Beatch       60,000                    $1.25              May 29, 2002
                     55,000                    $1.05              Oct. 15, 2004
Sheila Grant         60,000                    $1.40              April 2, 2002
--------------------------------------------------------------------------------
TOTAL             1,450,000
================================================================================

In May 1998, the shareholders of the Company approved a share option plan (the "Option Plan"). Directors, officers, employees and consultants of the Company and any subsidiary of the Company are eligible to participate in the Option Plan. The number of remaining common shares reserved for issuance under the Option Plan is 1,132,000, excluding the 2,780,000 shares as at March 31, 2000, reserved for issuance under presently outstanding incentive stock options.

All grants of options under the Option Plan are to be made by the board of directors or an authorized committee of the board. The minimum exercise price will be the 10-day trading average closing price of the Common shares on the Canadian Venture Exchange immediately preceding the date of grant of the option. All options granted under the Option Plan may be for a term of up to 10 years from the date of grant thereof. Options granted to officers, employees or consultants will vest annually after the date of grant at the rate of the greater of 20,000 Common shares or 20% of the number of Common shares which may be purchased on the exercise of the option. Options granted to directors will vest immediately upon grant as to 20% of the number of Common shares which may be purchased under the option and thereafter as to 20% on each anniversary of the date of grant.

The maximum number of Common shares which may be reserved for issuance under the Option Plan to any one person at any time will be 5% of the Common shares outstanding on a non-diluted basis (the "Outstanding Issue") at that time, less the aggregate number of common shares reserved for issuance to such person under any other share compensation arrangement. The number of Common shares that may be reserved for issuance under the Option Plan and any other share compensation arrangement (i) to insiders of the Company may not exceed 2,500,000 Common shares, (ii) in a one-year period insiders of the Company may not exceed 10% of the Outstanding Issue at that time, and (iii) to any one insider, within a one-year period, may not exceed 5% of the Outstanding Issue at that time. Under the Option Plan, an insider is, generally, a director or senior officer of the Company or its subsidiary, and includes an associate of the insider.

The number of Common shares subject to an option will be adjusted in the event of any subdivision or consolidation of the Common shares or any dividend payable in common shares and in the event of certain other reorganizations or other events affecting the Common shares, as determined by the board of directors.

WARRANTS
--------

On November 18, 1999, the Company completed a non-U.S. private placement of 7,285,643 special warrants (the "Special Warrants") at a price of $0.70 each for total gross proceeds of $5.1 million. In connection with the private placement, the Company paid a cash commission of $304,496 and granted 728,564 compensation options (the "Compensation Options") to the lead agent of this financing, First Marathon Securities Limited (the "Agent").

Each Special Warrant was converted into one common share of the Company, without additional payment. Each Compensation Option was converted into one share purchase warrant (the "Agent's Warrant") at no additional cost. Each Agent's Warrant entitles the Agent to purchase one common share of the Company at $0.70 per share until August 11, 2001. There are no outstanding purchase warrants as at March 31, 2000.

On November 10, 1997 the Company completed a non-U.S., non-brokered private placement of 2,700,000 units at $1.60 per unit for gross proceeds of $4,320,000. Each unit comprised one common share and 0.3 warrant. Each full warrant entitled the holder to acquire one common share at $2.00 at any time during the period ending November 10, 1999. As at March 31, 2000 all warrants have been exercised.

On May 9, 1997 the Company entered into a non-U.S. non-brokered private placement agreement for 2,500,000 units at a price of $0.72 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share exercisable at a price of $0.72 per share if exercised by May 7, 1998 and at a price of $0.90 if exercised by May 7, 1999. As at March 31, 2000 all warrants have been exercised.

In addition to this non-brokered private placement the Company completed a second, concurrent non-U.S. private placement. This brokered portion of the private placement was for one million units at $0.72 per unit, each unit consisting of one common share and one warrant, each warrant entitling the holder to purchase one share of the Company at $0.72 in the first year and at $0.90 in the subsequent year. The Agent for the offering was paid a commission of and was granted 100,000 share purchase warrants, for which the terms are identical to those for the warrants described above. As at March 31, 2000 all warrants have been exercised or expired.

There are no outstanding share purchase warrants as at March 31, 2000.

ESCROW SHARES

As at March 31, 2000, the Company had cancelled 1,500,000 common shares that had previously been held in escrow. The release of these shares was subject to the approval of regulatory authorities and was based on the Company's cumulative cashflow. These shares were included as outstanding shares prior to the cancellation date and were returned to Treasury on March 13, 2000 and are therefore excluded in the 35,204,506 issued and outstanding common shares described in this Annual Report.

The Escrow Shares were held in escrow pursuant to the terms of an agreement dated February 23, 1990 (the "Escrow Agreement") among the Company, Pacific Corporate Trust Company, (the "Escrow Agent"), and the escrow holder. The escrow restrictions contained in the Escrow Agreement provided that the shares could not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia (the "Superintendent") or, while the shares are listed on the CDNX, the consent of the CDNX. The Escrow Shares could only have been released upon written consent, order or direction of, and in accordance with the general policies of, the Superintendent or the CDNX. The Escrow Agreement provided that any shares not released from escrow before January 22, 2000 would be cancelled.

        ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
================================================================================

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No directors or senior officers or any of their associates were indebted to the Company in the most recently completed financial year.

CONFLICT OF INTEREST

Although the directors and officers of the Registrant have various fiduciary obligations to the Registrant, situations may arise where the interests of the directors and officers of the subsidiaries of the Registrant or of the other shareholders thereof (other than the Registrant) could conflict with those of the Registrant. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers and personnel of the Registrant, such subsidiaries and their associates and their affiliates. These conflicts are normally resolved in accordance with the applicable statutory provisions and common law requirements for the disclosure of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest.

Some of the directors and officers of the Company are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such companies. All such conflicts be disclosed by them in accordance with the Company Act (British Columbia) and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

RELATED PARTY TRANSACTIONS

                                             1999           1998           1997
                                               $              $              $
--------------------------------------------------------------------------------

Paid to companies with a common
  director for:
  - contract research services             163,954         48,041          -
  - administrative consulting services       6,500           -             -
Paid to directors for:                                       -             -
  - research consulting services            37,761           -             -
  - administrative consulting services       3,500           -             -
Paid to a partnership where a
  director is a partner for
  administrative consulting services          -              -           21,000
Accounts payable to directors
  and/or companies with a common
  director                                  40,690           -             -
================================================================================

All transactions are recorded at their exchange amounts.

                                         PART III

                        ITEM 15 - DEFAULTS UPON SENIOR SECURITIES
================================================================================

                                     (NOT APPLICABLE)


                   ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY
                      FOR REGISTERED SECURITIES AND USE OF PROCEEDS
================================================================================

                                     (NOT APPLICABLE)


                                           PART IV

                                 ITEM 17 - FINANCIAL STATEMENTS
================================================================================

The financial statements filed as part of this annual report are listed in Item 19 - Financial Statements and Exhibits.

All financial statements herein, are stated in accordance with accounting principles generally accepted in Canada. Such financial statements have been reconciled to United States GAAP. For the history of exchange rates which were in effect for Canadian dollars against United States dollars, see the forepart to "Part I" above.


                                  ITEM 18 - FINANCIAL STATEMENTS
================================================================================

The Company has elected to provide financial statements pursuant to Item 17 "Financial Statements".

                           ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS
================================================================================

A.   FINANCIAL STATEMENTS

Auditor's Report

Consolidated Balance Sheets of the Company as at November 30, 1999 and 1998.

Consolidated Statements of Loss and Deficit for the years ended November 30, 1999, 1998 and 1997.

Consolidated Statements of Changes in Cash flows for the years ended November 30, 1999, 1998 and 1997.

Notes to the Consolidated Financial Statements.

B.   EXHIBITS

1.1   Memorandum and Articles of the Company(1)
2.1 Warrant dated November 10, 1997 issued to the Chemical Company of Malaysia Berhad (2)
2.2   License agreement dated November 15, 1997 with Bridge Pharma Inc. (3)
2.3 License agreement dated March 29, 1996 with the University of British Columbia(4)
2.4 Research Agreement dated March 1, 1997 with the University of British Columbia(5)
2.5   Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
2.6   Form of 1998 share option plan (7)
2.7 Escrow agreement dated February 23, 1990 with a number of escrow holders(8)
3.1   Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
3.2   Agreement dated November 17, 1998 with Astra H ssle AB (10)

NOTES:
(1) Filed as exhibit No. 1.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(2) Forms of warrant issued on November 10, 1997 have been previously filed as exhibit No. 2.1 to the Company's Annual Report for 1997 on Form 20-F (File No. 0-29338 filed on May 29, 1998).
(3)   Filed as exhibit No. 2.3 to the Company's Annual Report on Form 20-F
      (File No. 0-29338 for the fiscal year ended November 30, 1997).
(4) Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(5) Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(6)   Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F (File
      No. 0-29338 for the fiscal year ended November 30, 1997).
(7) Filed as exhibit 2.11 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(8) Filed as exhibit No. 3.8 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(9) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
(10) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.




CONSOLIDATED FINANCIAL STATEMENTS


NORTRAN PHARMACEUTICALS INC.




NOVEMBER 30, 1999

AUDITORS' REPORT





To the Shareholders of
NORTRAN PHARMACEUTICALS INC.

We have audited the consolidated balance sheets of NORTRAN PHARMACEUTICALS INC. as at November 30, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 1999 in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.




Vancouver, Canada,                         /s/  ERNST & YOUNG LLP
January 20, 2000.     Chartered Accountants

NORTRAN PHARMACEUTICALS INC.
Incorporated under the laws of British Columbia

                          CONSOLIDATED BALANCE SHEETS


As at November 30                                (expressed in Canadian dollars)


                                                           1999           1998
                                                             $              $
--------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                4,209,003     3,919,564
Short-term investments [notes 3 and 6]                   2,575,167     1,364,250
Other receivables and prepaid expenses                     258,516       277,260
--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                     7,042,686     5,561,074
Capital assets [note 4]                                    461,576       649,982
Other assets [note 5]                                    2,359,468     2,597,630
--------------------------------------------------------------------------------
TOTAL ASSETS                                             9,863,730     8,808,686
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                  675,542       366,317
Current portion of obligations under capital
 leases [note 10]                                          60,602        73,414
Current portion long-term debt [note 6]                    68,829        62,385
-------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                 804,973       502,116

Obligations under capital leases [note 10]                 41,145        99,554
Long-term debt [note 6]                                    50,161       118,435
-------------------------------------------------------------------------------
TOTAL LIABILITIES                                         896,279       720,105
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital [note 7]                                 25,282,040    19,951,850
Deficit                                               (16,314,589)  (11,863,269)
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                    8,967,451     8,088,581
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                    9,863,730     8,808,686
-------------------------------------------------------------------------------


Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:

                    /s/Robert W. Rieder          /s/Michael J. Walker
                          Director                      Director

NORTRAN PHARMACEUTICALS INC.


               CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended November 30                    (expressed in Canadian dollars)




                                                   1999        1998        1997
--------------------------------------------------------------------------------
                                                     $           $           $
--------------------------------------------------------------------------------

REVENUE
Interest income                                  258,395     320,286     106,187
Grant and other revenue [note 8]                 191,868      45,576      22,260
--------------------------------------------------------------------------------
                                                 450,263     365,862     128,447
--------------------------------------------------------------------------------

EXPENSES
Research and development [note 9]              3,248,775   3,311,362   1,306,147
General and administration                       997,890   1,553,337   1,100,747
Amortization                                     654,918     669,582     470,641
--------------------------------------------------------------------------------
                                               4,901,583   5,534,281   2,877,535
--------------------------------------------------------------------------------
LOSS FOR THE YEAR                              4,451,320   5,168,419   2,749,088

Deficit, beginning of year                    11,863,269   6,694,850   3,945,762
--------------------------------------------------------------------------------
DEFICIT, END OF YEAR                          16,314,589  11,863,269   6,694,850
--------------------------------------------------------------------------------

BASIC LOSS PER COMMON SHARE                         0.16        0.19        0.14
--------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES      28,331,730  26,780,674  19,546,048
--------------------------------------------------------------------------------

See accompanying notes

NORTRAN PHARMACEUTICALS INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended November 30                    (expressed in Canadian dollars)




                                               1999        1998        1997
--------------------------------------------------------------------------------
                                                 $           $           $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                          (4,451,320)  (5,168,419)  (2,749,088)
Add items not affecting cash
  Amortization                                654,918      669,582      470,641
  Loss on disposal of capital assets              -          4,256          -
Changes in non-cash working capital
  Other receivables and prepaid expenses       18,744     (127,045)    (101,380)
  Accounts payable and accrued liabilities    227,062      183,605      (56,520)
--------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES          (3,550,596)  (4,438,021)  (2,436,347)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                   5,412,353    2,410,659    9,623,066
Payment on obligations under capital leases   (71,221)     (46,776)     (34,033)
Increase in long-term debt                        -        200,000          -
Repayment of long-term debt                   (61,830)     (19,180)         -
--------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES       5,279,302    2,544,703    9,589,033
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                    (60,190)    (397,059)    (356,673)
Patent costs capitalized                     (168,160)    (139,208)     (71,698)
Short-term investments                     (1,210,917)   5,205,483   (6,569,733)
--------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
 INVESTING ACTIVITIES                      (1,439,267)   4,669,216   (6,998,104)
--------------------------------------------------------------------------------

INCREASE IN CASH DURING THE YEAR              289,439    2,775,898      154,582
Cash and cash equivalents, beginning
 of year                                    3,919,564    1,143,666      989,084
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR      4,209,003    3,919,564    1,143,666
--------------------------------------------------------------------------------

See accompanying notes

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)

1.  NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias and for the treatment of acute unproductive cough. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2.  SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles ("GAAP") in Canada. A reconciliation of amounts presented in accordance with United States GAAP is detailed in note 13. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

USE OF ESTIMATES

The preparation of the financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements. Actual results could differ from those estimates.

CASH FLOW STATEMENT

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook for cash flow statements and has restated the comparative periods to conform to this revised standard. Accordingly, the Company has redefined cash and cash equivalents and has reclassified non-cash transactions such as assets under capital leases within the statement of cash flows.

CONSOLIDATION

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (RSD) and 3629490 Canada Inc.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities the carrying amounts approximate fair value due to their short-term nature. The term loan and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

FOREIGN CURRENCY TRANSLATION

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents which comprise commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.5% [November 30, 1998 - 4.8%], are stated at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments, which comprise mainly commercial papers and term deposits with maturities to June 2001 [November 30, 1998 - June 2001] and an average interest rate of 5.02% [November 30, 1998 - 5.06%], are recorded at the lower of cost and market value. The carrying value of these investments approximates their market value.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



2.  SIGNIFICANT ACCOUNTING POLICIES  (CONT'D.)

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over 5 years.

TECHNOLOGY, LICENSE AND PATENT COSTS

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired is ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes as patents the costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

GOVERNMENT ASSISTANCE

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants.

RESEARCH AND DEVELOPMENT REVENUES AND EXPENSES

Funding under collaborative research arrangements is not refundable, and accordingly is recorded as research activities are performed under the term of the arrangement. Research funding towards current expenses is deducted from the cost of the related expenditure. Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



2.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

STOCK BASED COMPENSATION

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 7[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

INCOME TAXES

The Company uses the deferral method in accounting for income taxes.

LOSS PER COMMON SHARE

Loss per share has been calculated using the weighted average number of common shares outstanding in each respective period including escrow shares. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.


3.  CREDIT FACILITY

At November 30, 1999 the Company has available an unused operating line of credit of $200,000 [1998 - $200,000] which is collateralized by a cashable certificate of $200,000 [1998 - $200,000] which is included in short-term investments.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



4.  CAPITAL ASSETS

                                                                    ACCUMULATED          NET BOOK
                                                       COST         AMORTIZATION           VALUE
                                                         $               $                   $
---------------------------------------------------------------------------------------------------
1999
Laboratory equipment                                 380,805          184,143             196,662
Computer equipment                                   315,964          237,479              78,485
Equipment under capital lease                        211,086           73,116             137,970
Office equipment                                      71,851           29,791              42,060
Leasehold improvements                                 6,884              485               6,399
---------------------------------------------------------------------------------------------------
                                                     986,590          525,014             461,576
---------------------------------------------------------------------------------------------------

1998
Laboratory equipment                                 318,982           87,598             231,384
Computer equipment                                   288,819          136,427             152,392
Equipment under capital lease                        252,332           52,897             199,435
Office equipment                                      66,268           15,992              50,276
Leasehold improvements                               128,920          112,425              16,495
---------------------------------------------------------------------------------------------------
                                                   1,055,321          405,339             649,982
---------------------------------------------------------------------------------------------------


5.  OTHER ASSETS
                                                                    ACCUMULATED          NET BOOK
                                                       COST         AMORTIZATION           VALUE
                                                         $               $                   $
---------------------------------------------------------------------------------------------------

1999
Technology                                         3,396,193        1,613,496           1,782,697
License                                              105,208           31,561              73,647
Patents                                              626,309          123,185             503,124
---------------------------------------------------------------------------------------------------
Total                                              4,127,710        1,768,242           2,359,468
---------------------------------------------------------------------------------------------------

1998
Technology                                         3,396,193        1,273,877           2,122,316
License                                              105,208           21,041              84,167
Patents                                              458,149           67,002             391,147
---------------------------------------------------------------------------------------------------
Total                                              3,959,550        1,361,920           2,597,630
---------------------------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



6.  LONG-TERM DEBT

                                                               1999      1998
                                                                 $         $
--------------------------------------------------------------------------------

Promissory note bearing interest at 10.77% per
 annum, repayable in blended monthly instalments
 of $6,468 per month commencing August 1, 1998
 until July 1, 2001                                          118,990    180,820

Less:  current portion                                        68,829     62,385
--------------------------------------------------------------------------------
                                                              50,161    118,435
--------------------------------------------------------------------------------

As collateral, the Company has assigned term deposits with a maturity value of $200,000 to the lender. Subsequent to November 30, 1999, $100,000 of the assigned term deposits were released to the Company.

Interest expense during the year ended November 30, 1999 amounted to $15,786 [1998 - $6,692].

Principal amounts of the promissory note repayable over the next two years are as follows:

                                                                          $
--------------------------------------------------------------------------------

2000                                                                   68,829
2001                                                                   50,161
--------------------------------------------------------------------------------
                                                                      118,990
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)


7.  SHARE CAPITAL

a]    AUTHORIZED

200,000,000 common shares without par value

b]     ISSUED
                                                 Number
                                                of Shares           Amount
                                                    #                 $
--------------------------------------------------------------------------------

BALANCE, NOVEMBER 30, 1996                      15,478,503          7,918,125
Issued for cash upon exercise of options           292,000            221,730
Issued for cash upon exercise of warrants        3,124,096          2,592,891
Issued for cash pursuant to private
placements, net of issuance costs                6,200,000          6,808,445
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1997                      25,094,599         17,541,191
Issued for cash upon exercise of options           658,700            740,259
Issued for cash upon exercise of warrants        1,920,000          1,670,400
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1998                      27,673,299         19,951,850
Issued for cash upon exercise of options             5,000              5,000
Issued for cash upon exercise of warrants          939,000            845,100
Issued for cash pursuant to private
placements, net of issuance costs                7,285,643          4,480,090
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                      35,902,942         25,282,040
--------------------------------------------------------------------------------

c]   PRIVATE PLACEMENTS

On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for a total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $0.70 until August 11, 2001. All of these purchase warrants are outstanding as at November 30, 1999.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)


7. SHARE CAPITAL (CONT'D.)

On November 10, 1997, the Company completed a non-brokered private placement of 2,700,000 units at $1.60 per unit for gross proceeds of $4,320,000. Each unit comprised one common share and 0.3 warrant. Each full warrant entitles the holder to acquire one common share at $2.00 expiring November 10, 1998, which was subsequently extended to November 10, 1999. All of these warrants expired on November 10, 1999.

On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 share purchase warrants issued, 1,700,000 were exercised during the 1998 fiscal year. The remaining 800,000 were exercised during the year ended November 30, 1999.

d]   SHARE PURCHASE WARRANTS

At November 30, 1999 common share purchase warrants outstanding were as follows:

NUMBER OF COMMON SHARES ISSUABLE         EXERCISE PRICE         DATE OF EXPIRY
--------------------------------------------------------------------------------

             728,564                           $0.70            August 11, 2001
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)


7. SHARE CAPITAL (CONT'D.)

e]   STOCK OPTIONS

In May 1998, the shareholders approved a stock option plan for which up to four million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shares available for issuance under the stock option plan vest over a period beginning immediately to 5 years. At November 30, 1999 the Company has 2,683,000 common shares reserved for issuance under this plan.

At November 30, 1999 stock options to directors, employees and others outstanding were as follows:

         NUMBER OF COMMON SHARES
 UNDER OPTION       CURRENTLY EXERCISABLE      EXERCISE PRICE  DATE OF EXPIRY
--------------------------------------------------------------------------------
   63,000                 63,000                   $0.63       October 31, 2000
  200,000                160,000                   $0.70       April 10, 2001
  200,000*               200,000                   $1.85       April 26, 2001
  190,000                190,000                   $1.00       July 8, 2001
  310,000                310,000                   $1.40       April 2, 2002
   40,000                 40,000                   $1.42       April 20, 2002
   90,000                 90,000                   $1.25       May 29, 2002
   20,000                 20,000                   $0.97       January 18, 2003
  600,000                240,000                   $1.49       March 17, 2003
  270,000                195,000                   $1.58       June 11, 2004
  280,000                210,000                   $1.05       October 15, 2004
   60,000                   -                      $1.26       January 10, 2005
  100,000                 20,000                   $1.10       February 8, 2004
   50,000                   -                      $1.05       February 24, 2005
  100,000                 50,000                   $0.61       October 31, 2002
   50,000                 50,000                   $0.61       October 31, 2004
   60,000                   -                      $0.61       October 31, 2005
--------------------------------------------------------------------------------
2,683,000              1,838,000
================================================================================

*During the year ended November 30, 1999 the expiry date relating to 200,000 options was extended from April 26, 1999 to April 26, 2001.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)


7. SHARE CAPITAL (CONT'D.)

Stock options for the respective periods and the number of stock options outstanding are summarized as follows:

                                             NUMBER OF          WEIGHTED AVERAGE
                                           COMMON SHARES         EXERCISE PRICE
                                           UNDER OPTION                  $
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1996                    828,000                     0.78
Options granted                             1,230,000                     1.32
Options exercised                            (292,000)                    0.76
Options cancelled                             (70,000)                    1.40
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1997                  1,696,000                     1.15
Options granted                             1,755,000                     1.48
Options exercised                            (658,700)                    1.12
Options cancelled                            (425,000)                    1.67
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1998                  2,367,300                     1.31
Options granted                               480,000                     0.92
Options exercised                              (5,000)                    1.00
Options cancelled                            (159,300)                    1.21
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                  2,683,000                     1.25
--------------------------------------------------------------------------------

The weighted average exercise price of the common shares exercisable at November 30, 1999 is $1.25.

f]   ESCROW SHARES

The Company has 1,500,000 common shares held in escrow. The release of these shares is subject to the approval of regulatory authorities and is based on the Company's cumulative cash flow. Any shares not released by February 22, 2000 will be cancelled.

g]   COMMITMENT TO ISSUE SHARES

Under the terms of a licensing agreement the Company has agreed to issue 200,000 common shares upon the achievement of certain milestones.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)


8. GRANT AND OTHER REVENUE

                                        1999               1998            1997
                                          $                  $               $
--------------------------------------------------------------------------------

Grant                                  45,810              4,234          22,260
Other revenue                         146,058             41,342            -
--------------------------------------------------------------------------------
                                      191,868             45,576          22,260
--------------------------------------------------------------------------------

9. RESEARCH AND DEVELOPMENT

Research and development expenses are net of research funding of $336,818 [1998
- $187,425; 1997 - $nil].


10. COMMITMENTS AND CONTINGENCIES

[a]   COMMITMENTS

OPERATING LEASES

The company has entered into a lease agreement for its premises requiring minimum payments in future periods as follows:

--------------------------------------------------------------------------------
                                                                             $
--------------------------------------------------------------------------------

2000                                                                     238,000
2001                                                                     241,000
2002                                                                      80,000
--------------------------------------------------------------------------------
                                                                         559,000
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



10. COMMITMENTS AND CONTINGENCIES (CONT'D.)

CAPITAL LEASES

Future minimum payments under capital leases together with the balances of the obligations due under capital leases are as follows:

--------------------------------------------------------------------------------
                                                                            $
--------------------------------------------------------------------------------

2000                                                                      67,665
2001                                                                      43,416
--------------------------------------------------------------------------------
Total minimum lease payments                                             111,081
Less: amount representing interest (from 8.5% to 13.5%)                    9,334
--------------------------------------------------------------------------------
                                                                         101,747
--------------------------------------------------------------------------------
Less: current portion of obligations under capital lease                  60,602
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                      41,145
--------------------------------------------------------------------------------

Interest expense during the year ended November 30, 1999 amounted to $11,918 [1998 - $5,771].

RESEARCH AGREEMENTS

The Company has entered into various collaborative research agreements requiring it to fund research expenditures approximately as follows:

--------------------------------------------------------------------------------
                                                                           $
--------------------------------------------------------------------------------

2000                                                                     320,500
2001                                                                     153,500
--------------------------------------------------------------------------------
                                                                         474,000
--------------------------------------------------------------------------------

LICENSE AGREEMENTS

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. The agreement expires on the expiry date of the last patent relating to certain technology.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)


10. COMMITMENTS AND CONTINGENCIES (CONT'D.)

[b]   CONTINGENCIES

UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after
January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


11.   LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

At November 30, 1999, the Company has non-capital losses for income tax purposes which expire as follows:

--------------------------------------------------------------------------------
                                                                            $
--------------------------------------------------------------------------------

2000                                                                     591,000
2001                                                                     178,000
2002                                                                     331,000
2003                                                                     545,000
2004                                                                   1,530,000
2005                                                                   2,830,000
2006                                                                   2,680,000
--------------------------------------------------------------------------------
                                                                       8,685,000
--------------------------------------------------------------------------------

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,392,000 which may be used to reduce future income tax. In addition, the Company has approximately $1,360,000 of unclaimed investment tax credits expiring between 2003 and 2009, which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



12. RELATED PARTY TRANSACTIONS

                                              1999           1998          1997
                                                $              $            $
--------------------------------------------------------------------------------

Paid to companies with a common
  director for:
  - contract research services               163,954         48,041        -
  - administrative consulting services         6,500           -           -
Paid to directors for:
  - research consulting services              37,761           -           -
  - administrative consulting services         3,500           -           -
Paid to a partnership where a director
  is a partner for administrative
  consulting services                           -              -         21,000
Accounts payable to directors and/or
  companies with a common director            40,690           -           -
--------------------------------------------------------------------------------

All transactions are recorded at their exchange amounts.

13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP"), except as follows:

[a] Under U.S. GAAP, the liability method is used in accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

     For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totalling approximately $6,800,000 [1998 - $5,700,000] arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

     Certain of the Company's losses available for carryforward and deductible temporary differences originated with the Company's 1995 acquisition of RSD. Accordingly, when realization of these tax benefits becomes more likely than not, they will be applied to reduce any unamortized intangible balances recorded on this acquisition to nil before being recognized in earnings under U.S. GAAP.

[b] Basic earnings per share under U.S. GAAP excludes any dilutive effects of options, warrants, and escrow shares. Dilutive earnings per share are calculated in accordance with the treasury stock method and are based on the weighted average number of common shares and dilutive common share equivalents outstanding.

[c] For reconciliation purposes to U.S. GAAP the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB25) in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's options for common shares granted to Employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.

[d] Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation, determined using a Black-Scholes pricing model, is expensed over the vesting periods of each option grant. For purposes of reconciliation to US GAAP, the Company would record additional compensation expense of $51,000 in respect of options granted to non-employees [1998 - 129,000; 1997 - $237,500]. Additional compensation expense of $18,000 will be recorded over future vesting periods.

The effect of the above on the Company's consolidated financial statements is set out below:

STATEMENTS OF LOSS AND DEFICIT

--------------------------------------------------------------------------------
                                                 1999        1998        1997
                                                   $           $           $
--------------------------------------------------------------------------------

Loss for year Canadian GAAP                    4,451,320   5,168,419   2,749,088
Adjustment for stock-based compensation           51,000     129,000     237,500
--------------------------------------------------------------------------------
Loss and comprehensive loss for year
  U.S. GAAP                                    4,502,320   5,297,419   2,986,588
Deficit, beginning of year, U.S. GAAP         12,359,519   7,062,100   4,075,512
--------------------------------------------------------------------------------
Deficit, end of year, U.S. GAAP               16,861,839  12,359,519   7,062,100
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



13.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D.)

LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

--------------------------------------------------------------------------------
                                              1999          1998         1997
                                                $             $           $
--------------------------------------------------------------------------------

NUMERATOR
Loss for of the year under U.S. GAAP        4,502,320     5,297,149   2,986,588
--------------------------------------------------------------------------------
DENOMINATOR
Weighted average number of common
  shares outstanding                       28,331,730    26,780,674  19,546,048
Escrowed shares                            (1,500,000)   (1,500,000) (1,500,000)
--------------------------------------------------------------------------------
                                           26,831,730    25,280,674  18,046,048
--------------------------------------------------------------------------------
                                                $             $           $
--------------------------------------------------------------------------------

Basic and diluted loss per share under
  U.S. GAAP                                      0.17          0.21        0.17
--------------------------------------------------------------------------------

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

BALANCE SHEETS

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                           1999           1998
                                                             $              $
--------------------------------------------------------------------------------

Share capital                                          25,856,290    20,448,100
--------------------------------------------------------------------------------

Nortran Pharmaceuticals Inc.

                                     NOTES TO CONSOLIDATED
                                      FINANCIAL STATEMENTS
November 30, 1999                                (expressed in Canadian dollars)



14. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 1999 in addition to the research funding as detailed in note 9 which is derived from one entity in Switzerland, 84.6% and 15.4% of other revenue was earned from two major collaborators in Switzerland and Sweden [1998 - 100% from one collaborator in Switzerland].


15. SUBSEQUENT EVENTS

Subsequent to the year end, options to acquire 15,000 common shares at $1.26 per share with an expiry date of January 10, 2005 were cancelled.

SIGNATURES
----------

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




NORTRAN PHARMACEUTICALS INC.


/s/Dr. Michael J. Walker

Dr. Michael J. Walker
Chairman of the Board


Date:   April 10, 2000

                                    EXHIBIT LIST
================================================================================


EXHIBIT                                                            SEQUENTIALLY
NUMBER         NAME OF EXHIBIT                                     NUMBERED PAGE

1.1      Memorandum and Articles of the Company(1)
2.1 Warrant dated November 10, 1997 issued to the Chemical Company of Malaysia Berhad (2)
2.2      License agreement dated November 15, 1997 with Bridge Pharma Inc. (3)
2.3 License agreement dated March 29, 1996 with the University of British Columbia(4)
2.4 Research Agreement dated March 1, 1997 with the University of British Columbia(5)
2.5      Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
2.6      Form of 1998 share option plan (7)
2.7 Escrow agreement dated February 23, 1990 with a number of escrow holders(8)
3.3      Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
3.4      Agreement dated November 17, 1998 with Astra H ssle AB (10)

NOTES:
(1) Filed as exhibit No. 1.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(2) Forms of warrant issued on November 10, 1997 have been previously filed as exhibit No. 2.1 to the Company's Annual Report for 1997 on Form 20-F (File No. 0-29338 filed on May 29, 1998).
(3) Filed as exhibit No. 2.3 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(4) Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(5) Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(6) Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(7) Filed as exhibit 2.11 to the Company's Annual Report on Form 20-F (File No. 0-29338 for the fiscal year ended November 30, 1997).
(8) Filed as exhibit No. 3.8 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(9) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
(10) Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.