Form 20-F
period 2000-11-30
NORTRAN PHARMACEUTICALS INC
filed 2001-05-31
CIK 1036141

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR
                     THE FISCAL YEAR ENDED NOVEMBER 30, 2000

                          Commission file number   0-29338

                            NORTRAN PHARMACEUTICALS INC.
              (Exact Name of Company as Specified in its Charter)


                               BRITISH COLUMBIA, CANADA
                   (Jurisdiction of incorporation or organization)

                 3650 WESBROOK MALL, VANCOUVER, B.C., CANADA, V6S 2L2 (Address of Principal Executive Offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE
Title of each class:                Name of each exchange on which registered:

COMMON SHARES WITHOUT PAR VALUE           THE TORONTO STOCK EXCHANGE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report:
41,215,848

Indicate by check mark whether the Company (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    [X]   Yes         [ ]   No

Indicate by check mark which financial statement item the Company has elected to follow.

    [X]   Item 17     [ ]   Item 18

                                       The Index to Exhibits is found at Page 59

FORWARD-LOOKING STATEMENTS AND RISK FACTORS
-------------------------------------------

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the Company's early stage of development, the fact that the Company's technology is in the research stage and therefore its potential benefits for human therapy are unproven, the possibility that favorable relationships with collaborators cannot be established or, if established will be abandoned by the collaborators before completion of product development, the possibility that the Company or its collaborators will not successfully develop any products, the possibility that advances by competitors will cause the Company's proposed products not to be viable, uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or the efficacy of the company's products, risks relating to requirements for approvals by government agencies such as the FDA before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the Company's ability to market the product successfully, the risk that the Company's patents could be invalidated or narrowed in scope by judicial actions or that the Company's technology could infringe the patent or other intellectual property rights of third parties, the possibility that the Company will not be able to raise adequate capital to fund its operations through the process of developing and testing a successful product or that future financing will be completed on unfavorable terms, the possibility that any products successfully developed by the Company will not achieve market acceptance, and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under Item 3 - "Key Information - Risk Factors." These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

                                  TABLE OF CONTENTS


GLOSSARY                                                                 4

PART I                                                                   6

ITEM 1.  Identity of Directors, Senior Management and Advisers           6

ITEM 2.  Offer Statistics and Expected Timetable                         6

ITEM 3.  Key Information                                                 6

ITEM 4.  Information on the Company                                     14

ITEM 5.  Operating and Financial Review and Prospects                   29

ITEM 6.  Directors, Senior Management and Employees                     32

ITEM 7.  Major Shareholders and Related Party Transactions              42

ITEM 8.  Financial Information                                          43

ITEM 9.  The Offer and Listing                                          44

ITEM 10.  Additional Information                                        46

ITEM 11.  Quantitative and Qualitative Disclosures About Market Risk    55

ITEM 12.  Description of Securities Other than Equity Securities        55

PART II                                                                 55

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies               55

ITEM 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds                                           55

ITEM 15.  Reserved                                                      55

ITEM 16.  Reserved                                                      55

PART III                                                                55

ITEM 17.  Financial Statements                                          55

ITEM 18.  Financial Statements                                          56

ITEM 19.  Financial Statements and Exhibits                             56

EXHIBIT LIST                                                            59

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

Analog: A compound which is derived from another by chemical modifications.

Antiarrhythmic:          An agent which has the ability to decrease the
                         incidence of arrhythmias.

Arrhythmia:              An abnormal electrical signal in the heart, or an
                         abnormal heart beat resulting from such a signal.

Arrhythmogenic or        Having the tendency to increase the incidence of
Proarrhythmic:           arrhythmias.

Atria                    The upper chambers of the heart.

Atrial Arrhythmia:       Arrhythmia in the atria of the heart.

Channel Blocker:         A compound which decreases the ability of charged atoms
                         to pass through ion channels, thus inhibiting the electrical activity of the cell.

Enantiomers              Chemical Structural Forms

FDA                      Food and Drug Administration of the United States

IV                       Intravenous

In-Vitro Testing         Testing in test tubes

In-Vivo Testing          Testing in whole animals

Ion Channels:            Specialized pores in the membrane of cells which
                         assist in controlling and transferring electrical impulses, called action potentials, in the cell.

Ischemia Deficiency of blood in part, usually due to functional constriction or actual obstruction of blood vessel.

Ischemic tissue:         Tissue whose blood supply is inadequate for its
                         requirements for oxygen, nutrients and removal of metabolic by-products.

Ligand:                  A molecule that binds with a molecular target
                         (a drug receptor).

Myocardial infarction:   Death of part of the heart muscle, which usually
                         occurs in the region of the heart where blood flow has been stopped, commonly referred to as heart attack.

Myocardial ischemia:     Lack of blood flow to the heart, often due to a block
                         in a coronary artery during a heart attack.

Nociceptor:              Pain receptors at peripheral nerve endings that detect
                         noxious stimuli.

Nociblocker or           An agent which blocks or inhibits the nociceptor.
Nociceptor Blocker:

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

SAR (Structure Activity
 Relationship):          A study in which a series of compounds is synthesized
                         and tested for pharmacological activity and each compound in the series is designed based on the correlation of structure and activity of all previous compounds. The structure activity series is successful if it culminates in a drug candidate with a good therapeutic index.

SCD (Sudden Cardiac
 Death): The term applied to those patients who, during the onset of a heart attack, abruptly lose cardiac function due to the onset of ventricular fibrillation.

Small molecule drug:     A drug which is constituted of a low molecular weight
                         compound, usually a synthesized organic compound.

TPP Therapeutic Product Program, the new drug regulatory authority in Canada.

Therapeutic index:       Experimental index of the relative safety of a
                         compound, constituting the ratio between the toxic dose
                         (numerator) and the effective dose (denominator) of the compound.

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

Voltage-gated ion channel An ion channel which opens and closes in response to changes in membrance potential (voltage gradient across the cell membrane).

                                 NORTRAN PHARMACEUTICALS INC.
                         (referred to as "Nortran" and the "Company")


The information set forth in this Form 20-F is as of March 31, 2001 unless another date is indicated.

                                           PART I

         ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
================================================================================
N/A.

                 ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
================================================================================
N/A.

                               ITEM 3.  KEY INFORMATION
================================================================================

SELECTED FINANCIAL DATA
-----------------------
The following table sets forth selected consolidated financial data for the Company which has been derived from the audited consolidated financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in
Note 15 to the audited financial statements included herein. This financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Item 5 Operating and Financial Review and Prospects".

The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed below.

                                                      Years Ended November 30
                                     -------------------------------------------------------------------------
                                            2000          1999          1998           1997          1996
--------------------------------------------------------------------------------------------------------------
OPERATING DATA

Revenue
 Research collaborative, licensing
  and option fees                       $ 2,081,046   $   482,876   $   228,767          -              -

Grant income                                135,363        45,810         4,234     $    22,260    $   139,313

Interest and other income                   506,541       258,395       320,286         106,187         32,498
--------------------------------------------------------------------------------------------------------------
                                          2,722,950       787,081       553,287         128,447        171,811
--------------------------------------------------------------------------------------------------------------
LOSS, CDN  GAAP                         $ 4,496,038   $ 4,451,320   $ 5,168,419     $ 2,749,088    $ 1,231,269

Basic and Diluted Loss per common
 share, CDN GAAP                               0.12          0.16          0.19            0.14           0.09

Weighted average number of
 outstanding common shares, CDN GAAP     37,782,044    28,331,730    26,780,674      19,546,048     13,048,683
--------------------------------------------------------------------------------------------------------------

Loss, Canadian GAAP                     $ 4,496,038   $ 4,451,320   $ 5,168,419     $ 2,749,088    $ 1,231,269

Adjustment for stock-based
 compensation                               207,900        51,000       129,000         237,500        119,000
--------------------------------------------------------------------------------------------------------------

LOSS, U.S. GAAP                           4,703,938     4,502,320     5,297,419      2,986,588       1,350,269
--------------------------------------------------------------------------------------------------------------

Loss per common share, US GAAP                 0.13          0.17          0.21           0.17            0.12
--------------------------------------------------------------------------------------------------------------
Weighted average number of
 outstanding shares, US GAAP             37,436,839    26,831,730    25,280,674     18,046,048      11,548,683
--------------------------------------------------------------------------------------------------------------
                                                      Years Ended November 30
                                     -------------------------------------------------------------------------
                                            2000          1999          1998           1997          1996
--------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Total Assets:

CDN GAAP                                $13,572,040   $ 9,863,730   $ 8,808,686     $11,111,530    $ 4,211,595

US GAAP                                  13,689,702     9,863,730     8,808,686      11,111,530      4,211,595
--------------------------------------------------------------------------------------------------------------

Net Assets:

CDN GAAP                                 12,481,032     8,967,451     8,088,581      10,846,341      3,972,363

US GAAP                                  12,598,694     8,967,451     8,088,581      10,846,341      3,972,363
--------------------------------------------------------------------------------------------------------------
Long term liabilities, CDN & US GAAP         91,306       220,737       353,788          82,477            -
--------------------------------------------------------------------------------------------------------------

Share Capital:

CDN GAAP                                 32,235,393    25,282,040    19,951,850      17,541,191      7,918,125

US GAAP                                  30,950,393    25,282,040    19,951,850      17,541,191      7,918,125
--------------------------------------------------------------------------------------------------------------

Number of Shares Outstanding as at
 year-end, CDN & US GAAP                 41,215,848    35,902,942    27,673,299      25,094,599     15,478,503
--------------------------------------------------------------------------------------------------------------

CURRENCY EXCHANGE RATES
-----------------------

In this Form 20-F all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of May 29, 2001, the exchange rate for conversion to U.S. Dollars was $1.00 Canadian = $0.0.6504 U.S. The following table sets forth the high and low rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years of the Company. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.

================================================================================
                                                     Exchange Rate
                                             Canadian Dollars into U.S. Dollars
                                             ==================================
                                                      High           Low
--------------------------------------------------------------------------------
Month ended April 30, 2001                          $0.6510        $0.6333
--------------------------------------------------------------------------------
Month ended March 31, 2001                          $0.6499        $0.6336
--------------------------------------------------------------------------------
Month ended February 28, 2001                       $0.6697        $0.6494
--------------------------------------------------------------------------------
Month ended January 31, 2001                        $0.6692        $0.6595
--------------------------------------------------------------------------------
Month ended December 31, 2000                       $0.6669        $0.6469
--------------------------------------------------------------------------------
Month ended November 30, 2000                       $0.6552        $0.6410
--------------------------------------------------------------------------------
                                                            Average
--------------------------------------------------------------------------------
Fiscal year ended November 30, 2000                         $0.6748
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1999                         $0.6711
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1998                         $0.6763
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1997                         $0.7224
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1996                         $0.7331
================================================================================


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

Limited Revenues; History of Significant Losses; Deficit

The Company has no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has engaged only in research and development. The Company has generated limited non-sales revenues and incurred significant operating losses. See "Item 8 - Financial Information" and "Item 19
- Financial Statements and Exhibits". The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations. "See Item 5 - Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Future Capital Needs; Uncertainties of Additional Funding

The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among others, the following: continued scientific progress in its discovery, research and development programs; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with preclinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financings and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest one or more of its discovery, research or development programs, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 5 - Operating and Financial Review and Prospects - Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's programs. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete. "See Item 4 Information on the Company"

Dependence Upon Key Personnel

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

Proprietary Technology: Unpredictability of Patent Protection

The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged, (ii) such products will not infringe the patents of third parties, or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling their planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced. If licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of third party, the Company could incur substantial legal expenses with no assurance of success.

In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to a Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company has already completed.

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

Delays from Non-compliance with Good Manufacturing Practices

The manufacture of the Company's pharmaceutical products will be subject to current Good Manufacturing Practices ("GMP") or similar regulations prescribed by the FDA, the TPP and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

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

Exposure to Product Liability Claims

The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and TPP approval prior to sale in the United States and Canada respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such claims. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available or, if obtained, will be sufficient to satisfy asserted claims. To date, the Company has acquired insurance solely for the purpose of clinical trial testing of its drug candidates.

Majority Canadian Directors

A majority of our directors are not residents of the United States and most, if not all, of these persons' assets are located outside of the United States. It may be difficult for a stockholder in the United States to effect service or realize anything from a judgment against these Canadian residents as a result of any possible civil liability resulting from the violation of United States federal securities laws.

Dilution

The Company has a substantial number of warrants and options outstanding. In addition, the Company may raise additional funding through equity financings. The exercise of warrants and options and the completion of equity financings, if available, may result in substantial dilution to shareholders.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict is required to disclose his or her interest in the transaction and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

No Dividends

To date, the Company has not paid any dividends on its common shares and does not intend to declare any dividends in the foreseeable future.


                         ITEM 4.  INFORMATION ON THE COMPANY
================================================================================

HISTORY AND DEVELOPMENT OF THE COMPANY
--------------------------------------

Nortran Pharmaceuticals Inc. was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992 the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In this Annual Report, the words "Company" or "Nortran" refer to Nortran Pharmaceuticals Inc. together with its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. ("Rhythm-Search"), a company incorporated under the Company Act (British Columbia) and Atriven Cardiology Corp. (formerly 3629490 Canada Inc.), a company incorporated under the Canada Business Corporations Act. The Company's head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, Canada, and the address of the registered office of the Company is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada.


BUSINESS OVERVIEW
-----------------

General

Nortran is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Nortran's current drug discovery and development efforts target cardiac arrhythmia with several atria-selective ion channel modulating drugs. The Company is currently working on three projects designed to prevent or treat atrial arrhythmia. The RSD1122 project focuses on an orally-active agent to treat atrial arrhythmia, and has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for IV administration in a hospital setting. The Kv1.5 project is a discovery-stage project focused on finding an agent that treats atrial arrhythmia by blocking a specific ion channel (Kv1.5).

Drug Discovery Approach

The Company's approach to cardiac drug discovery is based on the specific steps outlined below.

Novel Idea
----------

Nortran addresses major unmet medical needs by beginning with a novel idea about treating a disease. This step is critical and underlies all of Nortran's programs as well as those of its competitors. Such novel ideas may come from within Nortran, from its network of scientific collaborators, or from other sources. The key element of this activity is to select a novel molecular target which, if "hit" by a particular compound, will positively impact on the disease to which it is linked.

Pathology Targeting
-------------------

Because novel molecular targets can involve significant risk that hitting the target may not have the desired impact on the specified disease state, Nortran places high importance on early testing of its drug candidates against sophisticated animal models of the specified disease state. This activity complements in-vitro testing of drug candidates to determine their affinity and specificity for the selected target. Nortran has a highly developed capability in regard to such in-vivo testing of its drug candidates. Nortran has developed in-vitro cell-based screens for measuring the impact of its ion-channel blocking drugs. These in-vitro screens provide timely and cost-efficient information prior to the in-vivo testing of Nortran's compounds.

Known Molecule as Lead
----------------------

After the pathology of a particular disease has been identified and an appropriate model developed, Nortran uses the known universe of existing drugs as a starting point for the identification of potential drug candidates. Nortran then synthesizes and screens analogues and derivatives of the lead molecule, identifying the relationship between drug structure and activity to maximize potency and minimize unwanted side effects.

Business Strategy

Nortran's business strategy is based around several important principles which guide the Company's activities.

Core Expertise
--------------

Nortran focuses on drugs which treat cardiac diseases and conditions. By focusing its efforts in this way, Nortran has been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore likely to result in a drug which impacts a specific disease state.

Discovery and Development
-------------------------

Nortran undertakes both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables Nortran to pursue internally generated discovery projects as well as in-licensed later-stage projects.

Multiple Projects
-----------------

A central principle of Nortran's business strategy is to minimize the risk inherent in an early stage drug discovery company. See "Risk Factors". Nortran emphasizes a project portfolio approach to diversify risk across multiple independent projects. This portfolio approach also enables Nortran to source projects both internally and externally, for a more diverse selection of projects.

External Resources
------------------

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

Development Partnerships
------------------------

 The Company's strategy is to develop its drugs internally to a point where both safety and efficacy have been demonstrated, then partner with larger companies who fund expensive late-stage clinical trials and market the drugs See "Collaborations".

Research and Development

Ion Channel Focus

Nortran's research and development strategy is mainly based upon the utilization of its expertise in the field of ion channels. Nortran focuses on the development of drugs which will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular cardiac pathology.

Ion channels are cell membrane spanning proteins which permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

Nortran's cardiac drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 1.



Ion channel                   Ion channel
                                 Closed                 Open

                            [GRAPHIC OMITTED]



                                 Figure 1.
                Voltage-gated ion channel showing structure



Many different types of ion channels - more than 50 - have been identified in the scientific literature. These channels relate mainly to the flow of sodium, potassium, calcium, and chloride ions into and out of the body's various types of cells. The firing of such ion channels is a very basic part of all animal physiology, mediating all muscular activities and all neuronal activity. Many important current drugs mediate ion channel activity, either directly by blocking firing of specific channels or indirectly by interacting with receptors or enzymes upstream of the ion channels. An example of an ion channel modulator used therapeutically is the commonly-used dental anesthetic, Lidocaine, which prevents pain by temporarily blocking the firing of sodium ion channels.

Current Projects

Nortran's current drug discovery and development efforts target cardiac arrhythmia. Because the market opportunity in the cardiac arrhythmia area is very large and is relatively high risk, the Company has three programs underway in this therapeutic area.

Antiarrhythmic Overview
-----------------------

Cardiac arrhythmia are abnormal rhythms of the beating of the heart. The term arrhythmia refers to a deviation from the normal sequence of initiation and conduction of electrical impulses which cause the heart to beat.

I.     Ventricular Arrhythmia

Ventricular tachycardia and ventricular fibrillation are two types of life threatening cardiac arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD"). It is estimated that, in the US alone, 225,000 people die annually from SCD due to ventricular arrhythmia (American Heart Association, 2000 Heart & Stroke Statistical Update).

Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 2. Such a malfunction may result in SCD.




              [GRAPHIC OMITTED]                [GRAPHIC OMITTED]

                Normal Heart                    Ischemic Heart


                                 Figure 2.
Normal electrical conduction in the heart vis vis conduction in ischemic tissue

Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs which globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

In contrast to currently available antiarrhythmic drugs, some of Nortran's antiarrhythmic drug candidates are designed to be ischemia selective. Instead of having activity throughout the heart, Nortran's drug candidates are designed to be activated by the conditions found in ischemic heart tissue, and preferentially block ion channels in such ischemic tissue. Consequently, these compounds are designed to have much less activity in the healthy tissue and therefore should be safer than existing drugs.

II.     Atrial Fibrillation Antiarrhythmic

Atrial fibrillation is a condition affecting the upper chambers of the heart. This condition is common but not acutely life-threatening. A recent study (American Heart Association, 2000 - Heart and Stroke Statistical Update) has indicated that up to 4% of the US population suffers occasionally or chronically from atrial arrhythmias. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Approximately, 7.5 million individuals in the developed world suffer occasionally or chronically from atrial arrhythmias (Decision Resources, Pharmacor Study, 2000).

Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life threatening side effects. Unlike current drugs used to treat atrial arrhythmia. Nortran's drug candidates for atrial fibrillation selectively target those ion channels which are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Nortran's potential clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

The Company has successfully developed two antiarrhythmic clinical candidates, RSD1122 and RSD1235, and intends to expand its drug candidate pipeline through its Kv1.5 program.

RSD1122 Program

RSD1122 is a mixed ion channel blocker which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has proven antifibrillatory efficacy and safety in a broad range of arrhythmia models. Preclinical data suggests RSD1122 is suitable for once or twice-a-day oral dosing, which makes it ideal for daily long-term therapy in patients at risk of arrhythmia. The drug has also shown high efficacy in terminating atrial arrhythmias in animal models of that condition. Nortran has licensed this program to AstraZeneca AB ( See "Alliances"). AstraZeneca is currently conducting additional pre-clinical studies on various enantiomers of RSD1122, with the intention of taking one of those enantiomers into clinical development. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

RSD1235 Program

RSD1235 was developed specifically to treat atrial arrhythmia. The drug has a very attractive safety and antiarrhythmic efficacy profile in various arrhythmia models. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger electrocardiogram (ECG) impact on the atria of the heart than on the ventricles. This may make it an effective and safe atrial antiarrhythmic drug. Current pre-clinical data suggests that RSD1235 may be rapidly cleared from the body after dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Nortran initiated its Phase I clinical trial of RSD1235 in April 2001. The Phase I clinical trial examines the safety of RSD1235 in humans.

Kv1.5 Program

The Kv1.5 Program is also aimed at atrial arrhythmia exclusively. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents which mediate atrial arrhythmia. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Nortran is using cloned Kv1.5 potassium channels to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles.

Other Projects

The Company has previously worked on four other projects in the fiscal years of November 30, 2000, 1999 and 1998. Subsequent to the Company's announcement of its strategic refocus on the cardiac area on January 16, 2001, the Company discontinued its research studies on these projects. The Company plans to seek collaborative research partners for these projects and any further research studies would be contingent upon partnering of these projects. A short description of each project is set out below.

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

Through past work by Nortran collaborators and contract research partners, Nortran has identified a series of compounds, which are effective against cough in an animal model of cough. The molecules appear to work through selective blockade of a specific subset of the nerve fibres which serve the pulmonory and bronchial areas of the body. No other drugs have been shown to have this particular effect. The Company has completed its Phase II (a) clinical trial on its clinical candidate CP1 and concluded that CP1 did not show a statistically significant inhibition of cough. Nortran discontinued its internal work on this project upon the completion of the Phase II (a) clinical trial in December 2000.

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

Nortran has assembled extensive pre-clinical and clinical data, which indicate that the Company's proprietary compound, RSD921, is an attractive local anaesthetic, featuring rapid onset and an attractive safety profile. Nortran completed a successful Phase II clinical trial in 1998 providing dose-ranging data as well as proof of efficacy as compared to current leading local anaesthetic drugs. Nortran has discontinued its internal work on this project because of the competitive market environment of this therapeutic area and the Company's recent strategic refocus on the cardiac area.

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

The Company has discovered that a specific series of its proprietary compounds appear to have erectogenic properties in preclinical in-vivo studies. A detailed investigation has been undertaken by Nortran which has indicated the likely mechanism of action. Nortran has discontinued its internal work on this project due to its recent strategic refocus on the cardiac area.

The Nociblocker Project

Nortran at an earlier time has investigated certain compounds which appeared to block initiation of the pain signal rather than propagation of the signal. The Company discontinued its work on this nociblocker project in early 1999.
The following chart summarizes Nortran's current programs, including the targeted clinical market and the stage of development.

================================================================================
Product Candidate        Therapeutic Focus              Stage of Development
--------------------------------------------------------------------------------
     RSD1122       Atrial and Ventricular Arrhythmia   Pre-clinical(1)
--------------------------------------------------------------------------------
     RSD1235       Atrial Arrhythmia                   Phase I clinical trial(2)
--------------------------------------------------------------------------------
     Kv1.5         Atrial Arrhythmia                   Pre-clinical(1)
================================================================================

(1) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company can apply for regulatory approval to market the product. See "Government Regulation".

(2) Phase I clinical trials include testing in healthy volunteers to establish safety of the drug in humans. See "Government Regulation". The Company initiated its Phase I clinical trial in April 2001.

POTENTIAL MARKETS

Introduction

Nortran focuses on developing proprietary drugs to treat or prevent cardiac diseases, with current emphasis on cardiac arrhythmia. Nortran's programs are in relatively early stages of development. Products that may result from the Company's research and development programs are not expected to be commercially available for a number of years, if at all. See "Risk Factors - Uncertainties Related to Early Stage of Development". Therefore, any discussion of a market for Nortran's products is of a very preliminary nature.

The broad category of cardiovascular disease (CVD) includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for CVD represents the largest drug market based on the total world wide sales of approximately $70 billion in 1999 (Decision Resources, Pharmacor Study, 2000). As the general population ages, the incidence of CVD will increase significantly. There will be an estimated 50% increase in the number of heart and stroke cases over the next 25 years (Heart & Stroke Foundation of Canada, October 30, 2001 News Release). This demand will far surpass existing health care resources and facilities.

The next decade will be the critical time frame in which to anticipate and manage the impact of CVD on health care systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Current Antiarrhythmic Sales Market

The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Drugs to counter atrial fibrillation, one specific type of arrhythmia, drive antiarrhythmic prescribing patterns. The market for all prescribed antiarrhythmics, excluding anticoagulants, totaled $1.4 billion in 1999 (Decision Resources, Pharmacor Study, 2000). Of this amount, $1.1 billion was prescribed for atrial arrhythmia, while ventricular arrhythmia accounted for $0.3 billion. Drugs to treat atrial arrhythmia account for 61% of major-market antiarrhythmic sales.

While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. Current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study (The CAST Study: Cardiac Arrhythmia Suppression Trial, 1991) indicates that one of the commonly prescribed antiarrhythmics actually increase mortality rates in patient groups to which they are administered. Other studies, Sword and Meta Analysis for example, have shown other drugs to be proarrhythmic. Because of the dangerous side effects associated with these drugs, they are prescribed in only one out of every three cases where they may be applicable.

Projected Sales Market

The total market for a safe and effective antiarrhythmic therapy, excluding anticoagulants, is approximately $1.7 billion (Decision Resources, Pharmacor Study, 2000). Aging populations in major markets worldwide--and the increasing pharmacotherapy needs that will accompany them--will contribute to growth significantly beyond this level.

COMPETITION

The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. (See "Risk Factors"). Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

The Company is aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focussed therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company. (See "Risk Factors").

There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. The worldwide annual sales of the eight highest selling antiarrythmics are approximately US$900 million (Annual Reports 1998 of the following companies: Sanofi-Synthelabo; Schering AG; 3M Pharmaceuticals; Knoll (BASF); Warner-Lambert; Pharmacia & Upjohn; and
Proctor & Gamble).   Many drugs are currently sold in this marketplace, and
several new products are in the development phase. To the best of the Company's knowledge only one other company (Aventis Pharma) is working in the area of ischemia-targeted antiarrhythmic drugs.

PATENTS AND PROPRIETARY RIGHTS

Proprietary Protection

General
-------

The cornerstone of Nortran's patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions. Based on what is known to the Company in the prior art on the subject matter to be protected, it is the Company's intention to file the strongest possible patent claims. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

In addition to its patents, Nortran also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is Nortran's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Nortran or relating to the Company's business and conceived of or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

Patents
-------

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

UBC was granted a patent in each of the United States, Australia, Europe, Spain and Hong Kong directed to the use of a series of compounds. Two additional patent applications in this family are pending in Japan and Canada. This technology has been licensed exclusively to the Company under the UBC License Agreement (See Licenses and Collaborative Research Agreements.) To further broaden the coverage of this series of compounds, the Company filed, on its own behalf, a US provisional patent application ("PPA") on certain mixtures in 1997. In 1998, this PPA was converted to a regular US non-provisional patent application ("NPA") and the corresponding Patent Cooperation Treaty ("PCT") application. Concurrently, applications in several non-PCT Asian countries were also filed for additional protection. The pending applications related to this technology are directed to composition and use.

The PCT is a multilateral treaty that was concluded in Washington in 1970 and entered into force in 1978. It is administered by the International Bureau of the World Intellectual Property Organization ("WIPO"), headquartered in Geneva, Switzerland. The PCT facilitates the obtaining of protection for inventions where such protection is sought in any or all of the PCT contracting states
(108). It provides for the filing of one patent application (the "international application"), with effect in several contracting states, instead of filing several separate national and/or regional patent applications. At the present time, an international application may include designations for regional patents in respect of contracting states party to any of the following regional patent treaties: the Protocol on Patents and Industrial Designs within the framework of the African Regional Industrial Property Organization, the Eurasian Patent Convention, the European Patent Convention, and the Agreement Establishing the African Intellectual Property Organization. The PCT does not eliminate the necessity of prosecuting the international application in the national phase of processing before the national or regional offices, but it does facilitate such prosecution in several important respects by virtue of the procedures carried out first on all international applications during the international phase of processing under the PCT. The formalities check, the international search and (optionally) the international preliminary examination carried out during the international phase, as well as the automatic deferral of national processing which is entailed, give the applicant more time and a better basis for deciding whether and in what countries to further pursue the application. Further information may be obtained from the WIPO official internet website (http://www.wipo.int).
---------------------

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

The following table sets forth the issued patents licensed by the Company from
UBC:

                                 Issued Patents
================================================================================
Patent No.           Scope of Patents           Country           Date Issued
--------------------------------------------------------------------------------
Antiarrhythmic Project and Local Anaesthetic Project
--------------------------------------------------------------------------------
    5,506,257              Use                   US            09 April 1996
--------------------------------------------------------------------------------
      668,932              Use               Australia         10 September 1996
--------------------------------------------------------------------------------
      632,806              Use               Europe(1)         02 July 1997
--------------------------------------------------------------------------------
    1,000,684              Use               Hong Kong         17 April 1998
--------------------------------------------------------------------------------
    5,637,583        Compound & Use              US            10 June 1997
--------------------------------------------------------------------------------
    5,885,984        Compound & Use              US            23 March 1999
================================================================================

(1) Registration of the granted European patent has been effected in the following countries: France, Germany, Great Britain, Ireland, Italy, Spain and Switzerland. Extension of the Great Britain registration to Hong Kong and Brunei has been made.

The following table sets forth the patent applications owned or licensed from UBC by the Company:

                               Patent Applications
================================================================================
  Patent Application No.       Country        Date Filed        Owned / Licensed
--------------------------------------------------------------------------------
Antiarrhythmic Project and Local Anaesthetic Project
--------------------------------------------------------------------------------
    2,132,841                  Canada       26 March 1993(1)        Licensed
--------------------------------------------------------------------------------
    5-516,135                   Japan       26 March 1993(1)        Licensed
--------------------------------------------------------------------------------
    09/271,087                   US         17 March 1999           Licensed
--------------------------------------------------------------------------------
    2,172,513                  Canada       23 September 1994(2)    Licensed
--------------------------------------------------------------------------------
    94/926,755.3               Europe       23 September 1994(2)    Licensed
--------------------------------------------------------------------------------
    PCT/CA00/00117              PCT         10 February 2000         Owned
--------------------------------------------------------------------------------
    2,311,483                  Canada       12 June 2000             Owned
--------------------------------------------------------------------------------
    09/283,873                   US         31 March 1999(3)         Owned
--------------------------------------------------------------------------------
    PCT/CA99/00280              PCT         1 April 1999(3)          Owned
--------------------------------------------------------------------------------
    2,268,590                  Canada       12 April 1999            Owned
--------------------------------------------------------------------------------
    09/160,734                   US         25 September 1998(4)     Owned
--------------------------------------------------------------------------------
    PCT/CA98/00905              PCT         25 September 1998(4)     Owned
--------------------------------------------------------------------------------
    87115941                  Taiwan        25 September 1998        Owned
================================================================================

================================================================================
    046295                   Thailand       24 September 1998        Owned
--------------------------------------------------------------------------------
    98/2526             The Philippines     25 September 1998        Owned
--------------------------------------------------------------------------------
    PI 9804386               Malaysia       25 September 1998        Owned
--------------------------------------------------------------------------------
    PCT/CA00/00217              PCT         3 March 2000             Owned
--------------------------------------------------------------------------------
Cough Project
--------------------------------------------------------------------------------
    09/328,540                  US          9 June 1998(5)           Owned
--------------------------------------------------------------------------------
    PCT/CA99/00535              PCT         9 June 1999(5)           Owned
--------------------------------------------------------------------------------
    09/328,541                  US          9 June 1999(6)           Owned
--------------------------------------------------------------------------------
    PCT/CA99/00534              PCT         9 June 1999(6)           Owned
--------------------------------------------------------------------------------
    2,292,531                  Canada       December 15,1999         Owned
--------------------------------------------------------------------------------
    2,292,343                  Canada       December 15,1999         Owned
--------------------------------------------------------------------------------
    2,292,350                  Canada       December 15,1999         Owned
--------------------------------------------------------------------------------
Nociblocker Project
--------------------------------------------------------------------------------
    09/140,027                  US          26 August 1998(7)        Owned
--------------------------------------------------------------------------------
    PCT/CA98/00842              PCT         3 September 1998(7)      Owned
--------------------------------------------------------------------------------
    045858                    Thailand      31 August 1998           Owned
--------------------------------------------------------------------------------
    87114395                   Taiwan       31 August 1998           Owned
--------------------------------------------------------------------------------
    98/2246               The Philippines   31 August 1998           Owned
--------------------------------------------------------------------------------
    PI 9804017                Malaysia      2 September 1998         Owned
--------------------------------------------------------------------------------
    60/154,436                  US          17 September 1999        Owned
--------------------------------------------------------------------------------
    60/098,328                  US          28 August 28, 1998       Owned
--------------------------------------------------------------------------------
    60/232,584                  US          14 September 2000        Owned
--------------------------------------------------------------------------------
Pro-Erectile Project
--------------------------------------------------------------------------------
    09/111,684                  US          8 July 1998(8)           Owned
--------------------------------------------------------------------------------
    PCT/CA98/00662              PCT         9 July 1998(8)           Owned
--------------------------------------------------------------------------------
    87113676                  Taiwan        19 August 1998           Owned
--------------------------------------------------------------------------------
    PCT/US99/15571              PCT         8 July 1999(9)           Owned
--------------------------------------------------------------------------------
    PCT/US99/27484              PCT         19 November 1999         Owned
================================================================================

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

Collaborations

Collaboration Strategy

Nortran's core of expertise lies in the ability of its personnel to research and develop potential drug candidates into the clinical development stage. As part of its business strategy, Nortran will seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the clinical development of the Company's products as required in the FDA in Canada by the TPP, and drug regulatory agencies in other countries. The form of collaboration would depend in part on the product candidate, the stage of development, and the partner's expertise. No assurance can be given that any such proposed partnership arrangements will be entered into, or, if entered into, will be successful in completing the development programs for the drug candidate in any particular jurisdiction.
(See "Risk Factors").

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

Alliances

AstraZeneca Licensing Agreement

Nortran entered into a licensing agreement with AstraZeneca for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, as well as royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

Acquisitions

Nortran is actively seeking access to other technologies that will enable it to obtain competitive advantages and accelerate product development. The Company's strategy is to acquire licenses only for those technologies which Nortran believes will add demonstrable value to its cardiac technology portfolio. Certain key technologies utilized by the Company have been obtained under licenses described below. Nortran expects to rely on these licenses for the development of certain key product candidates.

Acquisition of Rhythm-Search Developments Ltd.

By agreement dated February 1, 1995 (the "RSD Share Exchange Agreement") made among the Company, Magic Bullets Enterprises Ltd. ("MBE") and the shareholders of MBE, the Company, which already owned 50% of Rhythm-Search, acquired the remaining 50% of Rhythm-Search for $3 million paid by the issuance of 3,000,000 common shares to MBE. As a result of this transaction, Rhythm-Search became a wholly-owned subsidiary of the Company.

Licenses and Collaborative Research Agreements

UBC License Agreement and UBC Research Agreement

By agreement dated February 12, 1992, Nortran acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Company entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Company, in consideration for the sum of $20,000 (paid) and the issuance of 100,000 common shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

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

Nortran is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement (as at March 31, 2001, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker (the Company's Chairman of the Board) or his successor. The Company does not have any rights in any intellectual property arising from such research.

In addition, the Company and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at March 31, 2001, four years of annual grant of $103,500 paid). Under the UBC Research Agreement, the Company has an option to license, on an exclusive worldwide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

Nociblocker Agreement

By agreement dated November 19, 1997 (the "Nociblocker Agreement") entered into between Nortran and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to Nociblocker technology and all their therapeutic uses. The Nociblocker Agreement provides that Nortran will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at March 31, 2001, four years of annual grant of $25,000 paid to each of Drs. Macleod and Quastel). The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a Nociblocker compound licensed to the Company under the Nociblocker Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States of America or Canada for a Nociblocker licensed by the Company under the Nociblocker Agreement. The Nociblocker Agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of Nociblocker drugs, including expenditures under the cough project. The Company met its research and development expenditure commitment with the completion of its Phase II (a) clinical trial on the Company's clinical candidate CP1 in December 2000. No further research and development expenditure is expected as the Company has discontinued both the Nociblocker and Cough Project.

The consideration payable under the Nociblocker Agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

GOVERNMENT REGULATION
---------------------

The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPP and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities regulate the testing, manufacture, safety and promotion of the Company's products.

United States Regulation

The Company is required by the FDA to comply with certain procedures prior to marketing all of its products. These procedures include (i) preclinical laboratory and animal toxicology tests; (ii) submission of an investigational new drug application (an "IND"), which must become effective before human clinical trials commence; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended indication; (iv) the submission of a new drug application (an "NDA") to the FDA; and (v) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post approval inspections of its manufacturing facilities.

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

If the approval being sought is for a new therapeutic area on a previously clinically tested drug the approval process will require a new full clinical trial regime, from preclinical to Phase III. If, however, the approval being sought is for a new indication within a therapeutic area on a drug that has been through one or more stages of clinical trials, then it is possible if the indication is close enough to that of the original submission, that any clinical data available on this drug might be used to avoid repetition of these trials.

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

Before conducting clinical trials of a new drug in Canada, the Company must submit an IND to the TPP. This application includes information about the methods of manufacture of the drug and controls, and preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug. If, within 60 days of receiving the application, the TPP does not notify the Company that its application is unsatisfactory, the Company may proceed with clinical trials of the drug. The phases of clinical trials are the same as those described above.

Before selling a new drug in Canada, the Company must submit a New Drug Submission (an "NDS") to the TPP and receive a notice of compliance from the TPP to sell the drug. The NDS includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients of the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of clinical trials and the effectiveness of the new drug when used as intended. The TPP reviews the NDS. If the NDS meets the requirements of Canada's Food and Drugs Act and Regulations, the TPP will issue a notice of compliance for the new drug.

The TPP may deny approval of an NDS if applicable regulatory criteria are not satisfied or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The TPP may require further testing and surveillance programs to monitor the pharmaceutical product which has been commercialized. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures and criminal prosecutions.

Additional Regulatory Considerations

There can be no assurance that problems will not arise which could delay or prevent the commercialization of the Company's products currently under development, or that the FDA, TPP and foreign regulatory agencies will be satisfied with the results of clinical trials to approve the marketing of such products.

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

Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include the establishment of a separate agency for drug regulation and modeling the approval system on those found in European Community countries. There is no assurance, however, that such changes will be implemented or, if implemented, they will expedite the approval of controlled release products.

The Canadian government has regulations which prohibit the issuance of a notice of compliance for a medicine, other than the first medicine marketed in Canada, provided that the patent owner of the medicine has filed a list of its Canadian patents covering that medicine with the TPP. After receiving the list, the TPP may refuse to issue a notice of compliance permitting the importation or sale of a patented medicine to persons other than a patent owner until patents on the medicine expire or are declared invalid by a court of competent jurisdiction.

Regulation in Other Jurisdictions

Based on clinical and commercial factors, the Company may elect from time to time to initiate development of its compound(s) in regions outside of North America and Europe. In the regions where the Company previously worked, South East Asia (Malaysia and Taiwan) and South America (Brazil) , the regulatory environment was very similar to that seen in North America.A movement towards world harmonization provides the Company the flexibility to conduct some of the following early stage studies in these countries and eventually contribute to an application for marketing approval:

1. Preclinical toxicology, including genotoxicity, carcinogenicity, teratogenicity, sub-acute and chronic toxicity;

2. Formulation and scale-up, including validating the process of manufacturing the drug and the materials used in preparing the final dosage form; and

3. The clinical Phase I trial: a small trial in healthy volunteers to establish safety of the drug in humans.

Should the Company decide to initiate development of its compound(s) in these countries, the Company intends to meet or exceed the North American regulatory guidelines for these development programs, in addition to meeting any specific requirements of the country for which the drug is first intended to be commercialized.

Sales of the Company's products by licensees outside of the United States and Canada will be subject to local regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which may vary from country to country.

Facilities

The Company currently leases 10,030 square feet of office and laboratory space at 3650 Wesbrook Mall, Vancouver, BC V6S 2L2, Canada for research, development and administrative purposes. The Company has executed an agreement to lease the space for an initial term of 36 months ending March 31, 2002. The Company may at its discretion extend the term of the lease for a further three option periods of 24 months each. Management anticipates the current facilities will be adequate for the foreseeable future.


             ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect the consolidated financial statements of the Company are described in Note 15 to the audited consolidated financial statements.

Since its reorganization in 1992 as a drug research and development company, Nortran has devoted its resources primarily to fund its research and development programs. The Company's business is still at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, pre-clinical studies and clinical trials, and regulatory compliance. During the year ended November 30, 2000, the Company spent $4,732,656 (1999: $3,585,593;
1998: $3,498,787) on research and development. The Company believes research and development costs will continue to increase in proportionate share to its overall budget as Nortran moves its lead compounds in antiarrythmics toward and through clinical trials.

The Company does not anticipate revenues from product sales in the foreseeable future. Over the next several years, the Company expects to derive its sources of funding from interest income and equity financing and, to the extent negotiated, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on Nortran achieving certain development milestones.

Results of Operations

Year ended November 30, 2000 (Fiscal 2000)

The Company incurred a consolidated net loss of $4,496,038 ($0.12 per share) as compared to $4,451,320 ($0.16 per share) for the fiscal year ended November 30, 1999 (fiscal 1999).

Revenue for fiscal 2000 increased to $2,722,950 as compared to $787,081 for fiscal 1999. The increase in revenue for fiscal 2000 was due to the additional revenue of $1,598,170 generated from collaborative agreements, the additional research funding of $89,553 collected mainly from Science Council of BC and the increase of $248,146 interest and other income, compared to fiscal 1999. The licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the Toronto Stock Exchange and the closing of the AstraZeneca licensing deal.

Year ended November 30, 1999 (Fiscal 1999)

The Company incurred a consolidated net loss of $4,451,320 ($0.16 per share) as compared to $5,168,419 ($0.19 per share) for the fiscal year ended November 30, 1998 (fiscal 1998).

Revenue for fiscal 1999 increased to $787,081 as compared to $553,287 for fiscal 1998. The increase in revenue for fiscal 1999 was primarily due to the additional revenue of $254,109 generated from collaborative agreements and $41,576 of grant income compared to fiscal 1998; these increases were offset by a decline in interest and other income of $61,891.

Research and development expenses increased to $3,585,593 in fiscal 1999 as compared to $3,498,787 in fiscal 1998. The slight increase of research and development was primarily due to the expansion of the Company's research team and facilities for additional in house pre-clinical studies. Research and development activities in fiscal 1999 included Phase I clinical trial of the Company's CP1, drug candidate for non-productive cough, and pre-clinical studies of the cough and antiarrhythmic research programs.

General and administration expenses decreased to $997,890 in fiscal 1999 as compared to $1,553,337 in fiscal 1998. The decrease in general administration expenses was primarily due to the lower consulting and professional fees, and travel and accommodation expenses.

Year ended November 30, 1998 (Fiscal 1998)

The Company incurred a consolidated net loss of $5,168,419 ($0.19 per share) as compared to $2,749,088 ($0.14 per share) for the fiscal year ended November 30, 1997 (fiscal 1997).

Revenue for fiscal 1998 increased to $553,287 as compared to $128,447 for fiscal 1997. The increase in revenue for fiscal 1998 was primarily due to the additional revenue of $228,767 generated from collaborative agreements, $214,099 of interest income compared to fiscal 1998; these increases were offset by a decline in grant income of $18,026.

Research and development expenses increased to $3,498,787 in fiscal 1998 as compared to $1,306,147 in fiscal 1997. The increase of research and development was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 1998 included Phase II clinical trial of the Company's RSD921 drug candidate for local anaesthetic, and pre-clinical studies of the cough and antiarrhythmic research programs.

General and administration expenses increased to $1,553,337 in fiscal 1998 as compared to $1,100,747 in fiscal 1997. The increase in general administration expenses was primarily due to the expansion of the Company's administrative support staff with associated increases in overhead.

Liquidity and Capital Resources

Since its change of business to pharmaceutical research and development, the Company has financed its operations through equity financing, research collaborative fees, government grants and refundable tax credits.

Nortran's activities during fiscal 2000 were financed primarily by its working capital carried forward from the previous fiscal year and net proceeds collected from the private placements described below. At November 30, 2000, the Company's cash and cash equivalents and short-term investments was $10,219,140 as compared to $6,784,170 at November 30, 1999 and $5,283,814 at November 30, 1998. The Company's working capital as at November 30, 2000 was $10,019,044 as compared to $6,237,713 at November 30, 1999 and $5,058,958 at November 30, 1998.
The Company invests its cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial papers and banker's acceptances.

On June 19, 2000, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2000. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the agents of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at November 30, 2000. The net proceeds from this financing support the Company's on-going research and development, primarily in the areas of antiarrhythmic drugs and general corporate purposes.

On June 10, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2000. The net proceeds from this financing support the Company's on-going research and development, primarily in the areas of antiarrhythmic drugs and general corporate purposes.

The Company expects that reliance on equity financing will continue during preclinical development and through the early clinical stages of development. The longer term sustainability of the Company will be achieved through collaborative and licensing arrangements and the creation, development and disposition of intellectual property. As much as possible, the Company will dispose of its intellectual properties to optimize its return on investment and to ensure an appropriate balance of long-term earnings and short-term liquidity.

The Company believes that the cash on hand at November 30, 2000 will be sufficient to fund the operations for the next 18 months. However, the Company's future cash requirements may vary materially from those now expected because of a number of factors including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development programs. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Company is unable to raise funds to satisfy its varying cash requirements, the Company's business, financial condition and results of operations could be materially adversely affected.

             ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
================================================================================

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------
All directors hold office until the next annual general meeting or until they resign or are removed from office in accordance with the Company's articles and the Company Act (British Columbia).

Directors and executive officers of the Company, their position and the period during which each has served as a director or officer are as follows:

     ======================================================================
        Name                     Position                   Period Served
     ----------------------------------------------------------------------
     Dr. Michael J. A. Walker  Director                         since 1992
                               Chairman of the Board            since 1996
     Robert W. Rieder          Director                         since 1997
                               President,
                               Chief Executive Officer          since 1998
     Dr. Alan M. Ezrin         Director,
                               Chief Scientific Officer         since 2001
     Dr. Clive P. Page         Director                         since 1996
     Colin R. Mallet           Director                         since 1996
     Dr. Allen I. Bain         Director                         since 1996
     Oh Kim Sun                Director                         since 1997
     Darrell Elliott           Director                         since 1999
     Gregory N. Beatch         Vice President, Research         since 1997
     Christina Yip             Secretary, Acting Chief
                               Financial Officer and
                               Director of Finance &
                               Administration                   since 2000
     ======================================================================

The following are short biographies of the directors and executive officers of the Company:

Michael John Alfred Walker, Ph.D. - Chairman of the Board and Director
Dr. Walker has been Chairman of the Board since January 16, 1996 and a director of the Company since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr.

Walker is also the President and a director of Rhythm-Search. Dr. Walker is a member of the Corporate Governance Committee and the Compensation Committee of the Company.

Robert William Rieder, M.B.A. - President, Chief Executive Officer (CEO) and Director
Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for dba Telecom Inc. in 1994, and was a director of SFG Technology Inc., both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. and Synapse Technologies Inc. Mr. Rieder received his M.B.A. from the University of Western Ontario. Mr. Rieder is a member of the Nomination Committee of the Company.

Alan M. Ezrin, Ph.D. - Chief Scientific Officer (CSO) and Director
Dr. Ezrin has been a director and the Company's CSO since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in
a publicly traded, product driven company.   Dr. Ezrin received his Ph.D. in
Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine.

Clive Peter Page, Ph.D. - Director
Dr. Page has been a director of the Company since January 16, 1996. Dr. Page has been a Professor of Pharmacology at Kings College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry. He is recognized as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Dr. Page has had pharmaceutical industry experience in his previous work for Sandoz Switzerland, a pharmaceutical company. Dr. Page is a member of the Nomination Committee of the Company.

Colin Roger Mallet - Director
Mr. Mallet has been a director of the Company since January 16, 1996. Currently retired, Mr. Mallet is the former President and Chief Executive Officer of Sandoz Canada. Mr. Mallet guided the successful growth and development of this Canadian pharmaceutical company. Mr. Mallet is also past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. Mr. Mallet contributes several hours per month in advising management of the Company in matters of corporate development and product positioning, in addition to his attendance at directors' meetings. Mr. Mallet currently serves as a director of Micrologix Biotech Inc., AnorMed Inc., Axcan Pharma Inc. and Synapse Technologies Inc. Mr. Mallet is a member of the Corporate Governance Committee, Audit Committee and Compensation Committee of the Company.

Allen Ian Bain, Ph.D. - Director
Dr. Bain has been a director of the Company since May 13, 1996, and was President of the Company from March 1, 1997 to April 15, 1998. Dr. Bain is currently President and CEO of Immune Network Ltd., and Chairman and
CEO of BC Research Inc., a subsidiary acquired by Immune Network Ltd. in
2000. Dr. Bain also serves on the boards of several public and private companies, including Azure Dynamics Inc. and CellFor Inc. Dr. Bain received his Ph.D. in pharmacology from the University of British Columbia, Canada in 1994 for work in neuroscience. Dr. Bain is a member of the Corporate Governance Committee and the Audit Committee of the Company.

Oh Kim Sun - Director
Mr. Oh was appointed to the Company's Board of Directors in November, 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad

(CCM), as required by the terms of the CCM's subscription agreement. Mr. Oh is the Group Executive Director of the CCM Group. Mr. Oh, a chartered accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ and Immune Network Ltd., a public company listed on CDNX. Mr. Oh is a member of the Audit Committee of the Company.

Darrell Elliott - Director
Mr. Elliott was appointed to the Company's Board of Directors in January 1999. Mr. Elliott is currently Senior Vice-President of MDS Capital Corp. Until recently, Mr. Elliott was Regional Vice President of Royal Bank Capital Corporation ("RBCC"). In that role, he was National Managing Director of RBCC's Life Sciences Fund. With a degree in economics from the University of South Africa (Pretoria), Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada. He has also served on numerous boards of directors, including currently those of several Canadian private and public companies such as Inex Pharmaceuticals Corp., Chromos Molecular Systems Inc., Terragen Diversity Inc., Stressgen Biotechnologies Corp., Biostar Inc. Mr. Elliott is a member of the Corporate Governance Committee, Nomination Committee and Compensation Committee of the Company.

Gregory Norbert Beatch, Ph.D. - Vice President Research
Dr. Beatch has been Vice President, Research since June 1997. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the Health Protection Branch. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPP, the equivalent of the US FDA. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Christina Yip, CMA - Corporate Secretary, Acting Chief Financial Officer and Director of Finance & Administration
Ms. Yip has been Secretary and Director of Finance & Administration of the Company since September 13, 2000 and Acting Chief Financial Officer of the Company since December 23, 2000. Ms. Yip joined the Company as Financial Controller in September 1998. Prior to this date Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the CDNX and as an articling accountant to a Vancouver Chartered Accountants firm.

SCIENTIFIC ADVISORY BOARD
-------------------------

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

Joel Morganroth, M.D., F.A.C.C., F.A.C.P.
Dr. Morganroth is currently the Chief Executive Officer of Premier Research Worldwide. Dr. Morganroth holds teaching positions at the University of Pennsylvania School of Medicine and the Jefferson Medical College of Thomas Jefferson University, has published more than 300 scientific papers in the field of cardiology and has edited 23 books on cardiology and antiarrhythmic drugs. Dr. Morganroth also has played a role in a number of major multicenter clinical trials including the CAST trial which assesses the therapeutic value of therapeutic antiarrhythmics.

Stanley Nattel, M.D.
Dr. Nattel obtained BSc (1972) and MDCM (1974) degrees at McGill University, and then trained in internal medicine (1974-76, at the Royal Victoria Hospital) and clinical pharmacology (1976-78, at the Montreal General Hospital). After research and clinical training in cardiology at the Krannert Institute of Cardiology in Indianapolis (1978-80) and an additional year of research training in physiology at the University of Pennsylvania in Philadelphia (1980-81), he became a faculty member in pharmacology and medicine at McGill University and a cardiologist/clinical pharmacologist at the Montreal General Hospital. In 1987, he moved to the Montreal Heart Institute and the University of Montreal. Since 1990, Dr. Nattel has been the Scientific Director of the Research Center of the Montreal Heart Institute. Dr. Nattel's research interests have focused on the basic mechanisms determining cardiac arrhythmogenesis and governing the efficacy and safety of antiarrhythmic therapy.

BOARD COMMITTEES
----------------

From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

Corporate Governance Committee

The Board has created a Corporate Governance Committee which is comprised of Colin R. Mallet, Michael J. Walker, Darrell Elliott and Allen I. Bain, the majority of whom are outside and unrelated directors of the Company.

The Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees.

Nomination Committee

The members of the Nomination Committee of the Company are Clive P. Page, Darrell Elliott and Robert W. Rieder. The majority of these members is outside and unrelated directors.

The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

Audit Committee

The members of the Audit Committee of the Company are Colin R. Mallet, Oh Kim Sun and Allen I. Bain, all outside and unrelated directors of the Company.

The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors' comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

The Board has established a Compensation Committee which is responsible for determining the compensation of executive officers of the Company. The members of the Committee are Michael J. Walker, Colin R. Mallet and Darrell Elliot.

The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

EMPLOYEES
---------

As of March 31, 2001, Nortran has 32 full-time employees, 25 of whom are involved in research and development. Nortran anticipates hiring two additional persons in 2001 in order to accommodate its planned business.

COMPENSATION OF EXECUTIVE OFFICERS
----------------------------------

Chief Executive Officer and Executive Officers of the Company

For purposes of this section, "executive officer" of the Company means an individual who at any time during the year was the Chairman or a Vice-Chairman of the Board, where such person performed the functions of such office on a full-time basis; the President; any Vice-President in charge of a principal business unit such as sales, finance or production; any officer of the Company or any of its subsidiaries; and any other person who performed a policy-making function in respect of the Company, whether or not the individual was also a Director of the Company or any of its subsidiaries.

The following information discloses compensation paid to:

(a) an individual who served as the Company's chief executive officer ("CEO"), or acted in a similar capacity, during the most recently completed fiscal year of the Company; and
(b) each of the Company's four most highly compensated executive officers who served as executive officers during the most recently completed fiscal year of the Company and whose total salary and bonus exceeds $100,000 per year.

(each, a "Named Executive Officer").

During the fiscal year ended November 30, 2000, the Company had three Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Gregory N. Beatch, Vice President, Research and Barry Johnson, Director of Pharmacology.

Summary Compensation Table

The aggregate compensation paid to all directors and Named Executive Officers of the Company, as a group, for the fiscal year ended November 30, 2000 was $526,763.

The following table sets forth the compensation information paid by the Company and its subsidiaries for the three most recent fiscal years to the Company's Named Executive Officers.

                             SUMMARY COMPENSATION TABLE

==================================================================================================================================
                                            Annual Compensation                   Long Term Compensation
                                    -------------------------------------------------------------------------
                                                                                    Awards         Payoffs
                                                                             --------------------------------
                                                                                  Securities    Restricted
                                                                   Other            Under        Shares or
                        Year                                       Annual          Options/     Restricted               All Other
   Name and             Ended                                     Compensa          SARs(1)        Share       LTIP(2)    Compensa
Principal Position     Nov. 30      Salary         Bonus            tion           granted         Units      Payouts       tion
==================================================================================================================================
Robert W. Rieder         2000      $200,000           -              -             455,000           -            -         -
                         ---------------------------------------------------------------------------------------------------------

President and
Chief Executive          1999      $200,000           -              -                -              -            -         -
                         ---------------------------------------------------------------------------------------------------------
Officer                  1998      $125,000           -           $ 2,500(3)       600,000           -            -         -
----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch        2000      $131,333           -              -              65,000           -            -         -
                         ---------------------------------------------------------------------------------------------------------
Vice-President
Research                 1999      $125,000           -              -                -              -            -         -
                         ---------------------------------------------------------------------------------------------------------
                         1998      $101,000           -              -              70,000           -            -        7,400
----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson            2000      $ 21,875(5)        -              -              75,000           -            -       10,000(6)
                         ---------------------------------------------------------------------------------------------------------
Director of
Pharmacology(4)          1999          -              -              -                -              -            -         -
                         ---------------------------------------------------------------------------------------------------------
                         1998          -              -              -                -              -            -         -
----------------------------------------------------------------------------------------------------------------------------------

(1) All securities are under options granted during the year covered. No "SARs" or "stock appreciation rights" have been granted. SAR means a right granted by the Company, as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units. The Company does not currently have an LTIP.
(3)     This sum represents directors' fees.
(4)     Barry Johnson was hired by the Company on September 18, 2000.
(5) This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period September 18, 2000 to November 30, 2000.
(6)     This sum represents relocation expenses paid to Mr. Johnson.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Market
                                                                                                       Value of
                                                                                                      Securities
                                                                                   % of Total         Underlying
                                          Securities                                 Options          Options on
                                            Under             Exercise or          Granted to         the Date of
                                           Options            Base Price           Employees             Grant
                            Date of        Granted               ($/               in Fiscal          ($/Security)      Expiration
      Name                   Grant           (#)               Security)              year                (1)              Date
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder          Mar. 30/00       55,000             $1.81                  4.3%              $1.63           Mar. 29/05
                          May 25/00       200,000             $1.27                 15.7%              $1.30           May 24/06
                          Sept. 13/00     200,000             $1.38                 15.7%              $1.53           Sept. 12/06
-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch         May 25/00        65,000             $1.27                  5.1%              $1.30           May 24/06
-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson             Sept. 18/00      75,000             $1.55                  5.9%              $1.53           Sept. 17/06
-----------------------------------------------------------------------------------------------------------------------------------

(1) Calculated as the closing price of the Company's shares on the Toronto Stock Exchange on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth details of all exercises of stock options during the fiscal year ended November 30, 2000 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Unexercised
                                                                              Options/SARs at          Value of Unexercised In-
                            Securities                                       Fiscal year-end (#)       the-Money Options/SARs
Name of Executive          Acquired on                                         Exercisable/            at Fiscal year-end ($)(1)
     Officer               Exercise (#)             Value Realized ($)        Unexercisable            Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                -                    -                        455,000/640,000           -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch             10,000               $4,400                      95,000/ 85,000           -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson                   -                    -                         Nil   / 75,000           -/-(2)
-----------------------------------------------------------------------------------------------------------------------------------

(1) The market value of the Company's common shares on the TSE was $1.02 at fiscal year-end, November 30, 2000.
(2) The exercise or base price of these options exceeded the market value of the Company's common shares at fiscal year-end and hence these options were not in-the-money.
(3) The market value of the Company's common shares on the CDNX was $1.45 on February 22, 2000, the date of exercise.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

MANAGEMENT CONTRACT OF CHIEF EXECUTIVE OFFICER

Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses upon achievement of objectives agreed between the Board and Mr. Rieder, as determined by the Board. He receives four weeks of paid vacation each year. Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If the Company terminates his employment without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Mr. Rieder is entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

COMPENSATION OF DIRECTORS
-------------------------

During the most recently completed fiscal year, directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

     ----------------------------------------------------------------------
                                  Directors fees     All Other Compensation
       Name of Director                 ($)                   ($)
     ----------------------------------------------------------------------
     Michael Walker                      Nil                 Nil
     ----------------------------------------------------------------------
     Clive Page                        10,000             103,855(1)(2)
     ----------------------------------------------------------------------
     Allen Bain                          Nil                 Nil
     ----------------------------------------------------------------------
     Kim Sun Oh                          Nil                 Nil
     ----------------------------------------------------------------------
     Colin Mallet                      10,000              30,700(1)
     ----------------------------------------------------------------------
     Darrell Elliott                   10,000                Nil
     ----------------------------------------------------------------------

(1)     Consulting fees.
(2)     The Company paid $30,539 for contract research services to Pneumolabs
        (UK) Ltd., a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders. An additional $9,084 is owing by the Company to Pneumolabs (UK) Ltd.

Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating telephonically is paid $500 per day for each such meeting. Each of the outside directors also receives an annual grant of an option to purchase 30,000 of the Company's common shares. In the last completed fiscal year, the outside directors were not granted options to purchase common shares of the Company. Inside directors do not receive separate compensation for their participation in board or committee meetings. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Other than as disclosed herein, none of the directors of the Company, in their role as directors, have received any remuneration, other than reimbursement for travel and other out-of-pocket expenses incurred for the benefit of the Company during the most recently completed fiscal year.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
---------------------------------------------------

The following table sets out details of the shares and options of the Company that are held by directors and executive officers of the Company as at March 31, 2001.

===================================================================================================================================
                     Number of                Percentage of Issued
                     Common                   and Outstanding             Number of Shares           Exercise
Name                 Shares                   Common Shares               held under Option            Price      Expiration Date
-----------------------------------------------------------------------------------------------------------------------------------
Michael Walker      2,757,900                   6.69%                             Nil                 N/A        N/A
-----------------------------------------------------------------------------------------------------------------------------------
Robert Rieder         144,600                   0.35%                         200,000                 $1.38      September 12, 2006
                                                                              200,000                 $127       March 24, 2006
                                                                               55,000                 $1.81      March 29, 2005
                                                                              600,000                 $1.49      March 17, 2003
                                                                               40,000                 $1.42      April 20, 2002
-----------------------------------------------------------------------------------------------------------------------------------
Alan Ezrin                Nil                     N/A                         750,000(1)              $0.73      January 29, 2007
-----------------------------------------------------------------------------------------------------------------------------------
Clive Page                Nil                     N/A                         100,000                 $0.70      April 10, 2001
                                                                               50,000                 $0.61      October 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Colin Mallet              Nil                     N/A                          50,000                 $0.70      April 10, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Allen Bain             18,000                   0.04%                         200,000                 $1.85      April 26, 2001
-----------------------------------------------------------------------------------------------------------------------------------
Darrell Elliott           Nil                     N/A                         100,000                 $1.10      February 8, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Gregory Beatch         50,000                   0.12%                          65,000                 $1.27      May 24, 2006
                                                                               60,000                 $1.25      May 29, 2002
                                                                               55,000                 $1.05      October  15, 2004
-----------------------------------------------------------------------------------------------------------------------------------
Christina Yip             Nil                     N/A                          37,500                 $1.38      September 12, 2006
                                                                               22,500                 $1.27      May 24, 2006
                                                                               15,000                 $1.26      January 10, 2005
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL               2,600,000
===================================================================================================================================

(1) Subject to the approval of the Company's shareholders at the annual general meeting in May 2001.

STOCK OPTION PLANS

In May 1998, the shareholders of the Company approved an amended stock option plan (the "1998 Plan"). Directors, officers, employees and consultants of the Company and any subsidiary of the Company are eligible to participate in the 1998 Plan. The number of common shares remaining reserved for issuance pursuant to options available for granting under the 1998 Plan is 228,750. The Company's shareholders have approved at the annual general meeting on May 28, 2001, a new stock option plan (the "2001 Plan") to increase the number of common shares available for granting options by 2,100,000. As at March 31, 2001, the number of common shares reserved for issuance pursuant to outstanding options is 4,421,250 and the number available to be granted under options, including the 2001 Plan is 1,578,750. The Company will merge all of the outstanding options issued under the 1998 Option Plan into the 2001 Plan to facilitate its administration of the two option plans.

All grants of options under the 2001 Plan are made by the Board of Directors or an authorized committee of the Board. The minimum exercise price is the closing price of the common shares on the Toronto Stock Exchange immediately preceding the date of grant of the option. All options granted under the 2001 Plan are for a term of up to 10 years from the date of grant. Generally, options granted to officers, employees or consultants vest annually after the date of grant at the rate of the greater of 20,000 common shares or 20% of the number of common shares which may be purchased on the exercise of the option. Options granted to directors vest immediately upon grant as to 20% of the number of common shares which may be purchased under the option and thereafter as to 20% on each anniversary of the date of grant.

The maximum number of common shares which may be reserved for issuance under the 2001 Plan to any one person at any time is 5% of the common shares outstanding on a non-diluted basis (the "Outstanding Issue") at that time, less the aggregate number of common shares reserved for issuance to such person under any other share compensation arrangement. The number of common shares subject to an option will be adjusted in the event of any subdivision or consolidation of the common shares or any dividend payable in common shares and in the event of certain other reorganizations or other events affecting the common shares, as determined by the Board of Directors.

INCENTIVE STOCK OPTIONS

The following table summarizes the outstanding incentive stock options of the Company as of March 31, 2001.

================================================================================
Date of Grant     Number of Options     Exercise Price     Expiry Date
--------------------------------------------------------------------------------
April 11, 1996            150,000             $0.70         April 10, 2001
July 9, 1996              175,000             $1.00         July 8, 2001
April 3, 1997             290,000             $1.40         April 2, 2002
April 21, 1997             40,000             $1.42         April 20, 2002
May 30, 1997               80,000             $1.25         May 29, 2002
January 19, 1998           15,000             $0.97         January 18, 2003
March 18, 1998            600,000             $1.49         March 17, 2003
March 27, 1998            200,000             $1.85         April 26, 2001
June 12, 1998             240,000             $1.58         June 11, 2004
October 16, 1998          265,000             $1.05         October 15, 2004
January 11, 1999           30,000             $1.26         January 10, 2005
February 9, 1999          100,000             $1.10         February 8, 2004
February 25, 1999          50,000             $1.05         February 24, 2005
November 1, 1999          100,000             $0.61         October 31, 2002
November 1, 1999           50,000             $0.61         October 31, 2004
November 1, 1999           60,000             $0.61         October 31, 2005
February 14, 2000          80,000             $1.05         February 13, 2006
March 30, 2000             55,000             $1.81         March 29, 2005
May 25, 2000              496,250             $1.27         May 24, 2006
September 13, 2000        302,500             $1.38         September 12, 2006
September 13, 2000        150,000             $1.38         September 12, 2002
September 18, 2000         75,000             $1.38         September 17, 2006
November 24, 2000          15,000             $1.10         November 23, 2006
December 19, 2000          52,500             $0.65         December 18, 2006
January 31, 2001          750,000(1)          $0.73         January 29, 2007
--------------------------------------------------------------------------------
TOTAL                   4,421,250
================================================================================
(1) Subject to the approval of the Company's shareholders at the annual general meeting in May 2001.

         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
================================================================================

MAJOR SHAREHOLDERS
------------------

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of March 31, 2001 concerning the beneficial ownership of common shares of the Company as to each person known to the management of the Company that is the beneficial owner of more than 5% of the outstanding shares of the Company:


================================================================================
Title of Class   Identity of Person or Group   Amount Owned    Percent of Class
--------------------------------------------------------------------------------
Common shares    CCM Investments Ltd.(1)           5,604,386         13.60%
Common shares    Royal Bank Investment
                     Management Inc.               4,377,157         10.62%
Common shares    Rennis Foundation                 3,410,800          8.28%
Common shares    AGF Funds Inc.                    3,266,750          7.93%
Common shares    Magic Bullets Enterprises Ltd.(2) 2,746,900          6.66%
================================================================================

(1) Mr. Oh Kim Sun, a director of the Company, is also an indirect shareholder and the Group Executive Director of the Chemical Company of Malaysia Berhad, the parent company of CCM Investments Ltd.
(2) Magic Bullets Enterprises Ltd. is a wholly owned subsidiary of 554238 B.C. Ltd., of which Drs. Walker, Page and Bain are directors, officers and shareholders.

The Company's major shareholders do not have different voting rights than other shareholders.

UNITED STATES SHAREHOLDERS
--------------------------

On March 31, 2001, the Company had 33 (2000 - 33 and 1999 - 37) registered shareholders with addresses in the United States holding approximately 4,313,113 shares or approximately 10.46% (2000 - 12.24% and 1999 - 14.35%) of the total number of issued and outstanding shares. The Company is not aware of the distribution of any warrants to US residents. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

RELATED PARTY TRANSACTIONS
--------------------------

CONFLICT OF INTEREST

Although the directors and officers of the Company have various fiduciary obligations to the Company, situations may arise where the interests of the directors and officers of the subsidiaries of the Company or of the other shareholders thereof (other than the Company) could conflict with those of the Company. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers and personnel of the Company, such subsidiaries and their associates and their affiliates. These conflicts are normally resolved in accordance with the applicable statutory provisions and common law requirements for the disclosure of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest.

Some of the directors and officers of the Company are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such companies. All such conflicts are disclosed by them in accordance with the Company Act (British Columbia) and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or execute officers or any of their associates were indebted to the Company in the most recently completed financial year.

RELATED PARTY TRANSACTIONS


                                        2000           1999            1998
                                         $              $               $
--------------------------------------------------------------------------------

Paid to companies with a common
  director for:
   - contract research services           30,539        163,954          48,041
   - administrative consulting services     -             6,500            -
Paid to directors for:
   - research consulting services        104,901         37,761            -
   - administrative consulting services   30,700          3,500            -
Accounts payable to directors and/or
  companies with a common director        18,276         40,690            -
================================================================================
All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.


                       ITEM 8.  FINANCIAL INFORMATION
================================================================================

FINANCIAL STATEMENTS
--------------------

The audited consolidated financial statements of the Company including the consolidated balance sheets of the Company as at November 30, 2000 and 1999, the consolidated statements of loss and deficit for the years ended November 30, 2000, 1999 and 1998, the consolidated statements of cash flows for the years ended November 30, 2000, 1999 and 1998, the notes to those statements and the auditor's report thereon, are included in this Form 20-F.

LEGAL OR ARBITRATION PROCEEDINGS
--------------------------------

Nortran is not a party to any material pending legal or arbitration proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

DIVIDEND POLICY
---------------

The Company has not declared or paid any dividends on its outstanding common shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the common shares of the Company is within the discretion of the Company's Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

SIGNIFICANT CHANGES
-------------------

Business Strategy
-----------------

Subsequent to the fiscal year ended November 30, 2000, on January 16, 2001, the Company announced its strategic refocus on the cardiac area and has since discontinued its research studies on all its non-cardiac research projects. At the Annual General Meeting on May 28, 2001, the Company received the required approval from its shareholders to change its corporate name to Cardiome Pharma Corp. to reflect its new business strategy.

Appointment of New Officer and Director
---------------------------------------

In February 2001, the Company appointed Dr. Alan Ezrin as its Chief Scientific Officer (CSO) and as an additional member of its Board of Directors. Under the employment agreement with Dr. Ezrin, effective January 15, 2001, Dr. Ezrin acts as the CSO of the Company in consideration for an annual salary of US$190,000, payable in equal semi-monthly installments. Dr. Ezrin has been granted 750,000 incentive stock options, of which 500,000 of these incentive stock options will be vested upon achievement of objectives set by the Company. If the Company terminates his employment without cause, depending of the length of his employment with the Company, Dr. Ezrin is entitled to receive a severance payment of up to 12 months' salary. If the Company terminates his employment following a change of control of the Company, Dr. Ezrin is entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

                       ITEM 9.  THE OFFER AND LISTING
================================================================================

The Company's common shares have traded on the Toronto Stock Exchange (the "TSE") since July 25, 2000 under the symbol "NRT", and in the United States are quoted on the NASD OTC Electronic Bulletin Board under the symbol "NTRDF". The Company's common shares were also traded on the Canadian Venture Exchange Inc. (the "CDNX") until February 2, 2001.

The following table sets forth the high and low sales prices of the Company's common shares on the CDNX and the TSE for the last five fiscal years of the
Company:

================================================================================
                                                      Common Share Price
                                                       Canadian Dollars
                                           -------------------------------------
                                                       High          Low
================================================================================
May 1 to May 29, 2001                                  $0.93        $0.62
--------------------------------------------------------------------------------
Month ended April 30, 2001                             $0.75        $0.60
--------------------------------------------------------------------------------
Month ended March 31, 2001                             $0.95        $0.70
--------------------------------------------------------------------------------
Month ended February 28, 2001(1)                       $0.94        $0.73
--------------------------------------------------------------------------------
Month ended January 31, 2001(1)                        $1.00        $0.59
--------------------------------------------------------------------------------
Month ended December 31, 2000(1)                       $1.15        $0.50
--------------------------------------------------------------------------------
Month ended November 30, 2000(1)                       $1.15        $0.50
--------------------------------------------------------------------------------
Fiscal year ended November 30, 2000:

   Fourth Quarter(1)                                   $1.80        $1.02
--------------------------------------------------------------------------------
   Third Quarter(1)                                    $1.70        $1.16
--------------------------------------------------------------------------------
   Second Quarter                                      $2.71        $1.08
--------------------------------------------------------------------------------
   First Quarter                                       $1.55        $0.47
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1999:

   Fourth Quarter                                      $0.77        $0.50
--------------------------------------------------------------------------------
   Third Quarter                                       $1.73        $0.62
--------------------------------------------------------------------------------
   Second Quarter                                      $1.59        $0.87
--------------------------------------------------------------------------------
   First Quarter                                       $1.39        $0.97
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1998:                   $3.15        $0.83
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1997:                   $1.88        $0.65
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1996:                   $1.35        $0.61
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1995:                   $1.95        $0.55
================================================================================

(1) The Company's common shares commenced trading on the TSE on July 25, 2000. The Company's common shares delisted from the CDNX on February 1, 2001. The figures for this period are the highest and lowest sale prices for both stock exchanges.

The following table sets forth the high and low sales prices (U.S. Dollars) on the NASD OTC Electronic Bulletin Board of the Company's common shares since the Company's common shares traded over the NASD OTC Electronic Bulletin:

================================================================================
                                                      Common Share Price
                                                       Canadian Dollars
                                           -------------------------------------
                                                       High          Low
================================================================================
May 1 to May 29, 2001                                  $0.58        $0.40
--------------------------------------------------------------------------------
Month ended April 30, 2001                             $0.625       $0.40
--------------------------------------------------------------------------------
Month ended March 31, 2001                             $0.62        $0.40
--------------------------------------------------------------------------------
Month ended February 28, 2001                          $0.69        $0.50
--------------------------------------------------------------------------------
Month ended January 31, 2001                           $0.62        $0.36
--------------------------------------------------------------------------------
Month ended December 31, 2000                          $0.84        $0.28
--------------------------------------------------------------------------------
Month ended November 30, 2000                          $0.84        $0.69
--------------------------------------------------------------------------------
Fiscal year ended November 30, 2000:

   Fourth Quarter                                      $2.25        $0.69
--------------------------------------------------------------------------------
   Third Quarter                                       $1.09        $0.75
--------------------------------------------------------------------------------
   Second Quarter                                      $1.88        $0.66
--------------------------------------------------------------------------------
   First Quarter                                       $1.19        $0.25
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1999:

   Fourth Quarter                                      $0.56        $0.34
--------------------------------------------------------------------------------
   Third Quarter                                       $1.13        $0.40
--------------------------------------------------------------------------------
   Second Quarter                                      $1.09        $0.50
--------------------------------------------------------------------------------
   First Quarter                                       $0.88        $0.63
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1998:                   $3.25        $0.50
--------------------------------------------------------------------------------
Fiscal year ended November 30, 1997:                   $1.55        $0.61
================================================================================

                          ITEM 10.  ADDITIONAL INFORMATION
================================================================================

MEMORANDUM & ARTICLES
---------------------

The Company was incorporated under incorporation number 318841 under the Company Act (British Columbia) on December 12, 1986. The Company is authorized to issue 200,000,000 common shares without par value, of which 41,215,848 common shares are issued and outstanding as of the date of this Form 20-F.

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of holders to own common shares.

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors.

Provision as to modification, amendment or variation of the rights attached to the common shares are contained in the Company's memorandum and articles and the Company Act (British Columbia). Generally speaking, substantive changes to the rights attached to the common shares will require the approval of the holders of common shares by special resolution (at least 75% of the votes cast).

There are no restrictions on the repurchase or redemption by the Company of common shares. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by the Company.

The directors have the power to convene general meetings of the shareholders of the Company and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 13 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances.

A director of the Company may not vote on a proposal, arrangement or contract in which the director is materially interested. The directors of the Company have the power to borrow money from any source and upon any terms and conditions on behalf of the Company. There is no requirement that the directors hold shares of the Company to qualify as directors.

MATERIAL CONTRACTS
------------------

UBC LICENSE AGREEMENT & UBC RESEARCH AGREEMENT

For a discussion of the terms of the UBC License Agreement and the UBC Research Agreement, refer to "Item 4 - Information on the Company - Patents and Proprietary Rights".

ASTRAZENECA AGREEMENT

For a discussion of the terms of the AstraZeneca Agreement, refer to "Item 4 - Information on the Company - Alliances".

EMPLOYMENT/CONSULTING AGREEMENTS

The Company has entered into the following employment/consulting agreements:

1.     Consultancy Agreement dated May 6, 1999 between the Company and Michael
       J. A. Walker, Chairman of the Board, pursuant to which the Company has agreed to pay Dr. Walker a fee of $100 per hour for his services, to a maximum of $5,000 per month.

2. Employment Agreement dated March 19, 1998, and subsequent amendment effective January 1, 2001, between the Company and Robert W. Rieder, President and CEO, pursuant to which the Company has agreed to pay Mr. Rieder a salary of $245,000 per year.

3. Employment Agreement dated June 25, 1997, and subsequent amendment effective August 1, 2000, between the Company and Gregory N. Beatch, Vice-President, Research, pursuant to which the Company has agreed to pay Dr. Beatch a salary of $140,000 per year.

EXCHANGE CONTROLS
-----------------

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Item 10 - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn. $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 1998 to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn. $179 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of common shares.

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

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Investor for purposes of the Canadian Act and the Investor is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Canadian Venture Exchange is so prescribed), and that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt an Investor who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Investor on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Investor does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base", as those terms are defined for the purposes of the Treaty, available to the Investor in Canada. The Treaty may not be available to a non-resident investor that is a U.S. LLC which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to an Investor will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency's position that the Treaty reductions are not available to an Investor that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Investor.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
-----------------------------------------------------

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Item 10 -Additional

Information - Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".


The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES OF THE COMPANY

U.S. Holders, who do not fall under any of the provisions contained under within the "Other Consideration for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF THE COMPANY

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company was to become a controlled foreign corporation. For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS FOR U.S. HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

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

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by such a 10% U.S. Holder of Company at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

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

As a result of this new provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

AVAILABILITY OF DOCUMENTS
-------------------------

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the Securities Commission in Canada can be obtained from the website located at www.sedar.com.

     ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
================================================================================

N/A.

      ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
================================================================================

N/A.


                                       PART II

          ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
================================================================================

N/A.

         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                                 AND USE OF PROCEEDS
================================================================================

N/A.

                                  ITEM 15.  RESERVED
================================================================================

                                  ITEM 16.  RESERVED
================================================================================

                                        PART III

                             ITEM 17.  FINANCIAL STATEMENTS
================================================================================

The financial statements filed as part of this annual report are listed in "Item 19 - Financial Statements and Exhibits".

All financial statements herein, are stated in accordance with accounting principles generally accepted in Canada. Such financial statements have been reconciled to United States GAAP. For the history of exchange rates which were in effect for Canadian dollars against United States dollars, see "Item 3 - Key Information - Currency Exchange Rates".

                       ITEM 18.  FINANCIAL STATEMENTS
================================================================================

The Company has elected to provide financial statements pursuant to "Item 8 -"Financial Statements".


                 ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS
================================================================================

A.     Financial  Statements

Auditors' Report

Consolidated Balance Sheets as at November 30, 2000 and 1999.

Consolidated Statements of Loss and Deficit for the years ended November 30, 2000, 1999 and 1998.

Consolidated Statements of Cash flows for the years ended November 30, 2000, 1999 and 1998.

Notes to the Consolidated Financial Statements.

B.     Exhibits

1.1     Memorandum and Articles of the Company(1)
2.1 Warrant dated November 10, 1997 issued to the Chemical Company of Malaysia Berhad (2)
4.1     License agreement dated November 15, 1997 with Bridge Pharma Inc. (3)
4.2 License agreement dated March 29, 1996 with the University of British Columbia(4)
4.3 Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.4     Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
4.5     Form of 1998 share option plan  (7)
4.6     Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
4.7     Agreement dated November 17, 1998 with Astra H ssle AB (10)
4.8     Agreement dated October 16, 2000 with AstraZeneca (10)
4.9     Form of 2001 share option plan

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




NORTRAN PHARMACEUTICALS INC.

/s/ Robert W. Rieder
----------------------------------------------------
Robert W. Rieder
President and Chief Executive Officer


Date:     May 29, 2001

                                      EXHIBIT LIST
================================================================================


Exhibit                                                           Sequentially
Number          Name of Exhibit                                   Numbered Page


1.1     Memorandum and Articles of the Company(1)
2.1     Warrant dated November 10, 1997 issued to the Chemical
        Company of Malaysia Berhad (2)
4.1     License agreement dated November 15, 1997 with Bridge
        Pharma Inc. (3)
4.2     License agreement dated March 29, 1996 with the University of British Columbia(4)
4.3     Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.4     Agreement dated November 19, 1997 with Drs. MacLeod and
        Quastel(6)
4.5     Form of 1998 share option plan  (7)
4.6     Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
4.7     Agreement dated November 17, 1998 with Astra H ssle AB (10)
4.8     Agreement dated October 16, 2000 with AstraZeneca (10)             87
4.9     Form of 2001 share option plan                                    113

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

Consolidated Financial Statements

Nortran Pharmaceuticals Inc.
(Expressed in Canadian dollars)

November 30, 2000

                                AUDITORS' REPORT





To the Shareholders of
Nortran Pharmaceuticals Inc.

We have audited the consolidated balance sheets of Nortran Pharmaceuticals Inc. as at November 30, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding years.

                                                           /s/ Ernst & Young LLP

Vancouver, Canada,                                         Chartered Accountants
February 5, 2001.

Nortran Pharmaceuticals Inc.
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS


As at November 30                                (expressed in Canadian dollars)


                                                         2000          1999
                                                          $             $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents [note 4]                     3,247,479      4,209,003
Short-term investments [notes 4, 8 and 9]              6,971,661      2,575,167
Accounts receivable and other [note 5]                   890,912        258,516
--------------------------------------------------------------------------------
Total current assets                                  11,110,052      7,042,686
Capital assets [note 6]                                  452,970        461,576
Other assets [note 7]                                  2,009,018      2,359,468
--------------------------------------------------------------------------------
                                                      13,572,040      9,863,730
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities
 [notes 10 and 14]                                       999,702        675,542
Current portion of capital lease obligations
 [note 11]                                                41,145         60,602
Current portion of long-term debt [note 9]                50,161         68,829
--------------------------------------------------------------------------------
Total current liabilities                              1,091,008        804,973
Obligations under capital leases [note 11]                  -            41,145
Long-term debt [note 9]                                     -            50,161
--------------------------------------------------------------------------------
Total liabilities                                      1,091,008        896,279
================================================================================
Commitments and contingencies [note 11]

Shareholders' equity
Share capital [note 10]                               32,235,393     25,282,040
Contributed surplus [note 10]                          1,056,266           -
Deficit                                              (20,810,627)   (16,314,589)
--------------------------------------------------------------------------------
Total shareholders' equity                            12,481,032      8,967,451
--------------------------------------------------------------------------------
                                                      13,572,040      9,863,730
================================================================================

See accompanying notes

On behalf of the Board:

                        /s/Michael Walker             /s/Bob Rieder

                             Director                    Director

Nortran Pharmaceuticals Inc.


                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT


Years ended November 30                          (expressed in Canadian dollars)




                                        2000           1999            1998
                                         $              $               $
--------------------------------------------------------------------------------

REVENUE
Research collaborative, licensing
  and option fees [note 12]            2,081,046        482,876         228,767
option fees [note 12]
Grant income                             135,363         45,810           4,234
Interest and other income                506,541        258,395         320,286
--------------------------------------------------------------------------------
                                       2,722,950        787,081         553,287
--------------------------------------------------------------------------------

EXPENSES [note 14]
Research and development               4,732,656      3,585,593       3,498,787
General and administration             1,569,044        997,890       1,553,337
Amortization                             917,288        654,918         669,582
--------------------------------------------------------------------------------
                                       7,218,988      5,238,401       5,721,706
--------------------------------------------------------------------------------
Loss for the year                     (4,496,038)    (4,451,320)     (5,168,419)

Deficit, beginning of year           (16,314,589)   (11,863,269)     (6,694,850)
--------------------------------------------------------------------------------
Deficit, end of year                 (20,810,627)   (16,314,589)    (11,863,269)
================================================================================

Basic loss per common share                (0.12)         (0.16)          (0.19)
================================================================================

Weighted average number of
     common shares                    37,782,044     28,331,730      26,780,674
================================================================================

See accompanying notes

Nortran Pharmaceuticals Inc.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended November 30                          (expressed in Canadian dollars)




                                        2000           1999            1998
                                         $              $               $
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                     (4,496,038)    (4,451,320)     (5,168,419)
Add items not affecting cash:
   Amortization                          917,288        654,918         669,582
   Loss on disposal of capital assets       -              -              4,256
   Stock-based compensation               16,000           -               -
Changes in non-cash working capital
  items relating to operations:
   Accounts receivable and other        (632,396)        18,744        (127,045)
   Accounts payable and accrued
     liabilities                         253,458        227,062         183,605
--------------------------------------------------------------------------------
Cash used in operating activities     (3,941,688)    (3,550,596)     (4,438,021)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital              8,009,619      5,412,353       2,410,659
Payment on obligations under
  capital leases                         (60,602)       (71,221)        (46,776)
Increase in long-term debt                  -              -            200,000
Repayment of long-term debt              (68,829)       (61,830)        (19,180)
--------------------------------------------------------------------------------
Cash provided by financing
   activities                          7,880,188      5,279,302       2,544,703
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets              (179,085)       (60,190)       (397,059)
Patent costs capitalized                (324,445)      (168,160)       (139,208)
Short-term investments                (4,396,494)    (1,210,917)      5,205,483
--------------------------------------------------------------------------------
Cash provided by (used in)
  investing activities                (4,900,024)    (1,439,267)      4,669,216
--------------------------------------------------------------------------------

Increase (decrease) in cash and
  cash equivalents during the year      (961,524)       289,439       2,775,898
Cash and cash equivalents,
  beginning of year                    4,209,003      3,919,564       1,143,666
--------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                          3,247,479      4,209,003       3,919,564
================================================================================

Supplemental cash flow information:
   Interest paid                          15,850         27,704          12,463
================================================================================

See accompanying notes

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


1.  NATURE OF OPERATIONS

Nortran Pharmaceuticals Inc. (the "Company") was incorporated under the Company Act (British Columbia) on December 24, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financings and payments from potential strategic partners.


2.  SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with accounting principles generally accepted in the United States is detailed in note 15. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of Nortran Pharmaceuticals Inc. and its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd. (RSD) and Atriven Cardiology Inc. (formerly 3629490 Canada
Inc). Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at amortized cost.

Short-term investments

Short-term investments are considered available for sale and are carried at the lower of cost or market. In the event there has been a decline in value that is other than temporary, the investment will be written down to recognize the loss.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Technology, license and patent costs

The excess of the cost of investment in RSD over the fair value of the net tangible assets acquired has been ascribed to technology. Technology and licenses are amortized on a straight-line basis over a period of ten years.

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

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are nonrefundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Licensing and option fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Initial fees and option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Milestone payments are recognized according to the contract terms as the milestones are achieved to the extent that no performance obligation remains.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


2.  SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 10[e]. No compensation is recognized for these plans when common shares are awarded or stock options are granted. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or retained earnings.

Income taxes

The Company uses the deferral method of tax allocation accounting for income taxes.

Loss per common share

Basic loss per common share has been calculated using the weighted average number of common shares outstanding in each respective year, including escrow shares. Fully diluted loss per common share is not presented as the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

The Canadian Institute of Chartered Accountants has revised and replaced Section 3500 of the CICA Handbook, "Earnings Per Share," which will be effective for the Company's first interim quarter in the year ended November 30, 2002. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.


3.  FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including accounts receivable, interest and other receivables and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


4.  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $2,914,000 [1999 - $3,900,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 6.02% at November 30, 2000 [1999 - 4.50%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $1,216,560 (U.S. $792,031) [November 30, 1999 - $nil].

Short-term investments, comprise mainly commercial papers and term deposits with an average interest rate of 5.76% at November 30, 2000 [1999 - 5.02%] and maturities to July 2001 [1999 - June 2001].


5.  ACCOUNTS RECEIVABLE AND OTHER

                                                         2000          1999
                                                          $             $
--------------------------------------------------------------------------------

Accounts receivable                                      500,000           -
Prepaid expenses                                         137,287        170,769
Interest and other receivables                           253,625         87,747
--------------------------------------------------------------------------------
                                                         890,912        258,516
================================================================================

At November 30, 2000, the Company had accounts receivable of $500,000 from one collaboration partner [note 18].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


6.  CAPITAL ASSETS

                                                     Accumulated      Net book
                                          Cost      amortization       value
                                           $              $              $
--------------------------------------------------------------------------------

2000
Laboratory equipment                      583,238        310,588        272,650
Computer equipment                        347,998        299,304         48,694
Equipment under capital lease             135,243         63,555         71,688
Office equipment                           98,451         46,585         51,866
Leasehold improvements                     10,093          2,021          8,072
--------------------------------------------------------------------------------
                                        1,175,023        722,053        452,970
================================================================================

1999
Laboratory equipment                      380,805        184,143        196,662
Computer equipment                        315,964        237,479         78,485
Equipment under capital lease             211,086         73,116        137,970
Office equipment                           71,851         29,791         42,060
Leasehold improvements                      6,884            485          6,399
--------------------------------------------------------------------------------
                                          986,590        525,014        461,576
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


7. OTHER ASSETS

                                                     Accumulated      Net book
                                          Cost      amortization       value
                                           $              $              $
--------------------------------------------------------------------------------

2000
Technology                              3,396,193      1,953,115      1,443,078
License                                   105,208         42,082         63,126
Patents                                   996,108        493,294        502,814
--------------------------------------------------------------------------------
Total                                   4,497,509      2,488,491      2,009,018
================================================================================

1999
Technology                              3,396,193      1,613,496      1,782,697
License                                   105,208         31,561         73,647
Patents                                   626,309        123,185        503,124
--------------------------------------------------------------------------------
Total                                   4,127,710      1,768,242      2,359,468
================================================================================

During the year ended November 30, 2000, the Company recorded additional amortization expense of approximately $287,000 [1999 - nil] with respect to patents not directly related to the Company's current focus.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


8. CREDIT FACILITY

At November 30, 2000, the Company has available an operating line of credit of $100,000 [1999 - $200,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [1999 - $200,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2000 and 1999, there was no outstanding balance drawn on this credit facility.


9. LONG-TERM DEBT

                                                         2000          1999
                                                          $             $
--------------------------------------------------------------------------------

Promissory note bearing interest at 10.77%
per annum, repayable in blended monthly
instalments of $6,468 per month commencing
August 1, 1998 until July 1, 2001                         50,161        118,990

Less: current portion                                    (50,161)       (68,829)
--------------------------------------------------------------------------------
                                                            -            50,161
================================================================================

As collateral, the Company has assigned short-term investments with a maturity value of $100,000 to the lender. The assigned term deposit will be released to the Company in July 2001, upon the maturity of the promissory note.

Interest expense during the year ended November 30, 2000 amounted to $8,787 [1999 - $15,786; 1998 - $6,692].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10. SHARE CAPITAL

[a]     Authorized

200,000,000 common shares without par value

[b]     Issued

                                                       Number of
                                                     common shares       Amount
                                                            #              $
--------------------------------------------------------------------------------
Balance, November 30, 1997                            25,094,599     17,541,191
Issued for cash upon exercise of options                 658,700        740,259
Issued for cash upon exercise of warrants [c [iii]]    1,920,000      1,670,400
--------------------------------------------------------------------------------
Balance, November 30, 1998                            27,673,299     19,951,850
Issued for cash upon exercise of options                   5,000          5,000
Issued for cash upon exercise of warrants [c [iii]]      939,000        845,100
Issued for cash pursuant to private placements,
  net of issuance costs [c [ii]]                       7,285,643      4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                            35,902,942     25,282,040
Issued for cash upon exercise of options                 178,000        151,190
Issued for cash upon exercise of warrants [c [ii]]       728,564        509,995
Issued for cash pursuant to private placements,
  net of issuance costs [c [i]]                        5,906,342      7,348,434
Return of escrow shares [f]                           (1,500,000)    (1,056,266)
--------------------------------------------------------------------------------
Balance, November 30, 2000                            41,215,848     32,235,393
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

[c]     Private placements

[i] On June 19, 2000, the Company completed a private placement of 5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2000. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 compensation options to the lead agent of this financing which were converted into 554,920 share purchase warrants. Each share purchase warrant entitles the holder to purchase one common share at $1.40 until October 14, 2001. All of these share purchase warrants remain outstanding as at November 30, 2000.

        On June 10, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2000.

[ii] On November 18, 1999, the Company completed a private placement of 7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 compensation options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001.
        All share purchase warrants were exercised during the year ended November 30, 2000.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

[iii] On June 30, 1997, the Company completed a brokered private placement of 1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 share purchase warrants. Each share purchase warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the 1998 fiscal year and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

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

[d]     Share purchase warrants

At November 30, 2000 common share purchase warrants were outstanding as follows:

Number of common shares issuable      Exercise price     Date of expiry
                    #                        $
--------------------------------------------------------------------------------

                 554,920                   1.40           October 14, 2001
               2,774,600                   1.60           April 14, 2002
                 178,571                   1.60           June 5, 2002
--------------------------------------------------------------------------------
               3,508,091
================================================================================

[e]     Stock options

In May 1998, the shareholders approved a stock option plan for which up to 4,000,000 common shares can be reserved for issuance to directors, officers, employees, consultants and clinical advisory Board members of the Company. The shares available for issuance under the stock option plan generally vest over a period beginning immediately to 5 years. Of the total stock options outstanding at November 30, 2000, 220,000 options vest upon the achievement of certain milestones [1999 - nil]. At November 30, 2000 the Company has 343,800 [1999 - 1,517,550] common shares reserved for future issuance under this plan.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

At November 30, 2000 stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

         Number of common shares
   under option      currently exercisable      Exercise price    Date of expiry
        #                     #                        $
--------------------------------------------------------------------------------
        150,000               150,000                0.70     April 10, 2001
        200,000               200,000                1.85     April 26, 2001
        175,000               175,000                1.00     July 8, 2001
        290,000               290,000                1.40     April 2, 2002
         40,000                40,000                1.42     April 20, 2002
         80,000                80,000                1.25     May 29, 2002
        100,000               100,000                0.61     October 31, 2002
         15,000                15,000                0.97     January 18, 2003
        600,000               360,000                1.49     March 17, 2003
        100,000                40,000                1.10     February 8, 2004
        240,000               210,000                1.58     June 11, 2004
        265,000               235,000                1.05     October 15, 2004
         50,000                50,000                0.61     October 31, 2004
         30,000                30,000                1.26     January 10, 2005
         50,000                20,000                1.05     February 24, 2005
         55,000                55,000                1.81     March 29, 2005
         60,000                30,000                0.61     October 31, 2005
        105,000                15,000                1.05     February 13, 2006
        508,750                  -                   1.27     May 24, 2006
        452,500                90,000                1.38     September 12, 2006
         75,000                  -                   1.38     September 18, 2006
         37,500                  -                   1.10     November 23, 2006
--------------------------------------------------------------------------------
      3,678,750             2,185,000
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


10.  SHARE CAPITAL (cont'd.)

Stock options outstanding at November 30, 2000, are summarized as follows:

                                                 Number of      Weighted average
                                                common shares      exercise
                                                 under option       price
                                                       #              $
--------------------------------------------------------------------------------
Balance, November 30, 1997                           1,696,000        1.15
Options granted                                      1,755,000        1.48
Options exercised                                     (658,700)       1.12
Options forfeited                                     (425,000)       1.67
-------------------------------------------------------------------------------
Balance, November 30, 1998                           2,367,300        1.31
Options granted                                        480,000        0.92
Options exercised                                       (5,000)       1.00
Options forfeited                                     (159,300)       1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                           2,683,000        1.25
Options granted                                      1,273,750        1.31
Options exercised                                     (178,000)       0.85
Options forfeited                                     (100,000)       1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                           3,678,750        1.29
================================================================================

[f]     Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts.

The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g]     Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2000, these milestones had not been achieved. In addition, the Company intends to settle an accounts payable of approximately $16,000 with respect to an amendment to the license agreement by issuing common shares.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


11.  COMMITMENTS AND CONTINGENCIES

Commitments

Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately as follows:


                                                                           $
--------------------------------------------------------------------------------

2001                                                                    241,000
2002                                                                     80,000
--------------------------------------------------------------------------------
                                                                        321,000
================================================================================

Rent expense for the year ended November 30, 2000 amounted to $256,285 [1999 - $141,717; 1998 - $118,942].

Capital leases

The Company leases certain of its laboratory equipment under capital lease agreements. The following is a schedule of future minimum capital lease obligation payments:

                                                                           $
--------------------------------------------------------------------------------

2001                                                                     46,148
--------------------------------------------------------------------------------
Total minimum lease payments                                             46,148
Less: amount representing interest (from 8.5% to 11.5%)                  (5,003)
--------------------------------------------------------------------------------
                                                                         41,145
Less: current portion of capital lease obligations                      (41,145)
--------------------------------------------------------------------------------
Long term portion of obligations under capital lease                       -
================================================================================

Interest expense during the year ended November 30, 2000 amounted to $7,062 [1999 - $11,918; 1998 - $5,771].

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


11.  COMMITMENTS AND CONTINGENCIES (cont'd.)

Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures as follows:

                                                                           $
--------------------------------------------------------------------------------

2001                                                                    741,000
================================================================================

License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2000 and 1999, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nockiblocker technology. The agreement expires on the expiry date of the last patent relating to certain technology.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


12.  COLLABORATIVE AGREEMENTS

During fiscal 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD 1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which US$1,000,000 was collected in fiscal 2000, and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

During fiscal 2000, the Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Under the terms of the agreement, Antalium agreed to pay the Company an initial fee, which was paid in fiscal 2000, and additional amounts based on the number of compounds selected by Antalium for further development. Antalium further agreed to pay the Company additional milestone payments and royalties based on future net sales. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


13.  INCOME TAXES

At November 30, 2000, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                                   Investment        Non-capital
                                                  tax credits           losses
                                                       $                  $
--------------------------------------------------------------------------------
2001                                                    -               177,000
2002                                                    -               332,000
2003                                                    -               545,000
2004                                                   4,000          1,530,000
2005                                                  62,000          2,830,000
2006                                                 111,000          2,549,000
2007                                                 258,000          2,494,000
2008                                                 520,000               -
2009                                                 402,000               -
2010                                                 458,000               -
--------------------------------------------------------------------------------
                                                   1,815,000         10,457,000
================================================================================

The Company also has net timing differences relating primarily to capital assets, share issue costs and scientific research and experimental development expenditures of approximately $6,941,000 which may be used to reduce future income tax. In addition, the Company has approximately $2,539,000 of unclaimed investment tax credits which may be used to reduce future income taxes otherwise payable. The ability of the Company to utilize the losses and other tax balances carried forward in the future is not reasonably assured and therefore the benefit has not been recognized in the financial statements.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


14.  RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                           2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------
Companies with a common director for:
 - contract research services              30,539        163,954         48,041
 - administrative consulting services        -             6,500           -
Directors for:
 - research consulting services           104,901         37,761           -
 - administrative consulting services      30,700          3,500           -
================================================================================

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in accounts payable and accrued liabilities at November 30, 2000 is $18,276 [1999 - $40,690] owing to directors and/or companies with a common director.


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

        For reconciliation to U.S. GAAP purposes, a valuation allowance has been recognized to offset deferred tax assets totaling approximately $8,901,000 [1999 - $6,800,000] arising from temporary differences, tax credits and non-capital loss carryforwards, for which realization is uncertain.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

     Certain of the Company's losses available for carryforward and deductible temporary differences originated with the Company's 1995 acquisition of RSD. Accordingly, when realization of these tax benefits becomes more likely than not, they will be applied to reduce any unamortized intangible balances recorded on this acquisition to nil before being recognized in earnings under U.S. GAAP.

[b] Under U.S. GAAP, the Company will allocate the gross proceeds received from its private placements to the common shares issued and warrants granted, based on their relative fair values. For the year ended November 30, 2000, the Company has allocated the portion of gross proceeds related to the warrants of $1,085,000 to additional paid in capital. In addition, the Company will record the fair value of the compensation options granted of $200,000 [1999 - $102,000] as additional paid in capital. The fair values of the warrants and compensation options were determined using the Black Scholes pricing model.

[c] For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to employees and directors. Compensation expense is calculated based on the difference, on the date of grant, between the fair value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to the U.S. GAAP, the Company will record, in future periods, additional compensation expense of $4,100 in respect of options granted to employees below fair market value [1999 - $nil; 1998 - $nil].

[d] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended December 31, 2000 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.96, risk-free interest rate 6.5% and expected average option life of 4.8 years. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $121,000 in respect of options granted to non-employees in future periods.

[e] Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of other comprehensive income.

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[f] In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 will be effective for the Company's year ending November 30, 2001. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.

[g] The United States Securities and Exchange Commission has issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (SAB
     101). This pronouncement may be adopted no later than the Company's fiscal quarter commencing September 1, 2001 and will be retroactively adjusted by a cumulative effect adjustment as at December 31, 2000. The application of SAB 101 will result in the Company being required to amortize the $1.5 million in research collaborative, licensing and option fees recognized during the year ended November 30, 2000 over the term of the contract.

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                           2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------

Loss for year, Canadian GAAP           (4,496,038)    (4,451,320)    (5,168,419)
Adjustment for stock-based
  compensation
   - employees                            (28,400)          -              -
   - non-employees                       (179,500)       (51,000)      (129,000)
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP           (4,703,938)    (4,502,320)    (5,297,419)
Unrealized gains on investments           117,662           -              -
--------------------------------------------------------------------------------
Comprehensive loss for the year,
   U.S. GAAP                           (4,586,276)    (4,502,320)    (5,297,419)
================================================================================

Deficit, beginning of year,
   U.S. GAAP                          (16,861,839)   (12,359,519)    (7,062,100)
Loss for the year, U.S. GAAP           (4,703,938)    (4,502,320)    (5,297,419)
--------------------------------------------------------------------------------
Deficit, end of year, U.S. GAAP       (21,565,777)   (16,861,839)   (12,359,519)
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


15.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Loss per share

The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP:

                                           2000           1999           1998
                                            $              $              $
--------------------------------------------------------------------------------

Numerator
Loss for of the year, U.S. GAAP        (4,703,938)    (4,502,320)    (5,297,419)
================================================================================

Denominator
Weighted average number of common
  shares outstanding                   37,782,044     28,331,730     26,780,674
Escrowed shares                          (345,205)    (1,500,000)    (1,500,000)
--------------------------------------------------------------------------------
                                       37,436,839     26,831,730     25,280,674
================================================================================

                                            $              $              $
--------------------------------------------------------------------------------

Basic and diluted loss per share,
     U.S. GAAP                              (0.13)         (0.17)         (0.21)
================================================================================

The Company's common shares issuable upon the exercise of stock options, warrants and the escrowed shares were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                         2000            1999
                                                          $               $
--------------------------------------------------------------------------------

Cash and cash equivalents                              3,256,629      4,209,003
Short-term investments                                 7,080,173      2,575,167
Share capital                                         30,950,393     25,282,040
Accumulated other comprehensive income                   117,662           -
Contributed surplus                                    3,096,416        547,250
Deficit                                              (21,565,777)   (16,861,839)
================================================================================

Nortran Pharmaceuticals Inc.


                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2000                                (expressed in Canadian dollars)


16.  SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2000, 75% and 24% of research collaborative, licensing and option fees are derived from two major collaborators in Sweden and Canada, respectively [1999 - 95% from one major collaborator in Switzerland; 1998 - 100% from one collaborator in Switzerland].


17.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.


18.  SUBSEQUENT EVENTS

In December 2000, the Company granted 52,500 stock options to its employees. These stock options are exercisable at a price of $0.65 per share and expire on December 18, 2006.

In February 2001, the Company collected $500,000 that was due from a collaboration partner at November 30, 2000 [note 5].

                      NORTRAN ASTRAZENECA LICENSE AGREEMENT

This Agreement is entered into this 16th day of October, 2000 (the "Effective Date")

between

NORTRAN PHARMACEUTICALS INC. with its registered office at 3650 Wesbrook Mall, Vancouver, B.C., Canada V6S 2L2 ("NORTRAN");

and

ASTRAZENECA AB with its registered office at S-151 85 S dert lje, Sweden ("ASTRAZENECA")

WHEREAS

A. NORTRAN is a pharmaceutical company which has substantial knowledge in the field of arrhythmia.

B. ASTRAZENECA currently places strategic focus on arrhythmia as a target indication for drug discovery, development and marketing.

C. The Parties entered into a Research Agreement on November 17, 1998 with subsequent amendments of July 1, 1999 and November 30, 1999 and a Material Transfer Agreement of November 22, 1999 in order inter alia for ASTRAZENECA to determine its interest in NORTRAN's compounds for use in ASTRAZENECA's research, development and commercialisation

D. NORTRAN is desirous to grant ASTRAZENECA a license to perform research and development work with NORTRAN's compound RSD 1122 and to commercialise the resultant products under the terms of this Agreement.

E. ASTRAZENECA is desirous of receiving from NORTRAN a license to perform research and development work with NORTRAN's compound RSD 1122 and to commercialize the resultant products under the terms of this Agreement.

NOW THEREFORE, the Parties hereto agree to the following.

1.     DEFINITIONS

When used in this Agreement the following words shall have the meanings defined herein. The singular form of the defined expression shall thereby include the plural form thereof and vice versa.

1.1.     "Additional Field" shall have the meaning specified in Schedule 1.1.

1.2. "Adverse Event" shall mean any unintended or unfavourable sign (e.g. an abnormal laboratory finding), symptom or disease associated with the use of a pharmaceutical product.

1.3.     "Affected Party" shall have the meaning set out in Article 15.1.

1.4. "Affiliate" shall mean any company, partnership or other business entity which Controls, is Controlled by or is under common Control with the Party concerned.

1.5. "Agreement" shall mean this document including any and all schedules, appendices and other addenda to it as may be added and/or amended from time to time in accordance with the provisions of this Agreement.

1.6.     "ANDA Act" shall have the meaning set out in Article 8.4 (a)

1.7. "ASTRAZENECA IP" shall mean ASTRAZENECA Know-How and ASTRAZENECA Patent Rights.

1.8. ASTRAZENECA Know-How" shall mean any Know-How relating directly to the Compound and/or the Product developed, acquired or licensed by ASTRAZENECA prior to the Effective Date or during the term of this Agreement.

1.9. "ASTRAZENECA Patent Rights" shall mean any Patent Rights, not being NORTRAN Patent Rights, relating directly to the Compound and/or the Product developed, acquired or licensed by ASTRAZENECA prior to the Effective Date or during the term of this Agreement.

1.10. "Candidate Drug" or "CD" shall mean any compound which is selected by the Global Discovery Board and approved by the Therapeutic Area Management Team within the Cardiovascular Therapy Area of ASTRAZENECA, or similar functions from time to time existing within ASTRAZENECA, for further documentation for a pre-clinical Investigational New Drug
         (IND).

1.11. "Combination Product" shall mean a product containing the Compound which also:

         (a) contains a therapeutically active ingredient which is not within the scope of NORTRAN IP; and/or;

         (b) is administered through a delivery mechanism and/or formulation that is the subject of third party Patent Rights which are not within the scope of NORTRAN IP.

1.12. "Compound" shall mean NORTRAN's proprietary compound named RSD 1122 with the chemical structure as shown in Schedule 1.12, attached hereto, including all salts, esters, complexes, chelates, hydrates, isomers, stereoisomers, crystalline and amorphous forms, prodrugs, solvates, metabolites and metabolic precursors (whether active or inactive) thereof.

1.13. "Confidential Information" shall mean (i), in the case of obligations on ASTRAZENECA, NORTRAN IP, and (ii), in the case of obligations on NORTRAN, ASTRAZENECA IP, and, (iii) in the case of both NORTRAN and ASTRAZENECA, all data generated by either or both Parties hereunder and trade secrets and/or confidential information relating to technology not limited to compound(s), composition, formulations and/or manufacturing information, and/or relating to the business affairs not limited to commercial forecasts, plans, programs, customers, assets, financial projections, costs and customer lists and/or finances of the Disclosing Party supplied or otherwise made available to the Receiving Party or coming into Receiving Party's possession in relation to the performance of this Agreement.

1.14. "Control" shall mean the ownership either directly or indirectly of more than fifty percent (50%) of the issued share capital or any other comparable equity or ownership interest with respect to a business entity or the legal power to direct or cause the direction of the general management and policies of the entity in question.

1.15.    "Default Country" shall have the meaning defined in Article 13.2 (b).

1.16. "Disclosing Party" - the Party which discloses Confidential Information to the other Party.

1.17. "Documents" - reports, research notes, charts, graphs, comments, computations, analyses, recordings, photographs, paper, notebooks, books, files, ledgers, records, tapes, discs, diskettes, CD-ROM, computer programs and documents thereof, computer information storage means, samples of material, other graphic or written data and any other media on which Know-How can be permanently or temporarily stored.

1.18.    "Effective Date" shall have the meaning defined above.

1.19. "FDA" shall mean the United States Food and Drug Administration or any successor agency thereto.

1.20. "Filing of an NDA" shall mean the date of acceptance for review by the competent registration body in a given country of an NDA.

1.21. "First Commercial Sale" - the first invoiced commercial sale by ASTRAZENECA, its Affiliates or sub-licensees, however not including sales made by one such entity to another such entity, of Product in a country after NDA Approval has been granted in such country.

1.22. "Force Majeure" shall mean, in relation to either Party, any event or circumstance which is beyond the reasonable control of that Party which event or circumstance that Party could not reasonably be expected to have taken into account at the Effective Date and which results in or causes the failure of that Party to perform any or all of its obligations under this Agreement including acts of God, lightning, fire, storm, flood, earthquake, accumulation of snow or ice, lack of water arising from weather or environmental problems, strike, lockout or other industrial or student disturbance, act of the public enemy, war declared or undeclared, threat of war, terrorist act, blockade, revolution, riot, insurrection, civil commotion, public demonstration, sabotage, act of vandalism, prevention from or hindrance in obtaining in any way materials, energy or other supplies, explosion, fault or failure of plant or machinery, or legal requirement governing either Party, provided that lack of funds shall not be interpreted as a cause beyond the reasonable-control of that Party.

1.23. "IMS" shall mean IMS America Ltd. of Plymouth Meeting, Pennsylvania or any successor to such company or any of its foreign counterparts or any other independent marketing auditing firm selected by the Parties, acting reasonably.

1.24. "Indemnified Party" shall have the meanings set out in Articles 9.1 and 9.2, as the case may be.

1.25. "Know-How" shall mean technical and other information which is not in the public domain, including, but not limited to, information comprising or relating to concepts, discoveries, data, designs, formulae, ideas, inventions, methods, models, assays, research plans, procedures, designs for experiments and tests and results of experimentation and testing, including results of research or development, unless being subject to published patent rights, processes, including manufacturing processes, specifications and techniques, laboratory records, chemical, pharmacological, toxicological, clinical, analytical and quality control data, trial data, case report forms, data analyses, reports, manufacturing data or summaries and information contained in submissions to and information from ethical committees and regulatory authorities. Know-How includes Documents containing Know-How, including but not limited to any rights including trade secrets, copyright, database or design rights protecting such Know-How. The fact that an item is known to the public shall not be taken to preclude the possibility that a compilation including the item, and/or a development relating to the item, is not known to the public.

1.26. "Major Market" shall mean each of the United States, the United Kingdom, Germany, France, Italy and Japan.

1.27. "NDA" shall mean a fully completed marketing license application comparable to a New Drug Application filed with the FDA, including all supporting documentation and data required for such application to be Accepted for review, filed with the competent health regulatory authorities for any country requesting approval- for commercialization of the Product for a particular indication in such country. NDA as herein defined shall for this purpose include applications for pricing or reimbursement approval where appropriate.

1.28. "NDA Approval" shall mean the approval by the competent registration body for a given country of an NDA.

1.29.    *

--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

1.30.    "Non-Affected Party" shall have the meaning set cut in Article 15.1.

1.31.    "NORTRAN IP" shall mean the NORTRAN Patent Rights and the NORTRAN
         Know-How.

1.32. "NORTRAN Know-How" shall mean any Know-How relating to the Compound and/or the Product, developed, acquired or licensed by NORTRAN prior to the Effective Date.

1.33. "NORTRAN Patent Rights" shall mean the patent applications as set out in Schedule 1.33 and any Patent Rights arising therefrom.

1.34.    "Party" or "Parties" shall mean NORTRAN and/or ASTRAZENECA.

1.35. "Patent Rights" shall mean patent applications and patents, utility certificates, certificates of addition and all foreign counterparts of them in all countries, including any divisional applications and patents, refilings, renewals, continuations, continuations-in-part, patents of addition, extensions, (including patent term extensions,) reissues, substitutions, confirmations, registrations, revalidations, pipeline and administrative protections and additions, and any equivalents of the foregoing in any and all countries of or to any of them, as well as any supplementary protection certificates and equivalent protection rights in respect of any of them.

1.36. "Phase I Clinical Trial" shall mean a small scale human clinical trial normally conducted in healthy volunteers or patients with the aim of establishing the pharmacokinetic, pharmacodynamic and early safety and efficacy profile.

1.37. "Phase III Clinical Trial" shall mean a large scale, pivotal multicentre, human clinical trial to be conducted in a number of patients estimated to be sufficient to establish safety or efficacy in the particular claim and indication and at a standard suitable to obtain NDA Approval.

1.38. "Product" shall mean any pharmaceutical formulation or product containing the Compound as an active ingredient in a finished dosage form suitable for administration to patients. Unless the context clearly requires otherwise, Product shall be deemed to include Combination Product.

1.39. "Receiving Party" shall mean the Party which receives Confidential Information from the other Party.

1.40.    "Relevant Share" shall have the meaning set out in Article 6.10.

1.41.    "Results" shall have the meaning defined in Article 7.15.

1.42. "Secondary Markets" means Belgium, Brazil, Canada, Holland, Spain and Sweden.

1.43. "Trade Marks" shall mean registered trade marks and applications thereof, unregistered trade or service marks, get up and company names in each case with any and all associated goodwill and all rights or forms of protection of a similar or analogous nature including rights which protect goodwill.

2.     GRANT OF LICENSE

2.1.    (i)     NORTRAN hereby grants to ASTRAZENECA an exclusive world-wide license, with the right to grant sublicenses, under the NORTRAN
                IP to perform research on, have research performed on, develop, have developed, use, have used, make, have made, import, have imported, market, have marketed, sell and have sold the Compound and the Product for all indications.

                ASTRAZENECA's right to market, have marketed, sell and have sold the Compound separately, where not being a part of the Product, shall, however, apply only in relation to ASTRAZENECA's Affiliates.

        (ii) For the avoidance of doubt, any such right under the license granted under (i) shall apply also regarding Combination Products.

2.2. NORTRAN warrants that it shall, during the term of this Agreement, neither:

         (a) perform research or development directed at the Additional Field and shall not use, make, import, market or sell any compound or product being developed, wholly or partially, by research or development directed at the Additional Field; nor

         (b) grant any third party any license to perform any such research, development, use, making, import, marketing or sale as contemplated under (a).

2.3. The licences set out in Article 2.1 shall continue in accordance with what is stated therein on a country by country basis until royalty payment is no longer due in the country concerned in accordance with what is stated in Article 6.9.

         Thereafter the licences set out in Article 2.1 shall continue and become fully paid up and royalty free in the country concerned.

2.4. NORTRAN agrees that ASTRAZENECA's Affiliates shall have the benefit and burden of the licences and rights set out in this Article 2 for the same purposes and under the same conditions as set forth herein, provided that ASTRAZENECA shall remain responsible for the compliance by such Affiliates with the terms of this Agreement as if such Affiliates were ASTRAZENECA hereunder.

3.       *

4.     SUPPLY OF THE COMPOUND

By separate agreement in writing, the Parties may agree that NORTRAN will supply the Compound to ASTRAZENECA.

5.     *

6.     *

7.     *

8.     *

--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

9.     INDEMNITY

9.1. ASTRAZENECA shall he responsible for and shall indemnify NORTRAN and its directors, officers, servants and agents (collectively the "Indemnified Party") against any and all liability, loss, damage, cost and expense (including legal costs) incurred or suffered by the Indemnified Party as a result of

         (a) any claim brought against the indemnified Party by a third party which arises as a result of the activities of ASTRAZENECA, its Affiliates or sub-licensees under this Agreement; or
         (b) any claim that the use of any Compound or Product has causes death or bodily injury.

         except where it has been caused as a result, either directly or indirectly by a breach of NORTRAN's warranty or representation set out in Article 12 or gross misconduct on the part of NORTRAN.

         An indemnified Party that intends to claim indemnification under this
         Article 9.1 shall promptly notify ASTRAZENECA of any third party claim in respect of which the Indemnified Party intends to claim that indemnification. The indemnified Party shall not compromise or settle the claim prior to any such notice. ASTRAZENECA may assume and control the defence of any such third party claim. The indemnified Party shall co-operate with ASTRAZENECA, and its legal representatives in the investigation of any matter covered by this indemnification.

9.2. NORTRAN shall he responsible for and shall indemnify ASTRAZENECA and its directors, officers, servants and agents (collectively the "Indemnified Party") against any and all liability, loss, damage, cost and expense (including legal costs) incurred or suffered by the Indemnified Party as a result of any claim brought against the Indemnified Party by a third party which arises as a result of a breach of a warranty or representation set out in Article 12, Provided always that such indemnity shall not apply in case ASTRAZENECA has entered into such license contemplated in Article 8.3 regarding the subject matter for which indemnity is claimed under this Article 9.2.

         An Indemnified Party that intends to claim indemnification under this
         Article 9.2 shall Promptly notify NORTRAN of any third party claim in respect of which the Indemnified Party intends to claim the indemnification. The Indemnified Party shall not compromise or settle the claim prior to any such notice. NORTRAN may assume and control the defence of any such third party claim. The Indemnified Party shall co-operate with NORTRAN and its legal representatives in the investigation of any matter covered by this indemnification.

9.3. Except for liability arising for breach of Article 10, neither Party shall be liable to the other in contract, tort, negligence, breach of statutory duty or otherwise for any economic loss or other loss of turnover, profits, savings, business or goodwill or any loss, damage, costs or expenses of any nature whatsoever incurred or suffered by the other or its Affiliates of an indirect or consequential nature arising out of or in connection with this Agreement.

10.     CONFIDENTIALITY

10.1 Any and all Confidential Information furnished by one Party to the other under this Agreement shall be regarded by the receiving Party as confidential and the Receiving Party shall, without the prior written consent of the other Party, not disclose to any third party nor use such Confidential Information, except that each Party shall be permitted to disclose to third parties and use such Confidential Information solely for the purpose of developing and commercializing the Product pursuant to the rights granted hereunder, or obtaining or enforcing intellectual property rights to the extent required hereunder.

         It is further understood, and subject to the exceptions granted under
         (a) through (d) below and otherwise in this Article 10.1, that NORTRAN shall not disclose to any third party any NORTRAN IP to which ASTRAZENECA has been granted rights hereunder.

         To the extent permitted by law, both Parties shall take all reasonable precautions to prevent unauthorised disclosure of Confidential Information disclosed- hereunder to any other person, association or corporation. The obligations assumed hereunder shall in no way restrict the Receiving Party's right to disclose and/or use Confidential Information which;

         (a) at the Effective Date is properly in the public domain or thereafter becomes part of the public domain by publication or otherwise through no breach of this Agreement by the Receiving Party,

         (b) the Receiving Party can establish by competent evidence that such information was properly in its possession prior to the time of disclosure, and which information was not previously obtained under a secrecy agreement with the Disclosing Party,

         (c) is independently and property made available by a third party who is not thereby in violation of a confidential relationship with the Disclosing Party, or

         (d) the Receiving Party can establish by competent evidence was developed by it independently of the other Party's confidential materials.

10.2. The Receiving Party may, however, disclose, to the reasonably required extent in pursuit of the rights granted hereunder, any Confidential information which is subject to the confidentiality obligations set forth in Article 10.1 to the following parties or organisation:

         (a) Outside test organisations to which the Receiving Party entrusts performance of preclinical and/or clinical studies for development work hereunder and which have undertaken confidentiality obligation with respect to the information disclosed by the Receiving Party to it and the results of the entrusted studies;

         (b) A competent registration body in a given country in order for the Receiving Party to obtain NDA Approval with respect to the Product;

         (c) Customers, users and prescribers of the Product, when such disclosure is required to be made or when such disclosure is reasonably necessary in connection with the ethical marketing of the product; or

         (d) To a party to whom the information is required to be disclosed by law or by a court order, in each of which cases the Receiving Party shall timely inform the Disclosing Party and use its best efforts to limit the disclosure and Maintain confidentiality to the extent possible and shall permit the Disclosing Party to limit such disclosure.

11.     ADVERSE EVENTS

The Parties undertake to report to each other any Adverse Events which are or might be attributed to the use or application of Compound or Product. The Parties shall at an appropriate point of time during Product development jointly establish any such Adverse Event reporting procedures as may be required or useful.

12.     REPRESENTATION AND WARRANTY

12.1.    *

12.2. Each Party represents and warrants to the other Party that it is a duly organised and validly existing corporation under the laws of its jurisdiction of incorporation, and has taken all required corporate action to authorise the execution, delivery an performance of this Agreement; it has the full right, power and authority to enter into this Agreement and perform all of its obligations hereunder; the execution and delivery of this Agreement and the transactions contemplated herein do not violate, conflict with, or constitute a

--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

         default under its Articles of Association or similar organisation document, its by-laws or the terms or provisions of any material agreement or other instrument to which it is a party or by which it is bound, or any order, award, judgement or decree to which it is a party or by which it is bound; and upon execution and delivery, this Agreement will constitute the legal, valid and binding obligation of it.


12.3. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT NORTRAN EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED OR EXPRESS WARRANTIES AND MAKES NO EXPRESS OR IMPLIED WARRANTY, STATUTORY OR OTHERWISE, OF ANY KIND, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE REGARDING THE COMPOUND, NORTRAN'S CONFIDENTIAL INFORMATION, DOCUMENTS, NORTRAN IP, NORTRAN KNOW-HOW, NORTRAN PATENT RIGHTS, OR PRODUCTS.

13.      *

14.      *

15.      FORCE MAJEURE

15.1. If a Party (the "Affected Party") is unable to carry out any of its obligations under this Agreement due to Force Majeure this Agreement shall remain in effect but the Affected Party's relevant obligations under this Agreement and the corresponding obligations of the other Party ("Non-Affected Party") under this Agreement, shall he suspended for a period equal to the circumstance of Force: Majeure.

--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

15.2. if the circumstance of Force Majeure prevail for a continuous period in excess of six (6) months the Non-Affected Party may without prejudice to any other rights or remedies which may be available to it terminate this Agreement with immediate effect by giving written notice of termination to the other Party. In the event of termination under this
         Article 15.2 the provisions of Article 14 shall not apply and the Parties shall meet to discuss the NORTRAN IP and the ASTRAZENECA IP and agree on a process for its continued use by the Parties.

16.     GENERAL PROVISIONS

16.1. Entire Agreement. This Agreement, together with the Research Agreement on November 17, 1998 with subsequent amendments of July 1, 1999 and November 30, 1999 and the Material Transfer Agreement of November 22, 1999 by and between ASTRAZENECA and NORTRAN constitutes the entire agreement and understanding between the Parties and supersedes all prior oral or written understandings, arrangements, representations or agreements between them relating to the subject matter of this Agreement. The Parties acknowledge that no claims shall arise in respect of any understandings, arrangements, representations or agreements so superseded. No director, employee or agent of any Party is authorised to make any representation or warranty to the other Party not contained in this Agreement, and each Party acknowledges that it has not relied on any such oral or written representations or warranties. Nothing in this Agreement removes or overrides any right of action by any Party in respect of any fraudulent misrepresentation, fraudulent concealment or other fraudulent action. In case of any contradiction or conflicting wording between this Agreement and the Research Agreement with subsequent amendments or the Material Transfer Agreement, what is stated in this Agreement shall prevail.

16.2. No variation, amendments, modification or supplement to this Agreement shall be valid unless agreed in writing in the English language and signed by a duly authorised representative of each party.

16.3. Assignment/Sub-contracting. This Agreement and the licenses herein granted shall he binding upon and inure to the benefit of the successors in interest of the respective Parties. Neither this Agreement nor any interest hereunder shall be assignable by either Party without the written consent of the other Party, such consent not to he unreasonably withheld. Notwithstanding the foregoing, ASTRAZENECA may assign this Agreement to any of its Affiliates, without the requirement of obtaining approval by NORTRAN, provided that ASTRAZENECA remains liable to NORTRAN for the performance hereunder of such assignee.

16.4. No Future waiver. No delay or failure of any Party in exercising or enforcing any of its rights or remedies whatsoever shall operate as a waiver of those rights or remedies concerning a subsequent similar event. No single or partial exercise or enforcement of any right or remedy by any Party shall preclude or impair any other or further exercise or enforcement of that right or- remedy by that Party.

16.5. Provisions severable. All provisions of this Agreement are severable and any provision which may be or become declared illegal, invalid or unenforceable in any jurisdiction for any reason shall terminate and be severed from the Agreement in the jurisdiction in question without, insofar as the content of the Agreement will be substantially the same as prior to such event or declaration, invalidating the remaining provision.

16.6. Notices. Any notice permitted or required under this Agreement shall be directed to the following respective addresses and shall, in case of lack of proof of earlier receipt of the receiving Party, be deemed delivered four (4) days upon dispatch if sent by prepaid registered mail.

         If to ASTRAZENECA:
         AstraZeneca AB
         Att:     President and CEO
         S-151 85 S dert lje Sweden

         If to NORTRAN:
         Nortran Pharmaceuticals Inc.
         Att: President
         3650 Wesbrook Mall
         Vancouver, B.C.
         Canada V6S 2L2


16.7. Counterparts. This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, each of which when so executed shall be an original of this Agreement, and all of which shall together constitute one and the same instrument. Complete sets of counterparts shall he lodged with each Party.

16.8. No partnership. Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute or he deemed to constitute a partnership, association, joint venture or other cooperative entity between the Parties and neither Party shall have any authority to bind the other in any way except as provided in this Agreement.

16.9. Announcements. Subject to Article 16.10 no press release, announcement or any other communication to any third party concerning the transaction contemplated by this Agreement, the financial terms of this Agreement, the subject matter of this Agreement or any ancillary matters shall be made or permitted or authorised to be made by either Party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed and such approval to be given by an authorised representative of the Party in question.

16.10. Either Party may make an announcement concerning the transaction contemplated by this Agreement or any ancillary matter if required by law, existing contractual obligations or any securities exchange or Regulatory Authority or governmental body to which either Party is subject or submits, wherever situated, provided that the Party required to make such announcement notifies the other Party of the details of the announcement prior to making such announcement and in sufficient time for the other Party to consider and comment on the announcement, and takes advantage of all provisions to keep confidential as many terms of the Agreement as possible.

16.11. Subject to what is stated in Article 14, the provisions of Article 1, Articles 7.1 and 7.2, Articles 8, 9, 11, 12, 14, 16 and 17 shall survive termination or expiration of this Agreement and the provisions of Article 2.3 shall survive expiration of this Agreement. The provisions of Article 10 shall survive termination or expiration of this Agreement and shall continue to be in force for a period of five
         (5) years after termination or expiration o this Agreement.

16.12. All payments due hereunder from one Party to the other which are not paid when due and payable as specified in the Agreement will bear interest at a rate equal to LIBOR (as quoted for one month in The Wall Street Journal) plus two percent (2%) compounded quarterly, or at such lower rate of interest as will then be the maximum rate permitted by applicable law.

17.     GOVERNING LAW AND ARBITRATION

17.1. The Parties shall use their reasonable efforts to settle amicably any dispute arising out of or in connection with this Agreement. In case the Parties are not able to settle such dispute between themselves such dispute shall be finally resolved by arbitration in accordance with the Rules of the International Chamber of Commerce. The arbitration proceedings shall be held in New York. Any proceedings shall he held in the English language.

17.2. The validity, construction and interpretation of this Agreement and any determination of the performance which it requires shall be governed by the laws of England.

IN WITNESS WHEREOF the Parties have executed this Agreement on the Effective
Date,

ASTRAZENECA, AB (publ)                      NORTRAN PHARMACEUTICALS INC.

--------------------------------            --------------------------------
Name: Claes Wilhelmsson                     Name: Bob Rieder
Title:  Executive Director                  Title:  President & CEO
        Research & Development                      NORTRAN PHARMACEUTICALS INC.

Schedule l.1: Additional Field*


--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

Schedule 1.12: Compound*


--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

Schedule 1.13: NORTRAN Patent Rights*


--------------------------------------------------------------------------------
*CERTAIN INFORMATON ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

                           NORTRAN PHARMACEUTICALS INC.


                         2001 INCENTIVE STOCK OPTION PLAN

SECTION 1 - GENERAL PROVISIONS


1.1     Interpretation

(a) For the purpose of this Plan, the following terms shall have the following meanings:

        "Administrator" means, initially, the secretary of the Corporation and thereafter shall mean such director, officer or employee of the Corporation as may be designated from time to time, as Administrator by the Board or an authorized committee of the Board;

        "Associate" has the meaning ascribed to that term under section 1 of the Securities Act (Ontario);

        "Board" means the board of directors of the Corporation;

        "Certificate" means a certificate, substantially in the form set out as Schedule "A" hereto, evidencing an Option;

        "Common Shares" means the common shares without par value of the Corporation as currently constituted;

        "Corporation" means Nortran Pharmaceuticals Inc.;

        "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any of its Subsidiary Companies has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option;

        "Dependent Contractor" means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation has a contract for services, under which contract the Corporation maintains the same control and direction over the details and methods of work as it would for an employee of the Corporation, but for which individual income tax deductions are not made at source;

        "Effective Date" means January 30, 2001;

        "Eligible Person" means, subject to all applicable laws, any director, officer, employee (whether part-time or full-time), Dependent Contractor or Consultant of the Corporation or any of its Subsidiary Companies;

        "Exercise Notice" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder;

        "Insider" means:

        (i) an insider as defined under section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

        (ii) an Associate of any person who is an insider by virtue of (i) above:

        "Option" means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

        "Outstanding Issue" is determined on the basis of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one year period;

        "Participant" means Eligible Persons to whom Options have been granted;

        "Personal Representative" means:

        (i) in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

        (ii) in the case of a Participant who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

        "Plan" means this Stock Option Plan of the Corporation;

        "Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

        "Subsidiary Companies" has the meaning ascribed to it under section 1 of the Securities Act (Ontario); and

        "Termination Date" means the date on which a Participant ceases to be an Eligible Person.

(b) Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

(c) This Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of British Columbia.

1.2     Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Person to remain with the Corporation or its Subsidiary Companies, and
(v) attracting new Eligible Persons.

1.3     Administration

(a) This Plan shall be administered by the Board or a committee of the Board duly authorized for this purpose by the Board and consisting of not less than three directors. If a committee is authorized for this purpose, all references to the Board will be deemed to be references to the committee.

(b) Subject to the limitations of the Plan, the Board shall have the authority:

        (i)     to grant options to purchase Common Shares to Eligible Persons;

        (ii) to determine the terms, limitations, restrictions and conditions respecting such grants;

        (iii) to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

        (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section 1.7 hereof, as it may deem necessary or advisable.

(c) The interpretation by the Board or an authorized committee of the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

1.4     Shares Reserved

(a) The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 6,000,000 Common Shares, inclusive of the 3,731,250 Common Shares presently reserved for issuance pursuant to previously granted stock options. The maximum number of Common Shares which may be reserved for issuance under Options to any one person at any time under the Plan shall be 5% of the Outstanding Issue.

(b) Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to section 1.9(d) for the manner in which fractional share value shall be treated.

(c) If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

        (i) the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

        (ii) the number and kind of shares subject to unexercised Options theretofore granted and in the option exercise price of such shares,

        provided, however, that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provisions for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5     Limits with respect to Insiders

(a) The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Outstanding Issue.

(b) The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Outstanding Issue.

(c) The maximum number of Common Shares which may be issued to any one Insider under the Plan within a one year period shall be 5% of the Outstanding Issue.

1.6     Amendment and Termination

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required stock exchange or shareholder approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b) With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.

1.7     Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulation of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws and, if deemed necessary or expedient by the Board, the certificates representing the Common Shares issued upon the exercise of Options shall have a legend pertaining to such restriction.

1.8     Effective Date

This Plan will supersede and replace all previous stock option plans on the Effective Date. This Plan is subject to the approval of:

(a)     The Toronto Stock Exchange; and

(b) the shareholders of the Corporation, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Corporation entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan, and until such approvals are obtained Options granted pursuant to the Plan shall not be exercisable.

1.9     Miscellaneous

(a) Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

(b) Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c) The Plan does not give any Eligible Person the right or obligation to or to continue to serve as a director, officer, Consultant, Dependent Contractor or employee, as the case may be, of the Corporation or any of its Subsidiary Companies. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its subsidiaries other than as specifically provided for in the Plan.

(d) No fractional Common Shares shall be issued upon the exercise of Options and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(e) The grant of an Option shall be conditional upon the Eligible Person to whom the Option is granted completing, signing and delivering to the Corporation all documents as may be required by the regulatory authorities having jurisdiction.


                                  SECTION 2 - OPTIONS

2.1     Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitation, restrictions and conditions, if any, in addition to or in variation of those set forth in section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option or the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited, with the discretion in the Board to modify or rescind such restrictions in the event of certain corporate developments including but not limited to a take over bid, reorganization, merger, change in capital or amalgamation. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2     Option Price

The Board shall establish the option exercise price at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on The Toronto Stock Exchange immediately preceding the date of grant.

2.3     Exercise of Options

(a) Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.

(b) Options granted to an officer, employee, Consultant or Dependent Contractor will vest annually, at the end of each 12 month period commencing from the date of grant of the Option, as to 20,000 Common Shares or 20% of the number of Common Shares which may be purchased under such Eligible Person's Option, whichever is greater.

(c) Options granted to a director who is not an officer, employee, Consultant or Dependent Contractor will vest immediately upon grant as to 20% of the number of Common Shares which may be purchased under such director's Option and thereafter as to 20% on each anniversary of the date of grant.

(d) An Option may be exercised only by the Participant or the Personal Representative of any Participant. An Option may be exercised, in whole or in part (subject to any applicable exercise restrictions), at any time or from time to time up to 4:00 p.m. (Vancouver time) on its expiry date by delivering to the Administrator an Exercise Notice, the applicable Certificate and a cheque or bank draft payable to the Corporation in an amount equal to the aggregate exercise price of the Shares to be purchased pursuant to the exercise of the Option.

(e) As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Participant a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Certificate surrendered, the Administrator shall forward a new Certificate to the Participant concurrently with delivery of the aforesaid share certificate for the balance of the Shares available under the Option.

(f) Subject to section 2.3(f)(ii), Options shall not be transferable or assignable, in whole or in part.

(g)     Subject to section 2.3(a) and except as otherwise determined by the
        Board:

        (i) if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

        (ii) if a Participant dies while an Eligible Person, the legal representative of the Participant may exercise the Participant's Options within twelve months after the date of the Participant's death, but only to the extent the Options were by their terms exercisable on the date of death.

2.4     Incorporation of Terms of Stock Option Plan

Subject to specific variations approved by the Board, all terms and conditions set out herein will be deemed to be incorporated into and form part of each Option granted under this Stock Option Plan.

2.5     Merger of Amended 1998 Incentive Stock Option Plan

Upon receipt of shareholder and regulatory approval to this Plan, the Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be merged herein, such that all options outstanding under the Amended 1998 Incentive Stock Option Plan of the Corporation shall be deemed to be outstanding under the Plan to the same extent as if they were originally granted hereunder, and shall be governed hereby and entitled to all of the benefits and obligations herein.

                                       SCHEDULE "A"


                              NORTRAN PHARMACEUTICALS INC.
                                 2001 STOCK OPTION PLAN
                                    OPTION CERTIFICATE
                                    ------------------

This Certificate is issued pursuant to the provisions of the Nortran Pharmaceutical Inc. (the "Corporation") 2001 Stock Option Plan (the "Plan") and
evidences that                    is the holder of an option (the "Option") to
              --------------------
purchase up to                  common shares (the "Shares") in the capital
              ------------------
stock of the Corporation at a purchase price of $                 per Share.
                                                 ----------------
Subject to the provisions of the Plan, the expiry date of this Option is
                      (the "Expiry Date").
----------------------

Other Restrictions
------------------

The Option will vest as follows:

           immediately upon grant, allowing the holder of the Option to purchase
----------
up to Shares at the specified purchase price;

     % on the first anniversary of the date of grant, allowing the holder of the
-----
Option to purchase                Shares at the specified purchase price;
                  ----------------

     % on the second anniversary of the date of grant, allowing the holder of
-----
the Option to purchase            Shares at the specified purchase price;
                      ------------

     % on the third anniversary of the date of grant, allowing the holder of the
-----
Option to purchase             Shares at the specified purchase price; and
                  -------------

     % on the fourth anniversary of the date of grant, allowing the holder of
-----
the Option to purchase             Shares at the specified purchase price.
                      -------------

Other than as disclosed above, this Option may be exercised at any time up to 4:00 p.m. (Vancouver time) on the Expiry Date, by delivering to the Administrator of the plan an Exercise Notice, in the form provided in the plan, together with this Certificate and a cheque or bank draft payable to Nortran Pharmaceuticals Inc. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Corporation shall prevail.

DATED:
      ---------------------------------------

NORTRAN PHARMACEUTICALS INC.

Per:
      ---------------------------------------
      (authorized signatory)

                                       SCHEDULE "B"


                                     EXERCISE NOTICE
                                     ---------------

To:     The Administrator, Stock Option Plan
        Nortran Pharmaceuticals Inc.
        3650 Wesbrook Mall
        Vancouver, B.C.  V6S 2L2

The undersigned hereby irrevocably gives notice, pursuant to the Nortran Pharmaceuticals Inc. (the "Corporation") 2001 Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for (cross out applicable item):

(a)     all of the Shares; or

(b)      of the Shares which may be purchased under the Option.

Calculation of total Exercise Price:

     (i)     number of Shares to be acquired on exercise:                Shares
                                                          --------------

     (ii)     times the exercise price per Share:$
                                                  -----------------

     TOTAL EXERCISE PRICE, enclosed herewith:$
                                               --------------------


The undersigned tenders herewith a cheque or bank draft (circle one) in the amount of $ payable to Nortran Pharmaceuticals Inc. in an amount equal to the total exercise price for the Shares being purchased, as calculated above, and directs the Corporation to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:


                                         ---------------------------------------

                                         ---------------------------------------

                                         ---------------------------------------


DATED the        day of                    ,          .
         -------        -------------------  ---------

---------------------------------      ---------------------------------
Signature of Witness                   Signature of Participant

---------------------------------      ---------------------------------
Name of Witness (please print)         Name of Participant (please print)