Form 20-F/A
period 2000-11-30
NORTRAN PHARMACEUTICALS INC
filed 2001-06-04
CIK 1036141

                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 FORM 20-F/A-1

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

FINANCING AGREEMENT

The Company has entered into the following agreements pursuant to recent financings:

1. Warrant Indenture dated April 14, 2000 between the Company and Pacific Corporate Trust Company, and Subsequent Supplemental Indenture dated June 15, 2000.

2. Investment Agreement dated May 24, 2000 between the Company and FutureFund Capital (VCC) Corp.

EMPLOYMENT AGREEMENTS

The Company has entered into the following material employment agreements:

1. Employment Agreement dated March 19, 1998, and subsequent Amendment Agreement effective January 1, 2001, between the Company and Robert W. Rieder, President and CEO, pursuant to which the Company has agreed to pay Mr. Rieder a salary of $245,000 per year.

2. Employment Agreement dated November 24, 1998 between the Company and Gregory N. Beatch, Vice-President, Research, pursuant to which the Company has agreed to pay Dr. Beatch a salary of $140,000 per year.

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
4.6     Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
4.7     Agreement dated November 17, 1998 with Astra H ssle AB (10)
4.8     Agreement dated October 16, 2000 with AstraZeneca (10)
4.9     Form of 2001 share option plan
4.10 Warrant Indenture dated April 14, 2000 with Pacific Corporate Trust Company, and subsequent Supplemental Indenture dated June 15, 2000
4.11    Investment Agreement dated May 24, 2000 with FutureFund Capital (VCC)
        Corp.
4.12 Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Rieder
4.13    Employment Agreement dated November 24, 1998 with Dr. Beatch

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

/s/ Robert W. Rieder
----------------------------------------------------
Robert W. Rieder
President and Chief Executive Officer


Date:     May 29, 2001

                                      EXHIBIT LIST
================================================================================


Exhibit                                                           Sequentially
Number          Name of Exhibit                                   Numbered Page


1.1     Memorandum and Articles of the Company(1)
2.1     Warrant dated November 10, 1997 issued to the Chemical
        Company of Malaysia Berhad (2)
4.1     License agreement dated November 15, 1997 with Bridge
        Pharma Inc. (3)
4.2     License agreement dated March 29, 1996 with the University of British Columbia(4)
4.3     Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.4     Agreement dated November 19, 1997 with Drs. MacLeod and
        Quastel(6)
4.5     Form of 1998 share option plan  (7)
4.6     Agreement dated May 6, 1998 with F. Hoffmann-La Roche Ltd. (9)
4.7     Agreement dated November 17, 1998 with Astra H ssle AB (10)
4.8     Agreement dated October 16, 2000 with AstraZeneca (10)                87
4.9     Form of 2001 share option plan                                       113
4.10    Warrant Indenture dated April 14, 2000 with Pacific Corporat
        Trust                                                                123
4.11    Investment Agreement dated May 24, 2000 with FutureFund
        Capital (VCC) Corp.                                                  172
4.12    Employment Agreement dated March 19, 1998 and subsequent
        Amendment                                                            211
4.13    Employment Agreement dated November 24, 1998 with Dr. Beatch         223

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


The undersigned tenders herewith a cheque or bank draft (circle one) in the amount of $ payable to Nortran Pharmaceuticals Inc. in an amount equal to the total exercise price for the Shares being purchased, as calculated above, and directs the Corporation to issue the share certificate evidencing the Shares in the name of the undersigned to be mailed to the undersigned at the following address:


                                         ---------------------------------------

                                         ---------------------------------------

                                         ---------------------------------------


DATED the        day of                    ,          .
         -------        -------------------  ---------

---------------------------------      ---------------------------------
Signature of Witness                   Signature of Participant

---------------------------------      ---------------------------------
Name of Witness (please print)         Name of Participant (please print)

                           NORTRAN PHARMACEUTICALS INC.

                                  Warrant Indenture

                              Made as of April 14, 2000













                          CATALYST CORPORATE FINANCE LAWYERS

                                  WARRANT INDENTURE
                                  -----------------

THIS WARRANT INDENTURE made as of April 14, 2000,

BETWEEN:

          NORTRAN PHARMACEUTICALS INC., a company incorporated pursuant to the laws of British Columbia and having an office at 3650 Wesbrook Mall, Vancouver, British
          Columbia V6S 2L2

          (the "Company")

                                                              OF THE FIRST PART

AND:

          PACIFIC CORPORATE TRUST COMPANY, a trust company
          -------------------------------
          incorporated pursuant to the laws of British Columbia and having an office at 830 - 625 Howe Street ,
          Vancouver, British Columbia  V6C 3B8

          (the "Trustee")

                                                              OF THE SECOND PART


          WHEREAS the Company has created and proposes to issue Warrants to be constituted and issued in the manner herein set forth;

          AND WHEREAS the Company, under the laws relating thereto, is authorized to issue the Warrants;

          AND WHEREAS the Company represents to the Trustee that all necessary resolutions of the directors of the Company have been or will be duly enacted, passed or confirmed and all other proceedings taken and conditions complied with to authorize the execution, issue and delivery of the Warrants and to make the same legal, valid and binding on the Company in accordance with the laws relating to the Company and to approve and confirm the terms and conditions of this Indenture;

          AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

          AND WHEREAS the Trustee has been appointed and agreed to act as trustee on behalf of the Warrantholders on the terms and conditions set forth herein.

          NOW THEREFORE THIS INDENTURE WITNESSES THAT, in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.     INTERPRETATION

1.1     Definitions
        -----------

        In this Indenture and the Warrant Certificate (unless there is something in the subject matter or context inconsistent therewith):

        (a) "Agents" means Dlouhy Investments Inc., Goepel McDermid Inc. and HSBC Securities (Canada) Inc.;

        (b) "Agency Agreement" means the agency agreement dated April 14, 2000 between the Company and the Agents relating to the offering of the Special Warrants;

        (c) "Applicable Legislation" means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

        (d) "Clearance Date" means the date on which a receipt for the Prospectus is issued by the last of the Commissions;

        (e) "Commissions" means the British Columbia, Alberta and Ontario Securities Commission and the Registrar of Securities, Yukon;

        (f) "Common Share" means a fully paid and non-assessable common share without par value in the capital of the Company as such capital is presently constituted;

        (g) "Company's auditors" means the firm of accountants appointed by the shareholders of the Company and serving as the auditors of the Company at the relevant time;

        (h) "Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during any 10 consecutive Trading Days selected by the Company, commencing not more than 20 Trading Days and not more than five days before such date, on the Canadian Venture Exchange, or, if the Common Shares are not listed thereon, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors. The weighted average price per share shall be determined by dividing the aggregate sale price of all such shares sold on the aforementioned exchange or market, as the case may be, during the aforementioned 10 consecutive Trading Days by the total number of such shares so sold;

        (i) "Designated Provinces" means the Provinces of British Columbia, Alberta and Ontario and the Yukon;

        (j) "director" means a director of the Company for the time being and reference to without more action by the directors means action by the directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

        (k) "Dividends paid in the Ordinary Course" means such dividends payable in cash (or in securities, property or assets of equivalent value) declared payable on a Common Share in any fiscal year of the Company to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

             (i) 100% of the aggregate amount or value of the dividends declared payable by the Company on the Common Shares in the period of 12 consecutive months ended immediately prior to the first day of such fiscal year; and

             (ii) 50% of the consolidated net earnings of the Company, before extraordinary items and after dividends paid on any and all preferred shares of the Company (if any) for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be as shown in the audited consolidated financial statements of the Company for such 12 month period or, if there are no audited financial statements in respect of such period, computed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Company);

             and for such purposes the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividends as determined by the directors;

        (l) "Exercise Price" means a price of CDN$1.60 per Warrant Share which is the consideration required from a Warrantholder to the Company upon the Warrantholder exchanging its Warrant(s) for Warrant Share(s);

        (m)  "Expiry Date" means April 14, 2002;

        (n)  "Expiry Time" means 4:00 p.m. (Vancouver time) on the Expiry Date;

        (o) "Indenture", "herein", "hereto, "hereunder", "hereof", "hereby" and similar expressions mean or refer to this Indenture and not to any particular Article, Section, Subsection, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section", "Subsection" and "paragraph" followed by a number mean and refer to the specified Article, Section, Subsection or paragraph of this Indenture;

        (p) "Prospectus" means a final prospectus of the Company filed with the Commissions by the Company which qualifies the issuance of the Units pursuant to the exercise of the Special Warrants;

        (q) "Share" means a previously unissued Common Share comprised in a Unit and issued to a Special Warrantholder upon exercise of a Special Warrant;

        (r) "Special Warrant" means a Special Warrant created by the Company and issued for a purchase price of $1.40 each and entitling the holder thereof to acquire a Unit consisting of one Share and one-half of one Warrant upon exercise, having the terms and conditions described in the Special Warrant Indenture;

        (s) "Special Warrant Indenture" means that certain special warrant indenture made as of April 14, 2000 between the Company and the Trustee pursuant to which the Special Warrants are to be issued;

        (t) "Special Warrantholder" means the registered holder of an outstanding Special Warrant;

        (u) "Subsidiary of the Company" means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

        (v) "Trading Days" means any day on which the facilities of the Canadian Venture Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed are open for trading;

        (w) "Trustee" means the Company's registrar and transfer agent, Pacific Corporate Trust Company, having an office at 830 - 625 Howe Street, Vancouver, British Columbia V6C 3B8;

        (x) "Unit" means one Share and one-half of one Warrant, issued on exercise of each Special Warrant, subject to adjustment in accordance with the provisions of the Special Warrant Indenture;

        (y) "U.S. Person" and "United States" have the meanings ascribed thereto in Regulation "S" under the United States Securities Act of 1933, as amended, as set out on Schedule "B";

        (z) "Warrant" means a non-transferable, except in accordance with this Indenture, share purchase warrant, which entitles the holder to purchase one Warrant Share at a price of $1.60 per Warrant Share at any time on or before 4:00 p.m. (Vancouver time) on the Expiry Date and having the terms and conditions described in this Indenture;

        (aa) "Warrant Certificate" means a certificate evidencing one or more Warrants issuable on exercise of one or more Special Warrants, substantially in the form attached hereto as Schedule "A";

        (bb) "Warrant Share" means a previously unissued Common Share issued pursuant to the exercise of a Warrant; and

        (cc) "Warrantholder" means the registered holder of an outstanding Warrant.

1.2     Headings
        --------

        The division of this Indenture into Articles, Sections, Subsections or other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.3     Gender
        ------

        Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4     Weekends and Holidays
        ---------------------

        If the date for the taking of any action under this Indenture expires on a Saturday, Sunday or a legal holiday in the Province of British Columbia, such action may be taken on the next succeeding business day with the same force and effect as if taken within the period for the taking of such action.

1.5     Meaning of "Outstanding"
        ------------------------

        Every Warrant represented by a Warrant Certificate countersigned by the Trustee and delivered to the holder is deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation. Where a new Warrant Certificate has been issued pursuant to Section 2.6 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstand-ing. A Warrant Certificate that has been partially exercised will be deemed to be outstanding only to the extent of the unexercised part of the Warrants.

1.6     Time
        ----

        Time is of the essence hereof and of the Warrant Certificate.

1.7      Applicable Law
         --------------

        This Indenture and the Warrant Certificates are subject to and construed in accordance with the laws of the Province of British Columbia.

1.8     Currency
        --------

        All references to currency herein are to Canadian dollars unless otherwise indicated.

2.     ISSUE AND PURCHASE OF WARRANTS

2.1     Creation, Form and Terms of Warrants
        ------------------------------------

        (a) The Company hereby creates and authorizes for issuance up to 2,857,143 Warrants entitling Warrantholders to acquire, upon payment of the Exercise Price and subject to adjustment, one Warrant Share for each whole Warrant.

        (b) Subject to the provisions hereof and to the adjustment provisions contained in the Special Warrant Indenture, the Warrants issued under this Indenture are limited in the aggregate to 2,857,143 Warrants and two Warrants entitle the holder thereof to acquire, upon payment of the consideration of the Exercise Price, one Warrant Share, provided that the number of Warrant Shares receivable on exercise of a Warrant is subject to increase or decrease so as to give effect to the adjustments required by
             Article 4.

        (c) The Warrants will be issued in registered form and the Warrant Certificates are substantially in the form set out or referred to in Schedule "A" hereto with, subject to the provisions of this Indenture, such additions, variations, or omissions as may from time to time be agreed upon between the Company and the Warrantholders and are numbered in such manner as the Company may prescribe. All Warrants are, save as to denominations, of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, or partly in one form and partly in another, as the Company may determine. No change in the form of the Warrant Certificates is required by reason of any adjustment made pursuant to Article 4 hereof in the number of Warrant Shares which may be acquired pursuant to the exercise of the Warrants.

2.2     Non-Transferability and Ownership of Warrants
        ---------------------------------------------

        (a) The Company shall cause the Trustee to keep at its Vancouver office set forth in Section 1.1 a register in which the Trustee shall enter the names and addresses of the Warrantholders and particulars of the Warrants held by them. The Trustee shall cause the register to be open at all reasonable times for inspection by the Company, the Agents and any Warrantholder.

        (b) Except as otherwise set forth in this Section 2.2, the Warrants are not transferable and except as may be permitted by the Canadian Venture Exchange and as may be permissible in accordance with applicable securities laws. Any permissible transfer shall be conducted in accordance with transfer procedures established by the Company and the Trustee from time to time and will be subject to the acceptance of the Canadian Venture Exchange.

             A person who furnishes evidence that he is, to the reasonable satisfaction of the Trustee:

             (i) the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

             (ii) a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person;

             (iii) a liquidator or, or a trustee in bankruptcy for, a Warrantholder;

             may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Trustee (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Trustee may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders. After receiving the surrendered Warrant Certificate and upon the person surrendering the Warrant Certificate, meeting the requirements as hereinbefore set forth, the Trustee shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Company. Forthwith after receiving written notice from the Trustee as aforesaid the Company shall, in accordance with the provisions of Section 2.6 hereof, cause a new Warrant Certificate to be issued and sent to the new holder and the Trustee shall alter its register of holders accordingly.

        (c) The Company and the Trustee will deem and treat the holder of any Warrant as the beneficial owner thereof for all purposes and neither the Company nor the Trustee shall be affected by any notice to the contrary.

        (d) Subject to the provisions of this Indenture and applicable law, the Warrantholder shall be entitled to the rights and privileges attaching to the Warrants, and the issue of the Warrant Shares by the Company upon exercise of the Warrants by the Warrantholder in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Company and the Trustee with respect to such Warrants and neither the Company nor the Trustee shall be bound to inquire into the title of any such Warrantholder.

2.3     Warrantholders Not Shareholders
        -------------------------------

        A Warrantholder is not deemed or regarded as a shareholder of the Company nor is such Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and in the Warrant Certificates.

2.4     Signing of Warrants
        -------------------

        Any one director or officer of the Company shall sign the Warrant Certificates either manually or by facsimile signature. A facsimile signature upon any Warrant Certificate is for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Warrant Certificate is not a director or officer of the Company at the date of this Indenture or at the date of the countersigning and delivery of such Warrant Certificate, such fact does not affect in any way the validity of the Warrants or the entitlement of the Warrantholder to the benefits of this Indenture or of the Warrant Certificate.

2.5     Countersigning
        --------------

        No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Warrant Certificate has been countersigned by the Trustee and such certification by the Trustee upon any Warrant Certificate will be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof. The countersignature by or on behalf of the Trustee on any Warrant Certificate is not construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Warrants or as to the performance by the Company of its obligations under this Indenture and the Trustee is in no way liable or answerable for the use made of the Warrants. The countersignature of the Trustee is, however, a representation and warranty of the Trustee that the Warrant Certificate has been duly countersigned by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.6     Loss, Mutilation, Destruction or Theft of Warrants
        --------------------------------------------------

        In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Company, in its discretion, may issue and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

        The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Company in its discretion. The Company may require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Trustee in their discretion, and the applicant shall pay the reasonable charges of the Company and the Trustee in connection therewith.

2.7     Exchange of Warrants
        --------------------

        A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Trustee at the office set forth in Section 1.1, exchange his Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares as it was entitled under the Warrant Certificates so surrendered, in which case the Trustee may make a charge sufficient to reimburse it for any government fees or charges required to be paid and an additional reasonable charge for every Warrant Certificate issued upon exchange. The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Company shall sign and the Trustee shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.

2.8     Purchase of Warrants for Cancellation
        -------------------------------------

        Subject to applicable law, the Company may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise on such terms as the Company may determine. Any Warrants purchased hereunder by the Company shall be delivered to and cancelled by the Trustee immediately following such purchase and no Warrants shall be issued in substitution thereof.

2.9     Recognition of Registered Holder
        --------------------------------

        The Company and the Trustee may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company and the Trustee shall not be affected by any notice or knowledge to the contrary except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction. A Warrantholder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Warrantholder of Common Shares upon the exercise thereof shall be a good discharge to the Company and the Trustee for the same and neither the Company nor the Trustee shall be bound to inquire into the title of any such holder except where the Company or the Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

3.     COVENANTS OF THE COMPANY

       The Company represents, warrants, covenants and agrees with the Trustee for the benefit of the Trustee and the Warrantholders as follows:

3.1     To Issue Warrants and Reserve Warrant Shares
        --------------------------------------------

        That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned by the Trustee will be valid and enforceable against the Company and that, subject to the provisions of this Indenture, the Company shall cause the Warrant Shares from time to time acquired pursuant to the exercise of Warrants to be duly issued, upon payment of the Exercise Price, to the Warrantholders. At all times while any of the Warrants are outstanding, the Company shall reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Company to meet its obligation to issue Warrant Shares in respect of the exercise of all Warrants outstanding from time to time. All Warrant Shares acquired pursuant to the exercise of the Warrants shall be fully paid and non-assessable.

3.2     To Execute Further Assurances
        -----------------------------

        That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3     To Carry On Business
        --------------------

        That subject to the express provisions hereof, it shall carry on and conduct and shall cause to be carried on and conducted its business in the same manner as heretofore carried on and conducted and in accordance with industry standards and good business practice, provided, however, that the Company or any Subsidiary of the Company may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it would be advisable and in the best interests of the Company or any Subsidiary of the Company to do so; and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent the amalgamation, consolidation, merger, sale, winding-up or liquidation of the Company or any Subsidiary of the Company or the abandonment of any rights and franchises of the Company or any Subsidiary of the Company if, in the opinion of the directors or officers of the Company or any Subsidiary of the Company, as the case may be, it is advisable and in the best interest of the Company or of such Subsidiary of the Company to do so.

3.4     Reporting Issuer
        ----------------

        That the Company is presently a reporting issuer not in default in the Provinces of British Columbia, Ontario and Quebec and will use its best efforts to maintain its status as a reporting issuer not in default in the Provinces of British Columbia, Ontario and Quebec and in each other province in which the Company becomes a reporting issuer following the date hereof, until the Expiry Date. The Company will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Warrant Shares pursuant to the exercise of Warrants.

3.5     Securities Qualification Requirements
        -------------------------------------

        If any instrument is required to be filed with or any permission is required to be obtained from any securities regulatory authority or any other step is required under any federal or provincial law of a Designated Province before any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant, the Company covenants that it shall use its best efforts to take all such action, at its expense, as is required or appropriate in the circumstances.

3.6

        That the Company will use its best efforts to maintain the listing of the Common Shares which are outstanding on the Canadian Venture Exchange and to ensure that the Warrant Shares will be listed and posted for trading on such exchange simultaneously with or as soon as possible following their issue.

3.7

        That the Company will send to each Warrantholder copies of all financial statements and other materials furnished to holders of Common Shares after the date of this Indenture.

3.8

        That the Company will not, directly or indirectly, pay or give any commission or other remuneration to any person in connection with the exchange or deemed exchange of any Warrants.

3.9

        That the Company will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this indenture and the Agency Agreement.

3.10    Trustee's Remuneration and Expenses
        -----------------------------------

        The Company will pay to the Trustee from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Company and the Trustee and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under the trusts hereof will be finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence or wilful misconduct of the Trustee or of persons for whom the Trustee is responsible.

3.11    Trustee May Perform Covenant
        ----------------------------

        If the Company fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but need not, notify the Warrantholders of such failure or itself may perform any of the covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purpose, but will be under no obligation to so do; and all sums so expended or advanced will be repayable by the Company in the manner provided in Section 3.10 but no such performance or payment will be deemed to relieve the Company from any default hereunder.

3.12    Notice to Warrantholders of Certain Events
        ------------------------------------------

        The Company covenants with the Trustee for the benefit of the Trustee and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

        (a) pay any dividend payable in shares of any class to the holders of its Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Shares;

        (b) offer to the holders of its Shares rights to subscribe for or to purchase any Shares or shares of any class or any other securities, rights, warrants or options;

        (c) make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of Shares;

        (d) amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

        (e) effect any subdivision, consolidation or reclassification of its Shares; or

        (f)  liquidate, dissolve or wind-up,

unless, in each such case, the Company will have given notice, in the manner specified in section 9.2, to each Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Company will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Company will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in subsections (a), (b), (c), (d),
(e) and (f) above not less than 20 days prior to the record date or the date on which the Company's transfer books are to be closed with respect thereto.

3.13    Closure of Share Transfer Books
        -------------------------------

        The Company further covenants and agrees that it will not during the period of any notice given under section 3.12 close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this section 3.13 will be deemed to affect the right of the Company to do or take part in any of the things referred to in section 3.12 or to pay cash dividends on the shares of any class or classes in its capital from time to time outstanding.

4.     ADJUSTMENT OF NUMBER OF WARRANT SHARES

4.1     Adjustment of Number of Warrant Shares
        --------------------------------------

        The rights to acquire Warrant Shares in effect at any date attaching to the Warrants are subject to adjustment from time to time as follows:

        (a) if and whenever at any time from the date hereof and prior to the Expiry Time, the Company:

             (i) subdivides, redivides or changes its outstanding Common Shares into a greater number of shares;

             (ii) consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

             (iii) issues Common Shares or securities exchangeable or convertible to Common Shares ("convertible securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or convertible securities to such holders as Dividends paid in the Ordinary Course), any of such events in these clauses (i), (ii) and (iii) being called a "Common Share Reorganization", the number of Warrant Shares obtainable under each Warrant is adjusted immediately after the effective date of the subdivision or consolidation or on the record date for the issue of Common Shares or convertible securities by way of stock dividend, by multiplying the number of Warrant Shares previously obtainable on the exercise of a Warrant by the fraction of which:

                    (A) the numerator is the total number of Common Shares
                        outstanding immediately after such effective or record date, or, in the case of the issuance of exchangeable or convertible securities, the total number of Common Shares outstanding immediately after such date plus the total number of Common Shares issuable upon conversion or exchange of such convertible securities; and

                    (B) the denominator is the total number of Common Shares
                        outstanding immediately prior to the applicable effective or record date or such Common Share Reorganization;

             and the Company and Trustee, upon receipt of notice pursuant to
             Section 4.3, shall make such adjustment successively whenever any event referred to in this Subsection 4.1 (a) occurs and any such issue of Common Shares or convertible securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Subsection 4.1(a). To the extent that any convertible securities are not converted into or exchanged for Common Shares, the number of Warrant Shares obtainable under each Warrant shall be readjusted to the number of Warrant Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such convertible securities;

        (b) if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the number of Warrant Share obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

             (i) the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

             (ii)   the denominator of which shall be the aggregate of:

                    (A) the number of Common Shares outstanding as of the record date for the Rights Offering, and

                    (B) a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

        (c) if and whenever at any time from the date hereof and prior to the Expiry Time the Company shall issue or distribute to all or to substantially all the holders of the Common Shares:

             (i) securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidences of its indebtedness, or

             (ii)   any property or other assets,

             and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

             (iii) the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

             (iv)   the denominator of which shall be:

                    (A) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

                    (B) the excess, if any, of (1) the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (2) the fair market value of the consideration received therefor by the Company from the holders of the Common Shares, as determined by action by the directors (whose determination shall be conclusive);

        (d) if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a capital reorganization of the Company other than as described in Subsection 4.1(a) or the triggering of a shareholders' rights plan or a consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety, every Warrantholder is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Warrant Shares obtainable under the Warrants to which it was previously entitled, the kind and number of Warrant Shares or other securities or property of the Company that the Warrantholder would have been entitled to receive on such reclassification, capital reorganization, consolidation, arrangement, amalgamation, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares obtainable upon the exercise of Warrants then held, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this
             Section 4.1. The Company shall not carry into effect any action requiring an adjustment pursuant to this Subsection 4.1(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of Warrant Shares, other securities or property. The Company, its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance, enter into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Company pursuant to the provisions of this Subsection 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Company, any successor to the Company or any purchasing body corporate, partnership, trust or other entity and the Trustee must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

        (e) where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be for an event referred to herein, the Company may defer, until the occurrence of that event, issuing to the Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event. If the Company relies on this Subsection 4.1(e) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Warrantholder, the Warrantholder has the right to receive any distributions made on the adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Warrantholder would but for the provisions of this Subsection 4.1(e), have become the holder of record of the adjusted number of Warrant Shares, other securities or property pursuant to Section 4.2 or 4.3;

        (f) the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term "Warrant Share" where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Warrant Shares Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant;

        (g) all shares of any class which a Warrantholder is at the time in question entitled to receive on the full exercise of his Warrant, whether or not as a result of adjustments made pursuant to this
             Section 4.1 are, for the purposes of the interpretation of this Indenture, deemed to be securities which that Warrantholder is entitled to acquire pursuant the exercise of a Warrant;

        (h) in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Company's auditors who shall have access to all necessary records of the Company, and a determination by the Company's auditors is binding upon the Company, the Trustee, all Warrantholders and all other persons interested therein;

        (i) no adjustment in the number of Warrant Shares obtainable upon exercise of Warrants shall be made in respect of any event described in Section 4.1, other than the events referred to in clauses (i) and (ii) of subsection (1) thereof, if the Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event;

        (j) in the event that the Company after the date of issue of the Warrants shall take any action affecting the Warrant Shares, other than action described in Section 4.1, which in the opinion of the directors of the Company would materially affect the rights of Warrantholders, the number of Warrant Shares obtainable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the directors, in their sole discretion as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the directors so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Warrant Shares shall be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances;

        (k) if the Company shall set a record date to determine the holders of the Warrants for the purpose of entitling them to receive any dividend or distribution or any subscription or exercise rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or exercise rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or exercise rights, then no adjustment in the number of Warrant Shares obtainable upon exercise of any Warrant shall be required by reason of the setting of such record date;

        (l) in the absence of a resolution of the directors fixing a record date for a Special Distribution or Rights Offering, the Company shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected; and

        (m) as a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the number or class of shares or other securities which are to be received upon the exercise thereof, the Company shall take any corporate action which may, in the opinion of counsel to the Company, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions thereof.

4.2     Proceedings Prior to any Action Requiring Adjustment
        ----------------------------------------------------

        As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Warrants, including the number of Warrant Shares obtainable upon the exercise thereof, the Company shall take any corporate action which may in its opinion be necessary in order that the Company or any successor to the Company has unissued and reserved Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of the Warrants in accordance with the provisions hereof.

4.3     Certificate of Adjustment
        -------------------------

        The Company shall from time to time immediately after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a notice to the Warrantholders and the Trustee specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.4     No Action After Notice
        ----------------------

        The Company covenants with the Trustee that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising rights of acquisition pursuant thereto during the period of 14 days after giving of the notice set forth in
Section 4.3 hereof.

4.5     Protection of Trustee
        ---------------------

        Subject to Section 8.2, the Trustee:

        (a) is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

        (b) is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

        (c) is not responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this
             Article 4; and

        (d) shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company.

5.     EXERCISE AND EXPIRATION OF WARRANTS

5.1     Exercise of Warrants
        --------------------

        A Warrantholder may, at any time before the Expiry Time, exercise all or any number of the Warrants which remain outstanding and are then held by the Warrantholder, by surrendering to the Trustee the Warrant Certificate or certificates representing the number of Warrants to be exercised, together with a duly completed and executed exercise form(s) in the form attached to the Warrant Certificate(s) and cash or certified bank draft in lawful money of Canada payable to or to the order of the Company or the Trustee at par in the City of Vancouver in an amount equal to the Exercise Price in respect of each Warrant Share subscribed for. Any voluntary exercise is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and is further subject to the Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Company or the Trustee, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Warrants pursuant to this Section 5.1, there remain restrictions on resale under applicable securities legislation on the Warrant Shares so acquired, the Company, may, if required on the advice of counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions. Upon the voluntary exercise of Warrants pursuant to this Section 5.1, the Trustee shall promptly thereafter mail or deliver certificates for the Warrant Shares issued upon the voluntary exercise of the Warrants, registered in the name of the Warrantholder so exercising, to the address of the Warrantholder specified in the register for Warrants.

        The exercise form attached to the Warrant Certificates shall not be deemed to be duly completed if the name and mailing address of the holder do not appear legibly on such exercise form and such exercise form is not signed by the holder, his executors, administrators, other legal representatives or such holder's attorney duly appointed.

        If any of the Warrant Shares in respect of which the Warrants are exercised are to be issued to a person or persons other than the Warrantholder in accordance with the provisions of Section 2.2 hereof, the Warrantholder shall pay to the Trustee all requisite stamp or security transfer taxes or other governmental charges eligible in connection with the issue of such Warrant Shares to such other person or persons or shall establish to the satisfaction of the Trustee that such taxes and charges have been paid.

5.2     Effect of Exercise of Warrants
        ------------------------------

        Upon the exercise and payment by the holder of the Warrants as provided in either Section 5.1, the Warrant Shares shall be deemed to have been issued and each Warrantholder is, at that time, deemed to have become the holder or holders of record of the Warrant Shares comprised therein, in respect of which the Warrants are exercised or are deemed to have been exercised. Subject to Subsection 4.1(c), the Warrant Shares issued upon the valid exercise of Warrants are only entitled to dividends declared in favour of shareholders of record on and after the date of exercise from which date such Warrant Shares are for all purposes and are deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

5.3     Partial Exercise of Warrants
        ----------------------------

        This Warrant is exercisable or exchangeable, as the case may be, at any time and from time to time prior to the Expiry Date, upon surrender and, where applicable, payment in the manner and at the place hereinabove provided for. In the event that the holder exercises or exchanges the Warrant at any time only in part, the holder shall be entitled to exercise or exchange the remaining part of the Warrant, in whole or in part, subsequently to purchase or acquire in the aggregate the maximum number of Common Shares which may be acquired on the exercise or exchange of the Warrant until the Expiry Date.

5.4     Expiration of Warrants
        ----------------------

        After the Expiry Time, all rights under any Warrants in respect of which the right of exercise herein and therein provided for shall not theretofore have been exercised in accordance herewith and therewith shall wholly cease and terminate and such Warrant shall be void and have no effect.

5.5     Fractions of Shares
        -------------------

        (a) Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant Share(s) which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares;

        (b) If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares.

5.6     Accounting and Recording
        ------------------------

        The Trustee shall promptly notify the Company with respect to Warrants exercised. The Trustee shall record the particulars of the Warrants exercised or retracted which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three business days of the exercise of each Warrant pursuant to Section 5.1, the Trustee shall provide those particulars in writing to the Company.

        The Trustee shall promptly account to the Company with respect to the Warrants exercised and shall forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose) all monies received on the purchase of the Warrant Shares through the exercise of the Warrants. All such monies, and any securities or other instruments from time to time received by the Trustee, shall be received in trust for the corporation.

5.7     Issuance of Warrant Shares
        --------------------------

        All certificates for Warrant Shares issued to any person who the Trustee has reasonable grounds to believe is in the United States or is a U.S. Person or acting on behalf or for the account of a U.S. Person or a person in the United States will have the following legend endorsed thereon:

        "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SHARES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (a) TO THE COMPANY, (b) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (c) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR
        (d) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA; A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE

        OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY AND ITS REGISTRAR AND TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

5.8     Securities Restrictions
        -----------------------

        Notwithstanding anything herein contained, Warrant Shares will only be issued upon exercise of any Warrants in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Warrants are exercised pursuant to and in accordance with the provisions of Section 5.1 prior to the issuance of a receipt for the Prospectus by the Commissions, the certificates representing the Warrant Shares thereby issued will bear such legend as may, in the opinion of counsel to the Company, acting reasonably, be necessary in order to avoid a violation of any securities laws of any province in Canada or to comply with the requirements of any stock exchange on which the Warrant Shares are listed, provided that if, at any time, in the opinion of counsel to the Company, such legends are no longer necessary in order to avoid violation of any such laws, or the holder of any such legended Warrant Share Certificate, at the holders' expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such holder is entitled to sell or otherwise transfer such Warrant Shares in a transaction in which such legends are not required, such legended Warrant Share Certificate may thereafter be surrendered to the Trustee in exchange for a certificate which does not bear such legend.

6.     MEETINGS OF WARRANTHOLDERS

6.1     Definitions
        -----------

        In this Article 6 or otherwise in this Indenture:

        (a)  "Adjourned Meeting" means a meeting adjourned in accordance with
             Section 6.8;

        (b) "Extraordinary Resolution" means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

        (c)  "Meeting" means a meeting of the Warrantholders.

6.2     Convening Meetings
        ------------------

        The Trustee or the Company may convene a Meeting at any time at the expense of the Company. Upon receipt of a written requisition signed in one or more counterparts by Warrantholders holding not less than 10% of the Warrants outstanding, the Trustee or the Company shall convene a Meeting, provided that adequate provision has been made by the Company or the Warrantholders for the costs of convening and holding a Meeting. If the Trustee or the Company fails to convene the Meeting within 15 business days after being duly requisitioned to do so, the Warrantholders holding not less than 10% of the Warrants outstanding may themselves convene a Meeting the notice for which must be signed by a person that those Warrantholders specify, provided that the Trustee and Company receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3     Place of Meeting
        ----------------

        Every Meeting must be held in Vancouver, British Columbia or at such other place that the Trustee and Company approve.

6.4     Notice
        ------

        The Trustee or the Company, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Trustee (unless the meeting has been called by the Trustee) and the Company (unless the meeting has been called by the Company) in the manner specified in Article 9 at least 25 days before the date of the Meeting. The Trustee shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least 7 days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting and shall contain such information as is reasonably necessary to enable the Warrantholder to make a reasoned decision on the business to be transacted. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Trustee to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5     Persons Entitled to Attend
        --------------------------

        The Company may and the Trustee shall, each by its authorized representatives, attend every Meeting and Adjourned Meeting but neither the Company nor the Trustee has the right to vote. The legal advisors of the Company, Trustee, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

6.6     Quorum
        ------

        A quorum for a Meeting of the Warrantholders consists of two or more persons present in person and owning or representing by proxy not less than 10% of the Warrants then outstanding.

6.7     Chairman
        --------

        The Trustee shall nominate a natural person as the chairman of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders and proxies for Warrantholders present shall choose one of their number to be chairman.

6.8     Adjourned Meeting
        -----------------

        If a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than 10 calendar days and not more than 30 calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chairman. The Trustee shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Warrantholder. At an Adjourned Meeting, two or more Warrantholders or persons representing Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.9     Show of Hands
        -------------

        Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting is decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chairman does not have a casting vote and the motion is not carried. Each Warrantholder or person representing a Warrantholder by proxy will be entitled to one vote for every Warrant then outstanding of which such Warrantholder is the registered owner.

6.10    Poll
        ----

        When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder, the chairman of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the meeting. Except as otherwise required herein, if a question has been put to a poll, that question is decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion is not carried. On a poll, each Warrantholder is entitled to one vote for every Warrant then outstanding and of which he is the registered holder. A declaration made by the chairman that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.11    Regulations
        -----------

        The Trustee, or the Company with the approval of the Trustee, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

        (a) setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

        (b) voting by proxy, the form of instrument appointing a proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

        (c) lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited; and

        (d) any other matter relating to the conduct of a meeting of Warrantholders.

        A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Trustee may permit Warrantholders to make proof of ownership in the manner the Trustee approves.

6.12    Company and Trustee May be Represented
        --------------------------------------

        The Company, the Trustee and the Agents , by their respective directors and officers, counsel to the Company, counsel to the Agents and counsel to the Trustee may attend any meeting of Warrantholders, but shall not be entitled to vote as such.

6.13    Powers of Warrantholders
        ------------------------

        By Extraordinary Resolution passed pursuant to this Article 6 by not less than a 2/3 majority of the votes cast in respect thereof, the Warrantholders may:

        (a) agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Trustee in its capacity as trustee hereunder or on behalf of the Warrantholders against the Company, which has been agreed to by the Company;

        (b) direct and authorize the Trustee to exercise any discretion, power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such discretion, power, right, remedy, or authority;

        (c) direct the Trustee to enforce any covenant on the part of the Company contained in this Indenture or to waive any default by the Company in compliance with any provisions of this Indenture either unconditionally or upon any conditions specified in such resolution;

        (d) assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Company, and to authorize the Trustee to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

        (e) without limiting the generality of Subsections 6.12(1)(a) and (d), assent to an extension of time thereunder;

        (f) remove the Trustee or its successor in office and to appoint a new registrar and trustee to take the place of the Trustee so removed;

        (g) upon the Trustee being furnished with an indemnity that is, in its discretion, sufficient, require the Trustee to enforce any covenant of the Company contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

        (h) restrain any Warrantholder from instituting or continuing any suit or proceeding against the Company for the enforcement of a covenant on the part of the Company contained in this Indenture or any of the rights conferred upon the Warrantholders as set out in this Indenture or the Warrant Certificates;

        (i) direct a Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

        (j) waive and direct the Trustee to waive a default by the Company in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

        (k) assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company; and

        (l) amend, alter, or repeal any resolution previously passed pursuant to this Section 6.13.

6.14    Powers Cumulative
        -----------------

        Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15    Minutes of Meetings
        -------------------

        The Trustee shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Company and shall make available those minutes and records at the office of the Trustee for inspection by a Warrantholder or his authorized representative at reasonable times. If signed by the chairman of the Meeting or by the chairman of the next succeeding Meeting of the Warrantholders, such minutes shall be prima facie evidence of the matters therein stated, and until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16    Written Resolutions
        -------------------

        Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding not less than a majority of the Warrants outstanding in the case of a resolution, or not less than 2/3 of the Warrants outstanding in the case of a Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, a resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17    Binding Effect
        --------------

        A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders. Upon the passing of a Warrantholder's resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Company to the Trustee of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Trustee is entitled to and shall give effect thereto.

7.     SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1     Provision for Supplemental Indentures for Certain Purposes
        ----------------------------------------------------------

        From time to time the Company shall, when authorized by the directors of the Company, and the Trustee may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

        (a) adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Company and the Trustee are necessary or advisable, provided the same are not, in the opinion of the counsel of the Trustee prejudicial to the interests of the Warrantholders;

        (b) adding to the covenants of the Company in this Indenture for the protection of the Warrantholders;

        (c) evidencing any succession, (or successive successions), of other companies to the Company and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

        (d) making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder;

        (e)  giving effect to an Extraordinary Resolution;

        (f) to rectify any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the counsel of the Trustee, the rights of the Warrantholder are not prejudiced thereby;

        (g) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

        (h) for any other purpose not inconsistent with the provisions of this Indenture, provided that the rights of the Warrantholders are in no way prejudiced thereby; or

        (i) adding to the provisions hereof to permit the Warrantholders to exercise the Warrants on a cashless basis on terms acceptable to the Company and applicable regulatory authorities.

7.2     Company May Consolidate, etc. on Certain Terms
        ----------------------------------------------

        Subject to Subsection 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Company with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Company as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Company as an entirety in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company are assumed by the successor body corporate. The Trustee is entitled to receive and is fully protected in relying upon an opinion of counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3     Successor Body Corporate Substituted
        ------------------------------------

        Where the Company, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all or substantially all of the properties and assets of the Company as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Company has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

8.     CONCERNING THE TRUSTEE

8.1     Duties of Trustee
        -----------------

        By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Provided that the Trustee has exercised such standard of care, diligence and skill, and in the absence of wilful neglect, gross negligence or fraud, the Company shall indemnify and save harmless the Trustee from all loss, costs or damages it may suffer in administering the trusts of this Indenture.

8.2     Action by Trustee
        -----------------

        The Trustee is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual notice thereof.

8.3     Certificate of the Company
        --------------------------

        If in the administration of the trusts of this Indenture, the Trustee deems it necessary or desirable that any matter be proved or established by the Company, prior to taking or suffering any action hereunder, the Trustee may accept and rely on a certificate of the Company as conclusive evidence of the truth of any fact relating to the Company or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Trustee may in its discretion require further evidence or information before acting or relying on any such certificate.

8.4     Trustee May Employ Experts or Agents
        ------------------------------------

        The Trustee may, at the Company's expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Company shall reimburse the Trustee for all disbursements, costs and expenses made or incurred by the Trustee in the discharge of its duties and in the management of the trusts hereunder. The Trustee may rely upon the and act upon the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Trustee shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Trustee in good faith.

8.5     Resignation and Replacement of Trustee
        --------------------------------------

        (a) The Trustee may resign its trust and be discharged from all further obligations hereunder by giving to the Company and the Warrantholders written notice at least 90 days before the effective date of the resignation. If the Trustee resigns, or becomes incapable of acting hereunder, the Company shall forthwith appoint in writing a new trustee. Failing such appointment by the Company or by the Warrantholders by Extraordinary Resolution, the retiring Trustee or any Warrantholder may apply to a Judge of the Supreme Court of British Columbia on such notice as such Judge may direct, for the appointment of a new trustee. The Warrantholder may, by Extraordinary Resolution, remove the Trustee (including a trustee appointed by the Company or by a Judge as aforesaid) and appoint a new trustee. On any new appointment, the new trustee is vested with the same powers, rights, duties and obligations as if it had been originally named as Trustee without any further assurance, conveyance, act or deed. If for any reason it becomes necessary or expedient to execute any further deed or assurance, the former Trustee shall execute the same in favour of the new trustee.

        (b) Any company resulting from a merger, consolidation, arrangement or amalgamation to which the Trustee for the time being is a party shall be the successor Trustee under this Indenture without any further act.

8.6     Indenture  Legislation
        ----------------------

        The Company and the Trustee agree that each shall at all times in relating to this indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7     Notice
        ------

        The Trustee is not required to give notice to third parties, including the Warrantholders, of the execution of this Indenture.

8.8     Use of Proceeds
        ---------------

        The Trustee is in no way responsible for the use by the Company of the proceeds of the issue hereunder.

8.9     No Inquiries
        ------------

        Prior to the countersignature and delivery of any Warrant Certificates under any provisions of this Indenture, the Trustee is not bound to make any inquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Indenture, but is entitled to accept and act upon the resolutions, opinions, certificates or other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Trustee is not bound to make any inquiry or investigation as to the performance by the Company of the Company's covenants hereunder.

8.10    Trustee Not Required to Give Security
        -------------------------------------

        The Trustee is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.11    No Conflict of Interest
        -----------------------

        The Trustee represents to the Company that, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.11, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.12    Trustee Not Ordinarily Bound
        ----------------------------

        The Trustee is not obligated to spend its own funds in connection with the commencement or continued exercise of its duties hereunder. The obligation of the Trustee to exercise its duties hereunder is conditional upon Warrantholders furnishing, when required in writing so to do by the Trustee, an indemnity reasonably satisfactory to the Trustee, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against any loss, damage or liability by reason thereof.

8.13    Trustee May Deal in Instruments
        -------------------------------

        The Trustee may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Company and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

8.14    Recitals or Statements of Fact Made by Company
        ----------------------------------------------

        Subject to the provisions hereof, the Trustee is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Company only.

8.15     Trustee's  Discretion  Absolute
         -------------------------------

        The Trustee, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute and uncontrolled discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.16    No Representations as to Validity
        ---------------------------------

        The Trustee is not:

        (a) under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or in respect of the validity or the execution of any Warrant issued hereunder;

        (b) responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; or

        (c) by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this
             Section 8.16 rests upon the Company and not upon the Trustee and the failure of the Company to discharge any such duty and responsibility does not in any way render the Trustee liable or place upon it any duty or responsibility for breach of which it would be liable.

8.17    Acceptance of Trusts
        --------------------

        The Trustee hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.18    Trustee's Authority to Carry on Business
        ----------------------------------------

        The Trustee represents to the Company that at the date hereof it is authorized to carry on business of a trust company in British Columbia. If, notwithstanding the provisions of this Section 8.18, it ceases to be authorized to carry on such business in British Columbia, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Trustee shall, within 30 days after ceasing to be authorized to carry on such business in British Columbia, either becomes so authorized or resigns in the manner and with the effects specified in Section 8.5.

8.19    Indemnification of Trustee
        --------------------------

        Without limiting any protection or indemnity of the Trustee under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Trustee from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Trustee in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and other disbursements arising by reason of the negligence or fraud of the Trustee. This provision shall survive the resignation or removal of the Trustee, or the termination of this Indenture. The Trustee shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Trustee with satisfactory indemnity and funding against such expense or liability.

9.     NOTICES

9.1     Notice to Company, Trustee and Agents
        -------------------------------------

        Any notice to the Company, Trustee or Agents under the provisions of this Indenture is valid and effective if in writing delivered or sent by telecopier:

        (a)  to the Company at:

             Nortran Pharmaceuticals Inc.
             3650 Wesbrook Mall
             Vancouver, BC
             V6S 2L2

             Attention:  Mr. Bob Rieder
             Telecopier: (604) 222-6617

        (b)  to the Trustee at:

             Pacific Corporate Trust Company
             830 - 625 Howe Street
             Vancouver, British Columbia
             V6C 3B8

             Attention:  Corporate Trust Department
             Telecopier: (604) 689-8144

        (c)  to the Agents at:

             Dlouhy Investments Inc.
             1350 Sherbrook St. W., Suite 1200
             Montreal, Quebec
             H4G 1J1

             Attention:  Mr. Bill Murray
             Telecopier: (514) 845-0200

             Goepel McDermid Inc.
             925 West Georgia Street, Suite 2200
             Vancouver, British Columbia
             V6C 3L2

             Attention:  Mr. Patrick J. Wolfe
             Telecopier: (604) 659-8398

             HSBC Securities (Canada) Inc.
             Box 67, Suite 5300
             Toronto Dominion Centre
             Toronto-Dominion Bank Tower
             Toronto, Ontario
             M5K 1E7

             Attention:  Andrew Bishop
             Telecopier: (416) 369-9498

             with a copy to:

             Blake, Cassels & Graydon LLP
             PO 49314, Suite 2600, 3 Bentall Centre
             595 Burrard Street
             Vancouver, British Columbia
             V7X 1L3

             Attention:  Ms. Catherine Wade
             Telecopier: (604) 631-3309

and is deemed to have been effectively given on the date of delivery if delivered and on the first business day following the date of transmission if sent by telecopier.

9.2     Notice to Warrantholders
        ------------------------

        Any notice to the Warrantholders under the provisions of this Indenture is valid and effective if delivered, or sent by telecopier to each Warrantholder at its address appearing on the register of Warrants kept by the Trustee or, in the case of joint holders, to the first such address, and is deemed to have been effectively given on the date of delivery if delivered on the first business day following the date of transmission if sent by telecopier.

        A copy of any notice provided to the Warrantholders shall be concurrently provided to the Agents in the manner specified in Section 9.1.

10.     POWER OF BOARD OF DIRECTORS

10.1    Board of Directors
        ------------------

        In this Indenture, where the Company is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Company, by any duly appointed committee of the directors of the Company or by those officers of the Company authorized to exercise such acts.

11.     MISCELLANEOUS PROVISIONS

11.1    Further Assurances
        ------------------

        The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2    Unenforceable Terms
        -------------------

        If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3    No Waiver
        ---------

        No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4    Suits By Warrantholders
        -----------------------

        (a) No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Company wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Warrantholders by Extraordinary Resolution have made a request to the Trustee and the Trustee has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any or them have furnished to the Trustee, when so requested by the Trustee sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee has failed to act within a reasonable time or the Trustee has failed to actively pursue any such act or proceeding.

        (b) Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

11.5    Enurement
        ---------

        This Indenture enures to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

11.6    Formal Date and Effective Date
        ------------------------------

        For the purpose of convenience this Indenture is referred to as bearing the formal date of April 14, 2000 however notwithstanding such formal date, this Indenture becomes effective as between the Company and any particular Warrantholder upon the date of issuance of a Warrant Certificate to such Warrantholder.


                                        NORTRAN PHARMACEUTICALS INC.

                                        Per:    /s/ Robert W. Rieder
                                            ------------------------------------


                                        PACIFIC CORPORATE TRUST COMPANY

                                        Per:     /s/ Marc Castonguay
                                            ------------------------------------


                                        Per:     /s/ Lisa Scotland
                                            ------------------------------------

                                    SCHEDULE "A"

                            FORM OF WARRANT CERTIFICATE

[IF WARRANT ISSUED PRIOR TO THE QUALIFICATION DATE: THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A HOLD PERIOD WHICH EXPIRES AT 12:00 A.M. (MIDNIGHT) (VANCOUVER TIME) ON APRIL 14, 2001 AND MAY NOT BE TRADED IN BRITISH COLUMBIA UNTIL SUCH TIME EXCEPT AS PERMITTED BY THE SECURITIES ACT (BRITISH COLUMBIA) AND THE RULES AND REGULATION MADE THEREUNDER. "IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A HOLD PERIOD IN CERTAIN OTHER PROVINCES AND MAY NOT BE TRADED IN THOSE PROVINCES DURING THAT PERIOD EXCEPT AS PERMITTED BY THE APPLICABLE SECURITIES LAWS."] "THIS WARRANT AND THE SHARES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT." "THIS WARRANT AND THE SHARES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A PERSON IN THE UNITED STATES OR A U.S. PERSON UNLESS THE WARRANT AND THE UNDERLYING SHARES HAVE BEEN REGISTERED UNDER THE 1933 ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT."

THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE UNLESS EXERCISED WITHIN THE TIME LIMITED HEREIN PROVIDED.

                                   NON-TRANSFERABLE
                               SHARE PURCHASE WARRANTS
                               -----------------------

                             NORTRAN PHARMACEUTICALS INC.
              (Incorporated pursuant to the laws of British Columbia)

No. *                                                      Warrants representing
                                                           the Right to Purchase
                                                                        * Shares

                            WARRANTS FOR PURCHASE OF SHARES

        THIS IS TO CERTIFY THAT, for value received - (the "holder") of - is entitled to subscribe for and purchase - fully paid and non-assessable Shares in the capital of NORTRAN PHARMACEUTICALS INC. (the "Company") at any time prior to 4:00 p.m. (Vancouver time) on April 14, 2002 (subject to adjustment pursuant to the terms set out in the Warrant Indenture) at a price of $1.60 per share (the "Exercise Price"), subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

        The Warrants represented by this certificate are issued under and pursuant to a Warrant Indenture (the "Warrant Indenture") made as of April 14, 2000 between the Company and the Trustee (which expression shall include any successor trustee appointed under the Warrant Indenture), to which Warrant Indenture (and any amendments thereto and instruments supplemental thereto) reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are or are to be, issued and held, all to the same effect as if the provisions of the Warrant Indenture and all amendments thereto and instruments supplemental thereto were herein set forth and to all of which provisions the holder of these Warrants by acceptance hereof assents. All capitalized terms not otherwise defined herein shall have the meanings ascribed to thereto in the Warrant Indenture.

        In the event of any conflict or inconsistency between the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) and the provisions of this Warrant Certificate ("Warrant Certificate"), except those that are necessary by context, the provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) shall prevail. The terms and provisions of the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) are incorporated herein by reference.

        The rights to acquire Shares of the Company granted by this Warrant Certificate may be exercised subject to the terms and conditions set out in the Warrant Indenture, in whole or in part (but not as to a fractional Share), by surrender of this Warrant Certificate and the duly completed and executed Exercise Form attached as Appendix 1 hereto, at the offices of the Company's registrar and transfer agent, Pacific Corporate Trust Company of Canada, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (the "Trustee") accompanied by a certified cheque payable to or to the order of the Company in payment of the purchase price of the number of Shares for which Warrants are then exercised.

        In the event of any exercise of the rights represented by this Warrant Certificate, certificates for the Shares so purchased (the "Share Certificates") shall be delivered to the holder within a reasonable time, not exceeding five days after the rights represented by this Warrant Certificate have been so exercised, and, unless the Warrants have expired, a new Warrant Certificate (the "New Warrant Certificate") granting the right to acquire that number of Shares, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time.

        The Company has covenanted and agreed to use its best efforts to promptly finalize and obtain receipts for a preliminary prospectus and a (final) prospectus (collectively, the "Prospectus") from the Commissions qualifying the issuance of the Common Shares and Warrants upon the due exercise of the Special Warrants under which the Warrants are issued.

        In the event that the Company is unable to obtain receipts for the Prospectus from the Commissions, the Warrants and the Shares underlying them may be subject to statutory hold periods during which these securities may not be resold in such jurisdiction. In addition, any Warrants that are exercised or Shares received on such exercise prior to the date (the "Clearance Date") on which a receipt is issued for the Prospectus by the Securities Commissions may be subject to statutory restrictions and may also be subject to restrictions on resale imposed by the Canadian Venture Exchange. Holders are advised to consult their own legal advisers in this regard. All share certificates for Shares issued on the exercise of the rights represented by this Warrant Certificate prior to the Clearance Date shall bear the following legend:

                "The securities represented by this certificate are subject to a hold period which expires at 12:00 a.m. (midnight) (Vancouver time) on April 14, 2001 and may not be traded in British Columbia until such time except as permitted by the Securities Act (British Columbia) and the rules and regulations made thereunder."

        All Share Certificates issued to persons who fail to certify to the Company that they are not a U.S. Person and are not exercising this Warrant in the United States or on behalf or for the account of a U.S. Person or a person in the United States on the exercise of the rights represented by this Warrant Certificate will bear the following legend:

        "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SHARES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (a) TO THE COMPANY, (b) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (c) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR
        (d) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL, OF RECOGNIZED STANDING, OR OTHER EVIDENCE OF EXEMPTION, REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA; A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A
        FORM SATISFACTORY TO THE COMPANY AND ITS REGISTRAR AND TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT."

        The Company covenants and agrees that all Shares issued upon the exercise of the rights represented by this Warrant Certificate shall, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Company further covenants and agrees that during the period within which the rights represented by this Warrant Certificate may be exercised, the Company shall at all times have authorized and reserved a sufficient number of Shares to provide for the exercise of the rights represented by this Warrant Certificate.

        The Warrants evidenced by this Warrant Certificate are not transferable except as set forth in Section 2.2 of the Warrant Indenture which makes reference to the fact that a person who furnishes evidence that he is, to the reasonable satisfaction of the Trustee:

        (a) the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

        (b) a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person;

        (c)  a liquidator or, or a trustee in bankruptcy for, a Warrantholder;

may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Trustee (by delivery or mail as set forth in Section 9.1 of the Warrant Indenture), and subject to such reasonable requirements as the Trustee may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders.

        The exercise of the rights represented by this Warrant Certificate by the holder is deemed to constitute the entering into of a subscription agreement between the holder and the Company on the same terms, mutatis mutandis, as the special warrant subscription agreement between the holder and the Company pursuant to which the Special Warrants were originally acquired by the holder, which Special Warrants were exercised by the holder to acquire the rights represented by this Warrant Certificate.

        Time shall be of the essence hereof. The Warrants and the Warrant Indenture (and any amendments thereto and instruments supplemental thereto) shall be governed by, performed, construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

        This Warrant Certificate is not valid for any purpose whatever until it has been countersigned by or on behalf of the Trustee.

        IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and the Trustee has caused this Warrant Certificate to be countersigned by its duly authorized officers as of this day of , 2000.



                                        NORTRAN PHARMACEUTICALS INC.

                                        Per:
                                            ------------------------------------

                                        COUNTERSIGNED BY:

                                        PACIFIC CORPORATE TRUST COMPANY

                                        Per:
                                            ------------------------------------

                                        Per:
                                            ------------------------------------

                                          APPENDIX 1

                                        EXERCISE FORM


TO:    NORTRAN PHARMACEUTICALS INC.

        The undersigned hereby exercises the right to acquire
                                                             ------------------
common shares of Nortran Pharmaceuticals Inc. as constituted on April 14, 2000 (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto.)

        The undersigned hereby represents and warrants to the Company as follows (check one):

            (i)    the undersigned is not a U.S. person and the Warrant is not
     -----
                   being exercised within the United States or for the account of a U.S. person; or

            (ii)   the undersigned was a U.S. person at the time of acquisition
     -----
                   of the Special Warrants and each of the representations and warranties made by the Undersigned in the Subscription Agreement between the undersigned and the Company, pursuant to which the undersigned acquired the Warrants, are true and correct as of the date hereof; or

            (iii)  the undersigned has delivered herewith to the Company a
     -----
                   written opinion of counsel to the effect that the exercise of the Warrant by the undersigned is not subject to registration under the Securities Act of 1933, as amended, or the securities laws of any state of the United States.

        "United States" and U.S. person" are as defined by Regulation S under the United States Securities Act of 1933. Other defined terms used herein without definition have the meaning given to such terms in the Indenture.

Number of common shares:
                         -------------------------------

          DATED at                   ,                     , this        day of
                   ------------------  --------------------       ------
                                    , 200  .
          --------------------------     --

================================================================================
--------------------------------------    --------------------------------------
Signature Witnessed                       (Signature of Warrantholder, to be the
(See instructions to Warrantholders)      same as appears on the face of this
                                          Warrant Certificate)
================================================================================

Name of Warrantholder:
                                          --------------------------------------
Address (Please print) :
                                          --------------------------------------

                                          --------------------------------------
================================================================================

                                    SCHEDULE "B"

                   DEFINITION OF "U.S. PERSON" AND "UNITED STATES"
                   -----------------------------------------------

"(o)    "U.S. Person"

(1)     U.S. person means:

        (i)     any natural person resident in the United States;

        (ii) any partnership or corporation organized or incorporated under the laws of the United States;

        (iii)   any estate of which any executor or administrator is a U.S.
                person;

        (iv)    any trust of which any trustee is a U.S. person;

        (v)     any agency or branch of a foreign entity located in the United
                States;

        (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

        (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

        (viii)  any partnership or corporation if:

                A. organized or incorporated under the laws of any foreign jurisdiction; and

                B. formed by a U.S person principally for the purpose of
                   investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the 1933 Act who are not natural persons, estates or trusts.

(2) Notwithstanding paragraph (o)(1) of this section, any discretionary account or similar account (other than an estate or trust) held for the benefit of or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States shall not be deemed to be a U.S. person;

(3) Notwithstanding paragraph (o)(1) of this section, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

        (i) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

        (ii)    the estate is governed by foreign law.

(4) Notwithstanding paragraph (o)(1) of this section, any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (an no settlor if the trust is revocable) is a U.S. person.

(5) Notwithstanding paragraph (o)(1) of this section, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

(6) Notwithstanding paragraph (o)(1) of this section, any agency or branch of a U.S. person located outside the United States shall not be deemed a "U.S. person" if:

        (i)     the agency or branch operates for valid business reasons; and

        (ii) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

(7) The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed "U.S. persons."

(8) United States. "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

          THIS SUPPLEMENTAL INDENTURE made this 15th day of June, 2000,

BETWEEN:

          NORTRAN PHARMACEUTICALS INC., a company incorporated
          ----------------------------
          pursuant to the laws of British Columbia and having an office at 3650 Wesbrook Mall, Vancouver, British
          Columbia V6S 2L2

          (the "Company")

                                                               OF THE FIRST PART

AND:

          PACIFIC CORPORATE TRUST COMPANY, a trust company
          -------------------------------
          incorporated pursuant to the laws of British Columbia and having an office at 830 - 625 Howe Street ,
          Vancouver, British Columbia  V6C 3B8

          (the "Trustee")

                                                              OF THE SECOND PART

WHEREAS:

A. the Company and the Trustee entered into a Warrant Indenture made as of April 14, 2000 (the "Indenture");

B. the Company has not issued any of the Warrants to be constituted and issued under the Warrant Indenture; and

C. pursuant to paragraphs 7.1 (f) and (i) of the Indenture, the Company desires to execute and deliver to the Trustee this Supplemental Indenture, as authorized by the directors of the Company, to amend the Indenture as set forth herein.

          NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSETH that in consideration of the premises and in further consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1.     The definitions are amended as follows:

          (a)  a new definition is added as follows:

               "Cashless Exchange" means the ability of a Warrantholder to exchange Warrants for Warrant Shares on a cashless net issue basis as set out in Section 5.1A.

          (b) the definition of "Exercise Price" is amended by adding the following words to the end of that definition:

               " . unless the Warrants are exchanged on a Cashless Exchange".

          (c) the definition of "Warrant Share" is amended by adding the words "or exchange" after the word "exercise".

2. Section 1.5 of the Indenture is amended by deleting the last sentence and replacing it with the following:

          "A Warrant Certificate that has been partially exercised or exchanged will be deemed to be outstanding only to the extent of the part of the Warrant that was not exercised or exchanged.".

3. Section 2.1(a) of the Indenture is amended by adding the following words after the phrase "upon payment of the Exercise Price":

          "or surrender of the Warrants in exchange for Warrant Shares on a cashless net issue basis".

4. Paragraph 2.1(b) of the Indenture be deleted in its entirety and be replaced with the following:

          "Subject to the provisions hereof and to the adjustment provisions contained in the Special Warrant Indenture, the Warrants issued under this Indenture are limited in the aggregate to 2,857,143 Warrants and one Warrant entitles the holder thereof to acquire, upon payment of the consideration of the Exercise Price or exchange of Warrants on a Cashless Exchange, one Warrant Share, provided that the number of Warrant Shares receivable on exercise of a Warrant is subject to increase or decrease so as to give effect to the adjustments required by Article 4."

5. Section 2.1(c) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the last sentence of that section.

6. Section 2.2(d) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first sentence of that section.

7. Section 3.1 of the Indenture is amended by adding the following words to the end of the first sentence:

          "or pursuant to the exchange of Warrants to be duly issued, upon such exchange, to the Warrantholders."

       and by adding the words "or exchange" after the word "exercise" in the second last and last sentence of that section.

8. Section 3.4 of the Indenture is amended by adding the words "or exchange" after the word "exercise" the second it appears in the last sentence of that section.

9. Section 3.5 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the two places it appears in that section.

10. Section 3.13 of the Indenture is amended by adding the words "or exchanging" after the word "exercising" in that section.

11. Section 4.1(a) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the sentence immediately preceding the clause "(A)" of that section.

12. Sections 4.1(b) and (c) of the Indenture are amended by replacing the phrase "upon the exercise of each Warrant" with the phrase "upon the exercise or exchange of each Warrant" in both places it appears.

13. Section 4.1(d) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the seventh and fourteenth lines of that section.

14. Section 4.1(e) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the sixth line of that section.

15. Section 4.1(f) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the fifth and sixth lines of that section.

16. Section 4.1(g) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the second and fourth lines of that section.

17. Section 4.1(i) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first line and the words "or exchanged" after the word "exercised" in the fourth line of that section.

18. Section 4.1(j) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the fourth line of that section.

19. Section 4.1(k) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the sixth line of that section.

20. Section 4.1(m) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the third and eighth lines of that section.

21. Section 4.2 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the third and seventh lines of that section.

22.    The Indenture be amended by adding a new section 5.1A as follows:

       "5.1A     Net Issue Exchange
                 ------------------

                 In lieu of exercising the Warrants in the manner outlined in section 5.1, the Warrantholder shall have the right to exchange the Warrants for Warrant Shares on a cashless net issue basis in whole or in part from time to time in the manner hereinafter provided during the period herein specified by:

          (a) completing in the manner indicated and executing the exercise form attached to the Warrants for that number of Warrant Shares to which the Warrantholder is entitled and desires to acquire; and

          (b) surrendering the Warrants to the Company at its registered office at 1100 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, or such other address in Canada as the Warrantholder may be notified by the Company.

          Upon electing to exchange the Warrants for Warrant Shares on a cashless net issue basis, the Warrantholder shall receive Warrant Shares the aggregate value of which, as of the date of exchange, is equal to the market value of the Warrants (or the portion thereof being exchanged and cancelled) on such date. The Company, upon receipt of notice of such exchange, shall issue to the Warrantholder a number of Warrant Shares to be calculated as follows:

                                      X = Y (A-B)
                                          -------
                                             A
          where
                    X = the number of Warrant Shares to be issued to the Warrantholder upon the exchange of the Warrants (or the portion thereof being exchanged and cancelled);

                    Y = the number of Warrant Shares acquirable upon the exercise of the Warrants on a cash basis (or the portion thereof being exercised and cancelled);

                    A = the Current Market Price per common share of the Company; and

                    B =     the Exercise Price."

23. Section 5.2 of the Indenture is amended by adding the words "or exchange" before the words "by the holder" in the first line, by adding "or Section 5.1A" after the words "Section 5.1" in the first line, and by adding the words "or exchanged" after the word "exercised" the first time it appears in line four and the words "or exchange" after the word "exercise" in lines five and six of that section.

24. Section 5.4 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first line and the words "or exchanged" after the word "exercised" in the second line.

25. Section 5.5(a) of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the two places in which it appears in the second line.

26. Section 5.6 of the Indenture is amended by adding the words "or exchanged" after the word "exercised" in the two places in which it appears and adding the words "or exchange" after the word "exercise" in the two places in which it appears.

27. Section 5.8 of the Indenture is amended by adding the words "or exchange" after the word "exercise" in the first line of that section.

28. The form of the Warrant Certificate attached as Schedule "A" to the Indenture be amended as follows:

       (a) at the top of page 2 after the words "(the "Exercise Price")" and prior to the word "subject", by inserting the words "or on a cashless net issue basis as set out below,";

       (b) prior to the third full paragraph on page 2, by inserting the following new paragraph:

            "In lieu of exercising the Warrants for cash as set out above, the holder shall have the right to exchange the Warrants for Shares on a cashless net issue basis in whole or in part from time to time.
            Upon such election, the holder shall receive Shares the aggregate value of which, as of the date of the exchange, is equal to the market value of the Warrants (or the portion thereof being exchanged and cancelled) on such date. The number of Shares to be issued to the holder shall be calculated as follows:

                                        X = Y (A-B)
                                            -------
                                               A

            where

                    X = the number of Shares to be issued to the holder upon the exchange of the Warrants (or the portion thereof being exchanged and cancelled);

                    Y = the number of Shares acquirable upon the exercise of the Warrants on a cash basis (or the portion thereof being exchanged and cancelled);

                    A = the Current Market Price per common share of the Company; and

                    B =     the Exercise Price."

       (c) in the new fourth full paragraph on page 2 after the words "(the "Trustee")" and prior to the word "accompanied", by inserting the words "and, unless exercised on a cashless net issue basis,".

       (d) in line 2 in the first full paragraph on page 3, by adding "or exchanging" after the word "exercising".

29. Appendix 1 to Schedule "A" - Form of Warrant Certificate be amended to provide for the cashless exercise so that it is in the form attached hereto.

30. Except as amended hereby, the Indenture continues in full force and effect as of the date hereof.

31. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

32. This Agreement may be executed in several counterparts each of which when so executed shall be deemed to be an original, and such counterparts shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be executed as of the date first set out in this Agreement.

       IN WITNESS WHEREOF the parties have executed this Supplemental Indenture as of the date and year first above written.


NORTRAN PHARMACEUTICALS INC.

Per:

/s/ Robert W. Rieder
---------------------------------------
Authorized Signatory



PACIFIC CORPORATE TRUST COMPANY

Per:

/s/ Marc Castonguay
---------------------------------------


Per:

/s/ Norm Hamade
---------------------------------------

                                     APPENDIX 1

                                   EXERCISE FORM

TO:    NORTRAN PHARMACEUTICALS INC.

          The undersigned hereby exercises the right to acquire
                                                                ----------------
common shares of Nortran Pharmaceuticals Inc. (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto) at the Exercise Price (as defined in the Warrant) and encloses herewith cash or a bank draft, certified cheque or money order payable to the order of Nortran Pharmaceuticals Inc. in payment therefor.

          The undersigned hereby exercises the right to acquire
                                                                ----------------
common shares of Nortran Pharmaceuticals Inc. on a cashless net issue basis and based on section 5.1A of the Warrant Indenture, agrees to receive
                                                                  --------------
common shares of Nortran Pharmaceuticals Inc.

The undersigned hereby represents and warrants to the Company as follows (check one):

         (i)   the undersigned is not a U.S. person and the Warrant is not being
----
               exercised or exchanged within the United States or for the account of a U.S. person; or

         (ii)  the undersigned was a U.S. person at the time of acquisition of
----
               of the Special Warrants and each of the representations and warranties made by the Undersigned in the Subscription Agreement between the undersigned and the Company, pursuant to which the undersigned acquired the Warrants, are true and correct as of the date hereof; or

         (iii) the undersigned has delivered herewith to the Company a written
----
               opinion of counsel to the effect that the exercise of the Warrant by the undersigned is not subject to registration under the Securities Act of 1933, as amended, or the securities laws of any state of the United States.

"United States" and U.S. person" are as defined by Regulation S under the United States Securities Act of 1933. Other defined terms used herein without definition have the meaning given to such terms in the Indenture.

DATED at                   ,                     , this        day of
        ------------------  --------------------       ------
                                   , 200  .
        --------------------------      --

--------------------------------------    --------------------------------------
Signature Witnessed                       (Signature of Warrantholder, to be the
(See instructions to Warrantholders)      same as appears on the face of this
                                          Warrant Certificate)


                                          --------------------------------------
                                          Name of Warrantholder:

                                          --------------------------------------
                                          Address (Please print) :

                                          --------------------------------------

                                   INVESTMENT AGREEMENT
                                   --------------------

THIS AGREEMENT is dated for reference the 24th day of May, 2000,

BETWEEN:

            NORTRAN PHARMACEUTICALS INC., a company incorporated
            ----------------------------
            pursuant to the laws of British Columbia and having an office at 3650 Wesbrook Mall, Vancouver, British
            Columbia, V6S 2L2 Facsimile No. (604) 222-6617

            (the "Company")

AND:

            FUTUREFUND CAPITAL (VCC) CORP., a company incorporated
            ------------------------------
            under the laws of the Province of British Columbia and having an address at 1599-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 Facsimile No.
            (604) 689-1817

            ("FutureFund")

WHEREAS:

A. The Company is in the business of the research, development and commercialization of drugs for the treatment of pathologies and conditions which are mediated by cellular ion channels and requires additional equity capital to further develop and expand its business; and

B. FutureFund wishes to subscribe for the Subscribed Units (as hereinafter defined) of the Company and the Company wishes to accept such subscription upon the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

1.     INTERPRETATION

1.1    Definitions

In this Agreement, unless otherwise provided, the following terms shall have the following meanings:

       (a) "Agreement" means this investment agreement, together with any amendments to or replacements of this investment agreement;

       (b) "Business" means the business conducted by the Company and its subsidiaries as at the Closing Date, including, without limitation, the business of the research, development and commercialization of drugs for the treatment of pathologies and conditions which are mediated by cellular ion channels;

       (c) "Company Act" means the Company Act (British Columbia) and the regulations made thereunder, as amended from time to time, and every statute that may be substituted therefor, and in the case of any such amendment or substitution, any reference in this Agreement to the Company Act shall be read as referring to the amended or substituted provisions therefor;

       (d) "Closing" means the closing of the subscription, purchase and issuance of the Subscribed Units and the concurrent execution and delivery of this Agreement;

       (e) "Closing Date" means the 1st day of June, 2000, or such other date as the Investor and the Company may agree upon;

       (f) "Common Shares" means the common shares without par value in the share capital of the Company;

       (g) "Constating Documents" means the memorandum and articles pursuant to which the Company was incorporated, together with any amendments thereto or replacements thereof;

       (h)  "Exchange" means the Canadian Venture Exchange Inc.;

       (i) "Financial Statements" means the Company's annual audited financial statements for the year ended November 30, 1999 and the unaudited financial statements for the three month period ended February 29, 2000, which are attached as Schedule A to this Agreement;

       (j) "GAAP" means those accounting principles that are recognized as being generally accepted in Canada from time to time as set forth in the Handbook published by The Canadian Institute of Chartered Accountants (as revised from time to time);

       (k)  "Investor" means FutureFund;

       (l) "Material Contracts" means those agreements disclosed under the heading "Material Contracts" in the Preliminary Prospectus;

       (m) "Preliminary Prospectus" means the Company's preliminary prospectus dated May 15, 2000 which was filed with the British Columbia, Alberta and Ontario Securities Commissions and with the Yukon Registrar of Securities;

       (n) "SBVCA" means Small Business Venture Capital Act, R.S.B.C. 1996, c.429, and the regulations made thereunder, as amended from time to time;

       (o) "Subscribed Units" means the total 357,142 units, each unit comprising one voting Common Share and one-half of one Warrant (as hereinafter defined), subscribed for by the Investor as set forth in
            Section 2.1 of this Agreement and "Subscribed Unit" means any one of them;

       (p) "Subscription Price" means, as applicable, the subscription price of $1.40 per Subscribed Unit and the total subscription price of $499,998.80 to be paid by the Investor for the Subscribed Units as set forth in Section 2.1;

       (q) "Taxes" means all federal, provincial, state municipal, foreign and other taxes (including, without limitation, income taxes, sales taxes, excise taxes, value added taxes, capital taxes, property taxes, and production, severance and similar taxes and assessments) properly payable by the Company and includes all penalties, interest and fines with respect thereto; and

       (r) "Warrant" means a non-transferable share purchase warrant forming a part of a Subscribed Unit entitling the Investor to purchase one additional Common Share for a period of two years from the Closing at a price of $1.60 per Common Share.

1.2    Number and Gender

In this Agreement, words (including defined terms) using or importing the singular number include the plural and vice versa and words importing one gender only shall include all genders and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise.

1.3    Headings

The headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement.

1.4    Accounting Terms

All accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under GAAP.

1.5    Schedules

The following schedules attached to this Agreement shall form part of this
Agreement:

       Schedule A - Financial Statements of the Company
       Schedule B - Corporate Placee Registration Form

2.     AGREEMENT TO SUBSCRIBE FOR SHARES

2.1    Subscription for Subscribed Units

Upon the terms and subject to the conditions set forth in this Agreement, the Investor agrees to subscribe for and purchase from the Company, and the Company agrees to allot and issue to the Investor at the Closing the 357,142 Subscribed Units for the aggregate Subscription Price of $499,998.80.

2.2    Payment of Subscription Price

At the Closing, the Investor will deliver to the Company a certified cheque, bank draft or solicitors' trust cheque representing the Subscription Price payable to the Company as payment in full for the Subscribed Units as set forth in Section 2.1.

2.3    Use of Subscription Proceeds

Unless otherwise agreed to in writing by the Investor, the Subscription Price shall be used by the Company to fund the growth of the Company's business, for product development and marketing and for general working capital purposes. The Subscription Price shall not be used to repay indebtedness of the Company.

3.     REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Company

The Company represents and warrants to the Investor as follows:

The Company and the Transaction
-------------------------------

       (a) the Company is a body corporate duly and validly incorporated under the Company Act and has not been discontinued under the Company Act and has not been dissolved and has sent to the Registrar of Companies for British Columbia the required annual returns and financial statements;

       (b) the Company has all requisite corporate power and capacity to own its property and assets and to carry on its Business as now being conducted by it;

       (c) the Company has acquired all material licenses, registrations, authorizations, permits, approvals and consents necessary to carry on its Business and such licenses, registrations, authorizations, permits, approvals and consents are in good standing;

       (d) the Company is conducting its Business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its Business is carried on;

       (e) the Memorandum and Articles of the Company are in the form contained in the Company's minute book and are in effect and no modifications or alterations have been proposed or approved by the shareholders of the Company which have not been filed with the Registrar of Companies;

       (f) the corporate records and minute books of the Company contain substantially complete and accurate minutes of all proceedings and resolutions of the directors and shareholders of the Company since the incorporation of the Company and the share certificate register, register of members, register of transfers and register of directors of the Company are substantially complete and accurate;

       (g) the Company has the necessary power, capacity, right and authority to enter into and deliver this Agreement and to perform its obligations hereunder and thereunder;

       (h) this Agreement, when executed and delivered, will constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally;

       (i) neither the execution of this Agreement nor the performance by the Company of any of its obligations hereunder and thereunder:

            (i) will violate or constitute a default under any provision of law, any order of any court or other agency of government, the Constating Documents of the Company or any instrument which is material to the Company and to which the Company is a party or by which the Company or any of its properties or assets are bound, or

            (ii) requires the Company to obtain any consent, licence, certification or approval from any third party which has not been duly obtained, and no person has any rights of first refusal or any pre-emptive rights in connection with the sale, allotment and issuance of the Subscribed Units which has not been exercised or waived;

       (j) upon receipt of the Subscription Price by the Company at Closing, the Common Shares forming a part of the Subscribed Units will be duly and validly created, authorized and issued as fully paid and non-assessable Common Shares, the Warrants comprising the Subscribed Units will be duly and validly created, authorized and issued, the Investor shall be the legal and registered owner of the Subscribed Units and the Investor shall have good and marketable title to the Subscribed Units, free and clear of all pre-emptive rights, mortgages, liens, charges, security interests, adverse claims, pledges and demands whatsoever arising by reason of the acts or omissions of the Company;

       (k) no corporation, partnership, joint venture, firm or person has any agreement, option or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or an option for the purchase of any issued or unissued Common Shares of the Company, other than as disclosed in the Preliminary Prospectus or other than incentive stock options granted in the normal course;

       Financial Statements, Assets & Liabilities
       ------------------------------------------

       (l) the Financial Statements were prepared in accordance with GAAP applied consistently and present fairly the financial position and the results of the operations of the Company as at the dates indicated and for the periods indicated, and no material adverse change in such financial position or such results has occurred since;

       (m)  since the date of the Financial Statements, the Company has not:

            (i) declared or paid any dividends or any other distribution on any of its Common Shares; or

            (ii) redeemed, purchased or otherwise acquired or agreed to acquire any of its Common Shares;

       (n) the Company is not, nor to the knowledge of the Company is any other party, in default or breach in any respect of any of the Material Contracts and there exists no state of facts as of the date hereof which after notice or lapse of time or both would constitute such a default or breach by the Company and all the Material Contracts are to the Company's knowledge, with respect to the Company, in full force and effect and the Company is entitled to all rights and benefits thereunder;

       (o) there are no unsatisfied judgments, actions, suits or proceedings at law or in equity or by or before any governmental agency pending or to the Company's knowledge threatened against or affecting the Company or any of its properties, assets or Business which might result, either individually or in the aggregate, in any material adverse change in the assets, conditions, affairs or prospects of the Company nor is the Company aware of there being any basis for the foregoing;

3.2    Meaning of "Knowledge"

For the purposes of the representations and warranties contained in Section 3.1, whenever "to the best of the Company's knowledge" or "to the best of his knowledge" or "to the knowledge of the Company" is used, it means to the best of the knowledge of the parties or party and no information has come to its or his attention which would give that person actual knowledge of the existence or absence of such facts but, except as expressly set out in the representations and warranties, no independent investigation has been conducted to determine the existence or absence of such facts.

3.3    Reliance

The Company acknowledges that the Investor is relying on the representations and warranties set forth in Section 3.1 of this Agreement in purchasing the Subscribed Units and agrees that such representations and warranties are true, accurate and correct.

3.4    Representations and Warranties of the Investor

The Investor represents and warrants with the Company as follows:

       (a)  Purchasing as Principal - The Investor is purchasing hereunder as
            -----------------------
            principal for its own account (and is not a corporation, partnership, trust, fund, association, or any other organized group of persons created solely, or used primarily, to permit the purchase of the Subscribed Units by a group of individuals without a prospectus);

       (b)  Authority - The Investor has:
            ---------

            (i) the legal capacity and competence to execute this Agreement and to take all actions required pursuant hereto;

            (ii) obtained all necessary approvals to authorize it to execute this Agreement and to take all actions required pursuant hereto;

       (c)  Issued Pursuant to Exemptions - The Investor acknowledges it is
            -----------------------------
            purchasing the Subscribed Units pursuant to an exemption from certain requirements of applicable securities legislation and, as a consequence:

            (i) the Investor may be restricted from using most of the civil remedies available under applicable securities legislation,

            (ii) the Investor will not receive a prospectus that would otherwise required to be provided to it,

            (iii) the offering of the Subscribed Units need not be carried out through a broker,

            (iv) the Company is relieved from certain obligations that would otherwise apply under securities legislation,

            (v) the Subscribed Units purchased hereunder will generally be subject to resale restrictions under applicable securities legislation;

            (vi) the Investor will not be able to resell, assign, or otherwise dispose of the Subscribed Units unless they are subsequently distributed under a prospectus, under applicable prospectus exemptions, or in compliance with all applicable resale restrictions; and

            (vii) the Company will be required to legend the certificates representing the Subscribed Units regarding these and any other restrictions on resale;

       (d)  Not US Residents - The Investor is resident at the address set forth
            ----------------
            on the first page of this Agreement and is not acquiring the Subscribed Units for the account or benefit of a "U.S. person" (as defined in Regulation S promulgated under U.S. securities law) and the subscription for the Subscribed Units was not solicited or accepted in the "United States" (as defined in Regulation S);

       (e)  No Advertising - To the best of the Investor's knowledge, the
            --------------
            offering of the Subscribed Units was not advertised;

       (f)  Not Control Person - The Investor is not a "control person" of the
            ------------------
            Company as defined in applicable securities legislation, nor will the Investor become a "control person" by virtue of this purchase, and does not intend to act in concert with any Investor or other person to form a control group of the Company;

       (g)  Arm's Length -The Investor is at arm's length (as that term is
            ------------
            customarily defined) to the Company;

       (h)  Enforceable - The Investor has duly executed and delivered this
            -----------
            Agreement and it constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to equitable remedies and applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally; and

       (i)  No Regulatory Review - The Investor is aware that no federal,
            --------------------
            provincial or state agency (other than the administrator appointed under the SBVCA) has passed upon the Company's offer and sale of the Subscribed Units or made any finding or determination concerning the fairness or advisability of this investment.

3.5    Reliance

The Investor acknowledges that the Company is relying on the representations and warranties set forth in Section 3.4 of this Agreement in selling the Subscribed Units and agrees that such representations and warranties are true, accurate and correct.

3.6    Resale Restrictions

The Investor acknowledges that the Subscribed Units, Common Shares, Warrants and Common Shares issuable upon exercise of the Warrants will be subject to restrictions on resale pursuant to applicable securities laws including a requirement to hold such securities for a period of four months from the Closing Date. The Investor agrees to comply with such restrictions and acknowledges that the certificates representing the Common Shares, Warrants and Common Shares issuable upon exercise of the Warrants will contain a restrictive legend denoting applicable resale restrictions.

4.     SBVCA RELATED COVENANTS

4.1    SBVCA Related Condition of Closing

Pursuant to Section 6.2(c), it shall be a condition precedent of the Closing that the Administrator of the SBVCA shall have confirmed in writing to the Investor that the investment in the Company contemplated hereunder is an "eligible investment" under the SBVCA.

5.     OTHER COVENANTS

5.1    Press Release

The Investor and the Company agree that prior to any public announcement or press release by the Company or by the Investor concerning this Agreement or the relationship between the Company and the Investor, each party shall consult the other and such announcement or press release shall be in a form approved of by all parties.

5.2    Statutory Withholdings

The Company will withhold from each amount to be paid or to be credited to any person the amount of all Taxes or other amounts required to be withheld by the Company by law and will pay the same to the proper tax or other receiving officer or authority within the time required under applicable legislation.

5.3    Compliance with Laws

The Company will comply in all material respects with the requirements of all applicable material laws, rules, regulations and orders of any governmental authority, except where contested in good faith and by proper proceedings.

5.4    Delivery of Information

Until such time as the Investor ceases to be a shareholder of the Company, the Company will cause to be delivered to the Investor a copy of all information which the Company provides to its shareholders.

6.     CLOSING AND CONDITIONS OF CLOSING

6.1    Time and Place of Closing

Subject to sections 6.2 and 6.3, the Closing shall take place at 2 p.m. (Vancouver time) on the Closing Date at the offices of Catalyst Corporate Finance Lawyers, Suite 1100-1055 West Hastings Street, Vancouver, British Columbia, or at such other place and time as may be agreed upon by the parties.

6.2    Investor's Conditions Precedent to Closing

The conditions precedent to the obligations of the Investor to close the subscription and purchase of the Subscribed Units contemplated herein are as follows:

       (a) the Investor shall have received a written ruling from the administrator appointed pursuant to the SBVCA that the investment contemplated hereunder is an "eligible investment" under the SBVCA;

       (b) the Investor and its counsel shall be satisfied with the legal documentation related to the investment contemplated hereunder; and

       (c) the Investor shall be satisfied that the Company shall have performed, or be able to perform, all obligations and covenants to be performed by it before or at the Closing or the Closing Date under this Agreement.

6.3    Failure to Satisfy Conditions Precedent

The conditions precedent set forth in Section 6.2 of this Agreement are for the sole benefit of the Investor and whether or not the Investor is satisfied or unsatisfied shall be determined by the Investor in its sole, absolute and unfettered discretion. If one or more of such conditions precedent are not satisfied on or before the Closing Date and the Investor fails to waive strict compliance therewith, then the Investor shall not be obligated to subscribe for and purchase the Subscribed Units and the Closing shall not proceed and the Investor shall be released from the obligations hereunder.

6.4    Company's Conditions Precedent to Closing

The conditions precedent to the Company's obligations to close the subscription and purchase of the Subscribed Units contemplated herein are as follows:

       (a)  the receipt of the Subscription Price on completion of the Closing;

       (b) regulatory approval, and all other consents and approvals required for the transactions contemplated hereby, shall have been obtained;

       (c) the Company and its counsel shall be satisfied with the legal documentation related to the investment contemplated hereunder; and

       (d) the Investor shall have completed and delivered to the Company the Corporate Placee Registration Form attached hereto as Schedule B for filing with the Exchange.

6.5    Failure to Satisfy Conditions Precedent

The conditions precedent set forth in Section 6.4 of this Agreement are for the sole benefit of the Company and whether or not the Company is satisfied or unsatisfied shall be determined by the Company in its sole, absolute and unfettered discretion. If one or more of such conditions precedent are not satisfied on or before the Closing Date and the Company fails to waive strict compliance therewith, then the Company shall not be obligated to sell and issue the Subscribed Units and the Closing shall not proceed and the Company shall be released from the obligations hereunder.

6.6    Closing Obligations of the Company

At the Closing, the Company shall deliver or cause to be delivered to the Investor the following documents in form satisfactory to the Investor:

       (a)  this Agreement duly executed by the Company;

       (b) a share certificate of the Company representing 357,142 Common Shares duly and validly issued, executed and registered in its name;

       (c) a warrant certificate of the Company representing 178,571 Warrants duly and validly issued, executed and registered in its name; and

       (d) all other documents as the Investor may reasonably request pursuant to the terms and conditions contained in this Agreement.

6.7    Closing Obligations of the Investor

The Investor covenants and agrees with the Company that at the Closing the Investor shall deliver to the Company:

       (a)  this Agreement duly executed by the Investor;

       (b) a certified cheque, bank draft or solicitor's trust cheque in the amount payable to the Company as payment in full of the Subscription Price for the Subscribed Units, as set forth in Section 2.1;

       (c)  confirmation of the consent for the investment under the SBVCA; and

       (d) all other documents as the Company has reasonably requested pursuant to the terms and conditions of this Agreement requiring execution by the Investor.

7.     GENERAL PROVISIONS

7.1    Time of the Essence

Time shall be of the essence of this Agreement.

7.2     Further Acts

Each of the parties shall at the request of any other party, and at the expense of the Company, execute and deliver any further documents and do all acts and things as that party may reasonably require in order to carry out the true intent and meaning of this Agreement.

7.3    No Partnership

Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating a partnership among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

7.4    Parties of Interest

This Agreement shall enure to the benefit of and be binding upon the parties and their respective personal representatives, administrators, heirs, successors and permitted assigns,

7.5    Governing Law

This Agreement shall be exclusively construed and governed by the laws in force in the Province of British Columbia and the laws of Canada applicable therein, and the courts of British Columbia (and Supreme Court of Canada, if necessary) shall have exclusive jurisdiction to hear and determine all disputes arising hereunder. Each of the parties hereto irrevocably attorns to the jurisdiction of said courts and consents to the commencement of proceedings in such courts. This
Section 7.5 shall not be construed to affect the rights of a party to enforce a judgment or award outside said province, including the right to record and enforce a judgment or award in any other jurisdiction.

7.6    Severability

The invalidity or unenforceability of any provision in this Agreement shall not affect the validity or enforceability of any other provision or part of this Agreement, and the parties hereby undertake to renegotiate in good faith any such invalid or unenforceable provision, with a view to concluding valid and enforceable arrangements as nearly as possible the same as those contained in this Agreement.

7.7    Entire Agreement

The provisions contained in this Agreement constitute the entire agreement between the parties with respect to the subject matter and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter of this Agreement.

7.8    Waiver

Failure by any party hereto to insist in any instance upon the strict performance of any one of the covenants contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by any party hereto of any such covenant shall be deemed to have been made unless expressed in writing and signed by the waiving party.

7.9    Amendments

No term or provision hereof may be amended except by an instrument in writing signed by all of the parties to this Agreement.

7.10   Notices

All notices, demands and payments under this Agreement must be in writing and may be delivered personally or by facsimile transmission to the addresses and facsimile numbers as first written above or to such other addresses and facsimile numbers as may from time to time be communicated in writing by the parties. All notices shall be deemed to have been given and received on the next business day following the date of facsimile transmission or personal delivery, as the case may be.

7.11   Counterparts

This Agreement may be executed in several counterparts (including by fax), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original and such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date when first written above.

NORTRAN PHARMACEUTICALS INC.


Per:
     /s/ Sheila Grant
     ----------------------------------
     Authorized Signatory

FUTUREFUND CAPITAL (VCC) CORP.


Per:
     /s/ Gordon D. Skene
     ----------------------------------
     Authorized Signatory

                                       Schedule A

                                  Financial Statements
                                  --------------------

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

Vancouver, Canada,                                         /s/ ERNST & YOUNG LLP
January 20, 2000.                                          Chartered Accountants

Nortran Pharmaceuticals Inc.

Incorporated under the laws of British Columbia

                            CONSOLIDATED BALANCE SHEETS

As at November 30                                (expressed in Canadian dollars)

                                                           1999         1998
                                                            $            $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                                4,209,003    3,919,564
Short-term investments [notes 3 and 6]                   2,575,167    1,364,250
Other receivables and prepaid expenses                     258,516      277,260
--------------------------------------------------------------------------------
Total current assets                                     7,042,686    5,561,074
Capital assets [note 4]                                    461,576      649,982
Other assets [note 5]                                    2,359,468    2,597,630
--------------------------------------------------------------------------------
Total assets                                             9,863,730    8,808,686
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                   675,542      366,317
Current portion of obligations under capital
    leases [note 10]                                        60,602       73,414
Current portion long-term debt [note 6]                     68,829       62,385
--------------------------------------------------------------------------------
Total current liabilities                                  804,973      502,116
Obligations under capital leases [note 10]                  41,145       99,554
Long-term debt [note 6]                                     50,161      118,435
--------------------------------------------------------------------------------
Total liabilities                                          896,279      720,105
--------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 7]                                  25,282,040   19,951,850
Deficit                                                (16,314,589) (11,863,269)
--------------------------------------------------------------------------------
Shareholders' equity                                     8,967,451    8,088,581
--------------------------------------------------------------------------------
Liabilities and shareholders' equity                     9,863,730    8,808,686
================================================================================

Commitments and contingencies [note 10]

See accompanying notes

On behalf of the Board:

                    /s/Robert W. Rieder               /s/ Michael Walker
                    Director                          Director

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

                                     Schedule B
                           Corporate Placee Registration Form
                           ----------------------------------

                                      FORM 4D
                                      -------

                         CORPORATE PLACEE REGISTRATION FORM
                         ----------------------------------

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation or other entity (the "Company") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Company must notify the Exchange prior to participating in further placements with Exchange listed companies.

1.     Name of Company:

       -------------------------------------------------------------------------

2.     Address of Company's Head Office:

       -------------------------------------------------------------------------

3.     Jurisdiction of Incorporation:

       -------------------------------------------------------------------------

4. If the Company will be purchasing securities as principal, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Company:

       -------------------------------------------------------------------------

5. The undersigned acknowledges that it is bound by the provisions of the British Columbia Securities Act including, without limitation, sections 87 and 111 concerning the filing of insider reports and reports of acquisitions.

6.     For Companies which are BC reporting issuers:

       If the Company will be purchasing as a portfolio manager, please check the box and complete the Additional Undertaking and Certification set out
       below.                                                [  ]

Dated at                               on                                      .
        -------------------------------  --------------------------------------

                                         ---------------------------------------
                                         (Name of Purchaser - please print)

                                         ---------------------------------------
                                         (Authorized Signature)

                                         ---------------------------------------
                                         (Official Capacity - please print)

                                         ---------------------------------------
                                         (please print name of individual whose
                                         signature appears above, if different
                                         from name of purchaser printed above)

Additional Undertaking and Certification - Portfolio Manager:

If the undersigned is a portfolio manager purchasing as agent for accounts that are fully managed by it, the undersigned acknowledges that it is bound by the provisions of the Securities Act (British Columbia) (the "Act"), and undertakes to comply with all provisions of the Act relating to ownership of, and trading in, securities including, without limitation, the filing of insider reports and reports pursuant to Section 111 of the Act.

If the undersigned carries on business as a portfolio manager in a jurisdiction outside of Canada, the undersigned certifies that:

      a) it is purchasing securities of the Issuer on behalf of managed accounts over which it has absolute discretion as to purchasing and selling, and in respect of which it receives no instructions from any person beneficially interested in such accounts or from any other person;

      b) it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a
          "portfolio manager" business) in                      [jurisdiction],
                                          ----------------------
          and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

      c) it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

      d) the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000;

      e) it does not believe, and has no reasonable grounds to believe, that any resident of British Columbia has a beneficial interest in any of the managed accounts for which it is purchasing; and

      f) it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

Dated at                               on                                      .
        -------------------------------  --------------------------------------

                                         ---------------------------------------
                                         (Name of Purchaser - please print)

                                         ---------------------------------------
                                         (Authorized Signature)

                                         ---------------------------------------
                                         (Official Capacity - please print)

                                         ---------------------------------------
                                         (please print name of individual whose
                                         signature appears above, if different
                                         from name of purchaser printed above)

                            THIS IS NOT A PUBLIC DOCUMENT
                                    ---

              EMPLOYMENT AGREEMENT


This Agreement is made as of the 19th day of March, 1998.

Between:

ROBERT RIEDER of 1111 Canyon Boulevard, North Vancouver, B.C., V7R 2K5

(hereinafter referred to as the "Employee") and NORTRAN PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of British Columbia and having its registered office at 700 - 625 Howe Street, Vancouver B.C. V6C 2T6

(hereinafter referred to as the "Company")

WHEREAS:

A. The Company is engaged in pharmaceutical research and development (the "Business");

B. The parties wish by this agreement to record the terms and conditions on which the Employee has agreed to serve as President and Chief Executive Officer for the Company.

NOW THEREFORE in consideration of the mutual covenants contained in this agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.0   Employment

Scope

1.01 The Company agrees to employ and the Employee agrees to serve the Company as President and Chief Executive Officer, during the Term.

Term

1.02 The term of this Agreement shall commence April 16, 1998 until this Agreement is terminated in accordance with Part 4.0 (the "Term").
Reporting

1.03 The Employee shall report to and be directly responsible to the Board of Directors (the

"Board") of the Company.

Outside Directorships; Professional Development

1.04 The Employee will be permitted to accept up to two outside directorships, and also to engage in reasonable professional development activities in addition to the duties described below.

2.0  Compensation

Salary

2.01 The Company agrees to pay the Employee and the Employee agrees to accept as remuneration for his services an annual salary in the amount of CDN$200,000 in the first year payable by equal monthly installments, exclusive of any other benefits referred to herein. The salary will be reviewed annually. "Annual salary" shall not include any other compensation such as bonus, stock options or benefits.

New Stock Options

2.02 Subject to receipt by the Company of shareholder and regulatory approval, the Company will grant the Employee an option to purchase up to 600,000 common shares in the capital of the Company. The options will vest to the Employee over four years, with 120,000 shares vesting immediately and 120,000 shares vesting on each subsequent anniversary of this Agreement, subject to the terms and conditions set out in the Company's Incentive Share Option Plan (the "Plan") . It is understood the Plan is currently under review and expected to be voted on by Company's members at its annual general meeting in May, 1998.

Current Stock Options

2.03 The incentive stock options granted by the Company to the Employee prior to the date of this Agreement shall terminate on the commencement date of the Term except that the portion of such stock options which has vested as of the commencement date of the Term shall be exercisable by the Employee for a period of 30 days thereafter.

Bonus

2.04 The Employee may be eligible for an annual bonus, if certain objectives agreed between the Board and the Employee are met, which will be based upon options to purchase up to 50,000 common shares per year on the terms to be determined in accordance with the Plan. The amount of the bonus, if any, will be determined by the Board.

Benefits

2.05 The Employee may participate in all employee benefit programs maintained by the Company, including any group disability insurance plan, medical and dental plans, on the same terms and conditions as provided to other senior officers of the Company.

Vacation

2.06 The Employee shall be entitled to four weeks vacation annually to be scheduled when mutually agreed by the parties.

Expenses

2.07 The Company shall reimburse the Employee for all reasonable out of pocket expenses actually, necessarily and properly incurred by him in the normal discharge of his duties for the Company. Reimbursement shall be paid against an itemized statement of expenses together with supporting invoices where applicable.

3.0   Obligations of the Employee

Duties

3.0l   The Employee shall perform such duties as are consistent with the job description set out in Schedule "A" and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to him by the Board consistent with his employment and status as President and Chief Executive Officer.

Authority

3.02 The Employee is authorized, subject to the other provisions of this Agreement to do all acts and things that the Employee in his discretion deems necessary or desirable to carry out his duties provided that the Employee will not make purchases or authorize work without the Company's approval unless the expenditure has been authorized in a budget approved by the Board, or the expenditure arises in circumstances which constitute an emergency requiring immediate action for the protection of the Company.

Books and Records

3.03 The Employee will cause to be maintained accurate and complete books and records of the Business, preserving all accounts, records, invoices, receipts, vouchers, books, files, and other documents in an orderly and organized manner available for inspection at any time by any member of the Board.

Access to Information

3.04 The Company will provide the Employee with all information and access to documents and premises as are available and are requested by the Employee to enable him to perform his duties.

Indemnity by the Company

3.05 The Company will indemnify the Employee against any and all claims, losses, actions, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable legal fees), arising by the Employee carrying out his duties or authority, except those which arise from fraudulent acts or omissions by the Employee. This indemnity shall survive termination of this Agreement.

Imported Intellectual Property

3.06 The Employee agrees that he will not use or bring to the Company any technical information, data, trade secrets, processes, products, formulae, investigations or other intellectual property which is the property of any previous employer.

Ownership of Work Product

3.07 Any discoveries, ideas and suggestions, reports, documents, concepts, products, inventions and improvements, technology, formulae and processes together with the nature and results of research and development activities, any marketing schemes, business, joint venture or marketing contacts, or any business opportunities prepared, produced, developed, or acquired at the Employee's direction or by the Employee, whether or not conceived or made during normal working hours and whether or not the Employee is specifically instructed to make or develop the same (collectively, the "Work Product") shall belong to the Company.

Disclosure

3.08 The Employee will disclose and transfer to the Company all Work Product and execute and deliver to the Company all instruments or papers necessary to perfect and enforce the exclusive ownership and enjoyment of the Work Product by the Company in all countries.

Confidentiality

3.09 The Employee will not disclose any Work Product to any person unless expressly authorized by the Company in writing. The Employee will comply with such directions as the Company shall make to ensure the confidentiality of all Work Product.

Competition

3.10 The Employee agrees not to compete with the Company in any way for the longer of:

a. the period in respect of which he is receiving compensation on termination as set out in clause 4.05; or

b.   twelve (12) months following the date of termination of his employment,

without the written consent of the Company. This means the Employee will not individually or in partnership or conjunction with any other person or persons, fin-n or corporation as employee, principal, officer, agent, shareholder or in any other manner whatsoever directly or indirectly carry on or be engaged or concerned with or interested in or advise or act as consultant for, lend money to, guarantee the debts or obligations of, or otherwise provide financial assistance for, or permit his name to be used in any research activity or otherwise in competition with the Company.

4.0   Termination

By the Employee

4.01 The Employee may terminate this Agreement and his employment by giving, the Company three (3) months' written notice. Monies owed by the Employee to the Company up to the date of termination shall be then paid by the Employee to the Company.

By the Company

4.02 Subject to clause 1.02, the Company may terminate this Agreement and the employment of the Employee summarily without notice or payment in lieu of notice:

a. for cause that would, at common law, permit the Company to terminate the Employee without notice. Examples of conduct which may constitute "cause" include the following: wilful breach or non-observance of this Agreement in a matter of substance, negligent performance of duties in a matter of substance, or insubordination in a matter of substance; and


b. if the Employee files a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors.



<PAGE
Page 216


Notice of Termination

4.03   The Company shall communicate termination by written Termination
Advice. "Termination Advice" means a notice which indicates the specific termination provision of this Agreement relied upon and sets forth in reasonable detail the facts and circumstances to provide a basis for the termination. No purported termination shall be effective without a Termination Advice.

Duties Upon Termination

4.04   If this employment is terminated, the Employee agrees to deliver to the
Company:

b. a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination; and

c. all documents pertaining to the Company or this Agreement, including but not limited to all books of account, records, formulae and processes, correspondence and contracts which may be in the Employee's possession or control.

Compensation on Termination

4.05 If the Company terminates the employment of the Employee without cause, the Company shall pay to the Employee a severance amount (the "Severance Amount"), at the rate in effect on the date of the Notice of Termination equal to:

a. in the first twelve months of the Term, eight months remuneration in lieu of notice;

b.   if in the second twelve month period, ten months remuneration; and

c.   if after the second twelve month period, twelve months remuneration.

The Severance Amount shall be accepted by the Employee in full and complete satisfaction of any claims to severance pay, pay in lieu of notice or damages for dismissal, termination pay, any redundancy payment to which the Employee may then be entitled, and any other compensation or payment to which the Employee may be entitled pursuant to any claim that he may have on the grounds of constructive, wrongful or unfair dismissal or any other claim the Employee may have pursuant to any statutory or common law provision, and shall be paid in full on the date of termination. The Employee acknowledges, agrees, and accepts these terms, as conditions of this Agreement

The Employee may elect to have the Severance Amount paid to him in a single lump sum which shall be paid within thirty (30) days of the date of election.

Mitigation

4.06 The Employee need not mitigate any payments provided in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment created by this clause be reduced by any compensation earned by the Employee through employment permitted by this Agreement with another employer after the date of termination or otherwise.

5.0   Dispute Resolution

5.01 All questions or matters in dispute shall be resolved by mediation and, if mediation is not successful within thirty (30) days, be finally determined by arbitration using a single arbitrator following the rules of the British Columbia Center for Commercial Arbitration.

6.0   Miscellaneous

6.01   The laws of British Columbia and Canada shall govem this Agreement.

6.02   This Agreement is not assignable by either party.

6.03 This Agreement shall enure to the benefit of and be enforceable by the Employee's legal representatives, executors, administrators, heirs, and successors. If the Employee should die while any amounts are still payable to him under this agreement, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his legal representatives, executors, administrators, heirs, and successors or, if there be no such designee, to his estate.

6.04 This Agreement represents the entire Agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

6.05 Notices shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, if mailed, upon the first to occur of actual receipt or forty-eight (48) hours after being mailed in Canada, postage prepaid, registered or certified mail, return receipt requested, addressed to the Company or the Employee at the address shown on page one of this letter or at such other address as may be specified in writing to the other party, but notice of a change of address shall be effective only upon actual receipt; and provided that if there is interruption in the ordinary postal service, all notices shall be delivered and not mailed.

6.06 Waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

6.07   Time shall be of the essence.

6.08   All references herein to dollar amounts refer to Canadian funds.

6.09 The recitals are an integral part of the Agreement and incorporated by reference.

6.10 The Agreement is subject to all necessary regulatory approvals and acceptances.

7.0   Agreement Voluntary and Equitable

7.01 Each of the parties acknowledge and declare that they have carefully reviewed and understand this Agreement including the Employee's rights upon termination and the restrictions on the Employee after termination, and acknowledge and agree that the terms are mutually fair and equitable. Each party was fully and plainly instructed to obtain independent legal and tax advice and each of them acknowledge that they have executed voluntarily understanding the nature and effect of this Agreement after receiving such advice.

In Witness Whereof the Company has caused its corporate seal to be affixed by and in the presence of its duly authorized officers on that behalf and the Employee has set his hand and seal as of the day and year first above written.

SIGNED, SEALED AND DELIVERED)
by the employee in the presence of:   )
                                      )
 /s/Sheila Grant                      )
--------------------------------------)
Signature                             )
                                      )
Sheila Grant                          )
--------------------------------------)
Name                                  )
                                      )             /s/Bob Rieder
                                      )          ------------------------
c/o Nortran Pharmaceuticals           )             ROBERT RIEDER
--------------------------------------)
Address                               )
                                      )
Business Manager                      )
--------------------------------------)
Occupation                            )


NORTRAN PHARMACEUTICALS INC.
By its Authorized signatory:


   /s/Michael Walker
---------------------------------------

                                   Schedule "A"

Duties and Responsibilities of the President and Chief Executive Officer of the Company

Services
The Employee is expected to be engaged full time in this position subject to the outside directorships and professional development activities contemplated by clause 1.04.

The Employee's primary duties will relate to the supervision and guidance of the Business. The Employee shall select and evaluate the Company's activities and report to and advise the Board concerning same.

Specifically the Employee will:

1 .   negotiate, enter into and supervise the performance of contracts for, on behalf of, or in the name of the Company;

2. engage support personnel, and other agents as may be necessary for the proper administration and operation of the Business;

3 .   hire, train, and discipline as and when required the employees and other personnel the Employee considers reasonable and necessary for the Business;

4. notify the Board promptly of any lawsuit, government order or action, or any threat thereof that becomes known to the Employee that might adversely affect the interest of the Company, provided that in the case of a threat, actual steps to enforce such threat must either have become known to the Employee or appear imminent;

5 .     assist the Company in complying with all applicable present and future laws, orders, rules, and regulations, it being understood that the Employee shall not be responsible for the Company's failure to comply unless he is negligent or has committed a willful act or omission in the perfon-nance of his duties;

6. give general business and technical advice concerning the Business and the affairs of the Company and long term planning, development and realization of strategy development;

7. assist in the purchase and operation of equipment the Company may require;

8 .   establish budgets, financial plans, and financial controls or assist the
Company in obtaining such services for the review and approval of the Board. If there is any material change to any of these items the Employee will promptly prepare and submit to the Board revisions reflecting the material change;

9. create, implement, manage, and operate all internal systems relating to finances, human resources, inventory, money management and cash flow pertaining to the operation of the Company and the Business;

10. provide and supervise office administration, medical and laboratory professional and technical staff, secretarial, and bookkeeping services;

11.   attend to the purchase and sale of capital assets of the Company;

12. assist the Company in obtaining and maintaining financing for its activities;

13. assist the Company to obtain, develop, and maintain contacts with other persons, government agencies or companies who might assist in developing and meeting business and corporate objectives;

14. undertake public relations and communication campaigns to make the public, medical practitioners and researchers aware of the Company and the Business;

15. perform all other functions relating to administration and promotion as in his opinion as approved by the Board may advance the interests of the Company; and

16. exercise all other powers and perform all other duties normally incident to the office of President and Chief Executive Officer, execute all documents required to implement his duties as President and Chief Executive Officer of the Company, including but not limited to agreements, requisitions, orders for the supply of equipment or services, reports, et cetera and exercise such other powers and perform such other duties as from time to time may be assigned to him by the Board.

Without limiting the above, the Employee acknowledges that his achievements during the first year of this Agreement are expected to include the following:

1 .   listing the Company for trading on The Toronto Stock Exchange; and

2. raising at least $8,000,000 of additional equity to finance the Company's further operations.

                                                          Page 1 of 2
Page 221

                  AMENDMENT


Effective and valid as of March 20, 2001 by and between


Robert Rieder of #407-1477 Fountain Way, Vancouver, BC. V6H 3W9
(hereinafter referred to as the "Employee")

and,

Nortran Pharmaceuticals Inc., 3650 Wesbrook Mall, Vancouver BC V6S 2L2 (hereinafter referred to as the "Company")


WHEREAS

1. The parties have entered into an employment agreement as of March 19, 1998 (the "Agreement");

2. The Company is contemplating certain transactions which could result in a Change of Control as defined below; and

3. The Company wishes to motivate the Employee to diligently pursue such Change of Control transactions.


NOW THEREFORE, the parties hereby agree to amend certain terms of the Agreement as follows (the "Amendments"):

1. The Company agrees to increase the annual salary of the Employee from $200,0000 to $245,000 starting January 1, 2001.

2. Upon a Change of Control of the Company, as defined below, the Employee shall be deemed to have been terminated, with the severance provisions defined in Section 3 hereof, provided the Employee remains available to the new entity, if required by the new entity, for up to 3 months after the Change of Control.

   Change of Control be defined as when:

i) there is an occurrence of an event whereby any person or entity becomes the beneficial owner of shares representing 50% or more of the combined voting power of the voting securities of the Corporation, or

ii) there is a merger or consolidation of the Corporation with one or more corporations as a result of which, immediately following such merger or consolidation, the shareholders of the Corporation as a group will hold less than a majority of the outstanding capital stock of the surviving corporation.

                                                          Page 2 of 2
Page 222


3. The Company agrees to pay the Employee and the Employee agrees to accept the following compensation package upon a Change of Control:

i) A cash compensation equivalent to two year of salary, payable on the effective date of termination;

ii) The following outstanding options be vested immediately upon the Change of Control:

a)   all options not subject to achievement of objectives or milestones; and
b)   50% of options subject to achievement of objectives not already achieved.

The expiry date of all of the above options shall be extended for 5 years from the date of Change of Control irrespectable whether the Employee stay in the new entity or not. The extension of expiry date shall not exceed the maximum term allowed under the Company's Stock Option Plan that options must be exercised no later than 10 years from the date of grant.

iii) All current coverage of medical and life insurance benefits, other than key man insurance, for the Employee shall continue for the period defined by the salary payment, or until they are employed elsewhere, whichever is earlier.


All conditions, obligations and provisions of the Agreement will continue to be in force until the later termination date.




/s/Robert Rieder                          /s/Dr. Michael Walker
--------------------------                ---------------------------
Employee's Signature                      Authorized Signatory
                                          Nortran Pharmaceuticals Inc.

May 31, 2001                              May 31, 2001
--------------------------                ---------------------------
Date                                      Date

THIS EMPLOYMENT AGREEMENT is made as of the 24th day of November, 1998.

Between:

GREGORY N. BEATCH, of
3635 West 20th Avenue
Vancouver, BC

(the "Employee")

and

NORTRAN PHARMACEUTICALS INC., a corporation incorporated under the laws of the Province of British Columbia and having its registered office at Suite 700, 625 Howe Street, Vancouver B.C. V6C 2T6

(the "Company")

WHEREAS:

A. The Company is engaged in pharmaceutical research and development (the "Business");

B. The Company and the Employee previously entered into an agreement dated the 25th day of June, 1997 (the "First Agreement");

C. The parties wish to terminate the First Agreement and enter into this Agreement to record the terms and conditions of the Employee's employment with the Company.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the parties agree as follows:


1.      Employment

Scope

1.1 Subject to the terms of this Agreement, the Company agrees to employ the Employee, and the Employee agrees to serve the Company, during the Term (hereinafter defined). This Agreement supercedes the First Agreement. Paragraphs 11 through 16 (inclusive) of the First Agreement shall survive its termination.

Term

1.2 The term of this Agreement (the "Term") shall commence on June 1, 1998 and shall continue until this Agreement is terminated in accordance with Part 4. However the parties agree that the Employee's employment with the Company commenced on June 25, 1997, as Vice President Research. The parties further agree that the termination of the First Agreement upon the execution of this Agreement does not constitute a dismissal of the Employee or an interruption of the Employee's employment with the Company.

Reporting

1.3 The Employee shall report and be directly responsible to the Company's President or such other senior officer as the President may designate.


2.     Compensation

Salary

2.1 The Employee shall be paid an annual salary in the amount of Cdn $125,000 for the Employee's services, payable semi-monthly in arrears.

Benefits

2.2 The Employee may participate in all employee benefit programs maintained by the Company, including any group disability insurance plan, medical and dental plans, on the same terms and conditions as provided to other employees of the Company.

Vacation

2.3 The Employee shall be entitled to 3 weeks paid vacation annually, to be taken in accordance with the Company's vacation policy. This vacation to be scheduled when mutually agreed by the parties.

Expenses

2.4 The Company shall reimburse the Employee for all reasonable out of pocket expenses actually, necessarily and properly incurred in the normal discharge of the Employee's duties for the Company. Reimbursement will be paid against an itemized statement of expenses together with supporting invoices where reasonably obtainable.

Statutory Deductions

2.5 All payments to be made by the Company to, and benefits received by, the Employee shall be subject to all applicable statutory deductions for taxes, unemployment insurance and pension contributions, and such other deductions as may be agreed upon by the parties for private insurance, medical and dental plans.

Options

2.6 In accordance with Company policy, 130,000 employee stock options have been granted to the Employee.

3.      Obligations of the Employee

Duties

3.1 The Employee shall act as Vice President Research, and shall perform such duties as are consistent with the job description set out in Schedule "A" and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to the Employee by the President or by such senior officer as designated by the President.

Imported Intellectual Property

3.2 The Employee agrees to not use or bring to the Company any technical information, data, trade secrets, processes, products, formulae, investigations or other intellectual property which is the property of any previous employer.

Ownership of Work

3.3 Any discoveries, ideas and suggestions, reports, documents, concepts, products, inventions and improvements, technology, formulae and processes together with the nature and results of research and development activities, any marketing schemes, business, joint venture or marketing contacts, or any business opportunities relating to the Company's present or intended business, prepared, produced, developed, or acquired by the Employee or at the Employee's direction, whether or not conceived or made during normal working hours and whether or not the Employee is specifically instructed to make or develop the same (collectively, the "Work Product") shall belong to the Company.

Disclosure

3.4 The Employee shall promptly disclose and transfer to the Company all Work Product and execute and deliver to the Company all instruments and other documents necessary to perfect and enforce the exclusive ownership and enjoyment of the Work Product by the Company in all jurisdictions. If the Company is unable, after reasonable effort, to secure the Employee's signature on any such instruments or other documents, the Employee hereby irrevocably designates and appoints the Company on his behalf to execute, verify and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, and other rights and protections with the same legal force and effect as if executed by the Employee.

Confidentiality

3.5 The Employee agrees during the Term and for a period of five years thereafter, to refrain from discussing, except with other employees and officers of the Company and only to the extent necessary to carry out any required work, any and all technical or confidential information or data, trade secrets, processes, products, formulae, Work Product, inventions, other intellectual property or property of any kind whatsoever belonging to the Company, whether patentable or unpatentable, conceived, obtained, made or developed by or with the knowledge of the Employee during his/her employment with the Company with any person, without the specific prior authorization to do so by the President of the Company during the Term or thereafter. The Employee further agrees that he/she shall not conduct interviews with the media, publish works or discuss the nature of the Company's business with any person, except with other employees and officers of the Company and only to the extent necessary to carry out any required work, without the specific prior authorization by the President of the Company to do so. The Employee understands that the Company will, from time to time, receive information from third parties ("Third Party Information") that is confidential or proprietary and that is subject to restrictions on the Company's use and disclosure. The employee shall hold Third Party Information in the strictest confidence and shall not disclose or use Third Party Information except as permitted by agreement between the Company and the relevant third party, unless expressly authorized, in writing, to act otherwise by a senior officer of the Company.

Competition

3.6 The Employee shall not compete with the Company in any manner for a period of 24 months following the conclusion of the Term, without the written consent of the Company. This means the Employee shall not individually or in partnership or conjunction with any other person or persons, firm or corporation as employee, principal, officer, agent, shareholder or in any other manner whatsoever directly or indirectly carry on or be engaged or concerned with or interested in or advise or act as consultant for, lend money to, guarantee the debts or obligations of, or otherwise provide financial assistance for, or permit the Employee's name to be used in any research activity or otherwise in competition with the Company.

Nonsolicitation

3.6 During the term of this Agreement and for one (1) year after its termination, the Employee will not personally or through others recruit, solicit or induce any employee, advisor or consultant of the Company to terminate his or her relationship with the Company


4.     Termination

By the Employee or the Company

4.1 Either party may terminate this Agreement and the Employee's employment with the Company (the "Termination") by giving the other party at least 3 months advance written notice. Monies owed by either party to the other up to the conclusion of the Term shall be then paid by the party owing the same on or before the effective date of Termination.

By the Company

4.2 The Company may terminate this Agreement and the employment of the Employee summarily without notice or payment in lieu of notice:

(a) for cause that would, at common law, permit the Company to terminate the Employee without notice. Examples of conduct which may constitute "cause" include the following: willful breach or non-observance of this Agreement in a matter of substance, negligent performance of duties in a matter of substance, or insubordination in a matter of substance; and

(b) if the Employee files a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors.

Notice of Termination

4.3 Notice of Termination shall be communicated by written Termination Advice. "Termination Advice" means a notice which specifies the final day of the Employee's employment with the Company, signed by the party giving the notice of Termination. No purported Termination shall be effective without a Termination Advice.

Duties Upon Termination

4.4 On or before the effective date of Termination, the Employee shall promptly deliver to the Company-

(a) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the effective date of Termination; and

(b) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, records, formulae and processes, correspondence and contracts which may be in the Employee's possession or control.


5.     Miscellaneous

5.1 This Agreement shall be governed by the laws of British Columbia and the laws of Canada applicable therein.

5.2 This Agreement is not assignable by either party. An assignment by operation of law shall be deemed not to be an assignment for the purposes of this Agreement.

5.3 If the Employee should die while any amounts are still payable to or by the Employee, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Employee's legal representatives, executors, administrators, heirs, or, if there be no such designee, to the Employee's estate.

5.4 This Agreement represents the entire agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements the Employee may have had with the Company or any of its officer or agents.

5.5 Notices shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, if mailed, upon the first to occur of actual receipt or three business days after the date on which it was mailed within Canada, postage prepaid, registered or certified mail, return receipt requested, addressed to the Company or the Employee at the address shown on the first page of this Agreement or at such other address as may be specified in writing to the other party, except that notice of a change of address shall be effective only upon actual receipt. Notwithstanding the foregoing, if there is an interruption in postal service, all notices shall be personally delivered during the period of interruption.

5.6 Waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

5.7     Time shall be of the essence.

5.8 The obligations set forth in section 3 shall survive the expiry date or earlier termination of this Agreement.

5.9 If the Employee is an insider of the Company, the Company's obligations under this Agreement shall be subject to the Company's receipt of all necessary regulatory approvals to the Agreement.

6.     Agreement of Voluntary and Equitable

6.1 Each of the parties acknowledge that they have carefully reviewed and understand the provisions of this Agreement, including but not limited to the restrictions on the Employee after termination of this Agreement, and the parties acknowledge and agree that the terms are mutually fair and equitable. It was fully and plainly recommended to the Employee that independent legal and tax advice be obtained prior to entering into this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written notwithstanding its actual date of execution.

SIGNED, SEALED AND DELIVERED
By the Employee in the presence of:

/s/Sheila Grant                          )
-----------------------------------------)
Signature                                )
                                         )          /s/Greg Beatch
                                         )          ----------------------
Sheila Grant                             )          Employee's Signature
-----------------------------------------)
Name                                     )
                                         )
c/o Nortran Pharmaceuticals Inc.         )          /s/Bob Rieder
-----------------------------------------)          ----------------------
Address                                  )          Authorized Signature

NORTRAN PHARMACEUTICALS INC.

                                    Schedule "A"

                    Employee's Duties and Responsibilities

Services

The Employee's services shall be provided to the Company on a full time basis.

The Employee's primary duties will relate to the research of the Company's science. The Employee's duties will also include participation in the management of the development of the Company's products.

Specifically, the Employee's duties shall include (but not be limited to) the following:

Responsible for initiating, directing and executing the scientific research strategy for the Company, through research staff which are critical to corporate strategies and image. Investigates the feasibility of applying a wide variety of scientific principles and concepts to potential inventions, products and problems. Plans and executes laboratory research. Maintains broad knowledge of state-of-the-art principles and theory. Makes major contributions to scientific literature and conferences. Serves as in-house consultant. Acts as spokesperson on corporate research and development. Acts as advisor to top management on scientific issues. Participates in development of patent applications. Participates in product development strategy for the Company. Responsible for management and professional development of research group. Interfaces with various departments. As part of senior management group, contributes to key decisions which govern the overall strategic plan for the Company.