Form 20-F
period 2001-11-30
CARDIOME PHARMA CORP
filed 2002-04-26
CIK 1036141

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                            FOR THE FISCAL YEAR ENDED
                                NOVEMBER 30, 2001

                                        or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934.

                         Commission file number 0-29338

                              CARDIOME PHARMA CORP.
--------------------------------------------------------------------------------
             (Exact Name of the Registrant Specified in its Charter)

                                     Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

            3650 Wesbrook Mall, Vancouver, British Columbia  V6S 2L2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

          Title                        Name of Each Exchange on Which Quoted
   -------------------             ---------------------------------------------
      Common Shares                             NASD OTC Bulletin Board

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

10,308,962 Common Shares as of November 30, 2001 (after giving effect to a four-to-one reverse stock split completed March 8, 2002)

Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              YES  [X]   NO  [ ]

Indicate by check mark which financial statement item the Company has elected to follow.
                          Item 17  [X]   Item 18  [ ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                               NOT APPLICABLE

FORWARD-LOOKING STATEMENTS AND RISK FACTORS
-------------------------------------------

   Some of the statements in this Annual Report on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on its current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to (1) future revenues, expenses and profitability, (2) the future development and expected growth of the Company's business and the biotech industry, (3) the Company's ability to successfully execute its business model and business strategy, (4) projected capital expenditures, and (5) trends in government regulation.

   Forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, carefully consider the risks outlined under "Item 3. Key Information - Risk Factors".

   Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Moreover, the Company does not assume and no other person assumes responsibility for the accuracy and completeness of these statements. The Company does not promise to update forward-looking information to reflect actual results or changes in assumptions.

                               TABLE OF CONTENTS

PART I                                                                         4

ITEM 1.  Identity of Directors, Senior Management and Advisers                 4

ITEM 2.  Offer Statistics and Expected Timetable                               4

ITEM 3.  Key Information                                                       4

ITEM 4.  Information on the Company                                           17

ITEM 5.  Operating and Financial Review and Prospects                         33

ITEM 6.  Directors, Senior Management and Employees                           36

ITEM 7.  Major Shareholders and Related Party Transactions                    51

ITEM 8.  Financial Information                                                53

ITEM 9.  The Offer and Listing                                                53

ITEM 10. Additional Information                                               54

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk           63

ITEM 12. Description of Securities Other than Equity Securities               63

PART II                                                                       63

ITEM 13. Defaults, Dividend Arrearages and Delinquencies                      63

ITEM 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds                                                  63

ITEM 15. Reserved                                                             63

ITEM 16. Reserved                                                             64

PART III                                                                      64

ITEM 17. Financial Statements                                                 64

ITEM 18. Financial Statements                                                 64

ITEM 19. Financial Statements and Exhibits                                    64

EXHIBIT LIST                                                                   I

                               CARDIOME PHARMA CORP.

   The information set forth in this Annual Report on Form 20-F is as of March 31, 2002 unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On April 18, 2002, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.6350 based upon the Federal Reserve Bank of New York noon buying rate. All references to number of shares and similar information gives effect to a four-to-one share consolidation (reverse stock split) we completed on March 8, 2002. As used in this Annual Report, unless the context otherwise indicates, the terms "we," "us," "our," and similar terms, as well as references to "Cardiome" or the "Company" mean Cardiome Pharma Corp.

                                     PART I

         ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

N/A.

               ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

N/A.

                            ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA
-----------------------

   The following selected consolidated financial data has been derived from, should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements of Cardiome prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 16 to the consolidated financial statements included herein. This financial data should be read in conjunction with Cardiome's consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Item 5. Operating and Financial Review and Prospects".

   The following financial data is expressed in Canadian dollars as used in the Company's financial statements. The exchange rate for conversion to US dollars is detailed below in this Item 3, under the heading "Currency Exchange Rates".

                                                            Cardiome Consolidated Financial Data

                                                                    Years Ended November 30
                                    ----------------------------------------------------------------------------
                                         2001            2000            1999            1998            1997
                                    ----------------------------------------------------------------------------
OPERATING DATA
Revenue
Research collaborative, licensing
and option fees                     $   197,028     $    92,095     $   482,876     $   228,767            -
Grant income                             88,137         135,363          45,810           4,234     $    22,260
Interest and other income               347,078         495,894         258,395         320,286         106,187
----------------------------------------------------------------------------------------------------------------
                                        632,243         723,352         787,081         553,287         128,447
----------------------------------------------------------------------------------------------------------------
LOSS, Canadian GAAP                 $(7,157,885)    $(6,495,636)    $(4,451,320)    $(5,168,419)    $(2,749,088)
Basic and Diluted Loss per common
share, CDN GAAP                     $     (0.69)    $     (0.69)    $     (0.66)    $     (0.82)    $     (0.61)
Weighted average number of
outstanding common shares,
CDN GAAP                             10,304,579       9,359,210       6,707,933       6,320,169       4,511,512
----------------------------------------------------------------------------------------------------------------
LOSS, Canadian GAAP                 $(7,157,885)    $(6,495,636)    $(4,451,320)    $(5,168,419)    $(2,749,088)
Adjustment to eliminate retroactive
change in accounting policy                -          1,499,598            -               -               -
Adjustment for stock-based
compensation                            (79,100)       (207,900)        (51,000)       (129,000)       (237,500)
Amortization of other assets           (102,720)           -               -               -               -
----------------------------------------------------------------------------------------------------------------
LOSS, U.S. GAAP before
cumulative effect of change
in accounting policy                 (7,339,705)     (5,203,938)     (4,502,320)     (5,297,419)     (2,986,588)
Cumulative effect of change in
accounting policy                    (1,499,598)           -               -               -               -
----------------------------------------------------------------------------------------------------------------
LOSS, U.S. GAAP                     $(8,839,303)    $(5,203,938)    $(4,502,320)    $(5,297,419)    $(2,986,588)
----------------------------------------------------------------------------------------------------------------

Loss per common share, US GAAP:
Before change in accounting policy  $     (0.71)    $     (0.56)    $     (0.67)    $     (0.84)    $     (0.66)
Change in accounting policy               (0.15)           -               -               -               -
Loss per common share, US GAAP      $     (0.86)    $     (0.56)    $     (0.67)    $     (0.84)    $     (0.66)

Weighted average number of
outstanding shares, US GAAP          10,304,579       9,359,210       6,707,933       6,320,169       4,511,512

                                                                     As at November 30
                                    ----------------------------------------------------------------------------
                                         2001            2000            1999            1998            1997
                                    ----------------------------------------------------------------------------
BALANCE SHEET DATA
Total Assets:
CDN GAAP                            $ 6,269,623     $13,072,040     $ 9,863,730     $ 8,808,686     $11,111,530
Unrealized gain on cash equivalents       3,351           9,150            -               -               -
Unrealized gain on short-term
investments                              26,240         108,512            -               -               -
Adjustment for future income taxes      428,000            -               -               -               -
Amortization of other assets           (102,720)           -               -               -               -
US GAAP                             $ 6,624,494     $13,189,702     $ 9,863,730     $ 8,808,686     $11,111,530

Net Assets:
CDN GAAP                            $ 4,013,549     $10,481,434     $ 8,967,451     $ 8,088,581     $10,846,341
Unrealized gain on cash equivalents       3,351           9,150            -               -               -
Unrealized gain on short-term
investments                              26,240         108,512            -               -               -
Adjustment for future income taxes      428,000            -               -               -               -
Amortization of other assets           (102,720)           -               -               -               -
Adjustment for deferred revenue            -          1,499,598            -               -               -
US GAAP                             $ 4,368,420     $12,098,694     $ 8,967,451     $ 8,088,581     $10,846,341

Share Capital:
CDN GAAP                            $32,251,393     $32,235,393     $25,282,040     $19,951,850     $17,541,191
Allocation of proceeds from
share capital to warrants            (1,085,000)     (1,085,000)           -               -               -
Fair value of agents' warrants         (200,000)       (200,000)           -               -               -
US GAAP                             $30,966,393     $30,950,393     $25,282,040     $19,951,850     $17,541,191

Number of Shares Outstanding as
at year-end, CDN & US GAAP           10,308,962      10,303,962       8,975,736       6,918,325       6,273,650
----------------------------------------------------------------------------------------------------------------

   Subsequent to the year ended November 30, 2001, the Company acquired all of the outstanding shares of Paralex, Inc., or Paralex, in exchange for 8,203,396 common shares of Cardiome. The acquisition provides the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. In connection with the acquisition, the Company completed a concurrent unit financing of approximately $30.9 million (the equivalent of approximately U.S.$19.5 million) (the "unit financing"). See "History and Development of the Company - Acquisition of Paralex" under "Item 4. Information on the Company".

   The following summary pro forma financial information has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome, the consolidated financial statements of each of Cardiome and Paralex and notes thereto, contained elsewhere in this Annual Report. The pro forma information reflects the estimated effect of the acquisition of Paralex by Cardiome under Canadian GAAP. The pro forma consolidated balance sheet gives effect to the acquisition and the unit financing as though they occurred on November 30, 2001, and the pro forma consolidated statement of operations for the year ended November 30, 2001 gives effect to the acquisition and the unit financing as though they occurred on December 1, 2000.

                    Summary Pro Forma Financial Information

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA

                                                               Year Ended
                                                            November 30, 2001
                                                            -----------------
Revenue
   Research collaborative, licensing and option fees            $    197,028
   Grant Income                                                       88,137
   Interest and other income                                         347,078
-----------------------------------------------------------------------------
                                                                     632,243
-----------------------------------------------------------------------------
Expenses
   Research and development expenses                            $  5,498,838
   General and administrative expenses                             2,106,770
   Amortization                                                    3,725,101
-----------------------------------------------------------------------------
                                                                  11,330,709
-----------------------------------------------------------------------------

Loss before income taxes                                         (10,698,466)
Deferred income tax recovery                                         260,000
-----------------------------------------------------------------------------
Net loss for the year, CDN GAAP                                 $(10,438,466)
-----------------------------------------------------------------------------

Net loss per common share, CDN GAAP                                    (0.37)

Weighted average number of outstanding shares, CDN GAAP           27,879,515

-----------------------------------------------------------------------------
Net loss for the year, Canadian GAAP                            $(10,438,466)
Adjustment for stock-based compensation                              (79,100)
Amortization of other assets                                        (102,720)
Cumulative effect of change in accounting policy                  (1,499,598)
-----------------------------------------------------------------------------
Net loss for the year, US GAAP                                  $(12,119,884)
-----------------------------------------------------------------------------

Net loss per common share, US GAAP                                     (0.43)

Weighted average number of outstanding shares, US GAAP            27,879,515

CURRENCY EXCHANGE RATES
-----------------------

   In this Annual Report all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of April 18, 2002, the exchange rate for conversion of Canadian dollars into U.S. Dollars was Cdn$1.00 = U.S.$0.6350 The following table sets forth the high and low rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years of the Company. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.


                                               Exchange Rate
                                    Canadian Dollars into U.S. Dollars
                          ------------------------------------------------------
                                         High                 Low
                          ------------------------------------------------------
Month ended March 31, 2002              $0.6342             $0.6267

Month ended February 28, 2002           $0.6295             $0.6207

Month ended January 31, 2002            $0.6290             $0.6200

Month ended December 31, 2001           $0.6396             $0.6254

Month ended November 30, 2001           $0.6363             $0.6241

Month ended October 31, 2001            $0.6418             $0.6334

                                                 Average
                          ------------------------------------------------------
Fiscal year ended November 30, 2001             $0.6476

Fiscal year ended November 30, 2000             $0.6748

Fiscal year ended November 30, 1999             $0.6711

Fiscal year ended November 30, 1998             $0.6763

Fiscal year ended November 30, 1997             $0.7224

Fiscal year ended November 30, 1996             $0.7331



RISK FACTORS
-------------

   You should consider carefully the following risks and other information included in this Annual Report, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. The following risks and uncertainties are not the only ones we face. However, these are the risks our management believes are material. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

We are establishing a new pharmaceutical development business and have no developed or approved products

   We are in the early drug discovery and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. Our proposed products are currently in the research and development stage and no revenues have been generated to date from product sales, nor do we expect to generate any product revenues in the immediate future, if ever. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business. The risks include, but are not limited to:

   * the possibilities that any or all of our potential products will be found to be ineffective,

   * that our products, once developed, although effective, are not economical to market,

   * that third parties hold proprietary rights that preclude us from marketing such products,

   *   that third parties market superior or equivalent products, or

   * we fail to receive necessary regulatory clearances for our proposed products.

   To achieve profitable operations, we must successfully develop, obtain regulatory approval for, introduce and successfully market, at a profit, products that are currently in the research and development phase. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed. We are not currently profitable, and no assurance can be given that:

   *   our research and development efforts will be successful;

   *   that required regulatory approvals will be obtained;

   *   that any product will be safe and effective;

   * that any products, if developed and introduced, will be successfully marketed or achieve market acceptance; or

   * that products can be marketed at prices that will allow profitability to be achieved.

   Our failure to successfully develop, obtain regulatory approval for, or introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

   This Annual Report includes estimates of the number of patients who have received or might have been candidates to use a specific product. There can be no assurance that such estimates accurately reflect the true market or the extent to which such product, if successfully developed, will actually be used by patients. Furthermore, there can be no assurance that sales of such product, if any, for such uses will be profitable even if patient use occurs.

We have limited revenues, a history of significant losses and an accumulated deficit

   We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $7,157,885, $6,495,636, and $4,451,320 for the years ended November 30, 2001, 2000 and 1999 respectively. Our revenues were $632,243, $723,352 and $787,081 for the years ended November 30, 2001, 2000 and 1999, respectively. Our future growth and profitability will be principally dependent upon our ability to successfully complete development of, obtain regulatory approvals for, and market or license our proposed products. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses until such time as we are able to achieve adequate revenue levels. There can be no assurance that we will be able to significantly increase revenues or achieve profitable operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

   While we recently closed an offering through which we raised gross proceeds of approximately $30.9 million (the equivalent of approximately U.S.$19.5 million), we will require substantial capital resources in order to conduct our operations. Our future capital requirements will depend on many factors, including, among other things, the following:

   * continued scientific progress in our discovery, research and development projects;

   *   the magnitude and scope of these activities;

   * our ability to establish corporate collaborations and licensing arrangements;

   * progress with pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, and clinical trials;

   *   the time and costs involved in obtaining regulatory approvals;

   * the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

   * the potential need to develop, acquire or license new technologies and products; and

   *   other factors not within our control.

   We intend to seek such additional funding through corporate collaborations, public or private equity or debt financing and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financing could result in significant dilution to our shareholders. If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

   The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. Certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares.

We have no assurance that any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

   The pre-clinical studies and clinical trials of any products developed by us or our corporate collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the Food and Drug Administration, or FDA, in Canada by the Therapeutic Products Directorate, or TPD, and by other similar agencies in other countries. Any product developed by us or our corporate collaborators, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us or our corporate collaborators, if any, impose significant additional costs on us and our corporate collaborators, diminish any competitive advantages that we or our corporate collaborators may attain and adversely affect our ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by us.

   Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

   We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. In addition, we cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of our products, and there can be no assurance that we will not be required to incur significant costs to comply with current or future laws or regulations or that we will not be adversely affected by the cost of such compliance.

   We believe we can use the safety and efficacy data from clinical trials of oxypurinol in the gout application, to advance the clinical trial process of oxypurinol for the treatment of congestive heart failure. However, there can be no assurance that the FDA will accept this prior clinical data for the congestive heart failure application or that we will be able to proceed with Phase II studies with oxypurinol for congestive heart failure.

We cannot provide assurance that upon development our products will find market acceptance

   There can be no assurance that any products that we or any future corporate collaborators develop, will be approved for marketing or will ever achieve market acceptance. Our developed products, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products we develop will depend on a number of factors, including (1) the establishment and demonstration of the clinical efficacy and safety of the product candidates, (2) their potential advantage over alternative treatment methods and reimbursement policies of government, and (3) third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that we may develop.

We have substantial competition in the pharmaceutical industry and with respect to products we are developing

   The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do.

   Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to what we do. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. We will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives

   We are dependent on certain of our directors, officers, employees, consultants and scientific advisors, the loss of whose services might significantly delay or prevent achievement of our scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain "key person" life insurance on any of our officers, employees or consultants. We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

Our products will rely on licenses of proprietary technology owned by third parties

   The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, the rights to oxypurinol, held by us are under license pursuant to the license with The Johns Hopkins University, or JHU License and the license with ILEX Oncology, Inc., or ILEX License. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that we will be able to obtain licenses or other rights which may be important to us, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

We rely on proprietary technology, the protection of which can be unpredictable and costly

   Our success will depend in part upon our ability and that of our future corporate collaborators, to obtain patent protection or patent licenses. The composition of matter patents for oxypurinol, our key congestive heart failure drug candidate, have expired. The JHU License provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors, or XO Inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. There is no assurance that this is the method of action of XO Inhibitors. In order to obtain patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol. We intend to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There can be no assurance that (1) any patents issued covering such products or any patents licensed to us will not be successfully challenged, (2) such products will not infringe the patents of third parties, or (3) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

   In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements.
The value of our assets could be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. There can be no assurance that third parties may not independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

   Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. There can be no assurance that funds or resources would be available to us in the event of any such litigation. Additionally, there can be no assurance that we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

The inability to manage our future growth could impair our operations and financial results

   Our future growth, if any, may cause a significant strain on our management, operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in our operational, financial, manufacturing and management information systems could have a material adverse effect on our business, financial condition, and results of operations.

   In particular, the anticipated benefits of the acquisition of Paralex will not be achieved unless we are successfully combined with Paralex in a smooth and timely manner. The combination of our business with Paralex will require integration of research and development and administrative operations. The transition to a combined company may require substantial attention from management, which has limited experience in integrating companies. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on our ability to successfully pursue the development of our drug candidates. The risks associated with our absorption of expenses and ongoing cash requirements of Paralex, Inc. will increase the pressure on us to achieve synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired. There can be no assurance of the extent to which cost savings and efficiencies will be achieved by us.

We are uncertain as to our ability to list our common shares on the Nasdaq National Market, Small Cap Market or American Stock Exchange

   We intend to apply to have our common shares listed on either the Nasdaq National Market, Nasdaq SmallCap or the American Stock Exchange, or AMEX. Although we completed a four-to-one share consolidation (reverse stock split) on March 8, 2002, the price of our common shares might not increase proportionately with the decrease in the number of outstanding shares. Accordingly, subsequent share consolidations (or reverse stock splits) could be required in order to comply with minimum bid requirements. Subsequent share consolidations may result in our failing to meet the minimum public float requirement.
Accordingly, even if we are able to become listed, we may not be able to comply with all of the listing criteria required to continue a Nasdaq National Market or SmallCap Market or an AMEX listing. Additionally, we may not be able to maintain the minimum shareholders' equity, market capitalization, net income, public float, market maker and number of shareholder requirements in order to obtain and/or maintain a listing on the Nasdaq National Market, Nasdaq SmallCap Market or AMEX.

If we develop products with commercial potential, we have no experience in commercial manufacturing

   We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that we would be able to develop such capabilities or that the terms of any such arrangement would be favourable to permit the products to compete effectively in the marketplace.

   We intend to contract with ILEX or others for the manufacture of oxypurinol. We may need to contract with additional manufacturers. There can be no assurance, however, that we will be able to identify and qualify any such manufacturers, and, if able to do so, that any such manufacturing agreements will contain terms that are favourable to us, if at all. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. There can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

   The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices, or GMP, or similar regulations prescribed by the FDA in the United States, the TPD in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that we or any entity manufacturing products on our behalf will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of our proposed products. Failure or delay by any manufacturer of our products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

We do not have the marketing expertise needed for the commercialization of our products

   Although we do not have any foreseeable need to market products because we are in the early stage of development, we do not currently have the expertise nor the resources to market the products that we may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that we would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favourable terms or at all. In any event, extensive licensing or joint venture agreements might result in reduced income than if we marketed the products ourselves.

Our success is dependent upon the management of our corporate collaborations for services needed for the development of our products

   The success of our business strategy is largely dependent on our ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of our pharmaceutical products, and to effectively manage the relationships that may come to exist as a result of this strategy. We are currently seeking corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any such corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of our products or the generation of significant revenues.

   Because we would enter into research and development collaborations at an early stage of product development, our success is highly reliant upon the performance of our future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control, and there can be no assurance that any of our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. There can be no assurance that our corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that our future and existing corporate collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

   Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. There can be no assurance that we will be able to simultaneously manage a number of corporate collaborations.

The manufacture of pharmaceutical products may expose us to product liability claims

   The products we will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and TPD approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose us to potential liability resulting from the use of such products. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims.
Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage for the Phase I and II clinical trials of RSD1235. Currently, we have no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in our industry and of our approximate size will be carried by us against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available, at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

   Our research and development may involve the controlled use of hazardous materials and chemicals. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations, or that our business, financial condition and results of operations will not be materially adversely affected by the current or future environmental laws or regulations.

Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of healthcare through various means

   In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products.
Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

   In addition, in the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

The participation by our officers and directors in other businesses with whom we may enter into ventures may pose a conflict of interest that may be harmful to us

   Certain of our directors and officers may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which we may participate, conflicts of interest may arise which may be harmful to our interests. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict is required to advise the board of his or her conflict, and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting us, our directors are required to act honestly, in good faith and in our best interests.

To date, we have not paid any dividends on our common shares and do not intend to declare any dividends in the foreseeable future.

Currency fluctuations may impact the value of our common shares

   Our common shares trade on The Toronto Stock Exchange, or TSX, in Canadian dollars. In the event that our common shares become listed on a national securities exchange in the United States, the trading or listing price may be largely affected by the trading price of our common shares on the TSX. The future value of our common shares is subject to the volatility in the exchange rate between the Canadian dollar and the U.S. dollar which can be affected by risks including but not limited to, differing economic conditions, changes in political climate, differing tax structures, myriad regulations and restrictions and general foreign exchange rate volatility. A decrease in the value of the Canadian dollar relative to the U.S. dollar could result in downward price pressure on the U.S. dollar value of our common shares that are traded or listed, if at all, on a national securities exchange in the United States.

We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

   We intend to generate revenue and expenses internationally which is likely to be denominated in U.S. and other foreign currencies. Our intended international business will be subject to risks typical of an international business, including but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques it may implement will be successful or that its business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

                      ITEM 4. INFORMATION ON THE COMPANY
================================================================================

HISTORY AND DEVELOPMENT OF THE COMPANY
--------------------------------------

General Development of the Business

   Since 1992, Cardiome has been involved in research and development of technology acquired from the University of British Columbia used to decrease the incidence of arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal. Until 2001, Cardiome was also developing this technology for local anaesthetic and other uses. In addition, Cardiome acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late
2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, Cardiome closed a $5,100,000 private placement and in April 2000, closed a $7,800,000 private placement to Canadian institutional investors. In January 2001, the Company narrowed its focus to the cardiac area and has since allocated all of its resources to its three current arrhythmia projects and one current congestive heart failure project. In July 2001, the Company completed a Phase I clinical trial for RSD1235 and has recently begun a Phase II trial of RSD1235. In October 2001, Cardiome closed a $1.1 million private placement to existing Canadian investors. In March 2002, the Company closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million (the equivalent of approximately U.S. $19.5 million) and acquired Paralex by merger of the Company's wholly owned subsidiary Cardiome, Inc. into Paralex. See "History and Development of the Company - Acquisition of Paralex".

Incorporation and Subsidiaries

   The Company was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992 the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp. On March 8, 2002, the Company continued under the Canada Business Corporations Act. In this Annual Report, unless the context otherwise indicates, the terms "we," "us," "our," and similar terms as well as references to "Cardiome" or the "Company" refer to Cardiome Pharma Corp. together with its wholly-owned subsidiaries, Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia), Atriven Cardiology Corp. (formerly 3629490 Canada Inc.), a company incorporated under the Canada Business Corporations Act and Paralex, a corporation incorporated under the Delaware General Corporation Law.

   The Company's head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, Canada, and the address of the registered office of the Company is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada.

Acquisition of Paralex

   On March 8, 2002, the Company completed the acquisition of all of the outstanding shares of Paralex, in exchange for 8,203,396 common shares of the Company. Also, on March 8, 2002, the Company completed a concurrent financing of $30.9 million (the equivalent of approximately U.S.$19.5 million) and issued 9,309,657 common shares along with warrants for the purchase of 2,327,414 common shares.

   Prior to the acquisition, Paralex was a private, New York based development-stage bio-pharmaceutical company that has licensed from The John Hopkins University, or JHU, certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors, or XO Inhibitors, for the treatment of congestive heart failure other cardiovascular disorders and neuromuscular disease. Paralex also has licensed from ILEX Oncology, Inc., or ILEX, rights to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. See "Business Overview - Licenses and Collaborative Research Agreements - JHU License" and "- ILEX License". Both of these licenses may allow the Company to potentially advance its XO Inhibitors for treatment of congestive heart failure directly into Phase II clinical development for congestive heart failure using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications.

   In connection with and as part of the acquisition of Paralex, on March 8, 2002, the Company effected a four-to-one share consolidation, or reverse stock split, resulting in its outstanding common shares being reduced from 113,172,393 to 28,293,098 and its fully diluted common shares being reduced from 136,370,232 to 34,092,558.

   Subsequent to the acquisition of Paralex, the Company reconstituted its board of directors. Mark Rogers, M.D., M.B.A., (newly elected Chairman of the Board), Myron Weisfeldt, M.D., Ralph Snyderman, M.D., Fred Mermelstein, Ph.D. and Elizabeth Rogers, M.D. joined previous board members Michael Walker, Ph.D. (founder and former Chairman of the Board), Robert Rieder (President and Chief Executive Officer), Alan Ezrin, Ph.D. (Chief Scientific Officer) and Kim Sun Oh.

BUSINESS OVERVIEW
-----------------

General

   Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome targets the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, through the use of atria-selective ion channel modulating drug candidates. Additionally, Cardiome targets the treatment of congestive heart failure, through the use of drugs known to inhibit the enzyme xanthine oxide, which is an enzyme that degrades a particular mammalian protein, xanthine oxidase, which is important to human heart function.

   Cardiome is currently focussing its efforts on three projects designed to prevent or treat cardiac arrhythmia and a fourth project designed to prevent or treat congestive heart failure. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. The second drug candidate is RSD1122, an orally-active agent to treat arrhythmia in the ventricles of the heart, known as ventricular arrhythmia, or arrhythmia in the atria of the heart, known as atrial arrhythmia. Cardiome is currently evaluating whether or not to carry out and fund further research and development on this drug candidate. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. Ion channels are specialized pores in the membrane of cells which assist in controlling and transferring electrical impulses, called action potentials, in cells. With respect to congestive heart failure, Cardiome may develop oxypurinol to determine if it is a safe and effective therapy for the treatment of congestive heart failure. The Company plans to file an investigational new drug application, or IND, with the FDA to begin a Phase II clinical trial on the oral application of oxypurinol to congestive heart failure by the second half of 2002. An IND must be submitted to the FDA and must become effective before human clinical trials commence. The Company plans to extend the Phase II clinical trial to include drug interaction as well as formulation development and toxicology testing and completion of a Phase I study on the intravenous application. In addition, the Company plans to exercise its option until December 2002 to acquire for US$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout).

Summary of Current Projects

   The following chart summarizes Cardiome's current projects, including the name of the product candidate or project, the therapeutic focus of the product and the stage of development of the product.

   Product Candidate/Project        Therapeutic Focus                       Stage of Development
--------------------------------------------------------------------------------------------------------------------
RSD1235                             Atrial Arrhythmia                       Phase II clinical trial(1)

RSD1122                             Atrial and Ventricular Arrhythmia       Pre-clinical(2)

Kv1.5                               Atrial Arrhythmia                       Pre-clinical(2)

Oxypurinol                          Congestive Heart Failure                Preparation for Phase II clinical trial


(1) Phase II clinical trials involve studies in a limited human population to determine the efficacy of the product for specific, targeted indications, determine optimal dosage and identify possible adverse effects and safety risks. See "Business Overview - Regulatory Environment". The Company commenced a Phase II clinical trial on the intravenous application of RSD1235 in December 2001. Results from the trial are expected by the second half of 2002. Subject to successful completion of this trial and the availability of sufficient financial resources, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 by the second half of 2002. A Phase I trial is the initial introduction of a product into human subjects in which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

(2) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company (or its collaborative partner) can apply for regulatory approval to market the product. See "Business Overview - Regulatory Environment".

Antiarrhythmia Projects

Antiarrhythmia Overview

   The heart is made up of four chambers, two on the left side (from the heart owner's perspective) and two on the right. The atria are the upper chambers of the heart. The ventricles are the lower chambers of the heart where the majority of the muscular pumping action of the heart takes place. The right side of the heart stores (right atria) and pumps (right ventricle) de-oxygenated blood to the lungs where it exchanges carbon dioxide for oxygen and returns to the left side of the heart. There, oxygenated blood moves from the left atria to the left ventricle where it is pumped through the aorta and circulated into the body. The pumping of the heart depends on the organized contraction of the atria and ventricles, each controlled by electrical impulses. The flow of these electrical impulses from cell to cell depends on the cell membrane's selective permeability to sodium, potassium or calcium ions via specialized pores, called ion channels, in the membrane of cells which assist in controlling and transferring electrical impulses, called action potentials, in cells.
Arrhythmia results when cells lose the ability to correctly carry ions across the membranes causing a deviation from their normal sequence of initiation and conduction of electrical impulses and resulting in disturbances in heart rate and rhythm.

   Fibrillation arrhythmia describes a type of arrhythmia in which the heart chambers, instead of alternately contracting, quiver continuously in a chaotic pattern. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrhythmias. Atrial arrhythmias require medical management to prevent further structural damage to the heart and are increasing in number with the population ageing. Ventricular arrhythmias affect the lower chambers of the heart and have immediate life-threatening implications whenever they occur. The Company's antiarrhythmic projects address both types.

Ventricular Arrhythmia
----------------------

   Ventricular tachycardia and ventricular fibrillation are two types of life-threatening cardiac arrhythmias. Ventricular tachycardia is an arrhythmia originating in the ventricles of the heart where aberrant electrical activity is triggering the heart to beat much too frequently; this often prevents proper blood circulation, resulting in fainting and possibly death. Ventricular fibrillation is a form of ventricular arrhythmia most often associated with Sudden Cardiac Death where the associated electrical activity results in a complete cessation of the pumping of blood by the heart. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause death. Sudden Cardiac Death, or SCD, is the term applied to those patients who, during the onset of a heart attack, abruptly die due to the sudden onset of ventricular fibrillation.

   Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia is the deficiency of oxygenated blood in a part of a body, usually due to functional constriction or actual obstruction of a blood vessel. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue, which is tissue where blood supply is inadequate for its requirements for oxygen, nutrients and removal of metabolic by-products, from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 1. Such a malfunction may result in SCD.




            [GRAPHIC OMITTED]                  [GRAPHIC OMITTED]

              Normal Heart                      Ischemic Heart

                                 Figure 1.

   Normal electrical conduction in the heart vis-a-vis conduction in ischemic tissue

   Most drugs currently used to prevent arrhythmia following heart attacks, or myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs that globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

   In contrast to currently available antiarrhythmic drugs, some of Cardiome's antiarrhythmic drug candidates are designed to be active in the specific tissue that mediates cardiac arrhythmia, leaving the remaining cardiac tissue relatively unaffected. Instead of having activity throughout the heart, Cardiome's ventricular drug candidates (such as RSD1122) are designed to be activated by the conditions found in ischemic ventricular heart tissue, and preferentially block ion channels in such ischemic tissue. These compounds are designed to have much less activity in the healthy tissue and consequently should be safer than existing drugs. Cardiome's atrial arrhythmia drugs are similarly designed to be active in atrial tissue and relatively less active in normal ventricular tissue.

Atrial Fibrillation Antiarrhythmia
----------------------------------

   Atrial fibrillation, the most common chronic arrhythmia, is a condition affecting the upper chambers of the heart. Atrial fibrillation is an arrhythmia in which the atria, instead of intermittently contracting, quivers continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate. The condition is characterized by rapid, chaotic beating that is either temporary or permanent. This condition is common but, unlike ventricular arrhythmias, is not acutely life-threatening. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Over 6,000,000 individuals in the developed world suffer occasionally or chronically from atrial arrhythmias.

   Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life-threatening side effects. Unlike current drugs used to treat atrial arrhythmia, Cardiome's drug candidates for atrial fibrillation selectively target those ion channels that are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Cardiome's clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the middle layer of heart wall composed of cardiac muscle, or the ventricular myocardium. Based on these results, the Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

   The Company has successfully developed two antiarrhythmic clinical candidates, RSD1235 and RSD1122 and intends to expand its drug candidate pipeline through its Kv1.5 project.

Ion Channel Focus

   Cardiome's research and development strategy in the arrhythmia area is mainly based upon the utilization of its expertise in the field of ion channels. Cardiome focuses on the development of drugs that will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular cardiac pathology.

   Ion channels are cell membrane spanning proteins that permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

   Cardiome's cardiac arrhythmia drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 2.

                  Ion channel                        Ion channel
                            Closed              Open

            [GRAPHIC OMITTED]                  [GRAPHIC OMITTED]


                                   Figure 2.

               Voltage-gated ion channel showing structure

   The surface of each living cell is covered with a number of these molecular structures called "ion channels". More than 50 different ion channels have been identified in the scientific literature. These channels relate mainly to the flow of sodium, potassium, calcium, and chloride ions into and out of the body's various types of cells. The firing of these ion channels is a very basic part of all animal physiology, mediating all muscular activities and all neuronal activity. Currently, many important drugs mediate ion channel activity, either directly by blocking the firing of specific channels or indirectly by interacting with receptors or enzymes upstream of the ion channels. An example of an ion channel modulator used therapeutically is the commonly-used dental anesthetic, Lidocaine, which prevents pain by temporarily blocking the firing of sodium ion channels.

   In arrhythmia, ion channels in the heart open too frequently resulting in fibrillation. Cardiome's arrhythmia drug candidates (RSD1235, RSD1122 and any Kv1.5 candidate) target abnormally active sodium and potassium ion channels in order to stop and prevent future occurrences of arrhythmia. Many of the currently approved ion channel drugs have a tendency to block these channels in both the atria and ventricles for too long a period of time. It is believed that blocking of ventricular ion channels can cause a second form of drug-induced arrhythmia that may result in Sudden Cardiac Death. Cardiome's drug candidates avoid the key ion channels of the healthy ventricles avoiding the negative side effect of depressing the electrical and mechanical activity of the heart thereby eliminating the serious side effects of drug-induced arrhythmia seen with currently used antiarrhythmic drugs.

RSD1235 Project

   RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical studies have confirmed that RSD1235 also has significant oral bioavailability in animals.

   Cardiome completed its Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. The current Phase II clinical trial on the intravenous application of RSD1235 is being carried out on a limited human population (60) and is designed to prove the efficacy of RSD1235 for specific targeted indications, determine optimal dosage and identify possible adverse effects and safety risks. This Phase II trial was initiated in December 2001 and clinical results are expected by the second half of 2002.

   The Company continues to evaluate several strategic options with respect to the further clinical development of RSD1235. It is expected that, subject to a successful Phase II clinical trial, the Company will announce its intentions for further development within the first half of 2003. The Company plans to initiate a Phase I clinical trial on the oral application of RSD1235. This
Phase I trial is anticipated to commence by the second half of 2002. The Company plans to manufacture additional RSD1235 drug supplies to provide for additional formulation development, stability testing and GMP quantities for Phase I oral clinical development and further intravenous clinical development.

RSD1122 Project

   RSD1122 is a mixed ion channel blocker, which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in animal studies modeling various arrhythmia conditions. Pre-clinical data suggests RSD1122 may be suitable for oral dosing, which may make it appropriate for daily long-term therapy in patients at risk of arrhythmia. In October 2000, Cardiome entered into a license agreement with AstraZeneca AB, or AstraZeneca, for the development and marketing of RSD1122. This agreement will be terminated as of June 2002 and AstraZeneca will return all rights and pre-clinical data associated with RSD1122 as Cardiome has received notice from AstraZeneca that it does not intend to proceed with the clinical development of RSD1122. Cardiome intends to evaluate the AstraZeneca pre-clinical data and, following consultation with its board of directors and scientific advisory board, decide whether or not to carry out and fund future research and development on this drug candidate. See "Business Overview - Licenses and Collaborative Research Agreements - AstraZeneca License".

Kv1.5 Project

   The Kv1.5 Project is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents that mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels from human sourced tissue to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles. Recent Cardiome data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. It is expected Cardiome will select a Kv1.5 clinical candidate in 2002.

Congestive Heart Failure Project

Congestive Heart Failure Overview

   Congestive heart failure is the failure of the heart to pump blood at a rate sufficient for the metabolizing tissue. During congestive heart failure, the cardiac output decreases resulting in, among other things, an increase in venous fluid volume. It is characterized by fatigue, shortness of breath and fluid retention. It generally occurs when the left ventricle pumping capability begins to fail. Fluid begins to pool in the lungs leading to congestion which, in turn, causes breathing difficulty and swelling in the lungs. When the right ventricle is directly affected, blood begins to collect in the body's extremities resulting in swelling. In most cases, congestive heart failure is a progressive condition. The ventricular muscle over-stretches resulting in continued reduction in cardiac output, further exacerbating the condition. Current methods of treating heart failure involve one or a combination of decreasing blood pressure, removing water from the body and increasing the force of heart contraction.

   A number of medicines are used to increase the contraction of the heart. Unfortunately, most of these medicines are "contractility agents"; that is, they increase the contraction of the heart while simultaneously accelerating the heart's consumption of oxygen. This increased oxygen consumption can be a serious problem as many, if not most, of these patients have coronary artery disease which limits blood and oxygen supply to the heart. Thus, although such medicines may make the patient feel better initially, they may not increase life expectancy. In fact, current medicines that increase cardiac contractility, primarily inotropes such as dobutamine and dopamine, may actually decrease life expectancy.

   At JHU, Dr. Eduardo Marb n's research has demonstrated that the class of agents known as xanthine oxidase inhibitors, or XO Inhibitors, (which includes oxypurinol) has the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by other medicines. See "Business Overview - Licenses and Collaborative Research Agreements - JHU License" and "- Marb n Agreement". In studies conducted at JHU, Dr. Marb n has shown these effects in both animals and in humans during cardiac catheterization. Accordingly, such XO Inhibitors may offer the possibility of a new mode of therapy for patients with congestive heart failure. The intellectual property encompassing Dr. Marb n's research, acquired by Paralex pursuant to the JHU License, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of congestive heart failure or other cardiovascular disorders. Cardiome believes that XO Inhibitors, including oxypurinol, have significant potential in the treatment of congestive heart failure.

Oxypurinol Congestive Heart Failure Project

   The oxypurinol project will target both acute and chronic therapy for patients with congestive heart failure. The Company believes that the FDA will approve oxypurinol for advancement into a Phase II clinical trial for the treatment of congestive heart failure because there are extensive data supporting its safety profile. These data are comprised of: (1) a 72-patient U.S. clinical trial in allopurinol intolerant gout patients, (2) a 340-patient compassionate use program in allopurinol intolerant gout patients, (3) several clinician-sponsored clinical trials of allopurinol applied to various cardiovascular diseases and conditions, (4) a 99-patient safety and pharmacokinetic study in hyperuricemia patients in comparison to allopurinol, and (5) three decades of chronic use of allopurinol in millions of patients suffering from gout.

   ILEX has undertaken clinical development of oxypurinol in gout patients who are intolerant of allopurinol. See "Business Overview - Licenses and Collaborative Research Agreements - ILEX License". These patients have no other treatment option for the hyperuricemia that underlies their gout symptoms. In the clinical study, it was found that 70% of the allopurinol intolerant gout patients who received oxypurinol had no dose-limiting side effects and appeared to receive benefit (lower uric acid levels) from their use of the drug.

   A compassionate-use program has been underway applying oxypurinol to allopurinol intolerant gout patients for more than 10 years. More than 340 patients have been chronically treated. The program has shown that more than 70% of allopurinol intolerant patients respond well to oxypurinol.

   Several small-scale clinician-sponsored prospective clinical trials have been carried out over the years applying allopurinol to various cardiovascular diseases and conditions, including congestive heart failure. No significant dose-limiting toxicities were reported in these trials, most of which were of short duration. Since oxypurinol is the primary metabolite of allopurinol, and is believed to be responsible for much of its biological activity on the xanthine oxidase pathway, this data adds strength to the assertion that oxypurinol is appropriate for immediate testing in patients with congestive heart failure.

   Finally, the chronic use of allopurinol as a routine treatment for gout for several decades in millions of patients speaks strongly to the safety of oxypurinol in chronic use. Since allopurinol largely metabolizes to oxypurinol, and since oxypurinol has a half-life (17 hours) approximately fivefold longer than allopurinol (three hours), it is reasonable to conclude that oxypurinol accounts for much of the biological activity of allopurinol and, therefore, has a similar safety profile.

   A recently-published retrospective cohort study explores the impact of allopurinol on congestive heart failure in hyperuricemic patients. The study suggests that congestive heart failure patients who are hyperuricemic have higher morbidity and mortality than non-hyperuricemic patients, and that both parameters are partially ameliorated by high-dose allopurinol.

   Taken together, Cardiome believes that the aforementioned evidence will provide a strong case for taking oxypurinol forward into Phase II clinical testing in congestive heart failure patients.

   Allopurinol has been shown to improve the efficiency of the muscular tissue of the heart, or myocardial efficiency by sensitizing the cardiac muscle cells to calcium ions. These cells can contract more strongly without a comparable increase in oxygen demand thereby improving functional efficiency. This characteristic compares favourably with current congestive heart failure therapeutic drugs that typically improve cardiac output at the cost of increased oxygen demand that, in effect, accelerates the underlying congestive heart failure disease. Inhibition of xanthine oxidase, an enzyme that degrades a particular mammalian protein, xanthine oxide, which is important to human heart function, may serve as a new pharmacological approach to the treatment of congestive heart failure. The Phase II clinical trial, planned for the second half of 2002, would represent the first prospective clinical trial of oxypurinol in congestive heart failure. The Company anticipates the completion of this trial by the end of 2003. The Company plans to proceed with a drug interaction study on the Phase II oral application. The Company will also begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute congestive heart failure in the second half of 2002 with a Phase I safety study in the first half of 2003.

Other Opportunities

Hyperuricemia (Gout)

   Pursuant to the ILEX License, Cardiome has also obtained an option, until December 2002, to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout). Cardiome plans to exercise that option. ILEX is currently testing oxypurinol in a pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol.

Business Strategy

   Cardiome's business strategy is based around several important principles that guide the Company's activities.

Core Expertise

   Cardiome focuses on drugs that treat cardiac diseases and conditions. By focusing its efforts in this way, Cardiome has been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

Discovery and Development

   Cardiome undertakes both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables Cardiome to pursue internally generated discovery projects, acquire projects that dovetail with the cardiac focus as well as in-licensed later-stage projects.

Multiple Projects

   A central principle of Cardiome's business strategy is to minimize the risk inherent in early stage drug discovery. See "Risk Factors" under "Item 3. Key Information". Cardiome emphasizes a portfolio approach to risk diversification as the Company has drug candidates: (1) within multiple independent cardiac projects (currently arrhythmia and congestive heart failure), (2) at various stages of development (pre-Clinical to Phase II), and (3) within their clinical projects that have two potential methods of dosage (intravenous for acute therapy and oral for chronic therapy).

External Resources

   Cardiome operates as a "semi-virtual" research organization, intending to reduce internal operating expenses to allow Cardiome flexibility as well as maintain a low level of operating losses. The Company maintains a small, core team of scientists and staff with the necessary skill base, and contracts out the specialized work required for its projects, such as pre-clinical toxicology services and contract manufacturing.

Collaboration Strategy

   Cardiome's core of expertise lies in the ability of its personnel to research and develop potential drug candidates into the clinical development stage. As part of its business strategy, Cardiome may seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the late-stage clinical development of the Company's product candidates based on requirements by the FDA in the United States, the TPD in Canada as well as other drug regulatory agencies in other countries.

   The Company presently has no plans for developing an in-house marketing or manufacturing capability.

Potential Markets

   Cardiome focuses on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's projects are in relatively early stages of development. Products that may result from the Company's research and development projects are not expected to be commercially available for a number of years, if at all. See "Risk Factors" under "Item 3. Key Information". The Company has no developed or approved products. Therefore, any discussion of a market for Cardiome's products is of a very preliminary nature.

   The broad category of cardiovascular disease, includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for cardiovascular disease represents the largest drug market based on total worldwide sales of approximately U.S.$64 billion in 1998. As the general population ages, the incidence of cardiovascular disease will increase significantly. There will be an estimated 50% increase in the number of Canadians diagnosed with heart disease and stroke over the next 25 years. This demand will far surpass existing healthcare resources and facilities.

   The next decade will be the critical time frame in which to anticipate and manage the impact of cardiovascular disease on healthcare systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Antiarrhythmic Drug Market

   The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Although the number of antiarrhythmic drugs has grown in the past few decades, they have very undesirable characteristics. The older Class I drugs carry the risk of increased mortality and the more potent

Class III drugs such as amiodarone can be toxic to the lungs and other organs. Prescribing patterns are currently dominated by drugs to treat one type of arrhythmia, atrial fibrillation. The worldwide market for all prescribed drugs to manage arrhythmias, excluding anticoagulants, totaled U.S.$1.4 billion in 1999, with pharmaceuticals to treat atrial fibrillation arrhythmias representing approximately U.S.$1.1 billion of that total. Approximately U.S.$800 million of the U.S.$1.1 billion was in the United States alone.

   With respect to ventricular arrhythmia, it is estimated that 295,000 people die in the United States annually from Sudden Cardiac Death due to the condition. Cost estimates for pharmaceuticals to treat ventricular arrhythmia approach U.S.$350 million worldwide, approximately U.S.$160 million of that is attributable to the U.S. alone.

   While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. As indicated above, current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study indicates that one of the commonly prescribed antiarrhythmics actually increases mortality rates in patient groups to which it is administered. Other studies, SWORD and meta analysis for example, have shown other drugs to be pro-arrhythmic.

   Ageing populations in major markets worldwide, and the increasing pharmacotherapy needs that will accompany them, will contribute to growth significantly beyond levels indicated above. One forecast for the next five to ten years is an annual growth rate in total pharmaceutical sales in the four percent range. The key driver for sales is not, however, the annual growth of the market but its absolute size. Given the serious side effects of antiarrhythmic drugs currently on the market, a product that is both safe and effective would provide for significant market penetration into what is one of the largest pharmaceutical target markets known today.

Congestive Heart Failure Market

   Congestive heart failure is the only significant cardiovascular disorder to show a marked increase in incidence over the past 40 years. Approximately 4,700,000 persons in the United States suffer from congestive heart failure, while the developed world total is estimated at approximately 10,000,000. The American Heart Association reported that the number of hospital discharges in the United States rose from 377,000 in 1979 to 874,000 in 1994 with an associated direct and indirect cost of U.S.$18.8 billion in 1997. The incidence of newly diagnosed congestive heart failure cases exceeds 3,600,000 each year. It is the number one cause of hospitalization in the United States in patients over 65 years of age. The prognosis for congestive heart failure in terms of mortality is poor and the disease is now characterized in the United States as "epidemic". The mortality rate is comparable to the worst forms of cancer - experts indicate that 20% of patients die within three months and almost 33% of patients die within one year with a 70% mortality by year five. The current cost of pharmaceuticals to treat congestive heart failure is in excess of U.S.$1.5 billion worldwide, just under U.S.$1 billion of that cost is in the United States alone.

   Congestive heart failure sales will be driven by two factors: introduction of new, more effective drug compounds and the ageing population. One forecast expects major market sales of congestive heart failure drugs will increase 4% per annum over the next four years, accelerating to 9% per annum over the ensuing five years. Within two years, the major market sales for congestive heart failure drugs is forecast to be U.S.$1.9 billion, rising to U.S.$2.9 billion within 7 years.

Competition

   The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors - Substantial Competition" under "Item 3. Key Information". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

Antiarrhythmia Drug Market

   The Company is aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focused therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company.

   However, there are many serious cardiovascular diseases for which existing therapies are inadequate. One of the key inadequacies of many drugs is safety. Cardiome seeks to develop atria-selective ion channel-modulating drugs to overcome this inadequacy as it has found that these drugs are safer than existing therapies in initial animal studies. Cardiome's competitive advantage lies in its experience in the fields of ion channels, pathology of arrhythmias, toxicology and pharmacology, which is the science that deals with the origin, nature, chemistry, effects, and uses of drugs, and its ability to develop relevant in vitro and in vivo models for specific pathologies.

   There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. In 1999, worldwide sales of pharmaceuticals to treat atrial arrhythmias were approximately U.S.$1.1 billion. The largest class in antiarrhythmic drug sales are Class I drugs (1999 sales of U.S.$303 million) which block sodium channels in cardiac cells. Class I drug examples are Rhythmol, Tambocor and Quinaglute. Class II drugs (U.S.$133 million) consist of beta blockers such as Inderol. Class III drugs (U.S.$281 million) are potassium-channel blockers such as Cordarone and Betapace. Class
IV drugs (U.S.$255 million) are calcium-channel blockers such as Cardizem.

Congestive Heart Failure Market

   The Company believes that oxypurinol, as a treatment for congestive heart failure, will be the first drug of its kind in connection with the treatment of congestive heart failure. To date, digoxin is the only known approved drug able to increase myocardial contractility with minimal increases in cardiac oxygen demand. Given that digoxin has a limited therapeutic index, which is the experimental index of the relative safety of a compound, it must be closely monitored with regular blood tests to avert the possibility of side effects that may include cardiac arrhythmia, which is often fatal. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but also have narrow therapeutic indices, thus minimizing their utility in the treatment of congestive heart failure.

   The current standard of care for congestive heart failure consists primarily of diuretics, digoxin, angiotensin converting enzyme inhibitors, or ACE-inhibitors and in some cases, a beta blocker. However, treatment options for this complicated disease may employ various combinations of the following:

1. Diuretics such as furosemide and spironolactone that remove excess fluid and decrease the workload of the heart and improve symptoms and survival.

2. Cardiac glycosides, like digoxin, that increase contractility of the heart and provide an improved neuro-hormonal environment thereby reducing the workload on the heart, improving symptoms and reducing hospitalizations.

3. Vasodilators like the nitrates, ACE-inhibitors, angiotensin II inhibitors, and calcium channel antagonists that reduce the workload of the heart, reduce blood pressure, improve coronary blood flow, improve symptoms and, in some studies like those with ACE-inhibitors, improve survival.

4. Alpha and beta adrenergic blockers, like doxazosin and carvedilol, reduce physiologic stressors, reduce the heart rate and allow the heart to function more efficiently and effectively and in the case of beta blockers, may increase survival.

5. Inotropic agents like dopamine and dobutamine are used in very severe cases to increase the contractility of the heart and improve its output.

Patents and Proprietary Protection

   Cardiome considers its patent portfolio as one of the key value contributors to its business; therefore, the Company devotes a substantial amount of resources each year to maintaining and augmenting its patent portfolio. The Company's patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

   In addition to its patents, Cardiome also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position.
It is Cardiome's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Cardiome or relating to the Company's business and conceived of or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

   As of March 31, 2002, the Company holds rights to 122 patents and patent applications in the United States and other jurisdictions in respect of certain core technologies utilized by the Company. To date, 18 patents have been issued in the United States and other jurisdictions. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

   The Company is required to pay milestone payments and royalties for the 21 patents or patent applications licensed from, or for which Cardiome has been granted commercial rights by, the University of British Columbia and JHU. Of these patents or patent applications, 17 have been licensed under the UBC License described below under "Business Overview - Licenses and Collaborative Research Agreements - UBC License and UBC Research Agreement" and four have been licensed under the JHU License. See "Business Overview - Licenses and Collaborative Research Agreements - JHU License". The Company has no royalty obligations associated with any of the remaining of 101 patents or patent applications in its portfolio.

Regulatory Environment

   The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production. In the United States, these activities are subject to rigorous regulation by the U.S. Food and Drug Administration, or FDA, and in Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Canadian Therapeutic Products Directorate, or TPD.

   The success of the Company is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with worldwide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, the Company may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow the Company to make cost effective developmental decisions in a timely fashion. See "Business Overview - Business Strategy - Collaboration Strategy" and "Risk Factors" under "Item 3. Key Information".

   The principal activities that must be completed after initial research and before obtaining approval for marketing in Canada and the United States are as follows:

1. pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product;

2. submission of an investigational new drug, or IND, application, which must become effective before human clinical trials commence;

3. Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

4. Phase II clinical trials involving studies in a limited patient population to: (1) determine the efficacy of the product for specific, targeted indications, (2) determine optimal dosage, and (3) identify possible adverse effects and safety risks;

5. Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

6. the submission of a New Drug Application, or NDA, to the government authorities in the United States, or a new drug submission, or NDS, in Canada; and

7. FDA approval of an NDA and TPD approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

   Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

   An IND must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPD or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

   Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product License Application or NDA to obtain approval to commence marketing the product. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. The Company may partner later stage development of its drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices.

   Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

   The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPD and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities will regulate the testing, manufacture, safety and promotion of any products that may be developed.

Licenses and Collaborative Research Agreements

   Cardiome and its subsidiaries are parties to the following licenses and collaborative research agreements:

UBC License and UBC Research Agreement

   By agreement dated February 12, 1992, the Company acquired an option from the University of British Columbia, or UBC, to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses, which is referred to as the Technology. On March 29, 1996, the Company entered into a formal license agreement with UBC, or the UBC License, whereby UBC granted the Company, in consideration for the sum of $20,000 (paid) and the issuance of 25,000 common shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License. The UBC License will terminate upon the expiration of the last patent obtained under it.

   Under the terms of the UBC License, the Company has agreed to issue to UBC a further 25,000 common shares within 30 days of the commencement of Phase III clinical trials and an additional 25,000 common shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Company is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Company to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Company together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Company will pay all costs associated with patent applications.

   The Company is required to pay UBC a $75,000 grant in each of the first five years of the UBC License (as at November 30, 2001, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. The Company does not have any rights in any intellectual property arising from such research.

   In addition, the Company and UBC have entered into a five year research agreement, or the UBC Research Agreement, dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at November 30, 2001, all fully paid). Under the UBC Research Agreement, the Company has an option to license, on an exclusive worldwide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

   The UBC License and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

JHU License

   Pursuant to an agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between the Company and JHU, the JHU License, the Company has obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136 B1) and Patent Cooperation Treaty application PCT US98/23878, each filed on November 5, 1998 and European Patent Office application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility", and which are referred to as the Patent Rights. The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease, which is referred to as the Licensed Field. The Company also obtained the exclusive option to any and all technologies developed by JHU in the Licensed Field of which Eduardo Marb n, M.D. is the inventor.

   In consideration for the JHU License, Cardiome has paid JHU an initial license fee of U.S.$50,000. In addition, Cardiome is obligated to pay a royalty to JHU on net sales of any product developed by Paralex with the Patent Rights. If a product developed by Cardiome contains both the Patent Rights and other active ingredients, the royalty rate may be reduced, subject to a minimum royalty rate. Cardiome's royalty payment obligation will terminate upon expiration of the Patent Rights. Further, the annual royalties are subject to certain annual minimum royalties which increase annually for the first six years that such royalties are payable.

   As additional consideration for the JHU License, the Company's wholly-owned subsidiary, Paralex previously issued (i) 390,000 shares of its common stock to JHU and (ii) 210,000 shares of its common stock to Dr. Marb n for a purchase price of $0.001 per share. These shares of Paralex have now been exchanged for common shares of the Company pursuant to the acquisition completed on March 8, 2002. Cardiome must reimburse JHU up to U.S.$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

ILEX License

   Pursuant to a license agreement dated December 19, 2001, or the ILEX
License, between the Company and ILEX Oncology, Inc., or ILEX, ILEX granted the Company an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd., collectively referred to as BW, on the other, as amended, which is referred to as the Original License Agreement, in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. Under the Original License Agreement, BW had granted an exclusive license to ILEX in BW's know-how regarding, among other things, the manufacture and use of oxypurinol in that field. Under the ILEX License, ILEX also granted the Company an exclusive worldwide license, in that field, in ILEX's know-how concerning manufacture and certain uses of oxypurinol and in ILEX's oxypurinol IND, to make, have made, use, offer to sell and sell products comprising or containing oxypurinol, including an exclusive license in the ILEX trademark "OXYPRIM" for use in connection with sales efforts concerning relevant products. ILEX further granted the Company an option until December 2002 to purchase for U.S.$250,000 certain clinical trial data ILEX has and may acquire in the future, to evaluate the usage of oxypurinol in hyperuricemic patients intolerant to allopurinol. The Company plans to exercise that option. The Company also obtained the right to grant sublicenses in the above, subject to ILEX approval.

   Under the ILEX License, the Company agreed to pay ILEX upon execution, an initial fee of U.S.$250,000 (which has been paid by Paralex). The Company also agreed to pay BW a U.S.$200,000 milestone payment (upon FDA approval of an NDA incorporating oxypurinol) and royalties based on net sales of relevant products (subject to certain conditions), all as would otherwise be required of ILEX under the Original License Agreement. In addition, the Company agreed to perform ILEX's obligations under the Original License Agreement concerning a compassionate use program regarding relevant products. Further, the Company agreed to pay certain milestone payments to ILEX tied to the regulatory approval process. The Company also agreed to pay royalties to ILEX based on net sales of relevant products, subject to certain conditions. Finally, the Company agreed to reimburse ILEX for certain expenses, and to purchase certain supplies from ILEX.

   The term of the ILEX License extends until the expiration of ILEX's obligation to pay royalties under the Original License Agreement (determined on a country-by-country basis), at which time the rights licensed or sublicensed to the Company convert to a fully paid, non-exclusive, irrevocable royalty-free license or sublicense. The ILEX License purports to provide each party with the right to terminate based on certain insolvency events of the other, or if the other's breach continues after notice and beyond defined cure periods. It also provides the Company with the right to terminate upon termination of the Original License Agreement.

Marban Agreement

   Pursuant to an agreement entered into in May 2001 and effective as of January 1, 2002, or the Marban Agreement, between the Company and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marban, CCI agreed to cause Dr. Eduardo Marban, the inventor of the technology licensed under the JHU License, to provide advisory services to the Company with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marban Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marban as a direct result of performing services under the Marban Agreement will be owned exclusively by Paralex. Various obligations owed to the Company under the Marb n Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marban to JHU.

   The Company agreed to pay CCI U.S.$100,000 per year for Dr. Marban's services under the Marban Agreement, plus reimbursement of certain expenses. To date, the Company has paid Dr. Marban U.S.$25,000 under the Marban Agreement.
The Marban Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marban Agreement also provides that it will automatically terminate in the event Dr. Marban is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

Antalium Collaborative Research and License Agreement

   The Company entered into a collaborative research and license agreement with Antalium Inc., or Antalium, on November 30, 2000, for the worldwide rights for the development and commercialization of certain nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company on or before May 31, 2002. As of the date of this Annual Report, Antalium has not selected any test compounds. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

MacLeod and Quastel Agreement

   By agreement dated November 19, 1997 entered into between the Company and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to nociblocker technology and all their therapeutic uses. The agreement provides that the Company will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at November 30, 2001, all fully paid). The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a nociblocker compound licensed to the Company under the agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a nociblocker compound licensed by the Company under the agreement. The agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of drugs using nociblocker technology, which includes expenditures under the cough project and nociblocker project (as at November 30, 2001, minimum financial commitment satisfied). The Company does not currently devote any resources to research on the nociblocker or cough projects, other than to fulfill its minimum obligation under the agreement and to maintain patents.

   The consideration payable under the agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

AstraZeneca License

   Cardiome entered into a license agreement dated October 16, 2000 with AstraZeneca A.B, or AstraZeneca. Under the terms of the license agreement, or AstraZeneca License, Cardiome granted AstraZeneca an exclusive worldwide license to develop and market an antiarrhythmic compound, RSD1122, developed by the Company, in exchange for initial, milestone, and royalty payments. AstraZeneca assumed responsibility for all costs for the development and marketing of RSD1122. The AstraZeneca License would be terminated if certain development milestones were not met or after appropriate notice was given by AstraZeneca.

   On March 28, 2002 Cardiome announced that it had received a notice from AstraZeneca that AstraZeneca does not intend to proceed with clinical development of RSD1122. In accordance with the AstraZeneca License, AstraZeneca will return all rights and pre-clinical data associated with RSD1122 in June 2002 and the AstraZeneca License will terminate. Cardiome intends to evaluate the AstraZeneca pre-clinical data and, following consultation with its board of directors and scientific advisory board, decide whether or not to carry out and fund future research and development on this drug candidate.

Facilities

   The Company currently leases 10,030 square feet of office and laboratory space for research, development and administrative purposes in Vancouver, British Columbia. The premises are located on the UBC Endowment Lands. The term of the lease is 24 months ending on March 31, 2004. The Company may, at its option, extend the term of the lease for an additional two 24-month periods. Annual lease payments were $237,000 per annum until June 30, 2000, $254,000 per annum until March 31, 2002 and are currently $261,000 per annum.

            ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------

   The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect the consolidated financial statements of the Company are described in Note 16 to the consolidated financial statements.

   Since its reorganization in 1992 as a drug research and development company, Cardiome has devoted its resources primarily to fund its research and development programs. The Company's business is still at an early stage of development and has been unprofitable. The Company expects to incur additional losses for the next several years as it invests in product research and development, pre-clinical studies and clinical trials, and regulatory compliance. During the years ended November 30, 2001, November 30, 2000 and November 30, 1999, the Company incurred $5,498,838, $4,732,656 and $3,585,593, respectively, on research and development. The Company believes research and development costs will continue to increase in proportionate share to its overall budget as Cardiome moves its lead compounds in antiarrythmics toward and through clinical trials.

   The Company does not anticipate revenues from product sales in the foreseeable future. Over the next several years, the Company expects to derive its sources of funding from interest income and equity financing and, to the extent negotiated, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on Cardiome achieving certain development milestones.

Change In Critical Accounting Policies

   The following critical accounting policies involve significant judgments and estimates that are used in the preparation of the Company's consolidated financial statements.

Revenue Recognition

   The Company records research collaborative fees, which are non-refundable, as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestone payments are recognized upon the achievement of the specified milestones. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

   Effective June 1, 2001, the Company adopted a new accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

Research and Development Expenses

   Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Technology, License and Patent Costs

   The fair value of the technology acquired by the Company has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

   The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

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

Results of Operations

Year ended November 30, 2001 (fiscal 2001) Compared with the Year ended November 30, 2000 (fiscal 2000)

   The Company incurred a net loss of $7,157,885 ($0.69 per share) in fiscal 2001 as compared to $6,495,636 ($0.69 per share) in fiscal 2000.

   Revenue for fiscal 2001 decreased to $632,243 as compared to $723,352 for fiscal 2000. The decrease in revenue in 2001 was due to the decline of grant income and interest income. Research collaborative, licensing and options fees increased by $104,933 as compared to fiscal 2000. The additional revenue from collaborative research revenue was offset by a decline of $47,226 in grant income and a decline of $148,816 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during fiscal 2001 as compared to the fiscal 2000. See "- Liquidity and Capital Resources".

   Research and development expenses for fiscal 2001 increased to $5,498,838 as compared to $4,732,656 for fiscal 2000. The increase in research and development expenditures was primarily due to the cost associated with increased operational activities as the Company completed a Phase I clinical trial and initiated a Phase II clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 project, and enhanced its research and development capabilities. The increase was also attributed to cost associated with some pre-clinical work conducted in support of the Company's licensing activities for its Cough project.

   General and administration expenses for fiscal 2001 increased to $1,741,193 as compared to $1,569,044 for fiscal 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

Year ended November 30, 2000 (fiscal 2000) Compared with the Year ended November 30, 1999 (fiscal 1999)

   The Company incurred a consolidated net loss of $6,495,636 ($0.69 per share) in fiscal 2000 as compared to $4,451,320 ($0.66 per share) in fiscal 1999.

   Revenue for fiscal 2000 decreased to $723,352 as compared to $787,081 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $390,781 compared to fiscal 1999; this decrease was offset by the additional grant income of $89,553 collected mainly from Science

Council of BC and the increase of $237,499 in interest and other income. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

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

   General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the Toronto Stock Exchange and the closing of the AstraZeneca licensing deal.

Year ended November 30, 1999 (fiscal 1999) Compared with the Year ended November 30, 1998 (fiscal 1998)

   The Company incurred a consolidated net loss of $4,451,320 ($0.66 per share) in fiscal 1999 as compared to $5,168,419 ($0.82 per share) in fiscal 1998.

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

Liquidity and Capital Resources

   Since its change of business to pharmaceutical research and development in 1992, the Company has financed its operations through equity financing, research fees, government grants and tax credits. In fiscal 2001, the Company received a net proceeds of $966,000 from the sale of special warrants. In fiscal 2000 the Company received $7,348,434 in net proceeds from the sale of equity securities, $509,995 upon exercise of warrants, and $151,190 upon exercise of options. On a prospective basis, the Company intends to meet its financial requirements through such means as strategic alliances with multinational drug companies, and a combination of private and public equity financings.

   At November 30, 2001, the Company's cash and cash equivalents and short-term investments aggregated $4,183,580 as compared to $10,219,140 at November 30, 2000. The Company invests its cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial papers and banker's acceptances. The Company's working capital at November 30, 2001 was $3,523,091 as compared to $9,519,044 at November 30, 2000.

   Subsequent to the year ended November 30, 2001, the Company received additional capital resources to fund its ongoing operation through equity financing. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units of the Company at a price of $3.32 per unit for gross proceeds of $30,908,061. Each unit consists of one common share in the capital of the Company and one quarter of one common share purchase warrant of the Company. One whole warrant entitles the holder thereof to purchase one common share of the Company at any time on or before March 8, 2004 at a price of $6.64 per share. In connection with the offering, the Company paid a cash commission of $2,163,564 and issued brokers' warrants to purchase 930,966 units

(exercisable on or before March 8, 2004 for 930,966 common shares and warrants to purchase an additional 232,742 common shares at an exercise price of $6.64 per share) at a price of $3.80 per unit to the agents of the offering.

   In addition, on March 8, 2002, the Company completed the acquisition of all of the outstanding shares of Paralex, in exchange for 8,203,396 common shares of the Company. The Company plans to use part of the proceeds from the public offering completed on March 8, 2002, to finance the research operations of Paralex for the next two years.

   The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer-term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

   As a result of receiving additional equity financing on March 8, 2002, the Company believes that it has sufficient resources to fund operations in the next two years. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. If the Company is unable to obtain adequate financing, it will be necessary for the Company to delay, curtail or cancel further development of some or all of its technologies and the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors" under "Item 3. Key Information".

                 ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
================================================================================

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

   Immediately following the acquisition of Paralex on March 8, 2002, Cardiome reconstituted its Board of Directors. Mark Rogers, M.D. (newly elected Chairman of the Board), Myron Weisfeldt, M.D., Ralph Snyderman, M.D., Fred Mermelstein, Ph.D. and Elizabeth Rogers, M.D. joined previous board members Michael Walker, Ph.D. (founder and former Chairman of the Board), Robert Rieder (President and Chief Executive Officer), Alan Ezrin, Ph.D. (Chief Scientific Officer) and Kim Sun Oh.

   All directors hold office until the next annual meeting of the shareholders of the Company or until they resign or are removed from office in accordance with the Company's articles and by-laws and the Canada Business Corporations Act.

   Directors and executive officers of the Company, their position and the period during which each has served as a director or officer are as follows:

Name                  Position                                     Period Served
--------------------------------------------------------------------------------
Mark Rogers           Director                                     since 2002
                      Chairman of the Board                        since 2002

Robert W. Rieder      Director                                     since 1997
                      President, Chief Executive Officer           since 1998

Alan M. Ezrin         Director, Chief Scientific Officer           since 2001

Michael J. A. Walker  Director                                     since 1992

Kim Sun Oh            Director                                     since 1997

Fred Mermelstein      Director                                     since 2002

Name                  Position                                     Period Served
--------------------------------------------------------------------------------
Myron Weisfeldt       Director                                     since 2002

Elizabeth Rogers      Director                                     since 2002

Ralph Snyderman       Director                                     since 2002

Gregory N. Beatch     Vice President, External Scientific Affairs  since 1997

Christina Yip         Chief Financial Officer, Corporate Secretary since 2000
                      and Director of Finance and Administration

   The following are short biographies of the directors and executive officers of the Company:

Mark C. Rogers, M.D., M.B.A. - Chairman and Director

   Dr. Mark Rogers has been Chairman of the Board and a director of the Company since March 2002. He is the President of Paramount Capital, Inc. ("Paramount") and Paramount Capital Investments, LLC ("PCI"), a biotechnology, biomedical and biopharmaceutical merchant banking firm, and the President of Paramount Capital Asset Management, Inc. ("PCAM"). PCAM serves as the general partner and/or investment manager of the Aries and Abington group of funds. Dr. Rogers is also a member of Orion Biomedical GP, LLC, which serves as the general partner to The Orion BioMedical Funds ("Orion"), which are closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also serves as a director of Genta Incorporated (Nasdaq NM: GNTA), a company specializing in anti-sense drugs for cancer, as well as several public and privately held corporations. Dr. Rogers has also been appointed as advisor to the New York City Biotechnology Emerging Industries Fund.

   Dr. Rogers is a physician trained in four medical specialties, including cardiology. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at JHU, is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine.

   While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation " (Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

   At Paramount, Dr. Rogers has been involved in the creation and growth of several start-up companies, including PolaRx BioPharmaceuticals, Inc. ("PolaRx") and Innovative Drug Delivery Systems, Inc. ("IDDS"). Dr. Rogers served as Chairman of the Board of PolaRx, which had acquired the rights to arsenic trioxide for the treatment of Acute Promyelocyric Leukemia ("APL"). Following NDA submission, PolaRx was sold to Cell Therapeutics, Inc. (Nasdaq NM: CTIC).

   Dr. Rogers received his M.D. from Upstate Medical Center and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship. Dr. Rogers is married to Dr. Elizabeth Rogers who is also a director of the Company. Dr. Rogers is a member and Chair of both the Compensation Committee and Nomination Committee of the Company.

Robert W. Rieder, M.B.A. - President, Chief Executive Officer (CEO) and Director

   Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for dba Telecom Inc. in 1994, and was a director of SFG Technology Inc., both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. and Synapse Technologies Inc. Mr. Rieder received his MBA from the University of Western Ontario. Mr. Rieder is a member of the Nomination Committee of the Company.

Alan M. Ezrin, Ph.D. - Chief Scientific Officer (CSO) and Director

   Dr. Ezrin has been a director and the Company's CSO since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product driven company. Dr. Ezrin received his Ph.D. in Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine. Dr. Ezrin is a member of the Nomination Committee of the Company.

Michael J.A. Walker, Ph.D. - Director

   Dr. Walker was the Chairman of the Board from January 16, 1996 to March 11, 2002 and has been a director of the Company since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr. Walker is also the President and a director of Rhythm-Search. Dr. Walker is a member and Chair of the Corporate Governance Committee of the Company.

Kim Sun Oh, C.P.A. - Director

   Mr. Oh was appointed to the Company's Board of Directors in November, 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad (CCM), as required by the terms of CCM's subscription agreement. Mr. Oh is the Group Executive Director of the CCM Group. Mr. Oh, a Malaysian certified public accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ and Immune Network Ltd., a public company traded over the NASD OTC Bulletin Board. Mr. Oh is a member and Chair of the Audit Committee of the Company.

Fred H. Mermelstein, Ph.D. - Director

   Dr. Mermelstein serves as Director of Venture Capital at Paramount Capital Investments, LLC., where he has been involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He has served as Director and Chief Scientific Officer of PolaRx and President of both Androgenics Technologies, Inc. ("Androgenics") and IDDS. He serves on the Board of Directors of a research foundation, the Jordan Heart Foundation. Dr. Mermelstein is also a member of Orion. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, three patents, and recipient of several research grants from both the U.S. Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ. Dr. Mermelstein is a member of the Audit Committee and the Compensation Committee of the Company.

Myron Weisfeldt, M.D. - Director

   Dr. Weisfeldt is currently the Chairman of the Department of Medicine at JHU.

   Dr. Weisfeldt is known for his research in cardiopulmonary resuscitation, including advocacy of public access to portable defibrillators, as well as research on cardiovascular ageing and acute coronary artery disease. He began at JHU in 1972 as Assistant Professor of Medicine and Director of the Peter Belfer laboratory for myocardial research, became Director of the Division of Cardiology in 1975, Professor of Medicine in 1978 and the Robert L. Levy Professor of Cardiology in 1979.

   Since 1991, Dr. Weisfeldt has served as Samuel Bard Professor of Medicine and Chair of the Department of Medicine at Columbia University's College of Physicians and Surgeons. In October 2001, Dr. Weisfeldt was made the William Osler Professor and Chairman of the Department of Medicine at JHU.

   He has been on several advisory committees for the NIH, including serving as Chairman of the National Heart, Lung and Blood Institute's Cardiology Advisory Board and as a member of the Board of Scientific Counselors of the National Institute on Ageing ("NIA"). Currently he is a member of the National Advisory Council of the NIA.

   Involved in the first use of the automatic implantable defibrillator and the initial studies of clot-busting drugs in the treatment of heart attack, Dr. Weisfeldt was awarded the American Heart Association's Award of Merit in 1989 and its Gold Heart Award in 1996. He holds four patents and is an author of more than 200 research papers. Most of his more than 200 articles relate to cardiac diseases and therapy, including some on public policy involving defibrillation. He has also served on the editorial boards of several prestigious cardiology journals, including the American Journal of Cardiology, Circulation and Circulation Research.

   Dr. Weisfeldt received his Bachelor and Medical Degrees with honors from JHU in 1962 and 1965, respectively. After completing his internship and residency in medicine at Columbia-Presbyterian from 1965 to 1967, he worked as a clinical associate for the NIH's Gerontology Research Center, and from 1969 to 1972 was at Massachusetts General Hospital in Boston as a Senior Assistant Resident in Medicine, then a Clinical and Research Fellow in Cardiology.

   Dr. Weisfeldt is a member of the Audit Committee of the Company.

Elizabeth Rogers, M.D. - Director

   Dr. Elizabeth Rogers received her B.A. Degree from Mt. Holyoke College in 1967 and her M.D. degree from Thomas Jefferson University in 1971 and is board certified in Internal Medicine, Gastroenterology and Geriatrics. Dr. Rogers trained in Internal Medicine at Duke University Medical Center and in Geriatrics at JHU prior to joining the faculty at University of Maryland at Baltimore in 1992 where she became Professor of Medicine. In 1993, Dr. Rogers became Associate Dean of Clinical Science at Duke University Medical Center and, in 1999, became Chief of Staff at Veteran's Administration Hospital, an affiliated program of Yale University Medical School where she was responsible for the coordination of all medical activities. For the past year, Dr. Rogers has been a clinical consultant to the New York City Emerging Industries Fund and a medical consultant to Innovative Drug Delivery Systems, Inc. Dr. Rogers is married to Dr. Mark Rogers, Chairman of the Board and a director of the Company. Dr. Rogers is a member of the Corporate Governance Committee of the Company.

Ralph Snyderman, Director

   Dr. Snyderman currently serves as President and CEO of the Duke University Health System based in North Carolina. He plays a leadership role in the Association of American Physicians, the Institute of Medicine and the Association of American Medical Colleges ("AAMC") that represents all U.S. medical schools and teaching hospitals. He currently serves as Chair of the AAMC.

   In 1987, Dr. Snyderman joined Genentech, the pioneering biomedical technology firm, as Vice President of Medical Research and Development and a member of their senior leadership team. A year later, he was promoted to Senior Vice President. While at Genentech, he led the development and licensing of several novel therapeutics and supervised approximately 300 staff members working in pharmacology, clinical research and regulatory affairs.

   A graduate of Washington College in Chestertown, Md. (1961), Snyderman received his M.D., magna cum laude, in 1965 from the Downstate Medical Center of the State University of New York. He served his internship and residency in medicine at Duke and later worked as a Public Health Officer doing research in immunology at the NIH (1967-72). Dr. Snyderman received his first faculty appointment at Duke in 1972 where he rose rapidly through Duke's academic ranks, becoming Chief of the Division of Rheumatology and Immunobiology. By 1984, Snyderman was also the Frederic M. Hanes Professor of Medicine and Immunology. Following his career at Genentech, he returned to Duke as the James B. Duke Professor of Medicine in 1989 and Executive Dean since 1999. He has written nearly 350 manuscripts as well as numerous books.

   Dr. Snyderman is a member of the Compensation Committee and the Corporate Governance Committee of the Company.

Gregory N. Beatch, Ph.D. - Vice President External Scientific Affairs

   Dr. Beatch has been Vice President, Research since June 1997 and was re-titled Vice President, External Scientific Affairs on July 20, 2001. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the TPD, the equivalent of the U.S. FDADr. Beatch was a Research Scientist for the Drugs Directorate of the TPD. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Richard P. Schwarz, Jr., PhD, - Executive Director, Congestive Heart Failure Program

   Dr. Schwarz joined Cardiome in January 2002 to manage the pre-clinical and clinical development activities related to Cardiome's programs in the congestive heart failure area on a consultancy basis. Dr. Schwarz served previously as Executive Director, Cardiovascular Therapeutics, at Quintiles, Inc. He has 24 years of experience in the pharmaceutical/biotechnology industry and in government service. Dr. Schwarz held the position of Deputy Chief, Cardiology Program, at the National Heart, Lung and Blood Institute from 1979-1982, and served as Global Director of the Cardiovascular Clinical Development Program at the Sterling Research Group, Sterling Drug, Inc. He has also served as Senior Director, Clinical Development at Astra USA and as Vice President, Clinical Development and Regulatory Affairs at Texas Biotechnology Corporation. Dr. Schwarz has planned and directed numerous clinical programs in cardiovascular development, including studies of inotropic agents and neurohormonal modulators in congestive heart failure, and studies of thrombin inhibitors, IIb/IIIa inhibitors, and thrombolytic agents in acute coronary syndromes. He led the research team that developed the injectable inotropic agent, PRIMACOR (milrinone), for the acute treatment of congestive heart failure. His bibliography lists over 50 publications and two books.

Christina Yip, CMA - Corporate Secretary, Chief Financial Officer and Director of Finance & Administration

   Ms. Yip has been Corporate Secretary and Director of Finance & Administration of the Company since September 13, 2000 and Chief Financial Officer of the Company since December 23, 2000. Ms. Yip joined the Company as Financial Controller in September 1998. Prior to this date Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the Canadian Venture Exchange Inc. and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

John Haylock - Financial Consultant

   Mr. Haylock joined the company in December of 2001 in the capacity of Financial Consultant. Mr. Haylock has extensive experience in corporate banking and corporate finance. From 1999 to 2001, Mr. Haylock was Vice-President at BMO Nesbitt Burns. Prior to that, Mr. Haylock spent nine years in corporate banking with Bank of Montreal. Mr. Haylock received a Mathematics degree and Chemical Engineering degree from the University of Alberta and an M.B.A. from the University of Western Ontario.

David Fedida, Ph.D., M.D. - Scientific Consultant

   Director of Electrophysiology, Dr. Fedida is an Associate Professor of Physiology at the University of British Columbia, where he is the inaugural Career Scientist of the Heart and Stroke Foundation of British Columbia and Yukon. He holds a B.Sc. in Physiology and Ph.D. degrees in Cardiac Electrophysiology from the University of Leeds where he studied under Professor B.R. Jewell and Dr. M. Boyett, and medical degrees (B.M., B.Ch.) from the University of Oxford (1986), where he also did postdoctoral work with Prof. Denis Noble and Frances Ashcroft. After completing full registration with the General Medical Council (UK) he entered postdoctoral training with Dr. Wayne Giles at the University of Calgary, and subsequently with Dr. Arthur Brown at Baylor College of Medicine. After a six year period as an independent investigator at Queen's University in Kingston, he moved to the University of British Columbia where he holds a number of grants from the MRC Canada and Heart and Stroke Foundation, and is involved in basic biophysical studies and antiarrhythmic drug action on cardiac ion channels.

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

Eduardo Marban, M.D., Ph.D

   Dr. Marban is a member of the Scientific Advisory Board and a consultant of Cardiome (see "Business Overview - Licenses and Collaborative Research Agreements - Marban Agreement"). Dr. Marban currently serves as Professors of Medicine, Physiology and Biomedical Engineering at JHU. In addition, Dr. Marban is the founder and Director of the Institute of Molecular Cardiobiology, is the Michel Mirowski, M.D. Professor of Cardiology and is the Vice-Chairman for Research, Department of Medicine, all at JHU. Dr. Marban is an active full-time staff member of the Department of Medicine and is attending physician, Coronary Care Unit, The Johns Hopkins Hospital.

   Dr. Marban has received numerous awards and honours to this point in his career including the Research Achievement Award, International Society for Heart Research, the Basic Research Prize, American Heart Association, the Louis and Artur Lucian Award for Research in Cardiovascular Diseases and the MERIT Award from the National Heart, Lung and Blood Institute. He is currently a member of the Association of American Physicians, Program Director, SCOR in Sudden Cardiac Death, a member of the Association of University Cardiologists, a member of the

American Society for Clinical Investigation and is a Fellow, American College of Cardiology. He chairs the Basic Cardiovascular Sciences Council of the American Heart Association and is President of the Cardiac Muscle Society.

   Dr. Marban has published or currently has in press a total of 220 scientific articles and is currently the Editor in Chief, Circulation Research, a Consulting Editor, Circulation and Journal of Molecular and Cellular Cardiology and is on the International Advisory Board, Japanese Circulation Journal. In addition, he is the invited referee for over 20 research journals including New England Journal of Medicine, Nature, and Science.

   Dr. Marban was a member of the Cardiac Research Advisory Panel, Procter and Gamble Pharmaceuticals, was a consultant and founder of Physiome Sciences, Inc., a consultant to Otsuka Pharmaceutical Co., Inc. and is a founder of Paralex, a wholly-owned subsidiary of the Company.

   Three patents have been issued and six patents are pending by Dr. Marban.

   Dr. Marban received his B.S. in Mathematics, summa cum laude from Wilkes College, M.D. from Yale University in 1980 and his Ph.D from Yale University in Physiology in 1981. Dr. Marb n received his board certification from the American Board of Internal Medicine in 1984 and Cardiovascular Subspecialty in 1987.

Dr. Denis Roy, M.D.

   Dr. Roy has been at the Montreal Heart Institute since 1982. He is a staff cardiologist and electrophysiologist, and also holds the position of President of the Council of Physicians at the Montreal Heart Institute. He has served as Chief of Electrophysiology and Head of the Department of Medicine at the Institute. He is past President of the Quebec Cardiology Association and is currently member of the Executive Committee of the Canadian Cardiovascular Society.

   Dr. Roy has published over 80 papers in his areas of special interest, including mechanisms and management of arrhythmias, Sudden Cardiac Death, catheter ablation, pacemakers, implantable defibrillators and antiarrhythmic drugs. Dr. Roy was the principal investigator for the Canadian Trial of Atrial Fibrillation (CTAF) study, and is the current chairman of the Multicentre International Atrial Fibrillation and Congestive Heart Failure (AF-CHF) trial, which is funded by the Canadian Institute of Health Research.

   Dr. Denis Roy is Professor of Medicine at the Faculty of Medicine, University of Montreal, Quebec. He received his M.D. from the Faculty of Medicine of the University of Montreal in 1976 and did his internship at the Royal Victoria Hospital and residency at the Montreal Heart Institute. Post graduate training in electrophysiology was done through a fellowship grant from the R. Samuel McLaughlin Foundation first at the University of Limburg, Maastricht, Netherlands and then at the Hospital of the University of Pennsylvania, Philadelphia.

BOARD COMMITTEES
----------------

   From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

Audit Committee

   The Company is required to have an Audit Committee. The current members of the Audit Committee of the Company are Kim Sun Oh (Chair), Fred Mermelstein and Myron Weisfeldt, none of whom is a current or former officer of the Company. Prior to March 8, 2002, the members of the Audit Committee were Colin Mallet (Chair), Kim Sun Oh and Allen Bain, none of whom was or had been an officer of the Company, except Allen Bain who was formerly President of the Company.

   The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and receives and considers the auditors' comments (out of the presence of management) as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Company.

   The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

   The Compensation Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Mark Rogers (Chair), Ralph Snyderman and Fred Mermelstein, none of whom is a current or former officer of the Company, other than Mark Rogers, who is the current Chairman of the Board. Prior to March 8, 2002, the members of the Compensation Committee were Michael Walker (Chair), Colin Mallet and Darrell Elliott, none of whom was or had been an officer of the Company, except Michael Walker who was formerly Chairman of the Board.

   The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

Corporate Governance Committee

   The Corporate Governance Committee is currently comprised of Michael J.A. Walker (Chair), Ralph Snyderman and Elizabeth Rogers, none of whom is a current or former officer of the Company, other than Michael J.A. Walker, who was formerly Chairman of the Board. Prior to March 8, 2002, the members of the Corporate Governance Committee were Colin Mallet (Chair), Allen Bain, Darrell Elliott and Michael Walker, none of whom was or had been an officer of the Company, except Michael Walker who was formerly Chairman of the Board.

   The Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also assesses the effectiveness of the Board, its committees and individual directors on an ongoing ad hoc basis.

Nomination Committee

   The members of the Nomination Committee of the Company are currently Mark Rogers (Chair), Alan M. Ezrin and Robert W. Rieder, all of whom are officers of the Company. Prior to March 8, 2002, the members of the Nomination Committee were Darrell Elliott (Chair), Michael Walker, and Clive Page, none of whom was or had been an officer of the Company, except Michael Walker who was formerly Chairman of the Board.

   The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

EMPLOYEES
---------

   As of March 31, 2002, the Company has 31 employees, 25 of which are employed in research and development and six of which are engaged in administration. Of the 25 engaged in research and development, 13 have Ph.D. or Masters degrees in a scientific field. At this time, none of the Company's employees are subject to collective bargaining agreements. The Company expects to add a small number of employees sufficient to support the increased business activities during fiscal 2002.

COMPENSATION OF EXECUTIVE OFFICERS
----------------------------------

Named Executive Officers of the Company

   "Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the fiscal year ended November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year ended November 30, 2001.

   During the most recently completed fiscal year, the Company had five Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Alan M. Ezrin, Chief Scientific Officer, Gregory N. Beatch, Vice President, External Scientific Affairs, Barry Johnson, Director of Pharmacology and Grace Jung, Senior Director, Research.

Summary of Compensation

   The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2001, 2000 and 1999.

                                                                Summary Compensation Table
                                                                --------------------------
                                                                                                    Long-Term
                                                                       Annual Compensation        Compensation
                                                                -----------------------------------------------------
                                                                                                                          All
                                                     Year                                        Securities Under        Other
                                                   Ended Nov.     Salary      Bonus     Other    Options Granted      Compensation
      Name and Principal Position                    30            ($)         ($)       ($)           (#)                ($)
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                                     2001         241,250      Nil         Nil        7,500             Nil
President and Chief Executive Officer                2000         200,000      Nil         Nil      113,750             Nil
                                                     1999         200,000      Nil         Nil          Nil             Nil

Alan M. Ezrin(1)                                     2001         258,836      Nil      42,802(2)   195,000          60,000(3)
Chief Scientific Officer                             2000            -         -          -            -               -
                                                     1999            -         -          -            -               -

Gregory N. Beatch(4)                                 2001         140,000      Nil         Nil          Nil             Nil
Vice President, External Scientific Affairs          2000         131,333      Nil         Nil       16,250             Nil
                                                     1999         125,000      Nil         Nil          Nil             Nil

Barry Johnson(5)                                     2001         105,000      Nil         Nil          Nil             Nil
Director of Pharmacology                             2000          21,875(5)   Nil         Nil       18,750          10,000(3)
                                                     1999            -         -          -            -               -

Grace Jung(6)                                        2001         104,833      Nil         Nil        1,875             Nil
Senior Director, Research                            2000          96,583      Nil         Nil        6,250             Nil
                                                     1999          90,333      Nil         Nil          Nil             Nil
-----------------------------------------------------------------------------------------------------------------------------------


(1) Dr. Alan Ezrin was hired by the Company in January 2001 at a base salary of US$190,000. During the period of January 15, 2001 to November 30, 2001, total salary paid to Dr. Ezrin was $258,836.
(2)   This sum represents tax allowances paid.
(3)   This sum represents relocation expenses paid.
(4) Dr. Gregory N. Beatch's title was changed from Vice-President, Research to Vice President, External Scientific Affairs on July 20, 2001.
(5) Dr. Barry Johnson was hired by the Company on September 18, 2000. This represents a base salary of $105,000, of which $21,875 was paid to Dr. Johnson for the period of September 18, 2000 to November 30, 2000.
(6) Dr. Grace Jung became a Named Executive Officer effective August 1, 2001 with her base salary increase to $115,000 per annum.

Options Granted During the Most Recently Completed Fiscal Year

   During the fiscal year ended November 30, 2001, the following incentive stock options were granted to the Named Executive Officers.

                                                          % of Total
                                                           Options                        Market Value
                                     Securities            Granted        Exercise        of Securities
                                        Under                 to           or Base          Underlying
                                       Options            Employees         Price         Options on the
                     Date of           Granted            in Fiscal          ($/           Date of Grant      Expiration
     Name             Grant              (#)                 year         Security)        ($/Security)(1)       Date
-----------------    --------     ----------------    ----------------  ----------------  ----------------  ----------------
Robert W. Rieder     Aug. 22/01     7,500                   2.01%           $3.00             $2.88            Aug. 21/06

Alan M. Ezrin        Jan. 30/01   187,500                  50.34%           $2.92             $3.56            Jan. 29/07
                     Aug. 22/01     7,500                   2.01%           $3.00             $2.88            Aug. 21/06

Grace Jung           Aug. 22/01     1,875                   0.56%           $3.00             $2.88            Aug. 21/07


(1) Calculated as the closing price of the Common Shares of the Company on the TSX on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table sets forth details of all exercises of incentive stock options during the fiscal year ended November 30, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

                                                                  Unexercised Options        Value of Unexercised In-
                                                                   at Fiscal Year-End         the-Money Options at
                          Securities                                      (#)                Fiscal Year-End ($)(1)
                         Acquired on             Value               Exercisable/                  Exercisable/
      Name               Exercise(#)          Realized($)           Unexercisable                 Unexercisable
---------------------   --------------    -----------------        -------------------      -------------------------
Robert W. Rieder            -                    -                   190,750/90,500                  -/- (2)

Alan M. Ezrin               -                    -                    70,000/125,000                 -/- (2)

Gregory N. Beatch           -                    -                    33,750/11,250                  -/- (2)

Barry Johnson               -                    -                     5,000/13,750                  -/- (2)

Grace Jung                  -                    -                    17,500/3,125                   -/- (2)


(1) The market value of the Common Shares of the Company on the TSX was $2.64 at fiscal year-end, November 30, 2001.

(2) The exercise or base price of these options exceeded the market value of the Common Shares of the Company at fiscal year-end and hence these options were not in the money.

Pension Plans

   The Company does not provide retirement benefits for directors or officers.

Compensation of Directors

   During the most recently completed fiscal year, outside directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

                                Directors' fees         All Other Compensation
      Name of Director                 ($)                      ($)
     -------------------------  ------------------     -------------------------
     Michael J.A. Walker               5,000                 79,167(1)(2)

     Clive P. Page(3)                 10,000                 35,065(1)(2)

     Allen I. Bain(3)                  5,000                    Nil(2)

     Colin R. Mallet(3)               10,000                  6,500(1)

     Kim Sun Oh                        5,000                    Nil

     Darrell Elliott(3)               10,000                  9,500(1)

(1)   Consulting fees or meeting fees.

(2)   the Company paid $16,838 for contract research services to Pneumolabs
      (UK) Limited, a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders.

(3)   Resigned as director effective March 8, 2002.

   Effective March 11, 2002, non-management directors of the Company are paid a meeting fee of US$750 per tele-conference meeting or US$2,500 per meeting attended in person. Each of the directors also receives an annual grant of incentive stock options to purchase 12,500 Common Shares of the Company. Each new non-management director also receives a grant of incentive stock options to purchase 50,000 Common Shares when he or she first joins the Board. Management directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company, other than grants of incentive stock options. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Management Contracts of Named Executive Officers

   The Company has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder

   The following information was effective for the fiscal year ended November 30, 2001. Subsequent to the acquisition of Paralex by the Company completed on March 8, 2002, this employment agreement is being renegotiated by the parties and is not yet finalized as of the date hereof.

   Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

   Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If Mr. Rieder's employment is terminated without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. The agreement provides that if there is a change of control of the Company, Mr. Rieder's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Alan M. Ezrin

   The following information was effective for the fiscal year ended November 30, 2001. Subsequent to the acquisition of Paralex by the Company completed on March 8, 2002, this employment agreement is being renegotiated by the parties and is not yet finalized as of the date hereof.

   Under the employment agreement with Alan M. Ezrin dated June 5, 2001, effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of US$190,000, payable in equal semi-monthly installments. He is eligible for annual payments upon achievement of annual milestones set by the Company. He also received a grant of 187,500 incentive stock options of which 62,500 vested on the date of employment and the remaining 125,000 will vest upon the achievement of annual milestones. He receives four weeks of paid vacation and a tax cash allowance of U.S.$30,000 each year.

   Dr. Ezrin's employment agreement has an indefinite term and may be terminated by him upon 30 days' written notice. If Dr. Ezrin's employment is terminated without cause, Dr. Ezrin is entitled to receive a severance payment equal to up to 12 months' salary. The agreement provides that if there is a change of control of the Company, Dr. Ezrin's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Gregory N. Beatch

   Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000 and July 16, 2001, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

   Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon 30 days' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to 18 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant, if Dr. Beatch is terminated or dismissed without cause.

Barry Johnson

   Under the employment agreement with Barry Johnson dated September 18, 2000, Dr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments.
He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

   Dr. Johnson's employment agreement has an indefinite term and may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.

Grace Jung

   Under the employment agreement with Grace Jung dated September 8, 1998, as amended effective August 1, 2001, Dr. Jung acts as Senior Director, Research of the Company in consideration for an annual salary of $115,000, payable in equal semi-monthly installments. Dr. Jung is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. She is also eligible for grants of incentive stock options as determined by the Board. Dr. Jung receives four weeks of paid vacation each year.

   Dr. Jung's employment agreement may be terminated by either party upon three months' written notice and she will be entitled to receive any salary owed up to the date of termination.

   The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Directors' and Officers' Insurance

   The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a deductible loss of $10,000, $25,000 or $100,000 payable by the Company for employment practice liability, general liability or U.S. securities claims respectively. The Company pays a total annual premium of $36,000, which premium has not been specifically allocated between directors as a group and officers as a group.

Indebtedness of Directors and Officers

   No director or officer of the Company or any associate or affiliate of such person is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed fiscal year of the Company.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
---------------------------------------------------

   The following table sets out details of the shares and options of the Company that are held by directors and executive officers of the Company as at March 31, 2002.

                     Number of         Percentage of Issued       Number of
                       Common            and Outstanding         Shares held    Exercise    Expiration
Name                   Shares             Common Shares         Under Options      Price       Date
--------------------------------------------------------------------------------------------------------------------
Mark Rogers          Nil                     N/A                   N/A            N/A       N/A

Robert Rieder        39,900                  0.14%                 50,000         $5.52     September 12, 2006
                                                                   50,000         $5.08     March 24, 2006
                                                                   13,750         $7.24     March 29, 2005
                                                                   150,000        $5.96     March 17, 2003
                                                                   10,000         $5.68     April 20, 2002
                                                                   7,500          $3.00     August 21, 2006
                                                                   7,500          $3.68     February 4, 2007
Alan Ezrin           11,575                  0.04%                 187,500        $2.92     January 29, 2007
                                                                   7,500          $3.00     August 21, 2006
                                                                   7,500          $3.68     February 4, 2007

Michael Walker       615,517                 2.18%                 7,500          $3.00     August 21, 2006
                                                                   7,500          $3.68     February 4, 2007

Kim Sun Oh           27,000                  0.1%                  7,500          $3.00     August 21, 2006
                                                                   7,500          $3.68     February 4, 2007

Fred Mermelstein     931,085                 3.29%                 N/A            N/A       N/A

Myron Weisfeldt      Nil                     N/A                   N/A            N/A       N/A

Elizabeth Rogers     454,091                 1.60%                 N/A            N/A       N/A

Ralph Snyderman      Nil                     N/A                   N/A            N/A       N/A

Gregory Beatch       12,500                  0.04%                 16,250         $5.08     May 24, 2006
                                                                   15,000         $5.00     May 29, 2002
                                                                   13,750         $4.20     October 15, 2004

Christina Yip        Nil                     N/A                   9,375          $5.52     September 12, 2006
                                                                   5,625          $5.08     May 24, 2006
                                                                   3,750          $5.04     January 10, 2005
                                                                   2,500          $5.08     November 26, 2007

                     Number of         Percentage of Issued       Number of
                       Common            and Outstanding         Shares held    Exercise    Expiration
Name                   Shares             Common Shares         Under Options      Price       Date
--------------------------------------------------------------------------------------------------------------------
Barry Johnson        Nil                     N/A                   18,750         $6.20     September 17, 2006
Grace Jung           Nil                     N/A                   6,250          $5.08     May 24, 2006
                                                                   1,875          $3.00     August 21, 2007
                                                                   12,500         $4.20     October 15, 2004
TOTAL                2,091,668               7.39%                 626,875

Stock Option Plan

   At the Company's annual meeting of shareholders held May 28, 2001, the Company adopted a new stock option plan. The purpose of the plan is to enable the Company to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts and provide incentive to the Company's employees, officers, directors and consultants responsible for the continued success of the Company.

   All of the options that have been and will be granted under the plan must be exercised within a maximum period of ten years following the effective date of the plan. The Board designates the recipients of options and determines the number of common shares covered by each option, the date of vesting, the exercise price and the expiry date of such option and any other question relating thereto. Under the plan, the exercise price per common share is no less than the closing price per common share on the TSX on the trading day immediately preceding the day of grant.

   The maximum number of common shares that are currently issuable under the plan is 1,500,000 common shares. The board of directors has approved amendments to the plan which increase the number of common shares issuable under the plan to 5,500,000. These amendments are subject to shareholder approval. The maximum number of common shares that may be optioned in favour of any single individual under the plan will not exceed 5% of the issued and outstanding common shares at the date of the grant. The maximum number of common shares which may be optioned in favour of directors and senior officers under the plan is 10% of the issued and outstanding common shares at the date of the grant.

Incentive Stock Options

   The following table summarizes the outstanding incentive stock options of the Company as of March 31, 2002.

                                                                       Market Value on
   Date of Grant            Number of Options       Exercise Price      Date of Grant       Expiry Date
---------------------------------------------------------------------------------------------------------------
(a) Executive Officers (4 persons)

April 21, 1997                10,000                    $5.68               $5.32           April 20, 2002

May 30, 1997                  15,000                    $5.00               $4.56           May 29, 2002

March 18, 1998                150,000                   $5.96               $6.36           March 17, 2003

October 16, 1998              13,750                    $4.20               $4.08           October 15, 2004

January 11, 1999              3,750                     $5.04               $5.16           January 10, 2005

March 30, 2000                13,750                    $7.24               $7.24           March 29, 2005

May 25, 2000                  71,875                    $5.08               $5.20           May 24, 2006

September 13, 2000            59,375                    $5.52               $6.12           September 12, 2006

August 22, 2001               15,000                    $3.00               $2.88           August 21, 2006

January 30, 2001              187,500                   $2.92               $3.56           January 29, 2007

November 27, 2001             2,500                     $2.80               $2.76           November 26, 2007

February 5, 2002              15,000                    $3.68               $3.48           February 4, 2007
                              -------
                              557,500

(b) Non-Executive and Former Directors (6 persons)

April 3, 2001                 37,500                    $2.80               $2.80           April 2, 2002

February 9, 1999              15,000                    $4.40               $4.40           February 8, 2004

November 1, 1999              12,500                    $2.44               $2.40           October 31, 2004

August 22, 2001               45,000                    $3.00               $2.88           August 21, 2006

February 5, 2002              45,000                    $3.68               $3.48           February 4, 2007
                              -------
                              155,000

(c) Employees and Former Employees (26 persons)

April 3, 1997                 35,000                    $5.60               $6.08           April 2, 2002

May 30, 1997                  5,000                     $5.00               $4.56           May 29, 2002

June 12, 1998                 23,750                    $6.32               $5.40           June 11, 2004

October 16, 1998              21,250                    $4.20               $4.08           October 15, 2004

November 1, 1999              2,500                     $2.44               $2.40           October 31, 2005

May 25, 2000                  40,938                    $5.08               $5.20           May 24, 2006

September 18, 2000            18,750                    $6.20               $6.20           September 17, 2006

December 19, 2000             9,375                     $2.60               $2.32           December 18, 2006

May 28, 2001                  7,500                     $3.52               $3.48           May 27, 2007

August 22, 2001               18,750                    $3.00               $2.88           August 21, 2007

November 27, 2001             57,500                    $2.80               $2.76           November 26, 2007
                              -------
                              240,313

(d) Scientific Advisory Board Members, Consultants and Former Consultants (9 persons)

April 3, 1997                 37,500                    $5.60               $6.08           April 2, 2002

September 5, 2001             5,000                     $2.92               $2.80           July 31, 2002

November 1, 1999              25,000                    $2.44               $2.40           October 31, 2002

June 12, 1998                 30,000                    $6.32               $5.40           June 11, 2004

October 16, 1998              31,250                    $4.20               $4.08           October 15, 2004

February 25, 1999             12,500                    $4.20               $4.08           February 24, 2005

November 1, 1999              12,500                    $2.44               $2.40           October 31, 2005

February 14, 2000             12,500                    $4.20               $4.72           February 13, 2006

September 13, 2000            5,000                     $5.52               $6.12           September 12, 2006

December 13, 2001             25,000                    $3.00               $2.68           December 12, 2007
                              ---------
                              196,250
TOTAL:                        1,149,063

   The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

      ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
================================================================================

MAJOR SHAREHOLDERS
------------------

   The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of March 31, 2002 concerning the beneficial ownership of common shares of the Company as to each person known to the management of the Company that is a beneficial owner of more than 5% of the outstanding shares of the Company:

Title of Class   Identity of Person or Group                       Amount Owned           Percentage of Class
-----------------------------------------------------------------------------------------------------------------
Common shares    Lindsay Rosenwald 2000 Family Trusts and          2,585,608(2)                   9.14%
                 the Lindsay Rosenwald 2000 Irrevocable
                 Trust(2)

Common shares    Pembroke Management Ltd.(1)(3)                    2,470,000                      8.73%

Common shares    RBC Global Investment Management Inc.(1)          2,182,623                      7.70%

Common shares    AGF Funds Inc.(1)                                 1,608,012                      5.68%
-----------------------------------------------------------------------------------------------------------------


(1)   Based on ownership of, or control or direction over, the shares.

(2) Shares are registered in the name of Jay Lobell, as trustee for these trusts. Mr. Rosenwald disclaims beneficial ownership of these shares. These shares were acquired on March 8, 2002 in connection with the acquisition of Paralex by the Company.

(3) To the knowledge of the Company, this shareholder has not previously owned more than 5% of the outstanding shares of the Company.

   The Company's major shareholders do not have different voting rights than other shareholders.

UNITED STATES SHAREHOLDERS
--------------------------

   On March 31, 2002, the Company had 55 (2001 - 33 and 2000 - 33) registered shareholders with addresses in the United States holding approximately 9,537,919 common shares or approximately 33.71% (2001 - 10.46% and 2000 - 12.24%) of the total number of issued and outstanding shares. US residents also hold warrants to purchase 896,023 common shares. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

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

   Some of the directors and officers of the Company are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such companies. All such conflicts are disclosed by them in accordance with the Canada Business Corporations Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Related Party Transactions

   Mark C. Rogers, M.D., M.B.A., Chairman of the Board of the Company, is the President of Paramount, a New York venture capital firm. The Company had an agreement with Paramount pursuant to which the Company agreed to issue to Paramount 187,500 warrants of the Company and to pay a fee to Paramount in connection with the completion of the acquisition of Paralex. The fee was determined to be U.S. $235,825 and was paid in April 2002. Pursuant to the same agreement, the Company has paid US$15,000 in retainer fees to Paramount as at November 30, 2001. This agreement was terminated in February 2002.

   The following are payments made by the Company in related party transactions during the fiscal years ended November 30, 2001, 2000 and 1999.

                                                 2001        2000       1999
                                                  $           $          $
--------------------------------------------------------------------------------

Paid to companies with a common director for:

- contract research services                    16,838      30,539     163,954

- administrative consulting services              -           -          6,500

Paid to directors for:

- research consulting services                 113,732     104,901      37,761

- administrative consulting services            16,500      30,700       3,500

Accounts receivable from directors and/or
companies  with a common director                1,500        -           -

Accounts payable to directors and/or
companies with a common director                84,709      18,276      40,690
================================================================================

   All transactions are recorded at their exchange amounts and accounts receivable and accounts payable are subject to normal trade terms.

                           ITEM 8. FINANCIAL INFORMATION
================================================================================

FINANCIAL STATEMENTS
--------------------

   The following financial statements are included in this Annual Report:

1. audited consolidated financial statements of the Company including the consolidated balance sheets as at November 30, 2001 and 2000, the consolidated statements of loss and deficit and cash flow for the years ended November 30, 2001, 2000 and 1999, and the notes to those statements and the auditor's report thereon;

2. audited financial statements of Paralex including the balance sheet as at November 30, 2001, the statements of loss, deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001, the notes to those statements and the auditor's report thereon; and

3. pro forma consolidated financial statements of the Company including the pro forma consolidated balance sheet as at November 30, 2001, the pro forma consolidated statements of loss for the year ended November 30, 2001 and the notes to those statements.

LEGAL OR ARBITRATION PROCEEDINGS
--------------------------------

   Cardiome is not a party to any material pending legal or arbitration proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

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

SIGNIFICANT CHANGES
-------------------

   On March 8, 2002, the Company completed the acquisition of all of the outstanding shares of Paralex in exchange for 8,203,396 common shares. Also, on March 8, 2002 the Company completed a concurrent financing of $30,908,061 (the equivalent of approximately U.S.$19,500,000) and issued 9,309,657 common shares along with warrants for the purchase of 2,327,414 common shares. See "Business Overview - History and Development - Acquisition of Paralex".

   On March 28, 2002 Cardiome announced that it had received a notice from AstraZeneca that AstraZeneca does not intend to proceed with clinical development of RSD1122. In accordance with the AstraZeneca License, AstraZeneca will return all rights and pre-clinical data associated with RSD1122 in June 2002 and the AstraZeneca License will terminate. Cardiome intends to evaluate the AstraZeneca pre-clinical data and, following consultation with its board of directors and scientific advisory board, decide whether or not to carry out and fund future research and development on this drug candidate. See "Licenses and Collaborative Research Agreements - AstraZeneca License" under "Item 4. Information on the Company".

                          ITEM 9. THE OFFER AND LISTING
================================================================================

   The Company's common shares have traded on the Toronto Stock Exchange (the "TSX") since July 25, 2000 under the symbol "COM" (previously "NRT"), and in the United States are quoted on the NASD OTC Electronic Bulletin Board under the symbol "COMRF" (previously "NTRDF"). The Company's common shares were also traded on the TSX Venture Exchange Inc. until February 2, 2001.

   The following table sets forth the high and low sales prices (Cdn. Dollars) of the Company's common shares on the TSX and TSX Venture Exchange for the last five fiscal years of the Company as well as the high and low sales prices (U.S. Dollars) on the NASD OTC Electronic Bulletin Board of the Company's common shares since the Company's common shares traded over the NASD OTC Electronic Bulletin Board. The information set forth below in the column entitled Toronto Stock Exchange reflects the highest and lowest sale prices reported on either the TSX or the TSX Venture Exchange, as the case may be, for each time period which includes any date from July 25, 2000 through February 1, 2001,

   All share prices on the following table reflect the four-to-one share consolidation (reverse stock split) completed on March 8, 2002.

                                          Toronto Stock Exchange          NASD OTC Electronic Bulletin
          Time Period                     Price Range (in Cdn.$)             Price Range (in U.S.$)
-------------------------------------------------------------------------------------------------------------
                                               High          Low                   High            Low
                                       ----------------------------------------------------------------------
April 1 to April 18, 2002                      $2.80        $2.56                  $1.72          $1.50

Month ended March 31, 2002                     $3.15        $2.70                  $2.20          $1.55

Month ended February 28, 2002                  $4.24        $3.40                  $2.64          $2.20

Month ended January 31, 2002                   $5.20        $3.52                  $3.20          $1.76

Month ended December 31, 2001                  $3.60        $2.56                  $2.60          $1.48

Month ended November 30, 2001                  $3.40        $2.24                  $2.28          $1.52

Fiscal year ended November 30, 2001:

Fourth Quarter                                 $3.56        $1.60                  $2.28          $1.40

Third Quarter                                  $3.92        $2.60                  $2.40          $1.60

Second Quarter                                 $3.80        $2.40                  $2.52          $1.60

First Quarter                                  $4.00        $2.00                  $3.36          $1.40

Fiscal year ended November 30, 2000:

Fourth Quarter                                 $7.20        $4.08                  $9.00          $2.76

Third Quarter                                  $6.80        $4.64                  $4.36          $3.00

Second Quarter                                $10.84        $4.32                  $7.52          $2.64

First Quarter                                  $6.20        $1.88                  $4.76          $1.00

Fiscal year ended November 30, 1999:           $6.92        $2.00                  $4.52          $1.36

Fiscal year ended November 30, 1998:          $12.60        $3.32                 $13.00          $2.00

Fiscal year ended November 30, 1997:           $7.52        $2.60                  $6.20          $2.44


                       ITEM 10. ADDITIONAL INFORMATION
================================================================================

ARTICLES & BY-LAWS
------------------

   The Company was continued under the Canada Business Corporations Act, or the CBCA on March 8, 2002 under number 402208-4. The Company has no restrictions on its business imposed by the CBCA. The Company is authorized to issue an unlimited common shares without par value, of which 28,308,098 common shares are issued and outstanding as of the date of this Annual Report.

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

   Provision as to modification, amendment or variation of the rights attached to the common shares are contained in the Company's articles and by-laws and the CBCA. Generally speaking, substantive changes to the rights attached to the common shares will require the approval of the holders of common shares by special resolution (at least two-thirds of the votes cast).

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

   The directors have the power to convene general meetings of the shareholders of the Company and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 15 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual meeting of shareholders. Meetings of the shareholders may be held anywhere in Canada or in New York, New York; Seattle, Washington; San Francisco, California; Los Angeles, California; San Diego, California; or Boston, Massachusetts.

   If a director is materially interested in a proposal, arrangement or contract, the director must disclose in writing the nature and extent of his interest to the Company or request to have it entered in the minutes of a meeting of the directors. A director may not vote on any resolutions to approve proposals, arrangements or contracts in which they are materially interested unless it is a proposal, arrangement or contract: (1) relating primarily to the director's remuneration as a director, officer, employee or agent of the Company or an affiliate, (2) for indemnity or insurance for the director, or (3) with an affiliate. The directors of the Company have the power to borrow money from any source and upon any terms and conditions on behalf of the Company, subject to their fiduciary duties and the CBCA. There is no requirement that the directors must hold shares of the Company to qualify as directors and directors are not required to retire at a specified age.

   The CBCA requires that 25% of the directors of a corporation must be resident Canadians.

MATERIAL CONTRACTS
------------------

1. License agreement dated March 29, 1996 with the University of British Columbia. See "Item 4. Information on the Company - Business Overview - Licenses and Collaborative Research Agreements."

2. Research Agreement dated March 1, 1997 with the University of British Columbia. See "Item 4. Information on the Company - Business Overview - Licenses and Collaborative Research Agreements."

3. Agreement dated November 19, 1997 with Drs. MacLeod and Quastel. See "Item 4. Information on the Company - Business Overview - Licenses and Collaborative Research Agreements."

4. Agreement dated October 16, 2000 with AstraZeneca. See "Item 4. Information on the Company - Business Overview - Licenses and Collaborative Research Agreements."

5. Collaborative Research and License Agreement dated November 30, 2000 with Antalium Inc. See "Item 4. Information on the Company - Business Overview - Licenses and Collaborative Research Agreements."

6. Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Robert Rieder. See "Item 6. Directors, Senior Management and Employees - Management Contracts of Named Executive Officers".

7. Employment Agreement dated November 24, 1998 with Dr. Gregory Beatch. See "Item 6. Directors, Senior Management and Employees - Management Contracts of Named Executive Officers."

8.   Employment Agreement dated June 5, 2001 with Dr. Alan M. Ezrin. See "Item
     6. Directors, Senior Management and Employees - Management Contracts of Named Executive Officers."

9. License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and The Johns Hopkins University. See "Item 4. Information on the Company - Business Overview - Licenses and Collaborative Research Agreements."

10. License agreement dated December 19, 2001 between Paralex and ILEX Oncology, Inc. See "Item 4. Information on the Company - Business Overview
     - Licenses and Collaborative Research Agreements"

11. Agreement dated May 2001 and dated as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc. See "Item 4. Information on the Company - Business Overview - Licenses and Collaborative Research Agreements."

EXCHANGE CONTROLS
-----------------

   There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Item 10. Canadian Federal Income Taxation" and "Certain United States Federal Income Tax Consequences".

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

   The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was Cdn.$5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment in 2002 to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn.$218 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of common shares.

   Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including:

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

Distributions on common shares of the Company

   U.S. Holders, who are not subject to any of the provisions described in the "Other Consideration for U.S. Holders" section, and who receive distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Any Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust, if such holder has satisfied applicable holding period requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Foreign Tax Credit

   A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, and who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

   A U.S. Holder, who does not fall under any of the provisions contained within the "Other Consideration for U.S. Holders" section, will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder unless the Company was a controlled foreign corporation at the time of the disposition. For the effect on the Company of becoming a controlled corporation, see "Controlled Foreign Corporation Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.
Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

   In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company:

Foreign Personal Holding Company

   If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., interest, dividends, annuities and royalties), the Company would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Company would be required to include in income for such year their allocable portion of the Company's passive income which would have been treated as a dividend had that passive income actually been distributed. The Company does not believe that it is currently a foreign personal holding company.

Foreign Investment Company

   If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by U.S. Holders, as defined in the "U.S. Holders" section above, and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains. The Company does not believe that it is currently a foreign investment company.

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

   A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain recognized on the disposition of his common shares (or deemed to be recognized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible at all in taxable years beginning after 1990.

   The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during which the U.S. Holder owned stock, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

   With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules apply, not the PFIC rules.

   If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains recognized on the disposition (or deemed to be recognized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Company. Generally, an "excess distribution" is the portion of a distribution that exceeds 125% of the average distributions received by the U.S. Holder during the preceding three taxable years.

   A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder during which the Company was a PFIC would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

   Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

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

Mark-to-Market Election for PFIC Stock

   Section 1296 of the Code provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

   For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

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

Controlled Foreign Corporation Status

   If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Company and the Company's earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company recognized by a shareholder who was a 10% U.S. Holder of the Company (while it constituted a CFC) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. The Company believes that is is not currently a CFC. Because of the complexity of Subpart
F, and because the Company may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

   Under Section 1297(e) of the Code, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

   This rule is designed to eliminate the risk that a U.S. Holder would be required to include a foreign corporation's earnings currently under both Subpart F and the PFIC or QEF rules.

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

     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
================================================================================

   The Company's exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income it can earn on its cash equivalents and on the increase or decrease in the amount of interest expense the Company must pay with respect to its capital lease obligations and long-term debt. The Company is subject to interest rate risk on its cash equivalents which at November 30, 2001 had an average interest rate of approximately 4.64%. During the fiscal year ended November 30, 2001, the Company was subject to interest rate risk on its capital lease obligations which carried an annual rate of 8.5% to 11.% and on its long-term debt which carried an annual rate of 10.77%. The Company does not use interest rate derivative instruments to manage exposure to interest rate changes. The Company ensures the safety and preservation of its invested principal funds by limiting default risk, market risk and reinvestment risk, and mitigates default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of the Company's interest sensitive financial instruments. Declines in interest rates over time will, however, reduce the Company's interest income while increases in interest rates over time will increase its interest expense.

FOREIGN CURRENCY RISK
---------------------

   The Company has operated primarily in Canada and most transactions in the fiscal year ending November 30, 2001, have been made in Canadian dollars. The Company also maintains U.S. currency accounts for transactions in settlement of U.S. dollars. The Company has not had any material exposure to foreign currency rate fluctuations, nor does it have any foreign currency hedging instruments in place.

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

The Company was incorporated under the Company Act (British Columbia). On March 8, 2002, the Company continued under the Canada Business Corporations Act. The rights of securities holders are substantially similar under the Company Act (British Columbia) and the Canada Business Corporations Act. In addition, on March 8, 2002, the Company effected a four-to-one share consolidation, or reverse stock split, resulting in its outstanding common shares being reduced from 113,172,393 to 28,293,098 and its fully diluted common shares being reduced from 136,370,232 to 34,092,558. Other than a pro rata reduction in each shareholder's number of shares, this transaction does not modify the rights of such shareholders.

                                  ITEM 15. RESERVED
================================================================================

                                  ITEM 16. RESERVED
================================================================================

                                       PART III

                           ITEM 17. FINANCIAL STATEMENTS
================================================================================

   The financial statements filed as part of this Annual Report are listed in "Item 19. Financial Statements and Exhibits".

   The financial statements of the Company included herein, are stated in accordance with accounting principles generally accepted in Canada and have been reconciled to United States GAAP. The financial statements of Paralex included herein are stated in accordance with accounting principles generally accepted in the United States. For the history of exchange rates which were in effect for Canadian dollars against United States dollars, see "Item 3. Key Information - Currency Exchange Rates".

                           ITEM 18. FINANCIAL STATEMENTS
================================================================================

The Company has elected to provide financial statements pursuant to "Item 17. Financial Statements".

                    ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
================================================================================

A.   Financial Statements

1. audited consolidated financial statements of the Company including the consolidated balance sheets as at November 30, 2001 and 2000, the consolidated statements of loss and deficit and cash flow for the years ended November 30, 2001, 2000 and 1999, and the notes to those statements and the auditor's report thereon;

2. audited financial statements of Paralex including the balance sheet as at November 30, 2001, the statements of loss, deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001, the notes to those statements and the auditor's report thereon; and

3. pro forma consolidated financial statements of the Company including the pro forma consolidated balance sheet as at November 30, 2001, the pro forma consolidated statements of loss for the year ended November 30, 2001 and the notes to those statements.

B.   Exhibits

1.1   Articles of Continuance of the Company(1)

1.2   By-Laws of the Company(2)

2.1   Form of Company's common share certificate. (3)

4.1 License agreement dated March 29, 1996 with the University of British Columbia(4)

4.2 Research Agreement dated March 1, 1997 with the University of British Columbia(5)

4.3   Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)

4.4   Agreement dated October 16, 2000 with AstraZeneca (7)

4.5* Collaborative Research and License Agreement dated November 30, 2000 with Antalium Inc.

4.6   Investment Agreement dated May 24, 2000 with FutureFund Capital (VCC)
      Corp.(8)

4.7 Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Robert Rieder. (9)

4.8   Employment Agreement dated November 24, 1998 with Dr. Gregory Beatch.
      (10)

4.9*  Employment Agreement dated June 5, 2001 with Dr. Alan M. Ezrin.

4.10  2001 share option plan (11)

4.11* Introduction Agreement dated August 10, 2001 with Paramount Capital,
      Inc.

4.12* Acquisition Agreement dated December 21, 2001 with Paralex, Inc. and
      Cardiome, Inc.

4.13* Agency Agreement dated February 28, 2002 with Sprott Securities Inc.
      and Raymond James Ltd.

4.14* License agreement dated April 18, 2001, as amended by agreement dated
      October 18, 2001 between Paralex and The Johns Hopkins University.

4.15* License agreement dated December 19, 2001 between Paralex and ILEX
      Oncology, Inc.

4.16* Agreement dated May 2001 and dated as of January 1, 2002 between
      Paralex and Cardiosciences Consulting, Inc.

4.17 Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant) (12)

4.18  Form of warrant dated March 8, 2002 (included in Exhibit 4.17). (13)

4.19  Warrant dated March 8, 2002 issued to Paramount Capital, Inc. (14)

4.20* Warrant dated March 8, 2002 issued to Sprott Securities Inc.

4.21* Warrant dated March 8, 2002 issued to Raymond James Ltd.

4.22  Form of Subscription Agreement (15)

4.23  Registration Rights Agreement dated March 8, 2002 (16)

8.1*  Subsidiaries of Company

10.1* Consent of Ernst & Young LLP, Independent Auditors

Notes:

*   Filed herewith

(1) Filed as exhibit 3.1 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002).

(2) Filed as exhibit 3.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(3) Filed as exhibit 4.1 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(4) Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).

(5) Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).

(6) Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 1997 (File No. 0-29338).

(7) Filed as exhibit 4.8 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed on June 4,
      2001). Certain portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

(8) Filed as exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed June 4,
      2001).

(9) Filed as exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed June 4,
      2001).

(10) Filed as exhibit 4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed June 4, 2001).

(11) Filed as exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed on June 4,
      2001).

(12) Filed as exhibit 4.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(13) Filed as exhibit 4.5 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(14) Filed as exhibit 4.6 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(15) Filed as exhibit 4.3 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(16) Filed as exhibit 4.4 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

SIGNATURES
----------

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CARDIOME PHARMA CORP.

/s/ Robert W. Rieder (signed)
--------------------------------------
Robert W. Rieder
President and Chief Executive Officer

Date:   April 19, 2002

Consolidated Financial Statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
(Expressed in Canadian dollars)

November 30, 2001

                                AUDITORS' REPORT



To the Shareholders of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied except for the change in the method of accounting for income taxes as explained in note 3[a] to the financial statements, on a consistent basis.

As discussed in note 3 to the financial statements, the Company retroactively changed its policies for revenue recognition and its method of determining loss per common share.


Vancouver, Canada,
February 8, 2002 (except as to note 19[a] and 19[c]
which are as of March 8, 2002 and note 19[e] which        /s/ Ernst & Young LLP
is as of March 28, 2002)                                  Chartered Accountants


  Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 8, 2002 (except as to note 19[a] and 19[c] which are as of March 8, 2002 and note 19[e] which is as of March 28,
2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.


Vancouver, Canada,                                        /s/ Ernst & Young LLP
February 8, 2002.                                         Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
          [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                               (expressed in Canadian dollars)



                                                      2001               2000
                                                        $                  $
--------------------------------------------------------------------------------
                                                                     [restated -
                                                                  see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]                1,381,750           3,247,479
Short-term investments [notes 5, 9 and 10]        2,801,830           6,971,661
Amounts receivable and other [notes 6 and 15]       247,211             390,912
--------------------------------------------------------------------------------
Total current assets                              4,430,791          10,610,052
Capital assets [note 7]                             302,583             452,970
Other assets [note 8]                             1,536,249           2,009,018
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 15]  907,700             999,702
Current portion of capital lease obligations            -                41,145
Current portion of long-term debt [note 10]             -                50,161
--------------------------------------------------------------------------------
Total current liabilities                           907,700           1,091,008
Deferred revenue                                  1,348,374           1,499,598
--------------------------------------------------------------------------------
Total liabilities                                 2,256,074           2,590,606
--------------------------------------------------------------------------------
Commitments [note 12]

Shareholders' equity
Share capital [note 11]                          32,251,393          32,235,393
Special warrants [note 11[c]]                       966,000                 -
Contributed surplus [note 11[f]]                  1,192,266           1,056,266
Deficit                                         (30,396,110)        (22,810,225)
--------------------------------------------------------------------------------
Total shareholders' equity                        4,013,549          10,481,434
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

See accompanying notes

On behalf of the Board:

                       /s/ Robert W. Rieder                  /s/ Colin R. Mallet
                           Director                              Director

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -             [restated -
                                                                         see notes 3[b] and 3[c]]   see note 3[c]]
REVENUE
Research collaborative, licensing and
option fees [notes 3[b] and 13]                            197,028                92,095                482,876
Grant income                                                88,137               135,363                 45,810
Interest and other income                                  347,078               495,894                258,395
------------------------------------------------------------------------------------------------------------------
                                                           632,243               723,352                787,081
------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development [note 18]                       5,498,838             4,732,656              3,585,593
General and administration [note 18]                     1,741,193             1,569,044                997,890
Amortization                                               550,097               917,288                654,918
------------------------------------------------------------------------------------------------------------------
                                                         7,790,128             7,218,988              5,238,401
------------------------------------------------------------------------------------------------------------------
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)

Deficit, beginning of year                             (22,810,225)          (16,314,589)           (11,863,269)
Adjustment for future income taxes [note 3[a]]            (428,000)                  -                      -
------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                   (30,396,110)          (22,810,225)           (16,314,589)
------------------------------------------------------------------------------------------------------------------

Net loss per common share [notes 3[c] and 11[h]]             (0.69)                (0.69)                 (0.66)
------------------------------------------------------------------------------------------------------------------

Weighted average number of
     common shares outstanding [notes 3[c] and 11[h]]   10,304,579             9,359,210              6,707,933
------------------------------------------------------------------------------------------------------------------

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -
                                                                               see note 3[b]
OPERATING ACTIVITIES
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)
Add items not affecting cash:
     Amortization                                          550,097               917,288                654,918
     Stock-based compensation                              136,000                16,000                    -
Changes in non-cash working capital items relating
     to operations:
     Amounts receivable and other                          143,701              (132,396)                18,744
     Accounts payable and accrued liabilities             (214,156)              253,458                227,062
     Deferred revenue                                     (151,224)            1,499,598                    -
------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                       (6,693,467)           (3,941,688)            (3,550,596)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                      -               8,009,619              5,412,353
Issuance of special warrants                               966,000                   -                      -
Payment on obligations under capital leases                (41,145)              (60,602)               (71,221)
Repayment of long-term debt                                (50,161)              (68,829)               (61,830)
------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                      874,694             7,880,188              5,279,302
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                 (74,776)             (179,085)               (60,190)
Patent costs capitalized                                  (125,090)             (324,445)              (168,160)
Short-term investments                                   4,169,831            (4,396,494)            (1,210,917)
Increase in deferred acquisition costs                     (16,921)                  -                      -
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities          3,953,044            (4,900,024)            (1,439,267)
------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
    during the year                                     (1,865,729)             (961,524)               289,439
Cash and cash equivalents, beginning of year             3,247,479             4,209,003              3,919,564
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                   1,381,750             3,247,479              4,209,003
------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                           5,369                15,850                 27,704
------------------------------------------------------------------------------------------------------------------


See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)




1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The Company's consolidated financial statements for the year ended November 30, 2001 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future.

The Company has suffered recurring losses and negative cash flows and has an accumulated deficit of $30,396,110 at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon its ability to obtain additional capital. Management expects to raise additional capital through private placements and public offerings [note 19]. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd.
(RSD) and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Cardiome, Inc., an inactive company with nominal assets and liabilities. Cardiome, Inc. was incorporated on November 9, 2001 under the General Corporation Law of the State of Delaware. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

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

Cardiome, Inc. is considered an integrated foreign operation and its accounts are translated using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect at the time of the transactions. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at lower of cost or market.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

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

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestones are recognized upon the achievement of the specified milestones. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted to officers, directors and employees. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share has not been presented because outstanding options and warrants are anti-dilutive.


3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the year ended November 30, 2001, the change resulted in an increase in research collaborative, licensing, and option fees and a decrease in the net loss of $151,224 from $7,309,109 that would have been reported had the change not been made. This change has been applied retroactively and prior periods have been restated with the following effect:

                                               As originally reported                        As restated
                                              Years ended November 30,                 Years ended November 30,
                                           2001         2000         1999           2001         2000         1999
                                             $            $            $              $            $            $
-----------------------------------------------------------------------------------------------------------------------
Research collaborative, licensing
  and option fees                         197,028     2,081,046      482,876       197,028        92,095       482,876
Loss for the year                      (7,157,885)   (4,496,038)  (4,451,320)   (7,157,885)   (6,495,636)   (4,451,320)
Net loss per common share [note 3[c]]       (0.69)        (0.48)       (0.63)        (0.69)        (0.69)        (0.66)
Deferred revenue                        1,348,374           -            -       1,348,374    (1,499,598)          -
Deficit                               (30,396,110)  (20,810,627) (16,314,589)  (30,396,110)  (22,810,225)  (16,314,589)
-----------------------------------------------------------------------------------------------------------------------

[c]   Loss per common share

Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude escrowed shares [note 11[f]] from the weighted average number of common shares outstanding in the calculation of loss per common share. For the year ended November 30, 2001, the change resulted in an increase in the loss per common share of $nil [2000 - $nil; 1999 - $0.03] to $0.69 [2000 - $0.69; 1999 - $0.66]
from $0.69 [2000 - $0.69; 1999 - $0.63] that would have been reported had the change not been made.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bore interest at rates which, in management's opinion, approximated the current interest rates and therefore, approximated their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $1,094,000 [2000 - $2,914,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.64% at November 30, 2001 [2000 - 6.02%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil [November 30, 2000 - $1,216,560 (US$792,031)].

Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.23% at November 30, 2001 [2000 - 5.76%] and maturities to April 2002 [2000 - July 2001].


6. AMOUNTS RECEIVABLE AND OTHER

                                                     2001            2000
                                                       $               $
-----------------------------------------------------------------------------

Prepaid expenses                                   147,681         137,287
Interest and other receivables                      99,530         253,625
-----------------------------------------------------------------------------
                                                   247,211         390,912
-----------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


7. CAPITAL ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------
2001
Laboratory equipment                       728,194          509,386     218,808
Computer equipment                         369,468          360,322       9,146
Office equipment                           109,242           67,848      41,394
Leasehold improvements                      29,255            7,765      21,490
Web-site development costs                  13,640            1,895      11,745
--------------------------------------------------------------------------------
                                         1,249,799          947,216     302,583
--------------------------------------------------------------------------------

2000
Laboratory equipment                       583,238          310,588     272,650
Computer equipment                         347,998          299,304      48,694
Office equipment                            98,451           46,585      51,866
Leasehold improvements                      10,093            2,021       8,072
Equipment under capital lease              135,243           63,555      71,688
--------------------------------------------------------------------------------
                                         1,175,023          722,053     452,970
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


8. OTHER ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------

2001
Technology                                 2,968,193      2,190,015     778,178
License                                      105,208         52,603      52,605
Patents                                    1,121,198        570,807     550,391
Deferred acquisition costs [note 19[a]]      155,075            -       155,075
--------------------------------------------------------------------------------
Total                                      4,349,674      2,813,425   1,536,249
--------------------------------------------------------------------------------

2000
Technology                                 3,396,193      1,953,115   1,443,078
License                                      105,208         42,082      63,126
Patents                                      996,108        493,294     502,814
--------------------------------------------------------------------------------
Total                                      4,497,509      2,488,491   2,009,018
--------------------------------------------------------------------------------

During the year ended November 30, 2001, the Company recorded additional amortization expense of approximately $nil [2000 - $287,000; 1999 - $nil] with respect to patents no longer directly related to the Company's current focus.


9. CREDIT FACILITY

At November 30, 2001, the Company has available an operating line of credit of $30,000 [2000 - $100,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [2000 - $100,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2001 and 2000, there was no outstanding balance drawn on this credit facility.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


10. LONG-TERM DEBT

                                                           2001            2000
                                                             $               $
--------------------------------------------------------------------------------
Promissory note with interest rate of 10.77%
 per annum, repaid in blended monthly
 instalments of $6,468 per month                             -           50,161

Less: current portion                                        -          (50,161)
--------------------------------------------------------------------------------
                                                             -              -
--------------------------------------------------------------------------------

As collateral, the Company assigned short-term investments with a maturity value of $100,000 to the lender, which were released as collateral in November 2001.

Interest expense during the year ended November 30, 2001 amounted to $1,583 [2000 - $8,788; 1999 - $15,786].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                       Number of
                                                     common shares       Amount
                                                           #                $
--------------------------------------------------------------------------------
Balance, November 30, 1998                             6,918,325     19,951,850
Issued for cash upon exercise of options                   1,250          5,000
Issued for cash upon exercise of warrants
 [v] and [vi]                                            234,750        845,100
Issued for cash pursuant to private placements,
 net of issuance costs [iv]                            1,821,411      4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                             8,975,736     25,282,040
Issued for cash upon exercise of options                  44,500        151,190
Issued for cash upon exercise of warrants [iv]           182,141        509,995
Issued for cash pursuant to private placements,
 net of issuance costs [ii] and [iii]                  1,476,585      7,348,434
Return of escrow shares [note 11[f]]                    (375,000)    (1,056,266)
--------------------------------------------------------------------------------
Balance, November 30, 2000                            10,303,962     32,235,393
Issued pursuant to a technology assignment
 agreement [i]                                             5,000         16,000
--------------------------------------------------------------------------------
Balance, November 30, 2001                            10,308,962     32,251,393
--------------------------------------------------------------------------------

[i]   In October 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.

[ii]   On June 19, 2000, the Company completed a private placement of
1,387,300 special warrants at a price of $5.60 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one common share purchase warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $6.40 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2001 [note 11[e]]. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 138,730 agent's options to the lead agent of this financing which were converted into 138,730 common share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $5.60. All of these share purchase warrants expired on October 14, 2001.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[iii]   On June 5, 2000, the Company completed a non-brokered private placement of 89,286 units at $5.60 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one common share purchase warrant. Each full warrant share entitles the holder to acquire one common share at $6.40 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2001 [note 11[e]].

[iv]   On November 18, 1999, the Company completed a private placement of
1,821,411 special warrants at a price of $2.80 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 182,141 agent's options to the lead agent of this financing which were converted into 182,141 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $2.80 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

[v]   On June 30, 1997, the Company completed a brokered private placement of
250,000 units at $2.88 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 25,000 agent's warrants. Each full warrant entitled the holder to acquire one common share at $2.88 in the first year and $3.60 in the subsequent year. Of the 275,000 warrants issued, 55,000 were exercised during the year ended November 30, 1998 and 34,750 were exercised during the year ended November 30, 1999. The balance of 185,250 expired on June 29, 1999.

[vi]   On May 9, 1997, the Company completed a non-brokered private placement of 625,000 units at $2.88 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each full warrant entitled the holder to acquire one common share at $2.88 in the first year and $3.60 in the subsequent year. Of the 625,000 warrants issued, 425,000 were exercised during the year ended November 30, 1998. The remaining 200,000 were exercised during the year ended November 30, 1999.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[c]   Special warrants

On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant is convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $106,558, and granted 16,691 agent's warrants to the lead agent of this financing. Each warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003.

Pursuant to a final prospectus qualifying the common shares and common share purchase warrants on January 30, 2002, the Company issued 458,583 common shares and 229,292 common share purchase warrants.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 1,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2001, 180,000 options vest upon the achievement of certain milestones [November 30, 2000 - 55,000]. At November 30, 2001, the Company has 420,313 [November 30, 2000 - 85,950] common shares available for future issuance under the 2001 Plan.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

At November 30, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

           Number of common shares
    under option     currently exercisable   Exercise price   Date of expiry
         #                      #                  $
--------------------------------------------------------------------------------
      37,500                  37,500             2.80         April 2, 2002
      72,500                  72,500             5.60         April 2, 2002
      10,000                  10,000             5.68         April 20, 2002
      20,000                  20,000             5.00         May 29, 2002
       5,000                   2,500             2.92         July 31, 2002
      25,000                  25,000             2.44         October 31, 2002
     150,000                 120,000             5.96         March 17, 2003
      15,000                  15,000             4.40         February 8, 2004
      57,500                  55,000             6.32         June 11, 2004
      66,250                  66,250             4.20         October 15, 2004
      12,500                  12,500             2.44         October 31, 2004
       7,500                   7,500             5.04         January 10, 2005
      12,500                   5,000             4.20         February 24, 2005
      13,750                  13,750             7.24         March 29, 2005
      15,000                  12,500             2.44         October 31, 2005
      12,500                   5,000             4.20         February 13, 2006
     117,188                  72,188             5.08         May 24, 2006
      60,000                  60,000             3.00         August 21, 2006
      66,250                  33,875             5.52         September 12, 2006
      18,750                   5,000             6.20         September 17, 2006
       9,375                    -                2.60         December 18, 2006
     187,500                  62,500             2.92         January 29, 2007
       7,500                    -                3.52         May 27, 2007
      18,750                    -                3.00         August 21, 2007
      61,875                  12,500             2.80         November 26, 2007
--------------------------------------------------------------------------------
   1,079,688                 726,063
================================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

Stock options outstanding at November 30, 2001, are summarized as follows:

                                                  Number of   Weighted average
                                               common shares      exercise
                                                 under option       price
                                                      #              $
--------------------------------------------------------------------------------
Balance, November 30, 1998                           591,825          5.24
Options granted                                      120,000          3.68
Options exercised                                     (1,250)         4.00
Options forfeited                                    (39,825)         4.84
--------------------------------------------------------------------------------
Balance, November 30, 1999                           670,750          5.00
Options granted                                      318,438          5.24
Options exercised                                    (44,500)         3.40
Options forfeited                                    (25,000)         5.20
--------------------------------------------------------------------------------
Balance, November 30, 2000                           919,688          5.16
Options granted                                      391,250          2.92
Options forfeited                                   (221,250)         5.08
Options cancelled [i]                                (10,000)         4.92
--------------------------------------------------------------------------------
Balance, November 30, 2001                         1,079,688          4.37
--------------------------------------------------------------------------------

[i]   On August 22, 2001, pursuant to the adoption of a new director's compensation package, the Company cancelled 10,000 stock options with an exercise price of $4.20 previously granted to a director and granted 7,500 new stock options with an exercise price of $3.00.

[e]   Common share purchase warrants

At November 30, 2001, common share purchase warrants were outstanding as follows:

     Number of common
      shares issuable                Exercise price
           #                                $             Date of expiry
--------------------------------------------------------------------------------
         693,650                          6.40            April 14, 2002
          44,643                          6.40            June 5, 2002
         187,500                          [i]                  [i]
          16,691 [note 11[c]]             2.40            October 10, 2003
         229,292 [note 11[c]]             3.20            October 10, 2003
--------------------------------------------------------------------------------
       1,171,776
--------------------------------------------------------------------------------

[i] see note 12[d].

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[f]   Escrow shares

Prior to February 22, 2000, the Company had 375,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts. The 375,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2001 and 2000, these milestones had not been achieved.

[h]   Loss per common share

                                           2001           2000           1999
                                             $              $              $
--------------------------------------------------------------------------------

Numerator
Loss for the year                      (7,157,885)    (6,495,636)    (4,451,320)
--------------------------------------------------------------------------------

Denominator
Weighted average number of
 common shares outstanding             10,304,579      9,445,511      7,082,933
Escrowed shares                               -          (86,301)      (375,000)
--------------------------------------------------------------------------------
                                       10,304,579      9,359,210      6,707,933
--------------------------------------------------------------------------------
Loss per common share                       (0.69)         (0.69)         (0.66)
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


12. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately $80,000.

Rent expense for the year ended November 30, 2001 amounted to $256,020 [2000 - $256,285; 1999 - $141,717].

[b]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures of $1,400,000 for the year ending November 30, 2002.

[c]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2001 and 2000, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. As at November 30, 2001 and 2000, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


12. COMMITMENTS (cont'd.)

[d]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expired on February 9, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 187,500 retainer warrants which vest on February 9, 2002 with the following terms [note 11[e]].

   Number of options             Exercise price
           #                          US$             Date of expiry
--------------------------------------------------------------------------------
        75,000                        2.40       February 9, 2004 [i]
        25,000                        4.80       February 9, 2004 [i]
        25,000                        8.00       February 9, 2004 [i] and [ii]
        37,500                        2.40       February 9, 2007 [iii]
        12,500                        4.80       February 9, 2007 [iii]
        12,500                        8.00       February 9, 2007 [ii] and [iii]
--------------------------------------------------------------------------------
       187,500
--------------------------------------------------------------------------------

The fair value of the warrants granted, which was estimated using the Black Scholes Pricing Model, in the amount of $136,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the year ended November 30, 2001.

[i]   The expiry date of these warrants may be extended through February 9,
2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii]   In November 2001, the exercise price of these warrants was decreased from $12.00 to $8.00, subject to regulatory and Board approval.

[iii]   In November 2001, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007, subject to regulatory and Board approval.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


13. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which $nil was collected during the year ended November 30, 2001 [2000 - US$1,000,000], and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent (see note 19[e]).

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES

At November 30, 2001, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                    Investment         Non-capital
                                    tax credits        losses
                                        $                 $
----------------------------------------------------------------------

2002                                    -                 332,000
2003                                    -                 545,000
2004                                  4,000             1,530,000
2005                                 62,000             2,830,000
2006                                111,000             2,549,000
2007                                261,000             2,482,000
2008                                520,000             3,998,000
2009                                402,000                   -
2010                                558,000                   -
2011                                745,000                   -
----------------------------------------------------------------------
                                  2,663,000            14,266,000
----------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES (cont'd.)

Significant components of the Company's future tax assets and liabilities are shown below:

                                                 November 30,      December 1,
                                                     2001             2000
                                                       $                $
--------------------------------------------------------------------------------

Future tax assets:
Tax loss carryforwards                             5,081,900         3,725,000
Research and development deductions and credits    5,485,900         2,472,400
Tax values of depreciable assets in excess of
 accounting values                                   649,400           525,700
Revenue unearned for accounting purposes             480,300           710,000
Share issue costs                                    328,200           406,600
Other items                                            2,600            63,600
--------------------------------------------------------------------------------
Total future tax assets                           12,028,300         7,903,300
Valuation allowance                              (11,647,100)       (7,475,300)
--------------------------------------------------------------------------------
Total future tax assets                              381,200           428,000
--------------------------------------------------------------------------------

Future tax liabilities:
Accounting value of technology in excess
 of tax value                                       (381,200)         (428,000)
--------------------------------------------------------------------------------
Total future tax liabilities                        (381,200)         (428,000)
--------------------------------------------------------------------------------
Net future tax assets                                    -                 -
--------------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. In prior periods the Company had concluded the realization of the loss carryforwards and tax credits under the deferral method of tax allocation did not meet the virtual certainty and reasonable assurance test. Accordingly, no future tax assets were recorded at November 30, 2001 and 2000.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 44.62% [2000 - 45.62%; 1999 - 45.62%] statutory tax rate, is:

                                             Liability     Deferral method
                                              method    Years ended November 30,
                                             ---------  ------------------------
                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Tax provision at combined statutory
 income tax rate                           (3,193,900)  (2,963,300)  (2,030,700)
Occurrence of losses and deferred
 tax credits for which no tax
 benefit has been recorded                  1,784,000    1,360,300    1,162,800
Amortization in excess of capital cost
 allowance for tax                            245,500      418,500      617,000
Research and development expenses
not deducted for tax purposes               1,383,100      690,700      619,400
Share issue costs                            (158,300)    (196,500)    (112,500)
Utilization of losses not previously booked       -            -       (366,700)
Revenue unearned for accounting purposes
 [note 3[b]]                                  (67,400)     684,100          -
Other                                           7,000        6,200      110,700
--------------------------------------------------------------------------------
                                                  -            -            -
--------------------------------------------------------------------------------


15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Companies with a common director for:
- contract research services                   16,838       30,539      163,954
- administrative consulting services              -            -          6,500
Directors for:
- research consulting services                113,732      104,901       37,761
- administrative consulting services           16,500       30,700        3,500
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


15. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in amounts receivable at November 30, 2001 is $1,500 [November 30, 2000
- $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at November 30, 2001 is $84,709 [2000 - $18,276] owing to directors and/or companies with a common director.


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]   As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $325,280 [2000 - $428,000] difference in technology and deficit under U.S. GAAP.

[b]   Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares or special warrants issued and warrants granted, based on their relative fair values. For the year ended November 30, 2000, the Company has allocated the portion of gross proceeds related to the warrants of approximately $1,085,000 to contributed surplus. The fair values of the warrants and special warrants were determined using the Black Scholes pricing model.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[c]   For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [2000 - $4,100; 1999 - $nil].

The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the year ended November 30, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d]   Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended November 30, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.99 [2000 - 0.96; 1999 - 0.83], risk-free interest rate 5.0% [2000 - 6.5%; 1999 -
5.7%] and expected average option life of 4.5 years [2000 - 4.8; 1999 - 3.7]. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $15,000 [2000 - $121,000, 1999 - $18,000] in respect of options granted to non-employees in future periods.

[e]   Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[f]   Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior years' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current year's reported net loss.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                               Years ended November 30
                                     -------------------------------------------
                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Loss for year, Canadian GAAP           (7,157,885)   (6,495,636)   (4,451,320)
Adjustment to eliminate retroactive
 change in accounting policy
 [note 16[f]]                                 -       1,499,598           -
Amortization of other assets
 [note 16[a]]                            (102,720)          -             -
Adjustment for stock-based
 compensation
   - employees                            (44,100)      (28,400)          -
   - non-employees                        (35,000)     (179,500)      (51,000)
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP before
 cumulative effect of change in
 accounting policy                     (7,339,705)   (5,203,938)   (4,502,320)
Cumulative effect of change in
 accounting policy [note 16[f]]        (1,499,598)          -             -
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP           (8,839,303)   (5,203,938)   (4,502,320)
Reclassification adjustment for
 unrealized gains on short-term
 investments                             (117,662)          -             -
Unrealized gains on investments            29,591       117,662           -
--------------------------------------------------------------------------------
Comprehensive loss for the year,
 U.S. GAAP                             (8,927,374)   (5,086,276)   (4,502,320)
--------------------------------------------------------------------------------

Loss for the year, U.S. GAAP           (8,839,303)   (5,203,938)   (4,502,320)
--------------------------------------------------------------------------------

Weighted average number of common
 shares outstanding, U.S. GAAP         10,304,579     9,359,210     6,707,933
--------------------------------------------------------------------------------

Loss per common share, U.S. GAAP:
 Before change in accounting policy         (0.71)        (0.56)        (0.67)
 Change in accounting policy                (0.15)          -             -
--------------------------------------------------------------------------------
Loss per common share, U.S. GAAP            (0.86)        (0.56)        (0.67)
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                     2001                2000
                                                       $                    $
--------------------------------------------------------------------------------
Cash and cash equivalents                          1,385,101          3,256,629
Short-term investments                             2,828,070          7,080,173
Other assets                                       1,861,529          2,009,018
Deferred revenue                                   1,348,374                -
Share capital                                     30,966,393         30,950,393
Accumulated other comprehensive income                29,591            117,662
Contributed surplus                                3,311,516          3,096,416
Deficit                                          (30,905,080)       (22,065,777)
--------------------------------------------------------------------------------

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2001, 92% and 8% of research collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [November 30, 2000 - 75% from one collaborator in Sweden; November 30, 1999 - 95% from one collaborator in Switzerland].


18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES

[a]   Research and development expenses comprise:


                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Consulting and other                     1,135,011      748,349       457,676
Lab supplies and operating facility        846,949      873,720       626,321
Salaries and benefits                    1,430,766    1,313,371     1,211,697
Research and development agreements      2,086,112    1,797,216     1,289,899
--------------------------------------------------------------------------------
                                         5,498,838    4,732,656     3,585,593
--------------------------------------------------------------------------------

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES (cont'd.)

[b]   General and administrative expenses comprise:

                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------

Consulting and professional fees          538,630       314,562       191,509
Office and miscellaneous                  530,827       668,414       317,197
Salaries and benefits                     577,117       478,181       406,796
Travel and other                           94,619       107,887        82,388
--------------------------------------------------------------------------------
                                        1,741,193     1,569,044       997,890
--------------------------------------------------------------------------------


19. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2001:

[a]   On December 21, 2001, the Company entered into an acquisition agreement with Paralex, Inc., a U.S. private company, whereby the Company will acquire all of the outstanding shares of Paralex, Inc. in exchange for common shares of the Company.

   On February 15, 2002, the shareholders approved the acquisition of Paralex, Inc. and authorized the directors to consolidate the shares on a four for one basis, subject to regulatory approval, and continue the Company under the Canada Business Corporation Act. All share capital, options, warrants and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the share consolidation.

   Costs incurred as at November 30, 2001 of $155,075 in connection with this agreement have been deferred.

   On March 8, 2002, the Company completed the acquisition of Paralex and issued 8,203,396 common shares of the Company.

[b]   The Company granted 25,000 options to acquire common shares at a weighted average exercise price of $3.00 per share expiring through December 12, 2007. In addition, 16,875 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $4.96 per share expiring through November 26, 2007.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


19. SUBSEQUENT EVENTS (cont'd.)

[c]   On March 8, 2002, the Company issued, pursuant to public offering,
9,309,657 units at a price of $3.32 per unit. Each unit consists of one common share of the Company and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $6.64, exercisable through March 8, 2004. The gross proceeds of the offering were $30,908,061 (before agents' fees of $2,163,564 and other expenses of approximately $500,000). In addition, the Company granted the agent warrants to acquire 930,966 units for $3.80 per unit until March 8, 2004.

[d]   Subsequent to year end, the Company renewed its current operating lease premises agreement, with a total commitment of $521,560 through March 2004.

[e]   On March 28, 2002 the Company announced that it had received notice from
AstraZeneca that AstraZeneca does not intend to proceed with clinical development of the Company's RSD1122 compound and accordingly will terminate the license agreement (see note 13).

Financial Statements

Paralex, Inc.
(a development stage enterprise)
(Expressed in U.S. dollars)
November 30, 2001

                               AUDITORS' REPORT



To the Board of Directors of
Paralex, Inc.

We have audited the balance sheet of Paralex, Inc. (a development stage enterprise) (the "Company") as at November 30, 2001 and the statements of loss and comprehensive loss, shareholders' deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations and its cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001 in accordance with generally accepted accounting principles in the United States.




Vancouver, Canada,                                          /s/Ernst & Young LLP
December 21, 2001.                                         Chartered Accountants

Paralex, Inc.
(a development stage enterprise)

                                  BALANCE SHEET
           [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                                    (expressed in U.S. dollars)




                                                                          2001
                                                                           $
-------------------------------------------------------------------------------
ASSETS
Current
Cash                                                                     23,042
-------------------------------------------------------------------------------
Total current assets                                                     23,042
-------------------------------------------------------------------------------
Other assets [note 4]                                                   354,148
-------------------------------------------------------------------------------
                                                                        377,190
===============================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Accounts payable and accrued liabilities                                513,624
-------------------------------------------------------------------------------
Total current liabilities                                               513,624
-------------------------------------------------------------------------------
Long-term debt [note 5]                                                 100,000

Commitments [note 7]

Shareholders' deficit [note 6]
Common shares - par value $0.001
   Authorized - 20,000,000
   Issued and outstanding - 4,000,000                                     4,000
Preferred shares - par value $0.001, issuable in series
   Authorized - 5,000,000
   Issued and outstanding - nil                                            -
Deficit                                                                (240,434)
-------------------------------------------------------------------------------
Total shareholders' deficit                                            (236,434)
-------------------------------------------------------------------------------
                                                                        377,190
===============================================================================

See accompanying notes

On behalf of the Board:


                    /s/ Mark C. Rogers            /s/ Fred H. Mermelstein
                    Director                      Director

Paralex, Inc.
(a development stage enterprise)

                    STATEMENT OF LOSS AND COMPREHENSIVE LOSS
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                           $
-------------------------------------------------------------------------------
EXPENSES
General and administrative [notes 5 and 9]                              233,982
Amortization                                                              6,452
-------------------------------------------------------------------------------
Net loss and comprehensive loss for the period                          240,434
===============================================================================

Loss per common share - basic and dilutive                                 0.06
===============================================================================

Weighted average number of common shares outstanding                  3,710,000
===============================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                        STATEMENT OF SHAREHOLDERS' DEFICIT
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)


                                                  Common shares            Deficit          Total
                                                  -------------
                                               #              $               $               $
---------------------------------------------------------------------------------------------------
Balance, January 26, 2001                       -           -                  -               -
Shares issued for cash [note 6]            3,400,000       3,400               -              3,400
Shares issued for license [note 6]           600,000         600               -                600
Net loss for the period                         -           -              (240,434)       (240,434)
---------------------------------------------------------------------------------------------------
Balance, November 30, 2001                 4,000,000       4,000           (240,434)       (236,434)
===================================================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                           STATEMENT OF CASH FLOWS
            [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)


                                                                           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                (240,434)
Adjustments for non-cash items:
   Amortization                                                           6,452
Changes in non-cash working capital items:
   Accounts payable and accrued liabilities                             203,624
-------------------------------------------------------------------------------
Cash used in operating activities                                       (30,358)
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in intangible assets                                           (50,000)
-------------------------------------------------------------------------------
Cash used in investing activities                                       (50,000)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares                                   3,400
Proceeds from long-term debt                                            100,000
-------------------------------------------------------------------------------
Cash provided by financing activities                                   103,400
-------------------------------------------------------------------------------

Increase in cash, during the period                                      23,042
Cash, beginning of period                                                  -
-------------------------------------------------------------------------------
Cash, end of period                                                      23,042
===============================================================================

Supplemental cash flow information:
Interest paid                                                             1,468
Common shares issued for intangible assets                                  600
===============================================================================

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Paralex, Inc. (a development stage enterprise) (the "Company") was incorporated on January 26, 2001 under the General Corporation Law of the State of Delaware. The Company is involved in the research and development of oxypurinol for the treatment of congestive heart failure. The Company is a development stage enterprise and commercial operations have not yet commenced. The Company's year end is December 31.

The Company's financial statements for the period from January 26, 2001 (date of incorporation) to November 30, 2001 have been prepared in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company incurred a net loss of $240,434 for the period from January 26, 2001 (date of incorporation) to November 30, 2001 and has a working capital deficiency of $490,582 and accumulated deficit of $240,434 as at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has financed its cash requirements primarily from share issuances and long-term debt. The ability of the Company to continue as a going concern is dependent upon successfully bringing its technologies to the market, achieving future profitable operations and obtaining sources of financing to sustain its operations. The Company is in the process of negotiating the sale of all of its outstanding shares to a Canadian public company [note 10[i]]. The outcome of these matters cannot be predicted at this time. No assurances can be given that adequate financing or financing on acceptable terms can be obtained in the future or that the pending sale will be completed. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not include any adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with generally accepted accounting principles in the United States, which are not materially different from Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

License costs

The Company capitalizes costs paid to obtain licenses. The cost of licenses is amortized on a straight-line basis over its estimated useful life of ten years.

The Company monitors the recoverability of license costs, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their fair value in the period when it is likely that the carrying amount of the asset will not be recovered.

Loss per common share

Basic loss per common share has been computed by dividing net loss by the weighted average number of common shares outstanding during the period. There are no anti-dilutive securities, therefore basic and diluted loss per common share are the same.

Recent pronouncements

The Financial Accounting Standards Board issued a new standard (SFAS 142), entitled Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction for which the acquisition date is after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2003. The Company does not believe the adoption of SFAS 142 will have a material effect on the financial statements.

Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


3.   FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments including cash, accounts payable and accrued liabilities and long-term debt, the carrying values approximate fair value due to their short-term nature.


4.   OTHER ASSETS

                                                                 Accumulated         Net book
                                                    Cost         amortization         value
                                                     $                $                 $
--------------------------------------------------------------------------------------------
2001
Licenses                                        360,600           6,452         354,148
--------------------------------------------------------------------------------------------
Total                                           360,600           6,452         354,148
============================================================================================

5.   LONG-TERM DEBT

                                                                   2001
                                                                    $
--------------------------------------------------------------------------
Bank of America revolving credit facility bearing
interest at a fixed rate of 4.40% per annum,
repayable on December 20, 2002, interest payable monthly           100,000
--------------------------------------------------------------------------
                                                                   100,000
==========================================================================

Interest expense for the period from January 26, 2001 (date of incorporation) to November 30, 2001 amounted to $1,468.

On November 1, 2001, the Company entered into a loan agreement whereby the available balance under the revolving credit facility was increased to $210,000 at a fixed interest of 4.40% per annum. The maturity date of the loan was extended from July 20, 2002 to December 20, 2002.

In accordance with the loan agreement, any change in ownership of 25% or more of the Company's common stock constitutes a default of the loan agreement, whereby all amounts outstanding will be payable immediately.

The loan is personally guaranteed by one of the Company's executive officers.

Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


6.   SHARE CAPITAL

The directors of the Company will designate the rights, privileges, restrictions and conditions of each series of Preferred Shares.

On January 31, 2001, the directors approved the increase in authorized share capital from 5,000,000 common shares to 20,000,000 common shares with a par value of $0.001 per share and 5,000,000 preferred shares with a par value of $0.001 per share, issuable in series.

On February 1, 2001, the Company issued 3,000,000 common shares at a price of $0.001 per share, for gross cash proceeds of $3,000.

On April 14, 2001, the Company issued, in exchange for an exclusive patent with respect to certain technology, 600,000 common shares to Johns Hopkins University
(JHU) and the inventor of the technology. The exchange has been recorded at $600 which reflects the fair value of the common shares issued.

On May 14, 2001, the Company issued 400,000 common shares at a price of $0.001 per share, for gross cash proceeds of $400.


7.   COMMITMENTS

[i] Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at $5,000 and increasing over the next five years to $100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

       In addition, the Company is required to obtain $3 million of financing within 11 months and $5 million of financing within 18 months of the agreement.

       The patent agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore the Company may terminate the agreement for any reason upon giving 60 days written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Paralex, Inc.
(a development stage enterprise)



                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


7.   COMMITMENTS (cont'd)

     [ii] In June 2001, and as amended in December 2001, the Company entered into a license and option agreement with ILEX Oncology, Inc. ("ILEX") comprising a license and sublicense for the exclusive worldwide rights for the development and commercialization of certain oxypurinol compounds held by ILEX. As part of the agreement, ILEX granted the Company an exclusive one year option to acquire ownership of and full rights to use certain data sublicensed by ILEX from a third party. Under the terms of the agreement, the Company agreed to pay ILEX an initial fee of $250,000, included in accounts payable and accrued liabilities, upon execution of the agreement and a further $250,000 upon the exercise of the option. The Company further agreed to pay ILEX additional milestone payments of up to $8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company has also agreed to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of ILEX's obligation to pay royalties under its original license agreement.

     [iii] In May 2001, the Company entered into a consulting agreement with Cardiosciences Consulting Inc., whereby Cardiosciences Consulting Inc. will provide consulting services for $100,000 per year, from January 1, 2002 through December 31, 2005.


8.   RELATED PARTY TRANSACTIONS

No compensation has been paid or is owing to directors or officers of the Company in respect of services rendered to November 30, 2001. Certain of the Company's directors and officers serve as directors and officers of Paramount Capital, Inc. ("Paramount"). Paramount has provided certain administrative services to the Company to November 30, 2001 for nil consideration.


9.   GENERAL AND ADMINISTRATIVE

                                                                           $
     --------------------------------------------------------------------------
     Consulting and professional fees                                   212,599
     Office and miscellaneous                                             1,900
     Travel and other                                                    19,483
     --------------------------------------------------------------------------
                                                                        233,982
     ==========================================================================

Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


10.  SUBSEQUENT EVENTS

     [i] On December 21, 2001, the Company entered into an acquisition agreement with Cardiome Pharma Corp. ("Cardiome"), a Canadian public company, whereby Cardiome will acquire all of the outstanding shares of the Company in exchange for approximately 33,300,000 common shares of Cardiome, based on a formula but not to exceed approximately 43,000,000 common shares. The acquisition is subject to, among other matters, approval from the shareholders of Cardiome and applicable regulatory agencies.

     [ii] In December 2001, the Company drew an additional $110,000 on its revolving credit facility [note 5].

Pro Forma Consolidated Financial Statements

Cardiome Pharma Corp.
Unaudited
(Expressed in Canadian dollars)
November 30, 2001

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      PRO FORMA CONSOLIDATED BALANCE SHEET


As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)


                                                                                                        Pro forma
                                                      Cardiome                                         consolidated
                                                       Pharma        Paralex,     Pro forma               balance
                                                        Corp.          Inc.      adjustments        Note   sheet
                                                          $             $             $                      $
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                          1,381,750         36,240          30,908,061     [2e]
                                                                                       (159,100)    [2f]    32,166,951
Short-term investments                             2,801,830           -                   -                 2,801,830
Amounts receivable and other                         247,211           -                   -                   247,211
----------------------------------------------------------------------------------------------------------------------
Total current assets                               4,430,791         36,240          30,748,961             35,215,992
Capital assets                                       302,583           -                   -                   302,583
Other assets                                       1,536,249        557,004          31,654,238     [2a]    33,747,491
----------------------------------------------------------------------------------------------------------------------
                                                   6,269,623        593,244          62,403,199             69,266,066
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities             907,700        807,827             763,000     [2a]
                                                                                      2,663,564     [2e]     5,142,091
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                            907,700        807,827           3,426,564              5,142,091
Deferred revenue                                   1,348,374           -                   -                 1,348,374
Long-term debt                                          -           159,100            (159,100)    [2f]          -
Deferred tax liability                                  -              -              2,600,000     [2a]     2,600,000
----------------------------------------------------------------------------------------------------------------------
                                                   2,256,074        966,927           5,867,464              9,090,465
----------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency)
Share capital                                     32,251,393          6,038              (6,038)    [2d]
                                                                                     27,680,555     [2a]
                                                                                        237,000     [2a]
                                                                                     28,244,497     [2e]    88,413,445
Special warrants                                     966,000           -                   -                   966,000
Contributed surplus                                1,192,266           -                   -                 1,192,266
Deficit                                          (30,396,110)      (379,721)            379,721     [2d]   (30,396,110)
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficiency)            4,013,549       (373,683)         56,535,735             60,175,601
----------------------------------------------------------------------------------------------------------------------
                                                   6,269,623        593,244          62,403,199             69,266,066
======================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA CONSOLIDATED STATEMENT OF LOSS


As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)


                                                                                                        Pro forma
                                                      Cardiome                                         consolidated
                                                       Pharma        Paralex,     Pro forma              statement
                                                        Corp.          Inc.      adjustments        Note  of loss
                                                          $             $             $                      $
-----------------------------------------------------------------------------------------------------------------------
REVENUE
Research, collaborative, licensing
   and option fees                                   197,028           -                   -                   197,028
Grant income                                          88,137           -                   -                    88,137
Interest and other income                            347,078           -                   -                   347,078
-----------------------------------------------------------------------------------------------------------------------
                                                     632,243           -                   -                   632,243
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                           5,498,838           -                   -                 5,498,838
General and administration                         1,741,193        365,577                -                 2,106,770
Amortization                                         550,097         10,004           3,165,000     [2c]     3,725,101
-----------------------------------------------------------------------------------------------------------------------
                                                   7,790,128        375,581           3,165,000             11,330,709
-----------------------------------------------------------------------------------------------------------------------
Loss before income taxes                          (7,157,885)      (375,581)         (3,165,000)           (10,698,466)
Deferred income tax recovery                            -              -                260,000     [2c]       260,000
-----------------------------------------------------------------------------------------------------------------------
Net loss for the period                           (7,157,885)      (375,581)         (2,905,000)           (10,438,466)
=======================================================================================================================

Loss per common share - basic and diluted              (0.69)         (0.10)                        [2b]         (0.37)
=======================================================================================================================

Weighted average number of
   common shares outstanding                      10,304,579      3,710,000                         [2b]    27,879,515
=======================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)



1.   BASIS OF PRESENTATION

The accompanying pro forma consolidated financial statements give effect to the acquisition of Paralex, Inc. ("Paralex") by Cardiome Pharma Corp. ("Cardiome") and the raising of $30,908,061 through the issuance of equity, as described in Cardiome's Annual Report filed on Form 20-F dated April 19, 2002 ("Annual Report").

On March 8, 2002, the Company completed a share consolidation whereby it consolidated its outstanding share capital on a one new share for four old shares basis. These pro forma consolidated financial statements have reflected this share consolidation.

The accompanying pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and derived from the audited financial statements of Paralex as at November 30, 2001 and for the period from January 26, 2001 (date of incorporation) to November 30, 2001, the audited financial statements of Paralex for the ten months ended November 30, 2001, and the audited consolidated financial statements of Cardiome as at and for the year ended November 30, 2001. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 3. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in Cardiome's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Paralex's financial statements with the accounting policies used by Cardiome in the preparation of its consolidated financial statements.

The pro forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma consolidated financial statements no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Cardiome and Paralex.

The pro forma consolidated financial statements should be read in conjunction with the description of the acquisition in the Annual Report, the audited financial statements of Paralex and the audited consolidated financial statements of Cardiome, including the notes thereto, included elsewhere in the Annual Report.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)



2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The audited financial statements of Paralex were reported in U.S. dollars. For purposes of the pro forma consolidated balance sheet, the assets and liabilities of Paralex were translated into Canadian dollars using the exchange rate at November 30, 2001. For purposes of the pro forma consolidated statement of loss, the income and expense items of Paralex were translated into Canadian dollars using the average exchange rate for the period from January 26, 2001 (date of incorporation) to November 30, 2001.

These pro forma consolidated financial statements give effect to the completion of the transactions contemplated by the Merger Agreement ("Agreement"), as more fully described in the Annual Report, as if they had occurred on November 30, 2001 with respect to the pro forma consolidated balance sheet and on December 1, 2000 with respect to the pro forma consolidated statement of loss for the year ended November 30, 2001. A summary of the transaction is as follows:

On December 21, 2001, Paralex and Cardiome entered into an agreement whereby Cardiome acquired all of the issued and outstanding common shares of Paralex in exchange for 8,203,396 common shares of Cardiome. Immediately after this transaction and the additional third party financing which closed on March 8, 2002, the prior shareholders of Paralex owned approximately 29% of the total issued and outstanding common shares of Cardiome. The ongoing business will continue as that of Cardiome.

Transaction costs are estimated to be approximately $763,000 in cash costs and $237,000 in common shares.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)



2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

Cardiome has been identified as the acquirer in this purchase business combination.

The purchase price has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

                                                                      $
--------------------------------------------------------------------------
Assets acquired:
Cash                                                                36,240
Other assets                                                       557,004
Technology                                                      31,654,238
--------------------------------------------------------------------------
Total assets acquired                                           32,247,482
--------------------------------------------------------------------------

Less liabilities assumed:
Accounts payable and accrued liabilities                           807,827
Long-term debt                                                     159,100
Deferred tax liability                                           2,600,000
--------------------------------------------------------------------------
Total liabilities assumed                                        3,566,927
--------------------------------------------------------------------------
Net assets acquired                                             28,680,555
==========================================================================

Consideration given:
8,203,396 common shares                                         27,680,555
Estimated transaction costs                                      1,000,000
--------------------------------------------------------------------------
Total consideration                                             28,680,555
==========================================================================

The allocation of the purchase price reflected in the pro forma consolidated financial statements is preliminary and based on the financial position of Paralex at November 30, 2001. The actual purchase price allocation will reflect the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon Cardiome's evaluation of such assets and liabilities following the closing of the acquisition and, accordingly, the final purchase price allocation may differ from the preliminary allocation reflected herein. In these pro forma consolidated financial statements, the excess of the consideration given over the fair value of the net liabilities assumed has been reflected as technology in the pro forma consolidated balance sheet.

Technology will be amortized to income on a straight-line basis over ten years. Paralex's long-term debt becomes payable on demand in the event of a change in ownership of 25% or more. Accordingly, it is presumed this debt will be repaid with the proceeds of the equity financing.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)



2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

The following adjustments have been made to reflect the transaction described above:

[a] To reflect the acquisition of Paralex's net assets in exchange for common shares and related transaction costs. Transaction costs are estimated to be $763,000 in cash costs and $237,000 in issuance of 62,500 common shares.

[b] The pro forma loss per share have been calculated based on the total weighted average number of common shares held by shareholders of Cardiome during the period, 8,203,396 and 62,500 common shares assumed to be issued to effect the acquisition at December 1, 2000 and 9,309,657 common shares assumed to be issued related to the equity financing on December 1, 2000. In addition, the pro-forma loss per share gives effect to the consolidation of Cardiome outstanding shares on a one new share for four old shares basis on December 1, 2000.

[c] To reflect the amortization of technology and related deferred tax liability over ten years.

[d]   To eliminate the share capital and shareholders' deficit of Paralex.

[e] To reflect the issuance of 9,309,657 common shares for total proceeds of $30,908,061, less estimated cash transaction costs of $2,663,564.

[f] To reflect the repayment of long-term debt with the proceeds of the equity financing.

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)


3.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the pro forma consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which as applied in these pro forma consolidated financial statements conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

Pro forma consolidated statement of loss and deficit

                                                                      $
--------------------------------------------------------------------------
Loss for year, Canadian GAAP                                   (10,438,466)
Amortization of other assets                                      (102,720)
Adjustment for stock-based compensation
   - employees                                                     (44,100)
   - non-employees                                                 (35,000)
--------------------------------------------------------------------------
Loss for the year, U.S. GAAP before cumulative effect
   of change in accounting policy                              (10,620,286)
Cumulative effect of change in accounting policy                (1,499,598)
--------------------------------------------------------------------------
Loss for the year, U.S. GAAP                                   (12,119,884)
Reclassification adjustment for unrealized gains on
   short-term investments                                         (117,662)
Unrealized gains on investments                                     29,591
--------------------------------------------------------------------------
Comprehensive loss for the year, U.S. GAAP                     (12,207,955)
==========================================================================

Loss for the year, U.S. GAAP                                   (12,119,884)
==========================================================================

Weighted average number of common shares outstanding,
   U.S. GAAP                                                    27,879,515
==========================================================================

Loss per common share, U.S. GAAP:
   Before change in accounting policy                                (0.38)
   Change in accounting policy                                       (0.05)
--------------------------------------------------------------------------
Loss per common share, U.S. GAAP                                     (0.43)
==========================================================================

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

As at November 30, 2001                                                Unaudited
                                                 (expressed in Canadian dollars)


3.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

Pro forma consolidated balance sheet

Material variations in the pro forma consolidated balance sheet accounts under U.S. GAAP are as follows:

                                                                      $
--------------------------------------------------------------------------
Cash and cash equivalents                                       32,170,302
Short-term investments                                           2,828,070
Other assets                                                    34,072,771
Share capital                                                   87,128,445
Accumulated other comprehensive income                              29,591
Contributed surplus                                              3,311,516
Deficit                                                        (30,905,080)
==========================================================================

                                     EXHIBIT LIST
================================================================================

Exhibit
Number    Name of Exhibit

1.1       Articles of Continuance of the Company(1)
1.2       By-Laws of the Company(2)
2.1       Form of Company's common share certificate. (3)
4.1 License agreement dated March 29, 1996 with the University of British Columbia(4)
4.2 Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.3       Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
4.4       Agreement dated October 16, 2000 with AstraZeneca (7)
4.5* Collaborative Research and License Agreement dated November 30, 2000 with Antalium Inc.
4.6       Investment Agreement dated May 24, 2000 with FutureFund Capital (VCC)
          Corp.(8)
4.7 Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Robert Rieder. (9)
4.8       Employment Agreement dated November 24, 1998 with Dr. Gregory Beatch.
          (10)
4.9*      Employment Agreement dated June 5, 2001 with Dr. Alan M. Ezrin.
4.10      2001 share option plan (11)
4.11*     Introduction Agreement dated August 10, 2001 with Paramount Capital,
          Inc.
4.12* Acquisition Agreement dated December 21, 2001 with Paralex, Inc. and Cardiome, Inc.
4.13* Agency Agreement dated February 28, 2002 with Sprott Securities Inc. and Raymond James Ltd.
4.14* License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and The Johns Hopkins University.
4.15* License agreement dated December 19, 2001 between Paralex and ILEX Oncology, Inc.
4.16* Agreement dated May 2001 and dated as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc.
4.17 Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant) (12)
4.18      Form of warrant dated March 8, 2002 (included in Exhibit 4.17). (13)
4.19      Warrant dated March 8, 2002 issued to Paramount Capital, Inc. (14)
4.20*     Warrant dated March 8, 2002 issued to Sprott Securities Inc.
4.21*     Warrant dated March 8, 2002 issued to Raymond James Ltd.
4.22      Form of Subscription Agreement (15)
4.23      Registration Rights Agreement dated March 8, 2002 (16)
8.1*      Subsidiaries of Company
10.1*     Consent of Ernst & Young LLP, Independent Auditors

Notes:

*   Filed herewith

(1) Filed as exhibit 3.1 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002).
(2) Filed as exhibit 3.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)
(3) Filed as exhibit 4.1 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)
(4) Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).
(5) Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997).

(6) Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 1997 (File No. 0-29338).
(7) Filed as exhibit 4.8 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed on June 4, 2001). Certain portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.
(8) Filed as exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed June 4, 2001).
(9) Filed as exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed June 4, 2001).
(10) Filed as exhibit 4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed June 4, 2001).
(11) Filed as exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 2000 (File No. 0-29338 filed on June 4, 2001).
(12) Filed as exhibit 4.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)
(13) Filed as exhibit 4.5 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)
(14) Filed as exhibit 4.6 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)
(15) Filed as exhibit 4.3 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)
(16) Filed as exhibit 4.4 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)