Form 20-F/A
period 2001-11-30
CARDIOME PHARMA CORP
filed 2003-04-29
CIK 1036141

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2001
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934.

Commission file number 0-29338

CARDIOME PHARMA CORP.
(Exact Name of the Registrant Specified in its Charter)

Canada
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

YES ☒        NO ☐

        Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 ☒        Item 18 ☐

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

        Some of the statements in this Annual Report on Form 20-F/A constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on its current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to (1) future revenues, expenses and profitability, (2) the future development and expected growth of the Company's business and the biotech industry, (3) the Company's ability to successfully execute its business model and business strategy, (4) projected capital expenditures, and (5) trends in government regulation.

        Forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, carefully consider the risks outlined under "Item 3. Key Information—Risk Factors."

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

CARDIOME PHARMA CORP.

        The information set forth in this Annual Report on Form 20-F/A is as of March 31, 2002 unless another date is indicated. All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On April 18, 2002, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.6350 based upon the Federal Reserve Bank of New York noon buying rate. All references to number of shares and similar information gives effect to a four-to-one share consolidation (reverse stock split) we completed on March 8, 2002. As used in this Annual Report, unless the context otherwise indicates, the terms "we," "us," "our," and similar terms, as well as references to "Cardiome" or the "Company" mean Cardiome Pharma Corp.

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

        The exchange rate for conversion to US dollars is detailed below in this Item 3, under the heading "Currency Exchange Rates".

CARDIOME CONSOLIDATED FINANCIAL DATA

	Years Ended November 30
	2001	2000	1999	1998	1997
OPERATING DATA
Revenue
Research collaborative, licensing and option fees	$197,028	$92,095	$482,876	$228,767	—
Grant income	88,137	135,363	45,810	4,234	$22,260
Interest and other income	347,078	495,894	258,395	320,286	106,187

	632,243	723,352	787,081	553,287	128,447

LOSS, Canadian GAAP	$(7,157,885)	$(6,495,636)	$(4,451,320)	$(5,168,419)	$(2,749,088)
Basic and Diluted Loss per common share, CDN GAAP	$(0.69)	$(0.69)	$(0.66)	$(0.82)	$(0.61)
Weighted average number of outstanding common shares, CDN GAAP	10,304,579	9,359,210	6,707,933	6,320,169	4,511,512

LOSS, Canadian GAAP	$(7,157,885)	$(6,495,636)	$(4,451,320)	$(5,168,419)	$(2,749,088)
Adjustment to eliminate retroactive change in accounting policy	—	1,499,598	—	—	—
Adjustment for stock-based compensation	(79,100)	(207,900)	(51,000)	(129,000)	(237,500)
Amortization of other assets	(102,720)	—	—	—	—

LOSS, U.S. GAAP before cumulative effect of change in accounting policy	(7,339,705)	(5,203,938)	(4,502,320)	(5,297,419)	(2,986,588)
Cumulative effect of change in accounting policy	(1,499,598)	—	—	—	—

LOSS, U.S. GAAP	$(8,839,303)	$(5,203,938)	$(4,502,320)	$(5,297,419)	$(2,986,588)

Loss per common share, US GAAP:
Before change in accounting policy	$(0.71)	$(0.56)	$(0.67)	$(0.84)	$(0.66)
Change in accounting policy	(0.15)	—	—	—	—
Loss per common share, US GAAP	$(0.86)	$(0.56)	$(0.67)	$(0.84)	$(0.66)
Weighted average number of outstanding shares, US GAAP	10,304,579	9,359,210	6,707,933	6,320,169	4,511,512

	As at November 30
	2001	2000	1999	1998	1997
BALANCE SHEET DATA
Total Assets:
CDN GAAP	$6,269,623	$13,072,040	$9,863,730	$8,808,686	$11,111,530
Unrealized gain on cash equivalents	3,351	9,150	—	—	—
Unrealized gain on short-term investments	26,240	108,512	—	—	—
Adjustment for future income taxes	428,000	—	—	—	—
Amortization of other assets	(102,720)	—	—	—	—
US GAAP	$6,624,494	$13,189,702	$9,863,730	$8,808,686	$11,111,530
Net Assets:
CDN GAAP	$4,013,549	$10,481,434	$8,967,451	$8,088,581	$10,846,341
Unrealized gain on cash equivalents	3,351	9,150	—	—	—
Unrealized gain on short-term investments	26,240	108,512	—	—	—
Adjustment for future income taxes	428,000	—	—	—	—
Amortization of other assets	(102,720)	—	—	—	—
Adjustment for deferred revenue	—	1,499,598	—	—	—
US GAAP	$4,368,420	$12,098,694	$8,967,451	$8,088,581	$10,846,341
Share Capital:
CDN GAAP	$32,251,393	$32,235,393	$25,282,040	$19,951,850	$17,541,191
Allocation of proceeds from share capital to warrants	(1,085,000)	(1,085,000)	—	—	—
Fair value of agents' warrants	(200,000)	(200,000)	—	—	—
US GAAP	$30,966,393	$30,950,393	$25,282,040	$19,951,850	$17,541,191
Number of Shares Outstanding as at year-end, CDN & US GAAP	10,308,962	10,303,962	8,975,736	6,918,325	6,273,650

        On March 8, 2002, the Company acquired all of the outstanding shares of Paralex, Inc., or Paralex, in exchange for 8,203,396 common shares of Cardiome. The acquisition provides the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. In connection with the acquisition, the Company completed a concurrent unit financing of approximately $30.9 million (the equivalent of approximately U.S.$19.5 million) (the "unit financing"). See "History and Development of the Company—Acquisition of Paralex" under "Item 4. Information on the Company".

        The following summary pro forma financial information has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome, the consolidated financial statements of each of Cardiome and Paralex and notes thereto, contained elsewhere in this Annual Report. The pro forma information reflects the effect of the acquisition of Paralex by Cardiome under Canadian GAAP. The pro forma consolidated statements of operations for the nine month period ended August 31, 2002 and for the year ended November 30, 2001 give effect to the acquisition and the unit financing as though they occurred on December 1, 2000.

Summary Pro Forma Financial Information

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	Nine Month Period ended August 31, 2002	Year Ended November 30, 2001
Revenue
Research collaborative, licensing and option fees	$1,390,237	$197,028
Grant Income	36,000	88,137
Interest and other income	385,400	347,078

	1,811,637	632,243

Expenses
Research and development expenses	$6,623,153	$5,498,838
General and administrative expenses	2,498,958	2,106,770
Amortization	2,651,277	3,510,101

	11,773,388	11,115,709

Loss before income taxes	(9,961,751)	(10,483,466)
Deferred income tax recovery	100,000	10,000

Net loss for the year, CDN GAAP	$(9,861,751)	$(10,473,466)

Net loss per common share, CDN GAAP	(0.35)	(0.38)
Weighted average number of outstanding shares, CDN GAAP	28,296,821	27,879,515

Net loss for the year, Canadian GAAP	$(9,861,751)	$(10,473,466)
Adjustment for stock-based compensation	(148,299)	(79,100)
Amortization of other assets	(77,040)	(102,720)
Cumulative effect of change in accounting policy	—	(1,499,598)

Net loss for the year, US GAAP	$(10,087,090)	$(12,154,884)

Net loss per common share, US GAAP	(0.36)	(0.44)
Weighted average number of outstanding shares, US GAAP	28,296,821	27,879,515

CURRENCY EXCHANGE RATES

        In this Annual Report all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of April 18, 2002, the exchange rate for conversion of Canadian dollars into U.S. Dollars was Cdn$1.00 = U.S.$0.6350. The following table sets forth the high and low rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years of the Company. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.

	Exchange Rate Canadian Dollars into U.S. Dollars
	High	Low
Month ended March 31, 2002	$0.6342	$0.6267
Month ended February 28, 2002	$0.6295	$0.6207
Month ended January 31, 2002	$0.6290	$0.6200
Month ended December 31, 2001	$0.6396	$0.6254
Month ended November 30, 2001	$0.6363	$0.6241
Month ended October 31, 2001	$0.6418	$0.6334
	Average
Fiscal year ended November 30, 2001	$0.6476
Fiscal year ended November 30, 2000	$0.6748
Fiscal year ended November 30, 1999	$0.6711
Fiscal year ended November 30, 1998	$0.6763
Fiscal year ended November 30, 1997	$0.7224
Fiscal year ended November 30, 1996	$0.7331

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

        Our proposed products are currently in the research and development stage and no revenues have been generated to date from product sales, nor do we expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as Kv1.5 is in the pre-clinical stage, RSD1235 in a Phase II clinical trial and oxypurinol has not yet commenced a phase II clinical trial. In addition, the intellectual property rights and pre-clinical data associated with RSD1122 were returned to us from our former collaborative partner, AstraZeneca on July 4, 2002. We will evaluate the pre-clinical data from AstraZeneca and decide whether or not to carry out and fund further research and development on this drug candidate. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective or that we will be able to receive necessary regulatory clearances in order to commercialize them.

        Even if we do develop a safe and effective product and obtain the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the cardiac drug industry, there is a risk that at such time, any such product:

  •
  will not be economical to market, or marketable at prices that will allow us to achieve profitability,

  •
  will not be successfully marketed or achieve market acceptance,

  •
  will not be preferable to existing or newly developed products marketed by third parties; or

  •
  will infringe proprietary rights held by third parties now or in the future, that would preclude us from marketing such product.

        Our failure to successfully develop, obtain regulatory approval for, or introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

        In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. This Annual Report includes estimates of the number of patients who have received or might have been candidates to use a specific product. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

We have limited revenues, a history of significant losses and an accumulated deficit

        We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $8,921,122, $7,157,885, $6,495,636, and $4,451,320 for the nine month period ended August 31, 2002 and for the years ended November 30, 2001, 2000 and 1999 respectively. Our revenues were $1,811,637, $632,243, $723,352 and $787,081 for the nine month period ended August 31, 2002 and for the years ended November 30, 2001, 2000 and 1999, respectively. Since inception, our accumulated deficit is $39,317,232, as of August 31, 2002. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our products candidates, we will not be able to significantly increase revenues or achieve profitable operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

        We will require substantial additional capital resources to further develop our products candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources, including the proceeds from outstanding warrants, will be sufficient to fund operations as currently anticipated for at least the next year, we do not expect to be able to commercialize our product candidates during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

        In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

  we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

  our progress with pre-clinical studiesand clinical trials is delayed or we experience set backs;

  we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

  we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

  we are required or elect to develop, acquire or license new technologies and products.

        We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing , and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital markets conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

        If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

        The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business discussed elsewhere herein, certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in the United States experienced an increase from $2.44 during our fiscal year ended November 30, 1997 to our historic high of $13.00 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.00 during the first quarter of our fiscal year ended November 30, 2000. During the period from September 1, 2000 to December 31, 2000 alone, the price of our shares ranged from a high of

$9.00 to a low of $2.00 as we announced our successful completion of a licensing agreement with AstraZeneca in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

        The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the Food and Drug Administration in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

        Currently, in connection with our preclinical development activities for RSD1122 and Kv1.5, our preparation for a Phase II clinical trial for oxypurinol, and our Phase II clinical trials for RSD 1235, we are required to adhere to guidelines established by the Food and Drug Administration and the Therapeutic Products Directorate. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and requires the expenditure of substantial resources. In connection with our clinical development strategy for oxypurinol, we intend to rely on the safety data from clinical trials of oxypurinol in the gout application, to advance the clinical trial process of oxypurinol for the treatment of congestive heart failure to Phase II clinical trials. However, the U.S. Food and Drug Administration may not accept this prior clinical data, and data generated in different indication, for the congestive heart failure application. As a result, we may not be able to proceed with Phase II studies with oxypurinol for congestive heart failure without expending significant additional resources on conducting additional pre-clinical study and clinical trials.

        In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delay, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates . In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.

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

        We are also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional amounts to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.

We have substantial competition in the pharmaceutical industry and with respect to products we are developing

        The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products will render our products candidate obsolete, possibly before we are able to commercialize them.

        Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to what we do. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

        There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, and diltiazem, amiodarone. Examples of branded antiarrhythmic include Tambocor (flecainide) produced by 3M Pharmaceuticals, Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, and Tykosin (dofetilide) produced by Pfizer. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in early stages of development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of ours. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face with additional marketing risk such as competition on the basis of ease of use; adaptability to various modes of administration; acceptance by physicians; and coverage of our patent position relative to those of our competitors.

        The competition within the congestive heart failure therapeutic area is even more extensive compared to those within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide, and metoprolol. Example of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb, Coreg (carvedilol) produced by GlaxoSmithKline and Norvasc (amlodipine) produced by Pfizer. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patient with congestive heart failure currently being studied by Novartis, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patient with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medication. However, our drug candidate, oxypurinol, is still in very early stage of development. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives

        As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. We are particularly dependent on the services of Robert Rieder, our CEO and President and Alan Ezrin, our Chief Scientific Officer to provide this input. Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology and pharmaceutical companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

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

        Although we have employment contracts of varying lengths with all of our key executives, all of which include an incentive provision for the granting of stock options which vest over time designed to encourage the individual to stay with the company, our competitors could compensate our employees for any lost compensation, or a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, and could render such agreements of little value to our employees.

Our products will rely on licenses of proprietary technology owned by third parties

        The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, the rights to oxypurinol, held by Paralex, our wholly owned subsidiary, are under license pursuant to our licenses with The Johns Hopkins Universityand ILEX Oncology, Inc. Our license with The Johns Hopkins University is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license with The Johns Hopkins University requires us to make royalty payments on the net sales on any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license with ILEX is an exclusive worldwide sublicense under an exclusive license ILEX has obtained from Burroughs Wellcome Co, and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license with ILEX requires us to pay other milestone payments and royalties based on net sales of products we develop. The license terminates upon the expiration of ILEX obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at a very early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them at all or on favorable terms, the commercial value of our product will be significantly impaired. In addition to the foregoing, our licenses with the University of British Columbia require royalty payments on the net sales of any product we develop with the licensed technology. The license with the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

We rely on proprietary technology, the protection of which can be unpredictable and costly

        Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have licensed one patent, three patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol, have expired. Our license with The Johns Hopkins University provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors, or xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

        Currently, we have 41 patent applications and have licensed certain rights under an additional 17 patents relating to RSD 1235, RSD1122 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have two patent applications relating to Kv1.5. We have 58 additional patent applications relating to areas we are no longer actively pursuing.

        We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or the underlying technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or the products of a third party, we could incur substantial legal expenses with no assurance of success.

        In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements. The value of our assets could be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

        Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party's proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matters, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

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

        In particular, the anticipated benefits of the acquisition of Paralex, Inc. will not be achieved unless we are successfully combined with Paralex, Inc. in a cost efficient and timely manner. The combination of our business with Paralex, Inc. will require integration of research and development and administrative operations. The transition to a combined company may require substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. Although Paralex has incurred only limited expenses as it had not conducted business activities other than entering into license agreements with The John Hopkins University and ILEX Oncology, Inc, we expect to spend a significant amount of our resources on the development of oxypurinol. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates expected to be retained by us. The risks associated with our absorption of expenses and ongoing cash requirements of Paralex, Inc. will increase the pressure on us to achieve synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired. We may be unable to achieve any cost savings or efficiencies.

We are uncertain as to our ability to list our common shares on the Nasdaq National Market, Small Cap Market or American Stock Exchange

        Pursuant to certain contractual obligations, we intend to apply to have our common shares listed on either the Nasdaq National Market, Nasdaq SmallCap or the American Stock Exchange, or AMEX. Presently our common shares are primarily traded on the Toronto Stock Exchange in Canada and occasionally traded, at an insignificant volume, over the OTC Bulletin Board in the United States. If we are unable to successfully list our shares on one of these exchanges, our common shares will likely remain illiquid in the United Sates. Even if we are able to list and maintain the listing of our shares on one of the foregoing markets, the volume of trading of our shares in the United Sates will likely remain small.

        Although we completed a four-to-one reverse stock split on March 8, 2002, our share price does not yet meet the minimum bid requirement of $5.00 per share for quotation on Nasdaq or the $3.00 per share price required to be listed on AMEX. Accordingly, subsequent share consolidations (or reverse stock split) could be required in order to comply with minimum bid requirements. Subsequent share consolidations may result in our failing to meet the minimum public float requirement. Accordingly, even if we are able to become listed, we may not be able to comply with all of the listing criteria required to continue a Nasdaq National Market or SmallCap Market or an AMEX listing. Additionally, we may not be able to maintain the minimum shareholders' equity, market capitalization, net income, public float, market maker and number of shareholder requirements in order to obtain and/or maintain a listing on the Nasdaq National Market, Nasdaq SmallCap Market or AMEX.

If we develop products with commercial potential, we have no experience in commercial manufacturing

        We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.

        We intend to contract the vendor currently used by ILEX for the manufacture of oxypurinol. We may need to contract with additional manufacturers. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

If we manufacture pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

        The manufacturer of our pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on us.

We do not have the marketing expertise needed for the commercialization of our products

        Although we do not have any foreseeable need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. Our ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other arrangement is untested.. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

Our success is dependent upon our ability to enter into and subsequently successfully manage corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

        We currently do not have any active corporate collaborations. However, the success of our business strategy is largely dependent on our ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of our pharmaceutical products, and to effectively manage the relationships that may come to exist as a result of this strategy. Although we are currently seeking corporate collaborators, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our products or the generation of significant revenues.

        Because we would enter into research and development collaborations at an early stage of product development, our success is highly reliant upon the performance of our future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our products. Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

        Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Because we currently are not involved in any active collaboration, our ability to simultaneously manage a number of corporate collaborations is untested.

The manufacture of pharmaceutical products may expose us to product liability claims

        The products we will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose us to potential liability resulting from the use of such products. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of U.S.$5 million per incident and U.S.$10 million annual aggregate for the Phase I and II clinical trials of RSD1235 and the Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough, one of our previous projects. Currently, we have no other product liability insurance. We anticipate that insurance equivalent to that customarily maintained by other entities in our industry and of our approximate size will be carried by us against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

        Our research and development may involve the controlled use of hazardous materials and chemicals. Examples of hazardous materials and chemicals used in our facilities are: acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to Cdn.$2 million per occurrence and with an annual aggregate of Cdn.$2 million. We have also secured a blanket property insurance policy to cover up to Cdn.$8.15 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations .

Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

        In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

        In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

Currency fluctuations may impact the value of our common shares

        Our common shares trade on the Toronto Stock Exchange, or TSE, in Canadian dollars. When the common shares become registered under the Securities Act of 1933 and in the event that our common shares become listed on a national securities exchange in the United States, the trading or listing price may be largely affected by the trading price of our common shares on the TSE. The future value of our common shares is subject to the volatility in the exchange rate between the Canadian dollar and the U.S. dollar which can be affected by risks including but not limited to, differing economic conditions, changes in political climate, differing tax structures, myriad regulations and restrictions and general foreign exchange rate volatility. A decrease in the value of the Canadian dollar relative to the U.S. dollar could result in downward price pressure on the U.S. dollar value of our common shares that are traded or listed, if at all, on a national securities exchange on the United States.

We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

        We intend to generate revenue and expenses internationally which is likely to be denominated in Canadian and other foreign currencies. Our intended international business will be subject to risks typical of an international business, including but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques it may implement will be successful or that its business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

GENERAL DEVELOPMENT OF THE BUSINESS

        Since 1992, Cardiome has been involved in research and development of technology acquired from the University of British Columbia used to decrease the incidence of arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal. Until 2001, Cardiome was also developing this technology for local anaesthetic and other uses. In addition, Cardiome acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, Cardiome closed a $5,100,000 private placement and in April 2000, closed a $7,800,000 private placement to Canadian institutional investors. In January 2001, the Company narrowed its focus to the cardiac area and during the fiscal year ended November 30, 2001, the Company allocated all of its research and development resources to its three projects relating to cardiac arrhythmia. In July 2001, the Company completed a Phase I clinical trial for RSD1235 and has recently completed Phase II trial of RSD1235. In October 2001, Cardiome closed a $1.1 million private placement to existing Canadian investors. In March 2002, the Company closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million (the equivalent of approximately U.S. $19.5 million) and acquired Paralex by merger of the Company's wholly owned subsidiary Cardiome, Inc. into Paralex. See "History and Development of the Company—Acquisition of Paralex".

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

        The Company's head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, Canada. The address and the contact numbers of the registered office of the Company are as follows:1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada; telephone number: (604) 688-6900 and fax number: (604) 443-7000.

ACQUISITION OF PARALEX

        On March 8, 2002, the Company completed the acquisition of all of the outstanding shares of Paralex, in exchange for 8,203,396 common shares of the Company. Also, on March 8, 2002, the Company completed a concurrent financing of $30.9 million (the equivalent of approximately U.S.$19.5 million) and issued 9,309,657 common shares along with warrants for the purchase of 2,327,414 common shares. Of the securities issued for the financing, 739,409 common shares were issued to investors in the United States in connection with an offering of our common shares along with warrants for the purchase of 184,854 common shares.

        Prior to the acquisition, Paralex was a private, New York based development-stage bio-pharmaceutical company incorporated in January 2001. Since that time, it had not conducted any significant business activities other than entering into license agreements with The John Hopkins University and ILEX Oncology, Inc. The license from The John Hopkins University, or JHU, is for certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors, or XO Inhibitors, for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The license from ILEX Oncology, Inc., or ILEX, is for rights to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. See "Business Overview—Licenses and Collaborative Research Agreements—JHU License" and "—ILEX License". Both of these licenses may allow the Company to potentially advance its XO Inhibitors for treatment of congestive heart failure directly into Phase II clinical development for congestive heart failure using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications. Prior to the merger, Paralex did not have any research and development expenditures and had no employees.

        In connection with and as part of the acquisition of Paralex, on March 8, 2002, the Company effected a four-to-one share consolidation, or reverse stock split, resulting in its outstanding common shares being reduced from 113,172,393 to 28,293,098 and its fully diluted common shares being reduced from 136,370,232 to 34,092,558.

        Subsequent to the acquisition of Paralex, the Company reconstituted its board of directors. Mark Rogers, M.D., M.B.A., (newly elected Chairman of the Board), Myron Weisfeldt, M.D., Ralph Snyderman, M.D., Fred Mermelstein, Ph.D. and Elizabeth Rogers, M.D. joined previous board members Michael Walker, Ph.D. (founder and former Chairman of the Board), Robert Rieder (President and Chief Executive Officer), Alan Ezrin, Ph.D. (Chief Scientific Officer) and Kim Sun Oh. At our Annual and Special General Meeting held on May 27, 2002, Dr. Weisfeldt withdrew his nomination as a director.

BUSINESS OVERVIEW

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

Product Candidate/Project	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia	Phase II clinical trial completed(1)
RSD1122	Atrial and Ventricular Arrhythmia	Pre-clinical(2)
Kv1.5	Atrial Arrhythmia	Pre-clinical(2)
Oxypurinol	Congestive Heart Failure	Preparation for Phase II clinical trial

(1)
Phase II clinical trials involve studies in a limited human population to determine the efficacy of the product for specific, targeted indications, determine optimal dosage and identify possible adverse effects and safety risks. See "Business Overview—Regulatory Environment". The Company commenced a Phase II clinical trial on the intravenous application of RSD1235 in December 2001. The Phase II clinical trials demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm. Subject to the availability of sufficient financial resources, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 by the second half of 2002. A Phase I trial is the initial introduction of a product into human subjects in which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

(2)
"Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company (or its collaborative partner) can apply for regulatory approval to market the product. See "Business Overview—Regulatory Environment".

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

Normal Heart	Ischemic Heart
Figure 1.
Normal electrical conduction in the heart vis-à-vis conduction in ischemic tissue

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

        Cardiome completed its Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. Cardiome completed its Phase II clinical trial on the intravenous application of RSD1235 in September 2002. The Phase II clinical trial demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm. This Phase II trial was initiated in December 2001 and the total cost of the Phase II trial is estimated to be $2,300,000.

        The Company continues to evaluate several strategic options with respect to the further clinical development of RSD1235. Upon successful completion of Phase II clinical trials, the Company will initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to commence by the second half of 2002 at an estimated cost of $800,000. The Company plans to manufacture additional RSD1235 drug supplies, at an estimated cost of $400,000, to provide for additional formulation development and stability testing. This spending may be increased to $1,200,000 to provide for GMP quantities for Phase I oral clinical development and further intravenous clinical development.

RSD1122 Project

        RSD1122 is a mixed ion channel blocker, which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in animal studies modeling various arrhythmia conditions. Pre-clinical data suggests RSD1122 may be suitable for oral dosing, which may make it appropriate for daily long-term therapy in patients at risk of arrhythmia. In October 2000, Cardiome entered into a license agreement with AstraZeneca AB, or AstraZeneca, for the development and marketing of RSD1122. This agreement will be terminated as of June 2002 and AstraZeneca will return all rights and pre-clinical data associated with RSD1122 as Cardiome has received notice from AstraZeneca that it does not intend to proceed with the clinical development of RSD1122. Cardiome intends to evaluate the AstraZeneca pre-clinical data and, following consultation with its board of directors and scientific advisory board, decide whether or not to carry out and fund future research and development on this drug candidate. See "Business Overview—Licenses and Collaborative Research Agreements—AstraZeneca License".

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

        At JHU, Dr. Eduardo Marbán's research has demonstrated that the class of agents known as xanthine oxidase inhibitors, or XO Inhibitors, (which includes oxypurinol) has the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by other medicines. See "Business Overview—Licenses and Collaborative Research Agreements—JHU License" and "—Marbán Agreement". In studies conducted at JHU, Dr. Marbán has shown these effects in both animals and in humans during cardiac catheterization. Accordingly, such XO Inhibitors may offer the possibility of a new mode of therapy for patients with congestive heart failure. The intellectual property encompassing Dr. Marbán's research, acquired by Paralex pursuant to the JHU License, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of congestive heart failure or other cardiovascular disorders. Cardiome believes that XO Inhibitors, including oxypurinol, have significant potential in the treatment of congestive heart failure.

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

        ILEX has undertaken clinical development of oxypurinol in gout patients who are intolerant of allopurinol. See "Business Overview—Licenses and Collaborative Research Agreements—ILEX License". These patients have no other treatment option for the hyperuricemia that underlies their gout symptoms. In the clinical study, it was found that 70% of the allopurinol intolerant gout patients who received oxypurinol had no dose-limiting side effects and appeared to receive benefit (lower uric acid levels) from their use of the drug.

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

        Allopurinol has been shown to improve the efficiency of the muscular tissue of the heart, or myocardial efficiency by sensitizing the cardiac muscle cells to calcium ions. These cells can contract more strongly without a comparable increase in oxygen demand thereby improving functional efficiency. This characteristic compares favourably with current congestive heart failure therapeutic drugs that typically improve cardiac output at the cost of increased oxygen demand that, in effect, accelerates the underlying congestive heart failure disease. Inhibition of xanthine oxidase, an enzyme that degrades a particular mammalian protein, xanthine oxide, which is important to human heart function, may serve as a new pharmacological approach to the treatment of congestive heart failure. The Phase II clinical trial, planned for initiation in the second half of 2002 and estimated to cost $4,000,000, would represent the first prospective clinical trial of oxypurinol in congestive heart failure. The Company anticipates the completion of this trial by the end of 2003. The Company plans to proceed with a drug interaction study on the Phase II oral application, anticipated to cost approximately $2,000,000. The Company also plans to begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute congestive heart failure in the second half of 2002 with a Phase I safety study in the first half of 2003. The estimated cost of the formulation, toxicology and safety study is estimated at approximately $1,700,000 with results expected by the end of 2003.

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

Congestive Heart Failure Market

        Congestive heart failure is the only significant cardiovascular disorder to show a marked increase in incidence over the past 40 years. Approximately 4,700,000 persons in the United States suffer from congestive heart failure, while the developed world total is estimated at approximately 10,000,000. The American Heart Association reported that the number of hospital discharges in the United States rose from 377,000 in 1979 to 874,000 in 1994 with an associated direct and indirect cost of U.S.$18.8 billion in 1997. The incidence of newly diagnosed congestive heart failure cases exceeds 3,600,000 each year. It is the number one cause of hospitalization in the United States in patients over 65 years of age. The prognosis for congestive heart failure in terms of mortality is poor and the disease is now characterized in the United States as "epidemic". The mortality rate is comparable to the worst forms of cancer—experts indicate that 20% of patients die within three months and almost 33% of patients die within one year with a 70% mortality by year five. The current cost of pharmaceuticals to treat congestive heart failure is in excess of U.S.$1.5 billion worldwide, just under U.S.$1 billion of that cost is in the United States alone.

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

COMPETITION

        The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors—Substantial Competition" under "Item 3. Key Information". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

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

        The Company is required to pay milestone payments and royalties for the 21 patents or patent applications licensed from, or for which Cardiome has been granted commercial rights by, the University of British Columbia and JHU. Of these patents or patent applications, 17 have been licensed under the UBC License described below under "Business Overview—Licenses and Collaborative Research Agreements—UBC License and UBC Research Agreement" and four have been licensed under the JHU License. See "Business Overview—Licenses and Collaborative Research Agreements—JHU License". The Company has no royalty obligations associated with any of the remaining of 101 patents or patent applications in its portfolio.

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

        The success of the Company is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with worldwide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, the Company may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow the Company to make cost effective developmental decisions in a timely fashion. See "Business Overview—Business Strategy—Collaboration Strategy" and "Risk Factors" under "Item 3. Key Information".

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

JHU License

        Pursuant to an agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between the Company and JHU, the JHU License, the Company has obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136 B1) and Patent Cooperation Treaty application PCT US98/23878, each filed on November 5, 1998 and European Patent Office application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility", and which are referred to as the Patent Rights. The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease, which is referred to as the Licensed Field. The Company also obtained the exclusive option to any and all technologies developed by JHU in the Licensed Field of which Eduardo Marbán, M.D. is the inventor.

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

        As additional consideration for the JHU License, the Company's wholly-owned subsidiary, Paralex previously issued (i) 390,000 shares of its common stock to JHU and (ii) 210,000 shares of its common stock to Dr. Marbán for a purchase price of $0.001 per share. These shares of Paralex have now been exchanged for common shares of the Company pursuant to the acquisition completed on March 8, 2002. Cardiome must reimburse JHU up to U.S.$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

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

Marbán Agreement

        Pursuant to an agreement entered into in May 2001 and effective as of January 1, 2002, or the Marbán Agreement, between the Company and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marbán, CCI agreed to cause Dr. Eduardo Marbán, the inventor of the technology licensed under the JHU License, to provide advisory services to the Company with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marbán Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marbán as a direct result of performing services under the Marbán Agreement will be owned exclusively by Paralex. Various obligations owed to the Company under the Marbán Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marbán to JHU.

        The Company agreed to pay CCI U.S.$100,000 per year for Dr. Marbán's services under the Marbán Agreement, plus reimbursement of certain expenses. To date, the Company has paid Dr. Marbán U.S.$25,000 under the Marbán Agreement.

        The Marbán Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marbán Agreement also provides that it will automatically terminate in the event Dr. Marbán is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Revenue Recognition

        The Company records research collaborative fees, which are non-refundable, as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees, related to the payment for the right to license and/or test the Company's compounds, are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestone payments are recognized upon the achievement of the specified milestones. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

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

        Revenue for fiscal 2001 decreased to $632,243 as compared to $723,352 for fiscal 2000. The decrease in revenue in 2001 was due to the decline of grant income and interest income. Research collaborative, licensing and options fees increased by $104,933 as compared to fiscal 2000. The additional revenue from collaborative research revenue was offset by a decline of $47,226 in grant income and a decline of $148,816 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during fiscal 2001 as compared to the fiscal 2000. See "—Liquidity and Capital Resources". We currently have no other collaborative or licensing agreement with any third party and do not anticipate any other licensing revenue or sales of products for the fiscal year ending November 30, 2002. Research and development expenses for fiscal 2001 increased to $5,498,838 as compared to $4,732,656 for fiscal 2000. The increase in research and development expenditures was primarily due to the cost associated with increased operational activities as the Company completed a Phase I clinical trial and initiated a Phase II clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 project, and enhanced its research and development capabilities. See "Business Overview—Antiarrhythmia Projects". The increase was also due to the cost associated with some pre-clinical work conducted in support of the Company's licensing activities for its Cough project. Approximately 90% of the research and development expense for fiscal 2001 was attributable to the cost associated with the antiarrhyhmia projects, while the remaining 11% was attributable to the cost associated with the Company's non-cardiovascular projects, as compared to 77% and 23% respectively for fiscal 2000. We expect higher levels of research expenditure for the fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001. A significant portion of the research and development expenditure will be incurred for the full patient enrolment in the Phase II clinical trial of RSD1235, in research activities related to the Kv 1.5 program, the initiation of clinical trial of the newly acquired congestive heart failure program, and the maintenance of the gout program. The clinical results of our RSD1235 Phase II trial are expected by the second half of 2002 and the total cost of this Phase II trial is estimated at $2,300,000 of which $1,968,000 will be incurred in fiscal 2002. Further clinical developments of RSD1235 will be subject to a successful Phase II trial. We intend to select a Kv 1.5 clinical candidate in 2002 and expect to incur higher research cost associated with the pre-clinical studies as compared to those incurred in fiscal 2001. See "Business Overview—Antiarrhythmia Projects". The Phase II clinical study of our Oxypurinol congestive heart failure project is estimated to cost $4,000,000 and is planned for initiation in second half of 2002 and completion by the end of 2003. We also plan to begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute congestive heart failure in the second half of 2002 with a Phase I study in the first half of 2003. The estimated cost of the formulation, toxicology and safety study is estimated at $1,700,000 with results expected by the end of 2003. See "Business Overview —Oxypurinol Congestive Heart Failure Project". General and administration expenses for fiscal 2001 increased to $1,741,193 as compared to $1,569,044 for fiscal 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities. We expect higher levels of general administration expenditure to support the increased business activities for the fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001.

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

        Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project. Approximately 77% of the research and development expense for fiscal 2000 was attributable to the cost associated with the antiarrhyhmia projects, while the remaining 23% was attributable to the cost associated with the Company's non-cardiovascular projects, as compared to 57% and 43% respectively for fiscal 1999.

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

        Research and development expenses increased to $3,585,593 in fiscal 1999 as compared to $3,498,787 in fiscal 1998. The slight increase of research and development was primarily due to the expansion of the Company's research team and facilities for additional in house pre-clinical studies. Research and development activities in fiscal 1999 included Phase I clinical trial of the Company's CP1, drug candidate for non-productive cough, and pre-clinical studies of the cough and antiarrhythmic research programs. Approximately 57% of the research and development expense for fiscal 1999 was attributable to the cost associated with the antiarrhyhmia projects, while the remaining 43% was attributable to the cost associated with the Company's non-cardiovascular projects, as compared to 54% and 46% respectively for fiscal 1998.

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

        The Company's proposed products are currently in the research and development stage and no revenues have been generated to date from product sales, nor does the Company expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. As a result, the Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer-term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity. Although we are currently seeking corporate collaborators, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our products or the generation of significant revenues.

        As a result of receiving additional equity financing on March 8, 2002, the Company believes that it has sufficient resources to fund operations in the next two years. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. The Company believes that there are significant risks and uncertainties associated with its clinical trials and product development activities. An unexpected delay or other unfavourable development involving any of its primary projects could materially and adversely effect the Company's ability to enter into strategic alliances, license or sell it intellectual property and/or raise additional equity from outside sources. If the Company is unable to obtain adequate financing, it will be necessary for the Company to delay, curtail or cancel further development of some or all of its technologies and the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors" under "Item 3. Key Information".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

        Immediately following the acquisition of Paralex on March 8, 2002, Cardiome reconstituted its Board of Directors. Mark Rogers, M.D. (newly elected Chairman of the Board), Myron Weisfeldt, M.D., Ralph Snyderman, M.D., Fred Mermelstein, Ph.D. and Elizabeth Rogers, M.D. joined previous board members Michael Walker, Ph.D. (founder and former Chairman of the Board), Robert Rieder (President and Chief Executive Officer), Alan Ezrin, Ph.D. (Chief Scientific Officer) and Kim Sun Oh. At our Annual and Special General Meeting held on May 27, 2002, Dr. Weisfeldt withdrew his nomination as a director. On January 6, 2003, Cardiome announced the appointment of Douglas Janzen to the position of Chief Financial Officer and the promotion of Christina Yip to Vice President of Finance and Administration.

        All directors hold office until the next annual meeting of the shareholders of the Company or until they resign or are removed from office in accordance with the Company's articles and by-laws and the Canada Business Corporations Act.

        Directors and executive officers of the Company (after giving effect to the appointments described above), their position and the period during which each has served as a director or officer are as follows:

Name	Position	Period Served
Mark Rogers	Director Chairman of the Board	since 2002 since 2002
Robert W. Rieder	Director President, Chief Executive Officer	since 1997 since 1998
Alan M. Ezrin	Director, Chief Scientific Officer	since 2001
Michael J. A. Walker	Director	since 1992
Kim Sun Oh	Director	since 1997
Fred Mermelstein	Director	since 2002
Elizabeth Rogers	Director	since 2002
Ralph Snyderman	Director	since 2002
Gregory N. Beatch	Vice President, External Scientific Affairs	since 1997
Douglas Janzen	Chief Financial Officer	since 2003
Christina Yip	Assistant Corporate Secretary Vice President of Finance and Administration	since 2002 since 2003

        The following are short biographies of the directors and executive officers of the Company:

Mark C. Rogers, M.D., M.B.A.—Chairman and Director

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

        While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and

Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation "(Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

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

Robert W. Rieder, M.B.A.—President, Chief Executive Officer (CEO) and Director

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

Alan M. Ezrin, Ph.D.—Chief Scientific Officer (CSO) and Director

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

Michael J.A. Walker, Ph.D.—Director

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

Kim Sun Oh, C.P.A.—Director

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

Fred H. Mermelstein, Ph.D.—Director

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

Elizabeth Rogers, M.D.—Director

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

Gregory N. Beatch, Ph.D.—Vice President External Scientific Affairs

        Dr. Beatch has been Vice President, Research since June 1997 and was re-titled Vice President, External Scientific Affairs on July 20, 2001. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the TPD, the equivalent of the U.S. FDA.. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPD. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Richard P. Schwarz, Jr., PhD,—Executive Director, Congestive Heart Failure Program

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

Douglas Janzen—Chief Financial Officer

        Mr. Janzen joined Cardiome in the capacity of Chief Financial Officer in January 2003. Mr. Janzen has extensive experience in corporate banking and financing for Canadian Biotechnology companies. From 2001 to 2002, Mr. Janzen was Managing Director—Health Sciences and Partner at Sprott Securities Inc. Prior to that, Mr. Janzen spent three years in corporate banking with Loewen Ondaatie McCutcheon Limited. Mr. Janzen received a Physiology Degree from the University of Saskatchewan and a Biochemistry Master Degree from the University of British Columbia.

Christina Yip, CMA—Assistant Corporate Secretary and Vice President of Finance & Administration

        Ms. Yip has been Vice President of Finance & Administration of the Company since January 6, 2003 and Assistant Corporate Secretary to the Board of Directors since May 17, 2002. Ms. Yip joined the Company as Financial Controller in September 1998and was appointed as Director of Finance & Administration in September 2002. Ms. Yip also acted as Acting Chief Financial Officer of the Company from December 23, 2000 to January 5, 2003 and Corporate Secretary from September 13, 2000 to May 16, 2002. Prior to joining the Company, Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the Canadian Venture Exchange Inc. and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

David Fedida, Ph.D., M.D.—Scientific Consultant

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

Eduardo Marbán, M.D., Ph.D

        Dr. Marbán is a member of the Scientific Advisory Board and a consultant of Cardiome (see "Business Overview—Licenses and Collaborative Research Agreements—Marban Agreement"). Dr. Marbán currently serves as Professors of Medicine, Physiology and Biomedical Engineering at JHU. In addition, Dr. Marbán is the founder and Director of the Institute of Molecular Cardiobiology, is the Michel Mirowski, M.D. Professor of Cardiology and is the Vice-Chairman for Research, Department of Medicine, all at JHU. Dr. Marbán is an active full-time staff member of the Department of Medicine and is attending physician, Coronary Care Unit, The Johns Hopkins Hospital.

        Dr. Marbán has received numerous awards and honours to this point in his career including the Research Achievement Award, International Society for Heart Research, the Basic Research Prize, American Heart Association, the Louis and Artur Lucian Award for Research in Cardiovascular Diseases and the MERIT Award from the National Heart, Lung and Blood Institute. He is currently a member of the Association of American Physicians, Program Director, SCOR in Sudden Cardiac Death, a member of the Association of University Cardiologists, a member of the American Society for Clinical Investigation and is a Fellow, American College of Cardiology. He chairs the Basic Cardiovascular Sciences Council of the American Heart Association and is President of the Cardiac Muscle Society.

        Dr. Marbán has published or currently has in press a total of 220 scientific articles and is currently the Editor in Chief, Circulation Research, a Consulting Editor, Circulation and Journal of Molecular and Cellular Cardiology and is on the International Advisory Board, Japanese Circulation Journal. In addition, he is the invited referee for over 20 research journals including New England Journal of Medicine, Nature, and Science.

        Dr. Marbán was a member of the Cardiac Research Advisory Panel, Procter and Gamble Pharmaceuticals, was a consultant and founder of Physiome Sciences, Inc., a consultant to Otsuka Pharmaceutical Co., Inc. and is a founder of Paralex, a wholly-owned subsidiary of the Company.

        Three patents have been issued and six patents are pending by Dr. Marbán.

        Dr. Marbán received his B.S. in Mathematics, summa cum laude from Wilkes College, M.D. from Yale University in 1980 and his Ph.D from Yale University in Physiology in 1981. Dr. Marbán received his board certification from the American Board of Internal Medicine in 1984 and Cardiovascular Subspecialty in 1987.

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

BOARD COMMITTEES

        From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members:

AUDIT COMMITTEE

        The current members of the Audit Committee of the Company are Kim Sun Oh (Chair), Fred Mermelstein and Michael Walker, none of whom is a current or former officer of the Company except for Michael Walker, who was formerly Chairman of the Board. Prior to March 8, 2002, the members of the Audit Committee were Colin Mallet (Chair), Kim Sun Oh and Allen Bain, none of whom was or had been an officer of the Company, except Allen Bain who was formerly President of the Company.

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

        During the most recently completed fiscal year, the Company had five Named Executive Officers—Robert W. Rieder, President and Chief Executive Officer, Alan M. Ezrin, Chief Scientific Officer, Gregory N. Beatch, Vice President, External Scientific Affairs, Barry Johnson, Director of Pharmacology and Grace Jung, Senior Director, Research.

SUMMARY OF COMPENSATION

        The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2001, 2000 and 1999.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Year Ended Nov. 30	Salary ($)		Bonus ($)	Other ($)		Securities Under Options Granted (#)	All Other Compensation ($)
Robert W. Rieder President and Chief Executive Officer	2001 2000 1999	241,250 200,000 200,000		Nil Nil Nil	Nil Nil Nil		7,500 113,750 Nil	Nil Nil Nil
Alan M. Ezrin(1) Chief Scientific Officer	2001 2000 1999	258,836 — —		Nil — —	42,802 — —	(2)	195,000 — —	60,000 — —	(3)
Gregory N. Beatch(4) Vice President, External Scientific Affairs	2001 2000 1999	140,000 131,333 125,000		Nil Nil Nil	Nil Nil Nil		Nil 16,250 Nil	Nil Nil Nil
Barry Johnson(5) Director of Pharmacology	2001 2000 1999	105,000 1,875 —	(5)	Nil Nil —	Nil Nil —		Nil 18,750 —	Nil 10,000 —	(3)
Grace Jung(6) Senior Director, Research	2001 2000 1999	104,833 96,583 90,333		Nil Nil Nil	Nil Nil Nil		1,875 6,250 Nil	Nil Nil Nil

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

(6)
Dr. Grace Jung became a Named Executive Officer effective August 1, 2001 with her base salary increase to $115,000 per annum.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

        During the fiscal year ended November 30, 2001, the following incentive stock options were granted to the Named Executive Officers.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year		Exercise or Base Price ($/ Security)		Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)		Expiration Date
Robert W. Rieder	Aug. 22/01	7,500	2.01%			$3.00		$2.88	Aug. 21/06
Alan M. Ezrin	Jan. 30/01 Aug. 22/01	187,500 7,500	50.34 2.01	% %	$ $	2.92 3.00	$ $	3.56 2.88	Jan. 29/07 Aug. 21/06
Grace Jung	Aug. 22/01	1,875	0.56%			$3.00		$2.88	Aug. 21/07

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

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

        The following table sets forth details of all exercises of incentive stock options during the fiscal year ended November 30, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

			Unexercised Options at Fiscal Year-End (#)
				Value of Unexercised In- the-Money Options at Fiscal Year-End ($)(1)
Name	Securities Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable
				Exercisable/ Unexercisable
Robert W. Rieder	—	—	190,750/90,500	—/—	(2)
Alan M. Ezrin	—	—	70,000/125,000	—/—	(2)
Gregory N. Beatch	—	—	33,750/11,250	—/—	(2)
Barry Johnson	—	—	5,000/13,750	—/—	(2)
Grace Jung	—	—	17,500/3,125	—/—	(2)

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

COMPENSATION OF DIRECTORS

        During the most recently completed fiscal year, outside directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as follows:

Name of Director	Directors' fees ($)	All Other Compensation ($)
Michael J.A. Walker	5,000	79,167	(1)(2)
Clive P. Page(3)	10,000	35,065	(1)(2)
Allen I. Bain(3)	5,000	Nil	(2)
Colin R. Mallet(3)	10,000	6,500	(1)
Kim Sun Oh	5,000	Nil
Darrell Elliott(3)	10,000	9,500	(1)

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

Name	Number of Common Shares	Percentage of Issued and Outstanding Common Shares	Number of Shares held under Option	Exercise Price		Expiration Date
Mark Rogers	Nil	N/A	N/A		N/A	N/A
Robert Rieder	39,900	0.14%	50,000 50,000 13,750 150,000 10,000 7,500 7,500	$ $ $ $ $ $ $	5.52 5.08 7.24 5.96 5.68 3.00 3.68	September 12, 2006 March 24, 2006 March 29, 2005 March 17, 2003 April 20, 2002 August 21, 2006 February 4, 2007
Alan Ezrin	11,575	0.04%	187,500 7,500 7,500	$ $ $	2.92 3.00 3.68	January 29, 2007 August 21, 2006 February 4, 2007
Michael Walker	615,517	2.18%	7,500 7,500	$ $	3.00 3.68	August 21, 2006 February 4, 2007
Kim Sun Oh	27,000	0.1%	7,500 7,500	$ $	3.00 3.68	August 21, 2006 February 4, 2007
Fred Mermelstein	931,085	3.29%	N/A		N/A	N/A
Myron Weisfeldt	Nil	N/A	N/A		N/A	N/A
Elizabeth Rogers	454,091	1.60%	N/A		N/A	N/A
Ralph Snyderman	Nil	N/A	N/A		N/A	N/A
Gregory Beatch	12,500	0.04%	16,250 15,000 13,750	$ $ $	5.08 5.00 4.20	May 24, 2006 May 29, 2002 October 15, 2004
Christina Yip	Nil	N/A	9,375 5,625 3,750 2,500	$ $ $ $	5.52 5.08 5.04 5.08	September 12, 2006 May 24, 2006 January 10, 2005 November 26, 2007
Barry Johnson	Nil	N/A	18,750		$6.20	September 17, 2006
Grace Jung	Nil	N/A	6,250 1,875 12,500	$ $ $	5.08 3.00 4.20	May 24, 2006 August 21, 2007 October 15, 2004
TOTAL	2,091,668	7.39%	626,875

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

INCENTIVE STOCK OPTIONS

        The following table summarizes the outstanding incentive stock options of the Company as of March 31, 2002.

Date of Grant	Number of Options	Exercise Price	Market Value on Date of Grant	Expiry Date
(a) Executive Officers (4 persons)
April 21, 1997	10,000	$5.68	$5.32	April 20, 2002
May 30, 1997	15,000	$5.00	$4.56	May 29, 2002
March 18, 1998	150,000	$5.96	$6.36	March 17, 2003
October 16, 1998	13,750	$4.20	$4.08	October 15, 2004
January 11, 1999	3,750	$5.04	$5.16	January 10, 2005
March 30, 2000	13,750	$7.24	$7.24	March 29, 2005
May 25, 2000	71,875	$5.08	$5.20	May 24, 2006
September 13, 2000	59,375	$5.52	$6.12	September 12, 2006
August 22, 2001	15,000	$3.00	$2.88	August 21, 2006
January 30, 2001	187,500	$2.92	$3.56	January 29, 2007
November 27, 2001	2,500	$2.80	$2.76	November 26, 2007
February 5, 2002	15,000	$3.68	$3.48	February 4, 2007

	557,500
(b) Non-Executive and Former Directors (6 persons)
April 3, 2001	37,500	$2.80	$2.80	April 2, 2002
February 9, 1999	15,000	$4.40	$4.40	February 8, 2004
November 1, 1999	12,500	$2.44	$2.40	October 31, 2004
August 22, 2001	45,000	$3.00	$2.88	August 21, 2006
February 5, 2002	45,000	$3.68	$3.48	February 4, 2007

	155,000
(c) Employees and Former Employees (26 persons)
April 3, 1997	35,000	$5.60	$6.08	April 2, 2002
May 30, 1997	5,000	$5.00	$4.56	May 29, 2002
June 12, 1998	23,750	$6.32	$5.40	June 11, 2004
October 16, 1998	21,250	$4.20	$4.08	October 15, 2004
November 1, 1999	2,500	$2.44	$2.40	October 31, 2005
May 25, 2000	40,938	$5.08	$5.20	May 24, 2006
September 18, 2000	18,750	$6.20	$6.20	September 17, 2006
December 19, 2000	9,375	$2.60	$2.32	December 18, 2006
May 28, 2001	7,500	$3.52	$3.48	May 27, 2007
August 22, 2001	18,750	$3.00	$2.88	August 21, 2007
November 27, 2001	57,500	$2.80	$2.76	November 26, 2007

	240,313
(d) Scientific Advisory Board Members, Consultants and Former Consultants (9 persons)
April 3, 1997	37,500	$5.60	$6.08	April 2, 2002
September 5, 2001	5,000	$2.92	$2.80	July 31, 2002
November 1, 1999	25,000	$2.44	$2.40	October 31, 2002
June 12, 1998	30,000	$6.32	$5.40	June 11, 2004
October 16, 1998	31,250	$4.20	$4.08	October 15, 2004

February 25, 1999	12,500	$4.20	$4.08	February 24, 2005
November 1, 1999	12,500	$2.44	$2.40	October 31, 2005
February 14, 2000	12,500	$4.20	$4.72	February 13, 2006
September 13, 2000	5,000	$5.52	$6.12	September 12, 2006
December 13, 2001	25,000	$3.00	$2.68	December 12, 2007

	196,250
TOTAL:	1,149,063

        The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

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

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class
Common shares	Lindsay Rosenwald 2000 Family Trusts and the Lindsay Rosenwald 2000 Irrevocable Trust(2)	2,585,608	(2)	9.14%
Common shares	Pembroke Management Ltd.(1)(3)	2,470,000		8.73%
Common shares	RBC Global Investment Management Inc.(1)	2,182,623		7.70%
Common shares	AGF Funds Inc.(1)	1,608,012		5.68%

(1)
Based on ownership of, or control or direction over, the shares.

(2)
Shares are registered in the name of Jay Lobell, as trustee for these trusts. As discussed below, these family trusts were established by Lindsay A. Rosenwald, M.D. Dr. Rosenwald disclaims beneficial ownership of these shares. Dr. Rosenwald is also the sole stockholder, Chairman, and CEO of Paramount Capital, Inc., an NASD member broker dealer incorporated in the State of New York ("Paramount") and is sole and managing member of Paramount Capital Investments, LLC, a merchant banking and venture capital firm specializing in biotechnology ("PCI"). These family trusts established by Dr. Rosenwald had a substantial equity interest in Paralex, and consequently, currently hold a substantial equity interest in Cardiome. Paralex was originally formed by PCI and financed with the assistance of Dr. Rosenwald.

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

RELATED PARTY TRANSACTIONS

        In August 2001 the Company signed an Introduction Agreement with Paramount Pursuant to the Introduction Agreement, the Company agreed to issue to Paramount 187,500 warrants of the Company and pay a monthly retainer fee of US$5,000 during the term of the agreement. The Company also agreed to pay a fee based on the percentage of consideration received by the Company from equity investments and/or partnering transactions facilitated by Paramount Capital, Inc. and issued additional warrants, as described in the agreement. This agreement was terminated in February 2002 and the total retainer fees paid to Paramount pursuant to this agreement were US$15,000. In connection with the completion of the acquisition of Paralex, the Company paid Paramount a fee of U.S. $235,825 in April 2002.

        Mark Rogers, M.D, current chairman of the board of Cardiome, is currently president of both Paramount and PCI. Dr. Rogers is also the former chairman of the board of Paralex, Inc. Elizabeth Rogers, M.D. and Fred Mermelstein, Ph.D., both directors of Cardiome, are currently both employees of PCI and founding shareholders of Paralex. Dr. Mermelstein is also a former director of Paralex. In addition, Dr. Lindsay A. Rosenwald, M.D., the sole stockholder, Chairman, and CEO of Paramount and the sole and managing member of PCI, established several family trusts which had a substantial equity interest in Paralex, and consequently, currently have a substantial equity interest in Cardiome.

        None of the foregoing parties, including Paramount, PCI, and Drs. Rosenwald, Rogers, Rogers, and Mermelstein are obligated pursuant to any agreement or understanding with Cardiome to make any additionally products or technologies available to, Cardiome or its affiliates, nor can there be any assurance, and Cardiome does not expect, that any biomedical or pharmaceutical product or technology identified by Paramount, PCI, or their affiliates in the future be made available to Cardiome or its affiliates.

        The following are payments made by the Company in related party transactions during the fiscal years ended November 30, 2001, 2000 and 1999.

	2001 $	2000 $	1999 $
Paid to companies with a common director for:
—contract research services	16,838	30,539	163,954
—administrative consulting services	—	—	6,500
Paid to directors for:
—research consulting services	113,732	104,901	37,761
—administrative consulting services	16,500	30,700	3,500
Accounts receivable from directors and/or companies with a common director	1,500	—	—
Accounts payable to directors and/or companies with a common director	84,709	18,276	40,690

        All transactions are recorded at their exchange amounts and accounts receivable and accounts payable are subject to normal trade terms.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

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

  2.
  audited financial statements of Paralex including the balance sheet as at November 30, 2001, the statements of loss, deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001, and the notes to those statements and the auditor's report thereon;

  3.
  unaudited financial statements of Paralex including the balance sheet as at February 28, 2002, the statements of loss, deficit and cash flows for the three months ended February 28, 2002, and the notes to those statements; and

  4.
  pro forma consolidated financial statements of the Company including the pro forma consolidated statements of loss for the year ended November 30, 2001 and for the nine months ended August 31, 2002, and the notes to those statements.

LEGAL OR ARBITRATION PROCEEDINGS

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

SIGNIFICANT CHANGES

        On March 8, 2002, the Company completed the acquisition of all of the outstanding shares of Paralex in exchange for 8,203,396 common shares. Also, on March 8, 2002 the Company completed a concurrent financing of $30,908,061 (the equivalent of approximately U.S.$19,500,000) and issued 9,309,657 common shares along with warrants for the purchase of 2,327,414 common shares. See "Business Overview—History and Development—Acquisition of Paralex".

        On March 28, 2002 Cardiome announced that it had received a notice from AstraZeneca that AstraZeneca does not intend to proceed with clinical development of RSD1122. In accordance with the AstraZeneca License, AstraZeneca will return all rights and pre-clinical data associated with RSD1122 in June 2002 and the AstraZeneca License will terminate. Cardiome intends to evaluate the AstraZeneca pre-clinical data and, following consultation with its board of directors and scientific advisory board, decide whether or not to carry out and fund future research and development on this drug candidate. See "Licenses and Collaborative Research Agreements—AstraZeneca License" under "Item 4. Information on the Company".

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

        All share prices on the following table reflect the four-to-one share consolidation (reverse stock split) completed on March 8, 2002.

	Toronto Stock Exchange		NASD OTC Electronic Bulletin
	Price Range (in Cdn.$)
			Price Range (in U.S.$)
Time Period
	High	Low	High	Low
April 1 to April 18, 2002	$2.80	$2.56	$1.72	$1.50
Month ended March 31, 2002	$3.15	$2.70	$2.20	$1.55
Month ended February 28, 2002	$4.24	$3.40	$2.64	$2.20
Month ended January 31, 2002	$5.20	$3.52	$3.20	$1.76
Month ended December 31, 2001	$3.60	$2.56	$2.60	$1.48
Month ended November 30, 2001	$3.40	$2.24	$2.28	$1.52
Fiscal year ended November 30, 2001:
Fourth Quarter	$3.56	$1.60	$2.28	$1.40
Third Quarter	$3.92	$2.60	$2.40	$1.60
Second Quarter	$3.80	$2.40	$2.52	$1.60
First Quarter	$4.00	$2.00	$3.36	$1.40
Fiscal year ended November 30, 2000:
Fourth Quarter	$7.20	$4.08	$9.00	$2.76
Third Quarter	$6.80	$4.64	$4.36	$3.00
Second Quarter	$10.84	$4.32	$7.52	$2.64
First Quarter	$6.20	$1.88	$4.76	$1.00
Fiscal year ended November 30, 1999:	$6.92	$2.00	$4.52	$1.36
Fiscal year ended November 30, 1998:	$12.60	$3.32	$13.00	$2.00
Fiscal year ended November 30, 1997:	$7.52	$2.60	$6.20	$2.44

ITEM 10. ADDITIONAL INFORMATION

ARTICLES & BY-LAWS

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

MATERIAL CONTRACTS

1.
License agreement dated March 29, 1996 with the University of British Columbia. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

2.
Research Agreement dated March 1, 1997 with the University of British Columbia. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

3.
Agreement dated November 19, 1997 with Drs. MacLeod and Quastel. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

4.
Agreement dated October 16, 2000 with AstraZeneca. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

5.
Collaborative Research and License Agreement dated November 30, 2000 with Antalium Inc. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

6.
Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Robert Rieder. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers".

7.
Employment Agreement dated November 24, 1998 with Dr. Gregory Beatch. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers."

8.
Employment Agreement dated June 5, 2001 with Dr. Alan M. Ezrin. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers."

9.
License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and The Johns Hopkins University. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

10.
License agreement dated December 19, 2001 between Paralex and ILEX Oncology, Inc. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements"

11.
Agreement dated May 2001 and dated as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

EXCHANGE CONTROLS

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

        If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a "Non- Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

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

        N/A.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 15. RESERVED

        Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

        The financial statements filed as part of this Annual Report are listed in "Item 19. Financial Statements and Exhibits".

        The financial statements of the Company included herein, are stated in accordance with accounting principles generally accepted in Canada and have been reconciled to United States GAAP. The financial statements of Paralex included herein are stated in accordance with accounting principles generally accepted in the United States. For the history of exchange rates which were in effect for Canadian dollars against United States dollars, see "Item 3. Key Information—Currency Exchange Rates".

ITEM 18. FINANCIAL STATEMENTS

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

2.
audited financial statements of Paralex including the balance sheet as at November 30, 2001, the statements of loss, deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001, and the notes to those statements and the auditor's report thereon;

3.
unaudited financial statements of Paralex including the balance sheet as at February 28, 2002, the statements of loss, deficit and cash flows for the three months ended February 28, 2002 and the notes to those statements; and

4.
pro forma consolidated financial statements of the Company including the pro forma consolidated statements of loss for the year ended November 30, 2001 and for the nine months ended August 31, 2002, and the notes to those statements.

B.    Exhibits

1.1	Articles of Continuance of the Company(1)
1.2	By-Laws of the Company(2)
2.1	Form of Company's common share certificate.(3)
4.1	License agreement dated March 29, 1996 with the University of British Columbia(4)
4.2	Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.3	Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
4.4	Agreement dated October 16, 2000 with AstraZeneca(7)
4.5*	Collaborative Research and License Agreement dated November 30, 2000 with Antalium Inc.
4.6	Investment Agreement dated May 24, 2000 with FutureFund Capital (VCC) Corp.(8)
4.7	Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Robert Rieder.(9)
4.8	Employment Agreement dated November 24, 1998 with Dr. Gregory Beatch.(10)
4.9*	Employment Agreement dated June 5, 2001 with Dr. Alan M. Ezrin.
4.10	2001 share option plan(11)
4.11*	Introduction Agreement dated August 10, 2001 with Paramount Capital, Inc.
4.12*	Acquisition Agreement dated December 21, 2001 with Paralex, Inc. and Cardiome, Inc.
4.13*	Agency Agreement dated February 28, 2002 with Sprott Securities Inc. and Raymond James Ltd.
4.14*	License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and The Johns Hopkins University.
4.15*	License agreement dated December 19, 2001 between Paralex and ILEX Oncology, Inc.
4.16*	Agreement dated May 2001 and dated as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc.
4.17	Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant)(12)
4.18	Form of warrant dated March 8, 2002 (included in Exhibit 4.17).(13)
4.19	Warrant dated March 8, 2002 issued to Paramount Capital, Inc.(14)

4.20*	Warrant dated March 8, 2002 issued to Sprott Securities Inc.
4.21*	Warrant dated March 8, 2002 issued to Raymond James Ltd.
4.22	Form of Subscription Agreement(15)
4.23	Registration Rights Agreement dated March 8, 2002(16)
8.1*	Subsidiaries of Company
10.1**	Consent of Ernst & Young LLP, Independent Chartered Accountants
99.1**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Notes:

*
Filed as an exhibit to our Form 20-F for the year ended November 30, 2001 dated April 26, 2002 and filed on April 26, 2002 (which Form 20-F is being amended by this Form 20-F/A).

**
Filed herewith.

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

CARDIOME PHARMA CORP.
/s/ ROBERT W. RIEDER Robert W. Rieder President and Chief Executive Officer
Date: April 29, 2003

 CERTIFICATIONS

        I, Robert W. Rieder, certify that:

        (1)  I have reviewed this annual report on Form 20-F/A of Cardiome Pharma Corp.; and

        (2)  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        (3)  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

        (4)  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b)  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days of filing this annual report (the "Evaluation Date"); and

          (c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

        (5)  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          (a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarizes and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        (6)  The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: April 29, 2003

/s/ ROBERT W. RIEDER Robert W. Rieder Chief Executive Officer

        I, Doug Janzen, certify that:

        (1)  I have reviewed this annual report on Form 20-F/A of Cardiome Pharma Corp.; and

        (2)  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        (3)  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

        (4)  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b)  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days of filing this annual report (the "Evaluation Date"); and

          (c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

        (5)  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          (a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarizes and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        (6)  The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: April 29, 2003

/s/ DOUG JANZEN Doug Janzen Chief Financial Officer

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

Vancouver, Canada, February 8, 2002 (except as to notes 19[a] and 19[c] which are as of March 8, 2002 and note 19[e] which is as of March 28, 2002).	Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 8, 2002 (except as to notes 19[a] and 19[c] which are as of March 8, 2002 and note 19[e] which is as of March 28, 2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada, February 8, 2002.	Chartered Accountants

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1—Nature of Operations and Basis of Presentation]

	As at November 30
	2001 $	2000 $
	(expressed in Canadian dollars)
		[restated— see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]	1,381,750	3,247,479
Short-term investments [notes 5, 9 and 10]	2,801,830	6,971,661
Amounts receivable and other [notes 6 and 15]	247,211	390,912

Total current assets	4,430,791	10,610,052
Capital assets [note 7]	302,583	452,970
Other assets [note 8]	1,536,249	2,009,018

	6,269,623	13,072,040

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 15]	907,700	999,702
Current portion of capital lease obligations	—	41,145
Current portion of long-term debt [note 10]	—	50,161

Total current liabilities	907,700	1,091,008
Deferred revenue	1,348,374	1,499,598

Total liabilities	2,256,074	2,590,606

Commitments [note 12]
Shareholders' equity
Share capital [note 11]	32,251,393	32,235,393
Special warrants [note 11[c]]	966,000	—
Contributed surplus [note 11[f]]	1,192,266	1,056,266
Deficit	(30,396,110)	(22,810,225)

Total shareholders' equity	4,013,549	10,481,434

	6,269,623	13,072,040

On behalf of the Board:

/s/ ROBERT W. RIEDER Robert W. Rieder, Director	/s/ MICHAEL WALKER Michael Walker, Director

See accompanying notes

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[See Note 1—Nature of Operations and Basis of Presentation]

	Years ended November 30
	2001 $	2000 $	1999 $
	(expressed in Canadian dollars)
		[restated— see notes 3[b] and 3[c]]	[restated— see note 3[c]]
REVENUE
Research collaborative, licensing and option fees [notes 3[b] and 13]	197,028	92,095	482,876
Grant income	88,137	135,363	45,810
Interest and other income	347,078	495,894	258,395

	632,243	723,352	787,081

EXPENSES [note 15]
Research and development [note 18]	5,498,838	4,732,656	3,585,593
General and administration [note 18]	1,741,193	1,569,044	997,890
Amortization	550,097	917,288	654,918

	7,790,128	7,218,988	5,238,401

Loss for the year	(7,157,885)	(6,495,636)	(4,451,320)
Deficit, beginning of year	(22,810,225)	(16,314,589)	(11,863,269)
Adjustment for future income taxes [note 3[a]]	(428,000)	—	—

Deficit, end of year	(30,396,110)	(22,810,225)	(16,314,589)

Net loss per common share [notes 3[c] and 11[h]]	(0.69)	(0.69)	(0.66)

Weighted average number of common shares outstanding [notes 3[c] and 11[h]]	10,304,579	9,359,210	6,707,933

See accompanying notes

Cardiome Pharma Corp.

(formerly Nortran Pharmaceuticals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

[See Note 1—Nature of Operations and Basis of Presentation]

	Years ended November 30
	2001 $	2000 $	1999 $
	(expressed in Canadian dollars)
	[Restated — see note 3[b]]
OPERATING ACTIVITIES
Loss for the year	(7,157,885)	(6,495,636)	(4,451,320)
Add items not affecting cash:
Amortization	550,097	917,288	654,918
Stock-based compensation	136,000	16,000	—
Changes in non-cash working capital items relating to operations:
Amounts receivable and other	143,701	(132,396)	18,744
Accounts payable and accrued liabilities	(214,156)	253,458	227,062
Deferred revenue	(151,224)	1,499,598	—

Cash used in operating activities	(6,693,467)	(3,941,688)	(3,550,596)

FINANCING ACTIVITIES
Issuance of share capital	—	8,009,619	5,412,353
Issuance of special warrants	966,000	—	—
Payment on obligations under capital leases	(41,145)	(60,602)	(71,221)
Repayment of long-term debt	(50,161)	(68,829)	(61,830)

Cash provided by financing activities	874,694	7,880,188	5,279,302

INVESTING ACTIVITIES
Purchase of capital assets	(74,776)	(179,085)	(60,190)
Patent costs capitalized	(125,090)	(324,445)	(168,160)
Purchase of short-term investments	(8,675,780)	(10,980,385)	(2,767,926)
Sale of short-term investments	12,845,611	6,583,891	1,557,009
Increase in deferred acquisition costs	(16,921)	—	—

Cash provided by (used in) investing activities	3,953,044	(4,900,024)	(1,439,267)

Increase (decrease) in cash and cash equivalents during the year	(1,865,729)	(961,524)	289,439
Cash and cash equivalents, beginning of year	3,247,479	4,209,003	3,919,564

Cash and cash equivalents, end of year	1,381,750	3,247,479	4,209,003

Supplemental cash flow information:
Interest paid	5,369	15,850	27,704

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

Short-term investments

        The Company considers all highly liquid financial instruments with an original maturity greater than 90 days but less than one year to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

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

Revenue

        Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees related to the right to license and test the Company's compounds are recognized as revenue over the term of the option arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestones are recognized upon the achievement of the specified milestones. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license if, for a fixed term, otherwise over the projected underlying product development period of ten years.

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

        During the year ended November 30, 2001, the change resulted in an increase in research collaborative, licensing, and option fees and a decrease in the net loss of $151,224 from $7,309,109 that would have been reported had the change not been made. This change has been applied retroactively and prior periods have been restated with the following effect:

	As originally reported Years ended November 30,			As restated Years ended November 30,
	2001 $	2000 $	1999 $	2001 $	2000 $	1999 $
Research collaborative, licensing and option fees	197,028	2,081,046	482,876	197,028	92,095	482,876
Loss for the year	(7,157,885)	(4,496,038)	(4,451,320)	(7,157,885)	(6,495,636)	(4,451,320)
Net loss per common share [note 3[c]]	(0.69)	(0.48)	(0.63)	(0.69)	(0.69)	(0.66)
Deferred revenue	1,348,374	—	—	1,348,374	1,499,598	—
Deficit	(30,396,110)	(20,810,627)	(16,314,589)	(30,396,110)	(22,810,225)	(16,314,589)

[c] Loss per common share

        Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude escrowed shares [note 11[f]] from the weighted average number of common shares outstanding in the calculation of loss per common share. For the year ended November 30, 2001, the change resulted in an increase in the loss per common share of $nil [2000—$nil; 1999—$0.03] to $0.69 [2000—$0.69; 1999—$0.66] from $0.69 [2000—$0.69; 1999—$0.63] that would have been reported had the change not been made.

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

5.    CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

        Cash equivalents include approximately $1,094,000 [2000—$2,914,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.64% at November 30, 2001 [2000—6.02%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil [November 30, 2000—$1,216,560 (US$792,031)].

        Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.23% at November 30, 2001 [2000—5.76%] and maturities to April 2002 [2000—July 2001].

6.    AMOUNTS RECEIVABLE AND OTHER

	2001 $	2000 $
Prepaid expenses	147,681	137,287
Interest and other receivables	99,530	253,625

	247,211	390,912

7.    CAPITAL ASSETS

	Cost $	Accumulated amortization $	Net book value $
2001
Laboratory equipment	728,194	509,386	218,808
Computer equipment	369,468	360,322	9,146
Office equipment	109,242	67,848	41,394
Leasehold improvements	29,255	7,765	21,490
Web-site development costs	13,640	1,895	11,745

	1,249,799	947,216	302,583

2000
Laboratory equipment	583,238	310,588	272,650
Computer equipment	347,998	299,304	48,694
Office equipment	98,451	46,585	51,866
Leasehold improvements	10,093	2,021	8,072
Equipment under capital lease	135,243	63,555	71,688

	1,175,023	722,053	452,970

8.    OTHER ASSETS

	Cost $	Accumulated amortization $	Net book value $
2001
Technology	2,968,193	2,190,015	778,178
License	105,208	52,603	52,605
Patents	1,121,198	570,807	550,391
Deferred acquisition costs [note 19[a]]	155,075	—	155,075

Total	4,349,674	2,813,425	1,536,249

2000
Technology	3,396,193	1,953,115	1,443,078
License	105,208	42,082	63,126
Patents	996,108	493,294	502,814

Total	4,497,509	2,488,491	2,009,018

        During the year ended November 30, 2001, the Company recorded additional amortization expense of approximately $nil [2000—$287,000; 1999—$nil] with respect to patents no longer directly related to the Company's current focus.

9.    CREDIT FACILITY

        At November 30, 2001, the Company has available an operating line of credit of $30,000 [2000—$100,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [2000—$100,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2001 and 2000, there was no outstanding balance drawn on this credit facility.

10.  LONG-TERM DEBT

	2001 $	2000 $
Promissory note with interest rate of 10.77% per annum, repaid in blended monthly instalments of $6,468 per month	—	50,161
Less: current portion	—	(50,161)

	—	—

        As collateral, the Company assigned short-term investments with a maturity value of $100,000 to the lender, which were released as collateral in November 2001.

        Interest expense during the year ended November 30, 2001 amounted to $1,583 [2000—$8,788; 1999—$15,786].

11.  SHARE CAPITAL

[a]    Authorized

        200,000,000 common shares without par value

[b]    Issued

	Number of common shares #	Amount $
Balance, November 30, 1998	6,918,325	19,951,850
Issued for cash upon exercise of options	1,250	5,000
Issued for cash upon exercise of warrants [v] and [vi]	234,750	845,100
Issued for cash pursuant to private placements, net of issuance costs [iv]	1,821,411	4,480,090

Balance, November 30, 1999	8,975,736	25,282,040
Issued for cash upon exercise of options	44,500	151,190
Issued for cash upon exercise of warrants [iv]	182,141	509,995
Issued for cash pursuant to private placements, net of issuance costs [ii] and [iii]	1,476,585	7,348,434
Return of escrow shares [note 11[f]]	(375,000)	(1,056,266)

Balance, November 30, 2000	10,303,962	32,235,393
Issued pursuant to a technology assignment agreement [i]	5,000	16,000

Balance, November 30, 2001	10,308,962	32,251,393

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

[d]    Stock options

        In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 1,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2001, 180,000 options vest upon the achievement of certain milestones [November 30, 2000—55,000]. At November 30, 2001, the Company has 420,313 [November 30, 2000—85,950] common shares available for future issuance under the 2001 Plan.

        At November 30, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

Number of common shares
under option #	currently exercisable #	Exercise price $	Date of expiry
37,500	37,500	2.80	April 2, 2002
72,500	72,500	5.60	April 2, 2002
10,000	10,000	5.68	April 20, 2002
20,000	20,000	5.00	May 29, 2002
5,000	2,500	2.92	July 31, 2002
25,000	25,000	2.44	October 31, 2002
150,000	120,000	5.96	March 17, 2003
15,000	15,000	4.40	February 8, 2004
57,500	55,000	6.32	June 11, 2004
66,250	66,250	4.20	October 15, 2004
12,500	12,500	2.44	October 31, 2004
7,500	7,500	5.04	January 10, 2005
12,500	5,000	4.20	February 24, 2005
13,750	13,750	7.24	March 29, 2005
15,000	12,500	2.44	October 31, 2005
12,500	5,000	4.20	February 13, 2006
117,188	72,188	5.08	May 24, 2006
60,000	60,000	3.00	August 21, 2006
66,250	33,875	5.52	September 12, 2006
18,750	5,000	6.20	September 17, 2006
9,375	—	2.60	December 18, 2006
187,500	62,500	2.92	January 29, 2007
7,500	—	3.52	May 27, 2007
18,750	—	3.00	August 21, 2007
61,875	12,500	2.80	November 26, 2007

1,079,688	726,063

        Stock options outstanding at November 30, 2001, are summarized as follows:

	Number of common shares under option #	Weighted average exercise price $
Balance, November 30, 1998	591,825	5.24
Options granted	120,000	3.68
Options exercised	(1,250)	4.00
Options forfeited	(39,825)	4.84

Balance, November 30, 1999	670,750	5.00
Options granted	318,438	5.24
Options exercised	(44,500)	3.40
Options forfeited	(25,000)	5.20

Balance, November 30, 2000	919,688	5.16
Options granted	391,250	2.92
Options forfeited	(221,250)	5.08
Options cancelled [i]	(10,000)	4.92

Balance, November 30, 2001	1,079,688	4.37

[i]
On August 22, 2001, pursuant to the adoption of a new director's compensation package, the Company cancelled 10,000 stock options with an exercise price of $4.20 previously granted to a director and granted 7,500 new stock options with an exercise price of $3.00.

[e]    Common share purchase warrants

        At November 30, 2001, common share purchase warrants were outstanding as follows:

Number of common shares issuable #		Exercise price $	Date of expiry
693,650		6.40	April 14, 2002
44,643		6.40	June 5, 2002
187,500		[i]	[i]
16,691	[note 11[c]]	2.40	October 10, 2003
229,292	[note 11[c]]	3.20	October 10, 2003

1,171,776

[i]
see note 12[d].

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

[h]    Loss per common share

	2001 $	2000 $	1999 $
Numerator
Loss for the year	(7,157,885)	(6,495,636)	(4,451,320)

Denominator
Weighted average number of common shares outstanding	10,304,579	9,445,511	7,082,933
Escrowed shares	—	(86,301)	(375,000)

	10,304,579	9,359,210	6,707,933

Loss per common share	(0.69)	(0.69)	(0.66)

12.  COMMITMENTS

[a]    Operating leases

        The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately $80,000.

        Rent expense for the year ended November 30, 2001 amounted to $256,020 [2000—$256,285; 1999—$141,717].

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

Number of options #	Exercise price US$	Date of expiry
75,000	2.40	February 9, 2004 [i]
25,000	4.80	February 9, 2004 [i]
25,000	8.00	February 9, 2004 [i] and [ii]
37,500	2.40	February 9, 2007 [iii]
12,500	4.80	February 9, 2007 [iii]
12,500	8.00	February 9, 2007 [ii] and [iii]

187,500

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

13.  COLLABORATIVE AGREEMENTS

        On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which $nil was collected during the year ended November 30, 2001 [2000—US$1,000,000], and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent [see note 19[e]].

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

14.  INCOME TAXES

        At November 30, 2001, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

	Investment tax credits $	Non-capital losses $
2002	—	332,000
2003	—	545,000
2004	4,000	1,530,000
2005	62,000	2,830,000
2006	111,000	2,549,000
2007	261,000	2,482,000
2008	520,000	3,998,000
2009	402,000	—
2010	558,000	—
2011	745,000	—

	2,663,000	14,266,000

        Significant components of the Company's future tax assets and liabilities are shown below:

	November 30, 2001 $	December 1, 2000 $
Future tax assets:
Tax loss carryforwards	5,081,900	3,725,000
Research and development deductions and credits	5,485,900	2,472,400
Tax values of depreciable assets in excess of accounting values	649,400	525,700
Revenue unearned for accounting purposes	480,300	710,000
Share issue costs	328,200	406,600
Other items	2,600	63,600

Total future tax assets	12,028,300	7,903,300
Valuation allowance	(11,647,100)	(7,475,300)

Total future tax assets	381,200	428,000

Future tax liabilities:
Accounting value of technology in excess of tax value	(381,200)	(428,000)

Total future tax liabilities	(381,200)	(428,000)

Net future tax assets	—	—

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

        The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 44.62% [2000—45.62%; 1999—45.62%] statutory tax rate, is:

	Liability method	Deferral method Years ended November 30,
	2001 $	2000 $	1999 $
Tax provision at combined statutory income tax rate	(3,193,900)	(2,963,300)	(2,030,700)
Occurrence of losses and deferred tax credits for which no tax benefit has been recorded	1,784,000	1,360,300	1,162,800
Amortization in excess of capital cost allowance for tax	245,500	418,500	617,000
Research and development expenses not deducted for tax purposes	1,383,100	690,700	619,400
Share issue costs	(158,300)	(196,500)	(112,500)
Utilization of losses not previously booked	—	—	(366,700)
Revenue unearned for accounting purposes [note 3[b]]	(67,400)	684,100	—
Other	7,000	6,200	110,700

	—	—	—

15.  RELATED PARTY TRANSACTIONS

        The Company has incurred expenses for services provided to related parties as follows:

	2001 $	2000 $	1999 $
Companies with a common director for:
—contract research services	16,838	30,539	163,954
—administrative consulting services	—	—	6,500
Directors for:
—research consulting services	113,732	104,901	37,761
—administrative consulting services	16,500	30,700	3,500

        All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

        Included in amounts receivable at November 30, 2001 is $1,500 [November 30, 2000—$nil] due from a company with a common director.

        Included in accounts payable and accrued liabilities at November 30, 2001 is $84,709 [2000—$18,276] owing to directors and/or companies with a common director.

16.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

  [a]
  As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $325,280 [2000—$428,000] difference in technology and deficit under U.S. GAAP.

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

  [c]
  For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [2000—$4,100; 1999—$nil].

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

  [d]
  Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended November 30, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.99 [2000—0.96; 1999—0.83], risk-free interest rate 5.0% [2000—6.5%; 1999—5.7%] and expected average option life of 4.5 years [2000—4.8; 1999—3.7]. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $15,000 [2000—$121,000, 1999—$18,000] in respect of options granted to non-employees in future periods.

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

        The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

	Years ended November 30
	2001 $	2000 $	1999 $
Loss for year, Canadian GAAP	(7,157,885)	(6,495,636)	(4,451,320)
Adjustment to eliminate retroactive change in accounting policy [note 16[f]]	—	1,499,598	—
Amortization of other assets [note 16[a]]	(102,720)	—	—
Adjustment for stock-based compensation
—employees	(44,100)	(28,400)	—
—non-employees	(35,000)	(179,500)	(51,000)

Loss for the year, U.S. GAAP before cumulative effect of change in accounting policy	(7,339,705)	(5,203,938)	(4,502,320)
Cumulative effect of change in accounting policy [note 16[f]]	(1,499,598)	—	—

Loss for the year, U.S. GAAP	(8,839,303)	(5,203,938)	(4,502,320)
Reclassification adjustment for unrealized gains on short-term investments	(117,662)	—	—
Unrealized gains on investments	29,591	117,662	—

Comprehensive loss for the year, U.S. GAAP	(8,927,374)	(5,086,276)	(4,502,320)

Loss for the year, U.S. GAAP	(8,839,303)	(5,203,938)	(4,502,320)

Weighted average number of common shares outstanding, U.S. GAAP	10,304,579	9,359,210	6,707,933

Loss per common share, U.S. GAAP:
Before change in accounting policy	(0.71)	(0.56)	(0.67)
Change in accounting policy	(0.15)	—	—

Loss per common share, U.S. GAAP	(0.86)	(0.56)	(0.67)

Balance sheets

        Material variations in balance sheet accounts under U.S. GAAP are as follows:

	2001 $	2000 $
Cash and cash equivalents[e]	1,385,101	3,256,629
Short-term investments[e]	2,828,070	7,080,173
Other assets[a]	1,861,529	2,009,018
Deferred revenue[f]	1,348,374	—
Share capital[b]	30,966,393	30,950,393
Accumulated other comprehensive income[e]	29,591	117,662
Contributed surplus[b, c, d]	3,311,516	3,096,416
Deficit[a, f]	(30,905,080)	(22,065,777)

17.  SEGMENTED INFORMATION

        The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended

November 30, 2001, 92% and 8% of research collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [November 30, 2000—75% from one collaborator in Sweden; November 30, 1999—95% from one collaborator in Switzerland].

18.  RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES

        [a]  Research and development expenses comprise:

	2001 $	2000 $	1999 $
Consulting and other	1,135,011	748,349	457,676
Lab supplies and operating facility	846,949	873,720	626,321
Salaries and benefits	1,430,766	1,313,371	1,211,697
Research and development agreements	2,086,112	1,797,216	1,289,899

	5,498,838	4,732,656	3,585,593

        [b]  General and administrative expenses comprise:

	2001 $	2000 $	1999 $
Consulting and professional fees	538,630	314,562	191,509
Office and miscellaneous	530,827	668,414	317,197
Salaries and benefits	577,117	478,181	406,796
Travel and other	94,619	107,887	82,388

	1,741,193	1,569,044	997,890

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

  [e]
  On March 28, 2002 the Company announced that it had received notice from AstraZeneca that AstraZeneca does not intend to proceed with clinical development of the Company's RSD1122 compound and accordingly will terminate the license agreement [see note 13].

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

        We conducted our audit in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations and its cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001 in accordance with generally accepted accounting principles in the United States.

Vancouver, Canada, December 21, 2001.	Chartered Accountants

Comments by Auditor on Canada-United States Reporting Difference

        United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the Board of Directors dated December 21, 2001 is expressed in accordance with Canadian standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada, December 21, 2001.	Chartered Accountants

Paralex, Inc.
(a development stage enterprise)

BALANCE SHEET
[See Note 1—Nature of Operations and Basis of Presentation]

As at November 30 2001 $
(expressed in U.S. dollars)
ASSETS
Current
Cash	23,042

Total current assets	23,042

Other assets [note 4]	354,148

377,190

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Accounts payable and accrued liabilities	513,624

Total current liabilities	513,624

Long-term debt [note 5]	100,000
Commitments [note 7]
Shareholders' deficit [note 6]
Common shares—par value $0.001 Authorized—20,000,000 Issued and outstanding—4,000,000	4,000
Preferred shares—par value $0.001, issuable in series Authorized—5,000,000 Issued and outstanding—nil	—
Deficit	(240,434)

Total shareholders' deficit	(236,434)

377,190

On behalf of the Board:
	"Mark C. Rogers" Director	"Fred H. Mermelstein" Director

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

STATEMENT OF LOSS AND COMPREHENSIVE LOSS
[See Note 1—Nature of Operations and Basis of Presentation]

For the period from January 26, 2001 (date of incorporation) to November 30, 2001 $
(expressed in U.S. dollars)
EXPENSES
General and administrative [note 5]	233,982
Amortization	6,452

Net loss and comprehensive loss for the period	240,434

Loss per common share—basic and dilutive	0.06

Weighted average number of common shares outstanding	3,710,000

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

STATEMENT OF SHAREHOLDERS' DEFICIT
[See Note 1—Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001

(expressed in U.S. dollars)

	Common shares
			Deficit $	Total $
	#	$
Balance, January 26, 2001	—	—	—	—
Shares issued for cash [note 6]	3,400,000	3,400	—	3,400
Shares issued for license [note 6]	600,000	600	—	600
Net loss for the period	—	—	(240,434)	(240,434)

Balance, November 30, 2001	4,000,000	4,000	(240,434)	(236,434)

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

STATEMENT OF CASH FLOWS
[See Note 1—Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001

$
(expressed in U.S. dollars)
OPERATING ACTIVITIES
Net loss for the period	(240,434)
Adjustments for non-cash items:
Amortization	6,452
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	203,624

Cash used in operating activities	(30,358)

INVESTING ACTIVITIES
Increase in intangible assets	(50,000)

Cash used in investing activities	(50,000)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	3,400
Proceeds from long-term debt	100,000

Cash provided by financing activities	103,400

Increase in cash, during the period	23,042
Cash, beginning of period	—

Cash, end of period	23,042

Supplemental cash flow information:
Interest paid	1,468
Common shares issued for intangible assets	600

See accompanying notes

Paralex, Inc.
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS

November 30,2001

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

        The Company's financial statements for the period from January 26, 2001 (date of incorporation) to November 30, 2001 have been prepared in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company incurred a net loss of $240,434 for the period from January 26, 2001 (date of incorporation) to November 30, 2001 and has a working capital deficiency of $490,582 and accumulated deficit of $240,434 as at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has financed its cash requirements primarily from share issuances and long-term debt. The ability of the Company to continue as a going concern is dependent upon successfully bringing its technologies to the market, achieving future profitable operations and obtaining sources of financing to sustain its operations. The Company is in the process of negotiating the sale of all of its outstanding shares to a Canadian public company [note 9[i]]. The outcome of these matters cannot be predicted at this time. No assurances can be given that adequate financing or financing on acceptable terms can be obtained in the future or that the pending sale will be completed. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not include any adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

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

4. OTHER ASSETS

	Cost $	Accumulated amortization $	Net book value $
2001
Licenses	360,600	6,452	354,148

Total	360,600	6,452	354,148

5. LONG-TERM DEBT

2001 $
Bank of America revolving credit facility bearing interest at a fixed rate of 4.40% per annum, repayable on December 20, 2002, interest payable monthly	100,000

100,000

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

 PARALEX, INC.
(a development stage enterprise)

BALANCE SHEETS

(unaudited—expressed in U.S. Dollars)

	As at
	February 28, 2002	November 30, 2001
	(Unaudited)	(Audited)
ASSETS
Current
Cash	$35,201	$23,042
Intangible assets, net of accumulated amortization of $15,467; November 30, 2001—$6,452	345,133	354,148

	$380,334	$377,190

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT
Accounts payable and accrued liabilities	$210,351	$513,624
Long-term debt (Note 3)	490,000	100,000

Total Liabilities	700,351	613,624

Shareholders' deficit (Note 4)
Common shares—par value $0.001
Authorized—20,000,000 Issued and outstanding—4,000,000	4,000	4,000
Preferred shares—par value $0.001, issuable in series
Authorized—5,000,000 Issued and outstanding—nil
Deficit	(324,017)	(240,434)

	(320,017)	(236,434)

	$380,334	$377,190

On behalf of the Board:

/s/ Mark C. Rogers Mark C. Rogers, Director	/s/ Fred H. Mermelstein Fred H. Mermelstein, Director

See accompanying notes

 PARALEX, INC.
(a development stage enterprise)

STATEMENTS OF LOSS AND DEFICIT

(unaudited—expressed in U.S. Dollars)

	Three months ended February 28, 2002	Period from incorporation on January 26, 2001 to February 28, 2001	Period from incorporation on January 26, 2001 to February 28, 2002
Expenses
Research and development	$25,000	$—		$25,000
General and administrative	49,568	4,140		283,550
Amortization	9,015	—		15,467

	83,583	4,140		324,017

Net and comprehensive loss for the period	83,583	4,140		324,017
Deficit, beginning of period	240,434	—		—

Deficit, end of period	$324,017	$4,140		$324,017

Basic and diluted net loss per common share	$0.02	$—	$

Weighted average number of outstanding shares	4,000,000	2,470,588

See accompanying notes

 PARALEX, INC.

(a development stage enterprise)

STATEMENT OF SHAREHOLDERS' DEFICIT

For the period from January 26, 2001
(date of incorporation) to February 28, 2002

	Common shares
			Deficit $	Total $
	#	$
	(unaudited—expressed in U.S. dollars)
Balance, January 26, 2001	—	—	—	—
Shares issued for cash [note 4]	3,400,000	3,400	—	3,400
Shares issued for license [note 4]	600,000	600	—	600
Net loss for the period	—	—	(324,017)	(324,017)

Balance, February 28, 2002 and November 30, 2001	4,000,000	4,000	(324,017)	(320,017)

See accompanying notes

 PARALEX, INC.

(a development stage enterprise)

STATEMENTS OF CASH FLOWS

	Three months ended February 28, 2002	Period from incorporation on January 26, 2001 to February 28, 2001	Period from incorporation on January 26, 2001 to February 28, 2002
	(unaudited—expressed in U.S. Dollars)
Operating Activities
Loss for the period	$(83,583)	$(4,140)	(324,017)
Add item not affecting cash
Amortization	9,015	—	15,467

	(74,568)	(4,140)	(308,550)
Changes in non-cash working capital components
Accounts payable and accrued liabilities	(303,273)	4,140	210,351

Cash used in operating activities	(377,841)	—	(98,199)

Financing Activities
Proceeds from issuance of common shares	—	3,000	3,400
Proceeds from long-term debt	390,000	—	490,000

Cash provided by financing activities	390,000	3,000	493,400

Investing activities
Increase in intangible assets	—	—	(360,000)

Cash used in investing activities	—	—	(360,000)

Increase in cash during the period	12,159	3,000	35,201
Cash and cash equivalents, beginning of period	23,042	—	—

Cash and cash equivalents, end of period	$35,201	$3,000	$35,201

Supplemental information
Interest paid	2,743	—	4,211
Common shares issued for intangible assets	—	—	600

See accompanying notes

 PARALEX, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited—expressed in U.S. Dollars)

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

        The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information consistent with the Company's most recent annual audited financial statements for the period ended November 30, 2001. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited financial statements of the Company.

        In the opinion of management, all material adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim financial results are not necessarily indicative of financial results for the full year.

        The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of financial support from its parent company, equity financing, and payments from potential strategic partners.

2. NET LOSS PER COMMON SHARE

        Basic loss per common share has been computed by dividing net loss by the weighted average number of common shares outstanding during the period. There are no anti-dilutive securities, therefore basic and diluted loss per common share are the same.

3. LONG-TERM DEBT

	February 28, 2002 $	November 30, 2001 $
Bank of America revolving credit facility bearing interest at a fixed rate of 4.40% per annum, repayable on January 20, 2003, interest payable monthly	490,000	100,000

	490,000	100,000

        Interest expense for the three months ended February 28, 2002 amounted to $2,743 (2001—$nil; for the period from incorporation to February 28, 2002—$4,211).

        On November 1, 2001, the Company entered into a loan agreement whereby the available balance under the revolving credit facility was increased from $100,000 to $210,000 at a fixed interest of 4.40% per annum. The maturity date of the loan was extended from July 20, 2002 to December 20, 2002.

        On January 30, 2002, the Company entered into another loan agreement whereby the available balance under the revolving credit facility was increased from $210,000 to $490,000 at a fixed interest of

4.40% per annum. The maturity date of the loan was also extended from December 20, 2002 to January 20, 2003.

        In accordance with the loan agreement, any change in ownership of 25% or more of the Company's common stock constitutes a default of the loan agreement, whereby all amounts outstanding will be payable immediately.

        The loan is personally guaranteed by one of the Company's executive officers.

4. SHARE CAPITAL

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

5. SUBSEQUENT EVENT

        On March 8, 2002, pursuant to an acquisition agreement, Cardiome Pharma Corp. ("Cardiome"), a Canadian public company, acquired all of the outstanding shares of the Company in exchange for 8,203,396 common shares of Cardiome.

 Pro Forma Consolidated Statements of Loss
Cardiome Pharma Corp.
Unaudited
(Expressed in Canadian dollars)
For the year ended November 30, 2001 and the nine months ended August 31, 2002

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

PRO FORMA CONSOLIDATED STATEMENT OF LOSS

	For the year ended November 30, 2001
	Cardiome Pharma Corp. $	Paralex, Inc. $	Pro forma adjustments $	Note	Pro forma consolidated statement of loss $
	Unaudited (expressed in Canadian dollars)
REVENUE
Research, collaborative, licensing and option fees	197,028	—	—		197,028
Grant income	88,137	—	—		88,137
Interest and other income	347,078	—	—		347,078

	632,243	—	—		632,243

EXPENSES
Research and development	5,498,838	—	—		5,498,838
General and administration	1,741,193	365,577	—		2,106,770
Amortization	550,097	10,004	2,950,000	[2c]	3,510,101

	7,790,128	375,581	2,950,000		11,115,709

Loss before income taxes	(7,157,885)	(375,581)	(2,950,000)		(10,483,466)
Deferred income tax recovery	—	—	10,000	[2c]	10,000

Net loss for the period	(7,157,885)	(375,581)	(2,940,000)		(10,473,466)

Loss per common share—basic and diluted	(0.69)	(0.10)		[2b]	(0.38)
Weighted average number of common shares outstanding	10,304,579	3,710,000		[2b]	27,879,515

See accompanying notes to unaudited pro forma consolidated statements of loss

 Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

PRO FORMA CONSOLIDATED STATEMENT OF LOSS

	For the nine months ended August 31, 2002
	Cardiome Pharma Corp. $	Paralex, Inc. $	Pro forma adjustments $	Note	Pro forma consolidated statement of loss $
	Unaudited (expressed in Canadian dollars)
REVENUE
Research, collaborative, licensing and option fees	1,390,237	—	—		1,390,237
Grant income	36,000	—	—		36,000
Interest and other income	385,400	—	—		385,400

	1,811,637	—	—		1,811,637

EXPENSES
Research and development	6,583,883	39,270	—		6,623,153
General and administration	2,395,760	103,198	—		2,498,958
Amortization	1,853,116	14,161	784,000	[2c]	2,651,277

	10,832,759	156,629	784,000		11,773,388

Loss before income taxes	(9,021,122)	(156,629)	(784,000)		(9,961,751)
Deferred income tax recovery	100,000	—	—		100,000

Net loss for the period	(8,921,122)	(156,629)	(784,000)		(9,861,751)

Loss per common share—basic and diluted	(0.41)	—		[2b]	(0.35)

Weighted average number of common shares outstanding	21,983,135	—		[2b]	28,296,821

See accompanying notes to unaudited pro forma consolidated statements of loss

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

NOTES TO PRO FORMA CONSOLIDATED
STATEMENTS OF LOSS

1.    BASIS OF PRESENTATION

        On March 8, 2002, Cardiome Pharma Corp. ("Cardiome") acquired 100% of the outstanding common shares of Paralex, Inc. ("Paralex") in exchange for 8,203,396 common shares of Cardiome. The total purchase price was $28,879,787, including transaction costs of $1,316,387. One of the conditions to the acquisition agreement was the completion of an equity financing by Cardiome of at least $16,084,000. On March 8, 2002 Cardiome completed a public offering for gross proceeds of $30,908,061 resulting in the issuance of 9,309,657 common shares and warrants to acquire 930,966 common shares.

        The accompanying pro forma consolidated statements of loss have been prepared by management in accordance with Canadian generally accepted accounting principles and derived from audited financial statements of Paralex for the period from January 26, 2001 (date of incorporation) to November 30, 2001, the unaudited financial statements of Paralex for the three months ended February 28, 2002, the audited consolidated financial statements of Cardiome for the year ended November 30, 2001, and the unaudited consolidated financial statements of Cardiome for the nine months ended August 31, 2002 (which includes the operations of Paralex for the six months ended August 31, 2002). These pro-forma consolidated statements of loss are presented as if the transactions discussed above had taken place on December 1, 2000. The accounting policies used in the preparation of the pro forma consolidated statements of loss are those disclosed in Cardiome's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Paralex's financial statements with the accounting policies used by Cardiome in the preparation of its consolidated financial statements.

        The pro forma consolidated statements of loss are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma consolidated statements of loss, no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Cardiome and Paralex.

        The pro forma consolidated statements of loss should be read in conjunction with the description of the acquisition in Cardiome's Annual Report on Form 20-F/A ("Annual Report"), the audited and unaudited financial statements of Paralex, and the audited and unaudited consolidated financial statements of Cardiome, including the notes thereto, included elsewhere in the Annual Report.

        A pro forma consolidated balance sheet is not provided as the transactions are reflected in the unaudited consolidated balance sheet of Cardiome as at August 31, 2002.

2.    PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

        The audited and unaudited statements of loss of Paralex were reported in U.S. dollars. For purposes of the pro forma consolidated statement of loss for the year ended November 30, 2001, the income and expense items of Paralex were translated into Canadian dollars using the average exchange rate for the period from January 26, 2001 (date of incorporation) to November 30, 2001. For purposes of the pro forma consolidated statement of loss for the nine months ended August 31, 2002, the income and expense items of Paralex for the three months ended February 28, 2002 were translated into Canadian dollars using an average exchange rate for the period.

        The acquisition has been accounted for using the purchase method of accounting.

        The purchase price has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

$
Assets acquired:
Cash	624
Other assets	560,368
Technology	29,497,408

Total assets acquired	30,058,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Deferred tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,563,400
Transaction costs	1,316,387

Total consideration	28,879,787

        Cardiome is in the process of completing its valuation of the assets and liabilities acquired from Paralex and therefore the allocation of the purchase price on a preliminary basis. Of the net assets acquired, approximately $29.5 million has been allocated to intellectual property ("Technology") comprising licenses, know-how and pre-clinical and clinical data all relating to the use and application of a drug compound, Oxypurinol. The Technology has been capitalized because Cardiome believes Oxypurinol has alternative future use since it can be used in at least two applications: the treatment of gout and the treatment of congestive heart failure. Cardiome will continue the research and development activities with respect to the application of Oxypurinol in the treatment of gout to which Paralex holds the rights. The application of Oxypurinol for the treatment of congestive heart failure represents a future research and development program that the Company will pursue upon the completion of the acquisition. Prior to the acquisition, Paralex did not undertake any substantial research and development activities to advance this application of Oxypurinol with respect to its application to the treatment of congestive heart failure..

        The Technology will be amortized to income on a straight-line basis over ten years. Paralex's long-term debt becomes payable on demand in the event of a change in ownership of 25% or more and was repaid with the proceeds of the equity financing.

        The following adjustments have been made to reflect the transaction described above:

  [a]
  To reflect the acquisition of Paralex's net assets in exchange for common shares and related transaction costs.

  [b]
  The pro forma loss per share have been calculated based on the total weighted average number of common shares held by shareholders of Cardiome during the period and 8,203,396 common shares assumed to be issued to effect the acquisition at December 1, 2000 and 9,309,657 common shares assumed to be issued related to the equity financing on December 1, 2000.

  [c]
  To reflect the amortization of Technology and related deferred tax liability over ten years.

3.    RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares the pro forma consolidated statements of loss in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these consolidated statements of loss, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

        Pro forma consolidated statements of loss

	Nine months ended August 31, 2002 $	Year ended November 30, 2001 $
Loss for the period, Canadian GAAP	(9,861,751)	(10,473,466)
Amortization of other assets	(77,040)	(102,720)
Adjustment for stock-based compensation
—employees	(80,000)	(44,100)
—non-employees	(68,299)	(35,000)

Loss for the period, U.S. GAAP before cumulative effect of change in accounting policy	(10,087,090)	(10,655,286)
Cumulative effect of change in accounting policy	—	(1,499,598)

Loss for the period, U.S. GAAP	(10,087,090)	(12,154,884)
Reclassification adjustment for unrealized gains on short-term investments	(29,591)	(117,662)
Unrealized gains on investments	167,501	29,591

Comprehensive loss for the period, U.S. GAAP	(9,949,180)	(12,242,955)

Loss for the period, U.S. GAAP	(10,087,090)	(12,154,884)

Weighted average number of common shares outstanding, U.S. GAAP	28,296,821	27,879,515

Loss per common share, U.S. GAAP:
Before change in accounting policy	(0.36)	(0.39)
Change in accounting policy	—	(0.05)

Loss per common share, U.S. GAAP	(0.36)	(0.44)

EXHIBIT LIST

Exhibit Number	Name of Exhibit
1.1	Articles of Continuance of the Company(1)
1.2	By-Laws of the Company(2)
2.1	Form of Company's common share certificate.(3)
4.1	License agreement dated March 29, 1996 with the University of British Columbia(4)
4.2	Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.3	Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
4.4	Agreement dated October 16, 2000 with AstraZeneca(7)
4.5*	Collaborative Research and License Agreement dated November 30, 2000 with Antalium Inc.
4.6	Investment Agreement dated May 24, 2000 with FutureFund Capital (VCC) Corp.(8)
4.7	Employment Agreement dated March 19, 1998 and subsequent Amendment Agreement dated March 20, 2001 with Mr. Robert Rieder.(9)
4.8	Employment Agreement dated November 24, 1998 with Dr. Gregory Beatch.(10)
4.9*	Employment Agreement dated June 5, 2001 with Dr. Alan M. Ezrin. 4.10 2001 share option plan(11)
4.11*	Introduction Agreement dated August 10, 2001 with Paramount Capital, Inc.
4.12*	Acquisition Agreement dated December 21, 2001 with Paralex, Inc. and Cardiome, Inc.
4.13*	Agency Agreement dated February 28, 2002 with Sprott Securities Inc. and Raymond James Ltd.
4.14*	License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and The Johns Hopkins University.
4.15*	License agreement dated December 19, 2001 between Paralex and ILEX Oncology, Inc.
4.16*	Agreement dated May 2001 and dated as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc.
4.17	Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant)(12)
4.18	Form of warrant dated March 8, 2002 (included in Exhibit 4.17).(13)
4.19	Warrant dated March 8, 2002 issued to Paramount Capital, Inc.(14)
4.20*	Warrant dated March 8, 2002 issued to Sprott Securities Inc.
4.21*	Warrant dated March 8, 2002 issued to Raymond James Ltd.
4.22	Form of Subscription Agreement(15)
4.23	Registration Rights Agreement dated March 8, 2002(16)
8.1*	Subsidiaries of Company
10.1**	Consent of Ernst & Young LLP, Independent Chartered Accountants
99.1**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Notes:

*
Filed as an exhibit to our Form 20-F for the year ended November 30, 2001 dated April 26, 2002 and filed on April 26, 2002 (which Form 20-F is being amended by this Form 20-F/A).

**
Filed herewith.

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

QuickLinks

TABLE OF CONTENTS
CARDIOME PHARMA CORP.
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
CARDIOME CONSOLIDATED FINANCIAL DATA
Summary Pro Forma Financial Information
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. RESERVED
  ITEM 16. RESERVED
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURES
CERTIFICATIONS
AUDITORS' REPORT
Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference
Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) Incorporated under the laws of British Columbia CONSOLIDATED BALANCE SHEETS [See Note 1—Nature of Operations and Basis of Presentation]
Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT [See Note 1—Nature of Operations and Basis of Presentation]
Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) CONSOLIDATED STATEMENTS OF CASH FLOWS [See Note 1—Nature of Operations and Basis of Presentation]
Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS November 30, 2001 (expressed in Canadian dollars)
Financial Statements
Paralex, Inc. (a development stage enterprise) (Expressed in U.S. dollars) November 30, 2001
AUDITORS' REPORT
Paralex, Inc. (a development stage enterprise) BALANCE SHEET [See Note 1—Nature of Operations and Basis of Presentation]
Paralex, Inc. (a development stage enterprise) STATEMENT OF LOSS AND COMPREHENSIVE LOSS [See Note 1—Nature of Operations and Basis of Presentation]
Paralex, Inc. (a development stage enterprise) STATEMENT OF SHAREHOLDERS' DEFICIT [See Note 1—Nature of Operations and Basis of Presentation] For the period from January 26, 2001 (date of incorporation) to November 30, 2001 (expressed in U.S. dollars)
Paralex, Inc. (a development stage enterprise) STATEMENT OF CASH FLOWS [See Note 1—Nature of Operations and Basis of Presentation]
Paralex, Inc. (a development stage enterprise) NOTES TO FINANCIAL STATEMENTS November 30,2001 (expressed in U.S. dollars)
PARALEX, INC. (a development stage enterprise) BALANCE SHEETS (unaudited—expressed in U.S. Dollars)
PARALEX, INC. (a development stage enterprise) STATEMENTS OF LOSS AND DEFICIT (unaudited—expressed in U.S. Dollars)
PARALEX, INC. (a development stage enterprise) STATEMENT OF SHAREHOLDERS' DEFICIT
PARALEX, INC. (a development stage enterprise) STATEMENTS OF CASH FLOWS
PARALEX, INC. NOTES TO FINANCIAL STATEMENTS (unaudited—expressed in U.S. Dollars)
Pro Forma Consolidated Statements of Loss Cardiome Pharma Corp. Unaudited (Expressed in Canadian dollars) For the year ended November 30, 2001 and the nine months ended August 31, 2002
Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.)
PRO FORMA CONSOLIDATED STATEMENT OF LOSS
Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.)
PRO FORMA CONSOLIDATED STATEMENT OF LOSS
Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Corp.) NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF LOSS
EXHIBIT LIST