Form 20-F
period 2002-11-30
CARDIOME PHARMA CORP
filed 2003-05-08
CIK 1036141

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2002
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

        28,308,098 Common Shares as of November 30, 2002 (after giving effect to a four-to-one reverse stock split completed March 8, 2002)

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

        Some of the statements in this Annual Report on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to (1) future revenues, expenses and profitability, (2) the future development and expected growth of the Company's business and the biotech industry, (3) the Company's ability to successfully execute its business model and business strategy, (4) projected capital expenditures, and (5) trends in government regulation.

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

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume and no other person assumes responsibility for the accuracy and completeness of these statements. We do not promise to update forward-looking information to reflect actual results or changes in assumptions.

CARDIOME PHARMA CORP.

        The information set forth in this Annual Report on Form 20-F is as of March 31, 2003 unless another date is indicated.     All references to dollars ($) in this document are expressed in Canadian funds, unless otherwise indicated. On April 29, 2003, the exchange rate for conversion of Canadian dollars into U.S. dollars was Cdn.$1.00 = U.S.$0.6916 based upon the Federal Reserve Bank of New York noon buying rate. All references to number of shares and similar information gives effect to a four-to-one share consolidation (reverse stock split) we completed on March 8, 2002. As used in this Annual Report, unless the context otherwise indicates, the terms "we," "us," "our," and similar terms, as well as references to "Cardiome" or the "Company" mean Cardiome Pharma Corp.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        N/A.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        N/A.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

        The following selected consolidated financial data has been derived from, should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conforms to United States generally accepted accounting principles ("U.S. GAAP") except as disclosed in Note 16 to the consolidated financial statements included herein. This financial data should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Item 5. Operating and Financial Review and Prospects".

        The exchange rate for conversion to US dollars is detailed below in this Item 3, under the heading "Currency Exchange Rates".

Cardiome Consolidated Financial Data

	Years Ended November 30,
	2002	2001	2000	1999	1998
OPERATING DATA
Revenue
Research collaborative, licensing and option fees	$1,768,409	$197,028	$92,095	$482,876	$228,767
Grant income	37,000	88,137	135,363	45,810	4,234

Total Revenue	1,805,409	285,165	227,458	528,686	233,001
OPERATING LOSS	$(14,762,540)	$(7,504,963)	$(6,991,530)	$(4,709,715)	$(5,488,705)

LOSS, Canadian GAAP	$(14,029,706)	$(7,157,885)	$(6,495,636)	$(4,451,320)	$(5,168,419)
Basic and Diluted Loss per common share, CDN GAAP	$(0.60)	$(0.69)	$(0.69)	$(0.66)	$(0.82)
Weighted average number of outstanding common shares, CDN GAAP	23,560,044	10,304,579	9,359,210	6,707,933	6,320,169

LOSS, Canadian GAAP	$(14,029,706)	$(7,157,885)	$(6,495,636)	$(4,451,320)	$(5,168,419)
Adjustment to eliminate retroactive change in accounting policy	—	—	1,499,598	—	—
Adjustment for stock-based compensation	(86,799)	(79,100)	(207,900)	(51,000)	(129,000)
Amortization of other assets	(102,720)	(102,720)	—	—	—

LOSS, U.S. GAAP before cumulative effect of change in accounting policy	(14,219,225)	(7,339,705)	(5,203,938)	(4,502,320)	(5,297,419)
Cumulative effect of change in accounting policy	—	(1,499,598)	—	—	—

LOSS, U.S. GAAP	$(14,219,225)	$(8,839,303)	$(5,203,938)	$(4,502,320)	$(5,297,419)

Basic and Diluted Loss per common share, US GAAP:
Before change in accounting policy	$(0.60)	$(0.71)	$(0.56)	$(0.67)	$(0.84)
Change in accounting policy	—	(0.15)	—	—	—
Basic and Diluted Loss per common share, US GAAP	$(0.60)	$(0.86)	$(0.56)	$(0.67)	$(0.84)
Weighted average number of outstanding shares, US GAAP	23,560,044	10,304,579	9,359,210	6,707,933	6,320,169

	As at November 30,
	2002	2001	2000	1999	1998
BALANCE SHEET DATA
Total Assets:
CDN GAAP	$49,831,750	$6,269,623	$13,072,040	$9,863,730	$8,808,686
Unrealized gain on cash equivalents	2,043	3,351	9,150	—	—
Unrealized gain on short-term investments	70,466	26,240	108,512	—	—
Adjustment for future income taxes	428,000	428,000	—	—	—
Amortization of other assets	(205,440)	(102,720)	—	—	—
US GAAP	$50,126,819	$6,624,494	$13,189,702	$9,863,730	$8,808,686
Net Assets:
CDN GAAP	$45,432,548	$4,013,549	$10,481,434	$8,967,451	$8,088,581
Unrealized gain on cash equivalents	2,043	3,351	9,150	—	—
Unrealized gain on short-term investments	70,466	26,240	108,512	—	—
Adjustment for future income taxes	428,000	428,000	—	—	—
Amortization of other assets	(205,440)	(102,720)	—	—	—
Adjustment for deferred revenue	—	—	1,499,598	—	—
US GAAP	$45,727,617	$4,368,420	$12,098,694	$8,967,451	$8,088,581
Share Capital:
CDN GAAP	$88,582,098	$32,251,393	$32,235,393	$25,282,040	$19,951,850
US GAAP	$88,582,098	$32,251,393	$32,235,393	$25,282,040	$19,951,850
Number of Shares Outstanding as at year-end, CDN & US GAAP	28,308,098	10,308,962	10,303,962	8,975,736	6,918,325

        On March 8, 2002, we acquired all of the outstanding shares of Cardiome, Inc. (formerly Paralex, Inc.) in exchange for 8,203,396 of our common shares. The acquisition provides us with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. In connection with the acquisition, we completed a concurrent unit financing of approximately $30.9 million (the equivalent of approximately U.S.$19.5 million) (the "unit financing"). See "History and Development of the Company—Acquisition of Cardiome, Inc." under "Item 4. Information on the Company".

        The following summary pro forma financial information has been derived from, should be read in conjunction with, and is qualified in its entirety by, our pro forma consolidated financial statements, our consolidated financial statements and notes thereto, contained elsewhere in this Annual Report. The pro forma information reflects the effect of our acquisition of Cardiome, Inc. under Canadian GAAP. The pro forma consolidated statements of operations for the year ended November 30, 2002 give effect to the acquisition and the unit financing as though they occurred on December 1, 2001.

Summary Pro Forma Financial Information

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS DATA

Year Ended November 30, 2002
Revenue
Research collaborative, licensing and option fees	$1,768,409
Grant Income	37,000

1,805,409

Expenses
Research and development expenses	$10,186,288
General and administrative expenses	3,514,477
Amortization	3,809,846

17,510,611

Operating loss	(15,705,202)
Other income
Interest and other income	632,834

Loss before income taxes	(15,072,368)
Future income tax recovery	100,000

Net loss for the year, CDN GAAP	(14,972,368)

Net loss per common share, CDN GAAP	(0.53)
Weighted average number of outstanding shares, CDN GAAP	28,214,198

Net loss for the year, Canadian GAAP	$(14,972,368)
Adjustment for stock-based compensation	(86,799)
Amortization of other assets	(102,720)
Cumulative effect of change in accounting policy	—

Net loss for the year, US GAAP	$(15,161,887)

Basic and diluted loss per common share, US GAAP	(0.54)
Weighted average number of outstanding shares, US GAAP	28,214,198

CURRENCY EXCHANGE RATES

        In this Annual Report all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. As of April 29, 2003, the exchange rate for conversion of Canadian dollars into U.S. Dollars was Cdn$1.00 = U.S.$0.6916. The following table sets forth the high and low rates of exchange of Canadian dollars into U.S. dollars for each month during the previous six months and the average of such exchange rates during the five most recent fiscal years of the Company. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.

	Exchange Rate Canadian Dollars into U.S. Dollars
	High		Low
Month ended March 31, 2003	$0.6823		$0.6708
Month ended February 28, 2003	$0.6724		$0.6531
Month ended January 31, 2003	$0.6570		$0.6350
Month ended December 31, 2002	$0.6462		$0.6331
Month ended November 30, 2002	$0.6439		$0.6289
Month ended October 31, 2002	$0.6409		$0.6273
		Average
Fiscal year ended November 30, 2002		$0.6362
Fiscal year ended November 30, 2001		$0.6476
Fiscal year ended November 30, 2000		$0.6748
Fiscal year ended November 30, 1999		$0.6711
Fiscal year ended November 30, 1998		$0.6763

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

        Our proposed products are currently in the research and development stage and no revenues have been generated to date from product sales, nor do we expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed, as Kv1.5 is in the pre-clinical stage, RSD1235 in a preparation stage for Phase III clinical trial and oxypurinol in the treatment of congestive heart failure is in a Phase II /III clinical trial. In addition, the intellectual property rights and pre-clinical data associated with RSD1122 were returned to us from our former collaborative partner, AstraZeneca on July 4, 2002. We decided not to carry out and fund further research and development on this drug candidate at this time. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective or that we will be able to receive necessary regulatory clearances in order to commercialize them.

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

We have limited revenues, a history of significant losses and an accumulated deficit

        We have had no sales revenue to date. Although we have been involved in the pharmaceuticals industry since 1992, we have been engaged only in research and development. We have generated limited non-sales revenue and have incurred significant operating losses, including net losses of $14,029,706, $7,157,885, and $6,495,636,for the years ended November 30, 2002, 2001, and 2000 respectively. Our revenues were $1,805,409, $285,165, and $227,458 for the years ended November 30, 2002, 2001, and 2000 respectively. Since inception, our accumulated deficit is $44,425,816, as of November 30, 2002. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding

        We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. While we believe that our current capital resources, including the proceeds from outstanding warrants, will be sufficient to fund operations as currently anticipated for the next two fiscal years, we do not expect to be able to commercialize our product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital markets, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

        In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

  •
  we make faster than expected scientific progress in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

  •
  our progress with pre-clinical studies and clinical trials is delayed or we experience set backs;

  •
  we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

  •
  we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

  •
  we are required or elect to develop, acquire or license new technologies and products.

        We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. However, if our research and development activities do not show positive progress, or if capital markets conditions in general or with respect to biotechnology or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.

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

Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

        The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business discussed elsewhere herein, certain factors such as our announcements, competition by new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since 1996, after giving effect to our reverse stock split completed on March 8, 2002, our share price in the United States experienced an increase from $2.44 during our fiscal year ended November 30, 1997 to our historic high of $13.00 during our fiscal year ended November 30, 1998 and then a drop to our historic low of $1.88 during the first quarter of our fiscal year ended November 30, 2000. During the period from September 1, 2000 to December 31, 2000 alone, the price of our shares ranged from a high of $9.00 to a low of $2.00 as we announced our successful completion of a licensing agreement with AstraZeneca in October 2000 and our unsuccessful Phase II clinical results of our Cough Program, one of our previous projects, in December 2000.

It is uncertain whether any products we develop will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

        The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

        Currently, in connection with our pre-clinical development activities for Kv1.5, our preparation for a Phase III clinical trial for RSD1235, our Phase II/III clinical trial for oxypurinol in the treatment of congestive heart failure, and if we plan to submit a new drug application for oxypurinol in the treatment of gout, we are required to adhere to guidelines established by the Food and Drug Administration and the Therapeutic Products Directorate. These agencies and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years and require the expenditure of substantial resources.

        In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates or fail to obtain the regulatory approval or clearance required to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us.

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

We have substantial competition in the pharmaceutical industry and with respect to products we are developing

        The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as we do. Because of the number of competitors we face, as well as resources available to certain of our competitors, there is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our products candidate obsolete, possibly before we are able to commercialize them.

        Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of ours. Currently, these companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

        There is extensive competition within our area of concentration, antiarrhythmic drugs, both from existing therapies and therapies under development. Our most significant competitors in this therapeutic area are well established, large pharmaceuticals companies that have significantly more financial resources than us. These competitors currently produce and market both generic and branded antiarrhythmic drugs. Examples of generic antiarrhythmic drugs include propafenone, atenolol, diltiazem, and amiodarone. Examples of branded antiarrhythmic drugs include Tambocor (flecainide) produced by 3M Pharmaceuticals, Quinaglute (quinidine gluconate) and Betapace (sotalol) produced by Berlex Laboratories, and Tykosin (dofetilide) produced by Pfizer. While side effects are a risk of all medication, those associated with existing antiarrhythmic drugs are especially hard to manage. These side effects include proarrhythmia, the more-frequent occurrence of pre-existing arrhythmias or the appearance of new arrhythmias as bad or worse than those being treated. We believe our atrial arrhythmia drug candidate will be able to compete with the aforementioned drugs on the basis of superior safety, however, our drugs are still in development. We need to conduct extensive additional pre-clinical studies and clinical trials to gain regulatory approvals for commercialization and face the risk that other promising drugs may be introduced to the market by our competitors ahead of ours. Even if we are able to provide a safer antiarrhythmic drug relative to the aforementioned drugs and are successful in obtaining the required regulatory approvals for commercialization, we will face additional marketing risks such as competition on the basis of ease of use; adaptability to various modes of administration; acceptance by physicians; and coverage of our patent position relative to those of our competitors.

        The competition within the congestive heart failure therapeutic area is even more extensive compared to those within the antiarrhythmia therapeutic area. There are more congestive heart failure drugs available in the market and many of these drugs have side effects that are easier to manage compared to those of antiarrhythmic drugs. Examples of generic drugs for conventional treatment of congestive heart failure include spironolactone and digoxin, and for supplemental treatment of congestive heart failure include enalapril, isosorbide, and metoprolol. Example of branded drugs for supplemental treatment of congestive heart failure include Capoten (captopril) produced by Bristol-Myers Squibb, Coreg (carvedilol) produced by GlaxoSmithKline and Norvasc (amlodipine) produced by Pfizer. Competition also comes from new emerging therapies using angiotensin II receptor blockers, such as valsartan for use in patients with congestive heart failure currently being studied by Novartis, and calcium channel blockers. We believe we can compete with the aforementioned drugs by introducing a new therapeutic approach, xanthine oxidase inhibitors, which we believe have the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by some of the current medication. However, our drug candidate, oxypurinol, is still in very early stages of development. Other companies with greater resources may introduce alternative drugs or new therapies much faster than us. Even if we are able to establish oxypurinol as a safer and more effective alternative to other drugs and are successful in obtaining the required regulatory approvals for commercialization, we still have to overcome significant marketing risks and challenges in order to achieve commercial success.

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

        Although we have employment contracts of varying lengths with all of our key executives, all of which include an incentive provision for the granting of stock options which vest over time designed to encourage the individual to stay with the company. A declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, and could render such agreements of little value to our employees. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

Our products will rely on licenses of proprietary technology owned by third parties

        The manufacture and sale of any products developed by us will involve the use of processes, products, or information, the rights of which are owned by third parties. Specifically, the rights to oxypurinol, held by Cardiome Inc. (formerly Paralex, Inc.), our wholly owned subsidiary, are under license pursuant to our licenses with The Johns Hopkins University and ILEX Oncology, Inc. Our license with The Johns Hopkins University is an exclusive worldwide license to certain patent applications. In addition to license fees already paid, our license with The Johns Hopkins University requires us to make royalty payments on the net sales on any product we develop with the licensed technology. Our obligation to make such payments and the license itself terminate on April 17, 2021. Our license with ILEX is an exclusive worldwide sublicense under an exclusive license ILEX has obtained from Burroughs Wellcome Co, and The Wellcome Foundation Ltd. In addition to initial fees and option fees already paid, our license with ILEX requires us to pay other milestone payments and royalties based on net sales of products we develop. The license terminates upon the expiration of ILEX's obligation to pay royalties on its original license of the technology, determined on a country by country basis, at which time our license will convert into a fully-paid, non-exclusive royalty-free license or sublicense. Although we have obtained licenses or rights with regard to the use of certain of such processes, products, and information, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible that such licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at a very early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them at all or on favorable terms, the commercial value of our product will be significantly impaired. In addition to the foregoing, our licenses with the University of British Columbia require royalty payments on the net sales of certain antiarrhythmia products, but not RSD1235 or products related to our Kv1.5 technology, we develop with the licensed technology. The license with the University of British Columbia terminates upon expiration of the last patent obtained under it, which is September 23, 2014. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.

We rely on proprietary technology, the protection of which can be unpredictable and costly

        Our success will depend in part upon our ability to obtain patent protection or patent licenses. We have licensed one patent, three patent applications and certain other rights relating to oxypurinol. The composition of matter patents for oxypurinol, have expired. Our license with The Johns Hopkins University provides for patent rights as they relate to the commercial use of xanthine oxidase inhibitors, or xanthine oxidase inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. However, at this point in time, it is not certain that this is the method of action of xanthine oxidase inhibitors. If it is not, the rights we have obtained may have limited value. In order to obtain additional patent protection surrounding oxypurinol, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol.

        Currently, we have 42 patent applications and have licensed certain rights under an additional 18 patents relating to RSD1235, RSD1122 and the related family of compounds for antiarrhythmia and local anaesthesia applications. We have three patent applications relating to Kv1.5. In addition, we have 14 additional patent applications relating to areas we are no longer actively pursuing, not including the 37 patent applications assigned to UCB Farchim S.A. ("UCB") as a result of the sale of our anti-tussive program to UCB in September 2002.

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

        In particular, the anticipated benefits of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.) will not be fully realized unless we successfully combined our business with Cardiome, Inc. in a cost efficient and timely manner. The combination of our business with Cardiome, Inc. will require integration of research and development and administrative operations. The transition to a combined company may require substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. Although Cardiome, Inc. has incurred only limited expenses prior to our acquisition, we expect to spend a significant amount of our resources on the development of oxypurinol. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on our ability to successfully pursue the development of the drug candidates acquired by us. The risks associated with our absorption of expenses and ongoing cash requirements of Cardiome, Inc. will increase the pressure on us to achieve synergistic cost reductions as rapidly as possible and, if we are unable to do so, our financial position may be impaired.

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

        Although we completed a four-to-one reverse stock split on March 8, 2002, our share price does not yet meet the minimum bid requirement of U.S.$5.00 per share for quotation on Nasdaq or the U.S.$3.00 per share price required to be listed on AMEX. Accordingly, subsequent share consolidations (or reverse stock split) could be required in order to comply with minimum bid requirements. Subsequent share consolidations may result in our failing to meet the minimum public float requirement. Accordingly, even if we are able to become listed, we may not be able to comply with all of the listing criteria required to continue a Nasdaq National Market or SmallCap Market or an AMEX listing. Additionally, we may not be able to maintain the minimum shareholders' equity, market capitalization, net income, public float, market maker and number of shareholder requirements in order to obtain and/or maintain a listing on the Nasdaq National Market, Nasdaq SmallCap Market or AMEX.

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

        We intend to continue to contract our current vendors for the manufacture of oxypurinol and RSD1235. We may need to contract with additional manufacturers for the manufacture of oxypurinol or RSD1235. Because of the high degree of expertise necessary to produce chemical products, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify and do not know whether there will be any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality. If we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

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

We do not have the marketing expertise needed for the commercialization of our products

        Although we do not have any foreseeable need to market products because we are in the development stage, we do not currently have the resources to market the products that we may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if we are able to develop any products with commercial potential, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. Our ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other arrangement is untested. Extensive licensing or joint venture agreements will also result in less income than if we marketed the products ourselves.

Our success is dependent upon our ability to enter into and subsequently successfully manage corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products

        We currently have only one active corporate collaboration, which is our collaboration with UCB Farchim S.A. for a project we no longer work on. However, the success of our business strategy is largely dependent on our ability to enter into additional corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of our current products, and to effectively manage the relationships that may come to exist as a result of this strategy. Although we are currently seeking corporate collaborators for our current projects, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our products or the generation of significant revenues.

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

The manufacture of pharmaceutical products may expose us to product liability claims

        The products we will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose us to potential liability resulting from the use of such products. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and operations, to the extent insurance coverage for such liability is not available. At present, we have secured product liability coverage in an amount of (i) U.S.$5 million per incident and U.S.$5 million annual aggregate for the Phase II/III clinical trial for oxypurinol in the treatment of congestive heart failure, (ii) U.S.$5 million per incident and U.S.$10 million annual aggregate for the Phase II clinical trials of RSD1235, and (iii) CDN$2 million per incident and CDN$8 million for the Phase I clinical trial of RSD1235 and Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough, one of our previous projects. Currently, we have no other product liability insurance. We anticipate that insurance equivalent to that customarily maintained by other entities in our industry and of our approximate size will be carried by us against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

We are subject to the risks associated with the use of hazardous materials in research and development conducted by us

        Our research and development may involve the controlled use of hazardous materials and chemicals. Examples of hazardous materials and chemicals used in our facilities are: acetopromazine, barium chloride and valproic acid. We are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a commercial general liability policy with coverage of up to Cdn.$2 million per occurrence. We have also secured a blanket property insurance policy to cover up to Cdn.$8.35 million for costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on our business, financial condition and results of operations.

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

Currency fluctuations may impact the value of our common shares

        Our common shares trade on the Toronto Stock Exchange, or TSX, in Canadian dollars. In the event that our common shares become listed on a national securities exchange in the United States or become registered under the Securities Act of 1933, the trading or listing price may be largely affected by the trading price of our common shares on the TSX. The future value of our common shares is subject to the volatility in the exchange rate between the Canadian dollar and the U.S. dollar which can be affected by risks including but not limited to, differing economic conditions, changes in political climate, differing tax structures, myriad regulations and restrictions and general foreign exchange rate volatility. A decrease in the value of the Canadian dollar relative to the U.S. dollar could result in downward price pressure on the U.S. dollar value of our common shares that are traded or listed, if at all, on a national securities exchange on the United States.

We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all

        We intend to generate revenue and expenses internationally which is likely to be denominated in Canadian and other foreign currencies. Our intended international business will be subject to risks typical of an international business, including but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for our products or losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

GENERAL DEVELOPMENT OF THE BUSINESS

        Since 1992, we have been involved in research and development of technology acquired from the University of British Columbia used to decrease the incidence of arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal. Until 2001, we were also developing this technology for local anaesthetic and other uses. In addition, we acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early 1999) and cough (until late 2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, we closed a $5.1 million private placement and in April 2000, closed a $7.8 million private placement to Canadian institutional investors. In January 2001, we narrowed our focus to the cardiac area and allocated all of our research and development resources in this area.    We completed a Phase I clinical trial and Phase II clinical trial for RSD1235 in July 2001 and September 2002, respectively. In October 2001, we closed a $1.1 million private placement to existing Canadian investors. In March 2002, we closed a concurrent public offering in Canada and private placement in the United States raising $30.9 million (the equivalent of approximately U.S.

$19.5 million) and acquired Cardiome, Inc (formerly Paralex, Inc.). See "History and Development of the Company—Acquisition of Cardiome, Inc.". In September 2002, we sold all of our technology and intellectual property relating to our pre-clinical anti-tussive (cough) program, which we had discontinued work on in December 2000, to UCB Farchim S.A. ("UCB") for upfront payments and milestone payments of up to US$8 million on the first product and an additional US$3 million for each subsequent product developed by UCB, and a small percentage royalty on future net sales of products. In April 2003, we closed a $8.0 million private placement to existing and new Canadian investors.

INCORPORATION AND SUBSIDIARIES

        The Company was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992 the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp. On March 8, 2002, the Company continued under the Canada Business Corporations Act. In this Annual Report, unless the context otherwise indicates, the terms "we," "us," "our," and similar terms as well as references to "Cardiome" or the "Company" refer to Cardiome Pharma Corp. together with its wholly-owned subsidiaries, Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia) and Cardiome, Inc. (formerly Paralex, Inc.) a company incorporated under the Delaware General Corporation Law.

        Our head office is located at 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, Canada. The address and the contact numbers of the registered office of Cardiome Pharma Corp. are as follows: 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada; telephone number: (604) 688-6900 and fax number: (604) 443-7000.

ACQUISITION OF CARDIOME, INC. (FORMERLY PARALEX, INC.)

        On March 8, 2002, we completed the acquisition of all of the outstanding shares of Cardiome, Inc., in exchange for 8,203,396 of our common shares. Also, on March 8, 2002, we completed a concurrent financing of $30.9 million (the equivalent of approximately U.S.$19.5 million) and issued 9,309,657 common shares along with warrants for the purchase of 2,327,414 common shares. Of the securities issued for the financing, 739,409 common shares and warrants for the purchase of 184,854 common shares were issued to investors in the United States.

        Prior to the acquisition, Cardiome, Inc. was a private, New York based development-stage bio-pharmaceutical company incorporated in January 2001. Since that time, it had not conducted any significant business activities other than entering into license agreements with The Johns Hopkins University and ILEX Oncology, Inc. The license from The Johns Hopkins University, or JHU, is for certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors, or XO Inhibitors, for the treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The license from ILEX Oncology, Inc., or ILEX, is for rights to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. See "Business Overview—Licenses and Collaborative Research Agreements—JHU License" and "—ILEX License". Both of these licenses may allow Cardiome, Inc. to potentially advance its XO Inhibitors for treatment of congestive heart failure directly into Phase II clinical development for congestive heart failure using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications. Prior to the merger, Cardiome, Inc. did not have any research and development expenditures and had no employees.

        In connection with and as part of the acquisition of Cardiome, Inc., on March 8, 2002, we effected a four-to-one share consolidation, or reverse stock split, resulting in our outstanding common shares being reduced from 113,172,393 to 28,293,098 and our fully diluted common shares being reduced from 136,370,232 to 34,092,558.

        Subsequent to the acquisition of Cardiome, Inc., we reconstituted our board of directors. Mark Rogers, M.D., M.B.A., (newly elected Chairman of the Board), Myron Weisfeldt, M.D., Ralph Snyderman, M.D., Fred Mermelstein, Ph.D. and Elizabeth Rogers, M.D. joined previous board members Michael Walker, Ph.D. (founder and former Chairman of the Board), Robert Rieder (President and Chief Executive Officer), Alan Ezrin, Ph.D. (Chief Scientific Officer) and Kim Sun Oh. At our Annual and Special General Meeting held on May 27, 2002, Dr. Weisfeldt withdrew his nomination as a director. Subsequently on October 7, 2002, Arthur (Tim) Garson, Jr., M.D., M.P.H. was appointed as a director.

BUSINESS OVERVIEW

GENERAL

        We are a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. We target the treatment of cardiac arrhythmia, which is an abnormal electrical signal in the heart, or an abnormal heart beat resulting from such a signal, through the use of atria-selective ion channel modulating drug candidates. Additionally, we target the treatment of congestive heart failure, through the use of drugs known to inhibit the enzyme xanthine oxidase, which have recently been shown to increase contractile efficiency in heart failure.

        We are currently focussing our efforts on two projects designed to prevent or treat cardiac arrhythmia and a third project designed to prevent or treat congestive heart failure ("CHF"), as well as applying our CHF drug candidate, for the treatment of allopurinol intolerant hyperuricemia (gout). The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. In a Phase II clinical trial using intravenous administration of RSD1235 completed in September 2002, RSD1235 effectively terminated atrial fibrillation ("AF") and converted AF to normal heart rhythm. This project is currently in a preparation stage for Phase III clinical trials. In a proof-of-concept oral dosing study in humans done in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. Ion channels are specialized pores in the membrane of cells which assist in controlling and transferring electrical impulses, called action potentials, in cells. With respect to congestive heart failure, we expect to determine if oxypurinol is a safe and effective therapy for the treatment of congestive heart failure. We submitted an investigational new drug application, or IND, with the FDA in June 2002. Under this IND, we initiated a Phase II/III clinical trial on the oral application of oxypurinol to congestive heart failure in March 2003.     In addition, in May 2002, we exercised our option to acquire the clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), a metabolic disease, from ILEX Oncology, Inc. We are also evaluating the appropriate strategy for a new drug application submission for oxypurinol to treat allopurinol intolerant gout patients.

Summary of Current Projects

        The following chart summarizes our current projects, including the name of the drug candidates, the therapeutic focus of the products and the stage of development of the projects.

Drug Candidate	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia	Preparation for Phase III clinical trial(1)
Kv1.5	Atrial Arrhythmia	Pre-clinical(2)
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated(3)
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	Phase II/III clinical trial completed(4)

(1)
The Phase II clinical trials involved studies in a limited human population to determine the efficacy of the product for specific, targeted indications, determine optimal dosage and identify possible adverse effects and safety risks. See "Business Overview—Regulatory Environment". The Phase II clinical trials on the intravenous application of RSD1235 were completed in September 2002 and demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm. We are currently in the process of developing our strategy for Phase III clinical trials for the intravenous application of RSD1235 which may involve a third party collaboration. We plan to initiate one of the Phase III clinical trials in the second half of 2003. This Phase III trial is projected to be completed by the end of 2005 and cost US$10.7 million, of which US$2.4 million, equivalent toCdn$4 million, will be incurred in the fiscal year ending November 30, 2003. In a proof-of-concept oral dosing study in humans done in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. We continue to evaluate several strategic options with respect to the further clinical development of the oral application of RSD1235 and have not allocated a material amount of our budget for clinical development of the oral application of RSD1235 at this time.

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

(3)
The Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. The Phase II/III clinical trial is estimated to cost US$6.7 million, of which at least Cdn$1 million will be incurred in the fiscal year ending November 30, 2003. We anticipate the completion of this trial by the end of 2004.

(4)
We are evaluating the appropriate strategy for a new drug application submission for oxypurinol to treat allopurinol intolerant gout patients.

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

        Fibrillation arrhythmia describes a type of arrhythmia in which the heart chambers, instead of alternately contracting, quiver continuously in a chaotic pattern. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrhythmias. Atrial arrhythmias require medical management to prevent further structural damage to the heart and are increasing in number with the population ageing. Ventricular arrhythmias affect the lower chambers of the heart and have immediate life-threatening implications whenever they occur. Our current antiarrhythmic projects address atrial arrhythmias.

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

        Current drugs used to treat atrial fibrillation have the same limitations on usefulness as the current ventricular antiarrhythmic drugs: limited efficacy combined with life-threatening side effects. Unlike current drugs used to treat atrial arrhythmia, our drug candidates for atrial fibrillation selectively target those ion channels that are uniquely important for such atrial arrhythmias. Blockade of these channels with the our atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies and clinical studies conducted to date show that our clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the middle layer of heart wall composed of cardiac muscle, or the ventricular myocardium. Based on these results, we expect that our clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

        We have successfully developed an antiarrhythmic product candidate, RSD1235, and intend to expand our drug candidate pipeline through our Kv1.5 project.

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

        We completed our Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. We completed our Phase II clinical trial on the intravenous application of RSD1235 in September 2002. The Phase II clinical trial demonstrated that RSD1235 is effective in terminating atrial fibrillation and in converting atrial fibrillation to normal heart rhythm. We are currently in the process of developing our strategy for Phase III clinical trials for the intravenous application of RSD1235 which may involve a third party collaboration. We plan to initiate one of the Phase III clinical trials in the second half of 2003. This Phase III trial is projected to be completed by the end of 2005 and cost US$10.7 million, of which US$2.4 million, equivalent to Cdn$4 million, will be incurred in the fiscal year ending November 30, 2003. In the meantime, we will continue seeking partnerships with other pharmaceutical companies to help further develop and market this compound.

        In a proof-of-concept oral dosing study in humans done in December 2002, RSD1235 was also shown to have significant oral bioavailability suggesting it could also be used for chronic oral therapy. We continue to evaluate several strategic options with respect to the further clinical development of the oral application of RSD1235 and have not allocated a material amount of our budget for clinical development of the oral application of RSD1235 at this time.

Kv1.5 Project

        The Kv1.5 Project is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents that mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for a chronic therapy atrial arrhythmia drug. We are using cloned Kv1.5 potassium channels from human sourced tissue to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles. Our recent data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. We expect to identify additional lead compounds for this project in 2003.

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

        At JHU, Dr. Eduardo Marbán's research has demonstrated that the class of agents known as xanthine oxidase inhibitors, or XO Inhibitors, (which includes oxypurinol) has the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by other medicines. See "Business Overview—Licenses and Collaborative Research Agreements—JHU License" and "—Marbán Agreement". In studies conducted at JHU, Dr. Marbán has shown these effects in both animals and in humans during cardiac catheterization. Accordingly, such XO Inhibitors may offer the possibility of a new mode of therapy for patients with congestive heart failure. The intellectual property encompassing Dr. Marbán's research, acquired by us pursuant to the JHU License, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of congestive heart failure or other cardiovascular disorders. We believe that XO Inhibitors, including oxypurinol, have significant potential in the treatment of congestive heart failure due to their ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart.

Oxypurinol Congestive Heart Failure Project

        The oxypurinol project will target both acute and chronic therapy for patients with congestive heart failure. We submitted an investigational new drug application ("IND") with the U.S. Food and Drug Administration ("FDA") in June 2002. Under this IND, we initiated a Phase II/III clinical trial on the oral application of oxypurinol to congestive heart failure in March 2003. This Phase II/III clinical trial will involve studies in 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol. The primary goals of the clinical trial are to establish, using several clinical efficacy measures, the overall number of patients who improve, worsen or remain unchanged from oxypurinol versus placebo during a six-month course of therapy. The Phase II/III clinical trial is estimated to cost US$6.7 million, of which at least Cdn$1 million will be incurred in the fiscal year ending November 30, 2003. We anticipate the completion of this trial by the end of 2004.

OTHER OPPORTUNITIES

Hyperuricemia (Gout)

        Pursuant to the ILEX License, we exercised our option to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout) in May 2002. A pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia (gout) who are intolerant to allopurinol was completed by ILEX prior to our acquisition of this project. We are evaluating the appropriate strategy for a new drug application submission for oxypurinol to treat allopurinol intolerant gout patients.

BUSINESS STRATEGY

        Our business strategy is based around several important principles that guide our activities.

Core Expertise

        We focus on drugs that treat cardiac diseases and conditions. By focusing our efforts in this way, we have been able to assemble teams of employees and external advisors with strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

Discovery and Development

        We undertake both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables us to pursue internally generated discovery projects, acquire projects that dovetail with the cardiac focus as well as in-licensed later-stage projects.

Multiple Projects

        A central principle of our business strategy is to minimize the risk inherent in early stage drug discovery and development. See "Risk Factors" under "Item 3. Key Information". We emphasize a portfolio approach to risk diversification as we have drug candidates: (1) within multiple independent cardiac projects (currently arrhythmia and congestive heart failure), (2) at various stages of development (pre-Clinical to Phase III), and (3) within their clinical projects that have two potential methods of dosage (intravenous for acute therapy and oral for chronic therapy).

External Resources

        We operate as a "semi-virtual" research and development organization, intending to reduce internal operating expenses to allow flexibility as well as maintain a low level of operating losses. We maintain a small, core team of scientists and staff with the necessary skill base, and contract out the specialized work required for our projects, such as pre-clinical toxicology services and contract manufacturing.

Collaboration Strategy

        Our core of expertise lies in the ability of our personnel to research and develop potential drug candidates into the clinical development stage. As part of our business strategy, we may seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the late-stage clinical development of our product candidates based on requirements by the FDA in the United States, the TPD in Canada as well as other drug regulatory agencies in other countries.

        We presently have no plans for developing an in-house marketing or manufacturing capability.

POTENTIAL MARKETS

        We focus on developing proprietary drugs to treat or prevent cardiac diseases. Our projects are in relatively early stages of development. Products that may result from our research and development projects are not expected to be commercially available for a number of years, if at all. See "Risk Factors" under "Item 3. Key Information". We have no developed or approved products. Therefore, any discussion of a market for our products is of a very preliminary nature.

        The broad category of cardiovascular disease, includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for cardiovascular disease represents the largest drug market based on total worldwide sales of approximately U.S.$64 billion in 1998. As the general population ages, the incidence of cardiovascular disease will increase significantly. There will be an estimated 50% increase in the annual number of Canadians diagnosed with heart disease and stroke over the next 25 years. This demand will far surpass existing healthcare resources and facilities.

        The next decade will be the critical time frame in which to anticipate and manage the impact of cardiovascular disease on healthcare systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

Antiarrhythmic Drug Market

        The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Although the number of antiarrhythmic drugs has grown in the past few decades, they have very undesirable characteristics. The older Class I drugs carry the risk of increased mortality and the more potent Class III drugs such as amiodarone can be toxic to the lungs and other organs. Prescribing patterns are currently dominated by drugs to treat one type of arrhythmia, atrial fibrillation. The worldwide market for all prescribed drugs to manage arrhythmias, excluding anticoagulants, totalled U.S.$1.4 billion in 1999, with pharmaceuticals to treat atrial fibrillation arrhythmias representing approximately U.S.$1.1 billion of that total. Approximately U.S.$800 million of the U.S.$1.1 billion was in the United States.

        While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. As indicated above, current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study indicates that one of the commonly prescribed antiarrhythmics actually increases mortality rates in patient groups to which it is administered. Other studies, SWORD and various meta analysis studies for example, have shown other drugs to be pro-arrhythmic.

        Aging populations in major markets worldwide, and the increasing pharmacotherapy needs that will accompany them, will contribute to growth beyond current levels. One forecast for the next five to ten years is an annual growth rate in total pharmaceutical sales in the four percent range. The key driver for sales is not, however, the annual growth of the market but its absolute size. Given the serious side effects of antiarrhythmic drugs currently on the market, a product that is both safe and effective would provide for significant market penetration into an already large market.

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

        Congestive heart failure sales will be driven by two factors: introduction of new, more effective drug compounds and the aging population. One forecast expects major market sales of congestive heart failure drugs will increase 4% per annum over the next four years, accelerating to 9% per annum over the ensuing five years. Within two years, the major market sales for congestive heart failure drugs is forecast to be U.S.$1.9 billion, rising to U.S.$2.9 billion within 7 years.

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

Antiarrhythmia Drug Market Competition

        We are aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focused therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than us.

        However, there are many serious cardiovascular diseases for which existing therapies are inadequate. One of the key inadequacies of many drugs is safety. We seek to develop atria-selective ion channel-modulating drugs to overcome this inadequacy as it has found that these drugs are safer than existing therapies in initial animal studies. Our competitive advantage lies in our experience in the fields of ion channels, pathology of arrhythmias, toxicology and pharmacology, which is the science that deals with the origin, nature, chemistry, effects, and uses of drugs, and our ability to develop relevant in vitro and in vivo models for specific pathologies.

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

Congestive Heart Failure Market Competition

        We believe that oxypurinol, as a treatment for congestive heart failure, will be the first drug of its kind in connection with the treatment of congestive heart failure. To date, digoxin is the only known approved drug able to increase myocardial contractility with minimal increases in cardiac oxygen demand. Given that digoxin has a limited therapeutic index, which is the experimental index of the relative safety of a compound, it must be closely monitored with regular blood tests to avert the possibility of side effects that may include cardiac arrhythmia, which can be fatal. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but also have narrow therapeutic indices, thus minimizing their utility in the treatment of congestive heart failure.

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

PATENTS AND PROPRIETARY PROTECTION

        We consider our patent portfolio as one of the key value contributors to our business; therefore, we devote a substantial amount of resources each year to maintaining and augmenting our patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. We plan to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

        In addition to our patents, we also rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. It is our policy to require our directors, employees, consultants, members of our scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are the exclusive property of ours to the extent permitted by law.

        As of March 31, 2003, we hold rights to 81 patents and patent applications in the United States and other jurisdictions in respect of certain core technologies utilized by us. To date, 19 patents have been issued in the United States and other jurisdictions. These patent and patent applications do not include any of the 37 patent applications assigned to UCB Farchim S.A. ("UCB") as a result of the sale of our anti-tussive program to UCB in September 2002.

        We are required to pay milestone payments and royalties for the 22 patents or patent applications licensed from, or for which we have been granted commercial rights by, the University of British Columbia and JHU. Of these patents or patent applications, 18 have been licensed under the UBC License described below under "Business Overview—Licenses and Collaborative Research Agreements—UBC License and UBC Research Agreement" and four have been licensed under the

JHU License. See "Business Overview—Licenses and Collaborative Research Agreements—JHU License". We have no royalty obligations associated with any of the remaining of 59 patents or patent applications in our portfolio.

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

        Our success is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on our ability to comply with worldwide regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs. Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow us to make cost effective developmental decisions in a timely fashion. See "Business Overview—Business Strategy—Collaboration Strategy" and "Risk Factors" under "Item 3. Key Information".

        The principal activities that must be completed after initial research and before obtaining approval for marketing of a product in Canada and the United States are as follows:

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

        Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product License Application or NDA to obtain approval to commence marketing the product. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. We may partner later stage development of our drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices.

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

LICENSES AND COLLABORATIVE RESEARCH AGREEMENTS

        We are parties to the following licenses and collaborative research agreements:

UBC License and UBC Research Agreement

        By agreement dated February 12, 1992, we acquired an option from the University of British Columbia, or UBC, to license the inventions which underlie some of our novel antiarrhythmic compounds. These compounds form the basis of part of our research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses, which is referred to as the Technology. On March 29, 1996, we entered into a formal license agreement with UBC, or the UBC License, whereby UBC granted us, in consideration for the sum of $20,000 (paid) and the issuance of 25,000 common shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License. The UBC License will terminate upon the expiration of the last patent obtained under it.

        Under the terms of the UBC License, we have agreed to issue to UBC a further 25,000 common shares within 30 days of the commencement of Phase III clinical trials and an additional 25,000 common shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. We are also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by us to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and us together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, we will pay all costs associated with patent applications.

        We were required to pay UBC a $75,000 grant in each of the first five years of the UBC License (as at November 30, 2002, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. We do not have any rights in any intellectual property arising from such research.

        In addition, we entered into a five year research agreement with UBC, or the UBC Research Agreement, dated March 1, 1997, under which we were required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at November 30, 2002, all fully paid). Under the UBC Research Agreement, we have an option to license, on an exclusive worldwide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

        The UBC License and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through our negotiations with UBC.

JHU License

        Pursuant to our agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 with JHU, the JHU License, we obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136 B1) and Patent Cooperation Treaty application PCT US98/23878, each filed on November 5, 1998 and European Patent Office application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility", and which are referred to as the Patent Rights. The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease, which is referred to as the Licensed Field. We also obtained the exclusive option to any and all technologies developed by JHU in the Licensed Field of which Eduardo Marbán, M.D. is the inventor.

        In consideration for the JHU License, we paid JHU an initial license fee of U.S.$50,000. In addition, we are obligated to pay a royalty to JHU on net sales of any product developed by us with the Patent Rights. If a product developed by us contains both the Patent Rights and other active ingredients, the royalty rate may be reduced, subject to a minimum royalty rate. Our royalty payment obligation will terminate upon expiration of the Patent Rights. Further, the annual royalties are subject to certain annual minimum royalties which increase annually for the first six years that such royalties are payable. We also agreed to reimburse JHU up to U.S.$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

        As additional consideration for the JHU License, our wholly-owned subsidiary, Cardiome, Inc. (formerly Paralex, Inc.) previously issued (i) 390,000 shares of its common stock to JHU and (ii) 210,000 shares of its common stock to Dr. Marbán for a purchase price of $0.001 per share. These shares of Cardiome, Inc. have now been exchanged for our common shares pursuant to the acquisition completed on March 8, 2002.

ILEX License

        Pursuant to a license agreement dated December 19, 2001, or the ILEX License, between us and ILEX Oncology, Inc., or ILEX, ILEX granted us an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd., collectively referred to as BW, on the other, as amended, which is referred to as the Original License Agreement, in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. Under the Original License Agreement, BW had granted an exclusive license to ILEX in BW's know-how regarding, among other things, the manufacture and use of oxypurinol in that field. Under the ILEX License, ILEX also granted us an exclusive worldwide license, in that field, in ILEX's know-how concerning manufacture and certain uses of oxypurinol and in ILEX's oxypurinol IND, to make, have made, use, offer to sell and sell products comprising or containing oxypurinol, including an exclusive license in the ILEX trademark "OXYPRIM" for use in connection with sales efforts concerning relevant products. ILEX further granted us an option until December 2002 to purchase for U.S.$250,000 certain clinical trial data ILEX has and may acquire in the future, to evaluate the usage of oxypurinol in hyperuricemic patients intolerant to allopurinol. We exercised this option in May 2002. We also obtained the right to grant sublicenses in the above, subject to ILEX approval.

        Under the ILEX License, we agreed to pay ILEX upon execution, an initial fee of U.S.$250,000 (paid). We also agreed to pay BW a U.S.$200,000 milestone payment (upon FDA approval of an NDA incorporating oxypurinol) and royalties based on net sales of relevant products (subject to certain conditions), all as would otherwise be required of ILEX under the Original License Agreement. In addition, we agreed to perform ILEX's obligations under the Original License Agreement concerning a compassionate use program regarding relevant products. Further, we agreed to pay certain milestone payments to ILEX tied to the regulatory approval process. We also agreed to pay royalties to ILEX based on net sales of relevant products, subject to certain conditions. Finally, we agreed to reimburse ILEX for certain expenses, and to purchase certain supplies from ILEX.

        The term of the ILEX License extends until the expiration of ILEX's obligation to pay royalties under the Original License Agreement (determined on a country-by-country basis), at which time the rights licensed or sublicensed to us convert to a fully paid, non-exclusive, irrevocable royalty-free license or sublicense. The ILEX License purports to provide each party with the right to terminate based on certain insolvency events of the other, or if the other's breach continues after notice and beyond defined cure periods. It also provides us with the right to terminate upon termination of the Original License Agreement.

Marbán Agreement

        Pursuant to an agreement entered into in May 2001 and effective as of January 1, 2002, or the Marbán Agreement, between us and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marbán, CCI agreed to cause Dr. Eduardo Marbán, the inventor of the technology licensed under the JHU License, to provide advisory services to us with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marbán Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marbán as a direct result of performing services under the Marbán Agreement will be owned exclusively by Cardiome, Inc. Various obligations owed to us under the Marbán Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marbán to JHU.

        We agreed to pay CCI U.S.$100,000 per year for Dr. Marbán's services under the Marbán Agreement, plus reimbursement of certain expenses. The Marbán Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marbán Agreement also provides that it will automatically terminate in the event Dr. Marbán is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

Antalium Collaborative Research and License Agreement

        We entered into a collaborative research and license agreement with Antalium Inc., or Antalium, on November 30, 2000, for the worldwide rights for the development and commercialization of certain nociblocker compounds developed by us. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by us on or before May 31, 2002. Antalium did not select any test compounds prior the expiration its license. The agreement was terminated on May 31, 2002.

MacLeod and Quastel Agreement

        By agreement dated November 19, 1997 entered into between us and Drs. MacLeod and Quastel, we acquired ownership to certain intellectual property related to nociblocker technology and all their therapeutic uses. The agreement provides that we will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at November 30, 2002, all fully paid). We are also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a compound licensed to us under the agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a compound licensed by us under the agreement. The agreement further requires us to spend a minimum of $200,000 each year for five years on the research and development of drugs using nociblocker technology, which includes expenditures under the cough project and nociblocker project (as at November 30, 2002, this minimum financial commitment satisfied). We assigned all patent applications related to the cough project and nocibloker project to UCB Farchim S.A. or UCB as a result of the sale of our anti-tussive program to UCB in September 2002.

AstraZeneca License

        We entered into a license agreement dated October 16, 2000 with AstraZeneca A.B, or AstraZeneca. Under the terms of the license agreement, or AstraZeneca License, we granted AstraZeneca an exclusive worldwide license to develop and market a specific antiarrhythmic compound, RSD1122, developed by us, in exchange for initial, milestone, and royalty payments. AstraZeneca assumed responsibility for all costs for the development and marketing of RSD1122. Effective June 18, 2002, the agreement was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002.

UCB Farchim S.A. Development and Transfer Agreement

        We entered into a development and transfer agreement with UCB Farchim S.A. or UCB on September 18, 2002 under which UCB purchased from us the exclusive rights to an anti-tussive program. Concurrently, we acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay us for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. We agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.

FACILITIES

        We currently lease 10,030 square feet of office and laboratory space for research, development and administrative purposes in Vancouver, British Columbia. The premises are located on the UBC Endowment Lands. The term of the lease is 24 months ending on March 31, 2004. We may, at our option, extend the term of the lease for two additional 24-month periods. Annual lease payments are currently $261,000 per annum.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes therein, which are prepared in accordance with Canadian GAAP. These accounting principles differ in certain respects from U.S. GAAP. The differences as they affect our consolidated financial statements are described in Note 16 to the consolidated financial statements.

        Since our reorganization in 1992 as a drug research and development company, we have devoted our resources primarily to fund our research and development programs. Our business is still at an early stage of development and has been unprofitable. We expect to incur additional losses for the next several years as we invest in product research and development, pre-clinical studies and clinical trials, and regulatory compliance. During the years ended November 30, 2002, November 30, 2001 and November 30, 2000, we incurred $10,146,508, $5,498,838 and $4,732,656, respectively, on research and development. We believe research and development costs will continue to increase in proportionate share to our overall budget as we move our lead compounds in antiarrythmics toward and through clinical trials.

        We do not anticipate revenues from product sales in the foreseeable future. Over the next several years, we expect to derive our sources of funding from interest income and equity financing and, to the extent negotiated, licensing and collaborative research agreements. All or a portion of the payments that may be received under these agreements will likely be conditional on us achieving certain development milestones.

CRITICAL ACCOUNTING POLICIES

        The following critical accounting policies involve significant judgements and estimates that are used in the preparation of our consolidated financial statements.

Revenue Recognition

        Revenue to date has primarily been derived from licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement.

Research and Development Costs

        Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

Intangible Assets

        Intangible assets are comprised of purchased technology licenses, including those acquired in exchange for the issuance of equity instruments issued by us. Technology licenses are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

CHANGE IN ACCOUNTING POLICIES

        Effective June 1, 2001, we adopted a new accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if we have future involvement or obligation to perform under the arrangement. Previously, we recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

        Effective December 1, 2000, we adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

RESULTS OF OPERATIONS

Year ended November 30, 2002 (fiscal 2002) Compared with the Year ended November 30, 2001 (fiscal 2001)

        We incurred a net loss of $14,029,706 ($0.60 per share) in fiscal 2002 as compared to $7,157,885 ($0.69 per share) in fiscal 2001.

        Revenue for fiscal 2002 increased to $1,805,409 as compared to $285,165 for fiscal 2001. The increase in revenue for fiscal 2002 was due to the increase in research collaborative and licensing fees of $1,571,381 compared to fiscal 2001; this increase was offset by the decline of grant income of $51,137. The recognition of the remaining unamortized deferred revenue of $1,272,764 by AstraZeneca accounted for a substantial portion of the increase in research collaborative, licensing and option fees. During fiscal 2002, we entered into a development and transfer agreement with UCB Farchim S.A. ("UCB") under which UCB purchased from us the exclusive rights to an anti-tussive program, one of our discontinued programs. The amortization of $132,267 of the initial payment for this arrangement and contract research fees of $238,080 (US$150,000) for services provided to UCB also contributed to the increased research collaborative and licensing fees for fiscal 2002. The decrease of grant income was due to the end of grant payments from the Science Council of BC in April 2001. The increase in interest resulted from a higher average cash balance during fiscal 2002 as compared to fiscal 2001. We do not anticipate revenues from product sales for the fiscal year ending November 30, 2003. We expect our sources of revenue for the next several years will be payments under existing and new collaborative research and development agreements.

        Research and development expenses for fiscal 2002 increased to $10,146,508 as compared to $5,498,838 for fiscal 2001. The increase in research and development expenditures was mainly due to the cost associated with the newly acquired CHF program and gout program as well as the expanded activities in connection with our ongoing cardiac arrhythmia programs. Specifically, the increase of approximately $4,648,000 in research and development expenditure for fiscal 2002, as compared to fiscal 2001, was mainly attributed to the increase of spending in the RSD1235 program, the CHF project, the gout project and the Kv1.5 project by approximately $1,452,000, $2,101,000, $782,000 and $392,000 respectively; these increases were offset by a decline of spending in the discontinued projects by approximately $113,000. The increases of expenditures in the RSD1235 program were primarily due to the cost associated with the completion of Phase II clinical trial in fiscal 2002. Approximately 70% of the research and development expense for fiscal 2002 was attributable to the cost associated with the antiarrhyhmia projects, 21% was attributable to the cost associated with the congestive heart failure project, while the remaining 9% was attributable to the cost associated with our non-cardiovascular projects, as compared to 95%, 0% and 5% respectively for fiscal 2001. We expect a slightly higher level of research and development expenditure for the fiscal year ending November 30, 2003, or fiscal 2003, as compared to those incurred in fiscal 2002. A significant portion of the research and development expenditure for fiscal 2003 will be incurred in the proof of concept study on an oral application of RSD1235 at an estimated cost of $0.5 million, manufacture of additional RSD1235 drug supplies at an estimated cost of $1.2 million, Phase III clinical trial on intravenous application of RSD1235 at an estimated cost of $4.0 million, Phase II/III clinical trial on an oral application of Oxypurinol for the treatment of CHF at an estimated cost of $3.7 million, and reanalysis of the acquired clinical data of Oxypurinol for the treatment of gout at an estimated cost of $1.2 million.

        General and administration expenses for fiscal 2002 increased to $3,409,940 as compared to $1,741,193 for fiscal 2001. The increase in general and administration expenses for fiscal 2002, as compared to fiscal 2001, was attributed to the increased expenditures of approximately $952,000 and $717,000 associated with the expanded business development and investor relations activities respectively. We expect the level of general and administration expenditure for fiscal 2003 to be comparable to those incurred in fiscal 2002.

Year ended November 30, 2001 (fiscal 2001) Compared with the Year ended November 30, 2000 (fiscal 2000)

        We incurred a net loss of $7,157,885 ($0.69 per share) in fiscal 2001 as compared to $6,495,636 ($0.69 per share) in fiscal 2000.

        Revenue for fiscal 2001 increased to $285,165 as compared to $227,458 for fiscal 2000. The increase in revenue for fiscal 2001 was due to the increase in research collaborative, licensing and option fees of $104,933; this increase was offset by the decline of grant income of $47,226. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during fiscal 2001 as compared to fiscal 2000. See "—Liquidity and Capital Resources".

        Research and development expenses for fiscal 2001 increased to $5,498,838 as compared to $4,732,656 for fiscal 2000. The increase in research and development expenditures was primarily due to the cost associated with increased operational activities as we completed a Phase I clinical trial and initiated a Phase II clinical trial for our lead compound, RSD1235, and progressed in our Kv1.5 project, and enhanced our research and development capabilities. See "Business Overview—

Antiarrhythmia Projects". Specifically, the increase of approximately $766,000 in research and development expenditure for fiscal 2001, as compared to fiscal 2000, was mainly attributed to the increase of spending in the RSD1235 program of approximately $1,389,000 offset by a decline of spending in the discontinued projects by approximately $623,000. The increases of expenditures in the RSD1235 program were primarily due to the cost associated with the completion of Phase I clinical trial in fiscal 2001. The increase was also due to the cost associated with some pre-clinical work conducted in support of our licensing activities for our Cough project. Approximately 95% of the research and development expense for fiscal 2001 was attributable to the cost associated with the antiarrhyhmia projects, while the remaining 5% was attributable to the cost associated with our non-cardiovascular projects, as compared to 77% and 23% respectively for fiscal 2000.

        General and administration expenses for fiscal 2001 increased to $1,741,193 as compared to $1,569,044 for fiscal 2000. The increase in general and administration expenses for fiscal 2001, as compared to fiscal 2000, was primarily due to the costs related to the expanded corporate activities of approximately $252,000; this increase was offset by a decline of spending in investor relations activities of approximately $80,000.

Year ended November 30, 2000 (fiscal 2000) Compared with the Year ended November 30, 1999 (fiscal 1999)

        We incurred a net loss of $6,495,636 ($0.69 per share) in fiscal 2000 as compared to $4,451,320 ($0.66 per share) in fiscal 1999.

        Revenue for fiscal 2000 decreased to $227,458 as compared to $528,686 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $390,781 compared to fiscal 1999; this decrease was offset by the additional grant income of $89,553 collected mainly from Science Council of BC. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

        Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of our CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project. Specifically, the increase of approximately $1,147,000 in research and development expenditure for fiscal 2000, as compared to fiscal 1999, was mainly attributed to the increase of spending in the arrhythmia programs (RSD1235, RSD1122 and Kv1.5) of approximately $1,811,000 offset by a decline of spending in the other discontinued projects (including cough project) by approximately $664,000. Approximately 77% of the research and development expense for fiscal 2000 was attributable to the cost associated with the antiarrhyhmia projects, while the remaining 23% was attributable to the cost associated with our non-cardiovascular projects, as compared to 57% and 43% respectively for fiscal 1999.

        General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses for fiscal 2000, as compared to fiscal 1999, was primarily due to the costs related to the expanded corporate activities of approximately $288,000 and increased investor relations activities of approximately $283,000.

LIQUIDITY AND CAPITAL RESOURCES

        Since our change of business to pharmaceutical research and development in 1992, we have financed our operations through equity financing, research fees, government grants and tax credits. In fiscal 2002, we received $27,908,517 in net proceeds from the public offering of units and $77,000 upon exercise of options. In fiscal 2001, we received a net proceeds of $966,000 from the sale of special warrants. In fiscal 2000, we received $7,348,434 in net proceeds from the sale of equity securities, $509,995 upon exercise of warrants, and $151,190 upon exercise of options. On a prospective basis, we intend to meet our financial requirements through such means as strategic alliances with multinational drug companies, and a combination of private and public equity financings.

        At November 30, 2002, our cash and cash equivalents and short-term investments aggregated $19,736,377 as compared to $4,183,580 at November 30, 2001. We invest our cash reserves in highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker's acceptances. Our working capital at November 30, 2002 was $16,883,166 as compared to $3,371,871 at November 30, 2001. Capital expenditures paid by cash during fiscal 2002 were $685,337, comprising $203,375 in capital assets and $481,962 in intellectual property rights. Investing activities also included an expenditure of $1,382,606 with respect to the acquisition of Cardiome, Inc.

        Subsequent to the year ended November 30, 2002, we received additional capital resources to fund our ongoing operation through equity financing. On April 10, 2003, we successfully closed a private placement of 3,810,000 of our special warrants for gross proceeds of $8,010,600. Each special warrant is convertible to one common share and one half of one share purchase warrant. One whole share purchase warrant entitles the holder thereof to purchase one common share at a price of $2.75 per share for a period of twelve months. In connection with the private placement, we paid a cash commission of $480,636. We plan to use the proceeds from the private placement, together with our working capital from the year ended November 30, 2002, to finance our research operations for the next two fiscal years. The net proceeds of this financing are in escrow and will be released to us on the earlier of August 10, 2003 and the date we obtain a regulatory clearance to file a final prospectus that qualifies the distribution of the shares and share purchase warrants.

        Our proposed products are currently in the research and development stage and no revenues have been generated to date from product sales, nor do we expect to generate any product revenues in the foreseeable future. Most of the pre-clinical research and clinical development work and testing for our product candidates remains to be completed. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. As a result, we expect that reliance on equity financing will continue during pre-clinical development and through the clinical stages of development. Our longer-term sustainability is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity. Although we are currently seeking corporate collaborators, we may be unable to establish any such corporate collaborations on favorable terms, or at all. Even if we are successful in establishing such relationship, these collaborations may not result in the successful development of our products or the generation of significant revenues.

        We believe that we have sufficient resources to fund operations in the next two fiscal years to November 30, 2004. However, some of the ongoing clinical studies may be completed beyond November 30, 2004; therefore, additional capital resources will be required to complete the clinical studies. For example, our planned Phase III clinical trial for the intravenous application of RSD1235 is projected is projected to be completed by the end of 2005. In addition, our future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the our product development projects. We will continue to rely on outside sources of financing to meet our capital needs beyond the next two years. However, there can be no assurance that additional financing will be available or if available, whether the terms offered are acceptable. We believe that there are significant risks and uncertainties associated with our clinical trials and product development activities. An unexpected delay or other unfavourable development involving any of our primary projects could materially and adversely effect our ability to enter into strategic alliances, license or sell it intellectual property and/or raise additional equity from outside sources. If we are unable to obtain adequate financing, it will be necessary for us to delay, curtail or cancel further development of some or all of our technologies and our business, financial condition and results of operations could be materially adversely affected. See "Risk Factors" under "Item 3. Key Information".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

        Immediately following the acquisition of Cardiome, Inc. on March 8, 2002, we reconstituted our Board of Directors. Mark Rogers, M.D. (newly elected Chairman of the Board), Myron Weisfeldt, M.D., Ralph Snyderman, M.D., Fred Mermelstein, Ph.D. and Elizabeth Rogers, M.D. joined previous board members Michael Walker, Ph.D. (founder and former Chairman of the Board), Robert Rieder (President and Chief Executive Officer), Alan Ezrin, Ph.D. (Chief Scientific Officer) and Kim Sun Oh. At our Annual and Special General Meeting held on May 27, 2002, Dr. Weisfeldt withdrew his nomination as a director. Subsequently on October 7, 2002, Arthur (Tim) Garson, Jr., M.D., M.P.H. was appointed as a director. On January 6, 2003, we announced the appointment of Douglas Janzen to the position of Chief Financial Officer and the promotion of Christina Yip to Vice President of Finance and Administration.

        All directors hold office until the next annual meeting of our shareholders or until they resign or are removed from office in accordance with our articles and by-laws and the Canada Business Corporations Act.

        Our directors and executive officers (after giving effect to the appointments described above), their position and the period during which each has served as a director or officer are as follows:

Name	Position	Period Served
Mark Rogers	Director Chairman of the Board	since 2002 since 2002
Robert W. Rieder	Director President, Chief Executive Officer	since 1997 since 1998
Alan M. Ezrin	Director, Chief Scientific Officer	since 2001
Michael J. A. Walker	Director	since 1992
Kim Sun Oh	Director	since 1997
Fred Mermelstein	Director	since 2002
Elizabeth Rogers	Director	since 2002
Ralph Snyderman	Director	since 2002
Arthur (Tim) Garson	Director	since 2002
Jim Heppell	Corporate Secretary	since 2002
Douglas Janzen	Chief Financial Officer	since 2003
Alan F. Moore	Executive Vice President, Clinical Development & Regulatory Affairs	since 2002
Gregory N. Beatch	Vice President, External Scientific Affairs	since 1997
Christina Yip	Assistant Corporate Secretary Vice President, Finance and Administration	since 2002 since 2003

        The following are short biographies of our directors, nominee director and executive officers:

Mark C. Rogers, M.D., M.B.A.—Chairman and Director

        Dr. Mark Rogers has been our Chairman of the Board and our director since March 2002. He currently serves as Chairman and Chief Executive Officer of Innovative Drug Delivery Systems, Inc. ("IDDS"). Previous to that, Dr. Rogers was the President of Paramount Capital, Inc. ("Paramount") and Paramount Capital Investments, LLC ("PCI"), and the President of Paramount Capital Asset Management, Inc. Dr. Rogers is also a member of Orion Biomedical GP, LLC, which serves as the general partner to The Orion BioMedical Funds ("Orion"), which are closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also serves as a director of Genta Incorporated (Nasdaq NM: GNTA), Discovery Laboratories, Inc., as well as several public and privately held corporations. Dr. Rogers has also been appointed as advisor to the New York City Biotechnology Emerging Industries Fund.

        Dr. Rogers is a physician trained in four medical specialties, including cardiology. He is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at The John Hopkins University ("JHU"). While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation ("Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

        Dr. Rogers received his M.D. from Upstate Medical Center and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship. Dr. Rogers is married to Dr. Elizabeth Rogers who is also our current director. Dr. Rogers is also a member and Chair of each of our Compensation Committee and Nomination Committee.

Robert W. Rieder, M.B.A.—President, Chief Executive Officer (CEO) and Director

        Mr. Rieder has been our director since April 1997, and has been employed by us on a full-time basis as our President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for dba Telecom Inc. in 1994, and was a director of SFG Technology Inc., both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc. Mr. Rieder received his MBA from the University of Western Ontario.

Alan M. Ezrin, Ph.D.—Chief Scientific Officer (CSO) and Director

        Dr. Ezrin has been our director and our Chief Scientific Officer since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific

Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product driven company. Dr. Ezrin received his Ph.D. in Pediatric Cardiology and Cardiovascular Pharmacology from the University of Miami School of Medicine.

Michael J.A. Walker, Ph.D.—Director

        Dr. Walker founded our drug discovery company, Rhythm Search Development, and brought the company public through a step-by-step reverse take over of our predecessor, Nortran Resources Ltd., in 1992. He was Chairman of the Board from January 16, 1996 to March 11, 2002 and has been a director since February 12, 1992. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at the University British Columbia since 1974. He obtained specialized degrees in pharmacology from the University of London, and has worked in industrial pharmacology at Pfizer, UK and the Parke-Davis Research Institute, Cambridge, UK. As well as his current academic position at UBC, he has held teaching positions in Europe, Asia and Africa and trained more than 70 students in many aspects of pharmacological research. Dr. Walker has focused his research interests in discovering new therapies for arrhythmias, and other heart diseases, for more than 20 years. Prior to founding the company, Dr. Walker cooperated, on a research and consulting basis, with multinational pharmaceutical companies in Europe and the USA. These cooperative ventures were mainly concerned with cardiovascular drug discovery projects. His work has led to over 200 scientific review articles, reviews, abstracts, conference proceedings as well as edited pharmacology textbooks, and chapters in a variety of books on cardiovascular techniques, and cardiovascular drugs, as well as toxins. His research, which has spanned studies drug actions from a molecular level up to and including clinical trials, has afforded experience in many of the facets of drug discovery and development. With respect to potential commercial discoveries, Dr. Walker has thirteen issued patents with six patents pending. Dr. Walker is a member and Chair of our Corporate Governance Committee, and a member of our Audit Committee.

Kim Sun Oh, C.P.A.—Director

        Mr. Oh was appointed to our Board of Directors in November, 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad (CCM), as required by the terms of CCM's subscription agreement. Mr. Oh is the Group Executive Director of the CCM Group. Mr. Oh, a Malaysian certified public accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ. Mr. Oh is a member and Chair of our Audit Committee.

Fred H. Mermelstein, Ph.D.—Director

        Dr. Mermelstein has been our director since March 2002. Dr. Mermelstein serves as Director of Venture Capital at Paramount Capital Investments, LLC., where he has been involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He has served as Director and Chief Scientific Officer of PolaRx and President of both Androgenics Technologies, Inc. ("Androgenics") and IDDS. He serves on the Board of Directors of a research foundation, the Jordan Heart Foundation. Dr. Mermelstein is also a member of Orion. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, three patents, and recipient of several research grants from both the U.S. Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes

Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ. Dr. Mermelstein is a member of our Audit Committee, Compensation Committee and Nomination Committee.

Elizabeth Rogers, M.D.—Director

        Dr. Elizabeth Rogers has been our director since March 2002. Dr. Elizabeth Rogers received her B.A. Degree from Mt. Holyoke College in 1967 and her M.D. degree from Thomas Jefferson University in 1971 and is board certified in Internal Medicine, Gastroenterology and Geriatrics. Dr. Rogers trained in Internal Medicine at Duke University Medical Center and in Geriatrics at JHU prior to joining the faculty at University of Maryland at Baltimore in 1992 where she became Professor of Medicine. In 1993, Dr. Rogers became Associate Dean of Clinical Science at Duke University Medical Center and, in 1999, became Chief of Staff at Veteran's Administration Hospital, an affiliated program of Yale University Medical School where she was responsible for the coordination of all medical activities. For the past year, Dr. Rogers has been a clinical consultant to the New York City Emerging Industries Fund and a medical consultant to Innovative Drug Delivery Systems, Inc. Dr. Rogers is married to Dr. Mark Rogers, Chairman of the Board. Dr. Elizabeth Rogers has withdrawn her name from re-nomination to our board of directors at our next annual general meeting on May 12, 2003. Dr. Rogers is currently a member of our Corporate Governance Committee.

Ralph Snyderman, M.D.—Director

        Dr. Snyderman has been our director since March 2002. Dr. Snyderman currently serves as President and CEO of the Duke University Health System based in North Carolina. He plays a leadership role in the Association of American Physicians, the Institute of Medicine and the Association of American Medical Colleges ("AAMC") that represents all U.S. medical schools and teaching hospitals. He currently serves as Chair of the AAMC.

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

        Dr. Snyderman is a member of our Compensation Committee, Corporate Governance Committee and Nomination Committee.

Arthur (Tim) Garson, Jr., M.D., M.P.H.—Director

        Dr. Garson has been our director since October 2002. Dr. Garson currently serves as Vice President and Dean for the School of Medicine at the University of Virginia. He is an internationally respected pediatric cardiologist and in 2000 served as president of the American College of Cardiology. A graduate of Princeton University in 1970, Dr. Garson received his M.D. from Duke University in 1974, remaining there for his pediatric residency. He completed a pediatric cardiology fellowship at Baylor College of Medicine and joined its faculty in 1985. In 1992, he received a masters degree in public health, specializing in health policy and health care finance, from the University of Texas in Houston, and was recruited to Duke to be Associate Vice Chancellor of Health Affairs. Three years later he returned to Baylor College of Medicine serving as Senior Vice President and Dean for academic operations and Vice President of Texas Children's Hospital.

Kenneth Galbraith, C.A.—Nominee Director

        Mr. Galbraith is nominated to join our board of directors at our next annual general meeting on May 12, 2003. Mr. Galbraith is currently the President of Gigha Consulting Ltd., a technology consulting and investment management company formed in October 2000. Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 13 year tenure. Mr. Galbraith is a director of several private and public companies, including Angiotech Pharmaceuticals, Inc., Stressgen Biotechnologies Corporation, Micrologix Biotech Inc. and Neuro Discovery Inc. He is a former founding director and chairman of B.C. Biotechnology Alliance and founding director of BIRC Corporation, a provincially-funded organization formed to build healthcare infrastructure in the Province of British Columbia. Mr Galbraith is also former chair of the Canadian Bacterial Diseases Network, one of Canada's federally-funded Networks of Centers of Excellence. Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research and the Fraser Health Authority. Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

Jim Heppell—Corporate Secretary

        Jim Heppell is a founding Partner, President and Chief Executive Officer of Catalyst Corporate Finance Lawyers of Vancouver, British Columbia. Since his call to the Bar in 1986, Mr. Heppell has worked closely with a number of biotechnology companies. In representing these companies, he has developed particular expertise in building early-stage technology companies and in completing cross-border financings and listings. Mr. Heppell is a director or officer of several other biotechnology companies, including: Forbes Medi-Tech Inc., and Genetronics Biomedical Corp. He is also CEO, President, and Chair of the Investment Committee, of Qwest Emerging Biotech (VCC) Fund Ltd., a venture fund focused on financing early stage biotechnology opportunities. Mr. Heppell has a Bachelor of Science degree in Microbiology from the University of British Columbia. Over the years, Mr. Heppell has written a number of articles and co-ordinated and taught numerous courses on corporate finance issues, such as raising money from angels, understanding venture capital term sheets, building boards, launching young technology companies, practicing blue chip corporate governance, carrying out cross-border financings and listing on Nasdaq. Mr. Heppell has a regular column in Business in Vancouver entitled Biotech Biz and is the Co-editor of the Annotated British Columbia Securities Act and Regulations.

Douglas G. Janzen—Chief Financial Officer

        Mr. Janzen joined us in the capacity of Chief Financial Officer in January 2003. Mr. Janzen has extensive experience in corporate banking and financing for Canadian Biotechnology companies. From 2001 to 2002, Mr. Janzen was Managing Director—Health Sciences and Partner at Sprott Securities Inc. Prior to that, Mr. Janzen spent three years in corporate banking with Loewen Ondaatie McCutcheon Limited. Mr. Janzen received a Physiology Degree from the University of Saskatchewan and a Masters Degree in Biochemistry from the University of British Columbia.

Alan F. Moore, Ph.D.—Executive Vice President, Clinical Development and Regulatory Affairs

        Dr. Moore joined us in the capacity of Executive Vice President of Clinical Development and Regulatory Affairs in May 2002. Dr. Moore has extensive clinical development experience and 23 years of senior management experience in pharmaceutical R&D. From 1977 to 1979 he was Assistant professor of Pharmacology at the Institute for Cardiovascular Studies and department of Pharmacology at the University of Houston. From 1979 to 1982 he was Unit Leader, Pharmacology and Senior Research Scientist at Norwich Eaton Pharmaceuticals. Following the acquisition of Norwich Eaton by Procter & Gamble, Dr. Moore had increasing senior responsibilities as Section Chief, Director of Research, Director of New Drug Development before assuming his most recent role from 1998 to 2002 as General Manager, Cardiac R&D. Dr. Moore obtained his Ph.D. in pharmacology in 1974 from the University of Aston in Birmingham, England.

Gregory N. Beatch, Ph.D.—Vice President, External Scientific Affairs

        Dr. Beatch has been Vice President, Research since June 1997 and was re-titled Vice President, External Scientific Affairs on July 20, 2001. Dr. Beatch joined us in September 1996 as Head of Pharmacology on a one year renewable exchange program from the TPD, Health Canada the equivalent of the U.S. FDA. Dr. Beatch was a Research Scientist for the Drugs Directorate of the TPD. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also held Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch currently holds an Adjunct Professorship in Pharmacology in the Faculty of Medicine at the University of British Columbia and has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Christina Yip, CMA—Vice President, Finance & Administration and Assistant Corporate Secretary

        Ms. Yip has been Vice President of Finance & Administration since January 6, 2003 and Assistant Corporate Secretary to the Board of Directors since May 17, 2002. Ms. Yip joined us as Financial Controller in September 1998 and was appointed as Director of Finance & Administration in September 2002. Ms. Yip also acted as Acting Chief Financial Officer from December 23, 2000 to January 5, 2003 and Corporate Secretary from September 13, 2000 to May 16, 2002. Prior to joining us, Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the TSX Venture Exchange Inc. (formerly the Canadian Venture Exchange Inc.) and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

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

Eduardo Marbán, M.D., Ph.D

        Dr. Marbán is a member of our Scientific Advisory Board and our consultant (see "Business Overview—Licenses and Collaborative Research Agreements—Marban Agreement"). Dr. Marbán currently serves as Professors of Medicine, Physiology and Biomedical Engineering at JHU. In addition, Dr. Marbán is the founder and Director of the Institute of Molecular Cardiobiology, is the Michel Mirowski, M.D. Professor of Cardiology and is the Vice-Chairman for Research, Department of Medicine, all at JHU. Dr. Marbán is an active full-time staff member of the Department of Medicine and is attending physician, Coronary Care Unit, The Johns Hopkins Hospital.

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

        Dr. Marbán was a member of the Cardiac Research Advisory Panel, Procter and Gamble Pharmaceuticals, was a consultant and founder of Physiome Sciences, Inc., a consultant to Otsuka Pharmaceutical Co., Inc. and is a founder of Cardiome, Inc., our wholly-owned subsidiary.

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

BOARD COMMITTEES

        From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nomination Committee. The Board has not appointed an Executive Committee.

AUDIT COMMITTEE

        We are required to have an Audit Committee. The current members of our Audit Committee are Kim Sun Oh (Chair), Fred H. Mermelstein and Michael J.A. Walker, none of whom is a current or former executive officer.

        The Committee reviews the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Committee meets with our independent auditors without the presence of management on a quarterly basis to discuss the financial statements and with the presence of management at least annually to review the results of the annual audit and discuss the financial statements, other published financial information that requires the approval of the Board and any changes in accounting practices. The Committee recommends to the Board the independent auditors to be retained and the fees to be paid, and receives and considers the auditors' comments (out of the presence of management) as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within our company.

        The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of our assets.

COMPENSATION COMMITTEE

        The Compensation Committee is responsible for determining the compensation of executive officers of the Company. The current members of the Committee are Mark C. Rogers (Chair), Ralph Snyderman and Fred H. Mermelstein, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

        The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Committee is authorized to grant options to purchase up to 15,000 Common Shares to an employee, consultant or insider of the Company without further approval of the Board, provided such grant is made under the Company's stock option plan.

CORPORATE GOVERNANCE COMMITTEE

        The Corporate Governance Committee is currently comprised of Michael J.A. Walker (Chair), Ralph Snyderman and Elizabeth L. Rogers, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

        The Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also ensures there is a process in place for orientation and education of new directors and for continuing education of the Board. The Committee also assesses the effectiveness of the Board and its committees on an ongoing ad hoc basis. It also reviews at least annually the Company's responsiveness to environmental impact, health and safety and other regulatory standards.

NOMINATION COMMITTEE

        The members of the Nomination Committee of the Company are currently Mark C. Rogers (Chair), Ralph Snyderman and Fred H. Mermelstein, none of whom is a current or former executive officer of the Company. The Committee meets at least once a year.

        The Committee identifies and recommends candidates for election to the Board and for appointment as Chief Executive Officer. The Committee also assists the Chief Executive Officer of the Company in selecting its senior management. The Committee assesses the effectiveness of the Chairman and all other individual directors on an annual basis.

EMPLOYEES

        As of March 31, 2003, we have 40 employees, including part-time employees, 30 of which are employed in research and development and ten of which are engaged in administration. Of the 30 engaged in research and development, 15 have Ph.D. or Masters degrees in a scientific field. At this time, none of our employees are subject to collective bargaining agreements. We expect to add a small number of employees sufficient to support the increased clinical development activities during fiscal 2003.

COMPENSATION OF EXECUTIVE OFFICERS

NAMED EXECUTIVE OFFICERS OF THE COMPANY

        "Named Executive Officer" means our chief executive officer and each of our four most highly compensated executive officers, who were serving as executive officers at the end of the fiscal year ended November 30, 2002 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year ended November 30, 2002.

        During the most recently completed fiscal year, we had five Named Executive Officers: Robert W. Rieder, President and Chief Executive Officer; Alan M. Ezrin, Chief Scientific Officer; Alan F. Moore, Executive Vice President, Clinical Development and Regulatory Affairs; Gregory N. Beatch, Vice President, External Scientific Affairs; and Christina Yip, Vice President, Finance and Administration. On January 6, 2003, Douglas G. Janzen was appointed to the position of Chief Financial Officer.

SUMMARY OF COMPENSATION

        The following table is a summary of the compensation we paid to our Named Executive Officers during the fiscal years ended November 30, 2002, 2001 and 2000.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Year Ended Nov. 30	Salary ($)	Bonus ($)		Other ($)		Securities Under Options Granted (#)	All Other Compensation ($)
Robert W. Rieder President and Chief Executive Officer	2002 2001 2000	394,939 241,250 200,000	231,050 Nil Nil	(5)	Nil Nil Nil		607,500 7,500 113,750	Nil Nil Nil
Alan M. Ezrin Chief Scientific Officer	2002 2001 2000	362,946 258,836 Nil	232,050 Nil Nil	(5)	71,866 42,802 Nil	(1) (1)	607,500 195,000 Nil	Nil 60,000 Nil	(2)
Alan F. Moore(3) Executive Vice President, Clinical Development & Regulatory Affairs	2002 2001 2000	194,222 Nil Nil	39,125 Nil Nil	(6)	Nil Nil Nil		400,000 Nil Nil	21,785 Nil Nil	(2)
Gregory N. Beatch Vice President, External Scientific Affairs	2002 2001 2000	140,000 140,000 131,333	25,497 Nil Nil	(4)	Nil Nil Nil		40,000 Nil 16,250	Nil Nil Nil
Christina Yip Vice President, Finance and Administration	2002 2001 2000	104,628 75,000 65,833	Nil Nil Nil		Nil Nil Nil		63,750 2,500 15,000	Nil Nil Nil

(1)
This sum represents tax allowances paid as per his employment agreement at a rate of US$43,000 per year.

(2)
This sum represents relocation expenses paid.

(3)
We hired Dr. Alan F. Moore in May 2002 at a base salary of US$225,000 per year. During the period of May 13, 2002 to November 30, 2002, total salary paid to Dr. Moore was $194,222.

(4)
This sum represents a discretionary bonus payment, exceeding the contractual bonus payment in our employment contract with Dr. Beatch.

(5)
This sum includes unpaid estimated discretionary bonus payment of $78,250 for milestones achieved in fiscal 2002.

(6)
This sum represents unpaid estimated discretionary bonus payment for milestones achieved in fiscal 2002.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

        During the fiscal year ended November 30, 2002, the following incentive stock options were granted to our Named Executive Officers.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year		Exercise or Base Price ($/Security)		Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)		Expiry Date
Robert W. Rieder	Feb 5/02 May 17/02	7,500 600,000	0.27 21.55	% %	$ $	3.68 3.32	$ $	3.48 2.90	Feb 4/07 May 16/09
Alan M. Ezrin	Feb 5/02 May 17/02	7,500 600,000	0.27 21.55	% %	$ $	3.68 3.32	$ $	3.48 2.90	Feb 4/07 May 16/09
Alan F. Moore	May 27/02	400,000	14.37%			$3.32		$3.00	May 26/09
Gregory N. Beatch	May 27/02	40,000	1.44%			$3.32		$3.00	May 26/08
Christina Yip	May 27/02	63,750	2.29%			$3.32		$3.00	May 26/08

(1)
Calculated as the closing price of our Common Shares on the TSX on the date of grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

        The following table sets forth details of all exercises of incentive stock options during the fiscal year ended November 30, 2002 by our Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

			Unexercised Options at Fiscal Year-End (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)
Name	Securities Acquired on Exercise (#)	Value Realized ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Robert W. Rieder	—	—	678,750/200,000	—/—	(2)
Alan M. Ezrin	—	—	602,500/200,000	—/—	(2)
Alan F. Moore	—	—	80,000/320,000	—/—	(2)
Gregory N. Beatch	—	—	30,000/40,000	—/—	(2)
Christina Yip	—	—	21,250/63,750	—/—	(2)

(1)
The market value of our Common Shares on the TSX was $2.33 at fiscal year-end, November 30, 2002.

(2)
The exercise or base price of these options exceeded the market value of our Common Shares at fiscal year-end and hence these options were not in the money.

PENSION PLANS

        We do not provide retirement benefits for directors or officers.

COMPENSATION OF DIRECTORS

        During the most recently completed fiscal year, outside directors received compensation for services provided to us in their capacities as directors and/or consultants and/or experts as follows:

Name of Director	Directors' fees ($)	All Other Compensation ($)
Michael J.A. Walker	20,867	20,833	(1)
Clive P. Page(2)	2,500	Nil
Allen I. Bain(2)	2,500	Nil
Colin R. Mallet(2)	2,500	1,500	(1)
Kim Sun Oh	18,937	1,000	(1)
Darrell Elliott(2)	2,500	Nil
Elizabeth Rogers	15,298	Nil
Fred Mermelstein	10,212	Nil
Ralph Synderman	15,269	Nil
Arthur Garson	1,167	Nil

(1)
Consulting fees or meeting fees.

(2)
Resigned on March 8, 2002.

        Effective March 11, 2002, our non-management directors are paid a meeting fee of US$750 per tele-conference meeting or US$2,500 per meeting attended in person. Each of the directors also receives an annual grant of incentive stock options to purchase 12,500 Common Shares. Each new non-management director also receives a grant of incentive stock options to purchase 50,000 Common Shares when he or she first joins the Board. Management directors do not receive separate compensation for their participation in board or committee meetings or for their services as our directors, other than grants of incentive stock options. We pay all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

        Dr. Mark C. Rogers was appointed as our Chairman on March 11, 2002. Effective May 1, 2002, Dr. Rogers is paid an annual fee of US$100,000 for providing his advice on corporate and strategic matters and for overseeing all meetings of our board of directors. Dr. Rogers' agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. During the period from May 1, 2002 to November 30, 2002, total fees paid to Dr. Rogers were $90,837. He also received a grant of options to purchase 125,000 Common Shares for five years at $3.00 per share which all vested immediately.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

        We have entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder

        Under the employment agreement with Robert W. Rieder dated March 8, 2002, which superseded the employment agreement dated March 19, 1998, as amended on March 20, 2001, Mr. Rieder acts as our President and Chief Executive Officer in consideration for an annual salary of US$300,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Mr. Rieder is eligible for a discretionary cash bonus, if certain milestones agreed to between the Board and Mr. Rieder are met. He also received a grant of options to purchase 600,000 Common Shares at $3.32 per share for a period of seven years, of which 400,000 vested at the time of grant and the remaining 200,000 will vest over the two years following the first anniversary of the date of grant upon the achievement of milestones agreed to between the Compensation Committee and Mr. Rieder. He is entitled to five weeks of paid vacation each year.

        Mr. Rieder's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. If Mr. Rieder's employment is terminated without cause or there is a change of control of our company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months' salary. In addition, upon termination of employment without cause or a change of control, all outstanding incentive stock options held by Mr. Rieder will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Alan M. Ezrin

        Under the employment agreement with Alan M. Ezrin dated March 8, 2002, which superseded the employment agreement with Dr. Ezrin effective January 15, 2001, Dr. Ezrin acts as our Chief Scientific Officer in consideration for an annual salary of US$250,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Dr. Ezrin is eligible for a discretionary cash bonus if certain milestones agreed to between the Board and Dr. Ezrin are met. Dr. Ezrin also received a grant of options to purchase 600,000 Common Shares at $3.32 per share for a period of seven years, of which 400,000 vested at the time of grant and the remaining 200,000 will vest over the two years following the first anniversary of the date of grant upon the achievement of milestones agreed to between the Compensation Committee and Dr. Ezrin. He is entitled to five weeks of paid vacation and receives a tax allowance of US$43,000 each year.

        Dr. Ezrin's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. If Dr. Ezrin's employment is terminated without cause or there is a change of control of our company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months' salary. In addition, upon termination of employment without cause or a change of control, all outstanding incentive stock options held by Dr. Ezrin will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Doug G. Janzen

        Under the employment agreement with Douglas G. Janzen dated January 6, 2003, Mr. Janzen acts as our Chief Financial Officer in consideration for an annual salary of $250,000, payable in equal semi-monthly installments. This salary is reviewed annually by us. Mr. Janzen is eligible for a discretionary annual cash bonus, if certain milestones agreed to between us and Mr. Janzen are met. He also received a grant of 400,000 incentive stock options of which 80,000 vested upon grant and the remaining 320,000 will vest over four years, at a rate of 80,000 per year on the anniversary date of the date of grant. He is entitled to five weeks of paid vacation each year.

        Mr. Janzen's employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days' written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Janzen's employment is terminated by us without cause or there is a change of control of our company, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months' salary. In addition, upon termination of employment without cause or a change of control, 50% to 100% of the outstanding incentive stock options held by Mr. Janzen will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Alan F. Moore

        Under the employment agreement with Alan F. Moore effective May 13, 2002, Dr. Moore acts as our Executive Vice President, Clinical Development & Regulatory Affairs in consideration for an annual salary of US$225,000, payable in equal semi-monthly installments. This salary is reviewed annually by us. Dr. Moore is eligible for an annual cash bonus of up to 30% of his annual salary, if certain milestones agreed to between us and Dr. Moore are met. He also received a grant of 400,000 incentive stock options of which 80,000 vested upon grant and the remaining 320,000 will vest over four years, at a rate of 80,000 per year on the anniversary date of the date of grant. He is entitled to five weeks of paid vacation each year.

        Dr. Moore's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days' written notice before the end of the applicable term. If Dr. Moore's employment is terminated without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months' salary. In addition, the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination.

Gregory N. Beatch

        Under the employment agreement with Gregory N. Beatch dated July 16, 2001, Dr. Beatch acts as our Vice President, External Scientific Affairs in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by us are met. He is also eligible for grants of incentive stock options as determined by the Board. He is entitled to three weeks of paid vacation each year.

        Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon 30 days' written notice and he will be entitled to receive any salary owed up to the date of termination. If we terminate his employment without cause or following a change of control of our company, Dr. Beatch is entitled to receive a severance payment equal to 12 months' or 18 months' salary respectively. In addition, upon a change of control, all outstanding incentive stock options held by Dr. Beatch will immediately vest and the expiry date of all outstanding incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant. He will also be entitled to receive coverage of medical and life insurance benefits for up to 18 months.

Christina Yip

        Under the employment agreement with Christina Yip dated January 6, 2003, Ms. Yip acts as our Vice President, Finance and Administration in consideration for an annual salary of $135,000, payable in equal semi-monthly installments. This salary is reviewed annually by us. She is entitled to four weeks of paid vacation each year.

        Ms. Yip's employment agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 60 days' written notice before the end of the applicable term. If Ms. Yip's employment is terminated without cause, she is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 12 months' salary. In addition, upon termination of employment without cause, all outstanding incentive stock options held by Ms. Yip will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination.

        The Named Executive Officers participate in all employee benefits maintained by us, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

DIRECTORS' AND OFFICERS' INSURANCE

        We maintain liability insurance for our directors and officers in the aggregate amount of $5,000,000, subject to a deductible loss of up to $150,000 depending on the nature of the claim. We pay a total annual premium of $83,000, which premium has not been specifically allocated between directors as a group and officers as a group.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        None of our directors and officers or affiliate of such person is or has been indebted to our company or our subsidiaries at any time since the beginning of our last completed fiscal year.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets out details of our shares and options that are held by our directors and executive officers as at March 31, 2003.

Name	Number of Common Shares	Percentage of Issued and Outstanding Common Shares	Number of Shares held under Option	Exercise Price		Expiration Date
Mark Rogers	Nil	N/A	125,000		$3.00	May 16, 2007
Robert Rieder	84,100	0.30%	50,000 50,000 13,750 7,500 7,500 600,000	$ $ $ $ $ $	5.52 5.08 7.24 3.00 3.68 3.32	September 12, 2006 March 24, 2006 March 29, 2005 August 21, 2006 February 4, 2007 May 16, 2009
Alan Ezrin	26,575	0.09%	187,500 7,500 7,500 600,000	$ $ $ $	2.92 3.00 3.68 3.32	January 29, 2007 August 21, 2006 February 4, 2007 May 16, 2009
Michael Walker	608,016	2.15%	7,500 7,500 50,000	$ $ $	3.00 3.68 3.00	August 21, 2006 February 4, 2007 May 16, 2007
Kim Sun Oh	27,000	0.10%	7,500 7,500 50,000	$ $ $	3.00 3.68 3.00	August 21, 2006 February 4, 2007 May 16, 2007
Fred Mermelstein	931,085	3.29%	50,000		$3.00	May 16, 2007
Elizabeth Rogers	454,091	1.60%	50,000		$3.00	May 16, 2007
Ralph Snyderman	Nil	N/A	75,000		$3.00	May 16, 2007
Arthur (Tim) Garson	Nil	N/A	50,000		$3.00	September 30, 2007
Douglas Janzen	47,000	0.16%	400,000		$3.32	January 5, 2009
Alan Moore	Nil	N/A	400,000		$3.32	May 26, 2009
Gregory Beatch	12,500	0.04%	16,250 13,750 40,000	$ $ $	5.08 4.20 3.32	May 24, 2006 October 15, 2004 May 26, 2008
Christina Yip	1,900	Nil	9,375 5,625 3,750 2,500 63,750 15,000	$ $ $ $ $ $	5.52 5.08 5.04 2.80 3.32 3.32	September 12, 2006 May 24, 2006 January 10,2005 November 26, 2007 May 26, 2008 January 5, 2009
James Heppell	Nil	N/A	50,000		$3.32	August 5, 2007
TOTAL	2,192,267	7.74%	3,031,250

STOCK OPTION PLAN

        At our annual meeting of shareholders held on May 28, 2001, we adopted a new stock option plan. The purpose of the plan is to enable us to attract and retain personnel of the highest calibre by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts and provide incentive to our employees, officers, directors and consultants responsible for our continued success.

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

        The maximum number of common shares that are currently issuable under the plan is 5,500,000 common shares. The maximum number of common shares that may be optioned in favour of any single individual under the plan will not exceed 5% of the issued and outstanding common shares at the date of the grant. The maximum number of common shares which may be optioned in favour of directors and senior officers under the plan is 10% of the issued and outstanding common shares at the date of the grant.

INCENTIVE STOCK OPTIONS

        The following table summarizes our outstanding incentive stock options as of March 31, 2003.

Date of Grant	Number of Options	Exercise Price	Market Value on Date of Grant	Expiry Date
(a) Executive Officers (8 persons)
October 16, 1998	13,750	$4.20	$4.08	October 15, 2004
January 11, 1999	3,750	$5.04	$5.16	January 10, 2005
March 30, 2000	13,750	$7.24	$7.24	March 29, 2005
May 25, 2000	71,875	$5.08	$5.20	May 24, 2006
September 13, 2000	59,375	$5.52	$6.12	September 12, 2006
August 22, 2001	15,000	$3.00	$2.88	August 21, 2006
January 30, 2001	187,500	$2.92	$3.56	January 29, 2007
November 27, 2001	2,500	$2.80	$2.76	November 26, 2007
February 5, 2002	15,000	$3.68	$3.48	February 4, 2007
May 17, 2002	125,000	$3.00	$2.90	May 16, 2007
May 17, 2002	1,200,000	$3.32	$2.90	May 16, 2009
May 27, 2002	103,750	$3.32	$3.00	May 26, 2008
May 27, 2002	400,000	$3.32	$3.00	May 26, 2009
August 6, 2002	50,000	$3.32	$1.50	August 5, 2007
January 6, 2003	415,000	$3.32	$2.97	January 5, 2009

	2,676,250
(b) Non-Executive and Former Directors (7 persons)
November 1, 1999	12,500	$2.44	$2.40	October 31, 2004
August 22, 2001	22,500	$3.00	$2.88	August 21, 2006
February 5, 2002	22,500	$3.68	$3.48	February 4, 2007
May 17, 2002	275,000	$3.00	$2.90	May 16, 2007
October 1, 2002	50,000	$3.00	$2.43	September 30, 2007

	382,500

(c) Employees and Former Employees (29 persons)
June 12, 1998	18,750	$6.32	$5.40	June 11, 2004
October 16, 1998	21,250	$4.20	$4.08	October 15, 2004
November 1, 1999	2,500	$2.44	$2.40	October 31, 2005
May 25, 2000	34,375	$5.08	$5.20	May 24, 2006
December 19, 2000	9,375	$2.60	$2.32	December 18, 2006
August 22, 2001	18,750	$3.00	$2.88	August 21, 2007
November 27, 2001	53,750	$2.80	$2.76	November 26, 2007
May 27, 2002	351,625	$3.32	$3.00	May 26, 2008
October 1, 2002	10,000	$3.32	$2.43	September 30, 2008
November 20, 2002	30,000	$3.32	$2.35	November 19, 2008
December 2, 2002	75,000	$3.32	$2.33	December 1, 2008
February 4, 2003	35,000	$3.32	$2.18	February 3, 2009

	660,375
(d) Scientific Advisory Board Members, Consultants and Former Consultants (7 persons)
November 1, 1999	12,500	$2.44	$2.40	October 31, 2005
February 14, 2000	12,500	$4.20	$4.72	February 13, 2006
September 13, 2000	5,000	$5.52	$6.12	September 12, 2006
March 11, 2002	5,000	$3.32	$3.20	March 10, 2008
March 11, 2002	25,000	$3.82	$3.20	March 10, 2004
October 1, 2002	5,000	$3.32	$2.43	September 30, 2008

	65,000
TOTAL:	3,784,125

        The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other person or entity. The following table sets forth certain information as of March 31, 2003 concerning the beneficial ownership of our common shares as to each person known to our management that is a beneficial owner of more than 5% of our outstanding shares:

Title of Class	Identity of Person or Group	Amount Owned		Percentage of Class
Common shares	Lindsay Rosenwald 2000 Family Trusts and the Lindsay Rosenwald 2000 Irrevocable Trust(2)	2,585,608	(2)	9.14%
Common shares	Pembroke Management Ltd.(1)	2,407,000	(3)	8.50%
Common shares	RBC Global Investment Management Inc.(1)	2,182,623	(3)	7.70%

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

(3)
Shareholding based on our knowledge.

        Our major shareholders do not have different voting rights than other shareholders.

UNITED STATES SHAREHOLDERS

        On March 31, 2003, we had 61 (2002 - 55 and 2001 - 33) registered shareholders with addresses in the United States holding approximately 9,619,925 common shares or approximately 33.98% (2002 - 33.71% and 2001 - 10.46%) of the total number of issued and outstanding shares. US residents also hold warrants to purchase 896,023 common shares. Residents of the United States may beneficially own common shares and warrants registered in the names of non-residents of the United States.

RELATED PARTY TRANSACTIONS

CONFLICT OF INTEREST

        Although our directors and officers have various fiduciary obligations to us, situations may arise where the interests of the directors and officers of our subsidiaries or of the other shareholders thereof (other than Cardiome Pharma Corp.) could conflict with those of ours. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers and personnel of our company, such subsidiaries and their associates and their affiliates. These conflicts are normally resolved in accordance with the applicable statutory provisions and common law requirements for the disclosure of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest.

        Some of our directors and officers are also directors and officers of other reporting companies. It is possible, therefore, that a conflict may arise between their duties as our director or officer and their duties as a director or officer of such companies. All such conflicts are disclosed by them in accordance with the Canada Business Corporations Act and they govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

RELATED PARTY TRANSACTIONS

        In August 2001 we signed an Introduction Agreement with Paramount. Pursuant to the Introduction Agreement, we agreed to issue to Paramount 187,500 warrants and to pay a fee to Paramount in connection with the completion of the acquisition of Cardiome, Inc. (formerly Paralex, Inc.). The fee was determined to be US$235,825 and was paid in April 2002. Pursuant to the same agreement, we had paid a cumulative total of US$30,000 in retainer fees to Paramount as at November 30, 2002. Of these retainer fees, US$15,000 were paid during the year ended November 30, 2001 and the remaining US$15,000 were paid during the year ended November 30, 2002. The agreement with Paramount was terminated in February 2002.

        Mark Rogers, M.D, our current Chairman of the Board, who is now Chairman and Chief Executive Officer of Innovative Drug Delivery Systems, Inc., was the president of Paramount. Prior to our acquisition, Dr. Rogers is also the former chairman of the board of Cardiome, Inc. Elizabeth

Rogers, M.D., our current director, was formerly an employee of PCI and a founding shareholder of Cardiome, Inc. Fred Mermelstein, Ph.D. is an employee of PCI and also a former director and founding shareholder of Cardiome, Inc. In addition, Dr. Lindsay A. Rosenwald, M.D., the sole stockholder, Chairman, and CEO of Paramount and the sole and managing member of PCI, established several family trusts which had a substantial equity interest in Cardiome, Inc., and consequently, currently have a substantial equity interest in our company.

        None of the foregoing parties, including Paramount, PCI, and Drs. Rosenwald, Rogers, Rogers, and Mermelstein are obligated pursuant to any agreement or understanding with us to make any additionally products or technologies available to, our companies, nor can there be any assurance, and we do not expect, that any biomedical or pharmaceutical product or technology identified by Paramount, PCI, or their affiliates in the future be made available to our companies.

        The following are payments we made in related party transactions during the fiscal years ended November 30, 2002, 2001 and 2000.

	2002	2001	2000
	$	$	$
Paid to shareholders for:
—research consulting services	117,893	—	—
Paid to companies with a common director for:
—contract research services	—	16,838	30,539
Paid to directors for:
—research consulting services	20,833	113,732	104,901
—administrative consulting services	2,500	16,500	30,700
Law firm in which an officer is partner for:
—legal services	100,159	—	—
Accounts receivable from directors and/or companies with a common director	—	1,500	—
Accounts payable to directors and/or companies with a common director or related parties for services provided	27,355	84,709	18,276

        All transactions are recorded at their exchange amounts and accounts receivable and accounts payable are subject to normal trade terms.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        The following financial statements are included in this Annual Report:

  1.
  our audited consolidated financial statements including the consolidated balance sheets as at November 30, 2002 and 2001, the consolidated statements of loss and deficit and cash flow for the years ended November 30, 2002, 2001 and 2000, and the notes to those statements and the auditor's report thereon; and

  2.
  our pro forma consolidated statement of loss for the year ended November 30, 2002.

LEGAL OR ARBITRATION PROCEEDINGS

        We are not a party to any material pending legal or arbitration proceedings and is not aware of any contemplated legal proceedings to which it may be a party.

DIVIDEND POLICY

        We have not declared or paid any dividends on our outstanding common shares since our inception and do not anticipate that it will do so in the foreseeable future. The declaration of dividends on our common shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, our earnings, capital requirements and the operating and financial condition. At the present time our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the further development of our business.

SIGNIFICANT CHANGES SUBSEQUENT TO NOVEMBER 30, 2002

        On April 10, 2003, we closed a private placement of 3,810,000 of our special warrants for gross proceeds of $8,010,600. Each special warrant is convertible to one common share and one half of one share purchase warrant. One whole share purchase warrant entitles the holder thereof to purchase one common share at a price of $2.75 per share for a period of twelve months. In connection with the private placement, we paid a cash commission of $480,636. We plan to use the proceeds from the private placement, together with our working capital from the year ended November 30, 2002, to finance our research operations for the next two fiscal years. The net proceeds of this financing are in escrow and will be released to us on the earlier of August 10, 2003 and the date we obtain a regulatory clearance to file a final prospectus that qualifies the distribution of the shares and share purchase warrants.

ITEM 9. THE LISTING

        Our common shares have traded on the Toronto Stock Exchange (the "TSX") since July 25, 2000 under the symbol "COM" (previously "NRT"), and in the United States are quoted on the NASD OTC Electronic Bulletin Board under the symbol "COMRF" (previously "NTRDF"). Our common shares were also traded on the TSX Venture Exchange Inc. until February 2, 2001.

        The following table sets forth the high and low sales prices (Cdn. Dollars) of the our common shares on the TSX and TSX Venture Exchange as well as the high and low sales prices (U.S. Dollars) on the NASD OTC Electronic Bulletin Board for the last five fiscal years. The information set forth below in the column entitled Toronto Stock Exchange reflects the highest and lowest sale prices reported on either the TSX or the TSX Venture Exchange, as the case may be, for each time period which includes any date from July 25, 2000 through February 1, 2001.

        All share prices on the following table reflect the four-to-one share consolidation (reverse stock split) completed on March 8, 2002.

	Toronto Stock Exchange Price Range (in Cdn.$)		NASD OTC Electronic Bulletin Price Range (in U.S.$)
Time Period
	High	Low	High	Low
April 1 to April 29, 2003	$2.30	$2.06	$1.50	$1.25
Month ended March 31, 2003	$2.63	$2.17	$1.85	$1.45
Month ended February 28, 2003	$2.44	$2.01	$1.45	$1.35
Month ended January 31, 2003	$3.00	$2.15	$1.75	$1.30
Month ended December 31, 2002	$2.70	$2.20	$1.80	$1.45
Month ended November 30, 2002	$2.70	$1.90	$1.50	$1.10
Fiscal year ended November 30, 2002:
Fourth Quarter	$3.25	$1.40	$2.18	$0.97
Third Quarter	$2.85	$1.35	$1.90	$0.80
Second Quarter	$3.48	$2.55	$2.20	$1.45
First Quarter	$5.20	$2.52	$3.20	$1.48
Fiscal year ended November 30, 2001:
Fourth Quarter	$3.56	$1.60	$2.28	$1.40
Third Quarter	$3.92	$2.60	$2.40	$1.60
Second Quarter	$3.80	$2.40	$2.52	$1.60
First Quarter	$4.00	$2.00	$3.36	$1.40
Fiscal year ended November 30, 2000:	$10.84	$1.88	$9.00	$1.00
Fiscal year ended November 30, 1999:	$6.92	$2.00	$4.52	$1.36
Fiscal year ended November 30, 1998:	$12.60	$3.32	$13.00	$2.00

ITEM 10. ADDITIONAL INFORMATION

ARTICLES & BY-LAWS

        Cardiome Pharma Corp or the Company was continued under the Canada Business Corporations Act, or the CBCA on March 8, 2002 under number 402208-4. The Company has no restrictions on its business imposed by the CBCA. The Company is authorized to issue unlimited common shares without par value, of which 28,308,098 common shares are issued and outstanding as of the date of this Annual Report.

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

        The Company is seeking shareholder approval at our annual general meeting to be held on May 12, 2003 to the creation of preferred shares issuable in series. Each series of preferred shares would have the rights and restrictions determined by the board of directors of the Company at the time the series is created.

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

4.
License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Cardome, Inc. and The Johns Hopkins University. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

5.
License agreement dated December 19, 2001 between Cardiome, Inc. and ILEX Oncology, Inc. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements"

6.
Agreement dated May 2001 and dated as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

7.
Employment Agreement dated July 16, 2001 with Dr. Gregory Beatch. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers."

8.
Development and Transfer Agreement dated September 18, 2002 with UCB Farchim S.A. See "Item 4. Information on the Company—Business Overview—Licenses and Collaborative Research Agreements."

9.
Employment Agreement dated March 8, 2002 with Mr. Robert Rieder. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers".

10.
Employment Agreement dated March 8, 2002 with Dr. Alan M. Ezrin. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers."

11.
Employment Agreement effective May 13, 2002 with Dr. Alan Moore. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers."

12.
Employment Agreement dated January 6, 2003 with Doug Janzen. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers."

13.
Employment Agreement dated January 6, 2003 with Christina Yip. See "Item 6. Directors, Senior Management and Employees—Management Contracts of Named Executive Officers."

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

        The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, foreign, and alternative minimum tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. HOLDERS

        As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, an estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, or a trust if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, Holders who are subject to alternative minimum tax, and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON SHARES OF THE COMPANY

        U.S. Holders, who are not subject to any of the provisions described in the "Other Considerations for U.S. Holders" section, and who receive distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Any Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust, if such holder has satisfied applicable holding period requirements. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

FOREIGN TAX CREDIT

        A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

        A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation is classified as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

        Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it consituted a PFIC until sometime in 2002. The Company does not believe that it is currently a PFIC because less than 75% of its gross income is passive income (as defined for this purpose) and less than 50% of the value of its assets that produce or are held for the production is of passive income. The Company may be again treated as a PFIC in the future if one of the tests described above is met.

        For each U.S. Holder that acquires stock in the Company currently, such U.S. Holder should not be subject to the PFIC rules described below. However, if the Company is again treated as a PFIC in the future while such U.S. Holder holds common shares in the Company, then the PFIC rules discussed below should apply to such U.S. Holder. In addition, if a U.S. Holder acquired common shares in the Company in a prior year when the Company was treated as a PFIC, then the fact that the Company ceased to be a PFIC in 2002 is irrelevant and the PFIC rules discussed below should apply unless (i) such U.S. Holder elected to treat the Company as a QEF during all of the time such U.S. Holder owns Company common shares (discussed further below), or (ii) such U.S. Holder makes a special election to recognize gain on the last day in which the Company was a PFIC.

        Each U. S. Holder of PFIC stock must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company's qualifies as a PFIC on his pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

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

        With respect to a situation in which a Pedigreed QEF election is made, if the Company is no longer treated as a PFIC in a subsequent year, normal Code rules apply, not the PFIC rules.

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

AVAILABILITY OF DOCUMENTS

        Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the Securities Commissions in Canada can be obtained from the website located at www.sedar.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income it can earn on its cash equivalents and on the increase or decrease in the amount of interest expense we must pay with respect to its capital lease obligations. We are subject to interest rate risk on its cash equivalents and short-term investments which at November 30, 2002 had an average interest rate of approximately 1.88% and 3.17% respectively. During the fiscal year ended November 30, 2002, we were subject to interest rate risk on its capital lease obligations which carried an annual rate of 7.0%. We do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of its invested principal funds by limiting default risk, market risk and reinvestment risk, and mitigates default risk by investing in investment grade securities. A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our interest sensitive financial instruments. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time will increase its interest expense.

FOREIGN CURRENCY RISK

        We have operated primarily in Canada and most transactions in the fiscal year ending November 30, 2002, have been made in Canadian dollars. We also maintain U.S. currency accounts for transactions in settlement of U.S. dollars. We have not had any material exposure to foreign currency rate fluctuations, nor do we have any foreign currency hedging instruments in place.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        N/A.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        N/A.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

        Cardiome Pharma Corp. or the Company was incorporated under the Company Act (British Columbia). On March 8, 2002, the Company continued under the Canada Business Corporations Act. The rights of securities holders are substantially similar under the Company Act (British Columbia) and the Canada Business Corporations Act. In addition, on March 8, 2002, the Company effected a four-to-one share consolidation, or reverse stock split, resulting in its outstanding common shares being reduced from 113,172,393 to 28,293,098 and its fully diluted common shares being reduced from 136,370,232 to 34,092,558. Other than a pro rata reduction in each shareholder's number of shares, this transaction does not modify the rights of such shareholders.

ITEM 15. CONTROL AND PROCEDURES

        Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future evenets and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

        In addition, we reviewed our internal controls, and there were no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

        The financial statements filed as part of this Annual Report are listed in "Item 19. Financial Statements and Exhibits".

        Our financial statements included herein, are stated in accordance with accounting principles generally accepted in Canada and have been reconciled to United States GAAP. For the history of exchange rates which were in effect for Canadian dollars against United States dollars, see "Item 3. Key Information—Currency Exchange Rates".

ITEM 18. FINANCIAL STATEMENTS

        We have elected to provide financial statements pursuant to "Item 17. Financial Statements".

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A.    Financial Statements

Consolidated Financial Statements

Cardiome Pharma Corp.
(Expressed in Canadian dollars)

November 30, 2002

AUDITORS' REPORT

To the Shareholders of
 Cardiome Pharma Corp.

We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at November 30, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 3 to the financial statements, the Company retroactively changed its policies for revenue recognition and its method of accounting for income taxes.

Vancouver, Canada,
February 5, 2003	Chartered Accountants

Cardiome Pharma Corp.

Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS

As at November 30

(expressed in Canadian dollars)

	2002 $	2001 $
ASSETS
Current
Cash and cash equivalents [note 6]	1,430,349	1,381,750
Short-term investments [notes 6 and 10]	18,306,028	2,801,830
Amounts receivable and other [notes 7 and 15]	583,866	247,211

Total current assets	20,320,243	4,430,791
Capital assets [note 8]	399,646	302,583
Intangible and other assets [note 9]	29,111,861	1,536,249

	49,831,750	6,269,623

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 15]	2,882,789	907,700
Deferred revenue [note 13]	529,068	151,220
Current portion of capital lease obligations [note 12[b]]	25,220	—

Total current liabilities	3,437,077	1,058,920
Capital lease obligations [note 12[b]]	36,260	—
Deferred revenue [note 13]	925,865	1,197,154

Total liabilities	4,399,202	2,256,074

Shareholders' equity
Share capital [note 11[b]]	88,582,098	32,251,393
Special warrants	—	966,000
Contributed surplus [notes 11[e] and 12[e]]	1,276,266	1,192,266
Deficit	(44,425,816)	(30,396,110)

Total shareholders' equity	45,432,548	4,013,549

	49,831,750	6,269,623

Commitments [note 12]

See accompanying notes

On behalf of the Board:

Director	Director

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended November 30

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $
			[restated— see note 3[b]]
REVENUE
Research collaborative and licensing fees [notes 3[b] and 13]	1,768,409	197,028	92,095
Grant income	37,000	88,137	135,363

	1,805,409	285,165	227,458

EXPENSES [note 15]
Research and development	10,146,508	5,498,838	4,732,656
General and administration	3,409,940	1,741,193	1,569,044
Amortization	3,011,501	550,097	917,288

	16,567,949	7,790,128	7,218,988

Operating loss	(14,762,540)	(7,504,963)	(6,991,530)

OTHER INCOME
Interest and other income	632,834	347,078	495,894

Loss before income taxes	(14,129,706)	(7,157,885)	(6,495,636)
Future income tax recovery	100,000	—	—

Net loss for the year	(14,029,706)	(7,157,885)	(6,495,636)
Deficit, beginning of year	(30,396,110)	(22,810,225)	(16,314,589)
Adjustment for future income taxes [note 3[a]]	—	(428,000)	—

Deficit, end of year	(44,425,816)	(30,396,110)	(22,810,225)

Basic and diluted loss per common share [note11[g]]	(0.60)	(0.69)	(0.69)

Weighted average number of common shares outstanding [note11[g]]	23,560,044	10,304,579	9,359,210

See accompanying notes

Cardiome Pharma Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended November 30

(expressed in Canadian dollars)

	2002 $	2001 $	2000 $
			[restated— see note 3[b]]
OPERATING ACTIVITIES
Loss for the year	(14,029,706)	(7,157,885)	(6,495,636)
Add items not affecting cash:
Amortization	3,011,501	550,097	917,288
Stock-based compensation	84,000	136,000	16,000
Future income tax recovery	(100,000)	—	—
Changes in non-cash working capital items relating to operations:
Amounts receivable and other	(336,655)	143,701	(132,396)
Accounts payable and accrued liabilities	1,741,108	(214,156)	253,458
Deferred revenue	106,559	(151,224)	1,499,598

Cash used in operating activities	(9,523,193)	(6,693,467)	(3,941,688)

FINANCING ACTIVITIES
Issuance of share capital	27,884,444	—	8,009,619
Issuance of special warrants	—	966,000	—
Payment on obligations under capital leases	(15,937)	(41,145)	(60,602)
Repayment of long-term debt	(724,574)	(50,161)	(68,829)

Cash provided by financing activities	27,143,933	874,694	7,880,188

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc.	(1,382,606)	—	—
Purchase of capital assets	(203,375)	(74,776)	(179,085)
Patent costs capitalized	(481,962)	(125,090)	(324,445)
Purchase of short-term investments	(33,717,159)	(8,675,780)	(10,980,385)
Sale of short-term investments	18,212,961	12,845,611	6,583,891
Increase in deferred acquisition costs	—	(16,921)	—

Cash provided by (used in) investing activities	(17,572,141)	3,953,044	(4,900,024)

Increase (decrease) in cash and cash equivalents during the year	48,599	(1,865,729)	(961,524)
Cash and cash equivalents, beginning of year	1,381,750	3,247,479	4,209,003

Cash and cash equivalents, end of year	1,430,349	1,381,750	3,247,479

Supplemental cash flow information:
Interest paid	3,039	5,369	15,850

See accompanying notes

Cardiome Pharma Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2002

(expressed in Canadian dollars)

1.     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

        Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases.

        The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

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

Principles of consolidation

        These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (Canadian) and Cardiome, Inc., formerly Paralex, Inc. (United States). Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

        The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiary, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the year.

Cash equivalents

        The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.

Short-term investments

        The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

        Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Laboratory equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Technology licenses and patent costs

        Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.

        Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

        If management subsequently determines that such costs exceed estimated net recoverable value, based on estimated undiscounted future cash flows, the excess of such costs are charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

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

Government grants

        Government grants towards current expenses are included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable.

Revenue

        Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

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

Loss per common share

        Loss per common share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

3.     CHANGE IN ACCOUNTING PRINCIPLES

[a]    Income taxes

        Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

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

        This change was applied retroactively with restatement with the following effect:

	As originally reported 2000 $	As restated 2000 $
Research collaborative, licensing and option fees	2,081,046	92,095
Loss for the year	(4,496,038)	(6,495,636)
Basic loss per common share	(0.48)	(0.69)
Deferred revenue	—	1,499,598
Deficit	(20,810,627)	(22,810,225)

4.     BUSINESS COMBINATION

        On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc. (formerly Paralex, Inc.), a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the "CHF technology"), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. ("ILEX"), to ILEX's rights under its license agreement with Burroughs Welcome Co. and The Wellcome Foundations, Ltd. to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitor. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc.

        The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

        The purchase price has been allocated to the fair value of Cardiome, Inc.'s identifiable net assets and liabilities in accordance with the purchase method as follows:

$
Assets acquired:
Cash	624
Other assets	560,368
License technology	29,497,408

Total assets acquired	30,058,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526

Total consideration	28,879,787

        The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company's evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company's common shares on the Toronto Stock Exchange for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

5.     FINANCIAL INSTRUMENTS

        For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bear interest at rates which, in management's opinion, approximate the current interest rates and therefore, approximate their fair value.

6.     CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

        Cash equivalents include approximately $1,280,000 [2001 - $1,094,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 1.88% at November 30, 2002 [2001 - 2.58%] including $782,000 (US$500,000) [November 30, 2001 - $nil] denominated in U.S. dollars.

        Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.17% at November 30, 2002 [2001 - 3.49%] and maturities to August 2003 [2001 - April 2002] including $782,000 (US$500,000) [November 30, 2001 - $nil] denominated in U.S. dollars.

        At November 30, 2002, the fair value of the short-term investments was $18,376,494 [2001 - $2,828,070], based on quoted market prices.

7.     AMOUNTS RECEIVABLE AND OTHER

	2002 $	2001 $
Prepaid expenses	71,199	147,681
Interest and other receivables	512,667	99,530

	583,866	247,211

8.     CAPITAL ASSETS

	Cost $	Accumulated amortization $	Net book value $
2002
Laboratory equipment	808,783	635,053	173,730
Computer equipment	476,360	374,794	101,566
Office equipment	129,187	86,470	42,717
Laboratory equipment under capital lease	77,418	17,204	60,214
Leasehold improvements	39,065	24,845	14,220
Web-site development costs	13,640	6,441	7,199

	1,544,453	1,144,807	399,646

2001
Laboratory equipment	728,194	509,386	218,808
Computer equipment	369,468	360,322	9,146
Office equipment	109,242	67,848	41,394
Leasehold improvements	29,255	7,765	21,490
Web-site development costs	13,640	1,895	11,745

	1,249,799	947,216	302,583

9.     INTANGIBLE AND OTHER ASSETS

	Cost $	Accumulated amortization $	Net book value $
2002
Technology licenses	33,965,070	5,170,695	28,794,375
Patents	806,920	489,434	317,486

Total	34,771,990	5,660,129	29,111,861

2001
Technology licenses	3,073,401	2,242,618	830,783
Patents	1,121,198	570,807	550,391
Deferred acquisition costs	155,075	—	155,075

Total	4,349,674	2,813,425	1,536,249

        During the year ended November 30, 2002, the Company recorded additional amortization expense of $227,584 [2001 - $nil; 2000 - $287,000] with respect to patents no longer directly related to the Company's current focus.

10.   CREDIT FACILITY

        At November 30, 2002 and 2001, the Company had available a corporate credit card facility and an unused operating line of credit of $30,000 bearing interest at the bank's prime rate and payable on demand. A cashable certificate of $100,000 [2001 - $100,000] included in short-term investments is pledged as security against these facilities.

11.   SHARE CAPITAL

[a]    Authorized

        Effective March 8, 2002, the Company consolidated its share capital on a four for one basis. All share capital, options, warrants and per share amounts have been retroactively restated to reflect this share consolidation.

        On March 8, 2002, the Company continued under the Canada Business Corporations Act and altered its authorized capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

[b]    Issued

	Number of common shares #	Amount $
Balance, November 30, 1999	8,975,736	25,282,040
Issued for cash upon exercise of options	44,500	151,190
Issued for cash upon exercise of warrants [vi]	182,141	509,995
Issued for cash pursuant to private placements, net of issuance costs [iv] and [v]	1,476,585	7,348,434
Return of escrow shares [note 11[f]]	(375,000)	(1,056,266)

Balance, November 30, 2000	10,303,962	32,235,393
Issued pursuant to a technology assignment agreement [iii]	5,000	16,000

Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants [ii]	458,583	864,927
Issued for cash upon public offering [i]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261

Balance, November 30, 2002	28,308,098	88,582,098

[i]
On March 8, 2002, the Company completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the "Offering"). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a "Warrant") of the Company. One whole Warrant entitles the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers' warrants ("Brokers' Warrants") to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering.

[ii]
On October 10, 2001, the Company completed a private placement of 458,583 special warrants at a price of $2.40 each for total gross proceeds of $1,100,600. Each special warrant was convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $3.20 expiring October 5 or 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $207,631, and granted 16,691 agent's warrants to the agent of this financing. Each agent's warrant entitles the holder to purchase one common share at $2.40 per share until October 10, 2003. On January 30, 2002, pursuant to a prospectus qualifying the underlying common shares and common share purchase warrants, the 458,583 special warrants were converted to 458,583 common shares and 229,292 common share purchase warrants.

[iii]
On October 15, 2001, the Company issued 5,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.

[iv]
On June 19, 2000, the Company completed a private placement of 1,387,300 special warrants at a price of $5.60 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one common share purchase warrant, for no additional consideration. The warrants, which entitled the holder to acquire one common share at $6.40 for each full warrant, expired unexercised on April 14, 2002. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624.

[v]
On June 5, 2000, the Company completed a non-brokered private placement of 89,286 units at $5.60 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one common share purchase warrant. The warrants, which entitled the holder to acquire one common share at $6.40 for each full warrant, expired unexercised on June 5, 2002.

[vi]
During the year ended November 30, 2000, 182,141 share purchase warrants granted to a lead agent of a special warrant financing were exercised for an amount of $509,995.

[c]    Common share purchase warrants

        As at November 30, 2002 common shares issuable upon exercise of common share purchase warrants and brokers' warrants were outstanding as follows:

Date of Expiry	Exercise Price		Number of Warrants
February 9, 2004 to 2007(i)	(i	)	187,500
October 5, 2003	$3.20		41,667
October 10, 2003	$2.40		16,691
October 10, 2003	$3.20		187,625
March 7, 2004	$6.64		2,327,414
March 7, 2004	$3.80		930,966
March 7, 2004	$6.64		232,741

Balance as at November 30, 2002			3,924,604

[i]
see note 12[e] [i].

[d]    Stock options

        On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 1,500,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. On May 27, 2002, the shareholders of the Company approved amendments to the 2001 Plan which increased the number of the common shares issuable under the plan to 5,500,000. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2002, no options vest upon the achievement of certain milestones [November 30, 2001 - 180,000]. At November 30, 2002, the Company has 1,863,062 [November 30, 2001 - 420,313] common shares available for future issuance under the 2001 Plan.

        At November 30, 2002, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding November 30, 2002			Options exercisable November 30, 2002
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
$2.44-$2.92	280,625	4.16	2.84	267,500	2.84
$3.00-$3.82	2,845,375	5.65	3.27	1,558,750	3.23
$4.20-$4.40	75,000	2.06	4.24	72,500	4.24
$5.04-$5.96	327,188	2.10	5.57	327,188	5.57
$6.20-$7.24	81,250	2.23	6.45	81,250	6.45

	3,609,438	5.06	3.54	2,307,188	3.66

        Stock options activities are summarized as follows:

	Number of common shares under option #	Weighted average exercise price $
Balance, November 30, 1999	670,750	5.00
Options granted	318,438	5.24
Options exercised	(44,500)	3.40
Options forfeited	(25,000)	5.20

Balance, November 30, 2000	919,688	5.16
Options granted	391,250	2.92
Options forfeited	(221,250)	5.04
Options cancelled [i]	(10,000)	4.20

Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68

Balance, November 30, 2002	3,609,438	3.53

[i]
On August 22, 2001, pursuant to the adoption of a new director's compensation package, the Company cancelled 10,000 stock options with an exercise of $4.20 previously granted to a director and granted 7,500 new stock options with an exercise price of $3.00.

[e]    Escrow shares

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

[f]    Commitment to issue shares

        Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2002, these milestones had not been achieved.

[g]    Loss per common share

	2002 $	2001 $	2000 $
Numerator
Loss for the year	(14,029,706)	(7,157,885)	(6,495,636)

Denominator
Weighted average number of common shares outstanding	23,560,044	10,304,579	9,445,511
Escrowed shares	—	—	(86,301)

	23,560,044	10,304,579	9,359,210

Basic and diluted loss per common share	(0.60)	(0.69)	(0.69)

12.   COMMITMENTS

[a]    Operating leases

        The Company leases its premises under an operating lease agreement. The minimum annual lease commitments under this operating lease agreement, expiring in March 2004, are approximately $348,000.

        Rent expense for the year ended November 30, 2002 amounted to $263,891 [2001 - $256,020; 2000 - $256,285].

[b]    Capital leases

        The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:

$
2003	28,464
2004	28,464
2005	9,486

66,414
Less: amount representing interest	(4,934)

61,480
Less: current portion of capital lease obligations	(25,220)

Long term portion of capital lease obligations	(36,260)

        Interest expense during the year ended November 30, 2002 amounted to $3,039 [2001 - $nil; 2000 - $7,062].

[c]    Clinical research agreements

        The Company has entered into various collaborative clinical research agreements requiring it to fund research expenditures of approximately $1,800,000 for the year ending November 30, 2003.

[d]    License agreements

  (i)
  Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2002, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

  (ii)
  Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. As at November 30, 2002, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

  (iii)
  Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next five years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days' written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

  (iv)
  Pursuant to a license and option agreement, the Company paid US$250,000 in May 2002 upon the exercise of the option to purchase certain clinical data. The acquisition cost has been included in intangible and other assets. The Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and commercialization of the product in a hyperuricemic indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. At November 30, 2002, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor's obligation to pay royalties under its original license agreement with a third party.

[e]    Service and consulting agreements

[i]
In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. Pursuant to this agreement, the Company granted 187,500 retainer warrants, which vested on February 9, 2002 with the following terms [note 11[c]].

Number of options #	Exercise price US$	Date of expiry
75,000	2.40	February 9, 2004
25,000	4.80	February 9, 2004
25,000	8.00	February 9, 2004
37,500	2.40	February 9, 2007
12,500	4.80	February 9, 2007
12,500	8.00	February 9, 2007

187,500

        The expiry date of the warrants expiring on February 9, 2004 may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii]
Pursuant to a consulting agreement, the Company is obligated to pay a consultant US$100,000 per year for consulting services from January 1, 2002 through December 31, 2005.

13.   COLLABORATIVE AGREEMENTS

  (i)
  On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. An upfront payment of US$1,000,000 collected in 2000 was deferred and amortized into revenue on a straight-line basis over the estimated development period of ten years. Effective June 18, 2002, the agreement was terminated at no financial obligation from either party. AstraZeneca returned all rights and pre-clinical data associated with RSD1122 in July 2002. The remaining unamortized upfront payment was recognized in revenue during the year ended November 30, 2002.

  (ii)
  On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. ("UCB") under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002. During the year ended November 30, 2002, the Company received an initial payment of US$1,000,000, which is being recorded as revenue on a straight-line basis over the maximum 36-month term of the service agreement, and research service fees of US$150,000, which are included in research collaborative and licensing fees.

14.   INCOME TAXES

        At November 30, 2002, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

	Investment tax credits $	Non-capital losses $
2003	—	545,000
2004	4,000	1,530,000
2005	62,000	2,830,000
2006	111,000	2,549,000
2007	261,000	2,482,000
2008	520,000	3,966,000
2009	402,000	8,421,000
2010	559,000	—
2011	786,000	—
2012	919,000	—

	3,624,000	22,323,000

        Significant components of the Company's future tax assets and liabilities are shown below:

	November 30, 2002 $	November 30, 2001 $
Future tax assets:
Tax loss carryforwards	7,964,000	5,081,900
Research and development deductions and credits	7,338,000	5,485,900
Tax values of depreciable assets in excess of accounting values	720,000	649,400
Revenue unearned for accounting purposes	518,000	480,300
Share issue costs	1,088,000	328,200
Other items	3,000	2,600

Total future tax assets	17,631,000	12,028,300
Valuation allowance	(7,359,000)	(11,647,100)

Total future tax assets	10,272,000	381,200

Future tax liabilities:
Accounting value of technology in excess of tax value	(10,272,000)	(381,200)

Total future tax liabilities	(10,272,000)	(381,200)

Net future tax assets	—	—

        The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets were recorded at November 30, 2002 and 2001.

        The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 40.04% [2001 - 44.62%; 2000 - 45.62%] statutory tax rate, is:

	Liability method Years ended November 30,		Deferral method
	2002 $	2001 $	2000 $
Tax provision at combined statutory income tax rate	(5,658,000)	(3,193,900)	(2,963,300)
Occurrence of losses and deferred tax credits for which no tax benefit has been recorded	3,490,000	1,784,000	1,360,300
Amortization in excess of capital cost allowance for tax	1,206,000	245,500	418,500
Research and development expenses not deducted for tax purposes	1,297,000	1,383,100	690,700
Share issue costs	(394,000)	(158,300)	(196,500)
Recognition of previously unrecognized future income tax asset	(100,000)	—	—
Revenue unearned for accounting purposes [note 3[b]]	43,000	(67,400)	684,100
Other	16,000	7,000	6,200

Future income tax recovery	(100,000)	—	—

15.   RELATED PARTY TRANSACTIONS

        The Company has incurred expenses for services provided to related parties as follows:

	2002 $	2001 $	2000 $
Shareholder for:
—research consulting services	117,893	—	—
Companies with a common director for:
—contract research services	—	16,838	30,539
Directors for:
—research consulting services	20,833	113,732	104,901
—administrative consulting services	2,500	16,500	30,700
Law firm in which an officer is a partner for:
—legal services	100,159	—	—

        All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms. The amount noted for legal services relates to services provided since the appointment of the individual as an officer.

        Included in amounts receivable and other at November 30, 2002 is $nil [November 30, 2001 - $1,500] due from a company with a common director.

        Included in accounts payable and accrued liabilities at November 30, 2002 is $27,355 [2001 - $84,709] owing to related parties for services provided as described above.

16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]
As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $222,560 [2001 - $325,280] difference in technology and deficit under U.S. GAAP.

[b]
For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $10,000 in respect of options granted to executive officers, directors and employees below fair market value [2001 - $44,100; 2000 - $28,400].

[c]
Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002, 2001 and 2000 respectively: dividend yield 0.0%; expected volatility 0.93, 0.99 and 0.96; risk-free interest rate 3.0%, 5.0% and 6.5%; and expected average option life of 3.8, 4.5 and

  4.8 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 [2001 - $35,000; 2000 - $179,500] in respect of options earned by non-employees during the year.

[d]
Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[e]
Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis with restatement of prior years' results. Under U.S. GAAP, the cumulative effect of the change is recorded as a cumulative catch up adjustment to the current year's reported net loss.

        The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

	Years ended November 30
	2002 $	2001 $	2000 $
Loss for the year, Canadian GAAP	(14,029,706)	(7,157,885)	(6,495,636)
Adjustment to eliminate retroactive change in accounting policy [note 16[e]]	—	—	1,499,598
Amortization of other assets [note 16[a]]	(102,720)	(102,720)	—
Adjustment for stock-based compensation
—employees [note 16[b]]	(10,000)	(44,100)	(28,400)
—non-employees [note 16[c]]	(76,799)	(35,000)	(179,500)

Loss for the year, U.S. GAAP before cumulative effect of change in accounting policy	(14,219,225)	(7,339,705)	(5,203,938)
Cumulative effect of change in accounting policy [note 16[e]]	—	(1,499,598)	—

Loss for the year, U.S. GAAP	(14,219,225)	(8,839,303)	(5,203,938)
Reclassification adjustment for unrealized gains on short-term investments	(29,591)	(117,662)	—
Unrealized gains on investments [note 16[d]]	72,509	29,591	117,662

Comprehensive loss for the year, U.S. GAAP	(14,176,307)	(8,927,374)	(5,086,276)

Loss for the year, U.S. GAAP	(14,219,225)	(8,839,303)	(5,203,938)

Weighted average number of common shares outstanding, U.S. GAAP	23,560,044	10,304,579	9,359,210

Basic and diluted loss per common share, U.S. GAAP:
Before change in accounting policy	(0.60)	(0.71)	(0.56)
Change in accounting policy	—	(0.15)	—

Basic and diluted loss per common share, U.S. GAAP	(0.60)	(0.86)	(0.56)

Balance sheets

        Material variations in balance sheet accounts under U.S. GAAP are as follows:

	2002 $	2001 $
Cash and cash equivalents [note 16[d]]	1,432,392	1,385,101
Short-term investments [note 16[d]]	18,376,494	2,828,070
Intangible and other assets [note 16[a]]	29,334,421	1,861,529
Accumulated other comprehensive income [note 16[e]]	72,509	29,591
Contributed surplus [notes 16[b], [c] and [d]]	2,197,315	2,026,516
Deficit	(45,124,305)	(30,905,080)

17.   SEGMENTED INFORMATION

        The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2002, 76%, 21% and 3% of research collaborative and licensing fees are derived from three collaborators in Sweden, Switzerland and United States, respectively [November 30, 2001 - 92% and 8% from two collaborators in Sweden and United States; November 30, 2000 - 61% and 39% from two collaborators in Sweden and Germany].

18.   COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform with presentation adopted in the current year.

19.   SUBSEQUENT EVENT

        Subsequent to November 30, 2002, the Company granted 490,000 options to employees to acquire common shares at a weighted average exercise price of $3.32 per share expiring through January 5, 2009. In addition, 5,000 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $3.32 per share expiring through November 19, 2008.

Pro Forma Consolidated Statement of Loss

Cardiome Pharma Corp.
Unaudited
(Expressed in Canadian dollars)
For the year ended November 30, 2002

Cardiome Pharma Corp.

PRO FORMA CONSOLIDATED STATEMENT OF LOSS

For the year ended November 30, 2002

Unaudited

(expressed in Canadian dollars)

	Cardiome Pharma Corp. $	Cardiome, Inc. $	Pro forma adjustments $	Note	Pro forma consolidated statement of loss $
REVENUE
Research collaborative and licensing fees	1,768,409	—	—		1,768,409
Grant income	37,000	—	—		37,000

	1,805,409	—	—		1,805,409

EXPENSES
Research and development	10,146,508	39,780	—		10,186,288
General and administration	3,409,940	104,537	—		3,514,477
Amortization	3,011,501	14,345	784,000	[2b]	3,809,846

	16,567,949	158,662	784,000		17,510,611

Operating loss	(14,762,540)	(158,662)	(784,000)		(15,705,202)

OTHER INCOME
Interest and other income	632,834	—	—		632,834

Loss before income taxes	(14,129,706)	(158,662)	(784,000)		(15,072,368)
Future income tax recovery	100,000	—	—		100,000

Net loss for the year	(14,029,706)	(158,662)	(784,000)		(14,972,368)

Loss per common share—basic and diluted	(0.60)	—		[2a]	(0.53)

Weighted average number of common shares outstanding	23,560,044	—		[2a]	28,214,198

See accompanying notes to unaudited pro forma consolidated statement of loss

Cardiome Pharma Corp.

NOTES TO PRO FORMA CONSOLIDATE STATEMENT OF LOSS

November 30, 2002

Unaudited

(expressed in Canadian dollars)

1.     BASIS OF PRESENTATION

        On March 8, 2002, Cardiome Pharma Corp. ("Cardiome") acquired 100% of the outstanding common shares of Cardiome, Inc. (formerly Paralex, Inc.) in exchange for 8,203,396 common shares of Cardiome. The total purchase price was $28,879,787, including transaction costs of $1,399,526. One of the conditions to the acquisition agreement was the completion of an equity financing by Cardiome of at least $16,084,000. On March 8, 2002 Cardiome completed a public offering for gross proceeds of $30,908,061 resulting in the issuance of 9,309,657 common shares and warrants to acquire 930,966 common shares.

        The accompanying pro forma consolidated statement of loss has been prepared by management in accordance with Canadian generally accepted accounting principles to give effect to the transactions described above and is derived from the unaudited financial statements of Cardiome, Inc. for the three months ended February 28, 2002 and the audited consolidated financial statements of Cardiome for the year ended November 30, 2002 (which includes the operations of Cardiome, Inc. for the nine months ended November 30, 2002). The pro-forma consolidated statement of loss is presented as if the transactions discussed above had taken place on December 1, 2001. The accounting policies used in the preparation of the pro forma consolidated statement of loss are those disclosed in Cardiome's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Cardiome, Inc.'s financial statements with the accounting policies used by Cardiome in the preparation of its consolidated financial statements.

        The pro forma consolidated statements of loss is not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the date indicated or the results which may be obtained in the future. In preparing the pro forma consolidated statement of loss, no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Cardiome and Cardiome, Inc.

        The pro forma consolidated statement of loss should be read in conjunction with the description of the acquisition in Cardiome's Annual Report on Form 20-F ("Annual Report") and the audited consolidated financial statements of Cardiome, including the notes thereto, included elsewhere in the Annual Report.

        A pro forma consolidated balance sheet is not provided as the transactions are reflected in the audited consolidated balance sheet of Cardiome as at November 30, 2002.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

        The unaudited statement of loss of Cardiome, Inc. for the three months ended February 28, 2002 were reported in U.S. dollars. For purposes of the pro forma consolidated statement of loss for the year ended November 30, 2002, the income and expense items of Cardiome, Inc. for the three months ended February 28, 2002 were translated into Canadian dollars using an average exchange rate for the period.

        The acquisition has been accounted for using the purchase method of accounting.

        The purchase price has been allocated to the fair value of Cardiome, Inc.'s identifiable net assets and liabilities as follows:

$
Assets acquired:
Cash	624
Other assets	560,368
License technology	29,497,408

Total assets acquired	30,058,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	100,000

Total liabilities assumed	1,178,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526

Total consideration	28,879,787

        The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon Cardiome's evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of Cardiome's common shares on the Toronto Stock Exchange for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

        Of the net assets acquired, approximately $29.5 million has been allocated to intellectual property ("License technology") comprising licenses, know-how and pre-clinical and clinical data all relating to the use and application of a drug compound, Oxypurinol. Cardiome believes Oxypurinol has alternative future use since it can be used in at least two applications: the treatment of gout and the treatment of congestive heart failure. Cardiome will continue the research and development activities with respect to the application of Oxypurinol in the treatment of gout to which Cardiome, Inc. holds the rights. The application of Oxypurinol for the treatment of congestive heart failure represents a future research and development program that the Company will pursue upon the completion of the acquisition. Prior to the acquisition, Cardiome, Inc. did not undertake any substantial research and development activities to advance this application of Oxypurinol with respect to its application to the treatment of congestive heart failure.

        The following adjustments have been made to reflect the transaction described above:

[a]
The pro forma loss per share have been calculated based on the total weighted average number of common shares held by shareholders of Cardiome during the period and 8,203,396 common shares assumed to be issued to effect the acquisition at December 1, 2001 and 9,309,657 common shares assumed to be issued related to the equity financing on December 1, 2001.

[b]
To reflect the amortization of license technology and related future income tax liability over ten years.

3.     RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares the pro forma consolidated statement of loss in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in the consolidated statement of loss, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

Pro forma consolidated statement of loss

Year ended November 30, 2002 $
Loss for the year, Canadian GAAP	(14,972,368)
Amortization of other assets	(102,720)
Adjustment for stock-based compensation
—employees	(10,000)
—non-employees	(76,799)

Loss for the year, U.S. GAAP	(15,161,887)
Reclassification adjustment for unrealized gains on short-term investments	(29,591)
Unrealized gains on investments	72,509

Comprehensive loss for the year, U.S. GAAP	(15,118,969)

Loss for the year, U.S. GAAP	(15,161,887)

Weighted average number of common shares outstanding, U.S. GAAP	28,214,198

Basic and diluted loss per common share, U.S. GAAP	(0.54)

B.    Exhibits

1.1		Articles of Continuance of the Company(1)
1.2		By-Laws of the Company(2)
2.1		Form of Company's common share certificate(3)
4.1		License agreement dated March 29, 1996 with the University of British Columbia(4)
4.2		Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.3		Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
4.4	**	Employment Agreement dated March 8, 2002 with Mr. Robert Rieder
4.5	**	Employment Agreement dated March 8, 2002 with Dr. Alan M. Ezrin
4.6	**	Employment Agreement effective May 13, 2002 with Dr. Alan Moore
4.7	**	Employment Agreement dated January 6, 2003 with Doug Janzen
4.8	**	Employment Agreement dated July 16, 2001 with Dr. Gregory Beatch
4.9	**	Employment Agreement dated January 6, 2003 with Christina Yip
4.10	**	Amended 2001 share option plan
4.11	*	Introduction Agreement dated August 10, 2001 with Paramount Capital, Inc.
4.12	*	Acquisition Agreement dated December 21, 2001 with Paralex, Inc. and Cardiome, Inc.
4.13	*	Agency Agreement dated February 28, 2002 with Sprott Securities Inc. and Raymond James Ltd.
4.14	*	License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and The Johns Hopkins University
4.15	*	License agreement dated December 19, 2001 between Paralex and ILEX Oncology, Inc.
4.16	*	Agreement dated May 2001 and effective as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc.
4.17		Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant)(7)
4.18		Form of warrant dated March 8, 2002 (included in Exhibit 4.17)(8)
4.19		Warrant dated March 8, 2002 issued to Paramount Capital, Inc.(9)
4.20	*	Warrant dated March 8, 2002 issued to Sprott Securities Inc.
4.21	*	Warrant dated March 8, 2002 issued to Raymond James Ltd.
4.22		Form of Subscription Agreement(10)
4.23		Registration Rights Agreement dated March 8, 2002(11)
4.24	**	Development and Transfer Agreement dated September 18, 2002 with UCB Farchim S.A.(12)
4.25	**	Underwriting Agreement dated April 10, 2003 with Yorkton Securities Inc., Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc.
4.26	**	Special Warrant Indenture dated April 10, 2003 with Pacific Corporate Trust Company

4.27	**	Warrant Indenture dated April 10, 2003 with Pacific Corporate Trust Company
8.1	**	Subsidiaries of Company
10.1	**	Consent of Ernst & Young LLP, Independent Chartered Accountants
99.1	**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(2)
Filed as exhibit 3.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(3)
Filed as exhibit 4.1 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(4)
Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997)

(5)
Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997)

(6)
Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 1997 (File No. 0-29338)

(7)
Filed as exhibit 4.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(8)
Filed as exhibit 4.5 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(9)
Filed as exhibit 4.6 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(10)
Filed as exhibit 4.3 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(11)
Filed as exhibit 4.4 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(12)
Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

**
Filed herewith.

SIGNATURES

        Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing an Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CARDIOME PHARMA CORP.

/s/ ROBERT W. RIEDER Robert W. Rieder President and Chief Executive Officer

Date: May 8, 2003

CERTIFICATIONS

I, Robert W. Rieder, certify that:

        (1)   I have reviewed this annual report on Form 20-F of Cardiome Pharma Corp.;

        (2)   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        (3)   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects of the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

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

  (b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing this annual report (the "Evaluation Date"); and

  (c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

        (5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  (a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  (b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        (6)   The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: May 8, 2003

/s/ ROBERT W. RIEDER Robert W. Rieder Chief Executive Officer

I, Doug Janzen, certify that:

        (1)   I have reviewed this annual report on Form 20-F of Cardiome Pharma Corp.;

        (2)   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        (3)   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects of the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this annual report;

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

  (b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing this annual report (the "Evaluation Date"); and

  (c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

        (5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  (a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  (b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        (6)   The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in the internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective action with regard to significant deficiencies and material weaknesses.

Date: May 8, 2003

/s/ DOUG JANZEN Doug Janzen Chief Financial Officer

EXHIBIT LIST

Exhibit Number		Name of Exhibit
1.1		Articles of Continuance of the Company(1)
1.2		By-Laws of the Company(2)
2.1		Form of Company's common share certificate(3)
4.1		License agreement dated March 29, 1996 with the University of British Columbia(4)
4.2		Research Agreement dated March 1, 1997 with the University of British Columbia(5)
4.3		Agreement dated November 19, 1997 with Drs. MacLeod and Quastel(6)
4.4	**	Employment Agreement dated March 8, 2002 with Mr. Robert Rieder
4.5	**	Employment Agreement dated March 8, 2002 with Dr. Alan M. Ezrin
4.6	**	Employment Agreement effective May 13, 2002 with Dr. Alan Moore
4.7	**	Employment Agreement dated January 6, 2003 with Doug Janzen
4.8	**	Employment Agreement dated July 16, 2001 with Dr. Gregory Beatch
4.9	**	Employment Agreement dated January 6, 2003 with Christina Yip
4.10	**	Amended 2001 share option plan
4.11	*	Introduction Agreement dated August 10, 2001 with Paramount Capital, Inc.
4.12	*	Acquisition Agreement dated December 21, 2001 with Paralex, Inc. and Cardiome, Inc.
4.13	*	Agency Agreement dated February 28, 2002 with Sprott Securities Inc. and Raymond James Ltd.
4.14	*	License agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and The Johns Hopkins University
4.15	*	License agreement dated December 19, 2001 between Paralex and ILEX Oncology, Inc.
4.16	*	Agreement dated May 2001 and effective as of January 1, 2002 between Paralex and Cardiosciences Consulting, Inc.
4.17		Common Share Purchase Warrant Indenture dated March 8, 2002 (including form of warrant)(7)
4.18		Form of warrant dated March 8, 2002 (included in Exhibit 4.17)(8)
4.19		Warrant dated March 8, 2002 issued to Paramount Capital, Inc.(9)
4.20	*	Warrant dated March 8, 2002 issued to Sprott Securities Inc.
4.21	*	Warrant dated March 8, 2002 issued to Raymond James Ltd.
4.22		Form of Subscription Agreement(10)
4.23		Registration Rights Agreement dated March 8, 2002(11)
4.24	**	Development and Transfer Agreement dated September 18, 2002 with UCB Farchim S.A.(12)
4.25	**	Underwriting Agreement dated April 10, 2003 with Yorkton Securities Inc., Sprott Securities Inc., TD Securities Inc., and First Associates Investments Inc.
4.26	**	Special Warrant Indenture dated April 10, 2003 with Pacific Corporate Trust Company
4.27	**	Warrant Indenture dated April 10, 2003 with Pacific Corporate Trust Company

8.1	**	Subsidiaries of Company
10.1	**	Consent of Ernst & Young LLP, Independent Chartered Accountants
99.1	**	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	**	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

(2)
Filed as exhibit 3.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(3)
Filed as exhibit 4.1 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(4)
Filed as exhibit No. 3.1 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997)

(5)
Filed as exhibit No. 3.4 to the Company's Registration Statement on Form 20-F (File No. 0-29338 filed on August 22, 1997)

(6)
Filed as exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 1997 (File No. 0-29338)

(7)
Filed as exhibit 4.2 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(8)
Filed as exhibit 4.5 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(9)
Filed as exhibit 4.6 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(10)
Filed as exhibit 4.3 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(11)
Filed as exhibit 4.4 to the Company's Registration Statement on Form F-3 (File No. 333-85922 filed on April 9, 2002)

(12)
Certain portions of this exhibit have been omitted and filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

**
Filed herewith.

QuickLinks

TABLE OF CONTENTS
CARDIOME PHARMA CORP.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
Cardiome Consolidated Financial Data
Summary Pro Forma Financial Information
RISK FACTORS
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Summary Compensation Table
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROL AND PROCEDURES
ITEM 16. RESERVED
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS
AUDITORS' REPORT
Cardiome Pharma Corp. Continued under the laws of Canada CONSOLIDATED BALANCE SHEETS As at November 30 (expressed in Canadian dollars)
Cardiome Pharma Corp. CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT Years ended November 30 (expressed in Canadian dollars)
Cardiome Pharma Corp. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended November 30 (expressed in Canadian dollars)
Cardiome Pharma Corp. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS November 30, 2002 (expressed in Canadian dollars)
Cardiome Pharma Corp. PRO FORMA CONSOLIDATED STATEMENT OF LOSS For the year ended November 30, 2002 Unaudited (expressed in Canadian dollars)
Cardiome Pharma Corp. NOTES TO PRO FORMA CONSOLIDATE STATEMENT OF LOSS November 30, 2002 Unaudited (expressed in Canadian dollars)
SIGNATURES
CERTIFICATIONS
EXHIBIT LIST