Form 40-F
period 2003-12-31
CARDIOME PHARMA CORP
filed 2004-04-20
CIK 1036141

QuickLinks -- Click here to rapidly navigate through this document

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

(Check One:)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the thirteen-month period ended December 31, 2003 Commission File Number: 1-14596

CARDIOME PHARMA CORP.
(Exact name of Registrant as specified in its charter)

CANADA (Province or other jurisdiction of incorporation or organization)
6th Floor, 6190 Agronomy Road Vancouver, British Columbia, Canada V6T 1Z3 telephone number: (604) 677-6905 (Address and telephone number of Registrant's principal executive offices)

PTSGE Corp.
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
telephone number: (206) 623-7580
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)
Primary Standard Industrial Classification Code (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))

Securities registered or to be registered pursuant to Section 12(b) of the Act. None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title	Name of Each Exchange on Which Quoted
Common Shares	NASD OTC Bulletin Board

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form        ☒ Audited annual financial statements

        Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        37,315,709 common shares as at December 31, 2003

        Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐        No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐

EXHIBITS

Exhibit	Description
1*	Annual Information Form of the Registrant for the thirteen-month period ended December 31, 2003.
2*
Consolidated Audited Financial Statements of the Registrant for the thirteen-month period ended December 31, 2003, including reconciliation to United States generally accepted accounting principles and Auditors' Report to the Shareholders.
3*	Management's Discussion and Analysis of the Registrant for the thirteen-month period ended December 31, 2003.
4*	Collaboration and License Agreement dated October 16, 2003 by and between Cardiome Pharma Corp. and Fujisawa Healthcare, Inc.(1).
5*	Consent of Ernst & Young LLP.
6.1*	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 oaf Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
6.2*	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

        Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.

Principal Documents

        The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

        For our Annual Information Form for the thirteen-month period ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B. Management's Discussion and Analysis

        For Management's Discussion and Analysis for the thirteen-month period ended December 31, 2003, see Exhibit 2 of this Annual Report on Form 40-F.

C. Audited Annual Financial Statements

        For our consolidated audited financial statements for the thirteen-month period ended December 31, 2003, including the report of independent chartered accountants with respect thereto, see Exhibit 3 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 of the Notes to the Consolidated Financial Statements.

Controls and Procedures

A Disclosure Controls and Procedures

        Within 90 days prior to the date of this report we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded, that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

B. Changes in Internal Control Over Financial Reporting

        We have reviewed our internal controls, and there were no significant changes to our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Principal Accountant Fees and Services

        The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2003 and 2002:

	2003	2002
	(in Canadian Dollars)
Audit fees	$273,300	$233,036
Audit-related fees	—	—
Tax fees	4,379	16,350
All other fees	—	—

Total fees	$277,679	$249,386

        Audit Fees.    Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

        Audit-Related Fees.    Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under "Audit Fees." These include M&A due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

        Tax Fees.    Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

        All Other Fees.    There were no other services provided by our principal accountant, other than audit, audit-related and tax services.

  PRE-APPROVAL POLICIES

        Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant's auditor for the thirteen-month period ended December 31, 2003 were pre-approved by the audit committee of the Registrant. It is the Registrant's policy that all audit and non-audit services performed by the Registrant's auditor will continue to be pre-approved by the audit committee of the Registrant.

Disclosure of Contractual Obligations

        In the normal course of business the the Company is obligated to make future payments. These obligations represent contracts and other commitments that are known and non-cancellable.

	Contractual Obligations
	Payment due by period
	Total	2004	2005-2006	2007-2008		Thereafter
	(in Canadian Dollars)
Capital Lease Obligations(1)	$35,579	$28,464	$7,115	$	Nil	$	Nil
Operating Lease Obligations	3,302,306	303,636	518,493		627,475		1,852,702
Commitments for Clinical Research Agreements	5,123,836	4,275,836	848,000		Nil		Nil
Commitments under License Agreement(2)	544,530	25,930	129,650		259,300		129,650 per annum
Total	$9,006,251	$4,633,866	$1,503,258		$627,475		$1,982,352

(1)
Includes interest portion

(2)
As of December 31, 2003, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(d). Majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 11(d) (iii), converted in Canadian Dollars at the year-end exchange rate of 1.2965

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

        A Form F-X signed by us and our agent for service of process is filed with the Commission together with this Annual Report.

        Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CARDIOME PHARMA CORP.
By:	/s/ ROBERT W. RIEDER
	Name:	Robert W. Rieder
	Title:	President and Chief Executive Officer
	Date:	April 19, 2004

CERTIFICATIONS

I, Robert W. Rieder, certify that:

  1.
  I have reviewed this annual report on Form 40-F of Cardiome Pharma Corp.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this annual report.

  4.
  The Registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

  a)
  designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

  6.
  The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April 19, 2004

By:	/s/ ROBERT W. RIEDER
	Name:	Robert W. Rieder
	Title:	President and Chief Executive Officer

I, Doug Janzen, certify that:

  1.
  I have reviewed this annual report on Form 40-F of Cardiome Pharma Corp.;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this annual report.

  4.
  The Registrant's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

  a)
  designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

  5.
  The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

  6.
  The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April 19, 2004

By:	/s/ DOUG JANZEN
	Name:	Doug Janzen
	Title:	Chief Financial Officer

EXHIBITS

Exhibit	Description
1*	Annual Information Form of the Registrant for the thirteen-month period ended December 31, 2003.
2*
Consolidated Audited Financial Statements of the Registrant for the thirteen-month period ended December 31, 2003, including reconciliation to United States generally accepted accounting principles and Auditors' Report to the Shareholders.
3*	Management's Discussion and Analysis of the Registrant for the thirteen-month period ended December 31, 2003.
4*	Collaboration and License Agreement dated October 16, 2003 by and between Cardiome Pharma Corp. and Fujisawa Healthcare, Inc.(1).
5*	Consent of Ernst & Young LLP.
6.1*	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
6.2*	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Notes:

*
Filed herewith.

(1)
This exhibit has been filed separately with the Commission pursuant to an application for confidential treatment. The confidential portions of this exhibit have been omitted and are marked "REDACTED."

QuickLinks

TABLE OF CONTENTS
EXHIBITS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATIONS
EXHIBITS