Form 40-F/A
period 2003-12-31
CARDIOME PHARMA CORP
filed 2004-04-28
CIK 1036141

QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F/A

(Check One:)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

Commission File Number: 1-14596

CARDIOME PHARMA CORP.
(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

6th Floor, 6190 Agronomy Road
Vancouver, British Columbia, Canada V6T 1Z3
telephone number: (604) 667-6905
(Address and telephone number of Registrant's principal executive offices)

PTSGE Corp.
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
telephone number: (206) 623-7580
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

2834 (Primary Standard Industrial Classification Code (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))

        Securities registered or to be registered pursuant to Section 12(b) of the Act. None.

        Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title	Name of Each Exchange on Which Quoted
Common Shares	NASD OTC Bulletin Board

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

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

Yes ☒        No ☐

INTRODUCTORY NOTE

        By this amendment, Cardiome Pharma Corp. is providing its disclosure regarding its audit committee financial experts and its code of ethics and is filing its code of ethics for senior officers.

2

Audit Committee Financial Expert

        Our Board of Directors has determined that Mr. Kim Sun Oh and Mr. Kenneth Galbraith are audit committee financial experts serving on its audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Oh, a Certified Public Accountant, is currently the Chairman of Ideal Force Sdn Bhd., and Mr. Galbraith, a Chartered Accountant, is currently the President of Gigha Consulting Ltd. For a description of Mr. Oh and Mr. Galbraith's relevant experience in financial matters, see their five-year employment history in the section "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2003, which is filed as Exhibit 1 to this Annual Report on Form 40-F.

Code of Ethics

        Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Business Conduct, which is applicable to all of our employees. The portion of our Code of Business Conduct which applies to our senior officers is filed as Exhibit 4A to this annual report. In the event that we:

  (i)
  amend any provision of our Code of Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

  (ii)
  grant a waiver, including an implicit waiver, from a provision of our Code of Business Conduct to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F we will disclose in a Form 6-K any amendment to, or waiver of, a provision of our Code of Business Conduct that relates to the items set forth above. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.

3

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CARDIOME PHARMA CORP.
By:	/s/ ROBERT W. RIEDER Name: Robert W. Rieder Title: President and Chief Executive Officer Date: April 28, 2004

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

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

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

Dated: April 28, 2004

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

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

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

Dated: April 28, 2004

By:	/s/ DOUG JANZEN Name: Doug Janzen Title: Chief Financial Officer

EXHIBITS

Exhibit	Description
4A*	Code of Ethics
6.1*	Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
6.2*	Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Notes:

*
Filed herewith.

QuickLinks

INTRODUCTORY NOTE
SIGNATURES
CERTIFICATIONS
EXHIBITS