Form 40-F
Cardiome Pharma Corp
filed 2005-03-01
CIK 1036141

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number: 000-29338

CARDIOME PHARMA CORP.

(Exact name of Registrant as specified in its charter)

CANADA

(Province or other jurisdiction of incorporation or organization)

6th Floor, 6190 Agronomy Road
Vancouver, British Columbia, Canada V6T 1Z3
telephone number : (604) 677-6905

(Address and telephone number of Registrant’s principal executive offices)

PTSGE Corp.
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
telephone number : (206) 623-7580

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

2834	Not Applicable
(Primary Standard Industrial	(I.R.S. Employer Identification
Classification Code (if applicable))	Number (if applicable))

Securities registered or to be registered pursuant to Section 12(b) of the Act. None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title	Name of Each Exchange on Which Quoted
Common Shares	Nasdaq National Market
Toronto Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form                     ☑ Audited annual financial statements

     Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

40,592,834 common shares as at December 31, 2004

     Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐                    No ☑

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                    No ☐

EXHIBITS

Exhibit	Description
1.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2004.

1.2	Articles of Incorporation of Cardiome Pharma Corp., as amended.

1.3	Bylaws of Cardiome Pharma Corp.

2	Audited Consolidated Financial Statements of the Registrant for the twelve-month period ended December 31, 2004, including reconciliation to United States generally accepted accounting principles and Auditors’ Report to the Shareholders.

3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2004.

4.1	Code of Ethics for Senior Officers.

4.2	Material change report dated January 27, 2005 relating to the announcement of the appointment of Dr. Charles Fisher to the position of Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs.

4.3	Material change report dated February 4, 2005 relating to the announcement of additional results from the Registrant’s recently completed 416 patient atrial arrhythmia clinical study.

4.4	Material change report dated February 11, 2005 relating to the announcement of results for the investigator-sponsored LaPlata clinical study for Oxypurinol in congestive heart failure patients.

4.5	Material change report dated February 23, 2005 relating to the announcement of a $6 million milestone payment from Fujisawa Healthcare, Inc.

5	Consent of Ernst & Young LLP.

99.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a)

99.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a)

99.3	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.4	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

     Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.

Principal Documents

          The following documents have been filed as part of this Annual Report on Form 40-F:

A.      Annual Information Form

          For our Annual Information Form for the twelve-month period ended December 31, 2004, see Exhibit 1.1 to this Annual Report on Form 40-F.

B.      Audited Annual Financial Statements

          For our Audited Consolidated Financial Statements for the twelve-month period ended December 31, 2004, including the report of our independent registered public accounting firm with respect thereto, see Exhibit 2 to this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 of the Notes to the Audited Consolidated Financial Statements.

C.      Management’s Discussion and Analysis

          For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2004, see Exhibit 3 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures

          We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded, that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Audit Committee Financial Expert

          Our Board of Directors has determined that Mr. Kenneth Galbraith is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F), and that Mr. Galbraith meets the independence requirements of the Nasdaq Stock Market. Mr. Galbraith, a chartered accountant, is currently the President of Gigha Consulting Ltd. For a description of Mr. Galbraith’s relevant experience in financial matters, see his five-year employment history in the section “Directors and Executive Officers” in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

Code of Ethics

          Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Business Conduct, which is applicable to all of our employees. The portion of our Code of Business Conduct which applies to our senior officers is filed as Exhibit 4.1 to this Annual Report on Form 40-F. In the event that we:

          (i) amend any provision of our Code of Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or

          (ii) grant a waiver, including an implicit waiver, from a provision of our Code of Business Conduct to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F,

we will disclose in a Form 6-K any amendment to, or waiver of, a provision of our Code of Business Conduct that relates to the items set forth above. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.

Principal Accountant Fees and Services

          The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2004 and 2003:

	2004	2003
	(in Canadian Dollars)
Audit fees	$79,835	$273,300
Audit-related fees	—	—
Tax fees	$11,290	$4,379
All other fees	—	—
Total fees	$91,125	$277,679

          Audit Fees. Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

          Audit-Related Fees. Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees.” These include M&A due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

          Tax Fees. Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

          All Other Fees. There were no other services provided by our principal accountant other than audit and tax services.

Pre-Approval Policies

          All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2004, and for the thirteen-month period ended December 31, 2003, were pre-approved by our audit committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

Off-Balance Sheet Arrangements

          We have no off-balance sheet arrangements to report.

Disclosure of Contractual Obligations

          In the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

		Payment Due by Period
	Total	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
	(In Canadian Dollars)
Capital Lease Obligations(1)	$7,061	$7,061	$—	$—	—
Other Long-Term Obligation	225,727	15,848	36,848	44,969	128,062
Operating Lease Obligations	2,998,670	255,944	558,783	682,957	1,500,986
Commitments for Clinical Research Agreements(2)	6,522,039	6,522,039	—	—	—
Commitments under License Agreement(3)	601,000	48,080	192,320	240,400	120,200
					per annum
Total	$10,354,497	$6,848,972	$787,951	$968,326	$1,749,248

(1)	Includes interest portion.

(2)	The total commitment of $6,522,039 reflects $2,063,742 of commitments that are non-cancelable and $4,458,297 of commitments that are cancelable should we decide to discontinue the related clinical research work.

(3)	As of December 31, 2004, pursuant to four license and service agreements, we have various commitments as described in Note 12(d) of the Notes to the Consolidated Financial Statements, which are filed as Exhibit 2 to this Annual Report on Form 40-F. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 12(d)(iii), converted in Canadian Dollars at the year-end exchange rate of 1.2020.

Audit Committee

          We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Kenneth Galbraith, Harold Shlevin and Jackie M. Clegg. See the section entitled “Directors and Executive Officers” in our Annual Information Form for the year ended December 31, 2004, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

Undertaking

          We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

          We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises. Any change to the name and address of the agent for service for service of process shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

CARDIOME PHARMA CORP.

By:	/s/ ROBERT W. RIEDER

Name:	Robert W. Rieder
Title:	President and Chief Executive Officer
Date:	March 1, 2005

EXHIBITS

Exhibit	Description
1.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2004.

1.2	Articles of Incorporation of Cardiome Pharma Corp., as amended.

1.3	Bylaws of Cardiome Pharma Corp.

2	Audited Consolidated Financial Statements of the Registrant for the twelve-month period ended December 31, 2004, including reconciliation to United States generally accepted accounting principles and Auditors’ Report to the Shareholders.

3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2004.

4.1	Code of Ethics for Senior Officers.

4.2	Material change report dated January 27, 2005 relating to the announcement of the appointment of Dr. Charles Fisher to the position of Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs.

4.3	Material change report dated February 4, 2005 relating to the announcement of additional results from the Registrant’s recently completed 416 patient atrial arrhythmia clinical study.

4.4	Material change report dated February 11, 2005 relating to the announcement of results for the investigator-sponsored LaPlata clinical study for Oxypurinol in congestive heart failure patients.

4.5	Material change report dated February 23, 2005 relating to the announcement of a $6 million milestone payment from Fujisawa Healthcare, Inc.

5	Consent of Ernst & Young LLP.

99.1	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a)

99.2	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a)

99.3	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.4	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).