Form 40-F
period 2005-12-31
Cardiome Pharma Corp
filed 2006-04-03
CIK 1036141

United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 40-F
(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
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
51,556,175 common shares as at December 31, 2005
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
Yes ☑      No ☐

Page

Principal Documents
Disclosure Controls and Procedures
Changes in Internal Control Over Financial Reporting
Audit Committee Financial Expert
Code of Ethics
Principal Accountant Fees and Services
Pre-Approval Policies
Off-Balance Sheet Arrangements
Disclosure of Contractual Obligations
Audit Committee
Undertaking
Consent to Service of Process
Annual Information Form of the Registrant
Code of Ethics
Consent of Ernst & Young LLP.
C.E.O. Certification - Rule 13a-14(a)
C.F.O. Certification - Rule 13a-14(a)
Section 906 C.E.O. Certification
Section 906 C.F.O. Certification

     Except where otherwise indicated, all dollar amounts stated in this Annual Report on Form 40-F are Canadian dollars.
Principal Documents
     The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
     For our Annual Information Form for the twelve-month period ended December 31, 2005, see Exhibit 99.1 to this Annual Report on Form 40-F.
B. Audited Annual Financial Statements
     For our Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2005, including the report of independent auditor with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 of the Notes to the Consolidated Financial Statements.
C. Management’s Discussion and Analysis
     For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2005, see Exhibit 99.3 to this Annual Report on Form 40-F.
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
Changes in Internal Control Over Financial Reporting
     There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Audit Committee Financial Expert
     Our Board of Directors has determined that Peter W. Roberts is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F), and that Mr. Roberts meets the independence requirements of the Nasdaq Stock Market, Inc. For a description Mr. Robert’s relevant experience in financial matters, see his employment history in the section “Directors and Executive Officers” in our Annual Information Form for the year ended December 31, 2005, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
Code of Ethics
     Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Business Conduct, which is applicable to all of our employees. The portion of our Code of Business Conduct which applies to our senior officers is filed as Exhibit 99.4 to this Annual Report on Form 40-F. In the event that we:
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
Principal Accountant Fees and Services
     The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2005 and 2004:

	2005	2004
	(in Canadian Dollars)
Audit fees	$268,601	$121,190
Audit-related fees	$5,018	—
Tax fees	$45,686	$8,107
All other fees	—	—
Total fees	$319,305	$129,297
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
Pre-Approval Policies
     All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2005 were pre-approved by our audit committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.
Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements to report.

Disclosure of Contractual Obligations
     As of December 31, 2005, and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

			Payment Due by Period
		less than 1					more than 5
	Total	year	1 - 3 years		3 - 5 years		years
		(In Canadian Dollars)
Other long-term obligation	$210,000	$18,000		$64,000		$87,000	$41,000
Operating Lease Obligations	$5,871,000	$788,000		$2,081,000		$2,140,000	$862,000
Commitments for Clinical Research Agreements	$9,800,000	$9,800,000	$	Nil	$	Nil	$ Nil
Commitments under License Agreement(1)	$882,000	$70,000		$348,000		$348,000	$116,000 Per annum
Total	$16,763,000	$10,676,000		$2,493,000		$2,575,000	$1,019,000

(1)	As of December 31, 2005, pursuant to four license and service agreements, we have various commitments as described in Note 11(b) and (c) of the Notes to the Consolidated Financial Statements, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 11(c)(iii) of the Notes to the Consolidated Financial Statements, converted in Canadian Dollars at the year-end exchange rate of 1.163.
Audit Committee
     We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Peter W. Roberts, Jackie M. Clegg, Fred H. Mermelstein and Harold H. Shlevin. See the section entitled “Directors and Executive Officers” in our Annual Information Form for the year ended December 31, 2005, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
CARDIOME PHARMA CORP.

By: /s/ ROBERT W. RIEDER
Name:	Robert W. Rieder
Title:	Chief Executive Officer
Date:	March 31, 2006

EXHIBITS

Exhibit	Description
99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2005.

99.2	Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2005, including reconciliation to United States generally accepted accounting principles and Auditors’ Report to the Shareholders (incorporated by reference to the Current Report on Form 6-K filed on March 31, 2006).

99.3	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2005 (incorporated by reference to the Current Report on Form 6-K filed on March 31, 2006).

99.4	Code of Ethics.

99.5	Consent of Ernst & Young LLP.

99.6	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).

99.7	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

99.8	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.9	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).