Form 40-F
period 2006-12-31
Cardiome Pharma Corp
filed 2007-03-29
CIK 1036141

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

(Check One:)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number: 000-29338

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

PTSGE Corp.
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
telephone number : (206) 623-7580
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title	Name of Each Exchange on Which Quoted
Common Shares	Nasdaq Global Market Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.

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

53,888,202 common shares as at December 31, 2006

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

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       Annual Information Form

For our Annual Information Form for the twelve-month period ended December 31, 2006, see Exhibit 99.1 to this Annual Report on Form 40-F.

B.        Audited Annual Financial Statements

For our Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2006, including the report of independent chartered accountants with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Exhibit 99.3 to this Annual Report on Form 40-F.

C.        Management’s Discussion and Analysis

For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2006, see Exhibit 99.4 to this Annual Report on Form 40-F.

Disclosure Controls and Procedures

We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of control is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP. Our management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2006 and has concluded that such internal control over financial reporting is effective as of December 31, 2006. There are no material weaknesses that have been identified in this regard. This assessment was based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This Form 40-F does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

Our Board of Directors has determined that Peter W. Roberts is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F), and that Mr. Roberts meets the independence requirements of the Nasdaq Stock Market, Inc. For a description Mr. Robert’s relevant experience in financial matters, see his employment history in the section "Directors and Executive Officers" in our Annual Information Form for the year ended December 31, 2006, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Code of Ethics

Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Business Conduct, which is applicable to all of our employees. The portion of our Code of Business Conduct which applies to our senior officers is filed as Exhibit 99.5 to this Annual Report on Form 40-F. In the event that we:

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

Principal Accountant Fees and Services

The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant during fiscal 2005 and the first quarter of fiscal year 2006, and KPMG LLP, our principal accountant for the second, third, and fourth quarters of fiscal year 2006. These figures include fees for services performed by KPMG LLP and Ernst & Young LLP for the entire years ended December 31, 2006 and 2005.

	2006			2005
	(in Canadian Dollars)
	Ernst & Young LLP	KPMG LLP	All Auditors	Ernst & Young LLP
Audit fees	$86,660	$209,000	$295,660	$268,601
Audit-related fees	$77,214	$97,700	$174,914	$5,018
Tax fees	$280,928	$5,500	$286,428	$45,686
All other fees	$198,129	$246,485	$444,614	-
Total Fees	$642,931	$558,685	$1,201,616	$319,305

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

All Other Fees. Other fees include consulting services performed by KPMG LLP and Ernst & Young LLP during periods in which they were not our principal accountants.

Pre-Approval Policies

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2006 were pre-approved by our audit committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

Disclosure of Contractual Obligations

As of December 31, 2006, and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

		Payment Due by Period
	Total	2007	2008-2009	2010-2011	Thereafter
	(In thousands of Canadian Dollars)
Other long-term obligation	$192	$19	$45	$55	$73
Operating lease obligations	$5,084	$744	$1,338	$1,427	$1,575
Commitments for clinical research agreements	$9,071	$8,744	$327	-	-
Total	$14,347	$9,507	$1,710	$1,482	$1,648

Audit Committee

We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Peter W. Roberts, Jackie M. Clegg, Fred Mermelstein and Harold H. Shlevin. See the section entitled "Directors and Executive Officers" in our Annual Information Form for the year ended December 31, 2006, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

CARDIOME PHARMA CORP.

By:	/s/ ROBERT W. RIEDER
Name:	Robert W. Rieder
Title:	Chief Executive Officer
Date:	March 29, 2007

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2006.
99.2
Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2006, including Auditors’ Report to the Shareholders (incorporated by reference to the Current Report on Form 6-K filed on March 28, 2007).

99.3
Reconciliation of Important Differences Between Canadian and United States Generally Accepted Accounting Principles (incorporated by reference to the Current Report on Form 6-K filed on March 28, 2007).

99.4	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2006 (incorporated by reference to the Current Report on Form 6-K filed on March 28, 2007).
99.5	Code of Ethics.
99.6	Consent of Ernst & Young LLP.
99.7	Consent of KPMG LLP.
99.8	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a).
99.9	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).
99.10	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
99.11	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).