Form 40-F
period 2007-12-31
Cardiome Pharma Corp
filed 2008-03-28
CIK 1036141

United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 40-F
(Check One:)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number: 000-29338
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
63,727,290 common shares as at December 31, 2007
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
Principal Documents
     The following documents have been filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
     For our Annual Information Form for the twelve-month period ended December 31, 2007, see Exhibit 99.1 to this Annual Report on Form 40-F.
B. Audited Annual Financial Statements
     For our Consolidated Audited Financial Statements for the twelve-month period ended December 31, 2007, including the report of independent chartered accountants with respect thereto, see Exhibit 99.2 to this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Exhibit 99.3 to this Annual Report on Form 40-F.
C. Management’s Discussion and Analysis
     For Management’s Discussion and Analysis for the twelve-month period ended December 31, 2007, see Exhibit 99.4 to this Annual Report on Form 40-F.
Disclosure Controls and Procedures
     We have carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 40-F. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports.
Management’s Annual Report on Internal Control over Financial Reporting
     Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP. Our management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2007 and has concluded that such internal control over financial reporting is effective as of December 31, 2007. There are no material weaknesses that have been identified in this regard. This assessment was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in Internal Control—Integrated Framework. The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by our independent auditors, KPMG LLP, a registered public accounting firm, as stated in their audit report. KPMG LLP has issued a report on the effectiveness of internal control over financial reporting as of December 31, 2007, see Exhibit 99.2 to this Annual Report on form 40-F.
Changes in Internal Control Over Financial Reporting
     There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert
     Our Board of Directors has determined that Peter W. Roberts is an audit committee financial expert serving on our audit committee (as defined in paragraph 8(b) of General Instruction B to Form 40-F), and that Mr. Roberts meets the independence requirements of the Nasdaq Stock Market, Inc. For a description of Mr. Robert’s relevant experience in financial matters, see his employment history in the section “Directors and Executive Officers” in our Annual Information Form for the year ended December 31, 2007, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
Code of Ethics
     Our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is disclosed in our Code of Business Conduct and Ethics, which is applicable to all of our employees. The portion of our Code of Business Conduct and Ethics which applies to our senior officers is filed as Exhibit 99.5 to this Annual Report on Form 40-F. In the event that we:
     (i) amend any provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, or
     (ii) grant a waiver, including an implicit waiver, from a provision of our Code of Business Conduct and Ethics to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of the code of ethics definition as enumerated in paragraph (9)(b) of General Instruction B to Form 40-F, we will disclose in a Form 6-K any amendment to, or waiver of, a provision of our Code of Business Conduct and Ethics that relates to the items set forth above. Such disclosure will specifically describe the nature of the amendment or waiver, and will, in the case of a waiver, name the person to whom the waiver was granted.
Principal Accountant Fees and Services
     The following table provides information about the fees billed to us for professional services rendered by KPMG LLP, our principal accountant for the second, third, and fourth quarters of fiscal year 2006 and for the entire 2007 fiscal year, and Ernst & Young LLP, our principal accountant first quarter of fiscal year 2006,

	2007	2006
	(in Canadian Dollars)
	KPMG LLP	Ernst & Young LLP	KPMG LLP	All Auditors

Audit fees	$404,448	$86,660	$209,000	$295,660
Audit-related fees	$280,771	$77,214	$97,700	$174,914
Tax fees	$85,000	$280,928	$5,500	$286,428
All other fees	$—	$198,129	$246,485	$444,614
Total Fees	$770,219	$642,931	$558,685	$1,201,616
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
Pre-Approval Policies

     All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2007 were pre-approved by our audit committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our audit committee.
Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements to report.
Disclosure of Contractual Obligations
     As of December 31, 2007, and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

		Payment Due by Period
	Total	2008	2009-2010	2011-2012	Thereafter
	(In thousands of Canadian Dollars)
Other long-term obligation	$173	$21	$50	$61	$41
Operating lease obligations	$7,001	$816	$2,301	$2,406	$1,478
Commitments for clinical research agreements	$19,372	$17,888	$1,484	—	—
Total	$26,546	$18,725	$3,835	$2,467	$1,519

(1)	As of December 31, 2007, pursuant to five license and service agreements, we have various commitments as described in Note 12(c) of the Notes to the Consolidated Financial Statements, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur.
Audit Committee
     We have established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Peter W. Roberts, Jackie M. Clegg, and Harold H. Shlevin. See the section entitled “Directors and Executive Officers” in our Annual Information Form for the year ended December 31, 2007, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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

CARDIOME PHARMA CORP.
By:	/s/ ROBERT W. RIEDER
	Name:	Robert W. Rieder
	Title:	Chief Executive Officer
	Date:	March 27, 2008

EXHIBITS

Exhibit	Description

99.1	Annual Information Form of the Registrant for the twelve-month period ended December 31, 2007.

99.2	Consolidated Audited Financial Statements of the Registrant for the twelve-month period ended December 31, 2007, including Auditors’ Report to the Shareholders (incorporated by reference to the Current Report on Form 6-K filed on March 27, 2008).

99.3	Reconciliation of Important Differences Between Canadian and United States Generally Accepted Accounting Principles (incorporated by reference to the Current Report on Form 6-K filed on March 27, 2008).

99.4	Management’s Discussion and Analysis of the Registrant for the twelve-month period ended December 31, 2007 (incorporated by reference to the Current Report on Form 6-K filed on March 27, 2008).

99.5	Code of Business Conduct and Ethics.

99.6	Consent of Independent Registered Public Accounting Firm

99.7	Certifications of Chief Executive Officer pursuant to Rule 13a-14(a) .

99.8	Certifications of Chief Financial Officer pursuant to Rule 13a-14(a).

99.9	Certifications of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.10	Certifications of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).