Form 40-F
period 2008-12-31
Cardiome Pharma Corp
filed 2009-03-30
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 000-29338

CARDIOME PHARMA CORP. (Exact name of Registrant as specified in its charter)
Canada (Province or other jurisdiction of incorporation or organization)
2834 (Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable (I.R.S. Employer Identification Number (if applicable))
6th Floor, 6190 Agronomy Road Vancouver, British Columbia, Canada V6T 1Z3 (604) 677-6905 (Address and telephone number of Registrant's principal executive offices)
CT Corporation 111 Eighth Avenue New York, New York 10011 (212) 894-8940 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common Shares, no par value	Nasdaq Global Market

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

The Registrant had 63,762,296 Common Shares outstanding as at December 31, 2008.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No ☐

A.           Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission (the “Commission”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2008.  See “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.           Management's Annual Report on Internal Control over Financial Reporting

The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.  Because of its inherent limitations, internal control over financial reporting may not prevent or deter misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2008 and has concluded that such internal control over financial reporting is effective as of December 31, 2008.  This assessment was based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by the Registrant’s independent auditors, KPMG LLP, a registered public accounting firm (the “Independent Auditors”), as stated in their audit report that accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2008, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.           Attestation Report of the Registered Public Accounting Firm

As noted above, the audit report relating to the effectiveness of the Registrant’s internal control over financial reporting of the Independent Auditors accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2008, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.           Changes in Internal Control over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.           Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2008.

F.           Audit Committee Financial Expert

The Registrant’s board of directors (the “Board”) has determined that all of the members of the Registrant’s Audit Committee are “independent” within the meaning of applicable SEC regulations and the listing standards of the Nasdaq Stock Market, Inc. (“Nasdaq”).  In addition, the Board has determined that Mr. Peter W. Roberts is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

G.           Code of Ethics

The Registrant’s code of ethics, the “Code of Business Conduct and Ethics”, is applicable to all of its employees including the Chief Executive Officer, Chief Financial Officer and other senior officers. The Code of Business Conduct and Ethics can be viewed on the Registrant’s website at www.cardiome.com.

H.           Principal Accountant Fees and Services

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto, were $564,317 for the fiscal year ended December 31, 2008 and $404,448 for the fiscal year ended December 31, 2007.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as "Audit Fees," including consultations concerning financial accounting and reporting matters not classified as audit, were $nil for the fiscal year ended December 31, 2008 and $280,771 for the fiscal year ended December 31, 2007.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $27,000 for the fiscal year ended December 31, 2008 and $85,000 for the fiscal year ended December 31, 2007. The services comprising the fees reported as "Tax Fees" included consultation regarding various tax issues.

All Other Fees

During the fiscal years ended December 31, 2008 and 2007, the Independent Auditors were not engaged to provide services other than those reported in the preceding three paragraphs.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2008 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

I.           Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements.

J.           Tabular Disclosure of Contractual Obligations

See “Contractual Obligations” in Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.           Critical Accounting Policies

See “Critical Accounting Policies and Estimates” in Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

L.           Identification of Audit Committee

The Registrant has established an audit committee in accordance with section 15 U.S.C. 78c(a)(58)(A). Each of the following directors serves on the audit committee: Peter W. Roberts, Jackie M. Clegg, and Harold H. Shlevin. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of Nasdaq.  See the sections entitled "Directors and Executive Officers" and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2008, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

M.          Nasdaq Exemption

On April 12, 2004, the Registrant informed Nasdaq that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company).  The Registrant's by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two or more shareholders representing at least 20% of the shares entitled to vote at the meeting.  The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Canada).  The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

B.           Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.  Any change to the name and address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2008.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008.

1.4	Reconciliation of Important Differences Between Canadian and United States Generally Accepted Accounting Principles.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

.
SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CARDIOME PHARMA CORP.

Date: March 30, 2009	By:	/s/ ROBERT W. RIEDER
Name: Robert Rieder
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2008.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008.

1.4	Reconciliation of Important Differences Between Canadian and United States Generally Accepted Accounting Principles.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.