Form 40-F
period 2009-12-31
Cardiome Pharma Corp
filed 2010-03-11
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 000-29338

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

The Registrant had 60,513,911 Common Shares outstanding as at December 31, 2009.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Ruleg3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes   ☐    82-_________     No   ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒    No   ☐

Indicate by check mark whether registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes   ☒    No   ☐

.

A.          Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission (the “Commission”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2009.  See “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.          Management's Annual Report on Internal Control over Financial Reporting

The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”), including a reconciliation to U.S. GAAP.  Because of its inherent limitations, internal control over financial reporting may not prevent or deter misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2009 and has concluded that such internal control over financial reporting is effective as of December 31, 2009.  This assessment was based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by the Registrant’s independent auditors, KPMG LLP, the independent registered public accounting firm of the Registrant (the “Independent Auditors”), as stated in their audit report that accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

C.          Attestation Report of the Registered Public Accounting Firm

The attestation report of the Independent Auditor is included in the Independent Auditor’s report to the shareholders of the Registrant, dated March 8, 2010, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.          Changes in Internal Control over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.           Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2009.

F.           Audit Committee Financial Expert

The Registrant’s board of directors (the “Board”) has determined that all of the members of the Registrant’s Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the Nasdaq Stock Market, Inc. (“Nasdaq”).  In addition, the Board has determined that Mr. Peter W. Roberts is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act.

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

G.          Code of Ethics

The Registrant’s code of ethics, the “Code of Business Conduct and Ethics,” is applicable to all of its employees including the Chief Executive Officer, Chief Financial Officer and other senior officers.  During the fiscal year ended December 31, 2009, as a result of its adoption of automatic securities disposition plans and automatic securities purchase plans pursuant to applicable Canadian and U.S. securities laws, the Registrant amended its code of ethics to no longer require restricted persons to consult with the Registrant’s Compliance Officer before executing any trades in securities to facilitate the ability to trade securities pursuant to these plans.  The Code of Business Conduct and Ethics can be viewed on the Registrant’s website at www.cardiome.com. The Registrant will provide a copy of the Code of Business Conduct and Ethics, without charge, to any person that requests a copy by contacting the Corporate Secretary at the address on the cover of this annual report on Form 40-F.

H.          Principal Accountant Fees and Services

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $531,500 for the fiscal year ended December 31, 2009 and $564,317 for the fiscal year ended December 31, 2008.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as "Audit Fees", were $nil for the fiscal year ended December 31, 2009 and $nil for the fiscal year ended December 31, 2008.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $nil for the fiscal year ended December 31, 2009 and $27,000 for the fiscal year ended December 31, 2008. The services comprising the fees reported as "Tax Fees" included consultation regarding various tax issues.

All Other Fees

During the fiscal years ended December 31, 2009 and 2008, the Independent Auditors were not engaged to provide services other than those reported in the preceding three paragraphs.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2009 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

I.            Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements.

J.           Tabular Disclosure of Contractual Obligations

See “Contractual Obligations” in Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.          Critical Accounting Policies

See “Critical Accounting Policies and Estimates” in Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

L.           Identification of Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with section 3(c)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Peter W. Roberts, Jackie M. Clegg, and Harold H. Shlevin. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of Nasdaq. See“Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2009, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

N.          Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate Web site, an Interactive Data File.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2009.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 10, 2010	CARDIOME PHARMA CORP. By: /s/DOUGLAS JANZEN Name: Douglas Janzen Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2009.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2009.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.