Form 40-F
period 2010-12-31
Cardiome Pharma Corp
filed 2011-03-11
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 000-29338
CARDIOME PHARMA CORP.
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
2834
(Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable
(I.R.S. Employer Identification Number (if applicable))
6th Floor, 6190 Agronomy Road
Vancouver, British Columbia, Canada V6T 1Z3
(604) 677-6905
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	Nasdaq Stock Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
The Registrant had 61,052,362 Common Shares outstanding as at December 31, 2010.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Ruleg3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐ 82-_________          No ☑
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
Yes ☐          No ☐

SIGNATURES
EXHIBIT INDEX
EX-1.1
EX-1.2
EX-1.3
EX-23.1
EX-31.1
EX-32.1

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
The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2010. See “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.
B. Management’s Annual Report on Internal Control over Financial Reporting
The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America (“GAAP”), including a reconciliation to Canadian generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2010 and has concluded that such internal control over financial reporting is effective as of December 31, 2010. This assessment was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by the Registrant’s independent auditors, KPMG LLP, the independent registered public accounting firm of the Registrant (the “Independent Auditors”), as stated in their audit report that accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2010, filed as Exhibit 1.2 to this Annual Report on Form 40-F.
C. Attestation Report of the Registered Public Accounting Firm
The attestation report of the Independent Auditor is included in the Independent Auditor’s report to the shareholders of the Registrant, dated March 11, 2011, which accompanies the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2010, filed as Exhibit 1.2 to this Annual Report on Form 40-F.
D. Changes in Internal Control over Financial Reporting
There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
E. Notice of Pension Fund Blackout Period
The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2010.
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

The Commission has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or the Board.
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
H. Principal Accountant Fees and Services
(all amounts are in Canadian dollars unless otherwise indicated)
     Audit Fees
     The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $567,975 for the fiscal year ended December 31, 2010 and $531,500 for the fiscal year ended December 31, 2009.
     Audit-Related Fees
     The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “Audit Fees”, were $nil for the fiscal year ended December 31, 2010 and $nil for the fiscal year ended December 31, 2009.
     Tax Fees
     The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $nil for the fiscal year ended December 31, 2010 and $nil for the fiscal year ended December 31, 2009.
     All Other Fees
     During the fiscal years ended December 31, 2010 and 2009, the Independent Auditors were not engaged to provide services other than those reported in the preceding three paragraphs.
     Audit Committee Pre-Approval Policies and Procedures
     All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2010 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.
I. Off-Balance Sheet Arrangements
The Registrant does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.
J. Tabular Disclosure of Contractual Obligations

See “Contractual Obligations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit 1.3 to this Annual Report on Form 40-F.
K. Critical Accounting Policies
See “Critical Accounting Policies and Significant Estimates” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit 1.3 to this Annual Report on Form 40-F.
L. Identification of Audit Committee
The Registrant has established a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Peter W. Roberts, Jackie M. Clegg, and Harold H. Shlevin. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of Nasdaq. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2010, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.
M. Nasdaq Exemption
On April 12, 2004, the Registrant informed Nasdaq that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant’s by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two or more shareholders representing at least 20% of the shares entitled to vote at the meeting. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Canada). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.
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
B. Consent to Service of Process
The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.
EXHIBITS
The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2010.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 11, 2011	CARDIOME PHARMA CORP.
	By:	/s/ DOUGLAS JANZEN
Name: Douglas Janzen
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2010.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2010.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.