Form 40-F/A
period 2011-12-31
Cardiome Pharma Corp
filed 2012-04-25
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 1

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

Yes  [  X  ]        No [       ]

EXPLANATORY NOTE

Cardiome Pharma Corp. (the "Registrant") is filing this Form 40-F/A to the Registrant's Annual Report on Form 40-F, dated March 28, 2012 (the "Form 40-F"), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T.  Exhibit 101 was omitted from the Registrant's timely filed Form 40-F in accordance with the 30-day grace period provided in Preliminary Note 3(a)(2)(ii) to Rule 405 of Regulation S-T.

No other changes have been made to the Form 40-F.  This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 25, 2012	CARDIOME PHARMA CORP. By: /s/ DOUGLAS JANZEN Name: Douglas Janzen Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Annual Information Form for the fiscal year ended December 31, 2011.

1.2*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2011.

1.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011.

23.1*	Consent of KPMG LLP.

31.1*	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

* Previously filed with the Commission.