Form 20-F
period 2012-12-31
Cardiome Pharma Corp
filed 2013-03-19
CIK 1036141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission File Number_000-29338

CARDIOME PHARMA CORP.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

6190 Agronomy Road, Suite 405
Vancouver, British Columbia, Canada V6T 1Z3
(604) 677-6905
(Address of principal executive offices)

Jennifer Archibald

Tel: (604) 677-6905, fax: (604) 677-6915

6190 Agronomy Road, Suite 405
Vancouver, British Columbia, Canada V6T 1Z3
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 62,351,691 Common Shares outstanding as at December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.

Yes ☐        No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements include in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
By the International Accounting standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐        No ☒

.

GENERAL

In this Annual Report, a reference to the “Corporation”, “Cardiome”, “we”, “us”, “our” and similar words refer to Cardiome Pharma Corp. and its subsidiaries or any one of them as the context requires.

All references herein to “dollars” and “$” are to U.S. dollars, unless otherwise indicated. All references to “Cdn.$” are to Canadian dollars. On December 31, 2012, the exchange rate for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$0.9949 based upon the Bank of Canada noon rate.

Unless otherwise stated, the information set forth in this Annual Report is as of December 31, 2012.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation or applicable securities laws that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate. Forward-looking statements in this Annual Report include but are not limited to statements relating to:

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, the European Union and other countries;

•	if we receive necessary regulatory approvals, the cost of post-market regulation;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	our ability to enrol patients in our clinical trials;

•	the benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	whether our third party collaborators will maintain their intellectual property rights in the technology we license;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	sources of revenues and anticipated revenues, including product sales;

•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	whether we will receive, and the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our retention and hiring of qualified employees; and

•	the manufacturing capacity of third-party manufacturers for our product candidate.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that vernakalant (IV) will continue to be accepted in European countries or other jurisdiction where BRINAVESSTM has been approved for marketing, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationship with our suppliers and service providers will be maintained, assumptions relating to the availability of capital on terms that are favourable to us and assumptions relating the feasibility of future clinical trials.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in Item 3D “Risk Factors”. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties related to the fact that: we have a history of significant losses and may never achieve or maintain profitability; our success is dependent upon our corporate collaborations with third parties in connection with services we will need for the development, marketing and commercialization of our products; we do not currently have the marketing expertise needed to commercialize our products; we are primarily a pharmaceutical development business and are subject to all of the risks of a pharmaceutical development business; clinical trials are expensive and time-consuming and their outcome is uncertain; the results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or the commercial setting; if we encounter difficulties enrolling patients in our clinical trials; our clinical trials could be delayed or otherwise adversely affected; our share price could decline significantly if clinical trial results are not favourable or are perceived negatively; we may not achieve our projected development goals within expected time frames; protection of intellectual property can be unpredictable and costly; some of our products may rely on proprietary technology owned by third parties; we will have additional future capital needs and there are uncertainties as to our ability to raise additional funding; our product candidates are subject to extensive regulation, which can be costly and time-consuming or prevent the receipt of required regulatory approvals; any of our products that receive regulatory approval could be subject to extensive post-market regulation that can affect sales, marketing and profitability; obtaining regulatory approval in the European Union does not ensure that we will obtain regulatory approval in other countries; if we successfully develop our products, they may not achieve market acceptance; inability to manage our future growth could impair our business, financial condition and results of operations; acquisitions of companies or technologies may result in disruptions to our business; the life sciences industry is highly competitive; our business may be affected by existing legislation and continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare; we may face difficulties manufacturing our products; federal legislation in the United states or other countries could adversely impact our ability to economically price our potential products; compulsory licensing and/or generic competition may affect our business in certain countries; the use of pharmaceuticals may expose us to product liability claims; we are dependent upon our key personnel to achieve our scientific and business objectives; if we were to lose our “foreign private issuer” status under U.S. securities laws we would likely incur additional expenses to ensure compliance with U.S. securities laws; we may not be able to sustain the trading market of our common shares; U.S. tax authorities could treat us as a passive foreign investment company, which could have adverse U.S. federal income tax consequences to U.S. shareholders; legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations; we are subject to risks associated with doing business globally; we may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when our products are commercialized, and other factors as described in detail in this Annual Report and our filings with the Securities and Exchange Commission (available through the SEC’s Electronic Document Gathering and Retrieval System (EDGAR) at http://www.sec.gov) and the Canadian securities regulatory authorities (available on the Canadian Securities Administrator’ System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com).

Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected financial data for Cardiome for the periods indicated, derived from audited consolidated financial statements. The data set forth below should be read in conjunction with the consolidated financial statements and notes thereto included in Part 1, Item 18 and discussions in Part 1, Item 5 “Operating and Financial Review and Prospects” included in this Annual Report.

Summary Financial Information

Under U.S. GAAP (1)

(in thousands, except per share amounts)

	Year Ended December 31,
	2012	2011	2010	2009(2)	2008(2)
	U.S.$	U.S.$	U.S.$	U.S.$	Cdn.$
Operating Data
Total revenue	$789	$1,505	$66,064	$50,201	$1,604
Research and development	6,017	15,224	15,339	26,616	46,125
General and administration	9,611	11,549	12,875	15,106	17,170
Restructuring	10,040	-	-	-	-
Net income (loss) from operations	(25,960)	(26,458)	36,671	7,304	(66,136)
Gain on settlement of debt	11,218	-	-	-	-
Net income (loss)	(18,315)	(27,920)	35,499	2,354	(57,322)
Weighted average number of common shares - basic	61,273	61,126	60,814	63,260	63,749
Weighted average number of common shares - diluted	61,273	61,126	61,321	65,193	63,749
Net income (loss) per common share - Basic and Diluted	$(0.30)	$(0.46)	$0.58	$0.04	$(0.90)

Balance Sheet Data
Total Assets	$44,793	$54,035	$82,324	$53,505	$44,602
Total Liabilities	36,934	28,749	31,407	43,723	12,602
Common stock	262,439	262,097	261,554	256,711	327,986
Total Stockholders' equity	7,859	25,286	50,917	9,782	32,000
Number of common stock outstanding	62,352	61,129	61,052	60,514	63,762

(1)	The balance sheet and operating data for the years ended December 31, 2012, 2011, 2010 and 2009 is derived from financial statements prepared under U.S. GAAP in U.S. dollars. We historically prepared our consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2010, we adopted U.S. GAAP as the comprehensive basis of accounting and financial reporting for our consolidated financial statements. Comparative financial information for the year ended December 31, 2009 has been recast to reflect our results as if we had historically reported in accordance with U.S. GAAP.

The balance sheet and operating data for the year ended December 31, 2008 is derived from financial statements prepared under Canadian GAAP in Canadian dollars, reconciled to U.S. GAAP.

(2)	Effective January 1, 2010, we elected to adopt U.S. dollars as our reporting currency to better reflect our business and to improve comparability of our financial information with other publicly traded businesses in the life sciences industry. The balance sheet and operating data for the year ended December 31, 2009 has been recast to reflect our results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income

We were not required to retrospectively apply the change in reporting currency for the year ended December 31, 2008. Accordingly, the balance sheet and operating data for the year ended December 31, 2008 has not been recast to reflect the change in reporting currency, and is therefore not comparable with the information for the years ended December 31, 2012, 2011, 2010 and 2009.

The following table sets out the exchange rates of Cdn.$ for U.S.$1.00 for the year ended December 31, 2008, based on the daily noon rates in Canada as published by the Bank of Canada:

Year Ended December 31, 2008

Period End	1.2246
Average	1.0660
High	1.2969
Low	0.9719

We have never declared or paid any cash dividends.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following risks in addition to the other information included in this Annual Report, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline and you could lose part or all of your investment. The risks set out below are not the only risks we face. Additional risks that are presently known to us or that we currently deem immaterial may also impact our business. We consider the following issues to be the most critical risks to the success of our business.

We have a history of significant losses and a significant accumulated deficit and we may never achieve or maintain profitability.

Although we have been involved in the life sciences industry since 1992, we have, prior to the launch of BRINAVESSTM, only been engaged in research and development and have incurred significant operating losses. Before Merck obtained marketing approval for BRINAVESSTM in the European Union, Iceland and Norway in September 2010, and launched BRINAVESSTM in a number of European countries in 2011, none of our drug candidates had been approved for marketing or commercialized. Accordingly, we have only recently begun to generate revenue from product sales. In 2012, Merck gave notice to us of its termination of its collaborative and license agreements with us. We have no previous experience with product sales and have no established sales and distribution network. Therefore, we cannot assure you that we will be able to generate our targeted products sales.

Our losses have resulted in large part from the significant research and development expenditures we have made in seeking to identify and validate new drug targets and compounds that could become marketed drugs. Upon the effective dates of the termination of the collaborative and license agreements with Merck, we will be fully responsible for future expenses related to research, development, testing and approval of vernakalant (IV), including expenses incurred to obtain approval for vernakalant (IV) in North America and other jurisdictions, post-approval studies for vernakalant (IV) including specific follow-up measures mandated by regulatory agencies, as well as research and development of any future products. We expect these expenses to result in continuing operating losses in the near future.

Although we have received milestone payments under the terms of our collaborative agreements with Merck and Astellas in the past, we cannot assure you that we will be able to find new collaborative partners or receive additional milestone payments in the future. Our ability to significantly increase revenues or achieve profitable operations is largely dependent upon our ability to develop and commercialize the vernakalant products and we cannot assure you that we will be able to successfully develop and commercialize these products.

If we are unable to develop, obtain regulatory approval for our product candidates currently under development or are unable to successfully commercialize BRINAVESSTM or any other product candidates in respect of which we obtain marketing approval, we will not be able to significantly increase revenues or achieve profitable operations. It takes many years and significant financial resources to successfully develop a pre-clinical or early clinical compound into a marketed drug.

Our success is dependent upon our corporate collaborations with third parties in connection with services we will need for the development, marketing and commercialization of our products.

The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, regulatory approval and commercialization of our product candidates currently marketed and/or under development. Merck has given notice to us of its termination of its collaborative and license agreements with us. We may not be able to find new collaborative partners to support our future development, marketing and commercialization of our products, which may require us to undertake research and development and/or commercialization activities ourselves, and may result in a material adverse effect on our business, financial condition, prospects and results of operations.

Even if we are able to find new collaborative partners, our success is highly dependent upon the performance of these new corporate collaborators. The amount and timing of resources to be devoted to activities by future corporate collaborators, if any, are not within our direct control and, as a result, we cannot assure you that any future corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our product candidates. Any future corporate collaborators might not perform its obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or may terminate particular development programs, or the agreement governing such development programs.

In addition, if any future collaborators fail to comply with applicable regulatory requirements, the FDA, the European Medicines Agency (“EMA”), the Therapeutic Products Directorate (“TPD”) or other authorities could take enforcement action that could jeopardize our ability to develop and commercialize our product candidates. Despite our best efforts to limit them, disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

We do not currently have the marketing expertise needed to commercialize our products.

We have limited resources to market BRINAVESSTM or any other potential products. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Given the pending termination of our collaborative and license agreements with Merck, we will be responsible for the commercialization of BRINAVESSTM or any future products. However, we have no previous sales, marketing and distribution experience. We are in the process of developing our marketing capability, including the establishment of a sales force, engagement of contract research organization, distribution organization, and other arrangement with third parties to provide the financial and other resources needed to monitor and market such products. However, we have limited experience in hiring and managing sales personnel. In addition, our ability to develop our own marketing capability is untested, and we may not be able to negotiate favourable terms in connection with additional arrangements to market our product candidates. To the extent that third party contract research and distribution organizations are used, we are dependent on these third parties for our commercialization success. If we are unable to develop our sales, marketing and distribution capabilities, we will not be able to successfully commercialize our products.

We also have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture commercially any additional products that we may develop. Accordingly, if we are required to manufacture our products, we would either be required to develop the facilities to manufacture such products independently, or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favourable terms, we may be unable to compete effectively in the marketplace.

Because of the high degree of expertise necessary to produce chemical products, and applicable legal and regulatory requirements such as current GMP requirements, it is a time-consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favourable terms on any manufacturing agreement we enter into with them. We have relied and will continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify, and do not know whether there will be, any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality for commercial production. In addition, if we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

We are primarily a pharmaceutical development business and are subject to all of the risks of a pharmaceutical development business.

We are primarily a pharmaceutical development business and are subject to all of the risks associated with a pharmaceutical development business. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.

BRINAVESSTM has been launched and approved for sale in a number of countries. However, apart from BRINAVESSTM, our other products are currently in the research and development and registration stages and have not received regulatory approval for commercial sale from any jurisdiction. We have not generated any revenues from product sales except BRINAVESSTM, nor do we expect to generate any significant product sales over the next year. There is a possibility that none of our drug candidates that are currently under development will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.

Any failure to successfully develop and obtain regulatory approval for products that are currently under development would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials for our product candidates are expensive and time consuming, and their outcome is uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive, and are difficult to design and implement. The clinical trial process is also time-consuming and can often be subject to unexpected delays. For example, in October 2010, Astellas suspended patient enrollment in the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). Merck and the FDA have agreed to close the ACT 5 trial. Results were analyzed and we are in the process of determining future plans for the program. In 2012, the Phase 3 Asia Pacific study was suspended pending the transition of rights from Merck to us. The decision regarding the future of this study is under discussion and may adversely affect the timing and success of the development and registration in the Asia-Pacific region.

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates and explore efficacy at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for vernakalant (IV) and other products may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in the commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

Although vernakalant (IV) has been approved for marketing in certain European countries and other territories, we may be required to do additional trials in other jurisdictions in order to obtain approval to market vernakalant (IV) in those jurisdictions. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials. There is no guarantee that ongoing assessment by regulatory agencies will remain positive based on expanding database of post-launch data. If vernakalant (IV) fails to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, our product candidates currently under development.

If we encounter difficulties enrolling patients in our clinical trials, our clinical trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates require that we identify and enroll a large number of patients with atrial fibrillation and other cardiovascular dysfunctions. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	availability of competing therapies;

•	competing clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials. Any delay or termination of ongoing trials will have an adverse effect on our ability to develop and market our products and could have a material adverse effect on our business financial condition and results of operations. Further, any delay or termination of ongoing trials which are part of mandated follow-up measures may pose significant regulatory risk with respect to the approved product BRINAVESSTM.

We have ongoing and/or planned clinical trials for our product candidates. Our share price could decline significantly if those clinical results are not favourable or are perceived negatively.

We expect that additional trials and studies may be required to obtain approval in some regulatory jurisdictions outside of Europe. Specifically, subject to obtaining permission from the FDA to restart the vernakalant (IV) development program in the United States, we expect additional non-clinical and clinical studies will be required. The results of such trials may not be favourable or viewed favourably by us or third parties, including investors, equity research analysts and potential collaborators. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favourable, were perceived negatively or otherwise did not meet expectations. Unfavourable results or negative perceptions regarding the results of clinical trials for any of our product candidates currently under development could cause our share price to decline significantly.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and make public statements regarding timing, of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors within and beyond our control such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. We cannot assure you that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition and results of operations.

We rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success will depend in part upon our ability to obtain patent protection or patent licenses for our technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any application for patent protection and patent licenses can be unpredictable. In addition, any breach of confidentiality by a third party by premature disclosure may preclude us from obtaining appropriate patent protection, thereby affecting the development and commercial value of our technology and products.

Our patent portfolio related to vernakalant contains two issued U.S. patents and one issued European patent with composition of matter claims specific to vernakalant and/or claims specific to the use of vernakalant to treat arrhythmia, and we are pursuing similar claims in other jurisdictions worldwide. In addition to the foregoing specific composition of matter protection, we also have twenty-one issued U.S. patents, nine pending U.S. applications and numerous issued patents and pending applications in other jurisdictions worldwide more generally related to vernakalant and analogs thereof, including, but not limited to, composition of matter, various therapeutic uses, manufacturing methods and formulations thereof. We have no assurance that any patents from these applications will ever be issued.

We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. Third parties may attempt to circumvent our patents by means of alternative designs and processes. Further, third parties may independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications. There is also a risk that any patents issued relating to our vernakalant products or any patents licensed to us may be successfully challenged or that the practice of our vernakalant products might infringe the patents of third parties. If the practice of our vernakalant products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing, which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.

In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or if confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent or license suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. We may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

Some of our products may rely on licenses of proprietary technology owned by third parties and we may not be able to maintain these licenses on favourable terms.

The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and we are not able to obtain them on favourable terms, or at all, the commercial value of our products will be significantly impaired. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our ability to realize the benefits of our efforts may be limited.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require substantial additional capital resources to further develop product candidates currently under development, obtain regulatory approvals and ultimately to commercialize such product candidates. We believe that our current capital resources and anticipated cash flows generated from the sale of BRINAVESSTM should be sufficient to fund our operations as currently anticipated for at least the next 24 months. However, advancing our other product candidates, market expansion of our current products or development of any new product candidates through to commercialization will require considerable resources and additional access to capital markets.

In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

•	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

•	we are required to perform additional pre-clinical studies and clinical trials;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

•	we elect to develop, acquire or license new technologies and products.

We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing. However, if our research and development activities do not show positive progress, or if capital market conditions in general, or with respect to life sciences or development stage companies such as ours in particular, are unfavourable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our common shares or financial instruments that are exchangeable for or convertible into our common shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical and clinical trials of any products developed by us or our future collaborative partners, if any, and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by the TPD, in the European Union by the EMA, and by other similar regulatory authorities in Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focussed on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In connection with our pre-clinical studies and clinical trials for vernakalant (IV) and other product candidates, we are required to adhere to guidelines established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We, or our future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data and lead to other adverse consequences.

In addition to the risk of unfavourable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, such as refusals from regulatory authorities to accept our marketing applications for review, as we experienced with Astellas’ submission to the FDA of the NDA for vernakalant (IV), the delay by the FDA in providing us with an action letter by the January 19, 2008 PDUFA date, the approvable action letter subsequently received from the FDA in August 2008 requiring us to provide additional information and safety data, and the single confirmatory additional Phase 3 clinical trial, named ACT 5, required under an SPA with the FDA. We may have limits imposed on us, or our product candidates, or fail to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In October 2010, we announced that Astellas has suspended patient enrollment in the Phase 3, ACT 5 study following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). There is no guarantee that the FDA will allow us to re-start the clinical development program for vernakalant (IV) in the United States. In addition, delays or rejections may be encountered based upon changes in regulatory policy or views during the period of product marketing, product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may be unable to receive required regulatory approvals for product candidates developed by us.

We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations. We cannot predict whether or not regulatory approvals will be obtained for the products we develop or, in the case of products that have been approved in one or more jurisdictions, that those products will be approved in other jurisdictions as well. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval.

Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.

Any of our product candidates that receive regulatory approval could be subject to extensive post-market regulation that can affect sales, marketing and profitability.

With respect to any drug candidates for which we obtain regulatory approval, including BRINAVESSTM, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current GMP. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with GMP requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable GMP requirements. Failure or delay by any manufacturer of our products to comply with GMP regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability.

Sales and marketing of pharmaceutical products are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. For example, in the United states, advertising and promotion of approved drugs must comply with the U.S. Federal Food, Drug, and Cosmetic Act, as amended, the U.S. Anti-Kickback Statute, as amended, provisions of the U.S. Social Security Act, as amended, similar state laws, and the U.S. False Claims Act, as amended.. The distribution of product samples to physicians in the United States must comply with the requirements of the U.S. Prescription Drug Marketing Ac, as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended and the U.S. Veteran’s Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. Failure to comply with applicable legal and regulatory requirements may result in negative consequences to us, including but not limited to:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.

In the future, the regulatory climate might change due to changes in FDA staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.

Obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries.

We aim to obtain regulatory approval for our drug candidates in the United States and the European Union, as well as in other countries. To obtain regulatory approval to market any FDA or EMA approved products outside of the United States or European Union, as the case may be, we must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA or EMA approval. The regulatory approval process in other countries may include all of the risks associated with FDA or EMA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States or the European Union, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.

Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them.

Because of the competitive and dynamic nature of the drug development industry, there is a risk that BRINAVESSTM or any other candidates in respect of which we obtain marketing approval in the future:

•	will not be economical to market, reimbursable by third party payors, or marketable at prices that will allow us to achieve profitability;

•	will not be successfully marketed or achieve market acceptance;

•	will not be preferable to existing or newly developed products marketed by competitors;

•	will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product; or

•	will not be subject to patent protection.

The degree of market acceptance of BRINAVESSTM or other products developed by us will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party payors. We cannot assure you that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products we and our collaborative partner developed or may in the future develop.

In addition, by the time any products are ready to be commercialized, what we believe to be the market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.

Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

Inability to manage our future growth could impair our business, financial condition, and results of operations.

Our future growth, if any, may cause a significant strain on our management and our operational, financial, IT infrastructure and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel, the development of additional expertise by management and the acquisition of additional capital assets. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets or businesses principally related to, or complementary to, our current operations. Any such acquisitions will be accompanied by certain risks including but not limited to:

•	exposure to unknown liabilities of acquired companies;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

•	disruption of our ongoing business;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business.

We have substantial competition in the life sciences industry and with respect to products we are developing.

The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them. Currently, these companies and institutions also compete with us in attracting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others.

Our business may be materially adversely affected by existing legislation and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

In recent years, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States, Canada and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States, Canada, the European Union and other countries may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that these proposals have a material adverse effect on our business, financial condition and results of operations.

The ongoing debt crisis in Europe has caused certain countries in the European Union to announce austerity measures aimed at reducing costs in areas such as health care and has increased pressure on certain countries in the European Union, and on third party payors in those countries, to force companies to decrease the prices at which their healthcare products are sold in those countries. The debt crisis has also given rise to concerns that some countries in the European Union may not be able to pay for healthcare products at all. It is uncertain how long these effects will last, or whether this economic condition will worsen or improve. The economic condition of certain countries in the European Union may reduce our ability to obtain appropriate pricing, adequate and timely reimbursement for products that we would commercialize in such countries following regulatory approval, which would lower potential revenues from such products and could have a material adverse effect on our business, financial condition and results of operations.

In addition, companies such as ours have been subjected to additional scrutiny by the U.S. federal government in recent years. The Office of Inspector General of the United States Department of Health and Human Services, or OIG, has increased the number of inspections of companies such as ours. Further, the number of investigations caused by employees or others, commonly referred to as qui tam actions, have increased markedly in recent years. Even if we have committed no wrongdoing, responding to such OIG investigations or other government investigations could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

We may face difficulties in manufacturing of our products.

We may face significant or unforeseen difficulties in manufacturing our product including but not limited to (i) technical issues relating to producing products on a commercial scale at reasonable cost, and in a reasonable time frame, (ii) lack of skilled labor or unexpected increases in labor costs needed to produce a certain product or perform a certain operation; (iii) changes in government regulations, quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and (iv) increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes. These difficulties may only become apparent when scaling up the manufacturing of a product or product candidate to more substantive commercial scale.

Federal legislation in the United States or other countries could adversely impact our ability to economically price our potential products.

In the United States and other countries, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. In many of the markets where we would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. In the United States, there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid that seek to control drug prices, including by disfavouring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.

U.S. federal legislation enacted in December 2003 has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under this new reimbursement methodology, physicians are reimbursed based on a product’s average sales price. This reimbursement methodology has generally led to lower reimbursement levels. This U.S. federal legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. The benefits are provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. While this law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of the U.S. Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, this U.S. law requires the U.S. Congress to consider cost containment measures in the event that Medicare cost increases exceed a certain level. These cost containment measures could include some sorts of limitations on prescription drug prices. The viability of our products and our results of operations could be materially harmed by the different features of the Medicare prescription drug coverage legislation, by the potential effect of such legislation on amounts that private insurers will pay for our products and by related healthcare reforms that may be enacted or adopted in the future.

If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries, governmental authorities have the right to grant licenses to others to use a pharmaceutical company’s patents or other intellectual property without the consent of the owner of the patent or other intellectual property. Governmental authorities could use this right to grant licenses under our patents or other intellectual property to others or could require us to grant licenses under our patents or other intellectual property to others, thereby allowing our competitors to manufacture and sell their own versions of our products. In other circumstances, governmental authorities could use this right to require us or our licensees to reduce the prices of our products. In all of these situations, our sales or the sales of our licensee(s), and the results of our operations, in these countries could be adversely affected.

The use of pharmaceutical products may expose us to product liability claims.

The products we are developing, and will attempt to develop, will undergo extensive clinical testing and will require approval from the applicable regulatory authorities prior to sale in the United States, Canada, the European Union and other countries or regions. However, despite all reasonable efforts to ensure safety, it is possible that we will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have harmful side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to healthy subjects and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and results of operations, to the extent insurance coverage for such liability is not available. At present, we have secured limited product liability coverage in an amount equal to what we believe are industry norms for our current stage of development, which may or may not cover all potential liability claims if any arose. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercially acceptable terms or, if obtained, may be insufficient to satisfy asserted claims.

We are dependent upon our key personnel to achieve our scientific and business objectives.

As a technology-driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to attract these individuals and other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

We have employment contracts with all of our key executives, which include incentive provisions for the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a declining share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future.

We may not be able to sustain the trading market of our common shares.

Our common shares are listed for trading on the NASDAQ and TSX exchanges. In 2012, we received written notification from the NASDAQ Stock Market advising us that we are not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Global Market. We were provided an initial grace period of 180 days to regain compliance with the minimum bid price requirement. We subsequently applied and obtained approval for the transfer of our listing to the NASDAQ Capital Market, and were granted an additional 180-day period in which to regain the minimum bid price requirement. We intend to cure the deficiency during the second compliance period by effecting a reverse stock split. We have provided notice to our shareholders of a special meeting of shareholders scheduled for April 3, 2013, and intend to seek approval from our shareholders to consolidate all our common shares on the basis of up to every ten shares into one. However, there can be no assurance that the trading of our common shares on the NASDAQ will be sustained.

U.S. tax authorities could treat us as a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year in which either (i) at least 75% of its gross income consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please refer to “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares—Passive Foreign Investment Company Rule.”

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

We are subject to risks associated with doing business globally.

As a pharmaceutical company with expanding operations in the European Union and worldwide, we are subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. These risks include foreign exchange fluctuations, exchange controls, capital controls, new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may reduce the demand for our products or reduce the prices that our customers are willing to pay for our products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, disruption or destruction of operations or changes to the Company’s business position, regardless of cause, including war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when our products are commercialized.

We intend to generate revenue and expenses internationally that are likely to be primarily denominated in U.S., Euros and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses in revenues from currency exchange rate fluctuations. Conversely, an increase in the value of such foreign currencies relative to the U.S. dollar could negatively impact our operating expenses. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

ITEM 4.	INFORMATION OF THE COMPANY

A.	History and Development of the Company

Corporate History

We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed the focus of our business from mining exploration to drug research and development and changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act and effected a four-to-one share consolidation. On May 14, 2003, we amended our articles to create a class of preferred shares, issuable in series, and to create special rights and restrictions for our common shares and our preferred shares. On July 24, 2008, we amended our articles to create the series A preferred shares, or Series A Preferred Shares.

Our head office and principal place of business is located at 6190 Agronomy Road, Suite 405, Vancouver, British Columbia, Canada, V6T 1Z3. The address and the contact numbers of our registered office are as follows: Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3; telephone number: (604) 631-3300 and fax number: (604) 631-3309. Our agent in the United States, CT Corporation, is located on 111 Eighth Avenue, New York, NY 10011.

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. We have one product, BRINAVESS™, approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Our lead clinical programs are also focused on the treatment of atrial fibrillation, an arrhythmia (or abnormal rhythm) of the upper chambers of the heart. We have several pre-clinical projects directed at various therapeutic indications for which there is a high unmet medical need.

Atrial fibrillation is the most common cardiac arrhythmia (abnormal heart rhythm), and is the term used to describe an erratic and often rapid heart rate where the electrical activity of the heart's two small upper chambers (atria) is not coordinated, resulting in inefficient pumping of blood and an increased risk of developing a blood clot in the heart, which could lead to stroke. Vernakalant is a new chemical entity designed by us to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat atrial fibrillation. The drug was being developed for two potential applications: (a) vernakalant (IV) is being evaluated as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (b) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (IV) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In 2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (IV) outside of North America and vernakalant (oral) globally with Merck & Co. Inc. (“Merck”). Under the agreement with Merck, development efforts and expenses for vernakalant (IV) outside of North America as well as vernakalant (oral) globally, are the responsibility of Merck.  Subsequently, in July 2011, we granted consent for the transfer of rights for the development and commercialization of vernakalant (IV) in North America from Astellas to Merck.  All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement were assumed by Merck without change. Under the collaboration and license agreement, we are responsible for 25 percent of the development costs for vernakalant (IV) in North America, while Merck is responsible for 75 percent of the development costs and future commercialization costs for vernakalant (IV) in North America. With these two separate collaboration and license agreements, exclusive global rights to vernakalant (IV) and vernakalant (oral) are held by Merck.

In September 2010, vernakalant (IV) was approved for marketing in Europe and other territories, under the trade name BRINAVESS™, for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less.

Recent Developments

Merck’s return of rights for Vernkalant (IV) and Vernakalant (oral)

In March 2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). In September 2012, Merck gave notice to us of its termination of both collaboration and license agreements. The terminations will be effective after the notice periods pursuant to the terms of the collaboration and license agreements. The transition of vernakalant from Merck to us is a multi-step process and the activities relating to this transition is ongoing. We expect these activities to continue throughout 2013. Depending on the timing of transition activities and regulatory approvals, we and Merck may agree to extend the notice periods. Upon the effective dates of the terminations, we will have exclusive global rights to vernakalant (IV) and vernakalant (oral).

We will be purchasing from Merck $3 million of vernakalant (IV) finished goods inventory as well as active pharmaceutical ingredients (“API”) for vernakalant (IV) and vernakalant (oral) in 2013. We expect the vernakalant (IV) materials would support ongoing commercialization of BRINAVESSTM. Vernakalant (oral) API is expected to be sufficient to support potential clinical trials that may be conducted in the foreseeable future.

We are also in the process of establishing a small, direct sales force to promote BRINAVESSTM product sales in Europe and we will begin planning our regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of atrial fibrillation.

Long-term debt settlement

Under the 2009 collaboration and license agreement with Merck, Merck granted us a secured interest-bearing credit facility of up to $100 million that we may access in tranches over several years commencing in 2010. Merck has made two separate advances of $25 million under the credit facility to us, in February 2010 and January 2012, for a total of $50 million. The two advances are due on December 31, 2016 and December 31, 2107.

In September 2012, Merck gave notice to us of its termination of the collaboration and license agreement. As a result of the termination of the collaboration and license agreement, Merck does not have an obligation to make further advances to us under the credit facility. Terms of the existing advances made under the credit facility remain the same as prior to the notice of termination of the collaboration and license agreement.

In December 2012, we reached an agreement with Merck to settle our debt obligation. Under the terms of the settlement agreement, we will pay Merck $20 million on or before March 31, 2013 to settle our outstanding debt of $50 million plus accrued interest of $2 million owed to Merck. The settlement between us and Merck will terminate the credit facility and, upon payment of the $20 million settlement amount, will release and discharge the collateral security taken in respect of the advances under the line of credit. Interest also ceased to accrue from the effective date of the settlement agreement. Prior to year-end, the settlement agreement was amended, which allowed us to pay $7 million of the $20 million settlement amount to Merck, settling $17.5 million of the original outstanding debt obligation of $50 million and $0.7 million of accrued interest. We recorded a gain on debt settlement of $11.2 million in 2012.

Subsequent to year end, the settlement agreement was further amended, allowing us to pay the remaining balance of the settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13 million of the debt settlement amount to Merck, resulting in an additional gain on debt settlement of $20.8 million. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

Restructuring

In response to Merck’s decision to discontinue further development of vernakalant (oral), we reduced our workforce in March 2012. In July 2012, we further reduced our workforce by eliminating positions focused on internal research activities along with certain supporting functions. As a result of the workforce reductions, we also exited certain redundant leased facilities in October 2012.

Management Change

In July 2012, CEO Doug Janzen left the Company. Dr. William Hunter, a member of our board of directors, was appointed interim CEO. In September 2012, we also appointed Jennifer Archibald as CFO, following the resignation of Curtis Sikorsky who continues to serve the Company in a consulting capacity.

NASDAQ listing

Our common shares began trading on The NASDAQ Capital Market on October 26, 2012, after the NASDAQ Listing Qualifications Staff (“Staff”) approved our request to transfer our listing from The NASDAQ Global Market. On October 31, 2012, we were also granted an additional 180-day period in which to regain compliance with the minimum $1.00 bid price per share requirement.

The Staff’s determination to grant the additional 180-day compliance period was based on our meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and our written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Subsequent to year-end, we provided notice to our shareholders of a special meeting of shareholders scheduled for April 3, 2013. At the meeting, we will be asking our shareholders to authorize the Board of Directors to effect, in its discretion, a share consolidation of the outstanding common shares, at a consolidation ratio of up to ten (10) common shares being consolidated into one (1) common share, by amending our articles of incorporation, subject to the Board’s authority to decide not to proceed with the share consolidation.

Capital Expenditures and Divestitures

In 2012, 2011 and 2010, we invested $0.1 million, $0.7 million and $0.3 million, respectively, in property and equipment. These expenditures related mostly to the purchase of lab equipment in our research and development activities, as well as information technology infrastructure to support our operations. We did not make any divestitures in the last three fiscal years, with the exception of the sale of some excess lab equipment in 2012 subsequent to our restructuring activities.

We are not currently planning any corporate investments, mergers, acquisitions or divestitures.

B.	Business Overview

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world.  We have one marketed product, BRINAVESSTM (vernakalant iv), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less.

Our Strategy

Our goal is to create a profitable and sustainable biopharmaceutical company focused on the commercialization of vernakalant for the treatment of atrial fibrillation.  Key elements of our strategy include:

•             Successfully obtaining approval for vernakalant worldwide.  We intend to continue to advance the approval and development of vernakalant IV in the United States (and elsewhere) and vernakalant oral worldwide after the return of the global marketing and development rights for vernakalant from Merck.  We intend to pursue a regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of acute and more chronic forms of atrial fibrillation.

•             Successfully commercializing vernakalant in currently approved countries. We intend to continue to sell vernakalant in countries where it is presently approved, marketed and reimbursed.  Initially, we intend to focus our sales efforts on promoting BRINAVESS™ product sales in Europe via a fully dedicated direct sales force operating in 8 countries in Western Europe.  We also intend to seek reimbursement in countries where the product has regulatory approval but has not launched in order to broaden the commercial opportunity for BRINAVESSTM.

•             Continuing to support our pre-clinical programs in ion channel research by collaborating with external researchers many of whom have extensive knowledge and understanding of these programs.  This collective knowledge, experience and expertise helps ensure that the ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state. Financial support of these programs will be offset whenever possible with funding from applicable granting agencies.

•             Expanding our product pipeline through in-licensing and/or acquisitions.  We are always evaluating in-licensing and/or acquisition opportunities that complement our product and operational capabilities. Priority will be given to later-stage or approved product opportunities that could be sold through our European in-hospital, cardiology sales force.

•             Leveraging external resources.  We focus our resources on those activities that add or create the most value.  We maintain a core team of scientists, consultants and staff with the necessary skill base for our operations, and contract out the specialized work required, such as pharmacovigilance, regulatory, commercial manufacturing, and distribution.

Our Product Candidates

The following chart summarizes our current product candidates, including the principal disease or indication being targeted, clinical trial status, expected milestones and marketing rights for each program.

Program/ Trial	Indication/ Status	Next Milestone (if applicable)	Marketing Rights
Vernakalant (IV)	Atrial Fibrillation		Merck (Global) until effective date of collaboration and license agreement termination. Cardiome (Global) after effective date of termination.
Phase 3 (ACT 1)	Completed

Phase 3 (ACT 2)	Completed

Phase 3 (ACT 3)	Completed

Phase 3 (ACT 4)	Completed

Phase 3 (AVRO)	Completed

Phase 3 (Asia Pacific)	Suspended pending transition	Completion of trial

Phase 3 (ACT 5)	Closed	Trial results

Post approval study	Enrolling Patients	Completion of trial
Vernakalant (oral)	Atrial Fibrillation		Merck (Global) until effective date of collaboration and license agreement termination. Cardiome (Global) after effective date of termination.
Phase 2a Pilot Study	Completed

Phase 2b Study	Completed

Phase 1 PK/PD Studies	Completed
Pre-clinical Programs	Various indications	Pre-clinical Studies Ongoing	Cardiome (Global)

Vernakalant for Atrial Fibrillation

Atrial fibrillation is the most common cardiac arrhythmia (abnormal heart rhythm) and it has been estimated that 5.5 million patients are treated for atrial fibrillation in the seven leading industrialized nations each year. Atrial fibrillation is the term used to describe an erratic and often rapid heart rate where the electrical activity of the heart's two small upper chambers (atria) is not coordinated, resulting in inefficient pumping of blood and an increased risk of developing a blood clot in the heart, which could lead to stroke. If a blood clot in the atria leaves the heart and becomes lodged in an artery in the brain, a stroke may result. About 15 percent of strokes occur in people with atrial fibrillation. Common symptoms of atrial fibrillation include fast heart rate, palpitations, shortness of breath and weakness.

The risk of atrial fibrillation increases with age. The lifetime risk of developing atrial fibrillation at age 55 has been estimated at 24 percent in men and 22 percent in women. In addition, during the past 20 years, there has been a 60% increase in hospital admissions for atrial fibrillation independent of changes in known risk factors.

Vernakalant is a new chemical entity designed by us to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat atrial fibrillation. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug was being developed for two potential applications: (a) vernakalant (IV) is being evaluated as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (b) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.

Vernakalant (IV)

Together with our collaboration partner, Merck, who has global marketing rights to vernakalant (IV) until the effective date of the termination of the collaboration and license agreement, we continue to be involved in the development of vernakalant (IV), a product candidate for the treatment of atrial fibrillation. In September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESSTM, triggering a $30 million milestone payment from Merck. BRINAVESSTM has received approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. Merck obtained approval in a number of other countries in 2011 and 2012 and has launched BRINAVESSTM in a number of countries worldwide. We have been earning royalty revenue from Merck for the commercial sale of BRINAVESSTM since 2010.

In September 2012, Merck gave notice to us of its termination of both collaboration and license agreements. The terminations will be effective after the notice periods pursuant to the terms of the collaboration and license agreements. The transition of vernakalant from Merck to us is a multi-step process and the activities relating to this transition is ongoing. Depending on the timing of transition activities and regulatory approvals, we and Merck may agree to extend the notice periods. Upon the effective dates of the terminations, we will have exclusive global rights to vernakalant (IV) and vernakalant (oral), and will be responsible for all future development and commercialization of the products. We intend to continue to advance the launch of BRINAVESSTM worldwide and to provide continued access to the product starting in the second quarter of 2013. We have hired key sales personnel in Germany and intend to build a select presence in certain markets in Europe where BRINAVESSTM is launched.

We will be purchasing from Merck $3 million of vernakalant (IV) finished goods inventory as well as active pharmaceutical ingredients (“API”) for vernakalant (IV) and vernakalant (oral) in 2013. We expect the vernakalant (IV) materials would support ongoing commercialization of BRINAVESSTM. Vernakalant (oral) API is expected to be sufficient to support potential clinical trials that may be conducted in the foreseeable future.

We are also in the process of establishing a small, direct sales force to promote BRINAVESS™ product sales in Europe and we will begin planning our regulatory strategy to further develop both intravenous and oral vernakalant in order to achieve its maximum potential in the treatment of atrial fibrillation.

Regulatory Matters

In December 2006, our former partner, Astellas, filed a New Drug Application (“NDA”) for vernakalant (IV) with the FDA. On August 11, 2008, we announced that Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required. In November 2008, we participated, together with Astellas, in an end of review meeting with the FDA, in respect of the NDA for vernakalant (IV).

In July 2009, a Merck affiliate filed an Marketing Authorization Application (“MAA”) with the EMA seeking approval for vernakalant (IV) in the European Union, and we received a $15 million milestone payment from Merck.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial under a Special Protocol Assessment (“SPA”). The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). Under the process prescribed by the SPA, the FDA has agreed that the design and planned analysis of the study adequately address objectives in support of the NDA for vernakalant (IV). ACT 5 began enrollment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In June 2010, we announced that the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults. In September 2010, we announced that vernakalant (IV) received marketing approval under the trade name BRINAVESSTM in the European Union, Iceland and Norway, triggering a $30 million milestone payment from Merck. Merck has commercially launched BRINAVESSTM in a number of European countries and has planned product launches in the remaining countries for which marketing approval has been obtained.

In August 2010, Merck initiated a 615 patient Phase 3 Asia Pacific vernakalant (IV) study that is expected to support regulatory applications in additional territories for which marketing approval has not yet been obtained. In October 2012, the study was suspended pending the return of rights from Merck.

In October 2010, we announced that Astellas has suspended patient enrollment in the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, we announced that Merck had acquired the rights for the development and commercialization of vernakalant (IV) in North America. Merck and the FDA agreed to close the ACT 5 trial. Merck began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. We intend to continue these discussions with the FDA upon the return of rights from Merck.

In 2011, Merck initiated a 2,000 patient post-approval study. This non-interventional prospective study is a post-authorization safety study (PASS) of vernakalant conducted to collect information about normal conditions of use and appropriate dosing, and to quantify possible medically significant risks associated with the use of vernakalant in real-world clinical practice. Merck will continue to support the post approval study until its transition to us is complete.

Clinical Trials

The following table summarizes our completed and ongoing trials of vernakalant (IV) for atrial fibrillation:

Trial	Summary	Patients	Initiated	Data Release

ACT 1	Phase 3 Study – Acute treatment of atrial fibrillation	356	3Q03	4Q04

	- Scene 2 – Acute treatment of atrial flutter	60

ACT 2	Phase 3 Study – Treatment of transient atrial fibrillation following cardiac bypass surgery	190	1Q04	2Q07

ACT 3	Phase 3 Study – Acute treatment of atrial fibrillation and atrial flutter	276	3Q04	3Q05

ACT 4	Open-Label Safety Study – Acute treatment of atrial fibrillation	254	3Q05	n/a

European Comparator (AVRO)	Phase 3 Study – Comparison of safety and efficacy of vernakalant (IV) against amiodarone	254	1Q08	4Q09

ACT 5	Phase 3 Study – Rapid conversion of atrial fibrillation to sinus rhythm	217	4Q09	n/a

Phase 3 Asia Pacific Study	Phase 3 Study – Efficacy and safety of vernakalant hydrochloride in patients with atrial fibrillation (Merck)	615	3Q10	Suspended pending transition

SPECTRUM	Post-approval safety study	2000	4Q11	2016

In August 2003, we initiated ACT 1, our first Phase 3 clinical trial of vernakalant (IV) for the treatment of atrial fibrillation. This study was a placebo-controlled, double-blinded randomized clinical trial in 416 patients with atrial arrhythmia. The study included three groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and Scene 2, a subgroup of 60 patients with atrial flutter. Atrial flutter represents a small subset of the overall atrial arrhythmia population. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centres in the United States, Canada and Europe.

In December 2004 and February 2005, we announced top-line results from our ACT 1 trial, and we presented the full trial report in May 2005 at the Heart Rhythm Society Meetings in New Orleans. In patients with recent-onset atrial fibrillation, 52% of those receiving vernakalant (IV) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001). In those recent-onset atrial fibrillation patients dosed with vernakalant (IV) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with vernakalant (IV) had their atrial fibrillation converted to normal heart rhythm, as compared to 0% of placebo patients.

The top-line ACT 1 study data suggests that vernakalant (IV) is also well-tolerated in the targeted patient population. In the 30-day interval following drug administration, serious adverse events occurred in 18% of placebo patients and 13% of vernakalant (IV) patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving vernakalant (IV). There were no cases of drug-related “Torsades de Pointes”, a well-characterized ventricular tachycardia, which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue the ACT 1 study due to vernakalant (IV).

Scene 2 study data suggests that vernakalant (IV) is ineffective in converting atrial flutter patients to normal heart rhythm. In the 30-day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of vernakalant (IV) patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving vernakalant (IV).

In July 2004, Astellas initiated the ACT 3 study in patients with atrial arrhythmia. There were 276 patients evaluated in the ACT 3 study. ACT 3 was essentially a replica of ACT 1 with similar patient population and endpoints. The primary efficacy endpoint of the ACT 3 trial was the conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also included the analysis of patients with longer-term atrial fibrillation and patients with atrial flutter.

In September 2005, we announced top-line results from ACT 3. The study achieved its primary endpoint, showing that of the 170 patients with recent-onset atrial fibrillation, 51% of those receiving an intravenous dose of vernakalant (IV) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.0001). These percentages are similar to those reported in ACT 1.

The ACT 3 study data suggests that vernakalant (IV) was generally well-tolerated in the targeted patient population. In the 30-day interval following drug administration, serious adverse events occurred in 13% of all placebo patients and 10% of all patients dosed with vernakalant (IV). Potentially drug-related serious adverse events occurred in 1% of placebo patients and 2% of patients receiving vernakalant (IV). There were no cases of drug-related “Torsades de Pointes”.

In the overall atrial fibrillation study population (more than three hours and less than forty five days), 41% of patients who were dosed with vernakalant (IV) experienced termination of atrial fibrillation, as compared to 4% of placebo patients (p<0.0001). In the longer-term atrial fibrillation population (more than seven days but less than forty five days), 9% of patients who were dosed with vernakalant (IV) had their atrial fibrillation terminated, as compared to 3% of placebo patients. In the atrial flutter population (nine subjects received placebo and 14 received vernakalant (IV)), 7% of those who were dosed with vernakalant (IV) experienced conversion to normal heart rhythm, as compared to 0% of placebo patients.

In the recent-onset atrial fibrillation patients dosed with intravenous vernakalant (IV) who converted to normal heart rhythm within 90 minutes, the median time to conversion was eight minutes from the initiation of dosing. This result also compared well with ACT 1 study data.

In June 2007, we announced results from the completed ACT 2 trial. The trial evaluated the efficacy and safety of vernakalant (IV) for the treatment of patients who developed atrial fibrillation or atrial flutter between 24 hours and 7 days following coronary artery bypass graft (CABG) or valve replacement surgery. In the atrial fibrillation population, 47% of patients dosed with vernakalant (IV) experienced conversion to normal heart rhythm within 90 minutes, as compared to 14% of placebo patients, a statistically significant difference (p=0.0001). The ACT 2 study data suggests that vernakalant (IV) was well-tolerated in the studied patient population. In the 30-day interval following drug administration, serious adverse events occurred in 9% of all patients dosed with vernakalant (IV) and 11% of all placebo patients. Potentially drug-related serious adverse events occurred in 2% of patients who received vernakalant (IV) and 0% of placebo patients. There were no cases of drug-related “Torsades de Pointes”.

The study achieved its primary endpoint in the combined atrial fibrillation and atrial flutter groups, showing that 45% of patients receiving vernakalant (IV) converted to normal heart rhythm within 90 minutes, as compared to 15% of placebo patients within the same time period (p=0.0002). Of the ten patients in the atrial flutter population, no patients in the vernakalant (IV) group and one patient in the placebo group converted to normal heart rhythm. A total of 190 patients were randomized in the study, of which 161 received treatment. In the patients treated with vernakalant (IV) who converted to normal heart rhythm within 90 minutes, the median time to conversion was 12 minutes from the initiation of dosing.

The ACT 4 trial was an open-label safety study to gather additional safety data in atrial fibrillation patients to supplement ACT 1 and ACT 3 pivotal results for the NDA submission for vernakalant (IV). The ACT 4 trial has been completed, and data from this trial was included in the NDA submission to the FDA for vernakalant (IV).

ACT 1 and ACT 3 are the two trials which formed the basis of the NDA submission for vernakalant (IV) to the FDA which Astellas re-filed with the FDA in December 2006. The re-submitted NDA for vernakalant (IV) included additional safety and efficacy data from ACT 2 and ACT 4. Efficacy data from the ACT 2 trial for vernakalant (IV) was submitted at the request of the FDA in September 2007.

In October 2009, Astellas initiated the ACT 5 trial. This 450 patient trial has been designed to measure the safety and efficacy of vernakalant (IV) in patients with recent-onset atrial fibrillation (more than 3 hours but less than 7 days) across approximately 100 centres focused in North America. The study excludes patients with evidence or history of congestive heart failure. Further, the study has been designed to evaluate the influence of CYP2D6 genotype status on the pharmacokinetics and pharmacodynamics of vernakalant and its metabolites, and also allows for an exploratory analysis of safety and healthcare resource utilization between vernakalant (IV) and electrocardioversion. In October 2010, we announced that Astellas has suspended patient enrollment in the ACT 5 study following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). Merck and the FDA have agreed to terminate the ACT 5 trial.

In December 2009, we announced positive results from the Phase 3 European comparator (AVRO) study for vernakalant (IV). This 254 patient study was a prospective, active-controlled, double-blinded randomized clinical trial that compared the safety and efficacy of vernakalant (IV) against amiodarone as a treatment for the acute conversion of atrial fibrillation in patients. The study met its primary endpoint, achieving statistical significance in demonstrating the superiority of vernakalant (IV) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration. The data suggests that vernakalant (IV) was well-tolerated in the study population, and that there were no vernakalant-related deaths or cases of “Torsades de Pointes”. In May 2010, we announced final results from the Phase 3 European comparator (AVRO) study, which showed that vernakalant (IV) was superior to amiodarone injection, in converting patients’ heart rate from atrial fibrillation to sinus rhythm within 90 minutes of the start of administration. The results of the study were presented at Heart Rhythm 2010, the annual meeting of the Heart Rhythm Society.

In August 2010, Merck initiated a 615 patient Phase 3 Asia Pacific study that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained. In October 2012, the study was suspended pending the return of rights from Merck.

In 2011, Merck initiated a 2,000 patient post-approval study. This non-interventional prospective study is a post-authorization safety study (PASS) of vernakalant conducted to collect information about normal conditions of use and appropriate dosing, and to quantify possible medically significant risks associated with the use of vernakalant in real-world clinical practice. Merck will continue to support the post approval study until its transition to us is complete.

North American Vernakalant Collaboration

In October 2003, we entered into a collaboration and license agreement, referred to as the “North American Vernakalant (IV) Agreement”, with Astellas (renamed after the merger of Fujisawa Pharmaceutical Co. Ltd. and Yamanouchi Pharmaceutical Co., Ltd.), a U.S. affiliate of Astellas Pharma Inc., a leading pharmaceutical company headquartered in Japan. We granted Astellas an exclusive license to vernakalant (IV) and its related technology to develop, make and sell intravenous or injectable formulations of vernakalant in North America for any and all indications including the treatment of atrial fibrillation and atrial flutter, including a right to sublicense to third parties.

Under the terms of our North American Vernakalant (IV) Agreement, Astellas paid us an up-front payment of $10 million, invested $4 million in us at a 25% premium to the then share price, and agreed to pay us milestone payments of up to $54 million based on achievement of specified development and commercialization milestones. In addition, if the product is approved for use by the applicable regulatory authorities in North America, we are entitled to royalty payments which are expected to average approximately 25% of total North America end-user sales revenue, as well as royalties based on future net sales and sublicense revenue. Following the successful completion of ACT 1, in February 2005 we announced the collection of our first milestone payment of $6 million from Astellas.

In July 2006, we amended our North American Vernakalant (IV) Agreement with Astellas. Under the terms of our North American Vernakalant (IV) Agreement, Astellas agreed to fund all of the costs associated with the re-submission of the NDA for vernakalant (IV), including the engagement of external consultants, and Astellas paid to us a $10 million milestone payment on the re-submission of the NDA for vernakalant (IV) to the FDA. In addition, a $15 million milestone payment is payable on approval of vernakalant (IV) by the FDA.

In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America. All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by Merck without change.

Merck is responsible for 75% of all the remaining development costs related to seeking regulatory approval in North American markets, and all marketing and commercialization costs for vernakalant (IV) in North America. Under the North American Vernakalant (IV) Agreement we have the right to additional milestone payments with respect to any subsequent drugs developed under the agreement. The North American Vernakalant (IV) Agreement has an indefinite term but can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met.

All development activities related to regulatory approval in North American markets were jointly managed by Merck and us. Merck was responsible for the development plan, NDA application and registration for vernakalant (IV), along with the sales, marketing and distribution of vernakalant (IV). Merck was responsible for the commercial manufacturing of vernakalant (IV).

In September 2012, Merck gave notice to us of its termination of the collaboration and license agreement, and will return the marketing and development rights for vernakalant (IV) upon the effective date of the termination. Once the rights have been returned, we will be responsible for all future development and commercialization of vernakalant (IV), and will evaluate the appropriate development path for vernakalant (IV) in North America.

Merck Collaboration

In April 2009, we entered into a collaboration and license agreement with Merck for the development and commercialization of vernakalant. The agreement provides an affiliate of Merck with exclusive global rights to vernakalant (oral) and exclusive rights outside of North America to vernakalant (IV).

Under the terms of the agreement, Merck paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million, based on achievement of certain milestones associated with the development and approval of vernakalant products, and up to $100 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. Also, we are eligible to receive tiered royalty payments on sales of any approved products and have the potential to receive up to $340 million in additional milestone payments based on achievement of significant sales thresholds. Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates, until the return of rights to us.

As part of the collaboration and license agreement, Merck granted us a secured, interest-bearing credit facility of up to $100 million that we may access in tranches over several years commencing in 2010. In February 2010, we received an advance of $25 million from a Merck affiliate under the credit facility. We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This first advance must be repaid in full by December 31, 2016. In January 2012, we received another advance of $25 million from a Merck affiliate under the credit facility. This second advance must be repaid in full by December 31, 2017.

In July 2009, we received a $15 million milestone payment as a result of Merck’s affiliate filing an MAA with the EMA seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, we received a $30 million milestone payment from Merck as a result of receiving marketing approval for vernakalant (IV) in the European Union, Iceland and Norway under the trade name BRINAVESS™. Under the agreement, we also shipped and was reimbursed for $7 million of clinical supplies provided to Merck.

In September 2012, Merck gave notice to us of its termination of the collaboration and license agreement, and will return the marketing and development rights for vernakalant (IV) upon the effective date of the termination. Once the rights have been returned, we will be responsible for all future development and commercialization costs for vernakalant (IV).

In December 2012, we reached an agreement with Merck to settle our debt obligation. Under the terms of the settlement agreement, we will pay Merck $20 million on or before March 31, 2013 to settle our outstanding debt of $50 million plus accrued interest of $2 million owed to Merck. The settlement between us and Merck will terminate the credit facility and, upon payment of the $20 million settlement amount, will release and discharge the collateral security taken in respect of the advances under the line of credit. Interest also ceased to accrue from the effective date of the settlement agreement. Prior to year-end, the settlement agreement was amended, which allowed us to pay $7 million of the $20 million settlement amount to Merck, settling $17.5 million of the original outstanding debt obligation of $50 million and $0.7 million of accrued interest. We recorded a gain on debt settlement of $11.2 million in 2012.

Subsequent to year end, the settlement agreement was further amended, allowing us to pay the remaining balance of the settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13 million of the debt settlement amount to Merck, resulting in an additional gain on debt settlement of $20.8 million. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

Vernakalant (oral)

Vernakalant (oral) was being evaluated as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In August 2005, we announced the successful completion of the Phase 1 studies required to advance clinical testing of vernakalant (oral) into a Phase 2 study. In December 2005, we announced the initiation of a Phase 2a pilot study of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. In July and September 2006, we announced positive top-line results for the 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

In April 2009, we entered into a collaborative license agreement with Merck for the development and commercialization of vernakalant. The agreement provides that an affiliate of Merck with exclusive global rights to vernakalant (oral) and exclusive rights outside of the United States, Canada and Mexico to vernakalant (IV).

In December 2010, we announced that we were advised by Merck that their current review of vernakalant (oral) was complete, and that Merck had informed Cardiome of its next steps in clinical development for vernakalant (oral) beginning in 2011.

In November 2011, we announced that Merck recently completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that Merck had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, we announced that Merck has informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that Merck will return the global marketing and development rights for vernakalant (oral) to us. Once the rights have been returned to us, we will evaluate the appropriate development path for vernakalant (oral) and will be responsible for all future development and commercialization of the product.

Clinical Trials

In an oral dosing study in humans completed in December 2002, vernakalant was shown to have significant oral bioavailability, suggesting it could also be used for long-term oral therapy. Based on these results, we conducted a series of Phase 1 clinical studies to evaluate vernakalant (oral) as a candidate for further clinical development as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In August 2005, we announced the successful completion of the Phase 1 studies required to advance clinical testing of vernakalant (oral) into a Phase 2 study.

In December 2005, we announced the initiation of a Phase 2a pilot study of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and tolerability, pharmacokinetics and preliminary efficacy of vernakalant (oral) in up to 28 days of oral dosing in patients at risk of recurrent atrial fibrillation.

In July and September 2006, we announced positive top-line results for the 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). For the 300 mg dosing group, 61% (33 of 54) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% (24 of 56) of all patients receiving placebo. For the 600 mg dosing group, 61% (30 of 49) of patients receiving vernakalant (oral) completed the study in normal heart rhythm, as compared to 43% (24 of 56) of all patients receiving placebo.

A Kaplan-Meier analysis of the results demonstrated a statistically significant efficacy difference between the 300 mg dosing group and the placebo group (p=0.048). The difference between the 600 mg dosing group and the placebo group trended toward but did not reach statistical significance (p=0.060). A combined analysis of all drug group patients relative to the placebo group also demonstrated a statistically significant difference (p=0.028).

For the entire study, a total of 171 patients were successfully cardioverted after the initial three days of dosing and continued in the study, of which 159 reached an endpoint of the study (completion of dosing or relapse to atrial fibrillation). The remainder of the patients were discontinued from the study for reasons unrelated to atrial fibrillation.

The safety data for both dosing groups suggests that vernakalant (oral) appears well-tolerated over the one-month dosing period within the target population. During the 28 days of oral dosing, serious adverse events occurred in 8% of all placebo patients, 10% of patients in the 300 mg dosing group, and 11% of patients in the 600 mg dosing group. Potentially drug-related serious adverse events occurred in 1% of all placebo patients, 4% of patients in the 300 mg dosing group and 5% of patients in the 600 mg dosing group. There were no cases of drug-related “Torsades de Pointes”.

In early 2007, we initiated a Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral) in up to 90 days of oral dosing in patients at risk of recurrent atrial fibrillation. The study included four dosing groups, three of which received active drug and one that received placebo. Patients received a 150 mg, 300 mg or 500 mg dose of vernakalant (oral) or placebo twice per day. After the first three days, patients still in atrial fibrillation were electrically cardioverted. Successfully cardioverted patients continued to receive vernakalant (oral) or placebo for the remainder of the 90-day trial and were monitored throughout the dosing period. A total of 735 patients were randomized in the study, of which 605 were successfully cardioverted to sinus rhythm and entered the maintenance phase and therefore were evaluated for efficacy.

In March 2008, we announced positive interim analysis results from the Phase 2b trial. In July 2008, we announced final clinical results from the Phase 2b trial. The final results demonstrated that the 500 mg dosing group significantly reduced the rate of atrial fibrillation relapse as compared to placebo (two-sided log rank, p=0.0221). The median time to recurrence of atrial fibrillation was greater than 90 days for the 500 mg dosing group, compared to 27 days for the placebo group. Of the patients in the 500 mg dosing group (n=150), 51% completed the study in normal heart rhythm compared to 37% of patients receiving placebo (n=160). Both the 150 mg (n=147) and 300  mg (n=148) dosing groups also trended toward efficacy in preventing relapse to atrial fibrillation, but were not statistically significant when compared with placebo. These results provide evidence of a clear dose response, with 500 mg b.i.d. proving to be the effective dose to prevent the recurrence of atrial fibrillation in this trial.

There was no significant difference in the incidence of serious adverse events between treatment groups. Potentially drug-related serious adverse events occurred in 0.5% of placebo patients, 1.1% of patients in the 150 mg dosing group, 0.5% of patients in the 300 mg dosing group and 0.5% of patients in the 500 mg dosing group. There were no cases of “Torsades de Pointes”. There were four deaths in the study, all unrelated to vernakalant (oral), comprising two patients in the placebo group, one patient in the 150 mg dosing group and one patient in the 300 mg dosing group. There were no deaths in the 500 mg dosing group.

GED-aPC

We entered, through our wholly-owned subsidiary Cardiome Development AG, into an exclusive in-licensing agreement with Eli Lilly and Company on April 30, 2007, whereby we have been granted exclusive worldwide rights to GED-aPC for all indications. GED-aPC is an engineered analog of recombinant human activated Protein C (aPC) with enhanced cytoprotective, anti-inflammatory, anti-thrombotic and strong-binding to endothelial protein C receptor properties, and has broad potential across multiple indications.

In September 2009, we announced that we had successfully completed multiple cohorts in a Phase 1 study for GED-aPC and that enrollment in the study was completed. We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company. Our partnership efforts have not resulted in additional funding for continued development of GED-aPC and, as a result, we have written off the carrying value of the asset in our consolidated financial statements for the year ended December 31, 2011.

In 2012, our agreement with Eli Lilly was terminated.

Pre-clinical Projects

We continue to support pre-clinical research and development work externally through collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

Collaborative and License Agreements

An important aspect of our product development strategy is the establishment of collaborations with pharmaceutical companies and research centers with resources and expertise vital to our programs and commercial objectives, such as our collaborations with Merck. We will continue to seek such opportunities if they are deemed appropriate.

Competition

The life sciences industry is characterized by extensive research efforts, rapid technology change and intense competition. Competition in the life sciences industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, manufacturing, sales, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing, sales, marketing and distribution.

We are aware of a number of companies engaged in the development of drugs within our areas of focus. Due to the size of the cardiovascular market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with our products.

Patents and Proprietary Protection

We consider our patent portfolio as one of the key value contributors to our business. Therefore, we devote a substantial amount of resources each year to maintaining and augmenting our patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions and to achieve the maximum duration of patent protection available. Accordingly, for novel compounds or therapeutic use claims for the compound, we have made or will make claims related to composition, manufacturing, mechanism of action, dosing, plasma levels, combination with other drugs and therapeutic use. For known compounds, claims directed to novel composition and/or use will be made in the patent application. We plan to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standards in a timely fashion.

In addition to our patents, we also rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. It is our policy to require our directors, employees, consultants, members of our scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are our exclusive property.

Our patent portfolio related to vernakalant contains two issued U.S. patents and one issued European patent with composition of matter claims specific to vernakalant and/or with claims specific to the use of vernakalant to treat arrhythmia, and we are pursuing similar claims in other jurisdictions worldwide. In addition to the foregoing specific composition of matter protection, we also have 21 issued U.S. patents, nine pending U.S. applications and numerous issued patents and pending applications in other jurisdictions worldwide more generally related to vernakalant and analogs thereof, including, but not limited to, composition of matter, various therapeutic uses, manufacturing methods and formulations thereof.

We currently have no royalty obligations associated with any of the patents and patent applications in our portfolio relating to vernakalant.

Regulatory Environment

The research, development, manufacture, distribution, sale, and marketing of pharmaceutical products are subject to extensive regulation. A comprehensive regulatory scheme requires licensing of manufacturing facilities, carefully controlled research and testing products, governmental review and approval of results prior to marketing of therapeutic products, adherence to Good Manufacturing Practices, or GMP, during production, and compliance with comprehensive post-approval requirements. In the United States, Europe and Canada, these activities are subject to rigorous regulation by the FDA, the EMA, and TPD, respectively. In addition, the research, manufacturing, distribution, sale, and promotion of pharmaceutical products are also potentially subject to regulation by various regional, national, and local authorities where the products are being developed and marketed.

Our success is ultimately dependent on obtaining marketing approval for drugs currently under development by and with our collaborative partners, and our ability to comply with the regulations in the regions and countries where we conduct clinical trials and market products. Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow us to make cost effective developmental decisions in a timely fashion.

The principal activities that must be completed after initial drug discovery and synthesis work and before obtaining approval for marketing of a product are as follows:

•	pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product, and subject to good laboratory practice requirements;

•	Phase 1 clinical trials, the initial introduction of the product into human subjects, under which the compound is generally tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

•	Phase 2 clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications, (ii) determine optimal dosage, and (iii) identify possible adverse effects and safety risks; and

•	Phase 3 clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites in order to support marketing authorization.

Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

In the United States, an IND application must be filed and accepted by the FDA before clinical trials may begin. The IND application must contain specified information including the results of the non clinical studies or clinical studies completed in other regions at the time of the IND application. The degree of information on the safety and efficacy of the drug must be adequate for the phase of the proposed clinical investigation and allow the FDA to make an informed risk and benefit decision at each stage of investigational drug testing. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

U.S. law requires that studies conducted to support approval for product marketing be adequate and well controlled. In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice requirements, and informed consent must be obtained from all study subjects.

The FDA may prevent clinical trials from beginning or may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be prevented from beginning or may be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.

Upon completion of all clinical studies, the data are analyzed to determine whether the trials successfully demonstrated safety and effectiveness, and whether a product approval application may be submitted. For products regulated as drugs, as opposed to biologics, the results are submitted to the FDA as part of an NDA to obtain approval to commence marketing the product. The NDA must include a substantial amount of data and other information concerning the safety and effectiveness of the compound from laboratory, animal and clinical testing, as well as data and information on manufacturing, product stability, and proposed product labelling. Each domestic and foreign manufacturing establishment, including any contract manufacturers we may decide to use, must be listed in the NDA and must be registered with the FDA. The application will likely not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the drug product, and determines that the facility is in compliance with current GMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, we will not receive approval to market these products. We may partner later stage development of our drug candidates with companies that have experience in manufacturing in accordance with GMP requirements.

Under the PDUFA, as amended, applicants must pay a substantial fee to the FDA for an NDA and any supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products.

Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If deemed complete, the FDA will file the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. If the FDA refuses to file an application, the FDA will retain 25% of the user fee as a penalty. The FDA has established performance goals for the review of NDAs — six months for priority applications and ten months for regular applications. However, the FDA is not legally required to complete its review within these periods and these performance goals have not be strictly adhered to over the past few years. Moreover, the outcome of the review, even if generally favourable, typically is not an actual approval but an action letter that describes additional work that must be done before the application can be approved. The FDA’s review of an application may involve review and recommendations by an independent FDA advisory committee.

Even if the FDA approves a product, it may limit the approved therapeutic uses for the product as described in the product labelling, require that warning statements be included in the product labelling, require that further studies be conducted as a condition of approval (sometimes called Phase 4 studies), impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

Significant legal and regulatory requirements also apply after FDA approval to market under an NDA. These include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to GMPs, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. The FDA also enforces the requirements of the U.S. Prescription Drug Marketing Act which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

In the United States, the research, manufacturing, distribution, sale, and promotion of drug and biological products are subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, the privacy provisions of the U.S. Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

In Europe, clinical trial applications must be filed with and approved by the competent authority and ethics committee(s) of each member state where the trial will be conducted prior to initiating the study. The information contained within a clinical trial application is similar to that of an IND to the FDA, although the format of the application is quite different.

Once the clinical trial applications are accepted, clinical studies can commence. Clinical trial regulations are similar to those in the United States with respect to the degree of information required to support each stage of investigational drug testing. However, there are region and national specific differences and approval to conduct clinical trials in one region or country does not guarantee approval in others. Similar to the FDA, European agencies may refuse to approve clinical trials if they conclude that subjects may be exposed to an unacceptable risk. In addition to placebo-controlled trials, the European authorities may recommend a comparator study be completed as part of the development program depending on the indication and availability of current treatments. A comparator study is one where the reference control is a product already approved for the treatment of the disease or condition under study.

Following the completion of clinical studies, and sufficient data has been collected to demonstrate an adequate benefit and risk profile, an MAA is built for submission and review. A medicinal product may only be placed on the market in the European Economic Area, or EEA, where a marketing authorisation holder is established within the EEA and after one of the following types of authorisations is obtained:

•	national authorisation when the marketing authorisation has been issued by the competent authority of a member state, or EEA country, for its own territory; or

•	community authorisation, when an authorisation has been granted for the entire community.

Depending on the medicinal product and objectives of the applicant, there are separate and distinct approval processes for obtaining these marketing authorisations.

A national marketing authorisation may be obtained through the submission of an application to the competent authority of the member state where approval is sought. In cases where national authorisations are requested for the same medicinal product in more than one member state and the marketing authorisation holder has received a marketing authorisation in a member state, the applicant would submit an application in the member states concerned using the procedure of mutual recognition. The member states concerned would then recognise the marketing authorisation already granted by the reference member state and authorise the marketing of the product on their national territory. If no marketing authorisation has been granted in the community, the applicant may make use of a decentralised procedure and submit an application in all the member states where it intends to obtain a marketing authorisation at the same time, and choose one of them as reference member state. Based on the assessment report prepared by the reference member state and any comments made by the concerned member state, marketing authorisation should be granted in accordance with the decision taken by the reference member state and concerned member state in this decentralised procedure.

Alternatively, community authorisation, valid throughout the EEA, may be obtained through the submission of an application to the EMA, via the centralised procedure. This process is required for medicinal products which fall within the mandatory scope of the centralised procedure, and discretionary for products that fall under the optional scope, such as vernakalant (IV). Under the centralised procedure currently underway for vernakalant (IV), the scientific evaluation of the application is carried out within the Committee for Medicinal Products for Human Use, or CHMP, and a scientific opinion is prepared. For each application, a Rapporteur and Co-Rapporteur are appointed from amongst the members of the CHMP or CHMP alternate members. This appointment is made on the basis of objective criteria, which ensures the provision of objective scientific opinions and allows the use of the best and available expertise in the EEA on the relevant scientific area. The role of the Rapporteur is to perform the scientific evaluation and to prepare an assessment report to the CHMP according to the timetable agreed for the evaluation procedure. The Rapporteur is supported by a Co-Rapporteur whose responsibility is to conduct a second scientific evaluation and prepare a separate full assessment report or critique of the Rapporteur's report at the discretion of the CHMP.

Following submission of the application to the EMA under the centralised procedure, the application is validated from both a technical and business perspective to ensure the technical components and content of the submission are complete and accurate. The EMA is responsible for ensuring that the opinion of the CHMP is given within 210 days, less any clock-stops for the applicant to provide answers to questions from the CHMP. The CHMP scientific opinion will contain the conclusions on the quality, the safety and the efficacy of the medicinal product and will take into account appropriate benefit and risk scenarios on the populations and conditions of use as documented with clinical data by the applicant. The opinion is sent to the European Commission, or Commission, who, if satisfied with the conclusion, is responsible for drafting a decision to recommend approval of the medicinal product. The Commission will adopt the decision and grant a marketing authorisation after consultation with the member states through the relevant standing committees. Such a marketing authorisation is valid throughout the community and confers the same rights and obligations in each of the member states as a marketing authorisation granted by that member state. Following the granting of marketing authorisation, the product can then be made commercially available in Europe.

Once a medicinal product is granted with a community authorisation, the medicinal product can no longer be the subject of a subsequent national marketing authorisation. In order to maintain coherence, and to preserve the unity of a single market within the community, a marketing authorisation holder wishing to market another medicinal product with the same active substance already included in a community authorisation must use the centralised procedure.

Similar to the process in the United States, the authorities may limit the approved therapeutic uses for the product as described in the product labelling, require that warning statements be included in the product labelling, require that further studies be conducted as a condition of approval, impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved. Significant legal and regulatory requirements also apply after approval to market in Europe. These include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to GMP, as well as the need to submit appropriate variations to approval for certain changes to the approved product, product labelling or manufacturing process.

C.	Organizational Structure

We had five wholly-owned subsidiaries, Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia); Cardiome, Inc. (formerly Paralex, Inc.), a company incorporated under the Delaware General Corporation Law; Artesian Therapeutics, Inc., a company incorporated under the Delaware General Corporation Law; Cardiome Development AG (formerly Cardiome Development Ltd.), a company continued under the laws of Switzerland; and Cardiome UK Limited, a company incorporated under the laws of the United Kingdom.

D.	Property, Plants and Equipment

Our principal office is located at 6190 Agronomy Road, Suite 405, Vancouver, British Columbia, V6T 1Z3, Canada.  Prior to November 2012, we had total office and laboratory space under lease of 62,801 square feet. In October 2012, as a result of our workforce reduction, we exited and surrendered certain of the redundant leased facilities. We currently have approximately 22,873 square feet of office space under lease. The lease for our current head office, which occupies 3,622 square feet, expires in December 2014. The lease for the remaining office space, which has been subleased, expires in March 2014.

We do not have any other material tangible fixed assets.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section contains forward-looking statements involving risks and uncertainties. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements, including those set forth under Item 3D “Risk Factors.” The following should be read in conjunction with our consolidated financial statements included under Item 18 and “Information on the Company” under Item 4 of this Annual Report. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Overview

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008	$102.5

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study Phase 3 ACT 5 study Post approval study	Patient enrollment initiated in Q3-2010 Suspended pending transition Study terminated SPECTRUM (post approval safety study) initiated in 2011 Study continuing

Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.4

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD study completed 28-day Phase 1 trial completed

Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	18.1

The following provides a description of our clinical development efforts for each of our projects during the year:

Vernakalant (IV)

In 2012, we continued to support Merck in the development of vernakalant (IV) globally. In Q3-2012, as a result of Merck’s notice of termination of our collaboration and license agreements for vernakalant (IV), the Phase 3 Asia Pacific study has been suspended pending the return of rights. Merck will continue to support SPECTRUM, the post approval study, until its transition to us is complete.

Vernakalant (oral)

In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). Given Merck’s notice of termination of our collaboration and license agreement for vernakalant (oral) during Q3-2012, we will evaluate the appropriate development path for vernakalant (oral) once the rights are returned to us.

Other Projects

We continue to support pre-clinical research and development work externally through collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

Critical Accounting Policies and Significant Estimates

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the year ended December 31, 2012, from those disclosed in the MD&A for the year ended December 31, 2011.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2012.

Revenue Recognition

We earn revenue from collaboration arrangements that provide for non-refundable payments as follows:

•	upfront fees at the commencement of the arrangement;

•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangements; and

•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

We also earn royalty revenue from one of our collaboration and license agreements from the commercial sale of an approved product.

The upfront fees are deferred and amortized straight-line over the expected term of our continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and are collectible. Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

Fees based on the number of full time research staff assigned to the related research activities and the recovery of related research and development costs are recognized in income to the extent the services are performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms and when royalties from our collaborative partner are determinable and collectibility is reasonably assured, such as upon the receipt of a royalty statement from our collaborative partner.

Collaboration arrangements entered into by us may be revenue arrangements with multiple deliverables. We review multiple deliverable arrangements and treat elements as separate units of accounting if the following criteria are met:

•	delivered item(s) has standalone value; and

•	if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor

Revenue is allocated among the separate units at inception based on their relative selling price. If vendor-specific objective evidence or third-party evidence of selling price does not exist then revenue is allocated using estimated selling prices of deliverables. Revenue from a multiple deliverable arrangement is recognized as a single unit of accounting when the elements in the arrangement do not meet the criteria for separation. Revenue recognized as a single unit of accounting during the period of ongoing involvement is deferred and amortized on a straight-line basis over the period of ongoing involvement. To the extent that we are entitled to upfront, milestone or other lump-sum payments during the period of ongoing involvement, the payments are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement. During this period, we will recognize revenue prospectively from the time milestone payments are achieved, services are performed or delivery criteria are met. Changes in estimates are recognized prospectively when changes to the expected term are determined. Subsequent to the period of our ongoing involvement, milestone payments and fees based on the number of full time research staff will be recognized as detailed above.

Clinical Trial Accounting

We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial. These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities. We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrolment, the level of services provided and goods delivered, the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials. Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Changes in Significant Accounting Policies

Fair Value Measurements:

On January 1, 2012, we prospectively adopted amendments issued by the Financial Accounting Standards Board (FASB) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on our financial position, results of operations or cash flows for the periods presented.

Comprehensive Income:

On January 1, 2012, we prospectively adopted amendments issued by the FASB on the presentation of comprehensive income. The amendments give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of our results of operations for the periods presented.

A.	Operating Results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data prepared in accordance with U.S. GAAP for our last three fiscal years:

(in thousands of U.S. dollars)	For the Years Ended December 31
	2012	2011	2010
Revenue	$789	$1,505	$66,064
Net income (loss)	(18,315)	(27,920)	35,499
Basic and diluted income (loss) per common share	(0.30)	(0.46)	0.58
Total assets	$44,793	$54,035	$82,324
Debt obligation	32,500 (1)	25,445 (2)	25,486	(2)

(1) As at December 31, 2012, debt obligation represents outstanding advances from Merck. Pursuant to the debt settlement agreement, this balance will be settled when we pay the remaining settlement amount of $13 million on or before March 31, 2013. If the settlement amount is not paid by March 31, 2013, the remaining amounts outstanding under the facility become immediately due and payable. Consequently, the entire outstanding balance has been classified as current as at December 31, 2012. Subsequent to year end, on March 1, 2013, the Company paid the remaining $13 million of the debt settlement amount to Merck, extinguishing all outstanding debt obligations.

(2) Amounts as at December 31, 2011 and 2010 represents tenant inducements and a $25.0 million advance from Merck.

We have not declared any cash dividends since inception.

Our revenue in fiscal 2012 decreased compared to fiscal 2011 primarily due to lower research collaborative fees resulting from reduced research and development activities with our collaborative partner in 2012. Revenue in 2010 was significantly higher due to a $30 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (IV) and the recognition of revenue from upfront and other payments received pursuant to our collaboration and license agreement with Merck.

Net loss in fiscal 2012 was lower than fiscal 2011 due to the recognition of an $11.2 million gain on the settlement of debt owing to Merck. Research and development as well as general and administration expenses were also lower in fiscal 2012 compared to fiscal 2011; however, the decrease in operating expenses in fiscal 2012 was mostly offset by charges incurred relating to our restructuring activities. Net income recorded in 2010 was due to higher revenue from the upfront and milestone payments, as well as the sale of clinical supplies pursuant to the collaboration and license agreement with Merck.

The decrease in total assets in fiscal 2012 compared to fiscal 2011 was mostly due to the lower cash and cash equivalents balance, and the write-off of our property and equipment as a result of our restructuring activities. Our cash and cash equivalents balance in 2012 was lower compared to 2011 due to the use of cash in our operations and a $7 million repayment of debt owing to Merck in December 2012, partially offset by a $25 million advance received from Merck pursuant to a credit facility in January 2012. Total assets in fiscal 2010 were higher as a result of a higher cash and cash equivalents balance from a $25 million advance from Merck, as well as a $30 million milestone payment.

Inflation and foreign currency fluctuations have not had a material impact on our operations.

Year ended December 31, 2012 compared to the year ended December 31, 2011

We recorded a net loss of $18.3 million ($0.30 loss per share) for the year ended December 31, 2012, compared to net loss of $27.9 million ($0.46 loss per share) for the year ended December 31, 2011.

During fiscal 2012, we reduced our workforce by eliminating positions focused on internal research activities along with certain supporting functions. As a result of the workforce reductions, we have exited redundant leased facilities and terminated certain contracts. Total restructuring charges incurred during the year was $10.0 million. The net loss for fiscal 2012 was due to restructuring charges, expenditures spent on clinical development efforts and pre-clinical research projects, as well as other operating costs. The loss in 2012 was partially offset by the recognition of an $11.2 million gain on the settlement of debt due to Merck. The net loss for fiscal 2011 was largely due to expenditures incurred on clinical development efforts, pre-clinical research projects and other normal operating costs.

In 2013, we expect to continue to incur a net loss as our expenses are expected to continue to be greater than our revenues from the sale of BRINAVESSTM, as well as licensing, research collaborative and other fees.

Revenue

Total revenue for fiscal 2012 was $0.8 million, a decrease of $0.7 million from $1.5 million in fiscal 2011. Total revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments, royalties, and other fees from our collaborative partners. Licensing and other fees of $0.5 million for fiscal 2012 were consistent with 2011.

We do not expect royalty revenue to be significant in the future. However, we will begin earning revenue from the sale of the product in 2013.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We recorded research collaborative fees of $0.3 million in fiscal 2012 and $1.1 million in fiscal 2011. The decrease in research collaborative fees in 2012 was mostly due to reduced research and development activities.

Research collaborative fees are not expected to be significant in the future as a result of the termination of the collaboration and license agreements with Merck.

Research and Development Expenditures

(in thousands of U.S. dollars)	For the Years Ended December 31
	2012	2011
Clinical Development Programs
Vernakalant (IV)	$723	$5,382
Vernakalant (oral)	68	799
GED-aPC	63	361
	$854	$6,542
Research Projects
Other projects (including pre-clinical studies)	5,163	8,682
Total research and development expenditures	$6,017	$15,224

Research and development (“R&D”) expenditures were $6.0 million for fiscal 2012 as compared to $15.2 million for fiscal 2011. R&D expenditures consist of clinical development expenditures and research expenditures.

Clinical Development Expenditures

Clinical development expenditures primarily consist of wages and benefits (including stock-based compensation), contract service agreement costs and consulting fees relating to our clinical stage development programs.

Clinical development expenditures for fiscal 2012 were $0.9 million as compared to $6.5 million for fiscal 2011. The decrease of $5.6 million in expenditures was primarily due to reduced costs for vernakalant (IV) as a result of the termination of the ACT 5 trial.

In 2013, we expect our clinical development expenditures to increase as the return the global rights for vernakalant from Merck will require us to take on the cost of the post-approval safety study and costs relating to the Asia-Pacific study.

Research Expenditures

Research expenditures primarily consist of wages and benefits (including stock-based compensation), material & lab costs, consulting fees, and contract research agreement costs relating to our pre-clinical and early stage research projects.

Research expenditures for fiscal 2012 were $5.2 million as compared to $8.7 million for fiscal 2011. The decrease of $3.5 million in expenditures was primarily due to the restructuring initiatives, which eliminated positions focused on internal research activities.

In 2013, we will continue to support the research of our pre-clinical and early stage projects externally through our collaborative partners. However, these costs are expected to be significantly lower than the research expenditures incurred in 2012.

General and Administration Expenditures

General and administration (“G&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees.

G&A expenditures for fiscal 2012 were $9.6 million as compared to $11.5 million for fiscal 2011. The decrease in G&A expenditures is primarily due to a decrease in wages and benefits as a result of our workforce reductions in 2012. The decrease in G&A expenditures was partially offset by an increase in stock-based compensation expense related to stock options granted to employees in Q3 and Q4 2012.

Although our restructuring efforts will lower our G&A expenditures, we expect our overall G&A expenditures to increase in 2013 as compared to 2012 as a result of our transition activities with Merck, worldwide sales and marketing efforts, as well as the related administrative costs required to support the commercialization of BRINAVESSTM.

Restructuring

Restructuring consists of employee termination benefits, idle-use expense, asset impairments, and other charges.

Restructuring charges for the year ended December 31, 2012 were $10.0 million, and related primarily to the workforce reductions in March and July of 2012 and the exit of redundant leased facilities in Q3-2012.

The restructuring activities were substantially completed in 2012, and we expect additional restructuring charges in 2013, if any, to be minimal.

Other Income and Expense

Other income and expense consists primarily of interest expense on our $50 million advance from Merck, sublease income, as well as foreign exchange gains (losses) attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

Interest expense for fiscal 2012 was $4.3 million as compared to $2.2 million in fiscal 2011. The increase in interest expense was due to a higher outstanding balance owing to Merck during fiscal 2012.

Other income for fiscal 2012 and 2011 were $0.7 million and $0.8 million, respectively.

In fiscal 2012, we also recorded an $11.2 million gain on the settlement of debt owed to Merck.

Year ended December 31, 2011 compared to the year ended December 31, 2010

We recorded a net loss of $27.9 million ($0.46 loss per share) for the year ended December 31, 2011, compared to net income of $35.5 million ($0.58 basic and diluted income per share) for the year ended December 31, 2010.

The net loss for fiscal 2011 was largely due to expenditures incurred on clinical development efforts, pre-clinical research projects and other normal operating costs. The net income for fiscal 2010 was largely due to recognition of a $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (IV) and revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and license agreement. These amounts were fully recognized prior to the end of 2010.

Revenue

Total revenue for fiscal 2011 was $1.5 million, a decrease of $64.6 million from $66.1 million in fiscal 2010. Total revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments and royalties from our collaborative partners, as well as proceeds from shipment of clinical supplies to Merck. We recorded licensing and other fees of $0.5 million and $65.2 million for fiscal years 2011 and 2010, respectively. The licensing and other fees recognized in 2010 were primarily attributable to the $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (IV) in Q3-2010 and recognition of deferred revenue related to payments received from Merck in 2009.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We recorded research collaborative fees of $1.1 million in fiscal 2011 and $0.8 million in fiscal 2010.

Research and Development Expenditures

(in thousands of U.S. dollars)	For the Years Ended December 31
	2011	2010
Clinical Development Programs
Vernakalant (IV)	$5,382	$8,297
Vernakalant (oral)	799	1,098
GED-aPC	361	1,061
	$6,542	$10,456
Research Projects
Other projects (including pre-clinical studies)	8,682	4,883
Total research and development expenditures	$15,224	$15,339

Research and development (“R&D”) expenditures were $15.2 million for fiscal 2011 as compared to $15.3 million for fiscal 2010. R&D expenditures consist of clinical development expenditures and research expenditures.

Clinical Development Expenditures

Clinical development expenditures primarily consist of wages and benefits (including stock-based compensation), contract service agreement costs and consulting fees relating to our clinical stage development programs.

Clinical development expenditures for fiscal 2011 were $6.5 million as compared to $10.5 million for fiscal 2010. The decrease of $4.0 million in expenditures was primarily due to reduced costs for vernakalant (IV) as a result of patient enrollment for the ACT 5 trial being suspended in Q4-2010, as well as reduced costs for our GED-aPC program as a result of a decision not to continue development of the technology.

During fiscal 2011, we continued to incur costs in support of the vernakalant (IV) program, including costs related to the ACT 5 trial for vernakalant (IV) to follow up with existing patients and to monitor and analyze the data collected. We also continued to incur costs in support of the vernakalant (oral) program, which primarily consisted of internal staff costs. Expenditures related to our GED-aPC program were at a minimal level.

Research Expenditures

Research expenditures primarily consist of wages and benefits (including stock-based compensation), material & lab costs, consulting fees, and contract research agreement costs relating to our pre-clinical and early stage research projects.

Research expenditures for fiscal 2011 were $8.7 million as compared to $4.9 million for fiscal 2010. The increase of $3.8 million in expenditures was primarily due to increased allocation of internal staff resources to pre-clinical product candidates as they advance in the pre-clinical process.

General and Administration Expenditures

General and administration (“G&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees.

G&A expenditures for fiscal 2011 were $11.5 million as compared to $12.9 million for fiscal 2010. The decrease in G&A expenditures for fiscal 2011, compared to fiscal 2010, was due primarily to decreases in stock-based compensation expense and consulting fees.

Other Income and Expense

Other income and expense consists primarily of interest expense on our $25 million advance from Merck, sublease income, as well as foreign exchange gains (losses) attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

 Other expense for fiscal 2011 and 2010 was $1.5 million and $1.2 million, respectively.

B.	Liquidity and Capital Resources

Our operational activities during fiscal 2012 were financed mainly by working capital carried forward from the preceding fiscal year and advances under our credit facility with Merck. Further advances under our credit facility with Merck are no longer available as a result of Merck’s notice of termination of our collaboration and license agreement. At December 31, 2012, including current debt obligation to Merck of $32.5 million, we had working capital of $6.1 million, compared to $47.2 million at December 31, 2011. We had available cash reserves comprised of cash and cash equivalents of $41.3 million at December 31, 2012 compared to $48.6 million at December 31, 2011.

Subsequent to year-end, on March 1, 2013, we paid the remaining $13 million of the debt settlement amount under our settlement agreement with Merck. This final payment extinguishes all of our outstanding debt obligations of $32.5 million, which was classified as a current liability as at December 31, 2012. As a result of our debt settlement, our working capital has increased significantly from the working capital as at December 31, 2012.

We believe that our cash position and the anticipated cash inflows from the sale of BRINAVESS™ will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials and commercialization efforts, fees from collaborative and license arrangements with third parties and from strategic opportunities. Our cash reserves will continue to fund external research efforts, the development and commercialization of vernakalant, and operational as well as strategic activities.

We had no long-term debt outstanding as at December 31, 2012. As at December 31, 2011, our long-term debt was $25.0 million.

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2012	2011
Cash used in operating activities	$(25,098)	$(27,609)
Cash used in investing activities	(433)	(1,019)
Cash provided by financing activities	18,070	358
Effect of foreign exchange rate on cash and cash equivalents	84	26
Net decrease in cash and cash equivalents	$(7,377)	$(28,244)

Cash used in operating activities in fiscal 2012 was $25.1 million, a decrease of $2.5 million from cash used in operating activities of $27.6 million in fiscal 2011. The decrease in cash used was primarily due to lower operating expenses in 2012, offset by restructuring expenses.

Cash used in investing activities in fiscal 2012 and 2011 of $0.4 million and $1.0 million, respectively, related to the purchase of equipment and incurrence of patent costs.

Cash provided by financing activities was $18.1 million in fiscal 2012, as compared to $0.4 million in fiscal 2011. In 2012, we received a $25.0 million advance from Merck, which was partially offset by a $7.0 million repayment of debt owed to Merck. In 2011, cash provided by financing consisted mainly of proceeds from employee stock option exercises.

As at the date of this Annual Report, we do not have any material commitment for capital expenditures.

Financial Instruments

We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2012, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We were subject to interest rate fluctuations on our line of credit from Merck. However, interest on the U.S. dollar denominated debt ceased to accrue on the effective date of the debt settlement agreement entered into in December 2012, eliminating our interest rate fluctuation exposure on our debt. The remaining debt balance was settled subsequent to year end.

C.	Research and Development, patents and licenses

Costs associated with our research and development activities are discussed in Item 5.A “Operating Results.” Information concerning research and development, patents and licenses is also set forth in Item 4.B “Business Overview.”

E.	Trend Information

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with the U.S. GAAP:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2012	September 30, 2012	June 30, 2012 (Restated)(1)	March 31, 2012 (Restated)(1)

Total revenue	$84	$63	$209	$433
Research and development	385	449	2,255	2,928
General and administration	2,356	2,496	2,207	2,552
Restructuring	35	9,036	165	804
Gain on settlement of debt	11,218	-	-	-
Net income (loss)	$7,744	$(13,412)	$(5,677)	$(6,970)
Income (loss) per share
Basic and diluted	$0.13	$(0.22)	$(0.09)	$(0.11)

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

Total revenue	$401	$274	$443	$387
Research and development	3,442	3,903	4,073	3,806
General and administration	2,095	2,764	3,466	3,224
Net loss	$(5,898)	$(7,153)	$(7,723)	$(7,146)
Loss per share
Basic and diluted	$(0.10)	$(0.12)	(0.13)	(0.12)

(1) Restatement relates to the reclassification to restructuring of employee termination benefits related to the Q1-2012 workforce reduction.

Variations in our revenue, expenses and net income (loss) resulted primarily from the following factors:

Revenue

Revenue in fiscal 2012 and 2011 consisted mainly of research collaborative fees and did not fluctuate significantly on a quarterly basis. With the termination of the collaboration and license agreements with Merck, research collaborative fees are not expected to be significant in fiscal 2013. We will also commence earning revenue from the sale of BRINAVESS™. Our future revenue will fluctuate depending on the level of sales we are able to achieve.

Research and Development Expenditures:

The timing of clinical trials and research work performed resulted in the variations in R&D expenditures with the exception of the last half of fiscal 2012. The significant decrease in R&D expenditures in the second half of 2012 was due to the elimination of the internal research function. In 2013, we expect our clinical development expenditures to increase as the return the global rights for vernakalant from Merck will require us to take on the cost of the post-approval safety study and Asia-Pacific study. Research expenditures are expected to be significantly lower than the research expenditures incurred in 2012, although we will continue to support the research of our pre-clinical and early stage projects externally through our collaborative partners.

General and Administration Expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in G&A expenditures. The decrease in G&A expenditures in the last quarter of 2012 was due to lower office costs as a result of our exit from redundant leased facilities. Although our restructuring efforts will lower our G&A expenditures, we expect our overall G&A expenditures to increase in 2013 as compared to 2012 as a result of our transition activities with Merck, worldwide sales and marketing efforts, as well as the related administrative costs required to support the commercialization of BRINAVESS™.

Restructuring:

The timing of the workforce reductions during the year and the idle-use expense in Q3-2012 resulted in the variations in restructuring cost. The restructuring activities were substantially completed in 2012, and we expect additional restructuring charges in 2013, if any, to be minimal.

Gain on settlement of debt:

The debt settlement agreement entered into in Q4-2012 and the partial payment of the settlement amount resulted in the gain on settlement of debt. We expect an additional gain on debt settlement to be recorded in 2013 with the final payment.

Net income (loss)

The timing of our revenue and expenses discussed above resulted in the variations in net income (loss). In Q4-2012, our net income was also affected by the $11.2 million gain on the settlement of debt owed to Merck. In Q1 2013, we expect to realize a $20.8 million gain upon the payment of the final settlement amount.

E.	Off-balance sheet arrangements

We have no undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2012 and in the normal course of business we have the following future payment obligations, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Debt obligation(1)	$33,834	$33,834	Nil	Nil	Nil
Material purchases(2)	3,000	3,000	Nil	Nil	Nil
Operating lease obligations	822	614	208	Nil	Nil
Other commitments	800	421	379	Nil	Nil
Total	$38,456	$37,869	$587	Nil	Nil

(1)	Under the original terms of the line of credit, we received two $25 million advances from Merck, which must be repaid in full by December 31, 2016 and December 31, 2017, respectively. Pursuant to the debt settlement agreement with Merck entered into in December 2012, we will pay $20 million on or before March 31, 2013 to settle the entire $50 million outstanding debt obligation. Interest ceased to accrue on the effective date of the settlement agreement. Prior to year-end, the settlement agreement was amended, which allowed us to pay $7 million of the $20 million settlement amount, settling $17.5 million of the outstanding debt obligation plus $0.7 million of accrued interest. This balance represents outstanding principal of $32.5 million and interest accrued to the effective date of the settlement agreement of $1.3 million. Subsequent to year end, the settlement agreement was further amended, allowing us to pay the remaining balance of the settlement amount prior to March 31, 2013. On March 1, 2013 the Company paid the remaining $13 million of the settlement amount, extinguishing all outstanding debt obligations to Merck.
(2)	Pursuant to the debt settlement agreement with Merck, we are committed to purchase $3 million of vernakalant (IV) finished goods inventory as well as active pharmaceutical ingredients for vernakalant (IV) and vernakalant (oral) in 2013.

G.	Safe Harbor

See “Caution Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of the date hereof, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with the Corporation(1)	Date Became a Director/Officer	Principal Occupation Last Five Years

Robert W. Rieder British Columbia, Canada Chairman of the Board of Directors(2)	April 21, 1997	September 2010 to present – Chief Executive Officer, ESSA Pharma Inc.; August 2009 to September 2010 – Executive Chairman, Cardiome Pharma Corp.; March 2007 to August 2009 – Chairman, Cardiome Pharma Corp.; March 2006 to March 2007– Vice Chairman, Cardiome Pharma Corp.; April 1998 to August 2009 – Chief Executive Officer, Cardiome Pharma Corp.

Harold H. Shlevin(3)(4) Georgia, United States Director	October 14, 2004	Oct 2012 to present – Chief Operating Officer, Galectin Therapeutics Inc. November 2009 to Oct 2012 – Head of Advanced Technology Development Center – Biosciences and Start-Up Company Catalyst, Georgia Institute of Technology, Enterprise Innovation Institute; October 2008 to November 2009 – Head of Operations and Commercial Development, Altea Therapeutics Corporation; June 2006 to July 2008 – President and Chief Executive Officer, Tikvah Therapeutics Inc.

Peter W. Roberts(3)(4) British Columbia, Canada Director	September 18, 2005	July 2009 to present – Member of the Board of Directors and Audit Committee of the Canadian Public Accountability Board; April 2008 to April 2011 – Member of the Board of Directors and Chair of the Audit Committee of WebTech Wireless Inc.; December 2005 to January 2010 – Member of the Risk Oversight and Governance Board, Canadian Institute of Chartered Accountants; June 2006 to July 2007 – President, Institute of Chartered Accountants of British Columbia; November 1998 to March 2004 (retired March 2004) –Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc.

Richard M. Glickman(3)(4)(5) British Columbia, Canada Director	December 11, 2006	July 2007 to present – Retired; January 2002 to July 2007 – Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation

William L. Hunter British Columbia, Canada Interim Chief Executive Officer (6), Director	June 11, 2007	July 2012 to present – Interim Chief Executive Officer; 1997 to October 2011 – President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc.

Name, Province/State and Country of Residence and Present Position with the Corporation(1)	Date Became a Director/Officer	Principal Occupation Last Five Years

Jennifer Archibald British Columbia, Canada Chief Financial Officer(7)	September 20, 2012	September 2012 to present - Chief Financial Officer, Cardiome Pharma Corp.; September 2006 to September 2012 – Director of Finance, Cardiome Pharma Corp.

Karim Lalji British Columbia, Canada Chief Commercial Officer(8)	September 14, 2006	October 2012 to present – Chief Commercial Officer, Cardiome Pharma Corp., February 2007 to October 2012 – Senior Vice President, Commercial Affairs, Cardiome Pharma Corp.; September 2006 to February 2007 – Senior Vice President, Commercial Affairs, Cardiome Pharma Corp. (part-time)

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Mr. Rieder retired from the position of our Chief Executive Officer in August 2009, a position he held since 1998, and assumed the role as Executive Chairman of the Board effective August 2009. Mr. Rieder resigned as Executive Chairman in September 2010 and became Chairman of the Board.
(3)	Member of the Governance, Nominating and Compensation Committee. Dr. Shlevin is the Chair of this Committee.
(4)	Member of the Audit Committee. Mr. Roberts is the Chair of the Audit Committee.
(5)	Lead Independent Director.
(6)	Dr. Hunter was appointed interim Chief Executive Officer in July 2012.
(7)	Ms. Archibald was appointed Chief Financial Officer in September 2012.
(8)	Mr. Lalji was appointed Chief Commercial Officer in October 2012. Mr. Lalji was the Senior Vice President, Commercial Affairs previously.

As at March 14, 2013, our directors and executive officers owned, or exercised control of or direction over, directly or indirectly, less than 1% of our outstanding common shares.

Directors and Executive Officers

The following are short biographies of our directors and executive officers:

Robert W. Rieder, MBA, Chairman. Mr. Rieder is Cardiome’s Chairman of the Board of Directors and has also previously served as Cardiome’s Vice-Chairman. He served as Cardiome’s Chief Executive Officer from joining Cardiome in April 1998 until August 2009. Mr. Rieder was appointed Chairman of the Board in March 2007 and assumed the role of Executive Chairman in August 2009. Mr. Rieder has extensive experience in venture capital and in operational management. Prior to joining Cardiome, Mr. Rieder was Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp., and has served as a director for nine public and private technology companies. Mr. Rieder has also acted as Chief Operating Officer for DBA Telecom Inc., CEO for Synapse Technologies Inc. and was non-executive chairman of the board of directors of Akela Pharma Inc. Mr. Rieder is currently the Chief Executive Officer of ESSA Pharma Inc. Mr. Rider received his MBA from the University of Western Ontario.

Harold H. Shlevin, Ph.D., Director. Dr. Shlevin is Chief Operating Officer of Galectin Therapeutics Inc. a public biopharmaceutical company (NASDAQ:GALT) applying its leadership in galectin science and drug development to create new therapies for fibrotic disease and cancer. Drug candidates based on the Company’s unique carbohydrate technology target galectin proteins which are key mediators of biologic and pathologic function. Previously he was Head of the Advanced Technology Development Center – Biosciences and Start-Up Company catalyst in the Enterprise Innovation Institute of the Georgia Institute of Technology. In this faculty role, Dr. Shlevin assists faculty in identifying technology worthy of commercialization, catalyzes formation of new start-up bioscience companies, and mentors new company management. He is also a member of the board of directors of NeurOp, Inc., a biopharmaceutical company developing new therapies to treat central nervous system diseases. He was previously Head of Operations for Altea Therapeutics Corporation, an advanced drug delivery company focused on the delivery of therapeutic levels of water-soluble biotherapeutics and small drugs through the skin. At Altea, he was responsible for pharmaceutical research and development, clinical research, regulatory affairs, engineering, clinical and commercial manufacturing, quality assurance, information technology, facility operations and finance. Prior to this, Dr. Shlevin was the President and Chief Executive Officer of Tikvah Therapeutics, Inc., a pharmaceutical enterprise focused on late-stage development of neuroscience therapeutics. He was previously the Global Senior Vice President, and a member of the boards of Solvay Pharmaceutical, SA, Solvay Pharmaceuticals Inc. and CEO and President of Solvay Pharmaceuticals, Inc. (USA). He was also Chairman of the Board of Solvay’s subsidiary Unimed Pharmaceuticals, Inc., and a member of the board of Solvay Draka, a specialty plastic company with medical device products. Dr. Shlevin has over twenty-five years of diverse healthcare business-related and global management experience. His direct skills and experience span functions from R&D through commercial operations, including many international roles. His past industry experience includes leadership roles at G.D. Searle and Co., Revlon Health Care Group, Ciba-Geigy Corporation, Bausch and Lomb Pharmaceuticals, and he was a co-founder of Ciba Vision Ophthalmics. Dr. Shlevin’s experience related to his responsibilities as an audit committee member include his tenure as CEO of Solvay and as Senior Vice President where he was regularly involved in assessments and analysis of financial statements and projections and acquisitions of companies and of products as well as his tenure in business development positions at CIBA-Geigy and CIBA Vision Corporation. Dr. Shlevin has also taken courses in financial strategies.

Peter W. Roberts, FCA, CPA (Illinois), ICD.D, Director. Mr. Roberts retired as Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. (NASDAQ: SWIR / TSX: SW) in March 2004. He served in this role from November 1998 until retirement, and was responsible for taking the company public on the Toronto Stock Exchange in May 1999 and a follow-on financing on NASDAQ in May 2000. Prior to joining Sierra Wireless, Inc., Mr. Roberts held senior financial roles over a fifteen-year period with Service Corporation IJK plc, The Loewen Group Inc., The Overwaitea and Save-On Foods Chain and Sydney Development Corporation. Mr. Roberts is a graduate of Touche Ross, and practiced a decade in public accounting. He holds professional accounting designations in Canada, the United States, and the United Kingdom. Mr. Roberts completed his term as President of the Institute of Chartered Accountants of British Columbia in 2007 and completed his term as Chair of the Risk Oversight and Governance Board of the Canadian Institute of Chartered Accountants in 2010. Mr. Roberts is currently a member of the board of directors of the Canadian Public Accountability Board and previously served as a member of the Board of Directors and Chair of the Audit Committee of WebTech Wireless Inc. Mr. Roberts is a graduate of the Institute of Corporate Directors.

Richard M. Glickman, L.L.D. (Hon), Lead Independent Director. Dr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals, or Aspreva. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Since 2000, Dr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company. Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics, a diagnostic facility that evolved into the largest molecular diagnostic laboratories in Canada. He co-founded Probtec Corporation, a rational drug design and molecular genetics firm, where he established and introduced the first licensed DNA-based forensic and paternity testing services in Canada. He has served on numerous biotechnology boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), Director of the Canadian Genetic Disease Network and a member of the federal government’s National Biotechnology Advisory Committee. Dr. Glickman currently serves as a member of the British Columbia Innovation Council and a Director for the Vancouver Aquarium. Dr. Glickman received the Ernst & Young Entrepreneur of the Year 2004 Award for the Pacific Region Life Sciences Group and has received both Canada’s and British Columbia’s Top 40 under 40 Award for Entrepreneurs and has been the recipient of 2006 BC Biotech Leadership Award.

William Hunter, M.D., Interim Chief Executive Officer, Director. Dr. Hunter has been a member of Cardiome's Board of Directors since 2007 and became the Company's Interim President and CEO in July 2012. Prior to Cardiome, Dr. Hunter co-founded Angiotech Pharmaceuticals in 1992 and assumed the position of Chief Executive Officer in 1997 when Angiotech was a venture-stage, private, pre-clinical company with less than 50 employees.  He led Angiotech through 3 rounds of private equity financing, the Company’s IPO and listing on the Toronto Stock Exchange and NASDAQ, over $1B in equity and debt financings, a debt restructuring and 8 separate corporate acquisitions.  During that time, Angiotech grew to become a profitable, diversified, healthcare company with over 1,400 employees, several thousand commercially available products, 12 facilities in 5 countries and worldwide annual revenues exceeding $250M.  Dr. Hunter has over 200 patents and patent applications to his name and products in which he was an inventor or co-inventor include the TAXUS® Drug-Eluting Coronary Stent, the Zilver PTX Peripheral Drug-Eluting Stent, the Quill barbed wound closure device and the 5-FU Anti-Infective Catheter; combined these products have been used in over 6 million patients and recorded revenues of over $12 billion worldwide. Dr. Hunter currently serves a director of  Zalicus Inc (NASDAQ: ZLCS) and Union Medtech and selected awards he has received include the 2006 Principal Award from the Manning Foundation (one of Canada’s highest awards for innovation); BC Innovation Council’s Cecil Green Award for Science and Technology Entrepreneurship; Entrepreneur of the Year from the Canadian Venture Capital and Private Equity Association; and Canada’s 40 Under 40.  Dr. Hunter served as a practicing physician in British Columbia for 5 years.

Jennifer Archibald, CA, Chief Financial Officer. Ms. Archibald is Cardiome’s Chief Financial Officer, with responsibility for overseeing our financial operations.  She joined Cardiome in 2006 and served as Cardiome’s Director of Finance until her appointment as Chief Financial Officer in September 2012.  Ms. Archibald has extensive accounting and finance experience, dealing with the complexities of both public and private corporations.  Prior to joining Cardiome, Ms. Archibald managed the accounting operations at the corporate office of The Jim Pattison Group.  Ms. Archibald began her career as a corporate auditor with KPMG performing audit, tax and accounting work.  She is a Chartered Accountant and earned a Bachelor of Commerce Degree from the University of British Columbia.

Karim Lalji, Chief Commercial Officer. Karim Lalji is Cardiome’s Chief Commercial Officer. Mr. Lalji has significant experience in pharmaceutical business strategy, product commercialization and marketing, Mr. Lalji was previously Vice President of Business Strategy and New Product Commercialization at Sepracor, Inc. At Sepracor, Inc., he was responsible for the commercial success of their pipeline of drug candidates, including identifying which products to take into development and ensuring that the development program and marketing strategy resulted in successful product launches. One of the key achievements for Mr. Lalji at Sepracor, Inc. was his leadership in the development and launch of Lunesta (eszopiclone) for the treatment of insomnia. Mr. Lalji’s earlier experience includes ten years with Merck & Company, where he led several successful product launches His launch experience at Merck included CRIXIVAN (indinavir) which was the key drug of the first triple-cocktail therapy for treatment of HIV/AIDS and FOSAMAX Once Weekly for the treatment of osteoporosis. Mr. Lalji also has cardiovascular experience from Merck & Company as the Director of Business Strategy for the cholesterol reducers and hypertension/heart failure franchises. Mr. Lalji is currently a member of the Board of Overseers at the Beth Israel Deaconess Hospital Medical Center in Boston, Massachusetts, an academic teaching hospital for Harvard Medical School. Mr. Lalji holds a Bachelors Degree in Business Administration from Simon Fraser University and a Science Masters in Health Policy and Management from Harvard University. He was awarded the Wilinsky Prize for Academic Excellence while at Harvard.

To the best of our knowledge, no director or executive officer or any shareholder holding a sufficient number of our common shares to materially affect the control of the Corporation:

(a)	is, as at the date of this Annual Report, or has been, within the ten years before, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)	has, within the 10 years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer or shareholder, except in respect of the following companies:

•	Akela Pharma, Inc., or Akela. Mr. Rieder was a director of Akela. Due to the late filing of its financial statements, management’s discussion and analysis and annual information form for the year ended December 31, 2009, Akela applied to the British Columbia Securities Commission for a management cease trade order covering Mr. Rieder. The management cease trade order was granted on April 6, 2010 and revoked on June 29, 2010 following the filing of all required records. The management cease trade order did not effect trading in the securities of Akela generally.

•	Angiotech Pharmaceuticals Inc., or Angiotech, and each of the following subsidiaries: 0741693 B.C. Ltd., and Angiotech International Holdings Corp. (the “Angiotech Canadian Subsidiaries”) and Angiotech Pharmaceuticals (US), Inc., American Medical Instruments Holdings Inc., NeuColl Inc., Angiotech BioCoatings Corp., Afmedica Inc., Quill Medical Inc., Angiotech America Inc., Angiotech Florida Holdings Inc., B.G. Sulzle Inc., Surgical Specialties Corporation, Angiotech Delaware Inc., Medical Device Technologies Inc., Manan Medical Products Inc. and Surgical Specialties Puerto Rico Inc. (the “Angiotech U.S. Subsidiaries”). On January 28, 2011, Angiotech, the Angiotech Canadian Subsidiaries and the Angiotech U.S. Subsidiaries voluntarily filed a petition under the CCAA in the Supreme Court of British Columbia to implement a proposed recapitalization transaction. On January 31, 2011, the Angiotech U.S. Subsidiaries filed a voluntary petition under Chapter 15 of Title 11 of the United States Code to obtain recognition and enforcement in the United States for certain relief granted in the CCAA proceedings, and to obtain assistance of the United States courts to the Supreme Court of British Columbia in effectuating the proposed recapitalization. Dr. Hunter was the president and chief executive officer and a director of Angiotech until October 2011.

To the best of our knowledge, none of our directors or executive officers or any shareholder holding a sufficient number of our common shares to materially affect the control of the Corporation have been subject to:

(c)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(d)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

B.	Compensation

The following disclosure sets out the compensation for our Named Executive Officers and directors for the financial year ended December 31, 2012. For the purposes herein, our Named Executive Officers include our interim Chief Executive Officer, Chief Financial Officer and Chief Commercialization Officer, as indicated in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

The Governance, Nominating and Compensation Committee is charged, on behalf of the Board, amongst other matters, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. The Governance, Nominating and Compensation Committee also has the mandate to annually review our compensation policies and practices to consider whether they are aligned with our risk management principles and whether they might, or a reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of our compensation policies and practices might present or could give rise to material risks to us, or otherwise affect the risks faced by us and management of those risks.

Our executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain talent needed to lead and grow our business, (ii) provide a strong incentive for executives and key employees to work toward achievement of our goals and strategic objectives and (iii) ensure that the interests of our management and our shareholders are aligned.

Our compensation program and strategy for our executive officers consists primarily of three main elements: based salary, an annual cash incentive and equity-based compensation, currently consisting of grants of incentive stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies, particularly pharmaceutical and biotechnology companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of our goals and strategic objectives and reward the achievement of our short and long term goals and objectives. They are awarded annually on a discretionary basis by the Board, based on the recommendations of the Governance, Nominating and Compensation Committee and the subjective assessment by the Governance, Nominating and Compensation Committee regarding our success in creating shareholder value and the achievement by us and the executives of various objectives, and individual personal subjective assessments. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of our short-term goals and objectives; while the long term incentive, currently payable by the grant of incentive stock options, is awarded on a prospective, going forward basis, to motivate and reward executives for the achievement of our long-term performance and to retain key employees.

Compensation of Executive Officers

Summary Compensation Table

The following table provides a summary of the total compensation earned during the fiscal year ended December 31, 2012 for the Named Executive Officers listed in the table below. All amounts are expressed in Canadian dollars unless stated otherwise. The average exchange rates used for Canadian dollars for 2012, 2011 and 2010 were U.S.$1.00 = Cdn$0.9996, U.S.$1.00 = Cdn$0.9891, and U.S.$1.00 = Cdn$1.0299, respectively.

							Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)		Share- based awards ($)	Option- based awards ($)(1)		Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
William L. Hunter Interim President and Chief Executive Officer	2012	173,654	(2)	Nil	262,923	(3)	380,000	Nil	Nil	Nil	816,577
Jennifer Archibald Chief Financial Officer(4)	2012	180,552		Nil	46,325	(5)	85,000	Nil	Nil	Nil	311,877
Karim Lalji	2012	381,134		Nil	131,462	(3)	200,000	Nil	Nil	Nil	712,596
Chief Commercial	2011	370,033		Nil	77,230		87,941	Nil	Nil	Nil	535,204
Officer(6)	2010	334,191		Nil	Nil		97,751	Nil	Nil	Nil	431,942
Douglas G. Janzen	2012	1,630,522	(7)	Nil	Nil		Nil	Nil	Nil	Nil	1,630,522
President and Chief	2011	618,000		Nil	308,922		132,184	Nil	Nil	Nil	1,059,106
Executive Officer(7)	2010	600,000		Nil	Nil		210,000	Nil	Nil	Nil	810,000
Curtis Sikorsky	2012	549,849	(8)	Nil	29,452	(9)	Nil	Nil	Nil	Nil	579,301
Chief Financial	2011	315,353		Nil	77,230		59,956	Nil	Nil	Nil	452,539
Officer(8)	2010	291,534		Nil	Nil		81,729	Nil	Nil	Nil	373,263
Donald A. McAfee	2012	508,755	(11)	Nil	Nil		Nil	Nil	Nil	Nil	508,120
Chief Scientific	2011	306,592	(12)	Nil	308,922		67,745	Nil	Nil	Nil	683,259
Officer (10)	2010	312,468	(13)	Nil	Nil		82,302	Nil	Nil	Nil	394,770
Sheila M. Grant	2012	602,986	(15)	Nil	Nil(18)		Nil	Nil	Nil	Nil	602,986
Vice President,	2011	278,625	(16)	Nil	64,359		64,140	Nil	Nil	Nil	407,124
Product Development(14)	2010	262,631	(17)	Nil	Nil		73,626	Nil	Nil	Nil	336,257

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor (2011: exercise price = $4.94; Black-Scholes valuation factor = $2.57). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Dr. Hunter was appointed interim Chief Executive Officer of the Corporation on July 3, 2012. He served on the Board of Directors as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012. Amount represents remuneration paid to Dr. Hunter from July 3, 2012 to December 31, 2012 in his capacity as interim President and CEO. This amount does not include $64,913 of fees Dr. Hunter received in his capacity as an independent director of the Corporation
(3)	Exercise price = $0.49; Black-Scholes valuation factor = $0.26.
(4)	Ms. Archibald was appointed Chief Financial Officer on September 20, 2012.
(5)	Exercise price = $0.34; Black-Scholes valuation factor = $0.19.
(6)	Mr. Lalji was appointed Chief Commercial Officer on October 23, 2012.
(7)	Mr. Janzen was the Corporation’s President and Chief Executive Officer until July 3, 2012, when he departed the Corporation. He ceased to be an executive officer and director of the Corporation effective that date. Amount represents Mr. Janzen’s salary from January 1, 2012 to July 3, 2012 of $323,167 in his capacity as Chief Executive Officer, $34,275 of paid vacation and $1,273,080 of severance payment.
(8)	On September 20, 2012, Mr. Sikorsky resigned from his position as Chief Financial Officer and ceased to be an executive officer of the Corporation on the date of his resignation. Amount represents Mr. Sikorsky’s remuneration from January 1, 2012 to September 20, 2012 of $219,251 in his capacity as Chief Financial Officer, $5,784 of paid vacation and $324,814 of severance payment. This amount does not include $63,091 payable by the Corporation to Mr. Sikorsky under his consulting agreement with the Corporation between September 20, 2012 and December 31, 2012.
(9)	Exercise price = $0.34; Black-Scholes valuation factor = $0.15.
(10)	Mr. McAfee was the Chief Scientific Officer of the Corporation until his departure on July 9, 2012. He ceased to be an executive officer of the Corporation effective that date.
(11)	Represents Mr. McAfee’s salary from January 1, 2012 to July 9, 2012 of $170,606 in his capacity as Chief Scientific Officer, $10,053 of paid vacation and $334,118 of severance payment. The exchange rate used for conversion of U.S. dollar-based salary into Canadian dollars was U.S.$1.00 = Cdn.$1.0078, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during 2012, until his departure. This amount reflects a deduction of $6,022 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.
(12)	Mr. McAfee’s salary in 2011 was US$316,725. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn.$0.9873, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year. This amount reflects a deduction of $6,099 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.
(13)	Mr. McAfee’s salary in 2010 was US$307,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.0294, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year. This amount reflects a deduction of $6,300 in respect of five days of unpaid leave taken by Mr. McAfee in accordance with the Corporation’s policies.
(14)	Ms. Grant left her position with the Corporation as Vice President, Product Development on July 9, 2012 and ceased to be an executive officer of the Corporation. On July 9, 2012, Ms. Grant entered into a consulting agreement with the Corporation. On October 22, 2012, Ms. Grant entered into a part-time employee agreement with the Corporation.
(15)	Represents Ms. Grant’s salary from January 1, 2012 to July 9, 2012 of $148,600 in her capacity as Vice President, Product Development, $15,737 of paid vacation and $441,132 of severance payment. This amount reflects a deduction of $2,483 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies. This amount does not include an additional $92,932 payable by the Corporation to Ms. Grant under her consulting and part-time employment agreements.
(16)	This amount reflects a deduction of $5,463 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.
59

(17)	This amount reflects a deduction of $5,130 in respect of five days of unpaid leave taken by Ms. Grant in accordance with the Corporation’s policies.
(18)	This does not include $22,107 of option-based awards granted to Ms. Grant in her capacity as part-time employee. Exercise price = $0.34; Black-Scholes valuation factor = $0.15

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2012.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options as at Dec. 31, 2012 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
William L. Hunter	15,000		4.65	6/8/2013	Nil	Nil	Nil	Nil
	50,000		10.82	6/10/2013	Nil	Nil	Nil	Nil
	15,000		4.65	8/11/2014	Nil	Nil	Nil	Nil
	15,000		8.28	5/25/2015	Nil	Nil	Nil	Nil
	15,000		3.65	9/12/2016	Nil	Nil	Nil	Nil
	1,000,000	(1)	0.49	7/3/2017	Nil	Nil	Nil	Nil

Jennifer Archibald	6,826		4.65	5/20/2013	Nil	Nil	Nil	Nil
	5,500		11.15	6/14/2013	Nil	Nil	Nil	Nil
	1,800		6.09	12/14/2014	Nil	Nil	Nil	Nil
	1,000		8.64	6/2/2015	Nil	Nil	Nil	Nil
	3,800		3.65	9/12/2016	Nil	Nil	Nil	Nil
	250,000		0.34	8/8/2017	11,250	Nil	Nil	Nil

Karim Lalji	1,857		12.07	3/25/2013	Nil	Nil	Nil	Nil
	34,999		4.65	5/20/2013	Nil	Nil	Nil	Nil
	55,556		4.76	12/30/2014	Nil	Nil	Nil	Nil
	30,000		4.94	3/13/2016	Nil	Nil	Nil	Nil
	500,000		0.49	7/3/2017	Nil	Nil	Nil	Nil

Douglas G. Janzen	22,861		12.07	3/25/2013	Nil	Nil	Nil	Nil
	127,000		4.65	5/20/2013	Nil	Nil	Nil	Nil
	600,000		4.65	7/3/2013	Nil	Nil	Nil	Nil
	120,000		4.94	7/3/2013	Nil	Nil	Nil	Nil

Curtis Sikorsky	7,121		12.07	3/25/2013	Nil	Nil	Nil	Nil
	70,000		4.65	5/20/2013	Nil	Nil	Nil	Nil
	200,000		0.34	6/30/2014	9,000	Nil	Nil	Nil
	70,000		4.76	12/30/2014	Nil	Nil	Nil	Nil
	30,000		4.94	3/13/2016	Nil	Nil	Nil	Nil

Sheila M. Grant	13,013		12.07	3/25/2013	Nil	Nil	Nil	Nil
	52,501		4.65	5/20/2013	Nil	Nil	Nil	Nil
	70,000		4.76	12/30/2014	Nil	Nil	Nil	Nil
	25,000		4.94	3/13/2016	Nil	Nil	Nil	Nil
	150,000		0.34	12/11/2017	6,750	Nil	Nil	Nil
(1)	Represents options granted to Dr. Hunter in his capacity as interim President and Chief Executive Officer. All other options were granted while he was acting in the capacity of an independent director.
(2)	Mr. McAfee did not have any options outstanding as at December 31, 2012.

Compensation of Directors

Prior to April 2012, non-management directors, other than the Chair of the Board and the Lead Independent Director, received an annual retainer fee of US$25,000 for acting as board members. The Chair of the Board and the Lead Independent Director were each entitled to an annual retainer of US$75,000. The Chairs of the Audit Committee and Compensation Committee were each entitled to an additional US$25,000 annual retainer and the Chairs of the Corporate Governance Committee and Nomination Committee were each entitled to an additional US$15,000 annual retainer. In addition, non-management directors were entitled to receive US$1,500 per teleconference Board or committee meeting or US$3,000 per Board or committee meeting attended in person.

In May 2012, the Board, based on a recommendation of the Compensation Committee, reduced the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members to US$20,000 and reduced the annual retainer payable to the Chair of the Board and the Lead Independent Director to US$50,000. The Board, based on the recommendation of the Compensation Committee, also reduced the additional annual retainer payable to the Chairs of the Audit Committee and Compensation Committee to US$17,000 and the additional retainer payable to the Chairs of the Corporate Governance Committee and the Nomination Committee to US$10,000. In addition, the Board, based on a recommendation of the Compensation Committee, reduced the amount non-management directors are entitled to receive per teleconference Board or committee meeting US$1,000 and US$2,000 per Board or committee meeting attended in person. All of these fee reductions became effective as of April 1 2012.

In July 2012, the Corporate Governance Committee, the Nomination Committee and the Compensation Committee were consolidated to form the Governance, Nominating and Compensation Committee. The additional annual retainer payable to the Chair of the Governance, Nominating and Compensation Committee is US$17,000. All other annual retainers and meeting fees remain unchanged.

The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends.

In 2012, subject to the limitations set out in the Incentive Stock Option Plan, non-management directors each received an annual grant of incentive stock options to acquire 60,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. In additional, non-management directors received an additional grant of incentive stock options to acquire 50,000 Common Shares. In granting options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board in March 2010 and approved by the shareholders of the Corporation in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Corporation within any calendar year to a maximum of $100,000.

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert W. Rieder(2)	94,828	Nil	20,740	Nil	Nil	Nil	115,568
Harold H. Shlevin(3)	97,914	Nil	20,740	Nil	Nil	Nil	118,654
Peter W. Roberts(4)	95,831	Nil	20,740	Nil	Nil	Nil	116,571
Richard M. Glickman(5)	108,905	Nil	20,740	Nil	Nil	Nil	129,645
Jackie M. Clegg(6)	52,589	Nil	Nil	Nil	Nil	Nil	52,589

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of the grant ($0.34) by the Black-Scholes valuation factor ($0.19). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Chairman of the Board.
(3)	Chair of the Governance, Nominating and Compensation Committee.
(4)	Chair of the Audit Committee.
(5)	Lead Independent Director.
(6)	Ms. Clegg did not stand for re-election as a director in 2012, and ceased to be a director effective June 11, 2012. Amount shown represents fees earned until that date.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options as at Dec. 31, 2012 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert W. Rieder	28,827	12.07	3/25/2013	Nil	Nil	Nil
	298,000	4.65	5/20/2013	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
	110,000	0.34	8/8/2017	4,950	Nil	Nil

Harold H. Shlevin	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
	110,000	0.34	8/8/2017	4,950	Nil	Nil

Peter W. Roberts	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
	110,000	0.34	8/8/2017	4,950	Nil	Nil

Richard M. Glickman	50,000	12.95	3/31/2013	Nil	Nil	Nil
	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	8/11/2014	Nil	Nil	Nil
	15,000	8.28	5/25/2015	Nil	Nil	Nil
	15,000	3.65	9/12/2016	Nil	Nil	Nil
	110,000	0.34	8/8/2017	4,950	Nil	Nil

Jackie M. Clegg(1)	15,000	4.65	6/8/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
	15,000	4.65	6/11/2013	Nil	Nil	Nil
	15,000	8.28	6/11/2013	Nil	Nil	Nil
	15,000	3.65	6/11/2013	Nil	Nil	Nil
(1)	Ms. Clegg did not stand for re-election as a director in 2012, and ceased to be a director effective June 11, 2012. Amount shown represents options granted when she was acting in the capacity as an independent director.

C.	Board Practices

The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors. The by-laws of the Corporation authorize the directors to fix the actual number of directors. Each director of the Corporation is elected annually and holds office until the next annual meeting of the Corporation unless he or she ceases to hold office prior to such time. Our current directors, Robert W. Rieder, Peter W. Roberts, Harold H. Shlevin, Richard M. Glickman, and William L. Hunter, were elected at our last annual general meeting of the shareholders held on June 11, 2012. Jackie M. Clegg did not stand for re-election at the June 11, 2012 annual meeting of shareholders and ceased to serve as a director effective that date. Douglas G. Janzen served as a director until his departure on July 3, 2012. For the dates our current directors assumed their directorships, see Item 6.A “Directors and Senior Management” above.

Our non-management directors do not have service contracts with us or our subsidiaries that provide for benefits upon termination as a director.

Audit Committee

The Audit Committee is comprised of three independent directors. The current members are Peter W. Roberts, Harold H. Shlevin and Richard M. Glickman. A description of the education and experience of each Audit Committee member that is relevant to the performance of their responsibilities as an Audit Committee member may be found above under Item 6.A. Jackie M. Clegg was a member of our Audit Committee until June 11, 2012 when she ceased to serve as a director. William L. Hunter served on the Audit Committee after Ms. Clegg’s departure, until he was appointed interim Chief Executive Officer on July 3, 2012. Mr. Roberts chairs the Audit Committee.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert”. The Board has determined that Peter W. Roberts qualifies as an audit committee financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian and U.S. laws and we provide continuing education to all Audit Committee members. On a regular basis, the Audit Committee performs and reviews a self-assessment. Our Board of Directors has also determined that each member of our Audit Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

The Audit Committee is responsible for ensuring accounting integrity and solvency. It is also responsible for ensuring the appropriateness of insurance, investment of liquid funds, information security, contracts, and liability. The Audit Committee will assist the Board of in fulfilling its oversight responsibilities by:

•	reviewing the integrity of the consolidated financial statements of the Corporation;

•	appointing (subject to shareholder ratification if required), determine funding for, and oversee the independent auditor and reviewing the independent auditor’s qualifications and independence;

•	reviewing the performance of the Corporation’s independent auditors;

•	reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•	reviewing financial information contained in public filings of the Corporation prior to filing;

•	reviewing earnings announcements of the Corporation prior to release to the public;

•	reviewing the Corporation’s systems of and compliance with internal financial controls;

•	reviewing the Corporation’s auditing, accounting and financial reporting processes;

•	dealing with all complaints regarding accounting, internal accounting controls and auditing matters; and

•	dealing with any issues that result from the reviews set forth above.

Governance, Nominating and Compensation Committee

The current members of our Governance, Nominating and Compensation Committee are Harold H. Shlevin, Peter W. Roberts and Richard M. Glickman. Dr. Shlevin chairs the Governance, Nominating and Compensation Committee. The Governance, Nominating and Compensation Committee was formed in July 2012, when the Corporate Governance Committee, Nomination Committee and Compensation Committee were consolidated. Dr. Shlevin, Mr. Glickman and William L. Hunter served as members of the Compensation Committee prior to the formation of the Governance, Nominating and Compensation Committee.

The purpose of the Governance, Nominating and Compensation Committee is to assist the Corporation’s Board of Directors by:

•	assisting the Board in its determinations regarding the independence of each director;

•	reviewing and recommending corporate governance policies and guidelines and reassessing them annually;

•	overseeing the development of all policies and practices relating to senior executive and director remuneration and the Corporation’s benefit and equity plans, including the relationship of employee compensation to risk;

•	identifying and nominating qualified individuals to become Board members and serve on its committees, including consideration of nominees recommended by the shareholders; and

•	assisting the Board in its evaluation of the effectiveness of the Board and its committees.

Compensation Duties and Responsibilities

The responsibilities of the Committee include all of the obligations of an independent compensation committee under applicable laws, regulations or relevant stock exchange requirements, and include the following:

•	evaluating the competitiveness and appropriateness of compensation packages for senior executives, including the review of compensation arrangements for senior executives proposed for hire and related executive employment agreements;

•	evaluating the competitiveness of compensation levels of the Board and Board Committees and recommend changes, if applicable, to the Board for approval;

•	evaluating the competitiveness of general compensation and benefit programs made available for non-executive employees;

•	reviewing and approving goals and objectives relevant to the CEO’ compensation, evaluating the CEO’s performance in light of those objectives, determining and approving the CEO’s compensation awards based on this evaluation, and reviewing the Committee’s decisions with the Board;

•	reviewing and approving the corporate goals and performance targets to be used in determining corporate performance for bonus payment purposes, and reviewing performance results and the CEO’s recommendations regarding compensation awards to other senior executives based on the achievement of goals and objectives;

•	reviewing and approving the adoption of any new material health of benefit programs, annual salary increase budget, adoption of new incentive compensation plans, as well as evaluating potential risk associated with compensation programs and incentive plans;

•	reviewing and recommending for Board approval the adoption of any new equity-based incentive plans and retirement plans;

•	administering the Company’s incentive compensation plans and equity-based plans, including reviewing and approving equity grants and participants; and

•	reviewing and approving executive compensation related disclosure in our periodic filings or proxy statements.

Governance and Nominating Duties and Responsibilities

The Committee periodically reviews criteria for the nomination of a director. These criteria include, among other things, an individual’s business experience and skills, independence, judgment, integrity, and ability to commit sufficient time and attention to the activities of the Board, as well as the absence of any potential conflicts with the Company’s interests. The Committee considers these criteria in the context of an assessment of the perceived needs of the Board as a whole and seeks to achieve diverse occupational and personal backgrounds on the Board.

The responsibilities of the Committee include all of the obligations of an independent governance and nominating committee under applicable laws, regulations and stock exchange requirements, and including the following:

•	identifying, receiving, screening and recommending to the Board qualified nominees for election at each annual general meeting to serve on the Board, including evaluation of any potential nominees recommended by the shareholders;

•	recommending to the Board qualified individuals to fill vacancies on the Board as needed between annual general meetings;

•	recommending to the Board directors for appointment to or removal from Board committees;

•	providing new director orientation;

•	developing and recommending to the Board the adoption and periodic review of corporate governance guidelines to include topics such as the Code of Business Conduct and Ethics and Corporate Governance Guidelines, Committee Mandates and Position Descriptions;

•	developing and recommending to the Board CEO and key executive succession plans;

•	reviewing and reporting to the Board on any question of possible conflicts of interest or misconduct involving Board members or senior executives of the Company and, if applicable, oversee any resulting investigation;

•	promoting effective relationships between senior executives and the Board; and

•	evaluating the effectiveness of the Board and its committees, including the review of the size and composition of the Board and its committees, and the structure, agenda and frequency of Board and committee meetings.

D. Employees

As of December 31, 2012, we employed or retained 13 persons, the majority of whom hold advanced degrees in science or business, including 2 who hold Ph.D. or M.D. degrees. We believe that relations with our employees are good. As at December 31, 2011 and December 31, 2010, we employed or retained 92 and 79 persons, respectively.

E. Share Ownership

The following table sets forth information regarding beneficial ownership of our common shares as of March 14, 2013 by our executive officers and directors.

Name	Number of Common Shares(1)		Percentage of Outstanding Common Shares Owned	Number of Common Share Options
Robert W. Rieder	169,096		0.3%	451,827
Peter W. Roberts	2,500		0%	185,000
Harold H. Shlevin	2,500		0%	185,000
Richard M. Glickman	0		0%	235,000
William L. Hunter	2,050,000		3.3%	1,110,000
Jackie M. Clegg(2)	10,000	(2)	0%	75,000

Notes:

(1)	Jennifer Archibald, Karim Lalji, Douglas G. Janzen, Curtis Sikorsky, Don McAfee and Sheila Grant each beneficially owns less than one percent of the class of common shares, and their individual share ownership has not been previously disclosed. Mr. Janzen ceased to be an executive officer effective July 3, 2012. Mr. Sikorsky, Mr. McAfee and Ms. Grant ceased to be executive officers as of July 9, 2013
(2)	Ms. Clegg did not seek re-election at the Corporation’s last annual general meeting on June 11, 2012 and ceased to be the Corporation’s director. Number of common shares owned presented is as of June 11, 2012.

There has been no new option grants between December 31, 2012 and March 14, 2013. Information regarding the number of securities called for, including the number of options, exercise prices and expiration dates of the options, are contained in Item 6.B “Compensation.”

The Company’s Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010 and December 2010. Pursuant to the Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. In addition, the Chief Executive Officer of the Corporation, provided the Chief Executive Officer at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.

The Incentive Stock Option Plan provides that the maximum number of Common Shares which may be issued under the Incentive Stock Option Plan from and after July 27, 2007 is 7,000,000, provided that the number of Common Shares that may be issued under the Incentive Stock Option Plan is increased at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options (or deemed to have been issued pursuant to the cashless exercise of options) during such year shall again become available to be made subject to an option that may be granted. Since July 27, 2007, 7,042,904 options have been granted pursuant to the Incentive Stock Option Plan, 2,050,782 Common Shares have been issued pursuant to the exercise of options (including 242,354 Common Shares which are deemed to have been issued pursuant to the cashless exercise of options) and 4,820,196 options have been cancelled or expired. As at December 31, 2012, the maximum number of Common Shares that may be issued under the Incentive Stock Option Plan from and after July 27, 2007, including 2,050,782 Common Shares issued pursuant to the exercise of options after July 27, 2007 up to and including December 31, 2012, adjusted to reflect increases at the end of each year as described above, was 9,050,782 Common Shares. As at March 14, 2013, this maximum number represents approximately 13.4% of the issued and outstanding Common Shares on a fully-diluted basis (reflecting the full exercise of all outstanding options, whether or not vested) and 14.5% of the issued and outstanding Common Shares on a non-diluted basis. As at March 14, 2013, options to purchase an aggregate of 5,299,909 Common Shares, representing approximately 7.8% of the issued and outstanding Common Shares on a fully diluted basis (8.5% on a non-diluted basis), are outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to options granted from and after March 14, 2013 is 1,700,091, representing approximately 2.5% of the issued and outstanding Common Shares on a fully diluted basis (2.7% on a non-diluted basis).

Subject to the provisions of the Incentive Stock Option Plan, the Board or the Chief Executive Officer of the Corporation has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Incentive Stock Option Plan. The Board or the Chief Executive Officer of the Corporation establishes the exercise price of options granted under the Incentive Stock Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date immediately preceding the date of the grant. Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion and may receive options having different terms on the same date.

The Board or the Chief Executive Officer of the Corporation establishes the vesting terms of options at the time of grant. Prior to 2012, outstanding options granted to officers, employees, consultants and contractors generally vest over four years, as to 25% at the end of each 12 month period commencing from the date of the grant of the options. In 2012, outstanding options granted to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant. The vesting periods for options granted to officers and certain key individuals may also be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, as to 25% immediately and 25% at the end of each 12 month period commencing from the date of the grant of the options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. In 2012, non-management directors also received an additional grant, 20% of which vested on the grant date, with the remaining vest over four years, or 20% at the end of each 12 month period commencing from the date of the grant. All options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation. Future options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Corporation may determine at the time of the grant, except all future options must be exercised not later than five years from date of grant.

The maximum number of Common Shares which may be reserved for issuance under options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of options to insiders under the Incentive Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Incentive Stock Option Plan within a one-year period is 5% of the Outstanding Issue; (IV) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue; and (v) the value of options granted to any individual non-employee director of the Corporation within any calendar year may not exceed $100,000.

Options granted under the Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than six years after the date of grant and options granted under the Incentive Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the option holder receives the intrinsic value of the exercised options (the difference between the aggregate market price of the Common Shares underlying the exercised options and the aggregate exercise price of the Common Shares underlying the exercised options) in the form of Common Shares issued from treasury. In addition, option holders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender options and receive the intrinsic value of the surrendered options (the difference between the aggregate market price of the Common Shares underlying the surrendered options and the aggregate exercise price of the Common Shares underlying the surrendered options) in cash.

Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Incentive Stock Option Plan, the Chief Executive Officer of the Corporation): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (IV) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Incentive Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Incentive Stock Option Plan fixes the maximum number of options that may be issued as incentive stock options at 2,875,000. The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Incentive Stock Option Plan requires shareholder approval for the following amendments to the Incentive Stock Option Plan or options granted under the Incentive Stock Option Plan to:

(i)	increase the number of Common Shares that can be issued under the Incentive Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Incentive Stock Option Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)	reduce the exercise price or purchase price of outstanding options (including cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(iii)	extend the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amend the Incentive Stock Option Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)	if at any time the Incentive Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of options under the Incentive Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)	expand of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	amend the Incentive Stock Option Plan to increase any maximum limit of the number of securities that may be:

(a)	issued to insiders of the Corporation within any one year period, or

(b)	issuable to insiders of the Corporation at any time;

which may be specified in the Incentive Stock Option Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)	if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan or, if the Incentive Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Incentive Stock Option Plan reserve; and

(viii)	change the amendment provisions of the Incentive Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Incentive Stock Option Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Incentive Stock Option Plan in accordance with the section or sections of the Incentive Stock Option Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.

Under the Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Incentive Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Incentive Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Incentive Stock Option Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Incentive Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Incentive Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (IV) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Incentive Stock Option Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Incentive Stock Option Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a publicly-held company, with our shares held by residents of the United States, Canada and other countries. As a reporting issuer under the Securities Acts of each provinces of Canada, only certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are required to file insider reports of changes in their ownership of the Company’s common shares within five days following a trade on www.sedi.ca. In the United States, Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5 percent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

To the knowledge of the directors and senior officers of the Company, as of March 14, 2013, no person, company or other entity beneficially owns, directly or indirectly, or exercises control or direction over, more than 5% of our outstanding common shares, except as follows:

Shareholder Name	Number of Common Shares (1)	Percentage of Common Shares
Adage Capital Management	6,661,300	10.7%
Alistair Capital Management	6,105,000	9.8%
1)	All shareholders have the same voting rights.

As of March 14, 2013, there were approximately 4,706 shareholders of record worldwide. Approximately 3,909 of these shareholders of record were in the United States, holding a total of 48,741,965 common shares, or 78.17%, of the Company.

Our securities are recorded in registered form on the books of our transfer agent, Computershare Trust Company of Canada, located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We are permitted, upon request to our transfer agent, to obtain a list of our beneficial shareholders who do not object to their identities being disclosed to us. We are not permitted to obtain from our transfer agent a list of our shareholders who have objected to their identities being disclosed to us.

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly. To the best of our knowledge, there are no arrangements currently in place which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

Prior to October 15, 2012, a partner of a law firm served as our corporate secretary. Services provided by the law firm primarily related to general corporate matters. Amounts charged for these services were recorded at their exchange amounts and were subject to normal trade terms. Total expenses for services provided in 2012 were $0.8 million. Amounts included in 2012 related to services rendered until the date the partner ceased to serve as our corporate secretary.

We do not have any other related party transactions after October 15, 2012.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report.

Legal Proceedings

There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. There are no significant legal proceedings to which we are a party, nor to the best of the knowledge of our management are any legal proceedings contemplated.

Dividends

We have not declared or paid any dividends or distributions on our common shares or other securities since our incorporation. We currently anticipate that we will retain any earnings to finance expansion and development of our business. Any future determination to pay dividends or distributions will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deem relevant.

B.	Significant Changes

Subsequent to December 31, 2012, we paid the remaining $13 million of the debt settlement amount to Merck, resulting in an additional gain on debt settlement of $20.8 million. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit. Our working capital increased significantly with this payment, as $19.5 million of the $32.5 million debt obligation classified as current liabilities as at December 31, 2012 was forgiven.

ITEM 9.	THE OFFERING AND LISTING

A.	Offer and Listing Details

Our common shares are listed on the Toronto Stock Exchange, or the TSX, in Canada (trading symbol: COM) and in the United States on NASDAQ (trading symbol: CRME).

The following table sets forth, for the periods indicated, the reported high and low prices on NASDAQ Capital Market and the Toronto Stock Exchange.

	NASDAQ (US$)		TSX (CDN$)
	High	Low	High	Low

Annual High and Low Market Prices - Past Five Years
Year Ended:
December 31, 2012	$2.69	$0.24	$2.70	$0.24
December 31, 2011	$7.10	$1.86	$7.00	$1.90
December 31, 2010	$9.36	$4.43	$9.59	$4.56
December 31, 2009	$5.58	$2.57	$6.83	$3.22
December 31, 2008	$12.77	$3.26	$13.37	$4.14

Quarterly High and Low Market Prices - Past Two Years
Quarter Ended:
December 31, 2012	$0.53	$0.24	$0.54	$0.24
September 30, 2012	$0.53	$0.29	$0.52	$0.30
June 30, 2012	$0.72	$0.37	$0.70	$0.36
March 31, 2012	$2.69	$0.69	$2.70	$0.68

December 31, 2011	$3.59	$1.86	$3.65	$1.90
September 30, 2011	$5.84	$3.21	$5.50	$3.32
June 30, 2011	$5.86	$3.85	$5.70	$3.75
March 31, 2011	$7.10	$4.21	$7.00	$4.10

Monthly High and Low Market Prices - Most Recent Six Months
March 14, 2013	$0.49	$0.39	$0.49	$0.40
February 28, 2013	$0.54	$0.39	$0.54	$0.39
January 31, 2013	$0.51	$0.38	$0.51	$0.40
December 31, 2012	$0.53	$0.24	$0.54	$0.24
November 30, 2012	$0.31	$0.25	$0.30	$0.24
October 31, 2012	$0.35	$0.27	$0.34	$0.26
September 30, 2012	$0.45	$0.30	$0.44	$0.30

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the Toronto Stock Exchange, or the TSX, in Canada (trading symbol: COM) and in the United States on NASDAQ Capital Market (trading symbol: CRME).

Our common shares were listed on the NASDAQ Global Market under the trading symbol CRME. On October 25, 2012, the NASDAQ Listing Qualifications Staff (“Staff”) approved our request to transfer of our listing from The NASDAQ Global Market to the NASDAQ Capital Market. Our shares began trading on the NASDAQ Capital Market on October 26, 2012. On October 31, 2012, we were also granted an additional 180-day period in which to regain compliance with the minimum $1.00 bid price per share requirement.

The Staff’s determination to grant the additional 180 day compliance period was based on our meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and our written notice of our intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Subsequent to year-end, we provided notice to our shareholders of a special meeting of shareholders scheduled for April 3, 2013. At the meeting, we will be asking our shareholders to authorize the Board of Directors to effect, in its discretion, a share consolidation of the outstanding common shares, at a consolidation ratio of up to ten (10) common shares being consolidated into one (1) common share, by amending our articles of incorporation, subject to the Board’s authority to decide not to proceed with the share consolidation.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1.	Objects and Purposes

We were incorporated under the Company Act (British Columbia) on December 31, 1986 and continued under the Canada Business Corporations Act, or the CBCA on March 8, 2002. Our articles do not include at stated purpose and do not place any restrictions on the business that we may carry on.

2.	Directors

Our by-laws state that a director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director needs to declare the nature and extent of his interest in such contract or transaction, or of the conflict or potential conflict with his duty and interest as a director and in accordance with the provisions of the CBCA. A director cannot vote in respect of any such contract or transaction in which he is interested and if he does so his vote will not be counted, although he will be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the CBCA, these prohibitions do not apply to:

(a)	any contract or transaction relating to a loan to the Corporation, the repayment of all or part of which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

(b)	any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a director is a director or officer;

(c)	any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Corporation or a subsidiary of the Corporation, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interest in the contract, arrangement and transaction;

(d)	determining the remuneration of the directors in that capacity;

(e)	purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(f)	the indemnification of any director by the Corporation.

Our by-laws provide that the remuneration of the directors may from time to time be determined by the directors or, if the directors so decide, by ordinary resolution of the shareholders.

Subject to the provisions of the CBCA, our directors may from time to time authorize the Corporation to:

(a)	borrow money on the credit of the Corporation;

(b)	issues, resell, sell or pledge debt obligations of the Corporation;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(d)	mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Corporation, owned or subsequently acquired to secure any obligation of the Corporation; and

(e)	give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

The directors may also authorize the issue of any bonds, debentures or other debt obligations of the Corporation at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Corporation and otherwise as the directors may determine at or before the time of issue.

There are no provisions under our by-laws or the CBCA that specify the retirement or non-retirement of directors under an age limit requirement. Our directors are also not required to own any of our shares to qualify as director. The CBCA requires that 25% of the directors of a corporation must be resident Canadians.

3.	Rights, preferences and restrictions attaching to each class of shares

The Corporation is authorized to issue an an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the CBCA. The holders of the common shares are entitled to receive notice and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. There are no limitations on the rights of holders to own common shares.

Preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up. On July 24, 2008, we amended our articles to create the Series A Preferred Shares. As at March 14, 2013, there are no Series A Preferred Shares issued and outstanding.

The Series A Preferred Shares are convertible into common shares of the Corporation at the option of either the holder or us, depending on the circumstances, and automatically, immediately prior to the completion of a change of control (as such term is defined in the share rights and restrictions attached to our Series A Preferred Shares). The initial conversion ratio, which is subject to adjustment, is one common share for each Series A Preferred Share so converted.

All or any part of the outstanding Series A Preferred Shares may be redeemed at any time at a redemption price equal to $11.00 per share plus any declared and unpaid dividends thereon.

The holders of the Series A Preferred Shares are entitled to dividends if, as and when declared and payable to the holders of common shares. The holders of outstanding Series A Preferred Shares, if any, are entitled, in the event of the liquidation, winding-up or dissolution of the Corporation, prior to any payment to the holders of common shares or shares ranking subordinate to the Series A Preferred Shares, to a repayment of capital plus any declared and unpaid dividends. The holders of the Series A Preferred Shares have the right to attend all meetings of the shareholders of the Corporation (except meetings at which only holders of another class or series of shares are entitled to vote) and to vote at such meetings, together with the holders of common shares as if they were a single class of shares at a rate of one vote per common share that each holder of Series A Preferred Shares would be entitled to upon conversion of all of such holder’s Series A Preferred Shares upon any matter submitted to the shareholders of the Corporation, except those matters required by law to be submitted to a class vote of the holders of Series A Preferred Shares, in which case the Series A Preferred Shares carry one vote per share.

Subject to the CBCA, the articles and the special rights and restrictions attached to any class of shares of the Corporation, the Corporation may, by a resolution of the directors and in compliance with the CBCA, purchase any of its shares in accordance with the special rights and restrictions attached thereto. No such purchase or redemption shall be made if the Corporation is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption will render the Corporation insolvent. Subject to the CBCA, any shares purchased or redeemed by the Corporation may be sold or, if cancelled, reissued by it, but while such shares are held by the Corporation, it shall not exercise any vote in respect of such shares and no dividend or other distribution shall be paid or made thereon. If the Corporation proposes at its option to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every shareholder holding any such shares as the directors may determine.

4. Action necessary to change the rights of shareholders

Provision as to modification, amendment or variation of the rights attached to the shareholders are contained in the Corporation's articles and by-laws and the CBCA. Generally speaking, substantive changes to the rights attached to the shares will require the approval of the holders of shares by special resolution (at least two-thirds of the votes cast) and amendment of our articles.

5.	Meetings of Shareholders

The directors have the power to convene general meetings of the shareholders of the Corporation and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 15 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. Meetings of the shareholders may be held anywhere in Canada or, if all the shareholders entitled to vote at such meeting so agree, outside of Canada. Notice of the time and place of each meeting must be provided not less than 21 days, or more than 50 days, before the day of the meeting. The directors must stand for election at each annual meeting of shareholders.

6.	Rights to own securities

Under our Articles of Continuance, our by-laws, or in the CBCA, there are no limitations on the rights to own securities imposed on non-resident or foreign shareholders. Certain provisions of the Investment Canada Act (Canada), or the Investment Act, may affect the ability of a non-resident to hold or vote our common shares.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire our common shares. It is general only, and is not s substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act is legislation of general application which regulates investments in Canadian businesses by non-Canadians. The Act is enforced by Industry Canada, other than an acquisition of a cultural business which is enforced by the Department of Canadian Heritage. The Act requires that non-Canadians notify Investment Canada regarding the acquisition of Canadian businesses. In addition, certain investments are subject to review and may not be proceeded with until the responsible Minister has determined that the investment will be a net benefit to Canada.

Under the Act, investments are reviewable if the investor is directly acquiring assets of a Canadian business with a value of $5 million or more or indirectly acquiring assets of a Canadian business with a value of $50 million or more. This monetary threshold is increased for “WTO investors”. A corporation or other entity will be a “WTO investor” if it is controlled by persons who are residents of WTO member countries. The United States is a WTO member. The current threshold for WTO investors is $330 million and is indexed to inflation. Under recent amendments to the Act, the review thresholds for WTO investors will be increased in three stages from $600 million to $1 billion and be annually adjusted thereafter.

A party to a reviewable transaction must provide certain prescribed information to Investment Canada. The responsible Minister has 45 days from receipt of the information to complete the review and may elect to extend this period by an additional 30 days. A party to a non-reviewable transaction must provide notice of the transaction and certain prescribed information to Investment Canada which can be provided within 30 days after completion of a transaction.

The responsible Minister is required to assess a number of factors to determine if an investment will be a “net benefit to Canada”. These factors include economic activity in Canada, employment, exports, participation by Canadians in the business, productivity, technological development, national policies, competition in Canada and Canada’s ability to compete in world markets.

Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

•	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•	acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

7.	Change of Control

There are no provisions of our bylaws or articles that would have an effect of delaying, deferring or preventing a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate structuring involving the Corporation.

8.	Ownership Threshold Requiring Public Disclosure

Our bylaws do not contain provisions requiring disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under Canadian corporate law to report ownership of shares but the provincial securities legislation currently requires insiders, generally officers, directors and holders of 10% of voting shares, to file insider reports of changes in their ownership within 5 days following a trade. Insider reports must be filed electronically within the deadlines outlined above, and the public is able to access these reports at www.sedi.ca. Shareholders acquiring 10% or more of the voting securities are required to file a publicly available “early warning report” and update such report upon further acquisitions exceeding certain thresholds, up to 20% ownership, at which time such acquirer will generally be subject to Canadian takeover bid rules.

United States federal securities laws require a Corporation that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports, those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.	Differences in Applicable Law between the United States and Canada

Differences in applicable law between the United States and Canada, where applicable, have been explained above within each category.

10.	Changes in Capital

There are no conditions imposed by our articles which are more stringent than those required by the CBCA.

C.	Material Contracts

The only material contract which we entered into during the last two years, other than contracts entered into in the ordinary course of business, was the Settlement Agreement Regarding the Merck Cardiome Line of Credit dated December 10, 2012. The terms and conditions of this agreement are further described in Item 4A “History and Development of the Company.”

D.	Exchange Controls

There is no governmental law, decrees, regulations or other legislation in Canada that restricts the import or export of capital, or remittance of dividends, interest or other payments to nonresident shareholders, other than withholding tax requirements. Refer to Item 10.E “Taxation”.

E.	Taxation

Certain U.S. Federal Income Tax Considerations

The following is a general summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based on subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is

(a) an individual who is a citizen or resident of the U.S.,

(b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia,

(c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or

(d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules and Tax Consequences Other than U.S. Federal Income Tax Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code;  (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States.; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distributions by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

A dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”  The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment Company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. Even if the Company satisfies one or more of such requirements, as noted below, there can be no assurance that the Company will not become a PFIC. Thus, there can be no assurance that the Company will qualify as a QFC. See “Passive Foreign Investment Company Rule” section below.

The Company has not made the determination of whether it was a “passive foreign investment Company” for the tax year ended December 31, 2012, nor whether it will be a “passive foreign investment Company” for future periods.  (See more detailed discussion under “Passive Foreign Investment Company Rule” below).  If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder who does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and resourced as “foreign source” under the U.S.-Canada Tax Convention and the U.S. Holder elects to treat such gain as “foreign source”.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

The amount realized on a sale or other disposition of Common Shares for an amount in foreign currency will generally be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any)  between the  U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source income and categorized as “passive income” for this purpose. Gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. sources for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holder must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holder may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rule

If the Company is a “passive foreign investment Company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

The Company generally will be a “passive foreign investment Company” under Section 1297 of the Code (a “PFIC”) if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined below) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  An “excess distribution” as defined in Section 1291(b) of the Code is the excess of distributions with respect to the common shares received by a U.S. Holder in any tax year over 125% of the average annual distribution such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, as well as the assets and income of the Company over the course of future taxable years, which cannot be predicted with certainty as of the date of this Annual Report.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their tax advisors regarding the effect, if any of this tax on their ownership and disposition of Common Shares.

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is not resident, or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company for the purpose of the Tax Act, holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold,  the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Treaty”) at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty.  Common Shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade.  Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders” and this summary only addresses the tax considerations to such U.S. Holders.  The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax exempt entities, insurers or financial institutions.  Such holders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof (“Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof.  This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the United States or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder and no representation with respect to the federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. The tax liability of a U.S. Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Amounts paid or credited or deemed to be paid or credited to a U.S. Holder as, on account or in lieu of payment, or in satisfaction of, dividends on Common Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Treaty, the rate of Canadian withholding tax on dividends paid or credited by the Company to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a Company which owns at least 10% of the voting stock of the Company at that time in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares, unless the shares constitute “taxable Canadian property” to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Treaty. Generally, Common Shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock.

If the Common Shares constitute taxable Canadian property to a U.S. Holder, the U.S. Holder will, unless relieved under the Treaty, be subject to Canadian income tax on any gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceeds, or are exceeded by, the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years.

A U.S. Holder whose shares do constitute taxable Canadian property should consult with the holder’s own tax advisors regarding any possible relief, if any, from Canadian tax under the Treaty based on applicable circumstances at the relevant time. Such Treaty relief should not be anticipated under current circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Any of the documents referred to in this Annual Report can be viewed at our registered office, which is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITAVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We do not utilize derivative financial instruments to hedge our interest rate or foreign currency exchange rate risks. Please also refer to Note 4 to our consolidated financial statements.

Credit Risk

Credit risk is the risk of financial loss to us if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from our cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

We limit our exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

We are subject to a concentration of credit risk related to its accounts receivable as they primarily are amounts owing from a single collaborative partner. At December 31, 2012, our outstanding accounts receivable were within normal payment terms and we had recorded no allowance for doubtful accounts.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject us to interest rate risk include cash and cash equivalents and long-term debt. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.

We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At December 31, 2012, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity.

We were subject to interest rate fluctuations on our line of credit from Merck. However, interest on the U.S. dollar denominated debt ceased to accrue on the effective date of the debt settlement agreement entered into in December 2012, eliminating our interest rate fluctuation exposure on our debt.

Foreign currency risk

Foreign currency risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to foreign currency risks as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. We manage foreign currency risk by holding cash and cash equivalents in foreign currencies to support foreign currency forecasted cash outflows. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) and have concluded that such disclosure controls and procedures were effective as at December 31, 2012.

b)	Management’s annual report on internal control over financial reporting

Our management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America (“GAAP”).  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2012 and has concluded that such internal control over financial reporting is effective as of December 31, 2012.  This assessment was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

c)	Attestation Report of the Registered Public Accounting Firm

We are a “non-accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act. Therefore, this Annual Report is not required to include an attestation report of our registered public accounting firm regarding our internal control over financial reporting.

d)	Changes in Internal Control Over Financial Reporting

There have been no changes in the our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that all of the members of our Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the NASDAQ Stock Market, Inc. (“NASDAQ”). In addition, the Board of Directors has determined that Mr. Peter W. Roberts is an audit committee financial expert within the meaning paragraph (b) of Item 16A of Form 20-F under the Exchange Act.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

ITEM 16B.	CODE OF ETHICS

Our code of ethics, the “Code of Business Conduct and Ethics,” is applicable to all of its employees including the Chief Executive Officer, Chief Financial Officer, other senior officers and members of the Board.  The Code of Business Conduct and Ethics can be viewed on our website at www.cardiome.com. We will also provide a copy of the Code of Business Conduct and Ethics, without charge, to any person that requests a copy by contacting the Corporate Secretary at the address on the cover of this Annual Report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of our annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $235,000 for the fiscal year ended December 31, 2012 and $411,620 for the fiscal year ended December 31, 2011.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as "Audit Fees", were $nil for the fiscal year ended December 31, 2012 and $nil for the fiscal year ended December 31, 2011.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $60,500 for the fiscal year ended December 31, 2012 and $22,000 for the fiscal year ended December 31, 2011.

All Other Fees

The Independent Auditors were not engaged to provide services other than those reported in the preceding three paragraphs for the fiscal year ended December 31, 2012. The aggregate fees billed by the Independent Auditors for a presentation on United States Generally Accepted Accounting Principles was $5,000 for the fiscal year ended December 31, 2011.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2012 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

ITEM 16D.              EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.               CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.              CORPORATE GOVERNANCE

The differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements are described as follows:

On April 12, 2004, we informed NASDAQ that as permitted by Rule 4350(a)(1) of the NASDAQ Marketplace Rules, we intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the NASDAQ Marketplace Rules (which provides that a quorum for a shareholder meeting of a NASDAQ-listed company must be at least 33-1/3% of the outstanding common shares of the company).  Our by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two or more shareholders representing at least 20% of the shares entitled to vote at the meeting.  Our quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and we intend to continue to comply with the requirements of the Business Corporations Act (Canada).  The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

ITEM 16H.               MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.                  FINANCIAL STATEMENTS

Refer to Item 18 “Financial Statements.”

ITEM 18.                  FINANCIAL STATEMENTS

Our consolidated financial statements and the audit report are included in this Annual Report beginning on page F-1.

ITEM 19.                  EXHIBITS

The following exhibits are included in this Annual Report:

Exhibit No.	Description

1.1	Articles of Continuance of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

1.2	By-Laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

4.1	Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 10, 2012 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed with the SEC on March 4, 2013)

4.2	Amendment No. 1 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 31, 2012 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed with the SEC on March 4, 2013)

4.3	Amendment No. 2 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated February 28, 2013(incorporated herein by reference to Exhibit 99.3 on Form 6-K filed with the SEC on March 4, 2013)

8.1	List of subsidiaries

11	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 on Form 6-k filed with the SEC on December 22, 2009)

12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Cardiome Pharma Corp.

	By:	/s/WILLIAM HUNTER
Date: March 14, 2013	Name:	William L. Hunter
	Title:	Interim President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Continuance of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

1.2	By-Laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

4.1	Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 10, 2012 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed with the SEC on March 4, 2013)

4.2	Amendment No. 1 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 31, 2012 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed with the SEC on March 4, 2013)

4.3	Amendment No. 2 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated February 28, 2013(incorporated herein by reference to Exhibit 99.3 on Form 6-K filed with the SEC on March 4, 2013)

8.1	List of subsidiaries

11	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 on Form 6-k filed with the SEC on December 22, 2009)

12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

As at and for the years ended December 31, 2012 and 2011

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of Cardiome Pharma Corp. are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements and related notes have been prepared by management in accordance with generally accepted accounting principles used in the United States of America, and where appropriate, reflect management’s best estimates and assumptions based upon information available at the time that these estimates and assumptions were made.

Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of directors not involved in the daily operations of the Company. The Audit Committee is responsible for engaging the external auditor and reviewing the financial statements prior to their presentation to the Board of Directors for approval. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged.

The company’s external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

/s/Dr. William Hunter	/s/Jennifer Archibald
Interim President and CEO	Chief Financial Officer

March 14, 2013	March 14, 2013

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cardiome Pharma Corp.

We have audited the accompanying consolidated financial statements of Cardiome Pharma Corp., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cardiome Pharma Corp. as at December 31, 2012 and December 31, 2011, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with U.S. generally accepted accounting principles.

“SIGNED: KPMG LLP”

Chartered Accountants

March 14, 2013

Vancouver, Canada

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

(Prepared in accordance with U.S. GAAP)

	December 31, 2012	December 31, 2011
Assets

Current assets:
Cash and cash equivalents (note 5)	$41,267	$48,644
Accounts receivable	978	1,248
Prepaid expenses and other assets	771	628
	43,016	50,520

Property and equipment (note 6)	271	1,967
Intangible assets (note 7)	1,506	1,548
	$44,793	$54,035

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$4,434	$3,188
Current portion of long-term debt (note 10)	32,500	-
Current portion of deferred leasehold inducement (note 9)	-	116
	36,934	3,304

Deferred leasehold inducement (note 9)	-	445
Long-term debt (note 10)	-	25,000
	36,934	28,749
Stockholders’ equity:
Common stock (note 11)	262,439	262,097
Authorized - unlimited number with no par value
Issued and outstanding – 62,351,691 (2011 – 61,129,091)
Additional paid-in capital	32,754	32,208
Deficit	(305,519)	(287,204)
Accumulated other comprehensive income	18,185	18,185
	7,859	25,286
	$44,793	$54,035

Nature of operations (note 1)

Commitments and contingencies (notes 13 and 18)

Related party transactions (note 17)

Subsequent event (note 20)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
Director Director	Director

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	December 31, 2012	December 31, 2011	December 31, 2010
Revenue:
Licensing and other fees (note 14)	$463	$453	$65,234
Research collaborative fees (note 14)	326	1,052	830
	789	1,505	66,064
Expenses:
Research and development	6,017	15,224	15,339
General and administration	9,611	11,549	12,875
Restructuring (note 16)	10,040	-	-
Amortization	1,229	1,095	1,154
Gain on disposition of property and equipment	(148)	-	-
Loss on write-down of intangible assets	-	95	25
	26,749	27,963	29,393

Operating income (loss)	(25,960)	(26,458)	36,671

Other expenses (income):
Interest expense	4,268	2,218	1,975
Other income	(695)	(756)	(803)
Gain on settlement of debt (note 10)	(11,218)	-	-
	(7,645)	1,462	1,172

Net income (loss) and comprehensive income (loss)	$(18,315)	$(27,920)	$35,499
Income (loss) per share (note 12)
Basic and Diluted	$(0.30)	$(0.46)	$0.58
Weighted average common shares outstanding

Basic	61,272,730	61,125,804	60,813,604
Diluted	61,272,730	61,125,804	61,321,263

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2012, 2011 and 2010

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2009	$256,711	$29,669	$(294,783)	$18,185	$9,782
Net income	-	-	35,499	-	35,499
Common stock issued upon exercise of options	2,359	-	-	-	2,359
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	2,484	(2,484)	-	-	-
Stock-based compensation expense recognized	-	3,277	-	-	3,277
Balance at December 31, 2010	$261,554	$30,462	$(259,284)	$18,185	$50,917
Net loss	-	-	(27,920)	-	(27,920)
Common stock issued upon exercise of options	358	-	-	-	358
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	185	(185)	-	-	-
Stock-based compensation expense recognized	-	1,931	-	-	1,931
Balance at December 31, 2011	$262,097	$32,208	$(287,204)	$18,185	$25,286
Net loss	-	-	(18,315)	-	(18,315)
Issuance of common stock (note 16)	342	-	-	-	342
Stock-based compensation expense recognized	-	546	-	-	546
Balance at December 31, 2012	$262,439	$32,754	$(305,519)	$18,185	$7,859

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011, and 2010

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	December 31, 2012	December 31, 2011	December 31, 2010
Cash flows from operating activities:
Net income (loss) for the year	$(18,315)	$(27,920)	$35,499
Items not affecting cash:
Amortization	1,229	1,095	1,154
Restructuring costs settled by share issuance (note 16)	342	-	-
Stock-based compensation	546	1,931	3,277
Deferred leasehold inducement	(561)	(123)	(193)
Gain on settlement of debt	(11,218)	-	-
Unrealized foreign exchange gain	(133)	(61)	(180)
Impairment of property and equipment	717	-	-
Loss on write-down of intangible assets	-	95	25
Changes in operating assets and liabilities:
Accounts receivable	270	(506)	711
Prepaid expenses and other assets	14	372	(505)
Accounts payable and accrued liabilities	2,011	(2,492)	(1,914)
Deferred revenue	-	-	(35,197)
Net cash provided by (used in) operating activities	(25,098)	(27,609)	2,677

Cash flows from investing activities:
Purchase of property and equipment	(141)	(676)	(274)
Purchase of intangible assets	(292)	(343)	(310)
Net cash used in investing activities	(433)	(1,019)	(584)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	-	358	2,359
Proceeds from sale of property and equipment	70	-	-
Proceeds from draws of long-term debt (note 10)	25,000	-	25,000
Repayment of long-term debt (note 10)	(7,000)	-	-
Net cash provided by financing activities	18,070	358	27,359

Effect of foreign exchange rate changes on cash and cash Equivalents	84	26	166
Increase (decrease) in cash and cash equivalents during the year	(7,377)	(28,244)	29,618

Cash and cash equivalents, beginning of year	48,644	76,888	47,270

Cash and cash equivalents, end of year	$41,267	$48,644	$76,888

Supplemental cash flow information:
Interest paid	$2,238	$2,241	$1,991
Interest received	22	22	16

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

1.	Nature of operations:

Cardiome Pharma Corp. (the Company) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. The Company is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees, and draws from a credit facility that was available under a collaborative agreement (note 10). The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies. These funds may come from sources which include entering into strategic collaboration arrangements, issuance of shares, or alternative sources of financing. However, there can be no assurance that the Company will successfully raise funds to continue the development of all its technologies.

2.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in United States dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

(a)	Principles of consolidation:

These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (incorporated in Canada), Cardiome, Inc. (incorporated in the United States), Artesian Therapeutics, Inc. (incorporated in the United States), Cardiome Development AG (a company continued under the laws of Switzerland), and Cardiome UK Limited (incorporated in the United Kingdom). Intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates:

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value and amortization period of intangible assets, accrual of clinical trial and research expenses, reporting of revenue recognition, and accounting for stock-based compensation expense. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(c)	Foreign currency translation:

The Company and its subsidiaries translate monetary assets and liabilities denominated in foreign currency into U.S. dollars using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates during the period. Foreign exchange gains and losses related to available-for-sale financial assets are recognized as part of other comprehensive income (loss) until realized. All other foreign exchange gains and losses are included in the determination of net income.

(d)	Financial instruments:

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical financial instruments;

Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, we use the most observable inputs when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

(e)	Cash and cash equivalents:

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at fair value and are designated as held for trading.

(f)	Short-term investments:

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are determined to be either held for trading or available-for-sale at the time of purchase and are carried at fair value. Subsequent to initial measurement, changes in fair value of held for trading financial instruments are included in the determination of net income and changes in fair value of available-for-sale financial instruments are recognized as other comprehensive income or loss.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(g)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the initial lease term.

The Company reviews long-lived depreciable assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. The Company primarily uses the income approach when determining the fair value of assets.

(h)	Intangible assets:

Intangible assets are comprised of patent costs which are associated with the preparation, filing, and obtaining of patents. Maintenance costs of patents are expensed as incurred. Patents are capitalized and amortized on a straight-line basis over the useful lives of the underlying technologies and patents, usually for a period not exceeding 10 years.

The Company evaluates the recoverability of patents based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value. The amounts shown for patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

(i)	Leases:

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets to the Company are accounted for as if there was an acquisition of an asset and incurrence of an obligation at

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(i)	Leases (continued):

the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(j)	Deferred leasehold inducements:

Deferred leasehold inducements represent tenant improvement allowances and rent-free periods. These inducements, with the exception of the repayable tenant improvement allowances, are amortized on a straight-line basis over the terms of the leases as a reduction of rent expense.

(k)	Revenue recognition:

The Company earns revenue from collaboration arrangements that provide for non-refundable payments as follows:

•	upfront fees at the commencement of the arrangement;

•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangements; and

•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

The Company also earns royalty revenue from a collaboration and license agreement from the commercial sale of an approved product.

Collaboration arrangements entered into by the Company may be revenue arrangements with multiple deliverables. The Company reviews multiple deliverable arrangements and treats elements as separate units of accounting if the following criteria are met:

•	delivered item(s) has standalone value; and

•	if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor.

Revenue is allocated among the separate units at inception based on their relative selling price. If vendor-specific objective evidence or third-party evidence of selling price does not exist then revenue is allocated using estimated selling prices of deliverables. Revenue from a multiple deliverable arrangement is recognized as a single unit of accounting when the elements in the arrangement do not meet the criteria for separation.

Revenue recognized as a single unit of accounting during the period of ongoing involvement is deferred and amortized on a straight-line basis over the period of ongoing involvement. To the extent that the Company is entitled to upfront, milestone or other lump-sum payments during the period of ongoing involvement, the payments are deferred and amortized on a

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(k)	Revenue recognition (continued):

straight-line basis over the remaining period of ongoing involvement. During this period, the Company will recognize revenue prospectively from the time milestone payments are achieved, services are performed or delivery criteria are met. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Subsequent to the period of ongoing involvement of the Company, milestone payments and fees based on the number of full time research staff are recognized as detailed below:

(i)	Milestone payments are recognized as revenue when they are achieved and are collectible.

(ii)	Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income as research and collaborative fees to the extent the services are performed, are collectible, and represent the fair value of those services.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms and when royalties from the collaborative partner are determinable and collectibility is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

(l)	Research and development costs:

Research and development costs are expensed in the period incurred.

(m)	Clinical trial expenses:

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on our behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. The Company monitors these factors to the extent possible and adjusts our estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

(n)	Stock-based compensation and other stock-based payments:

The Company grants stock options to executive officers and directors, and employees pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period. Compensation expense is recorded based on the fair value of the award at the grant date, amortized over the vesting period.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

2.	Significant accounting policies (continued):

(o)	Deferred income taxes:

The Company accounts for income taxes using the liability method of tax allocation. Deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is enacted. Deferred income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided.

(p)	Basic and diluted income per share:

Basic income per share is calculated using the weighted average number of common shares outstanding during the period.

Diluted income per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. The incremental common shares related to stock options are calculated using the treasury stock method, whereby the potential proceeds from the exercise of dilutive stock options are used to purchase the Company’s common shares at the average market price during the period.

3.	Changes in significant accounting policies:

(a)	Fair Value Measurements:

On January 1, 2012, the Company prospectively adopted amendments issued by the Financial Accounting Standards Board (FASB) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on the Company’s financial position, results of operations or cash flows for the periods presented.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

3.	Changes in significant accounting policies (continued):

(b)	Comprehensive Income:

On January 1, 2012, the Company prospectively adopted amendments issued by the FASB on the presentation of comprehensive income. The amendments give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of the Company’s results of operations for the periods presented.

4.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and current portion of long-term debt. The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature. The fair value of the current portion of long-term debt is described in note 10.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company is subject to a concentration of credit risk related to its accounts receivable as they primarily are amounts owing from a collaborative partner. At December 31, 2012 and 2011, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

4.	Financial instruments (continued):

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risks as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support foreign currency forecasted cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents and long-term debt.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

The Company was also exposed to interest rate risk on its long-term debt bearing fixed and variable interest rates. The interest rate on the long-term debt was reset annually to a 12-month LIBOR plus 8%. On December 10, 2012, the Company entered into a debt settlement agreement (note 10). Pursuant to the agreement, interest ceased to accrue on the effective date of the agreement, eliminating the Company’s future exposure to interest rate fluctuations.

5.	Cash and cash equivalents:

At December 31, 2012, cash equivalents included approximately $264 (2011 - $420) of term deposits with an average interest rate of 0.22% (2011 – 0.21%), which were pledged as collateral for the repayable allowance related to the Company’s lease (note 9). On December 28, 2012, the Company settled the outstanding balance.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

6.	Property and equipment:

		Accumulated	Net book
2012	Cost	amortization	value

Laboratory equipment	$640	$439	$201
Computer equipment	84	65	19
Office equipment	28	3	25
Leasehold improvements	30	4	26

	$782	$511	$271

		Accumulated	Net book
2011	Cost	amortization	value

Laboratory equipment	$3,645	$3,228	$417
Computer equipment	915	635	280
Office equipment	659	609	50
Leasehold improvements	3,185	1,965	1,220
	$8,404	$6,437	$1,967

Amortization expense for the year ended December 31, 2012 amounted to $895 (2011 - $760; 2010 - $838).

During the year ended December 31, 2012, as a result of its restructuring activities, the Company recorded impairment charges of $717 relating to its leasehold improvements and certain computer and office equipment (note 16). The Company did not record any impairment charges on its property and equipment for the years ended December 31, 2011 and 2010.

7.	Intangible assets:

		Accumulated	Net book
2012	Cost	amortization	value

Patents	$4,032	$2,526	$1,506

		Accumulated	Net book
2011	Cost	amortization	value

Patents	$3,739	$2,191	$1,548

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

7.	Intangible assets (continued):

Amortization expense for the year ended December 31, 2012 amounted to $334 (2011 - $335; 2010 - $316).

The estimated aggregate amortization expense for intangible assets held at December 31, 2012, for each of the five succeeding years is expected as follows:

2013	$326
2014	292
2015	252
2016	164
2017	146

$1,180

8.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise of:

	December 31,	December 31,
	2012	2011

Trade accounts payable	$1,045	$351
Accrued contract research	447	1,066
Employee-related accruals	808	746
Restructuring (note 16)	567	-
Interest payable (note 10)	1,334	-
Other accrued liabilities	233	1,025

	$4,434	$3,188

9.	Deferred leasehold inducement:

At the inception of the Company’s leases, the Company received cash tenant improvement allowances and rent-free periods amounting to $1,840 from the landlord which were being amortized on a straight-line basis over the terms of the leases. Included in the leasehold inducement balance was a $226 allowance collateralized with a letter of credit (note 5), and is repayable over 10 years with interest at 10% per annum on the declining balance at approximately $37 per annum. On October 31, 2012, the Company terminated the lease agreement relating to certain redundant facilities and settled the balance of the allowance in December 2012 (note 13(a) and 16).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

10.	Long-term debt:

Pursuant to a collaboration and license agreement (Agreement) with Merck Sharp & Dohme (Switzerland) GmbH and Merck Sharp & Dohme Corp. (formerly Merck & Co, Inc.) (Merck), Merck granted the Company an interest-bearing credit facility of up to $100 million, secured by a first priority interest to the Company’s patents and all associated proceeds. This credit facility could be accessed in amounts of up to $25 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013, with each advance to be fully repaid on December 31st, six years after the year in which the Company provides Merck written notice to extend the credit under the credit facility. Interest accrues at LIBOR, which resets annually, plus 8% per annum and is payable at the end of each calendar quarter. The Company borrowed $25 million under this facility during the year ended December 31, 2012 and $25 million during the year ended December 31, 2010.

On September 25, 2012, Merck gave notice to the Company of its termination of the Agreement (note 14). As a result of the notice of termination, Merck does not have an obligation to make further advances under the credit facility. Terms of the existing advances made under the credit facility remain the same as prior to the notice of termination of the Agreement.

On December 10, 2012, the Company reached an agreement with Merck to settle its debt obligation. Under the terms of the settlement agreement, the Company will pay Merck $20 million on or before March 31, 2013 to settle its outstanding debt of $50 million plus accrued interest of $2 million owed to Merck. The settlement between the Company and Merck will terminate the credit facility and, upon payment of the $20 million settlement amount, will release and discharge the collateral security taken in respect of the advances under the line of credit. Interest also ceased to accrue from the effective date of the settlement agreement. Prior to year-end, the settlement agreement was amended, which allowed the Company to pay $7 million of the $20 million settlement amount to Merck, settling $17.5 million of the original outstanding debt obligation of $50 million and $718 of accrued interest. The Company recorded a gain on debt settlement of $11,218.

The remaining balance of the Company’s settlement amount of $13 million must be paid on or before March 31, 2013 pursuant to the settlement agreement. The final settlement payment will extinguish the remaining $32.5 million of debt. If the settlement amount is not paid by March 31, 2013, the remaining amounts outstanding under the facility become immediately due and payable. Consequently, as at December 31, 2012, the fair value of the Company’s debt obligation approximates the final settlement amount of $13 million. The debt obligation is classified as Level 2 of the fair value hierarchy.

Subsequent to year end, the settlement agreement was further amended, allowing the Company to pay the remaining balance of the settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13 million of the debt settlement amount to Merck, extinguishing all outstanding debt obligations, resulting in an additional gain on debt settlement of $20,834. With this final payment, all outstanding debt obligations are extinguished and Merck has

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

10.	Long-term debt (continued):

released and discharged the collateral security taken in respect of the advances under the line of credit (note 20).

11.	Stockholders’ equity:

(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

(b)	Issued and outstanding:

Number
Common stock	of shares

Balance, December 31, 2009	60,513,911
Issued for cash upon exercise of options	442,694
Issued upon exercise of options in cashless transactions (note 11(c))	95,757

Balance, December 31, 2010	61,052,362
Issued for cash upon exercise of options	73,152
Issued upon exercise of options in cashless transactions (note 11(c))	3,577

Balance, December 31, 2011	61,129,091
Issuance of common stock (note 16)	1,222,600
Balance, December 31, 2012	62,351,691

(c)	Stock options:

The Company’s 2001 amended stock option plan (2001 Amended Plan) provides for the granting of options to executive officers and directors, employees, and consultants of the Company. The 2001 Amended Plan, as approved by the shareholders, permits the maximum aggregate number of common shares issuable to be 7,000,000 common shares. The shares available for issuance generally vest over periods of up to four years with a maximum term of five years. The 2001 Amended plan restricts the maximum number of stock options issuable to insiders to 10% of the issued and outstanding common shares of the Company.

On May 26, 2010, the shareholders approved amendments to the 2001 Stock Option Plan. These amendments (i) permit the cashless exercise of options without payment of cash consideration, where the option holder receives the intrinsic value of the exercised options in the form of common shares issued from treasury, and (ii) provide option holders, at the discretion of the Board of Directors or Chief Executive Officer, with a cash surrender right

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

11.	Stockholders’ equity (continued):

(c)	Stock options (continued):

which entitles the holder to surrender options and receive the intrinsic value of the surrendered options in cash.

Details of the stock option transactions for the years ended December 31, 2012, 2011 and 2010 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2009	6,339,031	7.45
Options granted	379,000	7.28
Options exercised(1)	(772,483)	5.85
Options forfeited	(183,832)	7.89
Options expired	(52,667)	6.99
Outstanding as at December 31, 2010	5,709,049	7.65	2.24	4,525

Options granted	559,000	4.28
Options exercised(1)	(85,051)	4.84
Options forfeited	(258,482)	7.82
Options expired	(1,039,553)	8.81
Outstanding as at December 31, 2011	4,884,963	7.05	1.99	Nil

Options granted	2,950,000	0.42
Options forfeited	(1,302,132)	6.18
Options expired	(942,250)	11.95
Outstanding as at December 31, 2012	5,590,581	2.93	2.94	65
Exercisable as at December 31, 2012	3,882,209	3.97	2.23	26
Vested and expected to vest as at December 31, 2012	5,438,447	3.00	2.89	59

(1)	During the year ended December 31, 2011, the Company issued 3,577 (2010 – 95,757) shares in exchange for 11,899 (2010 – 329,789) stock options in cashless exercise transactions.

The outstanding options expire at various dates ranging to December 11, 2017.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

11.	Stockholders’ equity (continued):

(c)	Stock options (continued):

At December 31, 2012, stock options to executive officers and directors, employees and consultants were outstanding as follows:

		Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices	Number	life (years)	(CAD$)	Number	(CAD$)

$0.34 to $0.49	2,950,000	4.41	0.42	1,297,228	0.42
$3.65 to $4.94	2,148,604	1.41	4.63	2,102,704	4.63
$6.09 to $8.64	123,250	2.31	7.91	113,550	7.96
$10.36 to $12.95	368,727	0.34	11.42	368,727	11.42

	5,590,581	2.94	2.93	3,882,209	3.97

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2012 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	(U.S.$)

Non-vested at December 31, 2011	1,172,715	2.51
Granted	2,950,000	0.22
Vested	(2,007,029)	0.96
Forfeited	(407,314)	2.37

Non-vested at December 31, 2012	1,708,372	0.42

As of December 31, 2012, there was $281 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.5 years.

No options were exercised during the year ended December 31, 2012. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2011 and 2010 were $140 and $1,974, respectively.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

11.	Stockholders’ equity (continued):

(c)	Stock options (continued):

The aggregate fair value of vested options during the year ended December 31, 2012 was $1,924 (2011 - $2,334; 2010 - $3,973).

The Company did not receive any cash during the year ended December 31, 2012 related to the exercise of stock options. For the years ended December 31, 2011 and 2010, cash received relating to the exercise of stock options was $358 and $2,359, respectively.

(d)	Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to executive officers and directors, and employees is amortized over the vesting period. Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	December 31,	December 31,	December 31,
	2012	2011	2010

Research and development	$(128)	$749	$1,138
General and administration	674	1,182	2,139

Total	$546	$1,931	$3,277

Compensation expense for the year ended December 31, 2012 also included a $276 reversal of expenses relating to forfeiture of unvested options by terminated employees (note 16).

The weighted average fair value of stock options granted during the year ended December 31, 2012 was $0.22 (2011 - $2.20; 2010 - $3.50). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,	December 31,	December 31,
	2012	2011	2010

Dividend yield	0%	0%	0%
Expected volatility	80.48%	63.8%	62.2%
Risk-free interest rate	1.2%	1.8%	2.3%
Expected average life of the options	3.3 years	4.2 years	4.1 years

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

11.	Stockholders’ equity (continued):

(d)	Stock-based compensation (continued):

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the period ended December 31, 2012, the Company applied an estimated percentage of 13.9%, which management considered to be a reasonable estimate of actual forfeitures.

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour.

12.	Basic and diluted income (loss) per share:

As the Company incurred a loss, all stock options were anti-dilutive and were excluded from the diluted weighted average shares.

Reconciliations of the income and weighted average number of common shares used in the calculations are set forth below:

	December 31,	December 31,	December 31,
	2012	2011	2010

Net income (loss)	$(18,315)	$(27,920)	$35,499
Weighted average number of common shares
for basic income per share	61,272,730	61,125,804	60,813,604
Dilutive effect of options	-	-	507,659
Diluted weighted average number of common shares for diluted income per share	61,272,730	61,125,804	61,321,263

Basic and diluted income (loss) per share	$(0.30)	$(0.46)	$0.58

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

13.	Commitments:

(a)	Operating leases:

The Company entered into a lease agreement for office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two year periods (the Original Lease Agreement). The Company subsequently signed amendments to this agreement for additional office and laboratory space expiring through the same date.

On November 1, 2010, the Company entered into a new lease agreement for a term of 10 years effective March 15, 2011, with customary scheduled rent increases, escalation clauses and renewal options. As a result of the workforce reduction (note 16) during 2012, the Company terminated this lease agreement.

On November 1, 2012, the Company entered into a new lease agreement for a term of 2 years and 2 months expiring through December 2014. Future minimum annual lease payments under the lease are as follows:

2013	$614
2014	208

$822

Rent expense, net of sublease income of $618 (2011 - $728; 2010 - $722), for the year ended December 31, 2012 amounted to $1,504 (2011 - $1,575; 2010 - $1,048).

(b)	Research and development and other agreements:

The Company entered into various research and development and other agreements requiring it to fund future expenditures of approximately $800 (2011 - $591; 2010 - $516) between 2013 and 2015.

Pursuant to the debt settlement agreement with Merck (note 10), the Company is committed to purchase $3 million of vernakalant (IV) finished goods inventory as well as active pharmaceutical ingredients for vernakalant (IV) and vernakalant (oral) in 2013.

(c)	License agreements:

(i)	Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to $3 million based on the successful completion of the first Phase II clinical trial and the U.S. Food and Drug Administration’s (the FDA’s) approval of the first new drug application related to this license and option agreement, and the FDA’s approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to $6 million based on FDA approval for marketing and commercialization of the product in a

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

13.	Commitments (continued):

(c)	License agreements (continued):

hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. The Company is no longer developing this technology. At December 31, 2012, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

(ii)	On April 30, 2007, the Company signed an exclusive in-licensing agreement granting the Company exclusive worldwide rights for all indications for a clinical-stage drug candidate. Under the terms of the agreement, the Company paid an initial upfront payment of $20 million. Additional payments not to exceed $40 million are contingent upon the achievement of certain pre-defined late-stage clinical milestones. Pursuant to the development and license agreement, the Company was responsible for payment of royalties based on a percentage of revenue if the drug candidate is ultimately commercialized. During the year ended December 31, 2012, the agreement was terminated. As such, the Company no longer has any royalty or milestone payment obligations under this agreement.

14.	Collaborative agreements:

	December 31,	December 31,	December 31,
	2012	2011	2010

Licensing and other fees:
Astellas US LLC (note a)	$-	$-	$10
Merck & Co. Inc. (notes a & b)	463	453	65,224
Total	$463	$453	$65,234

Research collaborative fees:
Astellas US LLC (note a)	$-	$368	$564
Merck & Co. Inc. (notes a & b)	326	684	266
Total	$326	$1,052	$830

(a)	Vernakalant (IV) in North America:

On October 16, 2003, the Company entered into a collaboration and license agreement with Astellas US LLC (Astellas), formerly Astellas Healthcare, Inc., for the co-development and commercialization of vernakalant as an intravenous formulation (vernakalant (IV)) for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company granted Astellas an exclusive license to vernakalant and its related

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

14.	Collaborative agreements (continued):

(a)	Vernakalant (IV) in North America (continued):

technology to develop, make and sell intravenous drugs in Canada, the United States, and Mexico (collectively, North America), including a right to sublicense to third parties. The Company retained the rights to vernakalant (IV) for markets outside North America and worldwide rights to the oral formulation of vernakalant for chronic atrial fibrillation.

On July 26, 2011, the Company granted consent for the transfer of rights for the development and commercialization of vernakalant (IV) in North America from Astellas to Merck & Co., Inc. (“Merck”). Merck now holds exclusive global rights to vernakalant (IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change.

Pursuant to the agreement, the Company received upfront and milestone payments of $26 million and is entitled to subsequent milestone payments of up to $38 million based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. The Company is also entitled to further milestone payments with respect to any subsequent drugs developed under the agreement.

Under the terms of the agreement, Merck is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of vernakalant (IV) in North America. Merck is also responsible for all future commercialization costs for vernakalant (IV) in North America.

(b)	Vernakalant (IV) outside of North America and vernakalant (oral) globally:

On April 8, 2009, the Company entered into a collaboration and license agreement with Merck for the development and commercialization of vernakalant. Pursuant to this agreement, effective May 19, 2009, the Company granted Merck exclusive global rights to vernakalant (oral), and granted a Merck affiliate, Merck Sharp & Dohme (Switzerland) GmbH, exclusive rights outside of North America to vernakalant (IV).

Under the terms of the agreement, the Company received an upfront payment of $60 million and will be entitled to milestone payments of up to $200 million based on achievement of certain development and approval milestones associated with vernakalant products, and up to $100 million for milestones associated with approvals in subsequent indications of both the intravenous and oral formulations. In addition, the Company will receive tiered royalty payments on sales of any approved products and have the potential to receive milestone payments of up to $340 million based on achievement of significant sales thresholds. Merck has also granted the Company a secured, interest-bearing credit facility of up to $100 million that can be accessed in tranches over several years commencing in 2011 (note 10). The Company has also retained an option to co-promote vernakalant (oral) with Merck through a

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

14.	Collaborative agreements (continued):

(b)	Vernakalant (IV) outside of North America and vernakalant (oral) globally (continued):

hospital-based sales force in the United States. Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates. In July 2009, the Company achieved a milestone of $15 million relating to the submission for regulatory approval in Europe of vernakalant (IV). During the year ended December 31 2009, the Company shipped $7.0 million of clinical supplies to Merck under the agreement.

The collaboration and license agreement with Merck is a revenue arrangement with multiple deliverables recognized as a single unit of accounting during the period of ongoing involvement. The initial upfront payment, $15 million milestone payment and proceeds from shipment of clinical supplies were deferred and recognized as licensing and other revenue on a straight-line basis over the period of ongoing involvement of the Company with Merck. During this period, the Company recognized revenue prospectively from the time milestone payments were achieved, services were performed or delivery criteria were met until the end of the amortization period.

On September 2, 2010 the Company achieved a milestone of $30 million relating to the marketing approval in Europe of vernakalant (IV), which was recognized immediately as licensing and other fees. The Company started earning royalty revenue during the year ended December 31, 2010, and continues to earn royalty revenue which is included in licensing and other fees.

Pursuant to two collaboration and license agreements with Merck, the Company granted Merck exclusive global rights for the development and commercialization of vernakalant (IV) and vernakalant (oral).

On March 19, 2012, the Company announced Merck’s decision to discontinue further development of vernakalant (oral).

On September 25, 2012, Merck gave notice to the Company of its termination of both collaboration and license agreements. Pursuant to the terms of the collaboration and license agreements, the terminations will be effective after the notice periods. Upon the effective dates of the terminations, the Company will have exclusive global rights to vernakalant (IV) and vernakalant (oral). Depending on the timing of transition activities and regulatory approvals, the Company and Merck may agree to extend the notice periods.

15.	Income taxes:

The amount of liability for unrecognized tax benefits under U.S. GAAP as of December 31, 2012 is nil.

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

15.	Income taxes (continued):

The Company is subject to taxes in Canada, the United States, United Kingdom and Switzerland. The tax years which remain subject to examination as of December 31, 2012 for Canada and Switzerland include 2004 to present, and 2008 to present, respectively.

At December 31, 2012, the Company has investment tax credits of $18,398 (2011 - $16,994) available to reduce deferred income taxes otherwise payable. The Company also has total loss carryforwards of $253,493 (2011 - $223,538) available to offset future taxable income in Canada ($170,515), the United States ($44,555), Switzerland ($38,362), and United Kingdom ($61).

The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses

2015	$359	$12,668
2016	1,064	8,243
2017	975	3,755
2018	159	2,507
2019	501	11,189
Thereafter	15,340	215,131

	$18,398	$253,493

Significant components of the Company’s deferred tax assets and liabilities are shown below:

	December 31,	December 31,
	2012	2011

Deferred tax assets:
Tax loss carryforwards	$60,784	$55,699
Research and development deductions and credits	14,198	13,413
Tax values of depreciable assets in excess of accounting values	2,871	4,619
Share issue costs and other	38	158

Total deferred tax assets	77,891	73,889

Valuation allowance	(77,891)	(73,889)

Total deferred tax assets	-	-

Deferred tax liabilities	-	-

Net tax asset	$-	$-

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

15.	Income taxes (continued):

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 25% (2011 – 26.50%; 2010 – 28.5%) statutory tax rate, is:

	December 31,	December 31,	December 31,
	2012	2011	2010

Tax recovery at statutory income tax rates	$(4,579)	$(7,399)	$10,117
Change in valuation allowance	4,001	7,852	(8,540)
Permanent differences and other	562	(580)	(2,947)
Tax rate differences	16	127	1,370

Deferred income tax recovery	$-	$-	$-

The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2012 and 2011, no provisions have been made in the financial statements for any estimated tax liability.

16.	Restructuring:

On March 19, 2012, the Company reduced its workforce in response to Merck’s decision to discontinue further development of vernakalant (oral). On July 9, 2012, the Company further reduced its workforce by eliminating positions focused on internal research activities along with certain supporting functions.

The Company estimated costs relating to employee severance and benefit arrangements, net of reversal of $276 of stock-based compensation relating to forfeiture of unvested options by terminated employees, to total $5,553. Such costs have been fully recognized during the year ended December 31, 2012. As at December 31, 2012, $320 of the recognized charges remained in accounts payable and accrued liabilities and is expected to be paid by the end of the first quarter of 2013.

As a result of the workforce reductions, the Company exited certain redundant leased facilities and terminated certain contracts. Idle-use expense and other charges recognized in the year ended December 31, 2012 were $3,770. These charges included $342 of lease termination costs settled by the issuance of common shares (note 11) and other non-cash items, and were partially offset by the immediate recognition of $426 of deferred leasehold inducement. Total idle-use expense and other charges of $247 accrued at December 31, 2012 are expected to be settled by the end of the second quarter of 2013, with the exception of the liability associated with the Company’s redundant leased-facility, which will be substantially settled by the end of the first quarter of 2014.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

16.	Restructuring (continued):

Total asset impairment charges of $717 recorded in the year ended December 31, 2012 relate to leasehold improvements and certain computer and office equipment impaired as a result of the workforce reductions (note 6). The Company also accelerated its depreciation of leasehold improvements on certain leased facilities terminated in advance of the expiration date (note 13 (a)) and included these charges as part of amortization.

The following table summarizes the provisions related to the restructuring for the year ended December 31, 2012:

	Employee termination benefits	Idle-use expense and other charges	Asset impairments	Total

Restructuring expense recognized	5,553	3,770	717	10,040
Payments made	(5,509)	(3,462)	-	(8,971)
Non-cash items	276	(61)	(717)	(502)
Total restructuring accrual as of December 31, 2012	320	247	-	567

17.	Related party transactions:

Prior to October 15, 2012, a partner of a law firm served as the Company’s corporate secretary. Services provided by the law firm primarily related to general corporate matters. Amounts charged for these services were recorded at their exchange amounts and were subject to normal trade terms. Total expenses for services provided for the year ended December 31, 2012 were $794 (year ended December 31, 2011 - $642; year ended December 31, 2010 - $574). Amounts included in 2012 related to services rendered until the date the partner ceased to serve as the Company’s corporate secretary. As at December 31, 2011, included in accounts payable and accrued liabilities was $59 owing to the law firm.

18.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less
27

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the years ended December 31, 2012 and 2011

18.	Contingencies (continued):

any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(d)	The Company was party to a proceeding related to its use of certain intellectual property. The proceeding has been resolved and did not result in any material impact on the Company’s consolidated financial position.

19.	Segmented information:

The Company operates primarily in one business segment with substantially all of its consolidated assets located in Canada and operations located in Canada, the United States, Switzerland and the United Kingdom. During the years ended December 31, 2012, 2011 and 2010, 100% of total revenue was derived from our collaborative partners (note 14).

20.	Subsequent events:

On March 1, 2013, the Company paid the remaining $13 million of the debt settlement amount to Merck (note10).

