Form 20-F/A
period 2012-12-31
Cardiome Pharma Corp
filed 2013-04-18
CIK 1036141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

____________________

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

Yes ☐ No ☒

.

EXPLANATORY NOTE

Cardiome Pharma Corp. (the "Registrant") is filing this Form 20-F/A to the Registrant's Annual Report on Form 20-F, dated March 19, 2013 (the "Form 20-F"), for the sole purpose of submitting Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T.

No other changes have been made to the Form 20-F.  This Form 20-F/A speaks as of the original time of filing the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

2

ITEM 19. EXHIBITS

The following exhibits are included in this Annual Report:

Exhibit No.	Description

1.1	Articles of Continuance of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

1.2	By-Laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

4.1	Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 10, 2012 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed with the SEC on March 4, 2013)

4.2	Amendment No. 1 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 31, 2012 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed with the SEC on March 4, 2013)

4.3	Amendment No. 2 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated February 28, 2013(incorporated herein by reference to Exhibit 99.3 on Form 6-K filed with the SEC on March 4, 2013)

8.1	List of subsidiaries

11	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 on Form 6-k filed with the SEC on December 22, 2009)

12.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

101	Interactive Data File

3

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 18, 2013	Cardiome Pharma Corp. By: /s/WILLIAM HUNTER Name: William L. Hunter Title: President and Chief Executive Officer

4

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Articles of Continuance of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

1.2*	By-Laws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-3 filed with the SEC on April 9, 2002)

4.1*	Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 10, 2012 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed with the SEC on March 4, 2013)

4.2*	Amendment No. 1 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated December 31, 2012 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed with the SEC on March 4, 2013)

4.3*	Amendment No. 2 to the Settlement Agreement Regarding the Merck Cardiome Line of Credit, dated February 28, 2013(incorporated herein by reference to Exhibit 99.3 on Form 6-K filed with the SEC on March 4, 2013)

8.1*	List of subsidiaries

11*	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 on Form 6-k filed with the SEC on December 22, 2009)

12.1*	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG LLP

101	Interactive Data File

* Previously filed with the Commission.

5