Form 40-F
period 2013-12-31
Cardiome Pharma Corp
filed 2014-03-27
CIK 1036141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

OR

☒ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013	Commission File Number 000-29338

CARDIOME PHARMA CORP. (Exact name of Registrant as specified in its charter)
Canada (Province or other jurisdiction of incorporation or organization)
2834 (Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable (I.R.S. Employer Identification Number (if applicable))
6190 Agronomy Road, Suite 405 Vancouver, British Columbia, Canada V6T 1Z3 (604) 677-6905 (Address and telephone number of Registrant's principal executive offices)
CT Corporation 111 Eighth Avenue New York, New York 10011 (212) 894-8940 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

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

The Registrant had 14,958,277 Common Shares outstanding as at December 31, 2013.

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

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2013. See “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2013 and has concluded that such internal control over financial reporting is effective as of December 31, 2013. This assessment was based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As permitted by Commission guidance, the Registrant’s management did not include the internal control over financial reporting of Correvio LLC (“Correvio”), which was acquired in November 2013, in management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2013. As of December 31, 2014, the Registrant’s management will be required to assess the effectiveness of the internal controls of Correvio, in addition to those of its existing business. Prior to its acquisition by the Registrant, Correvio was a privately held company. Correvio had net assets of $8.7 million, revenues of $3.8 million and operating expenses of $3.3 million, which the Registrant included in its consolidated financial statements as at and for the year ended December 31, 2013. Please see the Business Acquisition Report dated January 29, 2014, included as Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on January 29, 2014.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.	Changes in Internal Control over Financial Reporting

During 2013, the Registrant’s management implemented a new accounting system. The new accounting system was implemented to achieve a consistent and integrated financial reporting system and further strengthens the Registrant’s internal controls over financial reporting. The Registrant’s management also incorporated additional internal controls related to the accounting for product revenue and inventories related to the sale of BRINAVESSTM. There were no material changes to the Registrant’s internal controls in fiscal 2013 as a result of the acquisition of Correvio in November 2013.

There were no other significant changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2013.

F.	Audit Committee Financial Expert

The Board has determined that Mr. Peter W. Roberts is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act. Mr. Roberts is “independent” within the meaning of Rule 10A.3 under the Exchange Act and the listing standards of the Nasdaq Stock Market, Inc. (“Nasdaq”).

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

The Registrant’s code of ethics, the “Code of Business Conduct and Ethics,” is applicable to all of its employees including the Chief Executive Officer, Chief Financial Officer, other senior officers and members of the Board. The Code of Business Conduct and Ethics can be viewed on the Registrant’s website. The Registrant will provide a copy of the Code of Business Conduct and Ethics, without charge, to any person that requests a copy by contacting the Corporate Secretary at the address on the cover of this annual report on Form 40-F.

H.	Principal Accountant Fees and Services

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $330,500 for the fiscal year ended December 31, 2013 and $235,000 for the fiscal year ended December 31, 2012.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as "Audit Fees", were $nil for the fiscal year ended December 31, 2013 and $nil for the fiscal year ended December 31, 2012.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $80,279 for the fiscal year ended December 31, 2013 and $60,500 for the fiscal year ended December 31, 2012.

All Other Fees

The Independent Auditors were not engaged to provide services other than those reported in the preceding three paragraphs for the fiscal years ended December 31, 2013 and 2012.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2013 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

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

J.	Tabular Disclosure of Contractual Obligations

See “Contractual Obligations” in Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.	Critical Accounting Policies

See “Critical Accounting Policies and Significant Estimates” in Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

L.	Identification of Audit Committee

The Registrant has established a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Peter W. Roberts, Richard M. Glickman, and Harold H. Shlevin. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of Rule 10A.3 under the Exchange Act and the listing standards of Nasdaq. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2013, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

The Registrant has submitted to the Commission in Exhibit 101 to this Form 40-F, and concurrently posted on its corporate Web site, an Interactive Data File.

O.	Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

The Registrant is a global, innovation-driven pharmaceutical business with worldwide operations (directly and through distributors).  Prior to the acquisition of Correvio, the Registrant did not have operations in the United States and was not subject to U.S. export controls and economic sanctions regulations, such as those instituted by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Correvio, however, does have operations in the United States, and in 2012 it voluntarily reported to OFAC that it had made inadvertent sales of AGGRASTAT™, which treats chest pain and certain heart conditions, into Iran by a third-party Lebanese distributor, as well as reimbursement costs which were paid to another third-party Iranian distributor. Along with the voluntary report, Correvio applied for a specific license to sell AGGRASTAT™ through specified intermediaries and distributors into certain hospitals in Iran.   Although OFAC has not yet acted on the voluntary report, OFAC did grant Correvio the requested license. The Registrant (or any of our subsidiaries) may generate revenue in the future by way of sales into Iran through a third-party distributor. To the extent required, such sales would be made as permitted by OFAC under either a general or specific license.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with its Common Shares. Any change to the name or address of the agent for service of process shall be communicated promptly to the Commission by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2013.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Cardiome Pharma Corp.

	By:	/s/ WILLIAM HUNTER
Date: March 27, 2014	Name: William Hunter
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Annual Information Form for the fiscal year ended December 31, 2013.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013.

1.3	Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File

9