Form 40-F/A
period 2013-12-31
Cardiome Pharma Corp
filed 2014-04-30
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

EXPLANATORY NOTE

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the fiscal year ended December 31, 2013, originally filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2014. The Registrant is filing this Amendment to replace in their entirety the Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2013 (the “Originally Filed Statements”), which were filed as Exhibit 1.2 to the Form 40-F. The purpose of this amended filing is to correct certain typographical errors in the unaudited pro forma information disclosed in note 4 to the Originally Filed Statements, and to make other changes to conform with required disclosure. These changes include the removal of the disclosure of unaudited pro forma income (loss) from operations, which was not required to be disclosed and contained a calculation error, as well as amendments to the unaudited pro forma net income (loss) and pro forma net income (loss) per share for the years ended December 31, 2013 and 2012 to adjust for certain calculation errors. This amended filing does not impact reported revenues, net income attributable to the Company, income per share or net cash flows for the year ended December 31, 2013. Financial information in the Registrant’s audited consolidated financial statements is subject to multiple levels of internal review prior to being disclosed. The review process was being followed during the preparation of the Originally Filed Statements. Notwithstanding such controls, the calculation error was inadvertently carried through to the Originally Filed Statements. Nevertheless, the Registrant does not believe this error reflects a material weakness in the Registrant’s internal control over financial reporting, and its Chief Executive Officer and Chief Financial Officer have re-evaluated the Registrant’s disclosure controls and procedures and internal control over financial reporting as a result of these errors and have concluded that such controls remain effective, as described below. Readers should disregard the Originally Filed Statements in their entirety and instead refer to the Annual Consolidated Financial Statements filed herewith. An amended Interactive Data File is being filed herewith as Exhibit 101 to reflect these changes. No changes are required to be made to the Registrant’s previously-filed Management’s Discussion and Analysis of Financial Condition and Results of Operation for the fiscal year ended December 31, 2013, which was filed as Exhibit 1.3 to the Form 40-F. The Registrant has also revised Item A. Disclosure Controls and Procedures, Item B. Management’s Annual Report on Internal Control Over Financial Reporting an Item D. Changes in Internal Control Over Financial Reporting, as set forth below.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Registrant’s principal executive officer and principal financial officer are filed herewith as Exhibits 31.1 and 32.1 to this Form 40-F/A, and a new consent of KPMG LLP is filed herewith as Exhibit 23.1.

Other than as discussed above, all information in the Company’s Form 40-F is unchanged and is not reproduced in this Form 40-F/A. This Form 40-F/A does not reflect events occurring after the filing of the Form 40-F or modify or update the disclosure contained in the Form 40-F in any way other than as discussed above. Accordingly, this Form 40-F/A should be read in conjunction with the Form 40-F.

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

In connection with the filing of this Form 40-F/A, the Registrant’s Chief Executive Officer and Chief Financial Officer have re-evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded, despite the changes required to be made to the Originally Filed Statements, that such disclosure controls and procedures were effective as at December 31, 2013. See also “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

In connection with the filing of this Form 40-F/A, the Registrant’s management has re-evaluated the design and operation of its internal control over financial reporting as of December 31, 2013 and has concluded that, despite the changes required to be made to the Originally Filed Statements, such internal control over financial reporting is effective as of December 31, 2013. This assessment was based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

There were no other significant changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. No changes in the Registrant’s internal control over financial reporting have been made in connection with the filing of this Form 40-F/A.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2013.*

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013.*

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File (as amended).

* Previously Filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2014

Cardiome Pharma Corp.

By:	/s/ William Hunter
Name: Title:	William Hunter President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2013.*

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013.*

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File (as amended).

* Previously Filed