Form 40-F
period 2014-12-31
Cardiome Pharma Corp
filed 2015-03-27
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014                                              Commission File Number 000-29338

CARDIOME PHARMA CORP.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2834

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

1441 Creekside Drive, 6th Floor
Vancouver, British Columbia, Canada V6J 4S7
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 16,591,002 Common Shares outstanding as at December 31, 2014.

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2014. See “Disclosure Controls and Procedure” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.	Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2014 and has concluded that such internal control over financial reporting was effective as of December 31, 2014. This assessment was based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (“Independent Auditors”), the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" that accompanies the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.	Changes in Internal Control over Financial Reporting

There were no significant changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2014.

F.	Audit Committee Financial Expert

The Board has determined that Dr. Richard M. Glickman is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act. Dr. Glickman is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the Nasdaq Stock Market, Inc. (“Nasdaq”).

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

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $604,900 for the fiscal year ended December 31, 2014 and $330,500 for the fiscal year ended December 31, 2013.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “Audit Fees”, were nil for the fiscal year ended December 31, 2014 and nil for the fiscal year ended December 31, 2013.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $70,900 for the fiscal year ended December 31, 2014 and $80,279 for the fiscal year ended December 31, 2013.

All Other Fees

The aggregate fees billed by the Independent Auditors for services other than those reported in the preceding three paragraphs were nil for the fiscal year ended December 31, 2014 and nil for the fiscal year ended December 31, 2013.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2014 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

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

J.	Tabular Disclosure of Contractual Obligations

See “Contractual Obligations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.	Critical Accounting Policies

See “Critical Accounting Policies and Significant Estimates” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

L.	Identification of Audit Committee

The Registrant has established a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Robert W. Rieder, Richard M. Glickman, and W. James O'Shea. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of Nasdaq. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2014, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

M.	Nasdaq Exemption

On April 12, 2004, the Registrant informed Nasdaq that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant’s by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two or more shareholders representing at least 20% of the Common Shares entitled to vote at the meeting. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Canada). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

N.	Interactive Data File

The Registrant has submitted to the Commission in Exhibit 101 to this Form 40-F, and concurrently posted on its corporate Web site, an Interactive Data File.

O.	Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

The Registrant is a global, innovation-driven pharmaceutical business with worldwide operations (directly and through distributors). Prior to the acquisition of Correvio LLC (“Correvio”), the Registrant did not have operations in the United States and was not subject to U.S. export controls and economic sanctions regulations, such as those instituted by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). Correvio, however, does have operations in the United States, and in 2012 it voluntarily reported to OFAC that it had made inadvertent sales of AGGRASTAT®, which treats chest pain and certain heart conditions, into Iran by a third-party Lebanese distributor, and paid reimbursement costs to another third-party Iranian distributor. Along with the voluntary report, Correvio applied for a specific license to sell AGGRASTAT® through specified intermediaries and distributors into certain hospitals in Iran. Although OFAC has not yet acted on the voluntary report, OFAC did grant Correvio the requested license. The Registrant (or any of its subsidiaries) may generate revenue in the future by way of sales into sanctioned countries (e.g., Iran, Syria and Russia) as permitted by OFAC under general or specific licenses.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2014.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2015

CARDIOME PHARMA CORP.

By:	/s/ William Hunter
	Name:	William Hunter
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2014.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File

