Form 40-F/A
period 2014-12-31
Cardiome Pharma Corp
filed 2015-07-28
CIK 1036141

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

Yes  ☒             No  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Registrant's Annual Report on Form 40-F (“Amendment No. 1”) amends the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 27, 2015 (the “Original Form 40-F”). The only amendments to the Original Form 40-F are as follows: (i) Exhibit 1.2 (Audited consolidated financial statements of the Company and notes thereto for the fiscal years ended December 31, 2014 and 2013 together with the Report of Independent Registered Public Accounting Firm thereon) is being filed solely to include a) an amended Report of Independent Registered Public Accounting Firm with respect to the Company’s internal control over financial reporting (the “ICFR” report); and b) an amended Report of Independent Registered Public Accounting Firm with respect to the Company’s financial statements to reference the amended ICFR report; and (ii) Exhibit 1.3 (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014) is being filed solely to include amended disclosure relating to management’s identification of a material weakness in the Company’s internal control over financial reporting as of December 31, 2014. This Amendment No. 1 does not amend the audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2014 and 2013.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by the Registrant’s principal executive officer and principal financial officer are filed herewith as Exhibits 31.1 and 32.1 to this Amendment No. 1, and a new consent of KPMG LLP is filed herewith as Exhibit 23.1.

Other than as discussed above, all information in the Original Form 40-F is unchanged and is not reproduced in this Amendment No. 1.  Except as may be specifically indicated herein, the Original Form 40-F continues to describe conditions as of the date of the Original Form 40-F and the Company has not modified or updated other disclosures presented in the Original Form 40-F.  This Amendment No. 1 does not reflect events occurring after the date of the Original Form 40-F nor does it modify or update disclosures affected by subsequent events.  Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

2

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

In connection with the filing of this Amendment No. 1, the Registrant's Chief Executive Officer and Chief Financial Officer have re-evaluated the effectiveness of the Registrant's disclosure controls and procedures and have concluded that such disclosure controls and procedures were not effective as at December 31, 2014. See also "Disclosure Controls and Procedures" in the amended Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit 1.3 to this Amendment No. 1.

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

In connection with the filing of this Amendment No. 1, the Registrant’s management has re-evaluated the design and operation of its internal control over financial reporting as of December 31, 2014 and has concluded that such internal control over financial reporting was not effective as of December 31, 2014. This assessment was based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management identified a material weakness which is disclosed in the amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit 1.3 to this Amendment No. 1.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The updated attestation report of KPMG LLP (“Independent Auditors”), the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" that accompanies the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 1.2 to this Amendment No. 1.

D.	Changes in Internal Control over Financial Reporting

In connection with the filing of this Amendment No. 1, management also concluded that the identification of the material weakness was a change that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Management has described its remediation plan for the identified material weakness in the amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014.

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

3

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2014.*

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File*

*	Previously filed

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment no. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 27, 2015

CARDIOME PHARMA CORP.

By:	/s/ William Hunter
Name:	William Hunter
Title:	President and Chief Executive Officer

5

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2014.*

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File*

*	Previously filed

6