Form 40-F
period 2015-12-31
Cardiome Pharma Corp
filed 2016-03-29
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number 000-29338

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

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

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

The Registrant had 20,147,337 Common Shares outstanding as at December 31, 2015.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒             No  ☐

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Securities and Exchange Commission (the “Commission”) as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Registrant’s reports and filings is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2015. See “Disclosure Controls and Procedure” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

B.	Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2015 and has concluded that such internal control over financial reporting was effective as of December 31, 2015. This assessment was based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. See “Internal Control over Financial Reporting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (the “Independent Auditors”), the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" that accompanies the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.	Changes in Internal Control over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2015.

F.	Audit Committee Financial Expert

The Board has determined that Mr. Arthur H. Willms is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act. Mr. Willms is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the Nasdaq Stock Market (“Nasdaq”).

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

The Registrant’s code of ethics, the “Code of Business Conduct and Ethics”, is applicable to all of its employees including the Chief Executive Officer, Chief Financial Officer, other senior officers and members of the Board. The Code of Business Conduct and Ethics can be viewed on the Registrant’s website at www.cardiome.com under “Investors – Overview – Corporate Governance”.

H.	Principal Accountant Fees and Services

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $583,300 for the fiscal year ended December 31, 2015 and $604,900 for the fiscal year ended December 31, 2014.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “Audit Fees” were $nil for the fiscal year ended December 31, 2015 and $nil for the fiscal year ended December 31, 2014.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $42,200 for the fiscal year ended December 31, 2015 and $70,900 for the fiscal year ended December 31, 2014.

All Other Fees

The aggregate fees billed by the Independent Auditors for services other than those reported in the preceding three paragraphs were $nil for the fiscal year ended December 31, 2015 and $nil for the fiscal year ended December 31, 2014.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2015 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

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

J.	Tabular Disclosure of Contractual Obligations

See “Contractual Obligations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.	Identification of Audit Committee

The Registrant has established a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Arthurt H. Willms, Richard M. Glickman, and W. James O'Shea. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the Nasdaq. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2015, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

L.	Nasdaq Exemption

On April 12, 2004, the Registrant informed the Nasdaq that, as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant’s by-laws provide that the minimum quorum for a meeting of shareholders of common shares is two or more shareholders representing at least 20% of the common shares entitled to vote at the meeting. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Canada). The rules of the Toronto Stock Exchange, upon which the common shares are also listed, do not contain specific quorum requirements.

M.	Interactive Data File

The Registrant has submitted to the Commission in Exhibit 101 to this Form 40-F, and concurrently posted on its corporate website, an Interactive Data File.

N.	Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2015.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2015.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 29, 2016

CARDIOME PHARMA CORP.

By:	/s/ William Hunter
	Name:	William Hunter
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2015.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2015.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.