Form 40-F/A
period 2015-12-31
Cardiome Pharma Corp
filed 2016-04-01
CIK 1036141

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

Yes  ☒             No  ☐

Explanatory Note

This Amendment No. 1 to the Registrant's Annual Report on Form 40-F (“Amendment No. 1”) amends the Company’s Annual Report on Form 40-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 29, 2016 (the “Original Form 40-F”). The only amendment to the Original Form 40-F is to include the Management's Report and the Reports of Independent Registered Public Accounting Firm of KPMG LLP, each dated March 8, 2016, which were inadvertently omitted from Exhibit 1.2 (Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2015) in the Original Form 40-F. This Amendment No. 1 does not amend the Audited Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2015.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by the Registrant’s principal executive officer and principal financial officer are filed herewith as Exhibits 31.1 and 32.1 to this Amendment No. 1, and a new consent of KPMG LLP is filed herewith as Exhibit 23.1.

Other than as discussed above, the information in the Original Form 40-F is not reproduced in this Amendment No. 1.  The Original Form 40-F continues to describe conditions as of the date of the Original Form 40-F and the Registrant has not modified or updated other disclosures presented in the Original Form 40-F.  This Amendment No. 1 does not reflect events occurring after the date of the Original Form 40-F nor does it modify or update disclosures affected by subsequent events.  Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1*	Annual Information Form for the fiscal year ended December 31, 2015.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2015.

1.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	Interactive Data File.

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment no. 1 to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 1, 2016

CARDIOME PHARMA CORP.

By:	/s/ William Hunter
	Name:	William Hunter
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Annual Information Form for the fiscal year ended December 31, 2015.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2015.

1.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101*	Interactive Data File.

*	Previously filed