Form 40-F
period 2016-12-31
Cardiome Pharma Corp
filed 2017-03-29
CIK 1036141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 000-29338

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

The Registrant had 31,884,420 Common Shares outstanding as at December 31, 2016.

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2016. See “Disclosure Controls and Procedure” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

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

The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2016 and has concluded that such internal control over financial reporting was effective as of December 31, 2016. This assessment was based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. See “Internal Control over Financial Reporting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit No. 1.3 to this Annual Report on Form 40-F.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (the “Independent Auditors”), the Registrant's Independent Registered Public Accounting Firm, on management's assessment of the Registrant's internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" that accompanies the Registrant's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.	Changes in Internal Control over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2016.

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

(all amounts are in Canadian dollars unless otherwise indicated)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $574,500 for the fiscal year ended December 31, 2016 and $583,300 for the fiscal year ended December 31, 2015.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “Audit Fees” were $45,200 for the fiscal year ended December 31, 2016 for services related to a Swiss limited statutory examination and $nil for the fiscal year ended December 31, 2015.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice and tax planning were $nil for the fiscal year ended December 31, 2016 and $42,200 for the fiscal year ended December 31, 2015 for services related to income tax compliance and advice.

All Other Fees

The aggregate fees billed by the Independent Auditors for services other than those reported in the preceding three paragraphs were $nil for the fiscal year ended December 31, 2016 and $nil for the fiscal year ended December 31, 2015.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

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

J.	Tabular Disclosure of Contractual Obligations

See “Contractual Obligations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.	Identification of Audit Committee

The Registrant has established a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Arthur H. Willms, Richard M. Glickman, and W. James O'Shea. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the Nasdaq. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2016, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2016.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant (File No. 333-209606), and the Registration Statements on Form S-8 of the Registrant (File No. 333-199091 and File No. 333-199092).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 28, 2017

CARDIOME PHARMA CORP.

By:	/s/ William Hunter
Name: William Hunter
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2016.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant (File No. 333-209606), and the Registration Statements on Form S-8 of the Registrant (File No. 333-199091 and File No. 333-199092).