Form 20-F
period 2017-12-31
Cardiome Pharma Corp
filed 2018-04-30
CIK 1036141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:        000-29338

CARDIOME PHARMA CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1441 Creekside Drive, 6th Floor,

Vancouver, British Columbia,

Canada, V6J 4S7

(Address of principal executive offices)

Justin Renz, Chief Financial Officer

Tel: (604) 677-6905

1441 Creekside Drive, 6th Floor,

Vancouver, British Columbia,

Canada, V6J 4S7

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares	Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 34,637,312 Common Shares outstanding as at December 31, 2017.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the Registrant was required to submit and post such files).     Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐   No   ☒

GENERAL MATTERS

In this Annual Report on Form 20-F (the “Annual Report”), all references to the “Company,” “Cardiome,” “our,” “us” or “we” refer to Cardiome Pharma Corp. and its subsidiaries, unless the context clearly requires otherwise.

All references herein to “dollars” and “$” are to U.S. dollars, unless otherwise indicated. All references to “Cdn.$” are to Canadian dollars. On April 26, 2018, the exchange rate for conversion of U.S. dollars into Canadian dollars was $1.00 = Cdn.$1.2862 based upon the Bank of Canada noon rate.

Unless otherwise stated, the information set forth in this Annual Report is as of December 31, 2017.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this Annual Report are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation (“forward-looking statements”), including, without limitation, statements containing the words “believe,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate. Forward-looking statements in this Annual Report include but are not limited to statements relating to:

•	our intention to expand the indications for which we may market AGGRASTAT® (“AGGRASTAT”);

•	our expected commercialization of XYDALBATM (“XYDALBA”) in Belgium, the Netherlands, Canada, certain other European countries and select countries in the Middle East;

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	the ability of the Company and Cipher Pharmaceuticals Inc. (“Cipher”) to consummate the Arrangement (as defined below) on the terms of the Arrangement Agreement (as defined below) between the parties;

•	the receipt of necessary approvals in connection with the Arrangement including court, shareholder, stock exchange, regulatory and other third party approvals;

•	the special meeting of shareholders of Cardiome to be held to consider and approve the Arrangement and the anticipated timing thereof;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Canada, Europe and other countries;

•	our intended use of proceeds raised from equity and debt financings;

•	the cost of post-market regulation if we receive necessary regulatory approvals;

•	our ability to meet certain revenue milestones under the CRG Term Loan (as defined below);

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	our ability to enroll patients in our clinical trials;

•	the benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	payments and royalties expected upon the achievement of certain sales milestones;

•	our estimates of the size of the potential markets for our product candidates;

•	our selection and licensing of product candidates;

•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	our distributors’ and licensees’ compliance with the terms of their agreements and with relevant regulations and licenses;

•	sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our creation and maintenance of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;

•	our creation and maintenance of an effective logistics infrastructure for supply and delivery of our approved products;

•	the rate and degree of market acceptance of our products;

•	the pricing of our products;

•	whether we will receive and the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our retention and hiring of qualified employees in the future;

•	the manufacturing capacity of third-party manufacturers for our product candidates;

•	our ability to negotiate and maintain third-party manufacturing and supply contracts and the party’s performance under contract;

•	our ability to maintain or reduce third-party manufacturing costs;

•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;

•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;

•	our intention to continue directing a significant portion of our resources into international sales expansion;

•	our ability to get our products approved for use in hospitals; and

•	government legislation in all countries in which we already, or hope to, sell our products, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements.

Such forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that we will be able to reach agreements with regulatory agencies on executable development programs, the assumption that recruitment to clinical trials will continue at rates similar to our completed trials, the assumption that the regulatory requirements, including patient exposure, for approval of marketing authorization applications/new drug approvals will be maintained, the assumption that genericisation of markets for AGGRASTAT will proceed according to estimates, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationships with our suppliers and service providers will be maintained, the assumptions relating to the availability of capital on terms that are favorable to us and the assumptions relating to the feasibility of future clinical trials.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these forward-looking statements, prospective purchasers should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in this Annual Report. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties related to the fact that:

•	we will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding;

•	we have a history of significant losses and a significant accumulated deficit;

•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;

•	we may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management;

•	if we are unable to make our regularly scheduled payments under our term loan or are unable to meet minimum annual revenue requirements, we could have a covenant violation;

•	we are subject to certain restrictive covenants;

•	we are dependent on five products for substantially all of our current revenues;

•	we are exposed to generic product risk which may result in a decline in sales of AGGRASTAT;

•	we have substantial competition in the life sciences industry and with respect to our products;

•	we are subject to the risks associated with product liability claims, insurance and recalls;

•	we rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability;

•	we rely on our supply chain and the supply chain of third parties to provide our products, and supply chains may fail due to inadequacies in their systems and processes, in execution and for unforeseen reasons;

•	we rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance, medical information and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure;

•	we rely on third party distributors in many markets to sell our products and such third parties may fail to meet their obligations;

•	government legislation could adversely impact our ability to obtain product reimbursement and economically price our products and may be difficult to interpret or comply with, resulting in additional costs to conduct our business in certain countries;

•	compulsory licensing and/or generic competition may affect our business in certain countries;

•	if we are not able to convince public payors and hospitals to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected;

•	our hospital customers may be late in their payments and in some cases may not pay monies owed;

•	our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means;

•	we rely on proprietary technology, the protection of which can be unpredictable and costly;

•	there may be an unauthorized disclosure of a significant amount of confidential information under our control;

•	clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain;

•	the results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later trials or in the commercial setting;

•	our industry is subject to health and safety risks;

•	our approved products may not achieve or maintain expected levels of market acceptance;

•	we are dependent upon our key personnel to achieve our business objectives;

•	we are exposed to concentration of credit risk relating to major distribution relationships and customers in certain geographic regions;

•	our policies and estimates regarding returns, allowances and chargebacks may reduce revenue in future periods;

•	our inventory has a limited shelf life and may require write-downs;

•	we are exposed to risks relating to the write-down of intangible assets, which comprises a significant portion of our total assets;

•	we may face exposure to adverse movements in foreign currency exchange rates;

•	if we were to lose our foreign private issuer under United States federal securities laws, we would likely incur additional expenses associated with compliance with the United States securities laws;

•	we are subject to risks inherent in foreign operations;

•	there are uncertainties with respect to data protection laws in Europe;

•	failure to comply with the United States Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada) (the “CFPOA”) could subject us to penalties and other adverse consequences;

•	legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations;

•	our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products;

•	any of our product candidates that receive regulatory approval could be subject to extensive post-market obligations that can affect sales, marketing and profitability;

•	obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries;

•	our business depends heavily on the use of information technologies; and

•	there can be no certainty that the Arrangement will be completed.

Other factors are described in detail in this Annual Report and our filings with the United States Securities and Exchange Commission (the “SEC”) (available through the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at http://www.sec.gov) and the Canadian securities regulatory authorities (available on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com).

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The selected consolidated financial information as at and for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013 has been derived from our audited financial statements and accompanying notes.

The selected consolidated financial information set forth below should be read in conjunction with the consolidated financial statements and notes thereto included in Part 1, Item 18 and discussions in Part 1, Item 5 “Operating and Financial Review and Prospects” included in this Annual Report. The selected consolidated financial information set out below may not be indicative of our future performance.

Summary Financial Information
Under U.S. GAAP
(in thousands, except share and per share amounts)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Statement of Operations Data
Revenue	$24,008	$25,256	$20,910	$30,042	$4,511
Operating loss	(22,979)	(14,551)	(22,081)	(16,585)	(16,697)
Net income (loss)	(29,811)	(19,619)	(24,462)	(18,227)	4,773

Basic earnings (loss) per common share	(0.90)	(0.78)	(1.34)	(1.12)	0.37
Diluted earnings (loss) per common share	(0.90)	(0.79)	(1.34)	(1.12)	0.37

Balance Sheet Data
Total assets	$66,812	$67,057	$48,228	$50,115	$47,332
Net assets	16,190	34,024	19,936	17,139	22,644
Long-term debt	40,000	19,391	10,000	12,000	-
Deferred consideration	-	2,815	5,097	7,588	10,685
Common stock	353,483	344,928	312,019	284,760	272,083
Number of common shares at year-end	34,637,312	31,884,420	20,147,337	16,591,002	14,958,277
Dividends	-	-	-	-	-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following risks in addition to the other information included in this Annual Report, including our historical consolidated financial statements and related notes, before you decide to purchase our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline and you could lose part or all of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations.

We will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require significant additional capital resources to expand the commercialization and sales of our products and to further develop vernakalant (IV) in the United States (and elsewhere). Advancing our product candidates, market expansion of our currently marketed products or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience more generic competition for AGGRASTAT from other life sciences companies or in more markets than anticipated;

•	we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals or commercializing our products in the various markets where we hope to sell our products;

•	we experience unexpected or increased manufacturing or other supply chain costs;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;

•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we are required to perform additional pre-clinical studies and clinical trials;

•	we consummate suitable business development opportunities;

•	we elect to develop, acquire or license new technologies, products or businesses; or

•	we are required to conduct pharmacoeconomic studies for reimbursement and/or Phase 4 studies for assessment of real-world use and safety.

We have a history of incurring operating losses and negative cash flows from operations. After taking into consideration shares that can be sold under the LPC Purchase Agreement (defined below) and under the existing prospectus, we will have sufficient capital to fund our current planned operations during the twelve-month period subsequent to the issuance of our annual financial statements but will not retain sufficient cash to meet our minimum liquidity requirements under the CRG Term Loan (defined below). These factors raise substantial doubt about our ability to continue as a going concern within one year from the financial statements issuance date. We currently expect that the Arrangement Agreement (defined below), which is subject to shareholder approval, will close in the second quarter of 2018 and that we will receive Cdn.$24.5 million on closing, plus Cdn.$1.0 million being placed into escrow. The amount in escrow will be reduced by Cdn.$250,000 in each of the four successive quarters after closing. There can be no assurance that we will be able to obtain shareholder approval for the proposed transaction.

We have a history of significant losses and a significant accumulated deficit.

Although we have been involved in the life sciences industry since 1992, we had, prior to the launch of BRINAVESS® (“BRINAVESS”) and the acquisition of AGGRASTAT, XYDALBA, TREVYENT® (“TREVYENT”), ESMOCARD® (“ESMOCARD”) and ESMOCARD LYO® (“ESMOCARD LYO”) and ZEVTERA®/MABELIO® (“ZEVTERA/MABELIO”) only been engaged in research and development. Before Merck, Sharp & Dohme ("Merck") obtained marketing approval for BRINAVESS in the European Union, Iceland and Norway in September 2010, and launched BRINAVESS in a number of European countries in 2010, none of our product candidates had been approved for marketing or commercialized. Accordingly, we have only recently begun to generate revenue from product sales and have incurred significant operating losses. Net losses for the years ended December 31, 2017 and 2016 were approximately $29.8 million and $19.6 million, respectively. At December 31, 2017, our accumulated deficit was $392.9 million. Our losses in 2017 resulted primarily from selling, general and administration ("SG&A") expenses associated with costs required to support the launch of XYDALBA, ZEVTERA/MABELIO, the initiation of a Canadian sales force and an increase in fees associated with business development activities. We cannot assure you that we will generate sufficient revenues in the future or achieve profitable operations.

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

We had negative operating cash flow for the financial years ended December 31, 2017 and December 31, 2016. We anticipate that we will continue to have negative cash flow unless our product sales are able to generate a positive cash flow. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to us.

We may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management.

As part of our business strategy, we may also continue to acquire additional companies, products or technologies principally related to, or complementary to, our current operations. At any given time, we may be evaluating new acquisitions of companies, products or technologies or may be exploring new licensing opportunities, and may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting due diligence with respect to such opportunities. Any such acquisitions will be accompanied by certain risks including, but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

•	disruption of our ongoing business;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired company;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

If we are unable to make our regularly scheduled payments under the CRG Term Loan or are unable to meet minimum annual revenue covenants, we could have a covenant violation.

Under the CRG Term Loan, we are required to make regular quarterly payments and meet minimum annual revenue covenants. To the extent that we are unable to generate sufficient cash flow to make our regularly scheduled payments or meet our minimum annual revenue covenants, this could result in a breach of the facility, which would require us to repay the entire amount of the CRG Term Loan outstanding. This could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain restrictive covenants.

Restrictive covenants in the CRG Term Loan impose financial and other restrictions on us. Under the CRG Term Loan, we must meet specified financial covenants, including carrying a minimum balance of unrestricted cash and cash equivalents or meeting certain annual revenue targets. To the extent that we are not able to satisfy the requirements in the CRG Term Loan or if we are not in compliance with the specified financial covenants, as adjusted by the second amendment, including meeting certain annual revenue covenants, we may be in breach of the facility which would require us to exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue for the year or repay outstanding amounts. Exercising the cure right or repaying the entire amount of the CRG Term Loan outstanding could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on five products for substantially all of our current revenues.

Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our products decline in the future, or our cost to manufacture, distribute or market our products increase in the future, our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our common shares to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our common shares could be significant.

We are exposed to generic product risk which may result in a decline in sales of AGGRASTAT.

AGGRASTAT is a mature product which faces generic competition and may experience a decline in product sales in several markets. Competition from generic equivalents that would be sold at a price that is less than the price at which we currently sell AGGRASTAT could have a materially adverse impact on our business, financial condition and operating results. Our efforts to enhance the marketing of AGGRASTAT through our direct sales force and to expand the indications for which we may market AGGRASTAT may not be successful in addressing or mitigating the effect of generic competition.

We have substantial competition in the life sciences industry and with respect to our products.

The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. GP IIb/IIIa inhibitors that AGGRASTAT competes with include ReoPro from Eli Lilly and Company and Johnson & Johnson/Centocor, Inc., Angiomax from The Medicines Company, and Integrilin from Merck. Antiarrhythmics that BRINAVESS competes with include generic competitors such as flecainide, propafenone, ibutilide and amiodarone. Competitors of dalbavancin include Zyvox from Pfizer, Cubucin from Merck, Tygacil from Pfizer, and generic competitors such as Vancomycin and Targocid.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals, distribution and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our product candidates obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel. If we fail to develop new products or enhance our existing products in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

We are subject to the risks associated with product liability claims, insurance and recalls.

Our pharmaceutical products have undergone extensive clinical testing and have been approved by the applicable regulatory authorities prior to sale in the European Union and other countries or regions. Certain aspects of our clinical trials, including the design of the trials, the manufacture and storage of clinical trial material, the enrollment, dosing and follow-up of patients, the recording of trial data and the analysis of results, have been, and may in the future be, sponsored and conducted by third-party academic investigators who have not been under our supervision or control. We therefore may not have independently verified or audited the data or clinical trial sites, and may not do so in the future. Despite all reasonable efforts to ensure safety, it is possible that we, our suppliers or our distribution partners may sell products which are defectively manufactured or labelled, contain defective ingredient components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, harmful side effects, physician experience in prescribing our products, failure to adhere to approved labelling, failure to adhere to good clinical practices, good pharmacovigilance practices and good manufacturing practices, or the non-compliance with clinical protocols by us or our academic investigators, the presence of other harmful conditions in a clinical trial, inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and it may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims as a result of the administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down – notably in the United States and other common law jurisdictions – against pharmaceutical companies based on claims for injuries allegedly caused by the use of their products. The expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts) and obtaining indemnification from partners (subject to the terms of each specific agreement). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available or that our reputation is negatively affected as a result.

We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability.

All of our products are manufactured by third parties. The production of our products also requires raw materials obtained from third parties, and the sources and quantities of such raw materials are limited. Aside from contractual rights and remedies pertaining to our agreements, there can be no assurance that our manufacturers or raw material providers will supply sufficient quantities of our products, the products supplied will meet our quality standards, or that the products supplied will be on commercially acceptable terms. Any delays or deficiencies in the supply of products will affect the marketing and sales of our products and might expose us to financial costs, penalties, lawsuits, product recalls or reputational harm. If we were to seek alternative sources of supply, we may not be able to find alternative supply arrangements with commercially reasonable terms or at all. Also, we have committed under certain licensing and collaboration arrangements to supply third party distributors with product. If we are unable to fulfill such obligations, we may be in breach of the respective arrangements and may face financial penalties, lawsuits or other claims, weakened negotiating position in future third party agreement negotiations or reputational harm.

In addition, our third-party drug, device and chemical manufacturers are subject to various regulatory inspections, including those conducted by the U.S. Food And Drug Administration (the “FDA”), to ensure strict compliance with good manufacturing practices and other government mandated quality standards regulations. While we are obligated to audit the performance of our third-party contractors, we do not have complete control over their compliance. We could be adversely impacted if our third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may commence enforcement actions, including public warning letters, costly inspections, fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on our business, financial condition, and results of operations.

Our third parties may also be unable to produce required amounts of chemical, drug, and/or devices at a price that has been agreed upon, or which is commercially viable.

Our third parties may elect to discontinue manufacturing our products. As a result, we may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes us to find alternative third parties may cause an interruption in supplies and we may not be able to fulfill existing or new product orders, which could subject us to contractual claims or adversely affect our business, financial condition or results of operations.

We rely on our supply chain and the supply chain of third parties to provide our products, and such supply chains may fail due to inadequacies in their systems and processes, in execution, and for unforeseen reasons.

We rely on our supply chain and the supply chain of third parties to provide our products (and ingredients or components thereof). These supply chains are complex, and may fail for a variety of reasons, including for example, failure to provide adequate quality control and/or quality assurance in supply chain systems and processes, a lack of coordination between various aspects of the supply chain, failure of logistics providers, and inadequate inventory management and/or order management.

In addition, our supply and the supply chain of third parties who provide our products (and ingredients or components thereof) are global in nature, and hence subject to unforeseen problems, including for example, local regulatory risks, currency fluctuations, natural disasters, and economic, social and/or political instability within a particular country or region. If any such supply chain issues occur, we may not be able to fulfill existing or new product orders, which could subject us to contractual claims or adversely affect our business, financial condition or results of operations.

We rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure.

We rely on third parties to perform critical services, including preclinical testing, clinical trial management, regulatory, pharmacovigilance, medical information and logistical services.

These third parties may not be available on acceptable terms when needed or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. This non-compliance may be due to a number of factors, including inadequacies in third-party systems and processes or execution failure. We may also experience unexpected cost increases that are beyond our control. As a result, we may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes us to find alternative third parties may cause a delay, extension or termination of our preclinical studies, clinical trials or the commercialization of our product candidates and we may incur significant costs to replicate data that may be lost. These third parties may also have relationships with other commercial entities, some of which may compete with us. In addition, if such third parties fail to perform their obligations in compliance with regulatory requirements and our protocols, our preclinical studies or clinical trials may not meet regulatory requirements or may need to be repeated and our regulatory filings, such as our marketing authorizations or New Drug Submission (“NDS”), may not be completed correctly or within the applicable deadlines. As a result of our dependence on third parties, we may face delays or failures outside of our direct control in our efforts to develop and commercialize product candidates.

We rely on third party distributors in many markets to market and sell our products and such third parties may fail to meet their obligations.

We rely on third party distributors to market and sell our products in many markets. These distributors may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. These distributors may not meet the minimum contractual sales requirement or the minimum sales target mutually agreed upon by both parties. The inability to meet minimum sales requirement or sales target may be due to a number of factors, including inadequate resources devoted to sell our products or failure in the distributor’s sales efforts. The distributors may be responsible for negotiating reimbursements from third party payers for the cost of our products. If our distributors cannot achieve acceptable profit margins on our products, they may reduce or discontinue the sale of our products. As a result of our dependence on third party distributors, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Government legislation could adversely impact our ability to obtain product reimbursement and economically price our products and may be difficult to interpret or comply with, resulting in additional costs to conduct our business in certain countries.

In many of the markets we sell to, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of our products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. For example, we are seeking, but have not yet received reimbursement for BRINAVESS in several major European markets, including Italy, the United Kingdom and France. There can be no assurance that we will be reimbursed or receive commercially viable pricing. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If we fail to achieve the listing of our products, it will affect the physicians’ decisions regarding the use of our products.

New and existing government legislation in the markets in which we sell or anticipate selling our products may also be difficult to interpret or comply with. Such difficulties may cause slower product introductions in new countries or the termination of sales of our products in existing countries. Violations of any such legislation may lead to financial penalties, product bans or claims brought by regulatory agencies or local or national governments, all of which would have adverse effects on our business, results of operations and financial condition.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries, governmental authorities and other groups have suggested that companies which manufacture medical products (e.g., pharmaceuticals) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical company does not do so, its patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

If we are not able to convince public payors and hospitals to include our products on their approved formulary lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Hospitals establish formularies, which are lists of drugs approved for use in the hospital. If a drug is not included on the hospital’s formulary, the ability of our distribution partners and key account managers to promote and sell our drugs may be limited or denied. If we fail to secure and maintain formulary inclusion for our drugs on favorable terms or are significantly delayed in doing so, we may have difficulty achieving market acceptance of our drugs and our business, results of operations and financial condition could be materially adversely affected.

Our hospital customers may be late in their payments and in some cases may not pay monies owed.

Hospital customers that may purchase our products and product candidates, if approved, generally bill public payors to cover all or a portion of the costs and fees associated with these purchases. Our revenue and financial condition depend on the extent to which our customers are reimbursed for these costs and fees, and the extent to which such payments are made to us according to the timelines required by our contracts or general terms and conditions. Such payments may be delayed or withheld for many reasons, including, but not limited to, regulatory requirements of local and national governments, reimbursement requirements of public payors, the financial condition or access to capital of our customers and public payors or the deterioration of general or local economic conditions. The non-payment or late payment of amounts due from our customers and public payors may impact the timing of receipt of cash, or we may not receive the cash at all which would negatively impact our financial condition. In addition, we may have to increase our allowance for doubtful accounts or write-off accounts receivable, which would also negatively impact our financial position and results of operations. If collectability is not reasonably assured at the time of sale, we may not be able to recognize revenue until cash is collected which would make it difficult to forecast our revenues accurately. We may, as a result, experience significant unanticipated fluctuations in our revenues from period to period. Any failure to achieve anticipated revenues in a period may also cause our stock price to decline.

In addition, many European countries have been severely impacted by the widespread economic recession that began in 2008, the effect of which continued in 2017. Conditions such as a tighter credit environment, declining business and consumer confidence, as well as increased unemployment have contributed to the economic volatility in these regions. As a result of the continued turbulence in Europe, account collection from hospitals in certain regions takes longer now than in the past. Any delay in collection or an inability to collect could have a material adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means.

The government and regulatory authorities in the United States, and in Europe and other markets in which we sell our products may propose and adopt new legislation and regulatory requirements relating to pharmaceutical approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products. Significant changes in the healthcare system in the European Union and other countries may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our business, financial condition and results of operations.

We rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success depends in part upon our ability and the ability of our partners to obtain patent protection or patent licenses for our technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any such application for patent protection and patent licenses can be unpredictable.

Our patent portfolio related to vernakalant contains issued United States and European patents (as well as other patents issued worldwide) with composition of matter claims specific to vernakalant and/or claims specific to the use of vernakalant to treat arrhythmia. Our patent portfolio related to tirofiban hydrochloride is much more limited, in that most of our patents related to the compound in a formulation have already expired or will be expiring within the next few years. We will not have any patent protection on tirofiban hydrochloride once all of the patents expire. We also rely upon the patent portfolios of our partners (where we have in-licensed a particular product).

It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or our partners, or their underlying technology. Further, countries in which we sell our products may not protect intellectual property rights to the same extent as the laws of Europe or the United States, and may lack rules and procedures required for defending our patents. Third parties may attempt to circumvent our patents by means of alternative designs and processes. Third parties may also independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications. There is a risk that any patents issued relating to our products or any patents licensed to us may be successfully challenged or that the practice of our products might infringe the patents of third parties. If the practice of our products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. In addition, disputes may arise as to the rights to know-how and inventions among our employees and consultants who use intellectual property owned by others for the work performed for our company. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.

In certain instances, we or our partners may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or that confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We or our partners could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. We or our partners may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether we would prevail in any such action. In addition, to the extent one of our partners controls a litigation, we may not be able to adequately protect our interests in a specific market. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

There may be an unauthorized disclosure of a significant amount of confidential information under our control.

We maintain and manage personal information obtained from our customers, as well as confidential information relating to our technology, research and development, production, marketing and business operations and those of our customers and collaborators, in various forms. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. Unauthorized disclosures of such information could subject us to complaints or lawsuits for damages or could otherwise have a negative impact on our business, financial condition, results of operations, reputation and credibility.

Clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain.

Before we or our partners can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time-consuming. The ACT 5 trial for vernakalant (IV) was terminated following a single unexpected serious adverse event of cardiogenic shock experienced by a patient in the study and the development program is currently on clinical hold in the United States. If the FDA removes the clinical hold in the United States and allows us to initiate clinical trials, the proposed scope and duration of the vernakalant (IV) clinical program required to obtain regulatory approval must be agreed to by the FDA. Even if we are able to restart the development program, there can be no assurance that the trials will be feasible or successful. Clinical trials, including the post approval safety study for vernakalant (IV), may be subject to significant delays and their outcome may be negatively affected due to various causes, including:

•	our inability to find collaboration partners;

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials imposed by the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	delays in enrolling patients in the trial;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry, including Cardiome, have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Additionally, sizing of a trial is based on previous experience of response rates in the control group to vernakalant. Failure to accurately predict event rates may lead to a clinical trial being inadequately powered resulting in an insignificant result. Pre-clinical data and the clinical results we have obtained for vernakalant (IV) and other products may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

If vernakalant (IV) fails to demonstrate sufficient safety and efficacy in ongoing or future clinical trials, we could experience potentially significant delays in, or be required to abandon development of, our product candidates currently under development.

In October 2010, we announced that patient enrollment in the ACT 5 study of vernakalant (IV) had been suspended and the vernakalant (IV) clinical development program had been placed on clinical hold by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). We are continuing discussions with the FDA regarding the potential path for vernakalant (IV) in the United States; however, we have yet to reach agreement with the FDA. Until such time that we reach a resolution, vernakalant (IV) remains on clinical hold. In the event that we are unable to agree on an executable and mutually acceptable development path, vernakalant (IV) will not receive marketing approval in the United States.

Our industry is subject to health and safety risks.

We produce products for human ingestion. While we take substantial precautions such as laboratory and clinical testing, toxicology studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Products produced by us may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

Further, we could be forced to discontinue production of certain products, which would harm our profitability. Cardiome maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits and could have a significant adverse effect on our reputation.

Our approved products may not achieve or maintain expected levels of market acceptance.

Even if we are able to obtain regulatory approvals for our product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

•	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

•	scope of approved uses and marketing approval;

•	timing of market approvals and market entry;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	availability of alternative products from our competitors;

•	acceptance of the price of our products; and

•	ability to market our products effectively at the retail level.

In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing, arrangements with third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our common shares to decline.

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

We are dependent upon our key personnel to achieve our business objectives.

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.

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

Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales or development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

We are exposed to concentration of credit risk relating to major distribution relationships and customers in certain geographic regions.

We have distribution contracts with certain third parties that contribute to a significant portion of our revenue. Due to the concentration of sales and receivables in these certain distributors, the credit risk associated with these accounts are of particular significance to us. If one or several of these distributors fails to fulfill its payment obligations or reduces their business with us, there may be a material adverse effect on our business, financial condition and results of operations.

Our policies and estimates regarding returns, allowances and chargebacks may reduce revenue in future periods.

Reserves on sales are calculated based on prior experience and best estimates of the impact in subsequent period in accordance with our established policy. We cannot ensure that the adequacy of the reserves or actual product returns, allowances and chargebacks will not exceed the estimates. Inadequate reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our inventory has a limited shelf life and may require write-downs.

We value inventory for accounting purposes at the lower of cost determined on a first-in, first-out basis, and net realizable value. For inventory which has reached its expiration or that is close to expiration and not expected to the sold, we establish the associated reserve to reflect such inventory cost as it is not expected to be recoverable. Even though on a regular basis, management reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any write-down could have a material adverse effect on our business, financial condition, and results of operations.

We are exposed to risks relating to the write-down of intangible assets, which comprises of a significant portion of our total assets.

A significant amount of our total assets relate to our licenses, marketing rights, trade name and patents associated with BRINAVESS, AGGRASTAT, ZEVTERA/MABELIO and XYDALBA. As of December 31, 2017, the carrying value of our intangible assets was approximately $27.8 million. In accordance with U.S. GAAP, we are required to review the carrying value of our intangible assets for impairment periodically or when certain triggering events occur. In case of events such as generic competition, our inability to manufacture, or our inability to obtain sufficient raw materials, sales of the related product may decline and impairment in the carrying value of the intangible asset may have occurred. Such impairment will result in a write-down of the intangible asset and the write-down is charged to earnings during the period in which the impairment occurs. The write-down of any intangible assets could have a material adverse effect on our business, financial condition, and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates.

Our loans and a portion of our revenue are denominated in U.S. dollars. However, our business has expanded internationally and, as a result, a significant portion of our revenues and expenses are denominated in Euros, Canadian dollars and other foreign currencies. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations.

If we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with the United States securities laws.

As a foreign private issuer, as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain of the provisions of the United States federal securities laws. Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies. For example, the United States proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of United States companies, such as Forms 10-K, 10-Q and 8-K.

Compliance with these additional disclosure and timing requirements under U.S. securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements under the U.S. Securities Act of 1933, as amended (the “Securities Act”), that apply to U.S. companies or to foreign private issuers not eligible to use the multi-jurisdictional disclosure system, which could limit our ability to access the capital markets in the future.

We are subject to risks inherent in foreign operations.

We intend to continue to pursue international market growth opportunities, such that international sales are likely to continue, at least in the near future, to account for a significant portion of our revenue. We have committed, and intend to commit, significant resources to our international sales and marketing activities. We are subject to a number of risks associated with our international business operations and sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Canada, Europe and other countries that apply to our international operations, including import and export legislation;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expenses of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	differing tax structures and related potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	unauthorized copying or use of our intellectual property;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures we implement to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

There are uncertainties with respect to data protection laws in Europe.

From 1998 to 2000, “Safe Harbour Privacy Principles” were developed in order to prevent private organizations within the European Union or the United States, which store customer data, from accidentally disclosing or losing customer information. In July 2000, the European Commission decided that U.S. companies complying with these principles and which met European Union requirements would fall under the Safe Harbour Privacy Principles.

In October 2015, the Court of Justice for the European Union nullified the Safe Harbor Privacy Principles. In early 2016, German authorities initiated legal proceedings against several companies that were still transferring personal data to the United States under the now invalidated Safe Harbor Privacy Principles. On February 29, 2016, the European Commission unveiled new legal texts which, if approved, would create the EU–U.S. Privacy Shield, which will impose stronger obligations on companies in the United States to protect the personal data of Europeans and stronger monitoring and enforcement by the U.S. Department of Commerce and Federal Trade Commission. These new legal texts are still subject to public comment, and have not been enacted.

Cardiome is headquartered in Vancouver, Canada, and has offices in many European countries, as well as an office in the United States. Given the uncertainty associated with the current legal environment for data protection in Europe, it is possible that, despite best efforts, we or any of our third-party distributors, suppliers, manufacturers or regulatory service providers might run afoul of currently developing laws associated with data privacy in Europe. Violations of such laws might subject us to lawsuits, fines, penalties or injunctions that could negatively affect our business, financial condition or results of operations.

Failure to comply with the FCPA, as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the CFPOA), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g. the United Kingdom’s Bribery Act, the CFPOA and the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

The pre-clinical and clinical trials of any products developed by us or our future collaborative partners, if any, and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by Health Canada’s Therapeutic Products Directorate (the “TPD”), in the European Union by the European Medicines Agency (the “EMA”), and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In connection with our pre-clinical studies and clinical trials for vernakalant (IV) and other product candidates, we are required to adhere to extensive regulations established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We, or our future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research is subject to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data. In addition, the relevant regulatory authority or independent review board may modify, suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits.

In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, such as refusals from regulatory authorities to accept our marketing applications for review. We may have limits imposed on us, or clinical trials or our product candidates. Unfavorable results from our clinical data may require us to limit the indications sought in connection with the product candidate or otherwise limit our ability to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy or views during the period of product marketing, product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may be unable to receive required regulatory approvals for product candidates developed by us.

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

Any of our product candidates that receive regulatory approval could be subject to extensive post-market obligations that can affect sales, marketing and profitability.

With respect to any drug candidates for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, TPD, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. Any post-approval commitments required by the regulatory agencies as a condition of approval, such as registration studies, may not be feasible. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current good manufacturing practices. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with good manufacturing practices requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable good manufacturing practices requirements. Failure or delay by any manufacturer of our products to comply with good manufacturing practices regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability. We are also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by good manufacturing practices is maintained throughout the distribution network. In addition, we are subject to regulations governing the import and export of our products.

Sales and marketing of pharmaceutical products are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. In addition, we are subject to regulations governing the design, testing, control, manufacturing, distribution, labelling, quality assurance, packaging, storage, shipping, import and export of our products and product candidates. Failure to comply with applicable legal and regulatory requirements may result in negative consequences to us, including but not limited to:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States, Europe or Canada;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.

In the future, the regulatory climate might change due to changes in the FDA and other regulatory authorities’ staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.

Obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries.

We aim to obtain regulatory approval for our drug candidates in the United States and the European Union, as well as in other countries. To obtain regulatory approval to market any FDA or EMA approved products outside of the United States or European Union, as the case may be, we must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA or EMA approval. The regulatory approval process in other countries may include all of the risks associated with FDA or EMA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States or the European Union, including the risk that our product candidates may not be approved for all indications requested or that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labelling and possibly sales and marketing.

Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications or criminal prosecution.

Our business depends heavily on the use of information technologies.

Several key areas of our business depend on the use of information technologies, including sales and marketing, production, manufacturing and logistics, as well as clinical and regulatory matters. Despite our best efforts to prevent such behaviour, third parties may nonetheless attempt to hack into our systems and obtain data relating to our pre-clinical studies, clinical trials, patients using our products or our proprietary information on our products. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our efforts, or those of our third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on our business, operating results and financial condition.

There can be no certainty that the Arrangement will be completed.

As more particularly described in Item 4.A “History and Development of the Company,” we have entered into the Arrangement Agreement with Cipher and Correvio Pharma Corp. (“Correvio Pharma”), pursuant to which Cipher will acquire our Canadian business portfolio. Completion of the Arrangement is subject to certain conditions that may be outside our control, including, without limitation, the requisite approvals of our shareholders, the receipt of court approval and approval of the Toronto Stock Exchange (the “TSX”) and Nasdaq Stock Market (the “Nasdaq”). There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all.

If the Arrangement is not completed, the market price of our common shares may decline and our business may suffer. In addition, we will remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement. If the Arrangement is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent. Additionally, if the Arrangement Agreement is terminated in certain circumstances, we would be required to pay a termination fee of Cdn.$2.5 million, which could have an adverse effect on our financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company

Corporate History

We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act (the “CBCA”) and effected a four-to-one share consolidation. On March 1, 2009, we amalgamated with Cardiome Research and Development (Barbados), Inc. (previously our wholly-owned subsidiary). On March 20, 2009, we registered under the Business Corporations Act (British Columbia) as an extra-provincial company. On April 9, 2013, we effected a five-to-one share consolidation of our common shares and began trading on a post-consolidation basis on April 12, 2013.

Our registered office is located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, Canada, V7X 1L3 and our head office and principal place of business are located at 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7. Our telephone number is 1-604-677-6905.

We have appointed CT Corporation System as our agent for service of process in the United States. CT Corporation System’s head office is located at 111 Eighth Avenue, New York, New York, United States, 10011.

Our common shares trade on the TSX under the symbol “COM” and on the Nasdaq under the symbol “CRME.”

Corporate Overview

We are a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, AGGRASTAT and BRINAVESS, which are commercially available in markets outside of the United States. We have licensed a European-approved antibiotic, XYDALBA (dalbavancin) that we have launched commercially in Germany, the United Kingdom, France, Ireland, Finland and Sweden and we expect to commercialize in Belgium, the Netherlands, Canada, certain other European countries and select countries in the Middle East over time. We have also licensed ZEVTERA/MABELIO (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, we have also licensed commercialization rights to a pre-registration drug/device combination product, TREVYENT, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States and commercialization rights to cardiology products ESMOCARD and ESMOCARD LYO (esmolol hydrochloride) in certain European countries.

AGGRASTAT (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. AGGRASTAT is currently registered and approved in more than 60 countries worldwide. We acquired the marketing rights outside of the United States to AGGRASTAT as part of the transaction in which we also acquired Correvio LLC and its subsidiaries, a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

XYDALBA (dalbavancin) was approved by the EMA in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name XYDALBA in certain countries outside the United States and Dalvance® ("DALVANCE") in the United States. Cardiome launched XYDALBA in Germany and the United Kingdom in December 2016 and in France in February 2017.

BRINAVESS (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESS is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

Both AGGRASTAT and BRINAVESS are commercially available outside of the United States, through our own direct sales force in Europe and Canada as well as through our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

ZEVTERA/MABELIO (ceftobiprole medocaril sodium) is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Ceftobiprole is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP).

TREVYENT (treprostinil sodium) is a development stage drug/device combination product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

ESMOCARD (esmolol hydrochloride) is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings.

Recent Developments

Board and Management

On May 16, 2017, we announced several changes to our senior management team. Justin Renz was appointed to the position of Chief Financial Officer, Jennifer Archibald was appointed to the position of Chief Business Operations Officer, David Dean was appointed to the position of Chief Business Development Officer, and Hugues Sachot was appointed to the position of Chief Commercial Officer. Jennifer Archibald resigned on October 31, 2017.

Products

SteadyMed’s NDA Submission of TREVYENT

On July 3, 2017, SteadyMed submitted a new drug application (“NDA”) to the FDA for TREVYENT. On August 31, 2017, SteadyMed announced that they received a Refusal to File (“RTF”) letter from the FDA relating to the NDA. On September 28, 2017, SteadyMed announced that they had submitted a Type A Meeting Request and Briefing Document to the FDA in response to the RTF. On December 8, 2017, SteadyMed announced that they had received final minutes from the FDA on the work necessary to resubmit its NDA. SteadyMed expects NDA submission to occur before the end of 2018. We plan to submit regulatory filings for TREVYENT in Europe and Canada shortly following SteadyMed’s NDA resubmission to the FDA.

U.S. Regulatory Update for BRINAVESS

On August 21, 2017, we received a response from the FDA’s Cardiorenal Division indicating that they did not agree that the data package we proposed would be sufficient to support an NDA resubmission. The program remains on clinical hold pending agreement of a suitable development path. We intend to continue discussions with the FDA on possible paths forward regarding this program.

License Agreement for ZEVTERA/MABELIO

On September 11, 2017, we entered into a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize ZEVTERA/MABELIO in 34 European countries and Israel. As consideration for the rights and licenses granted, we made an upfront payment of $5.2 million to Basilea. Additional payments will be due to Basilea upon the achievement of various milestones. Royalty payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales.

Financing

Amended Term Loan Agreement with CRG-Managed Funds

On May 11, 2017, we amended the terms of our term loan agreement with CRG-managed funds (the “CRG Term Loan”). Under the terms of the amended agreement (“the first amendment”), up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016 when we entered into the original term loan agreement and was used to extinguish existing long-term debt from Midcap and for general corporate purposes. A second tranche of $10.0 million was drawn on the date of the amendment. A third tranche of $10.0 million was drawn on August 8, 2017. A fourth tranche of up to $10.0 million in increments of $5.0 million is available to us on or prior to March 31, 2018 if we are able to reach certain revenue milestones.  Notwithstanding the foregoing, the fourth tranche may be available to us if we and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of our assets. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by us, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by us, the period in which we, at our option, may split our interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the year ended December 31, 2017, we paid in-kind interest of $0.8 million. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan, including any paid in-kind interest, will be payable to CRG.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the amended agreement. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

We are required to meet certain annual revenue covenants, starting for the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be considered repayment of principal. On March 27, 2018, we entered into an agreement with CRG to amend the terms to adjust the annual revenue covenants (“the second amendment”). In consideration for the second amendment, we issued 800,000 warrants with a strike price of $2.50 per common share to CRG on the date of the second amendment. The warrants have a term of 5 years. We were in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016.

We are also required to meet an ongoing minimum liquidity covenant. As of the date of this Annual Report, we have been in compliance with this minimum liquidity covenant.

Arrangement Agreement with Cipher and Correvio Pharma

On March 19, 2018, we entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cipher and Correvio Pharma, a newly formed Canadian subsidiary of Cardiome, pursuant to which Cipher will acquire our Canadian business portfolio by way of a court approved plan of arrangement under the CBCA (the “Arrangement”).

If the Arrangement is completed, Cipher will acquire all of the issued and outstanding shares of Cardiome following a restructuring of Cardiome, and Cardiome shareholders will receive common shares, on a one-for-one ratio, of Correvio Pharma, which will acquire and hold all of our pre-transaction assets, excluding the Canadian business portfolio being acquired by Cipher under the Arrangement.

Our board of directors (“Board of Directors”) has unanimously approved the Arrangement Agreement and unanimously determined that the Arrangement is fair to our shareholders and is in our best interests.

Pursuant to the Arrangement, among other steps and procedures, the following transactions will occur:

•	All of our outstanding common shares will be assigned and transferred to Correvio Pharma in exchange for common shares of Correvio Pharma. Following the completion of the share exchange, each of our former shareholders will hold the same pro rata interest in Correvio Pharma as it held in us immediately prior to such share exchange.

•	All of our assets and liabilities, other than the Canadian business portfolio to be acquired by Cipher, will be transferred to and assumed by Correvio Pharma.

•	Cipher will subsequently acquire all of our outstanding common shares which will then be 100% owned by Correvio Pharma and hold only the Canadian business portfolio, for cash consideration of Cdn.$25.5 million.

The implementation of the Arrangement will be subject to the approval of at least 66 ⅔% of the votes cast by holders of our common shares at a special meeting of our shareholders expected to take place on May 9, 2018. The Arrangement is also subject to the receipt of certain regulatory, court and stock exchange approvals and certain other closing conditions customary in transactions of this nature.

Capital Expenditures and Divestitures

Our business is not capital intensive. Our main focus is actively seeking to acquire the commercial rights to acute care, in-hospital products ex-North America.

As discussed above, we entered into the Arrangement Agreement to divest our Canadian pharmaceutical business to Cipher Pharmaceuticals Inc. in exchange for Cdn.$25.5 million, see “Arrangement Agreement with Cipher and Correvio Pharma.”

B.	Business Overview

Introduction

We are a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, AGGRASTAT and BRINAVESS, which are commercially available in markets outside of the United States. We have licensed a European-approved antibiotic, XYDALBA (dalbavancin) that we have launched commercially in Germany, the United Kingdom, France, Ireland, Finland and Sweden and we expect to commercialize in Belgium, the Netherlands, Canada, certain other European countries and select countries in the Middle East over time. We have also licensed ZEVTERA/MABELIO (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, we have also licensed commercialization rights to a pre-registration drug/device combination product, TREVYENT, for the treatment of PAH in certain regions outside the United States and commercialization rights to cardiology products ESMOCARD and ESMOCARD LYO (esmolol hydrochloride) in certain European countries.

Our Strategy

Our core strategy is to offer patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Key elements of our strategy include:

•	Successfully commercializing XYDALBA in currently approved countries and seeking approvals in additional countries. We intend to launch XYDALBA in countries where we have received approval to sell. Initially, we intend to focus our sales efforts on launching XYDALBA in the United Kingdom, Germany and France through our direct sales force. We also intend to commercialize XYDALBA in countries where the product has not yet launched, including the Nordic nations, Belgium, Ireland, and certain European countries, and to pursue approvals and subsequently launch XYDALBA in Canada and select countries in the Middle East.

•	Continuing to support the worldwide marketing of AGGRASTAT. We intend to continue to sell AGGRASTAT in countries where it is presently approved, marketed and reimbursed for as long as these markets are economically viable. Further, we are seeking to expand the indications for which we may market AGGRASTAT through extension of the indication statement for AGGRASTAT to include “the reduction of major cardiovascular events in patients with acute myocardial infarction (ST-elevated myocardial infarction) intended for primary percutaneous coronary intervention.” AGGRASTAT has already been granted this expanded label in some countries.

•	Attaining Approval to Commercialize TREVYENT in Europe and the Middle East. We licensed TREVYENT from SteadyMed and plan to submit regulatory filings in Europe shortly following SteadyMed’s NDA resubmission to the FDA which SteadyMed expects to occur before the end of 2018.

•	Successfully commercializing BRINAVESS in currently approved countries. We intend to continue to sell BRINAVESS in countries where it is presently approved, marketed and reimbursed. We intend to focus our sales efforts on promoting BRINAVESS product sales in Europe via a fully dedicated direct sales force in Europe. We also intend to seek reimbursement in countries where the product has regulatory approval but has not launched in order to broaden the commercial opportunities for BRINAVESS.

•	Successfully obtaining approval for vernakalant worldwide. We intend to seek the approval of the FDA to restart the development program for vernakalant (IV) in the United States (which is currently on clinical hold) and to continue to advance the approval and development of vernakalant (IV) elsewhere. We intend to pursue a regulatory strategy to further develop intravenous vernakalant in order to achieve its maximum potential in the treatment of acute forms of atrial fibrillation.

•	Launching ESMOCARD in Italy, France and Belgium. We have licensed commercial rights for Italy, France and Belgium from AOP Orphan Pharma ("AOP"). We anticipate commercializing ESMOCARD using our existing infrastructure.

•	Expanding our product offering and product pipeline through in-licensing and/or acquisitions. We continuously evaluate in-licensing and acquisition opportunities that complement our product and operational capabilities. At any given time, we may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting due diligence with respect to potential opportunities. Priority will be given to later-stage or approved product opportunities that could be sold through our existing European in-hospital acute care sales force.

•	Leveraging external resources. We focus our internal resources on those activities that we believe add or create the most value. We maintain a core team of professionals, consultants and staff with the necessary skill base for our operations, and contract out the specialized work required, such as pharmacovigilance, regulatory, medical information systems, commercial manufacturing and distribution to external organizations.

Our Products and Product Candidates

The following table summarizes our portfolio of products:

Program	Stage of Development
AGGRASTAT outside of the United States	Approved in more than 60 countries worldwide.
XYDALBA	Centrally approved in the European Union. Pre-registration in Switzerland, Canada and the Middle East.
BRINAVESS outside of the United States	Approved in approximately 50 countries worldwide, including those in the European Union and Canada.
BRINAVESS U.S.	On clinical hold.
ZEVTERA/MABELIO	Approved in 13 European countries and several non-European countries.
TREVYENT	Pre-registration worldwide. NDA resubmission to the FDA by SteadyMed expected to occur before the end of 2018.
ESMOCARD and ESMOCARD LYO	Approved in Europe.

AGGRASTAT for Acute Coronary Syndrome

AGGRASTAT contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated ACS patients. AGGRASTAT is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NSTE-ACS – non-ST-elevation acute myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT is administered intravenously, and has been on the market for many years.

AGGRASTAT contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention (“PCI”), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium)) with or without the placement of a coronary stent. AGGRASTAT is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

Cardiome has exclusive global marketing rights to AGGRASTAT outside of the United States. Tirofiban hydrochloride was first approved in the United States in 1998, and to date is authorized in more than 70 countries worldwide, including almost all European Union and European Economic Area (“EEA”) member states.

The original indication approved for AGGRASTAT was for the management of patients with unstable angina or non-Q-wave myocardial infarction, including patients who may subsequently undergo percutaneous transluminal coronary angioplasty, to decrease the rate of refractory ischemic conditions, new myocardial infarction and death.

Extension of Indication

Since the original approvals of tirofiban hydrochloride, evidence emerged as result of a number of independent studies indicating that a higher degree of platelet inhibition was beneficial for patients in need of an urgent PCI and thus at a high risk for ischaemic events. When PCI is performed urgently, as in high risk non-ST elevation acute coronary syndrome (“NSTE-ACS”) or STEMI patients, platelet inhibition must be achieved rapidly and to a high degree. Consequently, a number of investigator-initiated studies demonstrated the clinical benefit of tirofiban hydrochloride using a high dose bolus (“HDB”) regimen employing a bolus of 25 mcg/kg administered over three minutes followed by a maintenance infusion of 0.15 mcg/kg/min in patients with ACS who undergo PCI early.

The original indication terminology was no longer in common use and described a population of ACS patients including those with unstable angina and NONSTEMI, but not STEMI. Therefore, in the interest of aligning the current label for tirofiban hydrochloride with the most recent evidence and actual clinical use, we extended the therapeutic indication to include treatment of patients with STEMI intended for primary PCI and to add HDB as the appropriate dosing regimen.

In the European Union, a variation for the introduction of the HDB tirofiban hydrochloride regimen and concomitant use of oral antiplatelet drugs was approved in September 2010. The data for the approval of the HDB regimen was derived from independent investigator-initiated studies including patients with UA/NONSTEMI and STEMI. The European Union approval of the indication for patients suffering from STEMI with the intention to undergo primary PCI was granted in October 2013. In Switzerland, a combined variation extending the indication to STEMI patients and recommending the HDB regimen for NSTE-ACS patients undergoing PCI within four hours and STEMI primary PCI patients, was approved by Swiss regulatory authorities in December 2014.

In October 2013, the United States AGGRASTAT label was updated to include the HDB posology. At the same time, the indication statement was refined to “AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE-ACS.”

In September 2015, we entered into an agreement with Mitsubishi Tanabe Pharma Europe Ltd. (“MTPE”), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote AGGRASTAT and MTPE’s EXEMBOL (argatroban monohydrate) in the United Kingdom. EXEMBOL is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. The co-promotion agreement is for an initial term of three years.

Applications for the extension of the indication statement for AGGRASTAT are continuing worldwide, most recently with the submission of a supplemental NDS in Canada in July 2015. In July 2017, we received approval in Canada of a HDB regimen for AGGRASTAT. In January 2018, we announced a label expansion for AGGRASTAT in China to include patients with STEMI. In addition, a HDB regimen for AGGRASTAT was approved in China.

In December 2017, we announced the signing of a license and distribution agreement with ZAO Firma Euroservice that will advance AGGRASTAT towards commercialization in Russia.

XYDALBA

In May 2016, we announced the execution of an exclusive license agreement with Allergan, for the rights to commercialize dalbavancin (branded Dalvance® in the United States, where it is marketed by Allergan, and XYDALBA in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. XYDALBA fits our commercial footprint as a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe and Canada. In December 2016, we initiated the launch of XYDALBA in the United Kingdom and Germany and in February 2017, we initiated the launch of XYDALBA in France. In June 2017, we announced that we entered into a license and distribution agreement with Tzamal Medical Ltd. to advance the commercialization of XYDALBA in Israel. In October 2017, we initiated the launch of XYDALBA in Sweden, Finland and the Republic of Ireland.

XYDALBA is a second generation, semi-synthetic lipoglycopeptide. XYDALBA is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes or a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. XYDALBA demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

Vernakalant for Atrial Fibrillation

AF is the most common cardiac arrhythmia (abnormal heart rhythm). It is characterized by an erratic and often rapid heart rate where the electrical activity of the heart’s two small upper chambers (the atria) are not coordinated, resulting in inefficient pumping of blood and an increased risk of developing a blood clot in the heart, which could lead to embolic stroke. If a blood clot in the atria leaves the heart, enters the circulation, and becomes lodged in an artery in the brain, a stroke may result. Approximately 15% of all strokes occur in people with AF.

The risk of developing AF increases with age. The lifetime risk of developing AF at age 55 has been estimated at 24% in men and 22% in women. In addition, during the past 20 years, there has been a 60% increase in hospital admissions for atrial fibrillation independent of changes in known risk factors. Third party research estimates that 5.5 million patients are treated for atrial fibrillation in the seven leading industrialized nations each year.

Vernakalant is a chemical entity designed by our scientists to treat AF by converting the heart back into normal rhythm and possesses the potential to overcome several limitations of current drugs and devices which are currently utilized to treat AF. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of AF. The drug is being developed for two potential applications: (a) vernakalant (IV) was developed as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm; and (b) vernakalant (oral) is being evaluated as an oral maintenance therapy for the long-term prevention of AF recurrence in patients who have had one or more previous episodes of AF.

BRINAVESS (Vernakalant (IV))

We have exclusive, global development and marketing rights to BRINAVESS, the intravenous formulation of vernakalant, and are responsible for all and future development and commercialization of the product, subject to ongoing transfer of certain rights from Merck and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a NDA for vernakalant with the FDA. In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (“ACT 5”) under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrollment of recent onset AF patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on the ACT 5 study by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. The FDA-mandated clinical hold on the vernakalant (IV) program remains in effect in the United States.

In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from Merck, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path. In pursuit of alternative development scenarios, and after dialogue with the FDA, Cardiome has initiated additional nonclinical studies. Upon completion of these studies, it is our intention to re-engage with the Cardiorenal Division to discuss paths forward.

In December 2015, we announced the filing of a NDS with the TPD seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. Following completion of screening in May 2016, the TPD initiated a detailed review of the NDS. On March 14, 2017, we announced that BRINAVESS received a Notice of Compliance from Health Canada which enables us to begin commercializing BRINAVESS in Canada. In June 2017, we announced our launch of BRINAVESS in Canada.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (the “Collaboration Agreements”) with Merck for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of Merck with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, Merck paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009, Merck submitted a Marketing Authorization Application (“MAA”) to the EMA seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESS in the European Union, Iceland and Norway. After receipt of marketing approval, Merck began its commercial launch of BRINAVESS in a number of European countries.

In September 2012, Merck gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for BRINAVESS in the European Union and of the responsibility to complete the post-marketing study for BRINAVESS. Since this date, we have been supplying BRINAVESS under our own trade dress.

In September 2013, we entered into an agreement with Merck for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfers have been delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize BRINAVESS in China, Taiwan, and Macau and to re-launch BRINAVESS in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESS in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESS. We are also eligible to receive regulatory milestone payments of up to $3 million.

In August 2015, we announced that the Secretary of State for the U.K. Department of Health approved pricing for BRINAVESS. The approved amount represents a maximum price per vial of BRINAVESS in the United Kingdom. It is consistent with pricing in other territories and our economic forecasts. Pricing approval is a step on the path to formulary coverage.

In January and March 2016, we filed MAAs with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority and the United Arab Emirates’ Ministry of Health, respectively, seeking approval of BRINAVESS.

In November 2017, we announced the launch of Brinavess in South Africa as well as the signing of a license and distribution agreement with ATCO Laboratories Limited that will advance BRINAVESS towards commercialization in Pakistan.

Clinical Trials

The clinical effect of BRINAVESS in the treatment of patients with atrial fibrillation has been evaluated in three, randomised, double-blind, placebo-controlled Phase 3 studies (ACT I, ACT II and ACT III) and in an active comparator trial versus intravenous amiodarone. Based on data from 1,203 patients in nine Phase 2 and Phase 3 trials, BRINAVESS has been approved in the European Union, Canada and countries in Central America, South America, Asia and the Middle East for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults who have experienced atrial fibrillation for the following periods:

•	For non-surgery patients: ≤ 7 days duration

•	For post-cardiac surgery patients: ≤ 3 days duration.

In August 2010, Merck initiated a 615 patient Phase 3 Asia Pacific vernakalant (IV) study that was expected to support regulatory applications in additional territories for which marketing approval has not yet been obtained. In 2013, the study was terminated as part of the transfer of rights and responsibilities under the collaboration and license agreements from Merck to us. In November 2014, we announced results from this clinical trial. The study was originally planned to recruit 615 patients, however the study was completed after randomising 123 patients. The study remained sufficiently powered and showed that of the 111 treated patients with recent onset AF lasting three hours to seven days, 53% of those receiving an intravenous dose of BRINAVESS converted to normal heart rhythm within 90 minutes, compared to 12% of placebo patients.

Since transfer of rights for BRINAVESS from Merck to Cardiome, in China, our partner Eddingpharm has completed a Phase 1 study and planning is underway for a Phase 3 clinical trial.

In 2011, Merck initiated a 2,000 patient post-approval study for vernakalant (IV). This non-interventional prospective study is a post-authorization safety study of vernakalant (IV) conducted to collect information about normal conditions of use and appropriate dosing, and to quantify possible medically significant risks associated with the use of vernakalant in real-world clinical practice. In 2013, the transfer of this post-approval safety study (“PASS”) from Merck to us was completed. After the transfer, we recognized that the study had enrolled less quickly than initially anticipated and we filed an application to reduce the number of patients required for this study to 1,300. Our application to the EMA was unsuccessful and we are exploring methods to accelerate recruitment of the full complement of patients.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of AF recurrence. Two Phase 2 clinical trials have been completed. As part of the Collaboration Agreements, Merck acquired exclusive rights for the development and commercialization of vernakalant (oral). In March 2012, Merck informed us of its decision to discontinue further development and in September 2012, Merck returned global marketing and development rights to us. The IND was transferred to us in 2013. In January 2016, we submitted an application for orphan drug designation for vernakalant (oral) for the prevention of post-operative AF in patients undergoing coronary artery bypass graft surgery to the FDA’s Office of Orphan Products Development (the “OOPD”). In June 2016, we received notification from the OOPD that we were unsuccessful with our application. We do not plan on pursuing any further development of the vernakalant (oral) program.

ZEVTERA/MABELIO

In September 2017, we entered into a distribution and license agreement with Basilea, for the rights to commercialize ZEVTERA/MABELIO (ceftobiprole medocaril sodium) in 34 European countries and Israel. ZEVTERA/MABELIO is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of gram-positive and gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. ZEVTERA/MABELIO is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). As consideration for the rights and licenses granted, we made an upfront payment of CHF 5.0 million ($5.2 million) to Basilea. Additional payments will be due to Basilea upon the achievement of various milestones. Royalty payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales.

TREVYENT

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product TREVYENT (treprostinil) in Europe, Canada and the Middle East.

Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize TREVYENT in Europe, Canada and the Middle East if TREVYENT is approved for the treatment of PAH in such regions. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as REMODULIN® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

TREVYENT is a development stage drug product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review TREVYENT under the Centralized Authorization Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

In April 2017, we announced that SteadyMed completed a successful clinical study of TREVYENT. The study enrolled 60 healthy adult volunteers in an in-clinic setting designed to examine the performance of the PatchPump used by TREVYENT. The goals of the study were to evaluate the safety and performance functions of the PatchPump delivery system as well as the tolerability of the on-body application of the product. According to SteadyMed, the results indicated that the PatchPump devices performed as intended in all categories of evaluation, including dose accuracy and precision.

In July 2017, we announced that SteadyMed submitted an NDA to the FDA for TREVYENT in the United States. On August 31, 2017, SteadyMed announced that they received a RTF letter from the FDA relating to the NDA. On September 28, 2017, SteadyMed announced that they had submitted a Type A Meeting Request and Briefing Document to the FDA in response to the RTF. On December 8, 2017, SteadyMed announced that they had received final minutes from the FDA on the work necessary to resubmit its NDA. SteadyMed expects NDA submission to occur before the end of 2018. We plan to submit regulatory filings for TREVYENT in Europe and Canada shortly following SteadyMed’s NDA resubmission to the FDA.

ESMOCARD and ESMOCARD LYO

In May 2015, we entered into a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, ESMOCARD and ESMOCARD LYO in Italy, France and Belgium.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

ESMOCARD is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings.

Production Methods and Components

All of our products are manufactured by third parties and require the use of raw materials obtained by third parties. The sources and quantities of such raw materials may be limited. See “Risk Factors – We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability.”

Specialized Skill and Knowledge

We focus our internal resources on those activities that we believe add or create the most value. We maintain a core team of professionals, consultants and staff with the necessary skill base for our operations, and contract out the specialized work required, such as pharmacovigilance, regulatory, medical information services, commercial manufacturing, and distribution to external organizations. In addition, we support our pre-clinical programs by collaborating with external researchers, many of whom have extensive knowledge and understanding of these programs. This collective knowledge, experience and expertise helps ensure that the ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state. See “Risk Factors – We are dependent upon our key personnel to achieve our business objectives.”

Patents and Proprietary Protection

We consider our patent portfolio to be an important contributor to our business and therefore devote resources to maintaining and augmenting our patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions and to achieve the maximum duration of patent protection available. Accordingly, for novel compounds or therapeutic use claims for the compound, we have made or will make claims related to composition, manufacturing, mechanism of action, dosing, plasma levels, combination with other drugs and therapeutic use. We plan to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standards in a timely fashion. See “Risk Factors – We rely on proprietary technology, the protection of which can be unpredictable and costly.”

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

Reliance upon our Partners

We are dependent upon the patents, licenses and contracts (including contracts with customers, manufacturers and suppliers) of our partners. See, for example, the following “Risk Factors” set forth under Item 3.D above – “We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability;” “We rely on our supply chain and the supply chain of third parties to provide our products, and such supply chains may fail due to inadequacies in their systems and processes, in execution, and for unforeseen reasons;” “We rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure;” and “We rely on proprietary technology, the protection of which can be unpredictable and costly.”

Foreign Operations

We have operations in various countries in Europe, the United States and Canada. Our direct sales force responsible for the sale and promotion of all our products are primarily based in Europe. See “Risk Factors – We are subject to risks inherent in foreign operations.”

We maintain a direct sales force in Europe which is primarily concentrated in the United Kingdom, Germany, France, Italy and Spain, although we maintain a presence in over eight other European countries. In Europe, the sales force markets all five of our products (AGGRASTAT, BRINAVESS, XYDALBA, ZEVTERA and ESMOCARD). We use a network of distributors to cover some of the smaller European territories, in particular Eastern Europe. Outside of Europe, we currently sell AGGRASTAT and BRINAVESS via a network of distributors, with the largest markets being in South America, Africa and the Middle East. We recognized segmentation for the years ended December 31, 2017, 2016 and 2015 based on geography as follows:

Year ended December 31, 2017	Europe	Rest of World	Total

Revenue	$10,953	$13,055	$24,008
Cost of goods sold	2,974	3,802	6,776

Gross margin	7,979	9,253	17,232

Year ended December 31, 2016	Europe	Rest of World	Total

Revenue	$10,931	$14,325	$25,256
Cost of goods sold	2,585	3,725	6,310

Gross margin	8,346	10,600	18,946

Year ended December 31, 2015	Europe	Rest of World	Total

Revenue	$10,572	$10,338	$20,910
Cost of goods sold	3,191	3,396	6,587

Gross margin	7,381	6,942	14,323

Seasonality

We do not have sufficient operating history to know with any certainty whether its business will be affected by any seasonality.

Competition

The life sciences industry is characterized by extensive research efforts, rapid technology change and intense competition. Competition in the life sciences industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, manufacturing, sales, marketing and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing, sales, marketing and distribution.

We are aware of a number of companies engaged in the development of drugs within our areas of focus. Due to the size of the cardiovascular market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with our products. In addition, AGGRASTAT is a mature product which is beginning to face generic competition. See “Risk Factors – We are exposed to generic product risk which may result in a decline in sales of AGGRASTAT” and “Risk Factors – We have substantial competition in the life sciences industry and with respects to our products.”

Regulatory Environment

The research, development, manufacture, distribution, sale, and marketing of pharmaceutical products are subject to extensive regulation. A comprehensive regulatory scheme requires licensing of manufacturing facilities, carefully controlled research and testing products, governmental review and approval of results prior to marketing of therapeutic products, adherence to Good Manufacturing Practices, (“GMP”), during production, and compliance with comprehensive post-approval requirements. In the United States, Europe and Canada, these activities are subject to rigorous regulation by the FDA, the EMA, and the TPD, respectively. In addition, the research, manufacturing, distribution, sale, and promotion of pharmaceutical products are also potentially subject to regulation by various regional, national, and local authorities where the products are being developed and marketed.

Our success is ultimately dependent on obtaining marketing approval for drugs currently under development by and with our collaborative partners, and our ability to comply with the regulations in the regions and countries where we conduct clinical trials and market products. Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow us to make cost effective developmental decisions in a timely fashion. See “Risk Factors – We rely on third parties for the execution of a significant portion of our regulatory, pharmacovigilance and medical information responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes or execution failure.”

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

In the United States, an IND application must be filed and accepted by the FDA before clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical studies completed in other regions at the time of the IND application. The degree of information on the safety and efficacy of the drug must be adequate for the phase of the proposed clinical investigation and allow the FDA to make an informed risk and benefit decision at each stage of investigational drug testing. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

In the United States, studies conducted to support approval for product marketing be adequate and well controlled. In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice requirements, and informed consent must be obtained from all study subjects.

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

Under the Prescription Drug User Fee Act, as amended, applicants may be required to pay a substantial fee to the FDA for an NDA and any supplements requiring clinical data thereto, as well as annual fees for commercial manufacturing establishments and for approved products.

Under applicable laws and FDA regulations, each NDA submitted for FDA approval is reviewed for administrative completeness and reviewability within 60 days following submission of the application. If deemed complete, the FDA will file the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. If the FDA refuses to file an application, the FDA will retain 25% of the user fee as a penalty. The FDA has established performance goals for the review of NDAs — six months for priority applications and ten months for regular applications. However, the FDA is not legally required to complete its review within these periods. Moreover, the outcome of the review, even if generally favorable, not uncommonly is not an actual approval but a complete response letter that describes additional work that must be done before the application can be approved. The FDA’s review of an application may involve review and recommendations by an independent FDA advisory committee.

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

Significant legal and regulatory requirements also apply after FDA approval to market under an NDA. These include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to GMPs, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. The FDA also enforces the requirements of the United States Prescription Drug Marketing Act which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

In the United States, the research, manufacturing, distribution, sale, and promotion of drug and biological products are subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the United States Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the United States False Claims Act, as amended, the privacy provisions of the United States Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the United States Omnibus Budget Reconciliation Act of 1990, as amended, and the United States Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the United States Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

In the European Union, clinical trial applications must be filed with and approved by the competent authority and ethics committee(s) of each member state where the trial will be conducted prior to initiating the study. The information contained within a clinical trial application is similar to that of an IND to the FDA, although the format of the application is quite different.

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

Following the completion of clinical studies, and sufficient data has been collected to demonstrate an adequate benefit and risk profile, a MAA is built for submission and review. A medicinal product may only be placed on the market in the EEA, where a marketing authorization holder is established within the EEA and after one of the following types of authorizations is obtained:

•	national authorization when the marketing authorization has been issued by the competent authority of a member state, or EEA country, for its own territory; or

•	community authorization, when an authorization has been granted for the entire community.

Depending on the medicinal product and objectives of the applicant, there are separate and distinct approval processes for obtaining these marketing authorizations.

A national marketing authorization may be obtained through the submission of an application to the competent authority of the member state where approval is sought. In cases where national authorizations are requested for the same medicinal product in more than one member state and the marketing authorization holder has received a marketing authorization in a member state, the applicant would submit an application in the member states concerned using the procedure of mutual recognition. The member states concerned would then recognize the marketing authorization already granted by the reference member state and authorize the marketing of the product on their national territory. If no marketing authorization has been granted in the community, the applicant may make use of a decentralized procedure and submit an application in all the member states where it intends to obtain a marketing authorization at the same time, and choose one of them as reference member state. Based on the assessment report prepared by the reference member state and any comments made by the concerned member state, marketing authorization should be granted in accordance with the decision taken by the reference member state and concerned member state in this decentralized procedure.

Alternatively, community authorization, valid throughout the EEA, may be obtained through the submission of an application to the EMA, via the centralized procedure. This process is required for medicinal products which fall within the mandatory scope of the centralized procedure, and discretionary for products that fall under the optional scope, such as vernakalant (IV). Under the centralized procedure, the scientific evaluation of the application is carried out within the Committee for Medicinal Products for Human Use (“CHMP”), and a scientific opinion is prepared. For each application, a Rapporteur and Co-Rapporteur are appointed from amongst the members of the CHMP or CHMP alternate members. This appointment is made on the basis of objective criteria, which ensures the provision of objective scientific opinions and allows the use of the best and available expertise in the EEA on the relevant scientific area. The role of the Rapporteur is to perform the scientific evaluation and to prepare an assessment report to the CHMP according to the timetable agreed for the evaluation procedure. The Rapporteur is supported by a Co-Rapporteur whose responsibility is to conduct a second scientific evaluation and prepare a separate full assessment report or critique of the Rapporteur’s report at the discretion of the CHMP.

Following submission of the application to the EMA under the centralized procedure, the application is validated from both a technical and business perspective to ensure the technical components and content of the submission are complete and accurate. The EMA is responsible for ensuring that the opinion of the CHMP is given within 210 days, less any clock-stops for the applicant to provide answers to questions from the CHMP. The CHMP scientific opinion will contain the conclusions on the quality, the safety and the efficacy of the medicinal product and will take into account appropriate benefit and risk scenarios on the populations and conditions of use as documented with clinical data by the applicant. The opinion is sent to the European Commission, or Commission, who, if satisfied with the conclusion, is responsible for drafting a decision to recommend approval of the medicinal product. The Commission will adopt the decision and grant a marketing authorization after consultation with the member states through the relevant standing committees. Such a marketing authorization is valid throughout the community and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state. Following the granting of marketing authorization, the product can then be made commercially available in Europe.

Once a medicinal product is granted with a community authorization, the medicinal product can no longer be the subject of a subsequent national marketing authorization. In order to maintain coherence, and to preserve the unity of a single market within the community, a marketing authorization holder wishing to market another medicinal product with the same active substance already included in a community authorization must use the centralized procedure.

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

C.	Organizational Structure

We had the following wholly-owned subsidiaries at December 31, 2017:

Subsidiary Name	Jurisdiction of Incorporation or Organization
Cardiome International SA	Switzerland
Cardiome UK Limited	United Kingdom
Correvio LLC	Delaware, U.S.A.
Correvio International S.a.r.l.	Switzerland
Correvio (UK) Ltd.	United Kingdom

On March 7, 2018, we incorporated an additional wholly-owned subsidiary under the CBCA, Correvio Pharma Corp., in connection with the Arrangement.

D.	Property, Plants and Equipment

We operate from our head office located in Vancouver, Canada. We do not own any real property.

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Vancouver, Canada	10,967	December 1, 2024	Headquarters
Chadds Ford, United States	2,913	June 30, 2019	Supply Chain
Geneva, Switzerland	5,990	October 31, 2022	Sales and Admin

The Canadian office space costs $16,398 per month and is rented on a month to month basis. The U.S. office space costs $5,826 per month and is rented on a month to month basis. The Swiss office space costs $22,923 per month and is rented on a month to month basis. We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements and the related notes included in this Annual Report.

Some information included in this discussion and analysis, including statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other statements regarding our plans and strategy for our business and related financing, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. You should read the “Risk Factors” section of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, AGGRASTAT and BRINAVESS, which are commercially available in markets outside of the United States. We have licensed a European-approved antibiotic, XYDALBA (dalbavancin) that we have launched commercially in Germany, the United Kingdom, France, Ireland, Finland and Sweden and we expect to commercialize in Belgium, the Netherlands, Canada, certain other European countries and select countries in the Middle East over time. We have also licensed ZEVTERA/MABELIO (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, we have also licensed commercialization rights to a pre-registration drug/device combination product, TREVYENT, for the treatment of PAH in certain regions outside the United States and commercialization rights to cardiology products ESMOCARD and ESMOCARD LYO (esmolol hydrochloride) in certain European countries.

Corporate Update

Arrangement Agreement with Cipher Pharmaceuticals, Inc.

On March 19, 2018, we entered into the Arrangement Agreement with Cipher and Correvio Pharma. Under the terms of the Arrangement Agreement, Cipher will acquire our Canadian business portfolio for upfront cash consideration of Cdn.$25.5 million, subject to shareholder approval.

The proposed transaction will be completed pursuant to the acquisition by Cipher of all of our outstanding shares, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the CBCA. Pursuant to the arrangement, our shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma that will apply for a substitution listing on the Nasdaq and TSX. Correvio Pharma will acquire and hold all of our pre-transaction assets and liabilities, excluding the Canadian business portfolio being acquired by Cipher under the arrangement.

Amendment to the Term Loan Agreement with CRG-Managed Funds

On May 11, 2017, we amended the terms of our term loan agreement (the “first amendment”) with CRG-managed funds (the “CRG Term Loan”). Under the terms of the amended agreement, up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016 when we entered into the original term loan agreement (described below) and was used to extinguish existing long-term debt from Midcap Financial LLC (“Midcap”) and for general corporate purposes. A second tranche of $10.0 million was drawn on the date of the first amendment. A third tranche of $10.0 million was drawn on August 8, 2017. A fourth tranche of up to $10.0 million in increments of $5.0 million is available to us on or prior to March 31, 2018 if we are able to reach certain revenue milestones.  Notwithstanding the foregoing, the fourth tranche may be available to us if we and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of our assets. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by us, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by us, the period in which we, at our option, may split our interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the year ended December 31, 2017, we paid in-kind interest of $0.8 million. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan, including any paid in-kind interest, will be payable to CRG.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

We are required to meet certain annual revenue covenants, starting with the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be used to repay the principal.  On March 27, 2018, we entered into an agreement with CRG to amend the terms of the term loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, we issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years. We were in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016. We are also required to meet an ongoing minimum liquidity covenant. As of the date of this MD&A, we have been in compliance with this minimum liquidity covenant.

Amendment to the Purchase Agreement with Lincoln Park Capital Fund, LLC

On December 22, 2016, we filed an amendment to our prospectus supplement dated March 7, 2016 in connection with an amendment to our Purchase Agreement dated January 12, 2016 (as amended, the “LPC Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). We terminated the LPC Purchase Agreement in April 2018.

Under the terms of the LPC Purchase Agreement, we could sell to LPC, at our sole discretion from time to time, up to 4,027,453 common shares for an aggregate offering amount of up to $20.0 million until December 31, 2018, subject to the conditions and limitations set forth in the LPC Purchase Agreement. The purchase price of any common shares sold to LPC was based on the then prevailing market prices of the common shares. Under the LPC Purchase Agreement ,we were permitted to terminate the LPC Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Our closing share price must be equal to or greater than $1.00 in order for a purchase to be effected.

In consideration for entering into the original purchase agreement, we issued 48,856 common shares to LPC as a commitment fee. During the year ended December 31, 2017, we sold 494,453 common shares to LPC for gross proceeds of $1.0 million under the LPC Purchase Agreement. We plan to use the net proceeds for general corporate purposes. During the year ended December 31, 2016, we sold 160,000 common shares to LPC for gross proceeds of $0.8 million under the LPC Purchase Agreement.

Amended and Restated At-the-Market Issuance Sales Agreement and Prospectus Supplement

We filed a prospectus supplement on March 7, 2016 pertaining to sales under the previously-announced Amended and Restated At-the-Market Issuance Sales Agreement dated March 7, 2016 (the “MLV/FBR Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). Under this prospectus supplement, we could issue common shares through at-the-market (“ATM”) offerings up to aggregate gross proceeds of $6.9 million. During the year ended December 31, 2017, we issued 1,666,765 common shares for gross proceeds of $6.9 million under this prospectus supplement. We terminated the MLV/FBR Sales Agreement on April 19, 2018.

Under the terms of the MLV/FBR Sales Agreement, we could sell through ATM offerings, with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to $30.0 million. FBR and MLV, at our discretion and instruction, were required to use their commercially reasonable efforts to sell the common shares at market prices. The MLV/FBR Sales Agreement amended and restated the At-the-Market Issuance Sales Agreement dated February 18, 2014 with MLV. We entered into the MLV/FBR Sales Agreement only as a result of the acquisition by FBR of MLV.

On August 10, 2017, we filed a new prospectus supplement pertaining to sales under the MLV/FBR Sales Agreement. Under this prospectus supplement, we could issue common shares through ATM offerings up to aggregate gross proceeds of $10.7 million. During the year ended December 31, 2017, we issued 291,833 common shares for gross proceeds of $0.6 million under this prospectus supplement. We plan to use the net proceeds for general corporate purposes.

Critical Accounting Policies and Significant Estimates

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with business combinations, recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, amortization, and stock-based compensation. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2017.

Revenue Recognition

Product and Royalty Revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and Other Fees

We earn revenue from collaboration and license agreements from the commercial sale of approved products.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. We primarily use the income approach when determining the fair value of assets.

Amortization

Amortization of intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the use of intangible assets.

Stock-Based Compensation and Other Stock-Based Payments

Stock options and restricted share units granted to our directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Accounting Pronouncements Adopted

ASC 606, Revenue from Contracts with Customers

On January 1, 2018, we adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  We will recognize the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  We do not expect the adoption of the new revenue standard to have a material impact to our statement of operations and comprehensive loss and to our statement of cash flows on an ongoing basis. A majority of our revenue continues to be recognized when products are shipped from our warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard. The anticipated cumulative effect of the adoption of the new revenue standard on our consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018
Deferred revenue	$2,502	$300	$2,802
Deficit	$(392,865)	$(300)	$(393,165)

The anticipated transition adjustment arises from our treatment of an upfront payment we received from one of our distributors for the rights to distribute one of our commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred and will be amortized at a later time.

Business Combinations (Topic 805): Clarifying the Definition of a Business

During the year ended December 31, 2017, we adopted Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” issued by the Financial Accounting Standards Board (“FASB”) in January 2017. ASU 2017-01 requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. We applied ASU 2017-1 in assessing a distribution agreement we entered into during the year ended December 31, 2017 with Basilea and determined that the arrangement shall be accounted for as an asset acquisition under the clarified definition.

Improvements to Employee Share-Based Payment Accounting

During the year ended December 31, 2017, we adopted ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting,” issued by the FASB in March 2016. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  As a result of the adoption, we reclassified income tax withholding payments on the vesting of restricted share units of $0.1 million for the years ended December 31, 2017 and 2016 and $0.04 million for the year ended December 31, 2015 from cash used in operating activities to cash used in financing activities on the consolidated statement of cash flows.

Balance Sheet Classification of Deferred Taxes

During the year ended December 31, 2017, we adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes,” issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, we reclassified deferred tax assets of $0.3 million and $0.5 million from current assets to noncurrent assets as of December 31, 2017 and December 31, 2016, respectively, on the consolidated balance sheets.

Recent Accounting Pronouncements

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are evaluating the revised guidance to determine whether there will be any impact on our consolidated financial statements.

Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments.” The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are evaluating the guidance to determine the impact it will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases,” which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are evaluating the new guidance to determine whether there will be any impact on our consolidated financial statements.

A.	Operating Results

Year ended December 31, 2017 compared to year ended December 31, 2016

The following table summarizes the results of our operations (in thousands of U.S. dollars) for the years ended December 31, 2017 and 2016, together with the changes to those items:

	December 31, 2017	December 31, 2016
Revenue:
Product and royalty revenues	$23,811	$25,066
Licensing and other fees	197	190
	24,008	25,256
Cost of goods sold	6,776	6,310
Gross margin	17,232	18,946
Expenses:
Selling, general and administration	36,694	30,513
Amortization	3,517	2,984
	40,211	33,497
Operating loss	(22,979)	(14,551)
Other expense:
Loss on extinguishment of long-term debt	-	1,402
Other expense on modification of long-term debt	1,451	-
Interest expense	5,695	2,543
Other expense	511	348
Foreign exchange (gain) loss	(1,188)	623
	6,469	4,916
Loss before income taxes	(29,448)	(19,467)
Income tax expense	363	152
Net loss	$(29,811)	$(19,619)

We recorded a net loss of $29.8 million (basic loss per share of $0.90) for the year ended December 31, 2017, compared to a net loss of $19.6 million (basic loss per share of $0.78) for the year ended December 31, 2016. The increase in net loss was due primarily to an increase in SG&A expense and a decrease in gross margin.

Revenue

Revenue for the year ended December 31, 2017 was $24.0 million compared to revenue of $25.3 million for the year ended December 31, 2016. The decrease in revenue was due to the timing of AGGRASTAT distributor sales partially offset by an increase in sales of XYDALBA.

Revenue is earned through the sale of our commercialized products. During the years ended December 31, 2017 and 2016, the sale of AGGRASTAT accounted for 84% and 92% of total revenue, respectively. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Gross Margin

Gross margin for the year ended December 31, 2017 was 71.8%, compared to 75.0% for the year ended December 31, 2016. The fluctuation in gross margin was primarily due to changes in customer mix and product mix.

Selling, General & Administration Expense

SG&A expense was $36.7 million for the year ended December 31, 2017, compared to $30.5 million for the year ended December 31, 2016. The increase in SG&A expense was primarily due to expansion of our direct sales force in Europe related to the launch of XYDALBA, ZEVTERA/MABELIO, the initiation of a Canadian sales force and an increase in fees associated with business development activities. Additionally, our stock-based compensation expense for the year ended December 31, 2017 was $1.8 million higher than our stock-based compensation expense for the year ended December 31, 2016.

Interest Expense

Interest expense was $5.7 million for the year ended December 31, 2017, compared to $2.5 million for the year ended December 31, 2016. The increase was due to interest being accrued on a higher long term debt principal amount as we amended the terms of the CRG Term Loan in the second quarter of 2017 and drew an additional $20.8 million during the year. Additionally, there was an increase of $1.3 million in interest expense due to the accretion of the CRG Term Loan under the effective interest method which is recorded as interest expense.

Other Expense on Modification of Long-term Debt

During the year ended December 31, 2017, we amended the terms of the CRG Term Loan. As a result, we incurred investment banking, legal and other expenses of $1.5 million.

Year ended December 31, 2016 compared to year ended December 31, 2015

The following table summarizes the results of our operations (in thousands of U.S. dollars) for the years ended December 31, 2016 and 2015, together with the changes to those items:

	December 31, 2016	December 31, 2015
Revenue:
Product and royalty revenues	$25,066	$20,795
Licensing and other fees	190	115
	25,256	20,910
Cost of goods sold	6,310	6,587
Gross margin	18,946	14,323
Expenses:
Selling, general and administration	30,513	31,004
Research and development	-	3,223
Amortization	2,984	2,177
	33,497	36,404
Operating loss	(14,551)	(22,081)

	December 31, 2016	December 31, 2015
Other expense:
Loss on extinguishment of long-term debt	1,402	-
Interest expense	2,543	2,260
Other expense	348	175
Foreign exchange (gain) loss	623	(43)
	4,916	2,392
Loss before income taxes	(19,467)	(24,473)
Income tax expense (recovery)	152	(11)
Net loss	$(19,619)	$(24,462)

We recorded a net loss of $19.6 million (basic loss per share of $0.78) for the year ended December 31, 2016, compared to a net loss of $24.5 million (basic loss per share of $1.34) for the year ended December 31, 2015. The decrease in net loss was due primarily to an increase in revenue and a decrease in research and development (“R&D”) expense as we made an upfront payment of $3.0 million to SteadyMed upon the execution of the License Agreement for TREVYENT in 2015.

Revenue

Revenue for the year ended December 31, 2016 was $25.3 million compared to revenue of $20.9 million for the year ended December 31, 2015. The increase in revenue was due to increased sales, the timing of distributor sales and a reserve recorded against revenue for the year ended December 31, 2015 in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Revenue is earned through the sale of our commercialized products. During the years ended December 31, 2016 and 2015, the sale of AGGRASTAT accounted for more than 90% of total revenue. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Gross Margin

Gross margin for the year ended December 31, 2016 was 75.0%, compared to 68.5% for the year ended December 31, 2015. Included in cost of goods sold for the year ended December 31, 2015 was a $1.1 million charge for a write-down of inventory as a result of the termination of a distribution agreement.

Selling, General & Administration Expense

SG&A expense was $30.5 million for the year ended December 31, 2016, compared to $31.0 million for the year ended December 31, 2015. The decrease in SG&A expense was primarily due to a one-time $0.8 million charge related to the termination of a distributor agreement in 2015.

Research and Development Expense

R&D expense for the year ended December 31, 2016 was nil, compared to $3.2 million for the year ended December 31, 2015 reflecting the $3.0 million upfront payment we made to SteadyMed upon the execution of the License Agreement for TREVYENT in 2015.

Interest Expense

Interest expense was $2.5 million for the year ended December 31, 2016, compared to $2.3 million for the year ended December 31, 2015. The increase was due to interest being accrued on a higher long-term debt principal amount as we extinguished our term loan facility with Midcap and entered into the CRG Term Loan in the second quarter of 2016.

Loss on Extinguishment of Long-term Debt

During the year ended December 31, 2016, we had a loss on extinguishment of long-term debt of $1.4 million compared to nil for the year ended December 31, 2015. In the second quarter of 2016, we extinguished our term loan facility with Midcap and as a result, incurred a loss of $1.4 million due to the write-off of unamortized debt issuance costs and to exit and prepayment fees.

B.	Liquidity and Capital Resources

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2017	2016	2015
Cash used in operating activities	$(24,136)	$(15,887)	$(16,269)
Cash used in investing activities	(5,234)	(13,637)	(171)
Cash provided by financing activities	24,401	38,467	21,784
Effect of foreign exchange rate on cash and cash equivalents	292	154	(391)
Net increase (decrease) in cash and cash equivalents	$(4,677)	$9,097	$4,953

At December 31, 2017, we had $22.1 million in cash and cash equivalents, compared to $26.8 million at December 31, 2016. The decrease in cash and cash equivalents for the year ended December 31, 2017 was comprised of $24.4 million in cash provided by financing activities offset by $24.1 million of net cash used in operating activities and $5.2 million of cash used in investing activities.

Cash used in operating activities for the year ended December 31, 2017 was $24.1 million, an increase of $8.2 million from $15.9 million used for the year ended December 31, 2016. The increase in cash used was primarily due to a decrease in gross margin due to customer and product mix, an increase in SG&A as we incurred costs associated with the launch of XYDALBA, ZEVTERA/MABELIO, an increase in interest expense and an increase in finished goods inventory.

Cash used in investing activities for the year ended December 31, 2017 was $5.2 million, a decrease of $8.4 million from $13.6 million used for the year ended December 31, 2016. In 2017, we made an upfront payment of $5.2 million for the execution of a license agreement with Basilea for the rights to commercialize ZEVTERA/MABELIO. In 2016, we made an upfront payment of $13.6 million for the execution of a license agreement with Allergan for the rights to commercialize dalbavancin.

Cash provided by financing activities for the year ended December 31, 2017 was $24.4 million, compared to cash provided by financing activities of $38.5 million for the year ended December 31, 2016. During the year ended December 31, 2017, we received net proceeds of $7.4 million from equity issuances under the MLV/FBR Sales Agreement and LPC Purchase Agreement, net proceeds of $19.5 million from the CRG Term Loan, offset by the full repayment of our deferred consideration of $2.8 million. During the year ended December 31, 2016, we received net proceeds of $31.8 million from a common share offering, net proceeds of $0.8 million from the LPC Purchase Agreement, net proceeds of $19.3 million from the CRG Term Loan, offset by the extinguishment of the long-term debt with Midcap and the payment of our deferred consideration.

Cash used in operating activities for the year ended December 31, 2016 was $15.9 million, a decrease of $0.4 million from $16.3 million used for the year ended December 31, 2015. The decrease in cash used was primarily due to an increase in revenue and gross margin offset by upfront payments received on distribution agreements entered into during 2015.

Cash used in investing activities for the year ended December 31, 2016 was $13.6 million, an increase of $13.4 million from $0.2 million used for the year ended December 31, 2015. In 2016, we made an upfront payment for the execution of a license agreement with Allergan to commercialize dalbavancin.

Cash provided by financing activities for the year ended December 31, 2016 was $38.5 million, compared to cash provided by financing activities of $21.8 million for the year ended December 31, 2015. During the year ended December 31, 2016, we received net proceeds of $31.8 million from a common share offering we completed in July 2016, net proceeds of $0.8 million from the LPC Purchase Agreement, net proceeds of $19.3 million from the CRG Term Loan, offset by the extinguishment of the long-term debt with Midcap and the payment of our deferred consideration. Cash provided by financing activities for the year ended December 31, 2015 consisted of net proceeds of $21.6 million from a common share offering we completed in August 2015 and $5.1 million from the MLV/FBR Sales Agreement, offset by $2.0 million in repayment of the term loan facility with Midcap and the payment of our deferred consideration.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;

•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;

•	the extent to which our products will be commercially successful globally;

•	the extent to which AGGRASTAT sales will remain stable as it faces generic competition in certain markets;

•	the future development plans for our products in development;

•	the consummation of suitable business development opportunities;

•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;

•	the size, cost and effectiveness of our sales and marketing programs; and

•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

As of December 31, 2017, we had $22.1 million in cash and cash equivalents, compared to $26.8 million at December 31, 2016. We have a history of incurring operating losses and negative cash flows from operations. After taking into consideration shares that can be sold under the LPC Purchase Agreement and under the existing prospectus, we will have sufficient capital to fund our current planned operations during the twelve-month period subsequent to the issuance of our annual financial statements but will not retain sufficient cash to meet our minimum liquidity requirements under the CRG Term Loan. These factors raise substantial doubt about our ability to continue as a going concern within one year from the financial statements issuance date. We currently expect that the Arrangement Agreement, which is subject to shareholder approval, will close in the second quarter of 2018 and that we will receive Cdn.$25.5 million on closing. There can be no assurance that we will be able to obtain shareholder approval for the proposed transaction.

We did not have any material commitments for capital expenditures as of December 31, 2017.

C.	Research and Development, Patents and Licenses, etc.

R&D costs are expensed in the period incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as an expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any subsequent milestone payments made are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter. For the year ended December 31, 2015, our incurred R&D costs of $3.2 million as it made an upfront payment to SteadyMed upon the execution of a license and supply agreement. We are no longer focused on R&D and incurred no R&D expenses for the years ended December 31, 2016 and 2017.

D.	Trend Information

Our European business has continued to grow in 2018, driven in particular by the antibiotic portfolio (XYDALBA/ZEVTERA). We expect this trend to be the main driver in our revenue growth in 2018.  We have also won tenders in Italy for ESMOCARD, which we expect to deliver growth, primarily in the second half of 2018. This growth will require investment in working capital, primarily as a result of additional inventory and accounts receivable.

E.	Off-Balance Sheet Arrangements

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2017, and in the normal course of business, Cardiome has the following obligations to make future payments, representing contracts and other commitments that are known and committed.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Commitments for clinical and other agreements	$7,309	$6,439	$835	$35	$-
Supplier purchase commitment	498	166	332	-	-
CRG Term Loan(1)	44,040	-	15,292	28,748	-
Interest expense on CRG Term Loan(2)	18,141	5,374	10,256	2,511	-
Operating lease obligations	2,772	712	1,272	402	386
Total	$72,760	12,691	27,987	31,696	386

(1)	Based on draws as of the date of this Annual Report on Form 20-F and assuming continued compliance with all covenants.

(2)	Based on draws as of the date of this Annual Report on Form 20-F and does not include interest payments on other amounts that can be drawn.

G.	Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Company, their current principal occupations, all as of the date hereof, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with the Company	Date Became a Director/Officer	Principal Occupation Last Five Years
Richard M. Glickman(1)(2)(3) British Columbia, Canada Director	December 11, 2006	February 2017 to present – CEO and Chairman, Aurinia Pharmaceuticals; July 2007 to January 2017 – Retired

W. James O’Shea(2)(3) Massachusetts, United States Director	June 17, 2014	September 2007 to present – Retired

Arthur H. Willms(1)(3) British Columbia, Canada Director	June 22, 2015	January 2009 to present – Retired

Mark H. Corrigan(1)(2)(4) Massachusetts, United States Director	June 22, 2015	August 2016 to present – Retired; July 2014 to July 2016 – Chairman of the Board, Epirus Pharmaceuticals; January 2010 to June 2014 – President and CEO, Zalicus Inc.

Robert J. Meyer(4) Virginia, United States Director	September 25, 2015

January 2018 to present – Principal, Drug and Biological Products, Greenleaf Health;

March 2013 to December 2017 – Associate Professor of Public Health Sciences and Director of Virginia Center for Translational and Regulatory Sciences, University of Virginia;

January 2008 to January 2013 – VP of Global Regulatory Strategy, Policy, and Safety at Merck, Sharpe and Dohme

William L. Hunter British Columbia, Canada President and Chief Executive Officer, Director	June 11, 2007	July 2012 to present – President and Chief Executive Officer, Cardiome Pharma Corp.; 1997 to October 2011 – President and Chief Executive Officer, Angiotech Pharmaceuticals, Inc. (“Angiotech”)

Justin Renz Massachusetts, United States Chief Financial Officer	May 16, 2017

May 2017 to present – Chief Financial Officer, Cardiome Pharma Corp.;

August 2014 to April 2017 – Chief Financial Officer, Karyopharm Therapeutics;

September 2006 to July 2014 – Chief Financial Officer, Zalicus Inc.

Sheila M. Grant British Columbia, Canada Chief Operating Officer	August 1, 2003	March 2013 to present – Chief Operating Officer, Cardiome Pharma Corp.; April 2005 to March 2013 – Vice President of Product Development – vernakalant, Cardiome Pharma Corp.

David D. McMasters Washington, United States General Counsel	January 1, 2015	November 2012 to present – General Counsel, Cardiome Pharma Corp.; 2000 to July 2011 – General Counsel, Angiotech

Name, Province/State and Country of Residence and Present Position with the Company	Date Became a Director/Officer	Principal Occupation Last Five Years
David C. Dean British Columbia, Canada Chief Business Development Officer	June 22, 2015

May 2017 to present – Chief Business Development Officer, Cardiome Pharma Corp.;

June 2015 to May 2017 – VP, Investor Relations and Business Development, Cardiome Pharma Corp.;

January 2013 to June 2015 – Director and Research Analyst, Cormark Securities Inc.;

January 2012 to January 2013 – Institutional Equity Sales, Cantor Fitzgerald Canada;

January 2010 to January 2012 – VP Institutional Equity Sales, Versant Partners Inc.

Hugues Sachot St. Gregoire, France Chief Commercial Officer	June 22, 2015	May 2017 to present – Chief Commercial Officer; March 2013 to May 2017 – SVP, Sales, Cardiome Pharma Corp.; September 2007 to February 2013 – VP, Commercial, Angiotech

(1)	Member of the Compensation Committee. Dr. Glickman is the Chair of this Committee.

(2)	Member of the Corporate Governance and Nomination Committee. Dr. Corrigan is the Chair of this Committee.

(3)	Member of the Audit Committee. Mr. Willms is the Chair of this Committee.

(4)	Member of the Special Committee. Dr. Corrigan is the Chair of this Committee.

Biographies

The following are short biographies of our directors and executive officers:

Richard M. Glickman, L.L.D. (Hon), Director. Dr. Glickman was a co-founder and Executive Chairman of Aurinia Pharmaceuticals, or Aurinia, and currently serves as the CEO and Chairman of the Board for Aurinia. Dr. Glickman was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals, or Aspreva. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Since 2000, Dr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company and more recently, as Chairman of the Board of Essa Pharmaceuticals Inc. Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics, a diagnostic facility that evolved into the largest molecular diagnostic laboratories in Canada. He co-founded Probtec Corporation, a rational drug design and molecular genetics firm, where he established and introduced the first licensed DNA-based forensic and paternity testing services in Canada. He has served on numerous biotechnology boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), Director of the Canadian Genetic Disease Network and a member of the federal government’s National Biotechnology Advisory Committee. Dr. Glickman currently serves as a member of the British Columbia Innovation Council and a Director for the Vancouver Aquarium. Dr. Glickman received the Ernst & Young Entrepreneur of the Year 2004 Award for the Pacific Region Life Sciences Group and has received both Canada’s and British Columbia’s Top 40 under 40 Award for Entrepreneurs and has been the recipient of 2006 BC Biotech Leadership Award. Dr. Glickman has served on the audit committees of other publicly listed companies.

W. James O’Shea, Chairman. Mr. O’Shea was President and Chief Operating Officer of Sepracor Inc., or Sepracor, from October 1999 to March 2007 where he was responsible for successfully building that organization’s commercial infrastructure. From April to August 2007, Mr. O’Shea served as Sepracor’s Vice Chairman. Prior to Sepracor, Mr. O’Shea was Senior Vice President of Sales and Marketing and Medical Affairs for Zeneca Pharmaceuticals, a business unit of Astra Zeneca Plc, a publicly held biopharmaceutical company. Mr. O’Shea is past Chairman of the National Pharmaceutical Council and is also a board member of BTG Plc and Ocular Therapeutics. Mr. O’Shea has served on the audit committees of other publicly listed companies.

Arthur H. Willms, Director. Mr. Willms currently participates on several boards, including the board of directors of: Naikun Wind Energy Group Inc. and Pacific Autism Family Centre Foundation.  He was previously the President and Chief Operating Officer of Westcoast Energy Inc. Mr. Willms has a B.A. in Mathematics and an M.A. in Economics and has served on numerous audit committees of major corporation entities.

Mark H. Corrigan, M.D., Director. Dr. Corrigan was the Chairman of the board of directors at Epirus Biopharmaceuticals, Inc. until July 2016, and was a former board member of Cubist Pharmaceuticals, Inc.  He was formerly the Chief Executive Officer of Zalicus Inc., prior to its merger with Epirus Biopharmaceuticals Inc., and prior to that was the executive vice president of R&D at Sepracor Inc.  Prior to Sepracor Inc., he spent 10 years with Pharmacia & Upjohn, where he served most recently as Group Vice President of Global Clinical Research and Experimental Medicine.

Robert J. Meyer, M.D., Director. Dr. Meyer is currently a Director at the Virginia Center for Translational and Regulatory Sciences at the University of Virginia School of Medicine, but has held senior roles at Merck Research Laboratories from 2007 to 2013, most recently as Vice President, Global Regulatory Strategy, Policy and Safety, as well as at the FDA from 1999 to 2007 where Dr. Meyer served as Director of the Division of Pulmonary and Allergy Drug Products and then Director of the Office of Drug Evaluation II in the Center for Drug Evaluation and Research.

William Hunter, M.D., President and Chief Executive Officer & Director. Dr. Hunter has been a member of our Board of Directors since 2007 and became our President and Chief Executive Officer in July 2012. Prior to Cardiome, Dr. Hunter co-founded Angiotech in 1992 and assumed the position of Chief Executive Officer in 1997 when Angiotech was a venture-stage, private, pre-clinical company with less than 50 employees. He led Angiotech through three rounds of private equity financing, our IPO and listing on the TSX and the Nasdaq, over $1 billion in equity and debt financings, a debt restructuring and eight separate corporate acquisitions. During that time, Angiotech grew to become a profitable, diversified, healthcare company with over 1,400 employees, several thousand commercially available products, 12 facilities in five countries and worldwide annual revenues exceeding $250 million. Dr. Hunter has over 200 patents and patent applications to his name and products in which he was an inventor or co-inventor include the TAXUS® Drug-Eluting Coronary Stent, the Zilver PTX Peripheral Drug-Eluting Stent, the Quill barbed wound closure device and the 5-FU Anti-Infective Catheter; combined these products have been used in over 6 million patients and recorded revenues of over $12 billion worldwide. Dr. Hunter currently serves as a director of Rex Bionics Plc, and selected awards he has received include the 2006 Principal Award from the Manning Foundation (one of Canada’s highest awards for innovation); BC Innovation Council’s Cecil Green Award for Science and Technology Entrepreneurship; Entrepreneur of the Year from the Canadian Venture Capital and Private Equity Association; and Canada’s 40 Under 40. Dr. Hunter served as a practicing physician in British Columbia for five years.

Justin A. Renz, CPA, MST, MBA, Chief Financial Officer. Mr. Renz joined Cardiome in May 2017 as our Chief Financial Officer. He has over 20 years of experience in the biopharmaceutical industry. Most recently, he served as Executive Vice President, Chief Financial Officer and Treasurer at Karyopharm Therapeutics from August 2014 to April 2017, where he led core business and finance functions. Prior to Karyopharm, Mr. Renz was Executive Vice President, Chief Financial Officer and Treasurer at Zalicus Inc. (formerly CombinatoRx, Inc.), which he joined in September 2006. He oversaw multiple rounds of equity and debt financing and led the company's asset monetization strategy and two reverse mergers, culminating with the sale of Zalicus to Epirus Pharmaceuticals in July 2014. Prior to Zalicus, Mr. Renz served in senior finance and accounting roles at Serono, Inc. and Coley Pharmaceutical Group, Inc.

Sheila M. Grant, MBA, Chief Operating Officer. Ms. Grant is our Chief Operating Officer. Ms. Grant was most recently our Vice President of Product Development, with responsibility for the overall management of the vernakalant (IV) and vernakalant (oral) programs. She has overseen the development of vernakalant from its initial pre-clinical studies through to commercialization. Ms. Grant’s past roles at Cardiome have included Vice President, Commercial Affairs and Director of Business & Clinical Development. Ms. Grant also worked in research and development, production, and quality assurance with Schering Agrochemicals U.K., Wellcome Biotechnologies U.K. and Serono Diagnostics U.K.. Ms. Grant holds an MBA degree from Simon Fraser University and an MSc from the London School of Hygiene & Tropical Medicine.

David D. McMasters, JD, General Counsel. Mr. McMasters is our General Counsel, and oversees all of our legal affairs. Mr. McMasters was formerly General Counsel to Angiotech for 11 years, and, prior to that, was the Managing Partner of a mid-sized intellectual property law firm (Seed Law Group).

David C. Dean, Chief Business Development Officer. Mr. Dean has 15 years of capital markets experience as a top ranked industry analyst focused exclusively on the Canadian healthcare sector, most recently as a Director and Research Analyst at one of Canada’s leading independent investment banks. Mr. Dean attained a M.Sc. from the University of Ottawa with a focus on Cardiac Physiology as well as an MBA (Finance) from Queens University.

Hugues Sachot, Chief Commercial Officer. Mr. Sachot is our Chief Commercial Officer and leads the commercial organization in all direct market and distributor sales worldwide. He was previously Vice President of Commercial at Angiotech.

B.	Compensation

The following disclosure sets out the compensation for our Named Executive Officers (“NEOs”) and directors for the financial year ended December 31, 2017. All dollar amounts in this section are reflected in Canadian dollars unless otherwise stated.

Executive Compensation

Compensation Discussion and Analysis

Compensation Program and Strategy

Our success depends on the talent and efforts of our employees and the leadership and performance of our executives. We believe that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The compensation committee of our Board of Directors (the “Compensation Committee”) is charged, on behalf of the Board of Directors, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. As described below, the Compensation Committee approves the compensation of each of our NEOs. In 2017, our NEOs were:

1.	Dr. William Hunter, President and Chief Executive Officer

2.	Mr. Justin Renz, Chief Financial Officer

3.	Ms. Jennifer Archibald, Chief Financial Officer(1)

4.	Ms. Sheila Grant, Chief Operating Officer

5.	Mr. Hugues Sachot, Chief Commercial Officer(2)

6.	Mr. David McMasters, Corporate General Counsel

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

(2) Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.

Our executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business, (ii) provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives and (iii) ensure that the interests of management and shareholders of the Company are aligned. To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility, and incumbent specific considerations while aligning the Company’s compensation programs with those of similarly complex specialty pharmaceutical, and biotechnology companies. It also aligns pay-for-performance-based compensation programs to the achievement of objectives that will drive future success and enhance shareholder value by linking a significant portion of executive annual awards to overall corporate performance and attainment of specific value enhancing goals.

Our compensation program and strategy for our executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of incentive stock options and RSUs or phantom share units for executive officers residing in France.

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

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of the Company’s goals and strategic objectives, reward the achievement of short-term and long-term goals and objectives of the Company, and better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of shareholders. They are awarded annually on a discretionary basis by the Board of Directors, based on the recommendations of and subjective assessment by the Compensation Committee, regarding the Company’s success in creating shareholder value, and the achievement by the Company and the executives of various objectives. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of the Company’s short-term goals and objectives. Our equity-based compensation, currently payable by the grant of incentive stock options and RSUs, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of long-term performance of the Company and to retain key employees, rather than as compensation for performance in the prior year. In general, past discretionary awards of stock options are taken into account when making discretionary awards of stock options or RSUs in subsequent years. In addition, such awards may be made in situations where the Compensation Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist the Company to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders. Our Incentive Stock Option Plan is described in more detail below. We do not have a formal policy for allocating between long-term and currently paid compensation or for allocating between cash and non-cash compensation or among different forms of compensation. The Compensation Committee responds to current circumstances when determining the pay mix each year.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Chief Executive Officer and makes recommendations to the Board of Directors, and the Board of Directors makes all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Board of Directors for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Compensation Committee and the Board of Directors and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

Setting Executive Compensation

Performance goals are typically determined early in the year for each executive officer, and relate to matters which assist and help facilitate our overall strategic goals and objectives. These performance goals are assessed by the Compensation Committee and can be altered at the discretion of the Compensation Committee, if appropriate, due to changes in business factors or conditions.

In general, the Company annually determines the corporate objectives for each year during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses such objectives and, based on such assessment, the Compensation Committee determines an aggregate incentive value for each executive officer. The Compensation Committee then recommends to the Board of Directors discretionary awards of annual cash incentive bonuses, discretionary grants of stock options under the Incentive Stock Option Plan and discretionary grants of RSUs under the RSU Plan for the Chief Executive Officer and other executive officers of the Company.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and the Board of Directors, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Company for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the Compensation Committee may determine to award equity-based compensation to assist the Company in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board of Directors may also, in their discretion, adjust weighting to objectives for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Company to achieve its goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Board of Directors may consider, among other things, in exercising such discretion, include risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to the Company or otherwise affect the risks faced by the Company, and management of those risks.

As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Company’s market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as the Company so as to be appropriate for purposes of benchmarking executive compensation and assessing whether the Company’s executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of the Company’s Chief Executive Officer, Chief Financial Officer and the Company’s three other most highly compensated NEOs, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group.

In 2014, the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in a comprehensive benchmarking analysis on the total direct compensation (base salary, annual short and long-term incentives) for the NEOs. The Compensation Committee considered the advice from Mercer, where appropriate, but also performed its own assessment of competitive compensation requirements to establish the total direct compensation for the NEOs for 2016. In 2017, the Compensation Committee again engaged Mercer to assist in a benchmarking analysis of total direct compensation and will consider the results in future compensation assessments. It is likely that the Company’s executive compensation strategy, programs and arrangements for executives and non-management directors will continue to evolve and be revised in the future as a result of further periodic reviews and assessments by the Compensation Committee and changes in circumstances of the Company.

Executive Compensation-Related Fees

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate requires that the Compensation Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the Compensation Committee, provide to the Company at the request of management. Mercer was first retained to provide compensation services to the Company or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. Fees billed by Mercer, or any of its affiliates, for services relating to director and executive compensation provided by Mercer in 2017 were $32,887 (2016 - nil).

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Company’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board of Directors and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

2017 Executive Compensation Elements

For the year ended December 31, 2017, the principal components of compensation for our NEOs were: base salary, annual cash incentive bonus program and equity-based incentive program.

In general, we target to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, total cash compensation (base salary plus short-term incentive pay), and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted to be approximately at the 50th percentile of the comparator group when applicable, in the discretion of the Compensation Committee. However, the Compensation Committee exercises discretion in adjusting individual components of compensation with a goal of total direct compensation approximating the 50th percentile of the comparator group.

Base Salary

The base salary levels for the NEOs are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries are determined after considering the salary levels of other executives with similar responsibilities and experience and comparing salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. The salaries of the NEOs, other than the Chief Executive Officer, are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year. The salaries for the NEOs are approved by the Board of Directors based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

Annual Cash Incentive Bonus Program

The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards for individual performance that leads to the achievement of annual corporate objectives.

The executive officers, in the discretion of the Compensation Committee and the Board of Directors, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value for each of the NEOs varies, and ranges between 40% to 100% of base salary. However, the actual annual cash incentive bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual annual cash incentive bonus that each NEO may be entitled to under the program, and which may be subject to, and in the discretion of the Compensation Committee and the Board of Directors, further adjustments.

The formula for determining the amount of annual cash incentive bonus value that each NEO may be entitled to receive was generally as follows:

Base Salary	x	Bonus Target %	x	Corporate Performance Result	x	Individual Performance Result

At the beginning of 2017, key corporate objectives were set by the Board of Directors to represent a broad range of activities that span the Company’s global business. The 2017 corporate objectives were as set out on the table below. In determining the corporate performance result, the corporate objectives are weighted to reflect the relative priority, importance and impact of each objective on the Company’s success. Objectives are set with targets that represent significant “stretch” goals for the organization.

After the year-end results are compiled, performance relative to the corporate objectives is measured to determine a corporate performance result. The Board of Directors gives consideration to how challenging each goal was and considers other business, commercial and organizational factors that may have impacted achievement of the goals in arriving at its final assessment of the corporate performance result.

The individual performance result is based on each NEO’s achievement of his functional and individual goals (set at the beginning of each year) and demonstrated leadership competencies as assessed by the Chief Executive Officer and Compensation Committee. The CEO’s individual goals are generally the same as the corporate objectives. The other NEOs functional and individual goals contain a spectrum of commercial, financial, technical, scientific and special project goals specific to the NEO’s area of responsibility. The Compensation Committee and CEO do not use quantitative targets and formulas to assess individual executive performance. The Compensation Committee determines the individual performance result of the Chief Executive Officer and approves the recommendations made by the Chief Executive Officer for the individual performance result of the other NEOs.

The amount determined pursuant to the formula was intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

For 2017, the objectives and relative achievements of those objectives were:

Area	Goal	Corporate Performance Result
Commercial	Revenue targets	Not achieved
Operations	Regulatory filing/approval targets	Achieved
Finance	Cash management targets	Partially achieved
Business development	Product additions targets	Achieved
IR / HR	Company brand building targets	Over achieved

The 2017 corporate performance result was determined by the Compensation Committee after reviewing the results for each 2017 objective. The Compensation Committee determined that a 60% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

For 2017, the Compensation Committee awarded the NEOs an incentive bonus of between 30% and 80% of their individual bonus targets based on personal performance.

The NEOs received cash incentive bonuses for 2017 in the amounts set out in the following table.

Summary Of Executive Cash Incentive Bonuses For 2017 Fiscal Year
Employee	Base Salary(1)			Cash Bonus
William Hunter	Cdn $	669,500		Cdn $	200,000
Justin Renz(2)	Cdn $	512,947	(3)	Cdn $	103,239	(3)
Jennifer Archibald(4)	Cdn $	340,000		Cdn $	-
Sheila Grant	Cdn $	310,000		Cdn $	93,000
Hugues Sachot	Cdn $	461,381	(5)	Cdn $	73,235	(5)
David McMasters	Cdn $	409,059	(3)	Cdn $	98,044	(3)
Total	Cdn $	2,362,887		Cdn $	567,518

(1)	Reflects annual base salaries in effect in 2017. All dollar amounts are reflected in Canadian dollars.

(2)	Mr. Renz was appointed Chief Financial Officer on May 16, 2017.

(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.2986, being the annual average of the Bank of Canada rates for 2017.

(4)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

(5)	The exchange rate used for conversion of Euros into Canadian dollars was EUR 1.00 = Cdn $1.4647, being the annual average of the European Central Bank rates for 2017.

The Compensation Committee determined, and the Board of Directors accepted and approved, a cash incentive bonus pool in the amount of Cdn.$596,762 in respect of 2017 that may be paid to the Company’s non-executive employees at the discretion of the Chief Executive Officer. We have a discretionary bonus plan for non-executive employees. The non-executive employees, in the discretion of the Compensation Committee and the Board of Directors, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value is based upon the achievement of corporate objectives approved by the Board of Directors and the individual performance of each non-executive employee. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

Equity-Based Incentives

The Board and the Compensation Committee believe that in order to (i) assist the Company in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Company, (ii) create a greater commonality of interests between such employees and directors and the shareholders of the Company through incentive compensation based on the value of the Company’s common shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Company through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. Our equity-based compensation currently is made in the form of stock options granted under the Incentive Stock Option Plan and RSUs granted under the RSU Plan.

We do not have share ownership guidelines or share retention requirements for directors or executive officers. We do not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of the our equity securities. None of our NEOs or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The Compensation Committee and the Board of Directors remain committed to the motivation and reward of executives for the long-term performance of the Company and the retention of our key employees and will continue to seek ways to assure the alignment of our compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Incentive Stock Option Plan was approved by our shareholders of in May 2001 and was subsequently amended in May 2002, May 2004, June 2006, September 2007, May 2010, June 2013, June 2014 and June 2017. Under the Incentive Stock Option Plan, the Board of Directors may, in its discretion, grant options to purchase our common shares to directors, officers, employees, contractors and consultants of us or any of our subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of us, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant options to purchase our common shares to our employees of or any of our subsidiaries. The exercise price of options granted under the Incentive Stock Option Plan is established at the time of grant and must be not less than the closing price of our common shares on the TSX immediately preceding the date of the grant. Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant, provided that the expiry date of any option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. The vesting terms of options are established at the time of grant.

As described above, we make annual grants of options under the Incentive Stock Option Plan on a prospective, going-forward basis. The options granted to executive officers and other key employees are typically granted by the Board of Directors, based on the recommendations of the Compensation Committee. In addition, grants of options are also made to non-management directors. In determining whether or not to make option grants, the Board of Directors, the Compensation Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting options both to executive officers and other employees, as well as non-management directors, the Board of Directors, based on the recommendations of the Compensation Committee, determines the value that the Board of Directors wishes to grant as equity-based compensation and then determines the number of the options to be granted based on the estimated fair value of the options. The fair value of the options is calculated based on a standard Black-Scholes-Merton model, which the Compensation Committee and the Board of Directors conclude produces a meaningful and reasonable estimate of fair value.

The number of stock options granted to the NEOs in 2017 was as follows:

William Hunter	400,000
Justin Renz	275,000
Jennifer Archibald(1)	125,000
Sheila Grant	125,000
Hugues Sachot	-
David McMasters	125,000

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

Our annual burn rate under the Stock Option Plan was 2.1% in 2015, 2.4% in 2016, and 3.7% in 2017. The burn rate is calculated by dividing the number of stock options granted under the Stock Option Plan during the year by the weighted average number of common shares outstanding for the year.

RSU and Phantom Share Unit Plan

The RSU Plan was approved by our shareholders on May 9, 2014 and was subsequently amended in June 2017. Pursuant to the RSU Plan, the Board of Directors may, in its discretion, award RSUs to directors, employees and eligible consultants of the Company or any of its subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

The RSU Plan was established to assist the Company in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the issuance of share units to participants under the plan, to better align the interests of participants with the long-term interests of shareholders.

Our annual burn rate under the RSU Plan was 0.5% in 2015, 0.2% in 2016, and 0.2% in 2017. The burn rate is calculated by dividing the number of RSU’s granted under the RSU Plan during the year by the weighted average number of common shares outstanding for the year.

A Phantom Share Unit Plan (“PSU Plan”) was established to assist the Company in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and personal objectives and, through the issuance of Phantom Share Units (“PSUs”) to participants under the PSU Plan, to better align the interests of participants with the long-term interests of shareholders. Only employees and consultants that are not eligible for RSUs in their local jurisdiction are eligible under the PSU plan. No PSUs shall be paid out or settled by the issuance or provision of shares or any other securities of the Company. Each PSU awarded conditionally entitles the participant to receive the cash equivalent of the closing market value of the units upon the attainment of the PSU vesting criteria.

RSUs were not granted to NEOs in 2017. The number of PSUs granted to the NEOs in 2017 was as follows:

William Hunter	-
Justin Renz	-
Jennifer Archibald(1)	-
Sheila Grant	-
Hugues Sachot	42,922
David McMasters	-

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

Compensation Risk Review

The Compensation Committee has reviewed the Company’s compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of the Company’s compensation policies or practices might present or could give rise to the material risks to the Company or otherwise affect the risks faced by the Company, and management of those risks. The Compensation Committee intends to conduct such a review on an annual basis.

The mandate of the Board of Directors includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks the Company must face in the course of its business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considers the financial and other risks identified by the Board of Directors, as well as the Company’s internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from the Company’s compensation policies and practices that may reasonably be likely to have a material effect on the Company.

The Compensation Committee believes that our compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short term revenues or profits at the expense of achieving the Company’s long-term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from the Company’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.

•	The role of the Board in identifying the risks we face and ensuring that such risks are appropriately managed.

•	The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with long-term growth of the Company, and not encourage irresponsible or excessive risks which have the potential to increase short term revenues or profits at the expense of achieving the Company’s long-term strategic goals and objectives.

•	The extent to which our compensation policies and practices include effective risk management and regulatory compliance as part of the performance metrics used in determining compensation. As discussed above, risk assessment and risk management are included as part of the Compensation Committee’s assessment of performance of executive officers for purposes of determining the annual incentive value to which executive officers may be entitled, and in exercising discretion in determining the amounts of such annual incentive values.

•	The extent to which our compensation expense to executive officers is a significant percentage of our revenues.

•	The extent to which incentive compensation may be awarded by the Company upon accomplishment of tasks where risks to the Company from such tasks may extend over a significantly longer time period.

•	The extent to which our executive compensation policies and practices may reward short-term rather than long-term objectives.

•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Board of Directors.

•	Policies and practices our use to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including our executive compensation clawback policy.

Executive Compensation Clawback Policy

In April 2010, the Board of Directors adopted a policy pursuant to which, in the event our financial results as reflected in previously issued financial statements are required to be materially restated and the Compensation Committee or the Board of Directors determines that the need for the restatement was caused or substantially caused by fraud or misconduct of one or more executives of the Company, the Compensation Committee or the Board of Directors will review all performance-based incentive compensation awarded to executives that are attributable to performance during the period or periods restated, and determine whether the restated results would have resulted in the same performance-based compensation for the executives. If not, the Compensation Committee or the Board of Directors may, in its discretion, subject to applicable law, considering the facts and circumstances surrounding the restatement and other facts or circumstances the Compensation Committee or the Board of Directors considers appropriate, direct that the Company seek to recover all or a portion of cash incentive bonus payments made to one or more executives in respect of any financial year in which the Company’s financial results are negatively affected by such restatement. In addition, the Compensation Committee or the Board of Directors may, in those circumstances, in its discretion, withhold future awards of incentive compensation that might otherwise be awarded to the executives.

Compensation of Executive Officers

The following table provides a summary of the total compensation earned during the years ended December 31, 2017, December 31, 2016 and December 31, 2015 for the each of the Company’s NEOs.

Summary Compensation Table(1)

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary (Cdn $)	Share- based awards (Cdn $)(2)	Option- based awards (Cdn $)(3)	Annual incentive plans (Cdn $)(4)	Long-term incentive plans (Cdn $)	Pension value (Cdn $)	All other compensation (Cdn $)	Total compensation (Cdn $)
William L. Hunter	2017	669,500	Nil	749,856	200,000	Nil	Nil	Nil	1,619,356
President and Chief	2016	669,500	Nil	663,892	669,500	Nil	Nil	Nil	2,002,892
Executive Officer(5)	2015	669,500	399,534	684,962	468,650	Nil	Nil	Nil	2,222,646
Justin Renz Chief Financial Officer(6)	2017	320,592	Nil	606,548	103,239	Nil	Nil	Nil	1,030,379
Jennifer Archibald	2017	283,333	Nil	234,330	Nil	Nil	Nil	825,833	1,343,496
Chief Business	2016	325,000	Nil	199,168	104,000	Nil	Nil	Nil	628,168
Operations Officer(7)	2015	325,000	98,740	172,294	91,000	Nil	Nil	Nil	687,034
Sheila M. Grant	2017	310,000	Nil	234,330	93,000	Nil	Nil	Nil	637,330
Chief Operating	2016	290,000	Nil	199,168	104,000	Nil	Nil	Nil	593,168
Officer(8)	2015	290,000	98,740	172,294	81,200	Nil	Nil	Nil	642,234
Hugues Sachot	2017	461,381	173,834	Nil	73,235	Nil	Nil	Nil	708,450
Chief Commercial	2016	439,830	173,837	Nil	158,339	Nil	Nil	Nil	772,006
Officer (9)	2015	425,460	98,740	195,050	119,129	Nil	Nil	Nil	838,379
David McMasters	2017	409,059	Nil	231,034	98,044	Nil	Nil	Nil	738,137
Corporate General	2016	397,440	Nil	190,380	143,078	Nil	Nil	Nil	730,898
Counsel(10)	2015	383,610	98,740	195,050	107,411	Nil	Nil	Nil	784,811

Notes:

(1)	All dollar amounts in the Summary Compensation Table and footnotes are reflected in Canadian dollars. The average rates of exchange used to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years were: 2017 – 1.2986 ; 2016 – 1.3248 ; 2015 – 1.2787.

(2)	Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plan. The fair value of the RSUs is calculated as the number of RSUs granted multiplied by the grant date fair market value. The cost is amortized straight-line rateably over the life of the grant.

(3)	Option-based awards represent the fair value of stock options granted in the year under the Incentive Stock Option Plan. The fair value of stock options granted is calculated as of the grant date using the Black-Scholes option pricing model. Under this method, the weighted average fair value of stock options granted to the NEOs in 2017 was Cdn $ 1.92 ; 2016 – Cdn $2.58 ; 2015 – Cdn $5.92 using the following assumptions:

	2017	2016	2015
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	64.5%	62.1%	77.2%
Risk-free interest rate	1.1%	0.6%	0.6%
Expected life of options (in years)	3.7	3.0	3.3

There is no dividend yield because we do not pay, and do not intend to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behaviour. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation accordingly.

(4)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years.

(5)	Dr. Hunter was appointed interim Chief Executive Officer of the Company on July 3, 2012 and Chief Executive Officer of the Company on a full-time basis in March 2013. He served on the Board of Directors as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012 and has served since that time as a non-independent director. Dr. Hunter did not receive any fees relating to his position as a director in 2014, 2015, 2016 or 2017.

(6)	Mr. Renz was appointed Chief Financial Officer on May 16, 2017.

(7)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

(8)	Ms. Grant was appointed Chief Operating Officer on March 26, 2013.

(9)	Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.

(10)	Mr. McMasters was appointed Corporate General Counsel on November 1, 2012.

Outstanding Option-Based and Share-Based Awards

The following tables set forth, for each NEOs, all of the option-based and share-based grants and awards outstanding on December 31, 2017.

Option-based awards(1)
	Number of securities underlying unexercised options (#)	Option exercise price		Option expiration	Value of unexercised in-the- money options as at Dec. 31, 2017 (Cdn $)
Name		(Cdn $)		date
William L. Hunter	200,000	1.65		3/20/2018	52,000
	100,000	8.23		8/13/2019	Nil
	130,000	10.35		3/26/2020	Nil
	250,000	6.15		6/21/2021	Nil
	400,000	4.01		3/21/2022	Nil

Justin Renz	275,000	4.71	(2)	5/18/2022	Nil

Jennifer Archibald(3)	25,000	8.23		8/13/2019	Nil
	32,700	10.35		10/31/2019	Nil
	75,000	6.15		10/31/2019	Nil
	125,000	4.01		10/31/2019	Nil

Sheila Grant	20,000	1.70		`4/04/2018(4)	4,200
	40,000	5.10		11/20/2018	Nil
	25,000	8.23		8/13/2019	Nil
	32,700	10.35		3/26/2020	Nil
	75,000	6.15		6/21/2021	Nil
	125,000	4.01		3/21/2022	Nil

Hugues Sachot	10,000	1.65		3/20/2018	2,600
	40,000	5.10		11/20/2018	Nil
	15,000	8.23		8/13/2019	Nil
	32,700	10.35		3/26/2020	Nil

Option-based awards(1)
	Number of securities underlying unexercised options	Option exercise price		Option expiration	Value of unexercised in-the- money options as at Dec. 31, 2017
Name	(#)	(Cdn $)		date	(Cdn $)
David McMasters	35,000	1.70		4/04/2018(4)	7,350
	12,000	1.65		3/20/2018	3,120
	20,000	8.23		8/13/2019	Nil
	32,700	10.35		3/26/2020	Nil
	75,000	6.29	(2)	6/21/2021	Nil
	125,000	3.93	(2)	3/21/2022	Nil

	Share-based awards
	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have	Market or payout value of vested share- based awards not paid out or
Name	(#)	not vested (Cdn $)	distributed (Cdn $)
William L. Hunter	13,102	25,025	Nil
Justin Renz	Nil	Nil	Nil
Jennifer Archibald(2)	Nil	Nil	Nil
Sheila M. Grant	3,238	6,185	Nil
Hugues Sachot	63,224	120,758	Nil
David McMasters	3,238	6,185	Nil

Notes:

(1)	All amounts reflected in Canadian dollars.
(2)	These stock options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn. $1.2986, being the annual average of the Bank of Canada rates for 2017.
(3)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.
(4)	The expiration date of these stock options was extended due a trading blackout that was in effect during the original expiration date of these stock options.

Value Vested or Earned During Fiscal 2017

The following table (expressed in Canadian dollars) sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the year ended December 31, 2017.

Name	Option-based awards – Value vested during 2017 (Cdn $)	Share-based awards – Value vested during 2017 (Cdn $)	Non-equity incentive plan compensation - Value earned during 2017 (Cdn $)
William L. Hunter	189,222	53,718	200,000
Justin Renz	19,243	Nil	103,239
Jennifer Archibald(1)	18,506	19,007	Nil
Sheila M. Grant	18,506	13,276	93,000
Hugues Sachot	2,150	13,276	73,235
David McMasters	23,018	13,276	98,044

Notes:

(1)	Ms. Archibald was Chief Financial Officer from September 20, 2012 to May 15, 2017, at which time she was appointed Chief Business Operations Officer. On May 15, 2017, Justin Renz assumed the position of Chief Financial Officer, replacing Ms. Archibald. Ms. Archibald resigned on October 31, 2017.

Pension Plan Benefits

We do not provide retirement benefits for directors and officers.

Employment Contracts with Named Executive Officers

We have entered into employment agreements with each of the NEOs listed below.

William Hunter

On July 3, 2012, Dr. William Hunter was appointed interim Chief Executive Officer and President of the Company and was to devote his best efforts and at least 60% of all of his business time to the performance of his duties. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to Cdn.$550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met. Effective January 1, 2014, Dr. Hunter’s annual salary was increased to Cdn.$650,000. In August 2014, Dr. Hunter was granted 100,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Under an employment agreement dated January 1, 2015, Dr. Hunter’s annual salary was increased to Cdn.$669,500.  In 2015, Dr. Hunter was granted 130,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant.  There was no change to Dr. Hunter’s salary in 2016.  In 2016, Dr. Hunter was granted 250,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2017, Dr. Hunter was granted 400,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1, 2018, Dr. Hunter’s annual salary was increased to Cdn.$685,500. In 2018, Dr. Hunter was granted 450,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Dr. Hunter is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Dr. Hunter are met. He is entitled to six weeks of paid vacation each year. Dr. Hunter’s salary is reviewed annually by the Company.

Justin Renz

Mr. Justin Renz was appointed Chief Financial Officer of the Company May 16, 2017. Mr. Renz received an annual salary of $395,000 and was entitled to a signing bonus and an annual discretionary performance bonus. On May 16, 2017, Mr. Renz was granted 275,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1st, 2018, Mr. Renz’s annual salary was increased to $400,000. In 2018, Mr. Renz was granted 150,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. Renz is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. Renz are met. He is entitled to four weeks of paid vacation each year. Mr. Renz’s salary is reviewed annually by the Company.

Jennifer Archibald

Ms. Jennifer Archibald was Chief Financial Officer of the Company from September 20, 2012 to May 15, 2017 at which time she was appointed Chief Business Operations Officer. On January 1, 2013, Ms. Archibald’s annual salary was increased to Cdn.$250,000. Effective January 1, 2014, Ms. Archibald’s annual salary was increased to Cdn.$275,000. On January 1, 2015, Ms. Archibald’s annual salary was increased to Cdn.$325,000. There was no change to Ms. Archibald’s salary in 2016. On January 1, 2017, Ms. Archibald’s annual salary was increased to Cdn.$340,000. Ms. Archibald received grants of 15,000, 25,000, 32,700, 75,000 and 125,000 incentive stock options in 2013, 2014, 2015, 2016 and 2017, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Archibald resigned on October 31, 2017.

Sheila Grant

Ms. Sheila Grant was appointed Chief Operating Officer of the Company on March 26, 2013, devoting 80% of her business time to perform her duties, in consideration for an annual salary of Cdn.$228,000.  Effective January 1, 2014, Ms. Grant’s annual salary was increased to Cdn.$240,000 and on January 1, 2015, Ms. Grant’s annual salary was increased to Cdn.$290,000. There was no change to Ms. Grant’s salary in 2016. In October 2017, Ms. Grant agreed to devote 100% of her business time to perform her duties in consideration for an annual salary of Cdn.$387,500. Effective January 1, 2018, Ms. Grant’s annual salary was increased to Cdn.$396,800. Ms. Grant received grants of 40,000, 25,000, 32,700, 75,000 and 125,000 incentive stock options in 2013, 2014, 2015, 2016 and 2017, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2018, Ms. Grant was granted 125,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Ms. Grant are met. She is entitled to six weeks of paid vacation each year.  Ms. Grant’s salary is reviewed annually by the Company.

Hugues Sachot

On December 31, 2013, Mr. Hugues Sachot was appointed Senior Vice President, International. Mr. Sachot received an annual salary of EUR 280,000 and was entitled to a signing bonus and an annual discretionary performance bonus.  Mr. Sachot assumed the position of Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer. Effective January 1, 2015, Mr. Sachot’s salary was increased to EUR 300,000.  There was no change to Mr. Sachot’s annual compensation in 2016. Mr. Sachot received total grants of 50,000, and 15,000 incentive stock options in 2013 and 2014, respectively, which vest over four years on the last day of each month in equal instalments, commencing from the date of grant. In 2015, Mr. Sachot received a grant of 32,700 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2016 and 2017, Mr. Sachot received a grant of 25,596 and 42,922 Cardiome PSUs, respectively, which vest over three years on the anniversary date of each grant in equal instalments. Effective January 1, 2018, Mr. Sachot’s annual salary was increased to EUR 322,500. Mr. Sachot is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. Sachot are met. Mr. Sachot’s salary is reviewed annually by the Company.

David McMasters

On November 1, 2012, Mr. David McMasters was appointed Corporate General Counsel.  Effective January 1, 2013, Mr. McMasters’ compensation was increased to $200,000 and effective January 1, 2014, Mr. McMasters’ annual compensation was increased to $225,000.  On January 1, 2015, Mr. McMasters’ annual salary was increased to $300,000. There was no change to Mr. McMasters’ salary in 2016. Mr. McMasters received grants of 12,000, 20,000, 32,70, 75,000 and 125,000 incentive stock options in 2013, 2014, 2015, 2016 and 2017, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1, 2018, Mr. McMaster’s annual salary was increased to $322,500. In 2018, Mr. McMasters was granted 125,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. McMasters is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between the Company and Mr. McMasters are met. He is entitled to six weeks of paid vacation each year.  Mr. McMasters’s salary is reviewed annually by the Company.

Estimated Termination Payments

Dr. William Hunter, Mr. Justin Renz, Ms. Sheila Grant and Mr. David McMasters have employment agreements with indefinite terms and may be terminated by them upon at least 60 days’ written notice, in which case they will be entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. Should their employment be terminated by the Company without cause, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and one year’s bonus, along with amounts for benefits. Following a change of control of the Company, if their employment is terminated by the Company for any reason other than for just cause, or, is terminated by Dr. Hunter, Mr. Renz, Ms. Grant and Mr. McMasters for good reason, as defined by the employment agreement, they are entitled to receive any salary, vacation and bonus owed and expenses incurred up to the date of termination. In addition, they are entitled to a lump sum severance payment equal to 24 months of salary and three year’s bonus, along with amounts for benefits.  In all cases, except for termination with cause, all unvested stock options held by Dr. Hunter, Mr. Renz, Ms. Grant and Mr. McMasters will vest immediately on their last day of employment.

Mr. Hugues Sachot’s agreement has an indefinite term and may be terminated by Mr. Sachot upon at least 90 days’ written notice.  Should Mr. Sachot’s agreement be terminated by the Company without cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 12 months of salary and all unvested stock options held by Mr. Sachot will vest pursuant to an accelerated schedule over 12 months.  Following a change of control of the Company, if Mr. Sachot’s agreement is terminated by the Company for any reason other than for just cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to twelve months of salary and all unvested stock options held by Mr. Sachot will vest immediately on his last day of employment.

The table below (expressed in Canadian dollars) reflects amounts that would have been payable to each NEO if his or her employment had been terminated on December 31, 2017 either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause					Termination Following Change of Control(1)
Name	Severance (Cdn $)		Accelerated Vesting of Options (Cdn $)(2)	Continuation of Benefits (Cdn $)		Severance (Cdn $)		Accelerated Vesting of Options (Cdn $)(2)	Continuation of Benefits (Cdn $)
William Hunter	1,785,050		-	48,000		3,124,050		-	72,000
Justin Renz	1,129,133	(3)	-	62,333	(3)	1,539,490	(3)	-	93,499	(3)
Sheila M. Grant	867,733		-	48,000		1,177,733		-	72,000
Hugues Sachot	461,381	(4)	-	-		461,381	(4)	-	-
David McMasters	933,910	(3)	-	62,333	(3)	1,261,157	(3)	-	93,499	(3)

Notes:

(1)	Represents the amount each NEO would be entitled to receive if his or her employment with the Company was terminated upon completion of a change of control.

(2)	Represents the value of unvested in-the-money options that will vest upon termination of employment as at December 31, 2017.

(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$1.00 = Cdn $1.2986, being the annual average of the Bank of Canada rates for 2017.

(4)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn $1.4647, being the annual average of the European Central Bank rates for 2017.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

We maintain directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of Cdn $30,000,000 annual protection against liability (less a deductible of up to Cdn $750,000 payable by the Company depending on the nature of the claim). The annual premium paid by the Company for this insurance is Cdn $437,000. We also have entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the CBCA.

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Company received total compensation for services provided to the Company in his or her capacity as director and/or consultant and/or expert as follows (expressed in Canadian dollars):

Name	Fees earned (Cdn $)	Share- based awards (Cdn $)	Option- based awards (Cdn $)	Non-equity incentive plan compensation (Cdn $)	Pension value (Cdn $)	All other compensation (Cdn $)	Total (Cdn $)
W. James O’Shea(1)	140,109	Nil	44,002	Nil	Nil	Nil	184,111
Richard M. Glickman(3)	105,509	Nil	32,991	Nil	Nil	Nil	138,500
Mark H. Corrigan(5)	207,465	Nil	31,430	Nil	Nil	Nil	238,995
Arthur H. Willms(6)	115,398	Nil	32,991	Nil	Nil	Nil	148,389
Robert J. Meyer	94,907	Nil	31,430	Nil	Nil	Nil	126,337

Notes:

(1)	Chairman of the Board of Directors.

(2)	Calculated as of the grant date using the Black-Scholes option pricing model.

(3)	Chair of the Compensation Committee.

(4)	Calculated as of the grant date using the Black-Scholes option pricing model.

(5)	Chair of the Corporate Governance and Nominating Committee and Chair of the Special Committee.

(6)	Chair of the Audit Committee.

Effective January 2014, the Board of Directors, based on a recommendation of the Compensation Committee, set the annual retainer fee payable to non-management directors, other than the Chair of the Board of Directors (“Chair of the Board”) and the Lead Independent Director, for acting as board members at Cdn $25,000 and the annual retainer payable to the Chair of the Board and the Lead Independent Director at Cdn $75,000. The additional annual retainer for each of the Chairs of our audit committee and corporate governance and nominating committee was Cdn $25,000. The Board of Directors also determined that the amount non-management directors were entitled to receive per teleconference Board or committee meeting was Cdn $1,500 and for each Board of Directors or committee meeting attended in person was Cdn $3,000.  Effective June 2014, the corporate governance and nominating was separated into the Compensation Committee and the Corporate Governance and Nominating Committee (the “GN Committee”) upon the appointment of a sixth director.  The annual retainer payable to the Chair of the Compensation Committee was Cdn $25,000 and the annual retainer payable to the Chair of the GN Committee was Cdn $15,000.  Effective June 21, 2016, the role of Lead Independent Director was eliminated.

Based on the recommendation of the Compensation Committee and Mercer’s benchmarking analysis, effective January 1, 2018, the Board removed all compensation based on attendance of meetings and moved to a retainer-only compensation model.  The annual retainer fee payable to non-management Board of Directors members was changed to Cdn $50,000 and the retainer payable to the Chair of the Board was changed to Cdn $90,000.  The additional annual retainers for members of the audit committee of our Board of Directors (the “Audit Committee”) and the Chair of the Audit Committee are Cdn $13,000 and Cdn $25,000, respectively.  The additional annual retainers for members of the Compensation Committee and the Chair of the Compensation Committee are Cdn $10,000 and Cdn $25,000, respectively.  The additional annual retainers for members of the GN Committee and the Chair of the GN Committee are Cdn $7,000 and Cdn $15,000, respectively.

In granting options to non-management directors, the Board of Directors determines the number of common shares which the Board of Directors wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model. As part of the amendments to the Incentive Stock Option Plan approved by the Board of Directors in March 2010 and by the shareholders of the Company in May 2010, an additional limitation was added to the Incentive Stock Option Plan limiting the value of options granted to any individual non-employee director of the Company within any calendar year to a maximum of Cdn.$100,000. At our annual shareholders’ meeting, we are seeking approval of certain amendments to the Incentive Stock Option Plan, including additional limits on awards granted to non-employee directors of the Company.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2017 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Cardiome Options – 2,892,057 Cardiome RSUs – 96,956	Cardiome Options - $5.52 Cardiome RSUs - nil	Cardiome Options – 1,437,607 Cardiome RSUs – 768,977
Equity compensation plans not approved by securityholders	–	–	–
Total	Cardiome Options – 2,892,057 Cardiome RSUs – 96,956	Cardiome Options - $5.52 Cardiome RSUs - nil	Cardiome Options – 1,437,607 Cardiome RSUs – 768,977

Summary of Stock Option Plan

Our stock option plan (the “Stock Option Plan”) was approved by our shareholders in May 2001 and was subsequently amended or re-approved in May 2002, May 2004, June 2005, June 2006, September 2007, May 2010, June 2013, June 2014 and June 2017. Pursuant to the Stock Option Plan, our Board of Directors may, in its discretion, grant options to purchase our common shares (“Options”) to directors, officers, employees, contractors and consultants of the Company or any of its subsidiaries. In addition, the Chief Executive Officer of the Company, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, grant Options to employees of the Company or any of its subsidiaries.

On June 16, 2014, our shareholders approved an amendment to the Stock Option Plan whereby the maximum number of common shares available for issue under the Stock Option Plan is a rolling number equal to 12.5% of the issued common shares outstanding at the time of grant. Under the Stock Option Plan, the maximum number of Options issuable to insiders continues to be restricted to 10% of the issued and outstanding common shares.

As at December 31, 2017, Options to purchase an aggregate of 2,892,057 common shares, representing approximately 7.69% of then outstanding common shares on a fully diluted basis (8.35% on a non-diluted basis), are outstanding and unexercised. The remaining number of common shares available to be issued pursuant to Options granted from and after December 31, 2017 was 1,437,607, representing approximately 3.82% of the issued and outstanding common shares on a fully diluted basis (4.15% on a non-diluted basis).

Subject to the provisions of the Stock Option Plan, our Board of Directors or the Chief Executive Officer of the Company has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of Options granted under the Stock Option Plan. Our Board of Directors or the Chief Executive Officer of the Company establishes the exercise price of Options granted under the Stock Option Plan at the time of grant, which price must be not less than the closing price of the common shares on the TSX on the date immediately preceding the date of the grant. Eligible persons (namely, any director, officer, employee, dependent contractor or consultant of the Company or any of its subsidiary companies) granted Options under the plan (“Participants”) may receive Options on more than one occasion and may receive Options having different terms on the same date.

Our Board of Directors or the Chief Executive Officer of the Company establishes the vesting terms of Options at the time of grant. Prior to 2012, Options granted to officers, employees, consultants and contractors generally vest over four years, as to 25% at the end of each 12-month period commencing from the date of the grant of the Options. For Options granted in 2012 or subsequent, Options granted to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant. The vesting periods for Options granted to officers and certain key individuals may also be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Company vest over three years, with 25% vesting immediately and 25% vesting at the end of each 12-month period commencing from the date of the grant of the Options. Thereafter, annual option grants made to non-executive directors vest immediately upon grant. In 2012, non-executive directors also received an additional grant, 20% of which vested on the grant date, with the remaining vesting over four years, or 20% at the end of each 12-month period commencing from the date of the grant. All Options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Company. Future Options may be granted on similar terms or such other terms as our Board of Directors or the Chief Executive Officer of the Company may determine at the time of the grant, except all future Options must be exercised not later than five years from the date of grant (subject to extension pursuant to the terms of the Stock Option Plan for Options that would otherwise expire during a blackout period).

The maximum number of common shares which may be reserved for issuance under Options to an individual Participant is 5% of the number of common shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding common shares issued under the Stock Option Plan or other share based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of Options to insiders under the Stock Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of our outstanding securities; (ii) the number of securities issued to insiders under all securities based compensation arrangements within a one-year period cannot exceed 10% of our total issued and outstanding securities; and (iii) the maximum number of common shares which may be issued to any one insider under the Stock Option Plan within a one-year period is 5% of the Outstanding Issue.

On June 20, 2017, our shareholders approved an amendment to the Stock Option Plan to replace the previous 0.9% limit on non-employee director participation under the Stock Option Plan with a limit on non-employee director participation whereby the maximum number of common shares issuable under the Stock Option Plan together with any common shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis. In addition, under the amended Stock Option Plan, the award value of all equity based awards that are to be settled by the issuance of common shares from treasury to any non-employee director may not exceed Cdn.$150,000 per year per eligible director, of which a maximum of Cdn.$100,000 may be awarded in stock options.

Options granted under the Stock Option Plan prior to July 27, 2007 must be exercised no later than six years after the date of grant or such lesser period as may be determined by our Board of Directors or the Chief Executive Officer of the Company and Options granted under the Stock Option Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by our Board of Directors or the Chief Executive Officer of the Company, provided that the expiry date of any Cardiome Option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the Cardiome Optionholder receives the intrinsic value of the exercised Options (the difference between the aggregate market price of the common shares underlying the exercised Options and the aggregate exercise price of the common shares underlying the exercised Options) in the form of common shares issued from treasury. In addition, Cardiome Optionholder have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by our Board of Directors or Chief Executive Officer, to surrender Options and receive the intrinsic value of the surrendered Options (the difference between the aggregate market price of the common shares underlying the surrendered Options and the aggregate exercise price of the common shares underlying the surrendered Options) in cash.

Subject to the foregoing, and except as otherwise determined by our Board of Directors (or, subject to the provisions of the Stock Option Plan, the Chief Executive Officer of the Company): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Company or any of its subsidiaries for any reason other than death, the Options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participant is restricted from trading pursuant to any policy of the Company prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Company, each Cardiome Option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) Options are not assignable or transferable other than by will or the laws of decent or distribution, provided however that if a Participant dies prior to Options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the Options within twelve months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of a Cardiome Option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such Options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Company. Where this is the case, the terms of the Stock Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of common shares that may be issued as incentive stock options. The Stock Option Plan fixes the maximum number of Options that may be issued as incentive stock options at 575,000. The number of common shares issuable pursuant to Options granted under the Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

Our Board of Directors may amend, suspend or terminate the Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Stock Option Plan requires shareholder approval for the following amendments to the Stock Option Plan or Options granted under the Stock Option Plan to:

(a)	increase the number of common shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as fixed number or a fixed percentage of our outstanding capital represented by such securities;

(b)	reduce the exercise price or purchase price of outstanding Options (including cancellation of outstanding Options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(c)	extend the expiry date of a Cardiome Option (except for an extension to the expiry date of a Cardiome Option if the Cardiome Option expires during or within ten business days after a blackout period) or amend the Stock Option Plan to permit the grant of a Cardiome Option with an expiry date of more than five years from the day the Cardiome Option is granted;

(d)	if at any time the Stock Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand of the class of eligible recipients of Options under the Stock Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(e)	expand of the transferability or assignability of Options (other than “incentive stock options,” the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the Cardiome Optionholder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the Cardiome Optionholder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Cardiome Optionholder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(f)	amend the Stock Option Plan to increase any maximum limit of the number of securities that may be:

(i)	issued to insiders of the Company within any one year period, or

(ii)	issuable to insiders of the Company at any time;

(g)	which may be specified in the Stock Option Plan, when combined with all of our other security based compensation arrangements, to be in excess of 10% of our total issued and outstanding securities, respectively;

(h)	if the Stock Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of Options without cash consideration, whether the Cardiome Optionholder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying common shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of Options without cash consideration where a deduction may not be made for the number of common shares underlying the Options from the Stock Option Plan reserve; and

(i)	change the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to the Stock Option Plan or the number and kind of shares subject to unexercised Options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Stock Option Plan in accordance with the section or sections of the Stock Option Plan which provide for such increase, decrease, substitution, adjustments or provisions in respect of certain events, including any change in the outstanding common shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Company, or for the amendment of such section or sections.

Under the Stock Option Plan, our Board of Directors has authority to make without shareholder approval all other amendments to the Stock Option Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan); (ii) changing provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company to Participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying common shares from the maximum number issuable under the Stock Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of Options so long as the change does not permit the Company to grant a Cardiome Option with an expiry date of more than five years or extend an outstanding Cardiome Option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by our Board of Directors to be inconsistent with the purpose of the Stock Option Plan; and (vi) certain changes to provisions on the transferability of Options (other than “incentive stock options,” the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Stock Option Plan or any Cardiome Option may be made that will materially prejudice the rights of any Participant under any Cardiome Option previously granted to the Participant without the consent of such Participant.

Summary of Cardiome RSU Plan

Our RSU Plan (the “Cardiome RSU Plan”) was approved by shareholders of the Company on May 9, 2014 and was subsequently amended by our shareholders on June 20, 2017. Pursuant to the Cardiome RSU Plan, our Board of Directors may, in its discretion, award restricted share units (“Cardiome RSUs”) to directors, employees and eligible consultants of the Company or any of its subsidiaries. Each Cardiome RSU awarded conditionally entitles the participant to receive one of our common shares (or the cash equivalent) upon attainment of the Cardiome RSU vesting criteria. In addition, the Chief Executive Officer of the Company, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, award Cardiome RSUs to employees of the Company or any of its subsidiaries.

The vesting of Cardiome RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the Cardiome RSUs shall be determined at the time of the grant by the Committee.

Once the Cardiome RSUs vest, the participant is entitled to receive the equivalent number of underlying common shares or cash equal to the Market Value (as defined below) of the equivalent number of common shares. The vested Cardiome RSUs may be settled through the issuance of common shares from treasury (subject to the shareholder approval being sought at this Meeting), by the delivery of common shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of common shares in respect of which the participant is entitled multiplied by the Market Value of a Cardiome Share on the payout date. “Market Value” per share is defined in the Cardiome RSU Plan and means, as at any date (if the common shares are listed and posted for trading on the TSX), the arithmetic average of the closing price of the common shares traded on the TSX for the five trading days on which a board lot was traded immediately preceding such date. The Cardiome RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such Cardiome RSUs. The expiry date of Cardiome RSUs will be determined by the Committee at the time of grant. However, the maximum term for all Cardiome RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired Cardiome RSUs are available for future grants.

Cardiome RSUs may be granted in accordance with the Cardiome RSU Plan, provided the aggregate number of common shares that may be issued upon the payout of Cardiome RSUs outstanding pursuant to the Cardiome RSU Plan from time to time shall not exceed 2.5% of the number of issued and outstanding common shares from time to time. There were 96,956 Cardiome RSUs outstanding as of December 31, 2017, which represents approximately 0.26% of then outstanding common shares (0.28% on a non-diluted basis). The remaining number of common shares available to be issued pursuant to RSUs granted from and after December 31, 2017 was 768,977, representing approximately 2.04% of the issued and outstanding common shares on a fully diluted basis (2.22% on a non-diluted basis).

The Cardiome RSU Plan provides that the maximum number of common shares issuable to Insiders (as that term is defined by the TSX) pursuant to the Cardiome RSU Plan, together with any common shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding common shares. In addition, the maximum number of common shares issued to Insiders under the Cardiome RSU Plan, together with any common shares issued to Insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding common shares.

On June 20, 2017, our shareholders approved an amendment to the RSU Plan to include a limit on non-employee director participation whereby the maximum number of RSUs issuable under the RSU Plan together with any common shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis. In addition, under the amended RSU Plan, the award value of all equity based awards that are to be settled by the issuance of common shares from treasury to any non-employee director may not exceed Cdn.$150,000 per year per eligible director, of which a maximum of Cdn.$100,000 may be awarded in Options.

On April 5, 2018, in connection with the Arrangement, our Board of Directors approved an amendment to the RSU Plan whereby, notwithstanding any provision of the RSU Plan, all outstanding RSUs will vest on the day immediately prior to the effective date of the Arrangement and will be redeemed on the effective date for a cash payment of an amount equal to the average of the closing price of the common shares on the five trading days on which a board lot was traded immediately preceding such date, less any applicable withholdings. The amendment was made by our Board of Directors, without shareholder approval, in accordance with the amendment provisions of the RSU Plan.

Unless otherwise determined by the Company in accordance with the Cardiome RSU Plan, Cardiome RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at our discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s Cardiome RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. Vested Cardiome RSUs will be paid out in accordance with their terms. All forfeited Cardiome RSUs are available for future grants.

Cardiome RSUs are not assignable or transferable other than by operation of law or upon death pursuant to a will or the laws of descent and distribution.

Our Board of Directors may, without notice, at any time and from time to time, without shareholder approval, amend the Cardiome RSU Plan or any provisions thereof in such manner as our Board of Directors, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Cardiome RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Cardiome RSU Plan;

(c)	to change the vesting provisions of Cardiome RSUs;

(d)	to change the termination provisions of Cardiome RSUs or the Cardiome RSU Plan that does not entail an extension beyond the original expiry date of the Cardiome RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the Cardiome RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

(g)	provided, however, that:

(h)	no such amendment of the Cardiome RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the Cardiome RSU Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(j)	an increase in the maximum number of common shares issuable pursuant to the Cardiome RSU Plan other than as already contemplated in the Cardiome RSU Plan;

(i)	an extension of the expiry date for Cardiome RSUs granted to Insiders under the Cardiome RSU Plan;

(ii)	other types of compensation through Cardiome Share issuance;

(iii)	expansion of the rights of a participant to assign Cardiome RSUs beyond what is currently permitted in the Cardiome RSU Plan; or

(iv)	the addition of new categories of participants, other than as already contemplated in the Cardiome RSU Plan.

No amendment of the Cardiome RSU Plan or any Cardiome RSU may be made that will materially prejudice the rights of any participant under any Cardiome RSU previously granted to the participant without the consent by such participant.

C.	Board Practices

Item 6.A., “Directors and Senior Management” above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for our five NEO’s, William Hunter, Justin Renz, Sheila Grant, Hugues Sachot and David McMasters, see Item 6.B “Compensation.”

As of the date of this Annual Report, our non-management directors are not engaged in a contract providing for benefits upon termination of employment with the Company.

Audit Committee

The Audit Committee is comprised of Arthur H. Willms (chair), Richard M. Glickman and W. James O’Shea, all of whom are “financially literate” as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the rules of the Nasdaq. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq.

Under the SEC rules implementing the Sarbanes Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert.” The Board has determined that Mr. Willms qualifies as an audit committee financial expert under such rules. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the Item 6.A “Directors and Senior Management.”

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls and the performance of the financial management and the Auditor. The Audit Committee also reviews the annual audited financial statements and makes recommendations to the board.

The Audit Committee assists the Board of in fulfilling its responsibilities for oversight of the following:

•	our systems of internal and disclosure controls;

•	our financial reporting process, including our financial statements and other financial information provided by the Company to its shareholders, the public and others in accordance with applicable securities and corporate legislation and our Disclosure Policy;

•	our compliance with financial, accounting, legal and regulatory requirements including our Code of Business Conduct and Ethics;

•	the appointment, compensation, independence, oversight, communication with, performance and change of our independent external auditors;

•	our process for identification of the principal risks of our business and ensuring that an appropriate process is in place to manage risks across the enterprise; and

•	the fulfillment of the other responsibilities set forth in the Audit Committee mandate.

Compensation Committee

The Compensation Committee is comprised of Robert M. Glickman (chair), Arthur H. Willms and Mark H. Corrigan. Under SEC and Nasdaq rules, there are heightened independence standards for members of the Compensation Committee. All of our Compensation Committee members meet these heightened standards. For additional discussion of the roles and responsibilities of the Compensation Committee see Item 6.B “Compensation.”

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (the “GN Committee”) annually reviews the composition of the Board of Directors, including the age and tenure of individual directors. Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board of Directors. It is the mandate of the GN Committee to identify and recommend qualified candidates for the Board of Directors.

The GN Committee aims to maintain the composition of the Board of Directors in a way that provides the best mix of skill and experience to guide our long-term strategy and ongoing business operations.

In assessing whether identified candidates are suitable for the Board of Directors, the GN Committee considers: (i) the competencies and skills considered necessary for the Board of Directors as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board of Directors; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board of Directors. In addition, the GN Committee assesses the participation, contribution and effectiveness of the individual members of the Board of Directors on an annual basis. All members of the GN Committee are independent in accordance with the mandate of the GN Committee.

It is also the mandate of the GN Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of our business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors). With respect to the continuing education of directors, the GN Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of our business remains current.

Statement of Corporate Governance Practices

On June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (the “Guidelines”), came into force. The Guidelines address matters such as the constitution of and the functions to be performed by the Board of Directors. NI 58-101 requires that the Company disclose its approach to corporate governance with reference to the Guidelines. The Board of Directors is committed to ensuring that the Company has an effective corporate governance system, which adds value and assists the Company in achieving its objectives.

Our approach to corporate governance is set forth below.

Mandate of the Board

Our Board of Directors has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Company. The Board of Directors is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Company, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports.

Composition of the Board

The Board of Directors is composed of six directors, a majority of whom qualify as independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Of the directors, five are considered independent under Rule 5605(a)(2) of the Nasdaq listing standards. One director, William L. Hunter, is our President and Chief Executive Officer.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Public Company Board Membership
Mark H. Corrigan	-
Richard M. Glickman	Aurinia Pharmaceuticals, ESSA Pharma Inc., Vigil Health Solutions Inc.
William L. Hunter	Rex Bionics Plc.
Robert J. Meyer	Chimerix Inc.
W. James O’Shea	BTG Plc, Ocular Therapeutics, Trevi Therapeutics
Arthur H. Willms	Naikun Wind Energy Group Inc., Pacific Autism Family Centre Foundation

Board of Directors Tenure

The Board of Directors has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of the Company at this time. The Board of Directors strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

The GN Committee has determined that the Board of Directors is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Gender Diversity

The Board of Directors has not adopted a written policy or set targets relating to the identification and nomination of women directors or executive officers as it does not believe that it is necessary in the case of the Company to have such written policy at this time. The Board of Directors is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Board of Directors believes that diversity is important to ensure that Board of Directors members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Board of Directors recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles.

Currently the Company has no female board members and one female executive officer, representing 17% of our executive officers.

Ethical Business Conduct

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Company and each of its subsidiaries. Additionally, consultants and contractors for the Company are expected to abide by the Code. The Code is disclosed on our website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board of Directors to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board of Directors has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board of Directors ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

We are committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board of Directors to management which in turn is emphasized to our employees on a continuous basis.

Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

Assessments

It is the Board of Directors’s mandate, in conjunction with the GN Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board of Directors on an annual basis. The Board of Directors also monitors the effectiveness of the Board of Directors and its committees and the actions of the Board of Directors as viewed by the individual directors and senior management. It is the responsibility of the GN Committee to assess our contingency plan for management succession.

D.	Employees

As of December 31, 2017, we had approximately 163 employees located in Vancouver, British Columbia, Chadds Ford, Pennsylvania, and various countries in Europe. None of our employees are represented by a collective bargaining agreement and we have never experienced any work stoppage. We consider our relations with our employees to be good. In addition, we view our employees as an important competitive advantage. Thus far, we have been successful in retaining our key employees including members of our management team. See “Risk Factors – We are dependent upon our key personnel to achieve our business objectives.”

The following table sets forth the total number of our employees at December 31 2017, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	2017	2016	2015
Employees and consultants by category of activity:
Management	6	6	5
Administration	157	92	91
Total Number of Employees	163	98	96
Employees and consultants by geographic location:
Canada	41	42	41
United States	16	15	13
Europe	129	70	66
Total Number of Employees and Consultants	186	127	120

E.	Share Ownership

As at April 26, 2018, as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over 1,202,932 common shares being 3% of the 34,871,471 common shares issued and outstanding.

The following table states the number of common shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at April 26, 2018.

Name of Beneficial Owner	common shares	Percent of common shares(1)
Mark H. Corrigan	10,000	0.03%
Richard M. Glickman	14,444	0.04%
William L. Hunter	1,020,881	2.93%
Robert J. Meyer	8,420	0.02%
W. James O’Shea	25,000	0.07%
Arthur H. Willms	18,000	0.05%
Justin Renz	30,000	0.09%
Sheila M. Grant	12,991	0.04%
David McMasters	48,696	0.14%

(1)	Based on an aggregate total of 34,871,471 common shares.

Except as disclosed below, there are no common shares held in escrow.

Designation of class	Number of Securities Held in Escrow	Percentage of Class
common shares	1,202,932	3%

Voting Agreements

In connection with the Arrangement Agreement, Cipher entered into voting agreements (the “Voting Agreements”) with each of the directors and senior officers of Cardiome (the “Locked-up Shareholders”). The Voting Agreements require voting support in favor of the Arrangement, require the delivery of proxies to Cardiome if requested by Cipher, prohibit the exercise of any dissent rights in connection with the Arrangement, prohibit any actions that could reasonably be expected to adversely affect the success of the Arrangement, prohibit any actions that could reasonably result in an alternative acquisition proposal except as permitted pursuant to the Arrangement Agreement, and impose a contractual hold period on any securities of Cardiome held by the Locked-up Shareholders expiring upon completion of the Arrangement, or upon the earlier termination of the Voting Agreements.

Item 6.B., “Compensation” above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a publicly-held company, with our shares held by residents of the United States, Canada and other countries. As a reporting issuer under the securities acts of each provinces of Canada, only certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are required to file insider reports of changes in their ownership of our common shares within five days following a trade on www.sedi.ca. In the United States, Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

To the knowledge of the directors and senior officers of the Company, as of December 31, 2017, no person, company or other entity beneficially owns, directly or indirectly, or exercises control or direction over, more than 5% of our outstanding common shares, except as follows:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class(1)
Westfield Capital Management Company LP	4,678,364 common shares	Institutional	14%
Stonepine Capital Management LLC	3,195,692 common shares	Institutional	9%
Putnam Investment LLC	3,092,133 common shares	Institutional	9%
Clough Capital Partners LP	2,441,863 common shares	Institutional	7%
Tamarack Advisers LP	1,875,000 common shares	Institutional	5%

(1)	Based on 34,637,312 outstanding common shares as of December 31, 2017.

As of April 5, 2018, there were approximately 3,225 shareholders of record of our common shares in Canada and the United States. Approximately 960 of these shareholders of record were in the United States.

Our securities are recorded in registered form on the books of our co-transfer agents and co-registrars, Computershare Investor Services Inc. (located at its principal offices in Vancouver, British Columbia and Toronto, Ontario) and Computershare Trust Company, N.A. (located at its principal offices in Golden, Colorado). However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We are permitted, upon request to our transfer agent, to obtain a list of our beneficial shareholders who do not object to their identities being disclosed to us. We are not permitted to obtain from our transfer agent a list of our shareholders who have objected to their identities being disclosed to us.

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly. To the best of our knowledge, there are no arrangements currently in place which may at a subsequent date result in a change in control of the Company. To the best of our knowledge and other than the Voting Agreements described in Item 6.E “Share Ownership,” none of the major shareholders set out above have different voting rights than the other holders of our common shares.

B.	Related Party Transactions

In addition to the compensation arrangements discussed under Item 6.B “Compensation,” the following is a description of the material terms of those transactions with related parties to which Cardiome is a party and which it is required to disclose pursuant to the disclosure rules of the SEC and the British Columbia Securities Commission.

During the years ended December 31, 2017 and 2016, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2017, we incurred expenses of $0.2 million for services provided by the consulting company relating to general corporate matters. For the year ended December 31, 2016, we incurred expenses of $0.1 million for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2017 was $0.2 million owing to the consulting company. Included in accounts payable and accrued liabilities at December 31, 2016 was $0.1 million owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.2 million annually in exchange for consulting services relating to general corporate matters.

During the year ended December 31, 2015, we incurred expenses for services provided by a law firm in which a director of one of our wholly-owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, we incurred legal fees of $0.1 million for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was an amount of $0.01 million owing to the legal firm. For the year ended December 31, 2016, the law firm was no longer a related party. There are no ongoing contractual obligations or other commitments resulting from the services.

During the year ended December 31, 2015, we also incurred expenses for services provided by an accounting firm in which a director of one of our wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, we incurred accounting fees of $0.04 million for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was an amount of $0.03 million owing to the accounting firm. For the year ended December 31, 2016, the accounting firm was no longer a related party. There are no ongoing contractual obligations or other commitments resulting from the services.

Indebtedness of Directors, Executive Officers and Employees

None of our current or former directors or executive officers, no proposed nominee for election as a director and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to us or any of our subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of its subsidiaries.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of KPMG LLP is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of business. We are not currently a party to any material litigation or regulatory proceeding and it is not aware of any pending or threatened litigation or regulatory proceeding against it that could have a material adverse effect on its business, operating results, financial condition or cash flows.

Dividend Policy

We have never declared or paid any dividends on our common shares. Subject to the discretion of our Board of Directors to declare a dividend, we expect that, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. The payment of future dividends, if any, will be subject to the discretion of our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our Board of Directors may consider appropriate in the circumstances.

B.	Significant Changes

Other than the developments related to the proposed Arrangement, there have been no significant changes in our financial condition since the most recent consolidated financial statements for the fiscal year ended December 31, 2017. See “Summary Corporate History and Intercorporate Relationships” in Item 4 of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Using information from published sources, the following information shows the high and low trading values of our common shares for the periods indicated:

Nasdaq (“ CRME”)

For the month ended	High ($)	Low ($)
March 31, 2018	2.38	1.37
February 28, 2018	1.53	1.31
January 31, 2018	1.66	1.46
December 31, 2017	1.75	1.36
November 30, 2017	1.87	1.29
October 31, 2017	2.18	1.29

For the quarter ended	High ($)	Low ($)
March 31, 2018	2.38	1.31
December 31, 2017	2.18	1.29
September 30, 2017	4.84	2.00
June 30, 2017	4.63	2.95
March 31, 2017	3.15	2.65
December 31, 2016	3.19	2.35
September 30, 2016	5.75	2.80
June 30, 2016	6.36	4.10
March 31, 2016	8.08	3.70

For the year ended	High ($)	Low ($)
December 31, 2017	4.84	1.29
December 31, 2016	8.08	2.35
December 31, 2015	11.31	6.92
December 31, 2014	11.00	5.84
December 31, 2013	7.15	1.58

TSX (“COM”)

For the month ended	High (Cdn.$)	Low (Cdn.$)
March 31, 2018	3.08	1.78
February 28, 2018	1.89	1.65
January 31, 2018	2.06	1.80
December 31, 2017	2.15	1.75
November 30, 2017	2.39	1.68
October 31, 2017	2.67	1.64

For the quarter ended	High (Cdn.$)	Low (Cdn.$)
March 31, 2018	3.08	1.65
December 31, 2017	3.67	1.64
September 30, 2017	6.06	2.49
June 30, 2017	6.00	4.00
March 31, 2017	4.43	3.42
December 31, 2016	4.20	3.25
September 30, 2016	7.15	3.60
June 30, 2016	8.15	5.32
March 31, 2016	11.00	4.75

For the year ended	High (Cdn.$)	Low (Cdn.$)
December 31, 2017	6.06	1.64
December 31, 2016	11.00	3.25
December 31, 2015	13.80	9.56
December 31, 2014	12.02	6.57
December 31, 2013	7.50	1.65

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the Nasdaq under the symbol “CRME.” Our common shares are listed on the TSX under the symbol “COM.” Our common shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On April 26, 2018 the closing price of our common shares on the TSX and the Nasdaq was $2.14 and Cdn.$2.76, respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

1.	Objects and Purposes

We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the CBCA and effected a four-to-one share consolidation. On March 1, 2009, we amalgamated with Cardiome Research and Development (Barbados), Inc. (previously our wholly-owned subsidiary). On March 20, 2009, we registered under the Business Corporations Act (British Columbia) as an extra-provincial company. On April 9, 2013, we effected a five-to-one share consolidation of our common shares and began trading on a post-consolidation basis on April 12, 2013. Our articles do not include at stated purpose and do not place any restrictions on the business that we may carry on.

2.	Directors

Our by-laws state that a director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his or her interest in such contract or transaction, or of the conflict or potential conflict with his or her duty and interest as a director and in accordance with the provisions of the CBCA. A director cannot vote in respect of any such contract or transaction with us in which he or she is interested and, if he or she does so, his vote will not be counted, although he or she will be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the CBCA, these prohibitions do not apply to:

(a)	any contract or transaction relating to a loan to the Company, the repayment of all or part of which a director or a specified corporation or a specified firm in which he or she has an interest has guaranteed or joined in guaranteeing;

(b)	any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a director is a director or officer;

(c)	any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interest in the contract, arrangement and transaction;

(d)	determining the remuneration of the directors in that capacity;

(e)	purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(f)	the indemnification of any director by the Company.

As set out in our by-laws, these exceptions may, from time to time, be suspended or amended, to any extent approved by the Company, as permitted by the CBCA, either generally or in respect of any particular contract or transaction.

Our by-laws provide that the remuneration of the directors may from time to time be determined by the directors or, if the directors so decide, by ordinary resolution of the shareholders. If any of the directors performs professional or other services for the Company that, in the opinion of the directors, are outside the ordinary duties of a director, the board may fix remuneration for such director either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive.

Subject to the provisions of the CBCA, our directors may from time to time authorize the Company to:

(a)	borrow money on the credit of the Company;

(b)	issue, resell, sell or pledge debt obligations of the Company;

(c)	give a guarantee on behalf of the Company to secure performance of an obligation of any person;

(d)	mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Company, owned or subsequently acquired to secure any obligation of the Company; and

(e)	give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

The directors may also authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

There are no provisions under our by-laws or the CBCA that specify the retirement or non-retirement of directors under an age limit requirement. Our directors are also not required to own any of our shares to qualify as director. The CBCA requires that at least 25% of the directors a corporation must be resident Canadians (within the meaning of the CBCA), with certain limited exceptions, which do not apply to us.

3.	Rights, preferences and restrictions attaching to each class of shares

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the CBCA. The holders of the common shares are entitled to receive notice and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. There are no limitations on the rights of holders to own common shares.

Preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, restrictions, conditions and limitations will be determined at the time of creation of each such series by our Board of Directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up. On July 24, 2008, we amended the articles of our pre-amalgamation company to create the Series A Preferred Shares. As at April 26, 2018, there are no Series A Preferred Shares issued and outstanding.

The Series A Preferred Shares are convertible into common shares of the Company at the option of either the holder or us, depending on the circumstances, and automatically, immediately prior to the completion of a change of control (as such term is defined in the share rights and restrictions attached to our Series A Preferred Shares). The initial conversion ratio, which is subject to adjustment, is one common share for each Series A Preferred Share so converted.

All or any part of the outstanding Series A Preferred Shares may be redeemed at any time, in whole or part, at our option, at a redemption price equal to $11.00 per share plus any declared and unpaid dividends thereon. A redemption notice must be given to all holders of Series A Preferred Shares, but we are not required to redeem the Series A Preferred Shares on a pro rata basis among all holders. If we deliver such notice of redemption, each holder of the Series A Preferred Shares shall have seven days to notify us that such holder wishes to convert all or part of their Series A Preferred Shares that would otherwise be subject to the notice of redemption. The redemption of such shares will then be suspended pending conversion and, if converted, will not be redeemed.

The holders of the Series A Preferred Shares are entitled to dividends if, as and when declared and payable to the holders of common shares. The holders of outstanding Series A Preferred Shares, if any, are entitled, in the event of the liquidation, winding-up or dissolution of the Company, prior to any payment to the holders of common shares or shares ranking subordinate to the Series A Preferred Shares, to a repayment of capital plus any declared and unpaid dividends. The holders of the Series A Preferred Shares have the right to attend all meetings of the shareholders of the Company (except meetings at which only holders of another class or series of shares are entitled to vote) and to vote at such meetings, together with the holders of common shares as if they were a single class of shares, at a rate of one vote per common share which the holder of a Series A Preferred Shares would be entitled to upon conversion of all of such holder’s Series A Preferred Shares upon any matter submitted to the shareholders of the Company, except those matters required by law to be submitted to a class vote of the holders of Series A Preferred Shares, in which case the Series A Preferred Shares carry one vote per share. The Series A Preferred Shares contain no provisions for sinking or purchase funds.

Subject to the provisions of the CBCA, with respect to any vote to approve an amalgamation or arrangement that constitutes a change of control that would result in an acquisition, exchange or cancellation of the Series A Preferred Shares or the common shares in exchange for money, securities or other consideration, the holders of the Series A Preferred Shares shall be entitled to vote, together with the holders of the common shares and any other series of preferred shares, but not separately as a class or series unless the matter to be voted on includes the amendment or repeal of the articles of by-laws, or any provision thereof, in any manner which would alter the rights, privileges, restrictions or conditions attached to the Series A Preferred Shares or avoid ore seek to avoid the observance or performance of any of the terms to be observed or performed under the articles.

Subject to the CBCA, the articles and the special rights and restrictions attached to any class of shares of the Company, the Company may, by a resolution of the directors and in compliance with the CBCA, purchase any of its shares in accordance with the special rights and restrictions attached thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption will render the Company insolvent. Subject to the CBCA, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but while such shares are held by the Company, it shall not exercise any vote in respect of such shares and no dividend or other distribution shall be paid or made thereon. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every shareholder holding any such shares as the directors may determine.

4.	Action necessary to change the rights of shareholders

Provision as to modification, amendment or variation of the rights attached to the shareholders are contained in our articles and by-laws and the CBCA. So long as Series A Preferred Shares are outstanding, the following matters require approval of shareholders holding at least 50% of the issued and outstanding Series A Preferred Shares:

(a)	authorizing the creation of, or allotting or issuing any preferred shares of any class or series that ranks in priority or on a parity with the Series A Preferred Shares in respect of dividends or in the distribution of assets on any liquidation, dissolutions or winding up of the Company or its subsidiaries;

(b)	amending or repealing our articles or by-laws, or any provision thereof, in any manner which would alter or change the rights, privileges, restrictions and conditions attached to the Series A Preferred Shares or avoid or seek to-avoid the observance or performance of any of the terms to be observed or performed hereunder, including preferences, rights, privileges, powers, restrictions and conditions contained, herein, so as to affect the holders of Series A Preferred Shares adversely, regardless of how such amendment is effected, including by way of merger, consolidation, amalgamation or other voluntary action of the Company, other than an acquisition, exchange or cancellation of Series A Preferred Shares in exchange for money, securities or other consideration which constitutes a change of control;

(c)	authorize the creation of or issue any securities, where such authorization or issuance would result in a breach of any of the terms, conditions or provisions of these rights, privileges, restrictions or conditions; or

(d)	increase or decrease the authorized number of preferred shares of the Company or Series A Preferred Shares.

Other than as outlined above, generally speaking, substantive changes to the rights attached to the shares will require the approval of the holders of shares by special resolution (at least two-thirds of the votes cast) and amendment of our articles.

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

Under our Articles of Continuance, our by-laws, or in the CBCA, there are no limitations on the rights to own securities imposed on non-resident or foreign shareholders. Certain provisions of the Investment Canada Act (Canada) may affect the ability of a non-resident to hold or vote our common shares.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire our common shares. It is general only, and is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

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

Under the Act, investments are reviewable if the investor is directly acquiring assets of a Canadian business with a value of $5 million or more or indirectly acquiring assets of a Canadian business with a value of $50 million or more. This monetary threshold is increased for “WTO investors.” A corporation or other entity will be a “WTO investor” if it is controlled by persons who are residents of WTO member countries. The United States is a WTO member. The current threshold for WTO investors is $330 million and is indexed to inflation. Under recent amendments to the Act, the review thresholds for WTO investors will be increased in three stages from $600 million to $1 billion and be annually adjusted thereafter.

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

The responsible Minister is required to assess a number of factors to determine if an investment will be a “net benefit to Canada.” These factors include economic activity in Canada, employment, exports, participation by Canadians in the business, productivity, technological development, national policies, competition in Canada and Canada’s ability to compete in world markets.

Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

(a)	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)	acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c)	acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

7.	Change of Control

There are no provisions of our bylaws or articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate structuring involving the Company.

8.	Ownership Threshold Requiring Public Disclosure

Our bylaws do not contain provisions requiring disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under Canadian corporate law to report ownership of shares but the provincial securities legislation currently requires insiders, generally officers, directors and holders of more than 10% of voting shares, to file insider reports of changes in their ownership within 5 days following a change in beneficial ownership of, or control or direction over, securities of the Company. Insider reports must be filed electronically within the deadlines outlined above, and the public is able to access these reports at www.sedi.ca. Shareholders acquiring 10% or more of the voting securities are required to file a publicly available “early warning report” and update such report upon further acquisitions exceeding certain thresholds, up to 20% ownership, at which time such acquirer will generally be subject to Canadian takeover bid rules.

United States federal securities laws require a corporation that is subject to the reporting requirements of the Exchange Act to disclose, in its annual reports, those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.	Differences in Applicable Law between the United States and Canada

Differences in applicable law between the United States and Canada, where applicable, have been explained above within each category.

10.	Changes in Capital

There are no conditions imposed by our articles which are more stringent than those required by the CBCA.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Cardiome within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

Arrangement Agreement between Cipher Pharmaceuticals Inc. and Cardiome Pharma and Correvio Pharma entered into on March 19, 2018.

On March 19, 2018, we entered into a statutory plan of arrangement (the “Arrangement”) under the CBCA, pursuant to which Cipher agreed to acquire our Canadian business portfolio. The Canadian business portfolio to be acquired by Cipher includes commercial and pipeline hospital products administered in the acute care setting, including BRINAVESS, AGGRASTAT, XYDALBA and TREVYENT.

Pursuant to the Arrangement, among other steps and procedures, the following transactions will occur:

•	All of the our outstanding common shares will be assigned and transferred to Correvio Pharma in exchange for common shares of Correvio Pharma. Our shareholders will receive common shares, on a one-for-one ratio, of Correvio Pharma, which will apply for a substitution listing on Nasdaq and the TSX. Following the completion of the share exchange, each of our former shareholder will hold the same pro rata interest in Correvio Pharma as it held in us immediately prior to such share exchange.

•	All of our assets and liabilities, other than the Canadian business portfolio to be acquired by Cipher (as described above), will be transferred to and assumed by Correvio Pharma.

•	Cipher will subsequently acquire all of our outstanding common shares, which will then be 100% owned by Correvio Pharma and hold only the Canadian business portfolio, for cash consideration of Cdn.$25.5 million. Cipher expects to finance this acquisition with a combination of cash and new debt.

Under the terms of the Arrangement Agreement, Cipher will also have a right of first refusal, for a limited period following closing, to license from Correvio Pharma the Canadian rights of any pharmaceutical product that it (or its affiliates) licenses in the future for additional consideration. The Arrangement requires the approval of at least 66 2/3 percent of the votes cast in person or by proxy by our shareholders at a special meeting expected to be held on or about May 9, 2018.

All of our directors and senior officers have entered into voting and support agreements with Cipher pursuant to which they have agreed, among other things, to vote in favor of the Arrangement.

In addition to the approvals required from our shareholders and the Supreme Court of British Columbia, the Arrangement is also subject to applicable regulatory approvals, including Nasdaq and TSX approval, and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections, including fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, a termination fee of Cdn.$2.5 million is payable by us to Cipher in certain circumstances, and a reverse termination fee of Cdn.$2.5 million is payable by Cipher to us in certain circumstances, if the proposed Arrangement is not completed.

Our Board of Directors, after receiving financial and legal advice, have unanimously approved the Arrangement Agreement and unanimously determined that the Arrangement is fair to our shareholders and is in our best interests. Further, the Board will recommend that our shareholders vote in favor of the Arrangement.

Distribution Agreement between Correvio International Sarl (“Correvio International”) and Basilea Pharmaceutica International Ltd. (“Basilea”) entered into on September 11, 2017.

On September 11, 2017, Correvio International entered into a distribution and license agreement with Basilea for its antibiotic ZEVTERA/MABELIO (ceftobiprole medocaril). Under the terms of the agreement, Basilea granted Correvio International an exclusive, sub-licensable license to commercialize ZEVTERA/MABELIO in 34 European countries and Israel. In consideration, Correvio International provided Basilea with an upfront payment of $5.2 million. Additional payments are due to Basilea upon achievement of certain commercial and regulatory milestones. Under the agreement, Correvio International is responsible for the promotion and commercialization of ZEVTERA/MABELIO in the covered countries. Prior to the agreement, the drug was marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland.

Under the distribution agreement, Correvio International is obligated to purchase ZEVTERA/MABELIO exclusively from Basilea, subject to certain minimum purchase quantities, and Basilea is obligated to supply ZEVTERA/MABELIO to Correvio International. In addition, Basilea must maintain the relevant registrations that it owns for ZEVTERA/MABELIO, during the term of the agreement. The agreement is entered into for an initial term subject to certain termination rights including the ability to terminate the agreement on a country-by country basis on certain conditions.

Amended and Restated Term Loan Agreement between Cardiome Pharma Corp. and CRG entered into on May 11, 2017.

For a description of the amended and restated term loan agreement, dated May 11, 2017, see “Corporate Update - Amendment to the Term Loan Agreement with CRG-Managed Funds” in Item 5 of this Annual Report.

Term Loan Agreement between Cardiome Pharma Corp. and CRG-Managed Funds entered into on June 13, 2016.

On June 13, 2016, we entered into a term loan agreement between us and CRG Partners II L.P., CRG Partners III – Parallel Fund “A” L.P. and CRG Partners III (Cayman) L.P. (collectively, the “CRG-managed funds”) with CRG Servicing LLC as administrative and collateral agent (the “Original Term Loan”). The Original Term Loan provided us with up to $30 million of available borrowing capacity, in three tranches, bearing interest at 14% per annum. Under the terms of the Original Term Loan, CRG and its managed funds initially provided $20 million which was used to retire existing debt and for general working capital purposes. The Original Term Loan also provided for $10 million of additional funding, in two tranches, available subject to the satisfaction of the certain revenue milestones. The second tranche of $5,000 was available if we reached certain revenue milestones at December 31, 2016. Although, we reached this milestone, we did not draw the second tranche. The third tranche was available if we reached certain revenue milestones at June 2017. We did not draw on this tranche before amending the Original Term Loan (as described below).

Under the Original Term Loan, we had the right to prepay in whole or in part, the outstanding principal amount, subject to a prepayment premium. On the occurrence of an asset sale or change in control, as defined by the Original Term Loan , we were obligated to give notice to the lenders and prepay the aggregate principal amount of the loan. The Original Term Loan contains positive and negative covenants including restrictions on incurring additional indebtedness, liens, making investments, materially changing our business, certain fundamental changes and acquisitions, asset sales, changes to our fiscal year or entering into sale or leaseback agreements, among others. Under the Original Term Loan, we were required to meet certain minimum liquidity and revenue requirements.

License Agreement by and between Correvio International and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.

On May 5, 2016, Correvio International entered into an exclusive license agreement with Durata Therapeutics International B.V, an affiliate of Allergen plc (“Allergan”) (the “Allergan license agreement”). Pursuant to the Allergan license agreement, Allergan granted Correvio International an exclusive, non-transferable, sublicenseable, royalty-bearing license to develop, use, import, promote, market, offer for sale, sell distribute and otherwise commercialize Dalvance® in the United States, (where it is marketed by Allergan, and XYDALBA in the rest of the world) in United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. Development of XYDALBA is subject to Allergan’s prior written approval and must be pursuant to mutually agreed upon clinical development program.

Under the Allergan license agreement, Allergan is responsible for obtaining regulatory approvals for XYDALBA , other than approvals for XYDALBA in various Middle Eastern nations, for which Correvio International is responsible for obtaining regulatory approval. Pursuant to the Allergan license agreement, we provided Allergan with a staggered upfront payment totalling $13 million and provide Allergan additional milestone payments and royalties based upon certain commercial achievements and sales of XYDALBA . We guaranteed Correvio International’s payment and performance obligations under the Allergan license agreement.

Supply Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.

On May 5, 2016, in connection with the Allergan license agreement, Correvio International entered into a supply agreement with Allergan, setting forth the terms and conditions under which Allergan shall manufacture, supply and sell, and Correvio International shall purchase XYDALBA .. Pursuant to the terms of the supply agreement, Correvio International is required to purchase XYDALBA from Allergan and Allergan agreed to manufacture, supply and sell XYDALBA to satisfy these orders. Notwithstanding these obligations, Allergan is permitted to manufacture XYDALBA for commercialization outside the territory covered by the Allergan license agreement.

Under the supply agreement, Correvio International submits monthly forecasts to Allergan. The supply agreement also sets out the price per unit for the XYDALBA supplied by Allergan and the terms of payment. The supply agreement is co-terminous with the term of the Allergan license agreement and automatically extends, expires or terminates concurrently with the extension, expiration or termination of the Allergan license agreement.

D.	Exchange Controls

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our common shares, other than withholding tax requirements, as discussed below under “Taxation – Certain Canadian Federal Income Tax Considerations.”

There is currently no limitation imposed by Canadian law or our notice of articles or articles that will be in effect prior to closing on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts generally will not apply to the above except where control of an existing Canadian business or company that has Canadian assets or revenues over a certain threshold is acquired or to trading of securities listed on a stock exchange.

E.	Taxation

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

Dividends

Amounts paid or credited or deemed to be paid or credited to a U.S. Holder as, on account or in lieu of payment, or in satisfaction of, dividends on common shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Treaty, the rate of Canadian withholding tax on dividends paid or credited by the Company to a U.S. Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company, which owns at least 10% of the voting stock of the Company at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, unless the shares constitute “taxable Canadian property” to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Treaty.

Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which includes the TSX and Nasdaq on the date of this 20-F) at the time of the disposition and, during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with such persons has not owned 25% or more of the issued shares of any series or class of our capital stock.

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

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary addresses only holders who acquire and hold our common shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of our common shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 5% or more of our common shares, persons who acquired our common shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, persons that hold a common share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders whose functional currency is not the U.S. dollar).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated under the Code, administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax or the Medicare contribution tax). U.S. Holders should consult their own tax advisers regarding such matters.

This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

As used in this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) that are beneficial owners of our common shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the ownership and disposition of our common shares.

Taxation of our common shares

Distributions on common shares

We have never declared or paid any dividends on our common shares and do not intend to pay dividends in the foreseeable future. However, in the event that we do make a distribution with respect to our common shares, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any such distribution made to a U.S. Holder (including amounts withheld to pay Canadian withholding taxes) will generally constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such common shares and thereafter will be treated as gain from the sale or exchange of such common shares. Each U.S. Holder should consult its own tax adviser regarding the tax treatment of any distribution.

The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Provided that we are not treated as a PFIC in the current or prior taxable year, as discussed below, we believe that we are considered to be a “qualified foreign corporation” and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates provided applicable holding period and no-hedging requirements are satisfied. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of our common shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Our common shares

A U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the common shares exchanged therefor. Subject to the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of the sale, exchange or other taxable disposition, the common shares have been held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains, but an exception is provided under U.S. Treasury regulations under which certain “active royalty income” is not considered passive income for purposes of determining whether a non-U.S. corporation is a PFIC. For purposes of determining if the non-U.S. corporation is a PFIC, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the income, expenses and assets of the non-U.S. corporation from time to time and the nature of the activities performed by its officers and employees. In particular, our PFIC status for any taxable year may depend upon the extent to which licensing revenue from our products is considered “active royalty income,” an analysis that raises the uncertainties described above.

We do not believe that we were classified as a PFIC for the 2017 taxable year and, based on current business plans and financial expectations, we do not expect to be classified as a PFIC for the current taxable year or in future taxable years. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year.

If we are classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of our common shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of such common shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the common shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which we were treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of our common shares as security for a loan may be treated as a taxable disposition of such common shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of our common shares exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the common shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which we are treated as a PFIC with respect to such U.S. Holder and any of our subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in the Company.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. Consequently, if we are classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat the Company as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds our common shares. If a U.S. Holder makes a timely QEF election with respect to us, the electing U.S. Holder would be required in each taxable year that we are considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in our common shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible if the U.S. Holder were an individual).

Alternatively, if we were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided our common shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the availability and advisability of making a protective QEF election in case we or any of our subsidiaries are classified as a PFIC in any taxable year.

If we determine that the Company, and any subsidiary in which the Company owns, directly or indirectly, 50% or more of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, we intend to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such Subsidiary PFIC for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any Subsidiary PFIC.

During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in our common shares. U.S. Holders should consult their own tax advisers regarding information reporting requirements relating to their ownership of our common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

This Annual Report and the related exhibits are available for viewing at the offices of Cardiome, 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7, telephone: (604) 677-6905. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

You may also read and copy all or any portion of the Annual Report of other information in our files in the SEC’s public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2017, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants And Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable.

C.	Not applicable.

D.	Not applicable.

E.	Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures (as such term is defined in applicable securities regulations). Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit with securities regulatory authorities is recorded, processed, summarized and reported, within the time periods specified in applicable securities regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit with securities regulatory authorities is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2017, management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

C.	Report of the Independent Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report thereon.

D.	Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes with regard to internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Arthur H. Willms, the Chair of the audit committee of our Board of Directors, is an audit committee financial expert and is independent as defined in Item 16.A of Form 20-F under the Exchange Act. See “Directors, Senior Management and Employees – Directors and Senior Management” in Item 6.A of this Annual Report for a description of Arthur H. Willms’ relevant financial experience.

ITEM 16B	CODE OF ETHICS

Our code of ethics, the “Code of Business Conduct and Ethics,” is applicable to all of our employees including the Chief Executive Officer, Chief Financial Officer, other senior officers and members of the Board of Directors. The Code of Business Conduct and Ethics can be viewed on our website at www.cardiome.com. We will also provide a copy of the Code of Business Conduct and Ethics, without charge, to any person that requests a copy by contacting the Corporate Secretary at the address on the cover of this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees by Category

The following table sets out the fees billed to us by KPMG LLP for professional services for the years ended December 31, 2017 and December 31, 2016.

	December 31, 2017		December 31, 2016
Audit Fees(1)	Cdn.$	539,185	Cdn.$	574,500
Audit-Related Fees(2)	Cdn.$	60,500	Cdn.$	45,200
Tax Fees(3)	Cdn.$	106,660		Nil
All Other Fees		Nil		Nil

(1)	Audit fees consist of fees for the audit and interim reviews of our consolidated financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees for assurance and related services reasonably related to the performance of the audit or review of our consolidated financial statements that are not reported under “Audit Fees.”

(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.

Pre-Approval Policies and Procedures

In accordance with the Sarbanes Oxley Act of 2002, all audit and non-audit services performed by KPMG for the year ended December 31, 2017 were pre-approved by the Audit Committee. It is our policy that all audit and non-audit services performed by our auditor will continue to be pre-approved by the Audit Committee.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Our common shares are quoted for trading on the Nasdaq under the symbol CRME. As a Canadian corporation listed on the Nasdaq, Cardiome is not required to comply with certain of the Nasdaq corporate governance standards, provided it complies with Canadian corporate governance practices and discloses any significant ways its corporate governance practices pursuant to Canadian law differ from those followed by domestic companies under the listing standards of the Nasdaq.

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under the Nasdaq corporate governance standards.

Quorum

On April 12, 2004, we informed Nasdaq that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, we intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq -listed company must be at least 33-1/3% of the outstanding common shares of the company). Our by-laws provide that the minimum quorum for a meeting of shareholders of common shares is two or more shareholders representing at least 20% of the shares entitled to vote at the meeting. Our quorum requirements are not prohibited by the requirements of the CBCA and we intend to continue to comply with the requirements of the CBCA. The rules of the TSX, upon which our common shares are also listed, do not contain specific quorum requirements.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the audit report are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Certificate and Articles of Amalgamation of the Company, dated March 1, 2009 and Certificate of Amendment of the Company dated April 9, 2013.

1.2	By-Law No. 1 of the Company, as amended.

4.1	Distribution Agreement between Correvio International Sarl and Basilea entered into on September 11, 2017.*

4.2	Amended and Restated Term Loan Agreement between Cardiome Pharma Corp. and CRG entered into on May 11, 2017.*

4.3	License Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.*

4.4	Supply Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.*

4.5	Exclusive License and Supply Agreement by and between Cardiome Pharma Corp., Correvio International Sarl and SteadyMed entered into on June 28, 2015.*

4.6	Arrangement Agreement between Cipher Pharmaceuticals Inc. and Cardiome Pharma Corp. and Correvio Pharma Corp. entered into on March 19, 2018.*

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

15.1	Consent of KPMG LLP.

101	Interactive Data File.

* To be filed by amendment.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CARDIOME PHARMA CORP.

DATED: April 30, 2018

	By:	/s/ Justin Renz
Justin Renz
Chief Financial Officer

EXHIBIT INDEX

1.1	Certificate and Articles of Amalgamation of the Company, dated March 1, 2009 and Certificate of Amendment of the Company dated April 9, 2013.

1.2	By-Law No.1 of the Company, as amended.

4.1	Distribution Agreement between Correvio International Sarl and Basilea entered into on September 11, 2017.*

4.2	Amended and Restated Term Loan Agreement between Cardiome Pharma Corp. and CRG entered into on May 11, 2017.*

4.3	License Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.*

4.4	Supply Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.*

4.5	Exclusive License and Supply Agreement by and between Cardiome Pharma Corp., Correvio International Sarl and SteadyMed entered into on June 28, 2015.*

4.6	Arrangement Agreement between Cipher Pharmaceuticals Inc. and Cardiome Pharma Corp. and Correvio Pharma Corp. entered into on March 19, 2018.*

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

15.1	Consent of KPMG LLP.

101	Interactive Data File.

* To be filed by amendment.

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Cardiome Pharma Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cardiome Pharma Corp. (the "Company") as of December 31, 2017 and December 31, 2016, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and 2016, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with US generally accepted accounting principles.

Material Uncertainty Related to Going Concern

Without qualifying our opinion on the financial statements, we draw attention to Note 1 to the financial statements, which indicates that as of December 31, 2017 the Company has a history of incurring operating losses and negative cashflows from operations. As stated in Note 1 to the financial statements, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Change in Accounting Principle

Without qualifying our opinion on the financial statements, we draw attention to Note 3 to the financial statements, which indicates that the Company has changed its method of accounting for business combinations and deferred tax assets in 2017 due to adoption of Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business”; and ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”, respectively.

Report on Internal Control over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 2, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Cardiome Pharma Corp. Page 2

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2006.

Vancouver, Canada

April 2, 2018

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Cardiome Pharma Corp.

Opinion on Internal Control over Financial Reporting

We have audited Cardiome Pharma Corp. (the Company)’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report on the Financial Statements

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2017 and December 31, 2016, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements") and our report dated April 2, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Cardiome Pharma Corp. Page 2

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipt and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada

April 2, 2018

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share amounts)

	December 31, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents	$22,081	$26,758
Restricted cash (note 6)	2,100	2,547
Accounts receivable, net of allowance for doubtful accounts of $125 (2016 - $97)	6,383	6,154
Inventories (note 7)	6,427	4,618
Prepaid expenses and other assets	961	1,302
	37,952	41,379

Property and equipment (note 8)	416	548
Intangible assets (note 9)	27,806	24,352
Goodwill	318	318
Deferred income tax assets (note 18)	320	460
	$66,812	$67,057

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$7,701	$8,021
Current portion of deferred consideration (note 12)	-	2,815
Current portion of deferred revenue	207	182
	7,908	11,018

Long-term debt, net of unamortized debt issuance costs and discount (note 11)	40,000	19,391
Deferred revenue	2,502	2,381
Other long-term liabilities	212	243
	50,622	33,033

Stockholders’ equity:
Common stock	353,483	344,928
Authorized - unlimited number without par value
Issued and outstanding – 34,637,312 (2016 – 31,884,420) (note 13(b))
Additional paid-in capital (note 14)	38,443	35,812
Deficit	(392,865)	(363,054)
Accumulated other comprehensive income (note 2(c))	17,129	16,338
	16,190	34,024
	$66,812	$67,057

Commitments and contingencies (notes 17 and 20)

Subsequent events (notes 11 and 22)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ W. James O’Shea	/s/ Arthur H. Willms
Director	Director

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars, except share and per share amounts)

	December 31, 2017	December 31, 2016	December 31, 2015
Revenue:
Product and royalty revenues	$23,811	$25,066	$20,795
Licensing and other fees	197	190	115
	24,008	25,256	20,910
Cost of goods sold	6,776	6,310	6,587
Gross margin	17,232	18,946	14,323
Expenses:
Selling, general and administration	36,694	30,513	31,004
Research and development (note 15)	-	-	3,223
Amortization (notes 8 and 9)	3,517	2,984	2,177
	40,211	33,497	36,404
Operating loss	(22,979)	(14,551)	(22,081)

Other expense:
Loss on extinguishment of long-term debt (note 11)	-	1,402	-
Other expense on modification of long-term debt (note 11)	1,451	-	-
Interest expense	5,695	2,543	2,260
Other expense	511	348	175
Foreign exchange (gain) loss	(1,188)	623	(43)
	6,469	4,916	2,392
Loss before income taxes	(29,448)	(19,467)	(24,473)
Income tax expense (recovery) (note 18)	363	152	(11)
Net loss	$(29,811)	$(19,619)	$(24,462)

Other comprehensive loss:
Foreign currency translation adjustments	791	(336)	(449)
Comprehensive loss	$(29,020)	$(19,955)	$(24,911)
Loss per common share (note 16)
Basic	$(0.90)	$(0.78)	$(1.34)
Diluted	$(0.90)	$(0.79)	$(1.34)
Weighted average common shares outstanding (note 16)
Basic	33,192,480	25,255,413	18,198,840
Diluted	33,227,924	25,318,196	18,198,840

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars, except number of common shares)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2014	16,591,002	$284,760	$34,229	$(318,973)	$17,123	$17,139
Net loss	-	-	-	(24,462)	-	(24,462)
Issuance of common stock (note 13(b))	3,429,247	28,334	-	-	-	28,334
Share issue costs	-	(1,705)	-	-	-	(1,705)
Common stock issued upon exercise of options (note 13(b))	119,842	293	-	-	-	293
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	256	(256)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	9	-	-	-	9
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	7,246	72	(110)			(38)
Stock-based compensation expense	-	-	815	-	-	815
Foreign currency translation adjustments	-	-	-	-	(449)	(449)
Balance at December 31, 2015	20,147,337	312,019	34,678	(343,435)	16,674	19,936
Net loss	-	-	-	(19,619)	-	(19,619)
Issuance of common stock (note 13(b))	11,708,856	35,676	-	-	-	35,676
Share issue costs	-	(3,121)	-	-	-	(3,121)
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	28,227	354	(449)	-	-	(95)
Stock-based compensation expense	-	-	1,583	-	-	1,583
Foreign currency translation adjustments	-	-	-	-	(336)	(336)
Balance at December 31, 2016	31,884,420	344,928	35,812	(363,054)	16,338	34,024
Net loss	-	-	-	(29,811)	-	(29,811)
Issuance of common stock (note 13(b))	2,453,051	8,487	-	-	-	8,487
Share issue costs	-	(1,072)	-	-	-	(1,072)
Common stock issued upon exercise of options (note 13(b))	265,495	384	-	-	-	384
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	360	(360)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	29	-	-	-	29
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	34,346	367	(432)	-	-	(65)
Issuance of warrants (note 11)	-	-	1,200	-	-	1,200
Stock-based compensation expense	-	-	2,223	-	-	2,223
Foreign currency translation adjustments	-	-	-	-	791	791
Balance at December 31, 2017	34,637,312	$353,483	$38,443	$(392,865)	$17,129	$16,190

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

(In thousands of U.S. dollars)

	December 31, 2017	December 31, 2016	December 31, 2015
Operating activities:
Net loss	$(29,811)	$(19,619)	$(24,462)
Items not affecting cash:
Amortization (notes 8 and 9)	3,517	2,984	2,177
Accretion of long-term debt (note 11)	1,549	250	525
Interest paid in-kind on long-term debt (note 11)	778	-	-
Stock-based compensation expense, net (note 14)	2,065	260	2,205
Write-down of inventory (note 7)	295	159	2,028
Loss on extinguishment of long-term debt (note 11)	-	1,402	-
Unrealized foreign exchange loss (gain)	(1,738)	210	(43)
Changes in operating assets and liabilities:
Restricted cash	687	(296)	(31)
Accounts receivable	448	506	3,067
Inventories	(1,533)	(375)	(1,094)
Prepaid expenses and other assets	510	(37)	212
Deferred revenue	(197)	(272)	1,885
Accounts payable and accrued liabilities	(675)	(1,028)	(2,738)
Other long-term liabilities	(31)	(31)	-
Net cash used in operating activities	(24,136)	(15,887)	(16,269)

Investing activities:
Purchase of property and equipment	(5)	(9)	(132)
Purchase of intangible assets (note 9)	(5,229)	(13,628)	(39)
Net cash used in investing activities	(5,234)	(13,637)	(171)

Financing activities:
Issuance of common stock (note 13(b))	8,487	35,341	28,334
Share issue costs	(1,072)	(2,746)	(1,650)
Issuance of common stock upon exercise of stock options (note 13(b))	384	-	293
Income tax withholdings on vesting of restricted share units	(65)	(95)	(38)
Proceeds from issuance of long-term debt (note 11)	20,000	20,000	-
Financing fees on issuance of long-term debt (note 11)	(518)	(713)	(106)
Repayment of long-term debt (note 11)	-	(10,000)	(2,000)
Payment of fees on extinguishment of long-term debt (note 11)	-	(1,146)	-
Payment of deferred consideration (note 12)	(2,815)	(2,174)	(3,049)
Net cash provided by financing activities	24,401	38,467	21,784

Increase (decrease) in cash and cash equivalents during the year	(4,969)	8,943	5,344
Effect of foreign exchange rate changes on cash and cash equivalents	292	154	(391)
Cash and cash equivalents, beginning of year	26,758	17,661	12,708
Cash and cash equivalents, end of year	$22,081	$26,758	$17,661

Supplemental cash flow information:
Interest paid	$3,477	$2,329	$1,826
Interest received	95	17	20
Cash received (paid) for income taxes	334	109	(693)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

1.	Basis of presentation:

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Cardiome strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Cardiome currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Cardiome has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults, that the Company has launched commercially in Germany, the United Kingdom, and France, and expects to commercialize in Belgium, Nordic nations, Canada, certain other European countries and select countries in the Middle East over time. Cardiome has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, Cardiome has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in certain European countries.

As of December 31, 2017, the Company had $22,081 in cash and cash equivalents, compared to $26,758 at December 31, 2016. The Company has a history of incurring operating losses and negative cash flows from operations. After taking into consideration shares that can be sold under the agreement with LPC (see note 13(b)) and under the existing prospectus, the Company will have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these financial statements but will not retain sufficient cash to meet its minimum liquidity requirements under its long-term debt agreement. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the financial statements issuance date. The Company currently expects that the transaction described in note 22, which is subject to shareholder approval, will close in the second quarter of 2018 and that the Company will receive CAD $25,500 on closing. There can be no assurance that the Company will be able to obtain shareholder approval for the proposed transaction.  The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

(b)	Use of estimates:

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Significant areas requiring the use of accounting judgments and estimates include accounting for amounts recorded in connection with recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and doubtful accounts, income taxes, stock-based compensation expense, and commitments and contingencies. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

(c)	Foreign currency translation:

The net assets of foreign subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using exchange rates at the balance sheet dates. Equity is translated at historical rates and revenue and expenses are translated at exchange rates prevailing during the period. The foreign exchange gains and losses arising from translation are recorded in the foreign currency translation account, which is included in accumulated other comprehensive income and reflected as a separate component of equity. For those subsidiaries where the U.S. dollar has been determined to be the functional currency, non-monetary foreign currency assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at the period-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are recorded in net loss for the period.

(d)	Fair value measurements of financial instruments:

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

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Level 2 - Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

In determining fair value measurements, the most observable inputs are used when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term deposits with original maturities of 90 days or less. Short-term deposits are valued at amortized cost. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(f)	Allowance for doubtful accounts:

The Company maintains an allowance for accounts for estimated losses that may result from our customers’ inability to pay. The Company estimates an allowance for doubtful accounts primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

(g)	Inventories:

Inventories consist of finished goods, unfinished product (work in process) and raw materials and are valued at the lower of cost or estimated net realizable value, determined on a first-in-first-out basis. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions. Estimated net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The components of inventory and inventory purchase commitments are reviewed on a regular basis for excess and obsolete inventory based on estimated future usage and sales, demand from drug distributors and hospitals and economic conditions. Management believes that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.

(h)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Asset	Rate

Laboratory equipment	5 years
Production equipment	7 years
Computer equipment	3-5 years
Software	3-5 years
Furniture and office equipment	5-7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life or the initial lease term.

(i)	Intangible assets:

Intangible assets are comprised of patent costs, trade name, marketing rights and licenses. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

The estimated useful life of an intangible asset with a definite life is the period over which the asset is expected to contribute to future cash flows. When determining the useful life, the Company considers the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors, and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

Amortization is provided using the straight-line method over the following terms:

Asset	Rate

Patents	over the patent life
Trade name	10 years
Marketing rights	10 years
Licenses	over the license term

(j)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized, but reviewed for impairment on an annual basis or more frequently if impairment indicators arise. Qualitative factors are first assessed to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the qualitative assessment indicates that the reporting unit may be impaired, a two-step impairment test which considers, among other things, the fair value of reporting units based on discounted estimated future cash flows, is performed. This review involves significant estimation uncertainty, which could affect the Company’s future results if the current estimates of future performance and fair values change.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

(k)	Impairment of long-lived assets:

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(l)	Deferred revenue:

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period.

(m)	Revenue recognition:

Product and royalty revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and other fees

The Company earns revenue from collaboration and license agreements from the commercial sale of approved products. Royalties payable under license agreements are included in cost of sales.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

(n)	Clinical trial expenses:

Clinical trial expenses are a component of research and development costs and include fees paid to contract research organizations, investigators and other vendors who conduct certain product development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to service agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates are based on patient enrollment, services provided and goods delivered, contractual terms and experience with similar contracts. The Company monitors these factors to the extent possible and adjusts its estimates accordingly. Prepaid expenses or accrued liabilities are adjusted if payments to service providers differ from estimates of the amount of service completed in a given period.

(o)	Stock-based compensation and other stock-based payments:

Stock options and restricted share units granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

(p)	Income taxes:

The Company accounts for income taxes using the liability method of tax allocation. Deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is enacted. Deferred income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes.

(q)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2.	Summary of significant accounting policies (continued):

Diluted earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options. The diluted earnings (loss) available to common shareholders is adjusted for the recovery of the fair value of liability classified awards which are in-the-money.

(r)	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. Due to the adoption of certain accounting standard updates (note 3), the Company reclassified income tax withholding payments on the vesting of restricted share units of $95 and $38 for the years ended December 31, 2016 and 2015, respectively, from cash used in operating activities to cash used in financing activities on the consolidated statement of cash flows and deferred tax assets of $460 from current assets to noncurrent assets as of December 31, 2016 on the consolidated balance sheet.

3.	Accounting pronouncements adopted:

On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  The Company expects to recognize the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings at that date.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  The Company does not expect the adoption of the new revenue standard to have a material impact to its statement of operations and comprehensive loss and to its statement of cash flows on an ongoing basis. A majority of the Company’s revenue continues to be recognized when products are shipped from its warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard.

The anticipated cumulative effect of the adoption of the new revenue standard on the Company’s consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	$(392,865)	$(300)	$(393,165)

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

3.	Accounting pronouncements adopted (continued):

The anticipated transition adjustment arises from the Company’s treatment of an upfront payment it received from one of its distributors for the rights to distribute one of the Company’s commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred and will be amortized at a later time.

During the year ended December 31, 2017, the Company adopted Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, issued by the Financial Accounting Standards Board (“FASB”) in January 2017. ASU 2017-01 requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. The Company has applied ASU 2017-1 in assessing a distribution agreement entered into during the year ended December 31, 2017 (note 9) and determined that the arrangement shall be accounted for as an asset acquisition under the clarified definition.

During the year ended December 31, 2017, the Company adopted ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, issued by the FASB in March 2016. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  As a result of the adoption, the Company reclassified income tax withholding payments on the vesting of restricted share units of $65, $95 and $38 for the years ended December 31, 2017, 2016 and 2015, respectively, from cash used in operating activities to cash used in financing activities on the consolidated statement of cash flows.

During the year ended December 31, 2017, the Company adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, the Company reclassified deferred tax assets of $320 and $460 from current assets to noncurrent assets as of December 31, 2017 and December 31, 2016, respectively, on the consolidated balance sheet.

4.	Recent accounting pronouncements:

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is evaluating the revised guidance to determine whether there will be any impact on its consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

4.	Recent accounting pronouncements (continued):

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is evaluating the new guidance to determine whether there will be any impact on its consolidated financial statements.

5.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and deferred consideration approximate carrying values because of their short-term nature. The Company’s long-term debt is recorded under the effective interest method (note 11). The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

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

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

5.	Financial instruments (continued):

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

6.	Restricted cash:

At December 31, 2017, the Company held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,863 (2016 - $1,443) and for operating lease arrangements of $237 (2016 – $104). During the year ended December 31, 2017, $1,000 was released from a non-interest bearing escrow account upon the Company’s repayment of all amounts owing under the deferred consideration liability in connection with the acquisition of Correvio LLC (note 12).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

7.	Inventories:

	December 31,	December 31,
	2017	2016

Finished goods	$3,326	$1,757
Work in process	891	562
Raw materials	2,210	2,299

	$6,427	$4,618

During the year ended December 31, 2017, the Company had a write-down of inventory of $295 (2016 – $159; 2015 - $2,028). Included in the write-down during the year ended December 31, 2015 is a write-down of $1,125 of repurchased unsold inventory as part of a termination agreement.

8.	Property and equipment:

		Accumulated	Net book
2017	Cost	amortization	value

Production equipment	$70	$29	$41
Software	90	58	32
Computer equipment	152	122	30
Leasehold improvements	399	144	255
Furniture and office equipment	177	119	58

	$888	$472	$416

		Accumulated	Net book
2016	Cost	amortization	value

Laboratory equipment	$625	$625	$-
Production equipment	97	48	49
Software	161	85	76
Computer equipment	216	177	39
Leasehold improvements	399	107	292
Furniture and office equipment	187	95	92

	$1,685	$1,137	$548

During the year ended December 31, 2017, the Company wrote off equipment with a cost and accumulated amortization of $802 (2016 - equipment with a cost and accumulated amortization of $25; 2015 - nil). Amortization expense for the year ended December 31, 2017 amounted to $143 (2016 - $201; 2015 - $203).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

9.	Intangible assets:

		Accumulated	Net book
2017	Cost	amortization	value

Licenses	$19,852	$2,551	$17,301
Marketing rights	15,830	6,531	9,299
Trade name	1,131	466	665
Patents	4,362	3,821	541

	$41,175	$13,369	$27,806

		Accumulated	Net book
2016	Cost	amortization	value

Licenses	$12,843	$856	$11,987
Marketing rights	15,830	4,948	10,882
Trade name	1,131	353	778
Patents	4,347	3,642	705

	$34,151	$9,799	$24,352

In the third quarter of 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5,000 ($5,200). Additional non-refundable milestone payments will be due to Basilea upon the Company’s achievement of various milestones. Milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

In the second quarter of 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs. Additional non-refundable milestone payments will be due to Allergan upon the Company’s achievement of various milestones. Royalty payments may also be due to Allergan based on achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 10 years.

Amortization expense for the year ended December 31, 2017 amounted to $3,374 (2016 - $2,783; 2015 - $1,974).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

9.	Intangible assets (continued):

The estimated aggregate amortization expense for intangible assets held at December 31, 2017, for each of the five succeeding years is expected as follows:

2018	$3,647
2019	3,625
2020	3,604
2021	3,569
2022	3,543

10.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2017	2016

Trade accounts payable	$4,007	$3,924
Employee-related accruals	2,310	2,637
Interest payable on deferred consideration (note 12)	-	24
Other accrued liabilities	1,384	1,436

	$7,701	$8,021

11.	Long term debt:

	December 31,	December 31,
	2017	2016

Long-term debt, net of unamortized debt issuance costs and discount	$40,000	$19,391
Less: current portion	-	-
Long-term debt, net of unamortized debt issuance costs and discount	$40,000	$19,391

On July 18, 2014, the Company closed a senior, secured term loan facility with MidCap Financial, LLC (“Midcap”) for up to $22,000 which consisted of two tranches bearing interest at a rate of LIBOR plus 8%. The first tranche of $12,000 was available for working capital and general corporate purposes. The second tranche of up to $10,000 was available to support a product or company acquisition. The loan carried a term of 48 months and was secured by substantially all of the assets of the Company.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

11.	Long term debt (continued):

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt from Midcap and for general corporate purposes. In connection with the extinguishment of long-term debt, the Company incurred a loss of $1,402 during the year ended December 31, 2016. Of this amount, $256 related to the write-off of unamortized debt issuance costs and $1,146 related to prepayment and exit fees. The second tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at December 31, 2016. The Company reached the revenue milestone at December 31, 2016 but did not draw the second tranche. The third tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at June 2017.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 is available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of this amendment. A third tranche of $10,000 was drawn on August 8, 2017. A fourth tranche of up to $10,000 in increments of $5,000 is available to the Company on or prior to March 31, 2018 if the Company is able to reach certain revenue milestones. Notwithstanding the foregoing, the fourth tranche may be available to the Company if the Company and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the year ended December 31, 2017, the Company paid in-kind interest of $778. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $44,040 under the effective interest method which will be the amount payable at maturity.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the amended agreement. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

11.	Long term debt (continued):

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years. The Company was in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016.

The Company incurred expenses of $1,451 in connection with the modification of long-term debt in the second quarter of 2017 which is included in other expense.

Future repayments, assuming the Company continues to meet the amended revenue covenants, are as follows:

2018	$-
2019	-
2020	15,292
2021	20,389
2022	8,359

Total repayments	$44,040

12.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration was being repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The Company repaid the deferred consideration in full during the third quarter of 2017. As a result of the full repayment, $1,000 of restricted cash was released from escrow (note 6).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

13.	Share capital:

(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

(b)	Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2014	16,591,002
Issued through at-the-market offering (i)	554,247
Issued through common share offering (ii)	2,875,000
Issued upon vesting of restricted share units, net of tax	7,246
Issued upon exercise of options in cashless transaction	10,431
Issued for cash upon exercise of options	109,411
Balance, December 31, 2015	20,147,337
Issued through common share offering (iii)	11,500,000
Issued to Lincoln Park Capital Fund, LLC (iv)	208,856
Issued upon vesting of restricted share units, net of tax	28,227
Balance, December 31, 2016	31,884,420
Issued through at-the market offering (i)	1,958,598
Issued to Lincoln Park Capital Fund, LLC (iv)	494,453
Issued for cash upon exercise of options	215,000
Issued upon exercise of options in cashless transaction	50,495
Issued upon vesting of restricted share units, net of tax	34,346
Balance, December 31, 2017	34,637,312

(i)	On February 18, 2014, the Company completed a prospectus supplement under which the Company may issue common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $8,900. During the year ended December 31, 2015, the Company issued 554,247 common shares under this prospectus supplement for gross proceeds of $5,334.

On March 1, 2016, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250,000 of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. The Company also filed a prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Sales Agreement under which the Company may issue common shares through ATM offerings with FBR and MLV as agents, up to an aggregate of $6,900. During the year ended December 31, 2016, no shares were issued under this prospectus supplement. During the year ended December 31, 2017, 1,666,765 common shares were issued for gross proceeds of $6,890 under this prospectus supplement.

On August 10, 2017, the Company filed a new prospectus supplement under which the Company may issue common shares through at-the-market offerings up to an aggregate of $10,700. During the year ended December 31, 2017, 291,833 common shares were issued for gross proceeds of $630 under this prospectus supplement. As at December 31, 2017, $10,070 remains available under this prospectus supplement.

(ii)	On August 13, 2015, the Company completed a prospectus offering of 2,875,000 common shares from treasury at a price of $8.00 per common share for gross proceeds of $23,000.

(iii)	On July 29, 2016, the Company closed an underwritten public offering of 11,500,000 common shares from treasury at a price of $3.00 per common share for gross proceeds of $34,500.

(iv)	On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allows LPC to purchase up to an aggregate value of $20,000 worth of common shares in the capital of the Company. In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee. No proceeds were received for these shares which were valued at $335 and recorded as a share issuance cost. During the year ended December 31, 2016, the Company issued 160,000 common shares under the Purchase Agreement to LPC for gross proceeds $841.

On March 7, 2016, the Company filed a prospectus supplement, in connection with the filing of the Base Shelf Prospectuses, pertaining to the Purchase Agreement, under which the Company may sell its common shares to LPC up to an aggregate of $6,900. On December 22, 2016, the Company filed an amendment to this prospectus supplement. The Company’s closing share price must be equal to or greater than $1.00 in order for a purchase to be effected. During the year ended December 31, 2017, the Company issued 494,453 common shares under the Purchase Agreement to LPC for gross proceeds of $967.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation:

(a)	Stock options:

Under the terms of the Company’s amended incentive stock option plan (the “Plan”), the Company may grant options to directors, executive officers, employees and consultants of the Company. The Plan provides for granting of options at the fair market value of the Company’s common shares at the grant date. Options generally vest over periods of up to four years with an expiry term of five years and generally vest in equal amounts at the end of each month. The maximum number of shares available for issue under the Plan is a rolling number equal to a maximum of 12.5% of the issued common shares outstanding at the time of grant. The maximum number of stock options issuable to insiders under the Plan is restricted to 10% of the issued and outstanding common shares of the Company.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

Details of the stock option transactions for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2014	1,278,290	4.68	3.34	8,411

Options granted	382,900	10.84
Options exercised	(129,236)	3.76
Options forfeited	(45,097)	8.76
Options expired	(14,260)	41,69
Outstanding as at December 31, 2015	1,472,597	5.88	2.88	8,024

Options granted	617,500	5.97
Options forfeited	(72,200)	4.94
Options expired	(16,340)	20.22
Outstanding as at December 31, 2016	2,001,557	5.82	2.72	1,110

Options granted	1,242,500	4.16
Options exercised	(324,000)	2.16
Options forfeited	(20,000)	5.10
Options expired	(8,000)	1.70
Outstanding as at December 31, 2017	2,892,057	5.52	3.07	69
Exercisable as at December 31, 2017	1,855,368	5.90	2.55	69

The outstanding options expire at various dates ranging from March 20, 2018 to August 13, 2022.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

At December 31, 2017, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	277,000	0.22	1.66	277,000	1.66
$2.09 to $5.63	1,477,183	3.86	4.26	703,557	4.39
$5.64 to $7.37	550,000	3.47	6.14	325,667	6.14
$7.38 to $13.09	587,874	2.07	9.91	549,144	9.92

	2,892,057	3.07	5.52	1,855,368	5.90

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2017 is as follows:

	Number	Weighted average
	of	grant-date fair value
Non-vested options	options	(U.S.$)

Non-vested at December 31, 2016	708,588	2.27
Granted	1,242,500	1.53
Vested	(911,039)	1.90
Forfeited	(3,360)	0.04

Non-vested at December 31, 2017	1,036,689	1.69

At December 31, 2017, there was $805 (2016 - $739) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.3 years (2016 – 1.3 years).

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2017 was $495 (2016 – nil; 2015 - $743).

The aggregate fair value of vested options during the year ended December 31, 2017 was $1,729 (2016 - $1,071; 2015 - $1,404).

Stock options granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

For the year ended December 31, 2017, $1,663 was recorded as stock-based compensation expense with $158 being recorded as a recovery against liability and $1,821 being recorded against additional paid-in capital (2016 - $171 was recorded as stock-based compensation recovery with $1,323 being recorded as a recovery against liability and $1,152 being recorded against additional paid-in capital; 2015 - $1,828 was recorded as stock-based compensation expense with $1,391 being recorded against liability and $437 being recorded against additional paid-in capital).

The weighted average fair value of stock options granted during the year ended December 31, 2017 was $1.53 (2016 - $2.00; 2015 - $4.50). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31,	December 31,	December 31,
	2017	2016	2015

Dividend yield	-	-	-
Expected volatility	63.7%	65.7%	78.4%
Risk-free interest rate	1.2%	0.7%	0.6%
Expected average life of the options	3.8 years	3.1 years	3.4 years
Estimated forfeiture rate	-	-	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

(b)	Restricted share unit plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the date of grant.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

14.	Share-based compensation (continued):

Details of RSU transactions for the years ended December 31, 2017, 2016 and 2015 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding at December 31, 2014	-	$-	-	$-

RSUs granted	160,598	9.10		1,181
RSUs vested	(10,990)	9.95		89
RSUs forfeited	(17,500)	9.95
Outstanding as at December 31, 2015	132,108	$8.91	2.16	$1,058

RSUs granted	50,782	4.43		218
RSUs vested	(49,682)	9.03		205
RSUs forfeited	(13,505)	9.00
Outstanding as at December 31, 2016	119,703	$6.95	1.71	$334

RSUs granted	52,962	3.46		194
RSUs vested	(57,003)	7.59		174
RSUs forfeited	(18,706)	6.21
Outstanding as at December 31, 2017	96,956	$4.83	1.68	$147

At December 31, 2017, there was $224 (2016 - $537) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.7 years (2016 – 1.5 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the year ended December 31, 2017, stock-based compensation expense related to RSUs of $402 (2016 – $431; 2015 - $377) was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

15.	Research and development expense:

In June 2015, the Company entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $3,000 upon execution of the agreement which was recorded in R&D expense.

16.	Basic and diluted loss per share:

Basic loss per share is calculated as set forth below:

Year ended December 31	2017	2016	2015

Net loss	$(29,811)	$(19,619)	$(24,462)

Weighted average number of common shares for basic loss per share	33,192,480	25,255,413	18,198,840
Loss per share – basic	$(0.90)	$(0.78)	$(1.34)

Diluted loss per share is calculated as set forth below:

Year ended December 31	2017	2016	2015

Net loss	$(29,811)	$(19,619)	$(24,462)
Less: recovery of fair value of liability classified awards	(153)	(433)	-
Diluted loss available to common shareholders	$(29,964)	$(20,052)	$(24,462)
Weighted average number of common shares for basic loss per share	33,192,480	25,255,413	18,198,840
Plus: incremental shares from assumed exercise	35,444	62,783	-
Diluted weighted average number of common shares for diluted loss per share	33,227,924	25,318,196	18,198,840
Loss per share – diluted	$(0.90)	$(0.79)	$(1.34)

For the year ended December 31, 2017, $5 of the recovery of fair value of liability classified awards has been excluded from the calculation of diluted loss available to common shareholders due to the fact that it is anti-dilutive (for the year ended December 31, 2016 - $890; for the year ended December 31, 2015 - nil).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

17.	Commitments:

(a)	Operating leases:

The Company has entered into operating leases for office space. Future minimum payments under the various operating leases are as follows:

2018	$712
2019	684
2020	588
2021	201
2022	201
Thereafter	386

Total minimum payments required	$2,772

Rent expense for the year ended December 31, 2017 was $658 (2016 - $614; 2015 - $655).

(b)	Commitments for clinical and other agreements:

The Company entered into various clinical and other agreements requiring it to fund future expenditures of $7,309 (2016 - $1,755; 2015 - $2,889).

(c)	Purchase commitments:

The Company has purchase commitments with certain suppliers who assist in the production of AGGRASTAT®. The amount of the purchase commitment is based on physical quantities manufactured; however, there is a minimum purchase obligation of $166 for years 2018 through 2020.

18.	Income taxes:

The components of loss before income taxes consist of the following:

	2017	2016	2015

Canadian	$(14,841)	$(13,602)	$(11,574)
Foreign	(14,607)	(5,865)	(12,889)

Loss before income taxes	$(29,448)	$(19,467)	$(24,473)

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

18.	Income taxes (continued):

The reconciliation of income tax computed at statutory tax rates to income tax expense (recovery), using a 26.0% (2016 – 26.0%; 2015 – 26.0%) statutory tax rate, is:

	December 31,	December 31,	December 31,
	2017	2016	2015

Loss before income taxes	$(29,448)	$(19,467)	$(24,473)
Statutory tax rate	26.0%	26.0%	26.0%

Income tax recovery at Canadian statutory income tax rates	$(7,656)	$(5,061)	$(6,363)
Change in valuation allowance	1,625	4,197	4,290
Permanent differences	967	343	447
Expiry of investment tax credits	975	-	-
Tax rate differences	790	450	291
Change in U.S. statutory rate	6,394	-	-
Change in Canadian statutory rate	(2,595)	-	-
Other differences	(137)	223	1,324
Income tax expense (recovery)	$363	$152	$(11)

As a result of tax legislation enacted in the U.S. at the end of 2017, the federal U.S. corporate tax rate applicable to years subsequent to 2017 was substantially reduced. The Company recorded a deferred income tax expense in respect of its U.S. operations in 2017 using the new federal rate of 21% (2016 – 35%; 2015 – 35%); however, there was no impact on tax expense as a valuation allowance is provided on most of these deferred tax assets.

The Company also revalued its deferred tax assets in respect of its Canadian operations to reflect the increase in the Canadian corporate income tax rate to 27% (2016 – 26%) for years subsequent to 2017. There was no impact on tax expense as a full valuation allowance is provided on these deferred tax assets.

Significant components of the Company’s deferred tax assets are shown below:

	December 31,	December 31,
	2017	2016

Deferred tax assets:
Tax loss carryforwards	$83,394	$80,963
Research and development deductions and investment tax credits	27,168	27,709
Tax values of depreciable assets in excess of accounting values	3,008	3,230
Share issue costs and other	1,230	1,413

Total deferred tax assets	114,800	113,315
Valuation allowance	(114,480)	(112,855)

Net deferred tax assets	$320	$460

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

18.	Income taxes (continued):

At December 31, 2017, the Company has investment tax credits of $15,537 (2016 - $16,512) available to reduce future Canadian federal income taxes otherwise payable. The investment tax credits expire between 2018 and 2032.

The Company also has total loss carryforwards of $356,610 (2016 - $327,455) available to offset future taxable income: in Canada, in the amount of $200,999 (2016 - $188,444); in Switzerland, in the amount of $109,786 (2016 - $93,314); in the United States, in the amount of $45,316 (2016 – $44,933); and in the United Kingdom, in the amount of $508 (2016 - $764). The loss carryforwards expire between 2018 and 2037.

The Company’s Canadian federal and provincial investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-capital
	tax credits	losses

2018	$145	$35,932
2019	501	6,768
2020	481	17,991
2021	528	16,911
2022	296	23,129
Thereafter until 2037	13,586	255,879

	$15,537	$356,610

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties. The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2017, a provision of nil (2016 - nil) has been made in the financial statements for estimated tax liabilities. Tax years ranging from 2010 to 2017 remain subject to examination in the various countries we operate in.

19.	Related party transactions:

During the years ended December 31, 2017 and 2016, the Company incurred expenses for consulting services provided by a company owned by one of the officers of the Company. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. The Company incurred expenses of $193 for the year ended December 31, 2017 for services provided by the consulting company relating to general corporate matters (2016 - $148; 2015 - nil). Included in accounts payable and accrued liabilities at December 31, 2017 was $201 owing to the consulting company (2016 - $148).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

19.	Related party transactions (continued):

During the year ended December 31, 2015, the Company incurred expenses for services provided by a law firm in which a director of one of the Company’s wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, the Company incurred legal fees of $63 for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was $12 owing to the legal firm. For the years ended December 31, 2017 and 2016, the law firm was no longer a related party. The Company also incurred expenses for services provided by an accounting firm in which a director of one of the Company’s wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, the Company incurred accounting fees of $35 for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was $31 owing to the accounting firm. For the years ended December 31, 2017 and 2016, the accounting firm was no longer a related party.

20.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products. During the year ended December 31, 2017, the sale of AGGRASTAT® accounted for 84% of total revenue. During the years ended December 31, 2016 and 2015, the sale of AGGRASTAT® accounted for more than 90% of total revenue.

The Company recognizes segmentation based on geography as follows:

Year ended December 31, 2017	Europe	Rest of World	Total

Revenue	$10,953	$13,055	$24,008
Cost of goods sold	2,974	3,802	6,776

Gross margin	7,979	9,253	17,232
Gross margin %	73%	71%	72%

Year ended December 31, 2016	Europe	Rest of World	Total

Revenue	$10,931	$14,325	$25,256
Cost of goods sold	2,585	3,725	6,310

Gross margin	8,346	10,600	18,946
Gross margin %	76%	74%	75%

Year ended December 31, 2015	Europe	Rest of World	Total

Revenue	$10,572	$10,338	$20,910
Cost of goods sold	3,191	3,396	6,587

Gross margin	7,381	6,942	14,323
Gross margin %	70%	67%	68%

During the years ended December 31, 2017, 2016 and 2015, there were two customers that individually accounted for more than 10% of total revenue. In 2017, these customers accounted for 24% and 20% of total revenue (2016 – 20% and 23%; 2015 – 19% and 28%).

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

21.	Segmented information (continued):

Property and equipment by geographic area were as follows:

As at December 31	2017	2016

Europe	$87	$116
Rest of World	329	432

	$416	$548

Intangible assets by geographic area were as follows:

As at December 31	2017	2016

Europe	$27,265	$23,647
Rest of World	541	705

	$27,806	$24,352

22.	Subsequent event:

On March 19, 2018, the Company entered into a definitive arrangement agreement with Cipher Pharmaceuticals Inc. (“Cipher”) Under the terms of the agreement, Cipher will acquire the Canadian business portfolio of Cardiome for upfront cash consideration of C$25,500, subject to shareholder approval.

The proposed transaction will be completed pursuant to the acquisition by Cipher of all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma Corp. that will apply for a substitution listing on the Nasdaq and TSX. Correvio Pharma Corp. will acquire and hold all of Cardiome’s pre-transaction assets and liabilities, excluding the Canadian business portfolio being acquired by Cipher under the arrangement.

