Form 20-F/A
period 2017-12-31
Correvio Pharma Corp.
filed 2018-07-12
CIK 1036141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

CORREVIO PHARMA CORP.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐   No   ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2017 of Correvio Pharma Corp. (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on April 30, 2018 (the “Original Form 20-F”). The Company is filing this Amendment solely to file Exhibits 4.1, 4.2, 4.3, 4.4, 4.5 and 4.6.

Effective May 15, 2018, Cardiome Pharma Corp. (“Cardiome”) and the Company completed a court-approved statutory plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act. Under the Arrangement each holder of common shares of Cardiome received one common share of the Registrant.

Other than as required to reflect the amendments discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

2

PART III

ITEM 19.	EXHIBITS

1.1	Certificate and Articles of Amalgamation of Cardiome Pharma Corp., dated March 1, 2009 and Certificate of Amendment of Cardiome Pharma Corp. dated April 9, 2013.**

1.2	By-Law No.1 of Cardiome Pharma Corp., as amended.**

4.1	Distribution Agreement between Correvio International Sarl and Basilea entered into on September 11, 2017.†

4.2	Amended and Restated Term Loan Agreement between Cardiome Pharma Corp. and CRG entered into on May 11, 2017.

4.3	License Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.†

4.4	Supply Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.†

4.5	Exclusive License and Supply Agreement by and between Cardiome Pharma Corp., Correvio International Sarl and SteadyMed entered into on June 28, 2015.†

4.6	Arrangement Agreement between Cipher Pharmaceuticals Inc. and Cardiome Pharma Corp. and Correvio Pharma Corp. entered into on March 19, 2018.

8.1	List of Subsidiaries.**

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.**

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.**

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.**

15.1	Consent of KPMG LLP.**

101	Interactive Data File.**

** Previously filed.

† Confidential portions of this exhibit have been redacted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

CORREVIO PHARMA CORP.
DATED: July 12, 2018

	By:	/s/ Justin Renz
Justin Renz
Chief Financial Officer

4

EXHIBIT INDEX

1.1	Certificate and Articles of Amalgamation of Cardiome Pharma Corp., dated March 1, 2009 and Certificate of Amendment of Cardiome Pharma Corp. dated April 9, 2013.**

1.2	By-Law No.1 of Cardiome Pharma Corp., as amended.**

4.1	Distribution Agreement between Correvio International Sarl and Basilea entered into on September 11, 2017.†

4.2	Amended and Restated Term Loan Agreement between Cardiome Pharma Corp. and CRG entered into on May 11, 2017.

4.3	License Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.†

4.4	Supply Agreement by and between Correvio International Sarl and Durata Therapeutics International B.V. (Allergan) entered into on May 5, 2016.†

4.5	Exclusive License and Supply Agreement by and between Cardiome Pharma Corp., Correvio International Sarl and SteadyMed entered into on June 28, 2015.†

4.6	Arrangement Agreement between Cipher Pharmaceuticals Inc. and Cardiome Pharma Corp. and Correvio Pharma Corp. entered into on March 19, 2018.

8.1	List of Subsidiaries.**

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.**

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.**

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.**

15.1	Consent of KPMG LLP.**

101	Interactive Data File.**

** Previously filed.

† Confidential portions of this exhibit have been redacted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5