Form 40-F
period 2018-12-31
Correvio Pharma Corp.
filed 2019-03-13
CIK 1036141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018	Commission File Number 000-29338

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

The Registrant had 36,233,162 Common Shares outstanding as at December 31, 2018.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☒             No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.  ☐

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

EXPLANATORY NOTE

Effective May 15, 2018, Cardiome Pharma Corp. (“Cardiome”) and the Registrant, Correvio Pharma Corp., completed a court-approved statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (Canada). Under the Arrangement, each holder of common shares of Cardiome received one common share of the Registrant.

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

The Registrant’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2018. See “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

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

The Registrant’s management has evaluated the design and operation of its internal control over financial reporting as of December 31, 2018 and has concluded that such internal control over financial reporting was effective as of December 31, 2018. This assessment was based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. See “Internal Control over Financial Reporting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

C.	Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG LLP (the “Independent Auditors”), the Registrant’s Independent Registered Public Accounting Firm, on management’s assessment of the Registrant’s internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the Registrant’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2018, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

D.	Changes in Internal Control over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this Annual Report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting. See “Internal Control over Financial Reporting” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2018.

F.	Audit Committee Financial Expert

The board of directors of the Registrant (the “Board”) has determined that Mr. Arthur H. Willms is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act. Mr. Willms is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the Nasdaq Stock Market (“Nasdaq”).

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

The Registrant’s code of ethics, the “Code of Business Conduct and Ethics”, is applicable to all of its employees including the Chief Executive Officer, Chief Financial Officer, other senior officers and members of the Board. The Code of Business Conduct and Ethics can be viewed on the Registrant’s website at www.correvio.com under “Investors & Media – Corporate Governance Documents.”

H.	Principal Accountant Fees and Services

(All amounts are in Canadian dollars unless otherwise indicated.)

Audit Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for the audit of the Registrant’s annual financial statements, including services related thereto and services provided in connection with the statutory and regulatory filings for those fiscal years, were $543,725 for the fiscal year ended December 31, 2018 and $539,185 for the fiscal year ended December 31, 2017.

Audit-Related Fees

The aggregate fees billed by the Independent Auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as “Audit Fees” were $40,200 for the fiscal year ended December 31, 2018 and $60,500 for the fiscal year ended December 31, 2017.

Tax Fees

The aggregate fees billed by the Independent Auditors for professional services rendered for tax compliance, tax advice, tax planning and various tax matters were $153,759 for the fiscal year ended December 31, 2018 and $106,660 for the fiscal year ended December 31, 2017.

All Other Fees

The aggregate fees billed by the Independent Auditors for services other than those reported in the preceding three paragraphs were $80,250 for the fiscal year ended December 31, 2018 and $nil for the fiscal year ended December 31, 2017. These fees were incurred as part of the Arrangement.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Independent Auditors for the fiscal year ended December 31, 2018 were pre-approved by the Audit Committee of the Registrant. It is the Registrant’s policy that all audit and non-audit services performed by the Independent Auditors will continue to be pre-approved by the Audit Committee.

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

J.	Tabular Disclosure of Contractual Obligations

See “Liquidity and Capital Resources — Contractual Obligations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018, filed as Exhibit 1.3 to this Annual Report on Form 40-F.

K.	Identification of Audit Committee

The Registrant has established a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Each of the following directors serves on the audit committee: Arthur H. Willms, Richard M. Glickman, and W. James O’Shea. The Board has determined that all of the members of the Audit Committee are “independent” within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the Nasdaq. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2018, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

The Registrant has submitted to the Commission, in Exhibit 101 to this Form 40-F, an Interactive Data File.

N.	Disclosures Under the Iran Threat Reduction and Syria Human Rights Act of 2012

Correvio is a global, innovation-driven pharmaceutical business with worldwide operations (directly and through distributors). Correvio does have operations in the United States, and in 2012 it voluntarily reported to OFAC that it had made inadvertent sales of AGGRASTAT, which treats chest pain and certain heart conditions, into Iran by a third-party Lebanese distributor, as well as reimbursement costs which were paid to another third-party Iranian distributor. Along with the voluntary report, Correvio applied for a specific license (which was granted) to sell AGGRASTAT through specified intermediaries and distributors into certain hospitals in Iran. Although this issue has now been resolved, Correvio (or any of our subsidiaries or distributors) must continue to ensure that any future sales into Iran (or other countries which are subject to economic sanctions) are permitted by OFAC under either a general or specific license.

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

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2018.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2018.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant (File No. 333-225852), and the Registration Statements on Form S-8 of the Registrant (File No. 333-225015 and File No. 333-225014).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 13, 2019

CORREVIO PHARMA CORP.

By:	/s/ William Hunter
	Name:	William Hunter
	Title:	Chief Executive Officer

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit No.	Description

1.1	Annual Information Form for the fiscal year ended December 31, 2018.

1.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2018.

1.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018.

23.1	Consent of KPMG LLP.

31.1	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data File.

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant (File No. 333-225852), and the Registration Statements on Form S-8 of the Registrant (File No. 333-225015 and File No. 333-225014).