Form 20-F
period 2019-12-31
Correvio Pharma Corp.
filed 2020-04-30
CIK 1036141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 000-29338

CORREVIO PHARMA CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1441 Creekside Drive, 6th Floor,

Vancouver, British Columbia,

Canada, V6J 4S7

(Address of principal executive offices)

Justin Renz, President and Chief Financial Officer

Tel: (604) 677-6905

1441 Creekside Drive, 6th Floor,

Vancouver, British Columbia,

Canada, V6J 4S7

(Name, Telephone, Email, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares	CORV	Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 55,382,228 Common Shares outstanding as at December 31, 2019.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In this Annual Report on Form 20-F (the “Annual Report”), a reference to the “Corporation,” “Company,” “Correvio,” “we,” “us,” “our” and similar words refer to Correvio Pharma Corp. and its subsidiaries, or any one of them, as the context requires.

All references herein to “dollars” and “$” are to U.S. dollars, unless otherwise indicated. All references to “Cdn.$” are to Canadian dollars. On April 28, 2020, the exchange rate for conversion of U.S. dollars into Canadian dollars was $1.00 = Cdn.$1.39 based upon the Bank of Canada daily exchange rate.

Unless otherwise stated, the information set forth in this Annual Report is as of December 31, 2019.

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

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate. Forward-looking statements in this Annual Report include but are not limited to statements relating to:

•	our possible regulatory path forward with respect to BRINAVESS® (“BRINAVESS”) with the U.S. Food and Drug Administration (“FDA”);

•	our plans to obtain the maximum possible extension of patent term that might be available covering the use of BRINAVESS;

•	our intention to expand the indications for which we may market AGGRASTAT® (“AGGRASTAT”);

•	our expected commercialization of XYDALBATM (“XYDALBA”) in certain European countries and select countries in the Middle East;

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals in the United States, Europe and other countries;

•	our intended use of proceeds raised from equity and debt financings;

•	the cost of post-authorization commitments if we receive necessary regulatory approvals;

•	our ability to meet certain revenue milestones under the CRG Term Loan (as defined below);

•	our belief regarding the merit of the ongoing class action lawsuit and our intention to vigorously defend such lawsuit;

•	our plans to regain compliance with the Nasdaq Stock Market (the “Nasdaq”) minimum bid price and minimum market value requirements within the prescribed grace periods;

•	our possible eligibility for additional time to regain compliance with such requirements upon expiration of the prescribed compliance periods;

•	our expectation that our common shares will continue to be listed and trade on the Nasdaq during the prescribed compliance periods;

•

the proposed acquisition by ADVANZ PHARMA (as defined herein) of all of our issued and outstanding common shares pursuant to the Proposed Arrangement (as defined herein) and the expected terms, timing and closing of the Proposed Arrangement;

•	our expectations for the receipt of the necessary securityholder and court approvals and satisfaction of other customary closing conditions in connection with the Proposed Arrangement;

•

the intended delisting of our common shares from the Toronto Stock Exchange (the “TSX”) and the Nasdaq and ceasing of our status as a reporting issuer in connection with the completion of the Proposed Arrangement;

•	our planned and current clinical development of product candidates, including the results of current and future clinical trials and publication of such results;

•	our ability to enroll patients in our clinical trials and complete enrollment in registries being performed as part of regulatory agency follow-up measures;

•	the benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our commercial products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	payments and royalties expected upon the achievement of certain sales milestones;

•	our estimates of the size of the potential markets for our products;

•	our selection and licensing of commercial products and/or product candidates;

•

our potential relationships with distributors and collaborators with acceptable development, regulatory, manufacturing and commercialization expertise and the benefits to be derived from such collaborative efforts;

•	our distributors’ and licensees’ compliance with the terms of their agreements and with relevant regulations and licenses;

•

sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our creation and maintenance of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;

•	our creation and maintenance of an effective logistics infrastructure for supply and delivery of our approved products;

•	the rate and degree of market acceptance of our products;

•	the pricing of our products;

•	whether we will receive and the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our retention and hiring of qualified employees in the future;

•	the manufacturing capabilities of third-party manufacturers for our products;

•	our ability to negotiate and maintain third-party manufacturing and supply contracts and the party’s performance under contract;

•	our ability to maintain or reduce third-party manufacturing costs;

•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;

•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;

•	our intention to continue directing a significant portion of our resources into international sales expansion;

•	our business strategy and potential acquisitions of additional companies, products or technologies related or complimentary to our current operations;

•	our ability to get our products approved for use in hospitals; and

•	government legislation in all countries in which we already, or hope to, sell our products, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements.

Such forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by us to develop such forward-looking statements include, but are not limited to, the assumption that the meeting held for Correvio securityholders to consider and, if deemed advisable, approve the Proposed Arrangement will proceed as planned, the assumption that the Supreme Court of British Columbia will hear our applications for the final order required in connection with the Proposed Arrangement, the assumption that we will be able to reach agreements with regulatory agencies on executable development programs, the assumption that recruitment to clinical trials will continue at rates similar to our completed trials, the assumption that the regulatory requirements, including patient exposure, for approval of marketing authorization applications/new drug approvals will be maintained, the assumption that genericization of markets for AGGRASTAT will proceed according to estimates, the assumption that the time required to analyze and report the results of our clinical studies will be consistent with past timing, the assumption that market data and reports reviewed by us are accurate, the assumption that our current good relationships with our suppliers and service providers will be maintained, the assumptions relating to the availability of capital on terms that are favorable to us, the assumption that our partners/distributors will continue to operate in the same manner and order products at similar levels and the assumption that public payors and hospitals will continue to pay monies owed consistent with historical timelines.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these forward-looking statements, prospective purchasers should specifically consider various risk factors, including the risks outlined under the heading “Risk Factors” in this Annual Report. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties related to the fact that:

•	we will have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding;

•	we have a history of significant losses and a significant accumulated deficit;

•	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;

•	worldwide pandemics, such as the recent outbreak of the novel coronavirus known as COVID-19, may adversely impact multiple aspects of our business;

•

we may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management;

•	if we are unable to make our regularly scheduled payments under the CRG Term Loan or are unable to meet minimum annual revenue and liquidity covenants, we could have a covenant violation;

•	we are subject to certain restrictive covenants;

•	we are dependent on four products for substantially all of our current revenues;

•	we are exposed to generic product risk which may result in a decline in sales of AGGRASTAT;

•	we have substantial competition in the life sciences industry and with respect to our products;

•	we are subject to the risks associated with product liability claims, insurance and recalls;

•	we rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability;

•	third parties may be unable to produce products at a price that has been agreed upon, or which is commercially viable;

•	we rely on collaborative partners for the licensing and supply of certain products;

•

we rely on our supply chain and the supply chain of third parties to provide our products, and supply chains may fail due to inadequacies in their systems and processes, in execution and for unforeseen reasons;

•

we rely on third parties for the execution of a significant portion of our clinical, regulatory, pharmacovigilance, medical information and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes, execution failure or unforeseen reasons;

•

we rely on third-party distributors in many markets to sell our products and such third parties may fail to meet their quality, regulatory, licensing, commercialization or general distributor obligations;

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

•

our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means;

•	we rely on proprietary technology, the protection of which can be unpredictable and costly;

•	there may be an unauthorized disclosure of confidential information under our control;

•

clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain and the vernakalant IV program has been on full clinical hold in the United States since November 9, 2010;

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

•

sales of certain products may be unpredictable and we may not be able to meet the demand or supply requirements, violating our distribution agreements, bid and tender agreements and/or governmental requirements to guarantee supply;

•	we are exposed to risks relating to the write-down of intangible assets, which comprises a significant portion of our total assets;

•

our common shares may be delisted from the Nasdaq, which could affect their market price and liquidity. If our common shares were to be delisted, investors may have difficulty in disposing of their shares;

•	we may face exposure to adverse movements in foreign currency exchange rates;

•

if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with the United States securities laws;

•	we are subject to risks inherent in foreign operations;

•	there is an increased focus on privacy and data protection issues in countries around the world, including regions and countries where we operate (e.g., Europe and Switzerland);

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

•	any of our product candidates that receive regulatory approval could be subject to extensive post-authorization obligations that can affect sales, marketing and profitability;

•	obtaining regulatory approval in the European Union does not ensure we will obtain regulatory approval in other countries;

•	our business depends heavily on the use of information technologies;

•	the United Kingdom’s exit from the European Union may result in regulatory, supply chain and operational costs and challenges that could have a material adverse impact on our business;

•	the conditions precedent to the Proposed Arrangement may not be satisfied;

•	we may face continuing risks if the Proposed Arrangement is not completed;

•	management time and attention may be diverted from the existing business of Correvio;

•	completion of the Proposed Arrangement is subject to the condition that a material adverse effect has not occurred; and

•	failure to complete the Proposed Arrangement could negatively impact our future business, operations and the price of common shares.

Other factors are described in detail in this Annual Report and our filings with the United States Securities and Exchange Commission (the “SEC”) (available through the SEC’s Electronic Document Gathering and Retrieval System at http://www.sec.gov) and the Canadian securities regulatory authorities (available on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) at http://www.sedar.com).

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

A.    Selected Financial Data

The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The selected consolidated financial information as at and for the years ended December 31, 2019, December 31, 2018, December 31, 2017, December 31, 2016 and December 31, 2015 has been derived from our audited financial statements and accompanying notes.

The selected consolidated financial information set forth below should be read in conjunction with the consolidated financial statements and notes thereto included in Part III, Item 18 “Financial Statements” and discussions in Part I, Item 5 “Operating and Financial Review and Prospects” included in this Annual Report. The selected consolidated financial information set out below may not be indicative of our future performance.

Summary Financial Information

Under U.S. GAAP

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018	2017	2016	2015
Statement of Operations Data
Revenue	$32,634	$28,674	$24,008	$25,256	$20,910
Operating loss	(27,453)	(26,341)	(22,979)	(14,551)	(22,081)
Net loss	(35,184)	(16,579)	(29,811)	(19,619)	(24,462)

Basic loss per common share	(0.79)	(0.47)	(0.90)	(0.78)	(1.34)
Diluted loss per common share	(0.79)	(0.47)	(0.90)	(0.79)	(1.34)

Balance Sheet Data
Total assets	$58,893	$59,637	$66,812	$67,057	$48,228
Net assets	(834)	6,910	16,190	34,024	19,936
Long-term debt	44,926	41,517	40,000	19,391	9,598
Deferred consideration	—	—	—	2,815	5,097
Common stock	385,057	359,295	353,483	344,928	312,019
Authorized – unlimited number without par value issued and outstanding	55,382,228	36,233,162	34,637,312	31,884,420	20,147,337
Dividends	—	—	—	—	—

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following risks in addition to the other information included in this Annual Report and our historical consolidated financial statements and related notes, before you decide to purchase our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline and you could lose part or all of your investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations.

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

We will require significant additional capital resources to expand the commercialization and sales of our products and to further develop vernakalant (IV) in the United States (and elsewhere). Advancing our product candidates, market expansion of our currently marketed products or acquisition and development of any new products or product candidates will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience more generic competition for AGGRASTAT from other life sciences companies or in more markets than anticipated;

•	we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals or commercializing our products in the various markets where we hope to sell our products;

•	we experience unexpected or increased manufacturing or other supply chain costs;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;

•	we are required to perform additional pre-clinical studies and/or clinical trials;

•	we consummate suitable business development opportunities;

•	we elect to develop, acquire or license new technologies, products or businesses;

•	we are required to conduct pharmacoeconomic studies for reimbursement and/or post-authorization studies for assessment of real-world use and safety; or

•	we do not obtain as favorable pricing as expected from the national market access agencies.

We have a history of incurring operating losses and negative cash flows from operations. Based on current projections, we may not have sufficient capital to fund our current planned operations during the next twelve-month period. We are dependent on our ability to raise additional debt or equity financing or monetize intellectual property rights through strategic partnerships or sublicensing arrangements and to meet annual revenue and liquidity covenants under our CRG Term Loan in order to meet our current planned operations during the next twelve-month period. There can be no assurance that we will be able to raise such additional financing. These factors raise substantial doubt about our ability to continue as a going concern within one year from the financial statements’ issuance date.

We have a history of significant losses and a significant accumulated deficit.

Although we have been involved in the life sciences industry since 1992, we had, prior to the launch of BRINAVESS and the acquisition of AGGRASTAT, XYDALBA, TREVYENT, and ZEVTERA®/MABELIO® (“ZEVTERA/MABELIO”) only been engaged in research and development. Before Merck, Sharpe & Dohme (“Merck”) obtained marketing approval for BRINAVESS in the European Union, Iceland and Norway in September 2010, and launched BRINAVESS in a number of European countries in 2010, none of our product candidates had been approved for marketing or commercialized. Accordingly, we have only recently begun to generate revenue from product sales and have incurred significant operating losses. There can be no assurance that we will generate sufficient revenues in the future or achieve profitable operations.

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

We had negative operating cash flow for the financial years ended December 31, 2019 and December 31, 2018. We anticipate that we will continue to have negative cash flow unless our product sales are able to generate a positive cash flow. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities or through the monetization of intellectual property rights through strategic partnerships or sublicensing arrangements. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to us.

Worldwide pandemics, such as the recent outbreak of the novel coronavirus COVID-19, may adversely impact multiple aspects of our business.

Pandemics such as COVID-19 can have a significant impact on our business and our current plans, such as delaying or preventing the completion of the Proposed Arrangement. Such pandemics have the potential to disrupt our global supply chain, including our ability to manufacture, supply and/or distribute our products. We may no longer have the ability to source active pharmaceutical ingredients or excipients necessary to manufacture products. In addition, our third-party manufacturers, fillers, and/or labelers may no longer be able to perform their services. Similarly, our logistics providers may no longer be able to effectively service our customers. We may also see a slowdown, temporary suspension, or complete stoppage of operations in certain geographic locations impacted by an outbreak. Such an event may require us to entirely cease operations in a given location for a period of time.

Pandemics may prevent or delay the distribution of products and/or activities that are required for the proper distribution to our customers (e.g., quality and or regulatory reviews), and hence result in us incurring penalties and/or sanctions from regulatory authorities, contracting parties, or in the cancellation of contracts. Any prolonged restrictive measures put in place by governments, non-governmental organizations, or local authorities in any of the jurisdictions in which we operate, hold assets, or do business may have a material and adverse effect on our financial and/or operating performance. In addition, a pandemic may result in our distributors, suppliers, and/or partners no longer being able to do business with us based upon a force majeure.

Pandemics can also impact our employees, including their mobility, health and/or safety. For example, our employees typically visit numerous hospitals on a regular basis. To the extent employee mobility is limited, or to the extent such visits represent a safety risk to the employee, we may no longer call on such hospitals during a pandemic. Failure to call on such hospitals may result in a reduction in the sales of our products.

Pandemics can also impact the global financial markets, limiting our ability to get financing, loans and/or debt, or trade credits.

We may also see an increase of sales of certain products due to a pandemic (e.g., antibiotics). If there is a substantial increase in sales we may not be able to meet the demand or supply requirements, violating our distribution agreements, bid and tender agreements and/or governmental requirements to guarantee supply.

We may not realize the anticipated benefits of past or future acquisitions or product licenses and integration of these acquisitions and any products acquired or licensed may disrupt our business and management.

As part of our business strategy, we may also continue to acquire additional companies, products or technologies principally related to, or complementary to, our current operations. At any given time, we may be evaluating new acquisitions of companies, products or technologies or may be exploring new licensing opportunities, and may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting due diligence with respect to such opportunities. Any such acquisitions will be accompanied by certain risks, including, but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

•

we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals or commercializing any acquired products in the various markets where we hope to commercial those products;

•	higher than anticipated acquisition costs and expenses;

•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies, products or technologies;

•	disruption of our ongoing business;

•	inability to retain key customers, distributors, vendors and other business partners of the acquired company, products or technologies;

•	diversion of management’s time and attention; and

•	possible dilution to shareholders.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

If we are unable to make our regularly scheduled payments under the CRG Term Loan or are unable to meet minimum annual revenue or liquidity covenants, we could have a covenant violation.

Under the CRG Term Loan, we are required to make regular quarterly payments and meet minimum annual revenue and liquidity covenants. To the extent that we are unable to generate sufficient cash flow to make our regularly scheduled payments or meet our minimum annual revenue covenants, this could result in a breach of the facility, which would require us to repay the entire amount of the CRG Term Loan outstanding. This could have a material adverse effect on our business, financial condition and results of operations.

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

We are dependent on four products for substantially all of our current revenues.

Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our products decline in the future, or our cost to manufacture, distribute or market our products increase in the future, our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our common shares to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, supply chain interruptions, unexpected side effects, regulatory proceedings, material product liability and/or intellectual property litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our common shares could be significant.

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

The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. GP IIb/IIIa inhibitors that AGGRASTAT competes with include ReoPro from Eli Lilly and Company and Johnson & Johnson/Centocor, Inc., Angiomax from The Medicines Company, and Integrilin from Merck. Antiarrhythmics that BRINAVESS competes with include generic competitors such as flecainide, propafenone, ibutilide and amiodarone. Competitors of XYDALBA include Cubicin from Merck, Tygacil from Pfizer, and generic competitors such as linezolid, vancomycin and teicoplanin. Competitors of ZEVTERA/MABELIO include Zinforo from Pfizer, Cubicin from Merck, and generic competitors such as linezolid, ceftazidime and piperacillin tazobactam.

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

Our pharmaceutical products have undergone extensive clinical testing and have been approved by the applicable regulatory authorities prior to sale in the European Union and other countries or regions. Certain aspects of our clinical trials, including the design of the trials, the manufacture and storage of clinical trial material, the enrollment, dosing and follow-up of patients, the recording of trial data and the analysis of results, have been, and may in the future be, sponsored and conducted by third-party academic investigators who have not been under our supervision or control. We therefore may not have independently verified or audited the data or clinical trial sites and may not do so in the future. Despite all reasonable efforts to ensure safety, it is possible that we, our suppliers or our distribution partners may sell products which are defectively manufactured or labeled, contain defective ingredient components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, harmful side effects, physician experience in prescribing our products, failure to adhere to approved labelling, failure to adhere to good clinical practices, good pharmacovigilance practices and good manufacturing practices, or the non-compliance with clinical protocols by us or our academic investigators, the presence of other harmful conditions in a clinical trial, inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and it may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims as a result of the administration of the drug candidates to subjects in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down – notably in the United States and other common law jurisdictions – against pharmaceutical companies based on claims for injuries allegedly caused by the use of their products. The expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum pay-outs) and obtaining indemnification from partners (subject to the terms of each specific agreement). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available or that our reputation is negatively affected as a result.

Our operations could be adversely affected by events outside of our control, such as disease outbreaks, health epidemics or pandemics.

We may be impacted by business interruptions resulting from disease outbreaks, health epidemics or pandemics, such as the recent outbreak of the novel coronavirus known as COVID-19. An outbreak, or fear of an outbreak, of any of the foregoing could adversely impact us by: delaying or preventing the completion of the Proposed Arrangement; causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions; disrupting global financial markets and our ability to obtain financing; causing a decline in global share prices; delaying the completion of services which may require us to incur penalties or sanctions under contracts, incur additional non-compensable costs or result in the cancellation of contracts; causing risks to employee safety; disrupting the mobility of people; causing labor shortages; and causing travel and shipping disruption and shutdowns. It is unknown whether and how we may be affected if such epidemic persists for an extended period of time. Any of the foregoing could have a material adverse impact on our business, operating results and financial condition.

We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability.

All of our products are manufactured by third parties. The production of our products also requires raw materials obtained from third parties, and the sources and quantities of such raw materials are limited. Aside from contractual rights and remedies pertaining to our agreements, there can be no assurance that our manufacturers or raw material providers will supply sufficient quantities of our products, the products supplied will meet our quality standards, or that the products supplied will be on commercially acceptable terms. Any delays or deficiencies in the supply of products will affect the marketing and sales of our products and might expose us to financial costs, penalties, lawsuits, product recalls or reputational harm. If we were to seek alternative sources of supply, we may not be able to find alternative supply arrangements with commercially reasonable terms or at all. Also, we have committed under certain licensing and collaboration arrangements to supply third-party distributors with product. If we are unable to fulfill such obligations, we may be in breach of the respective arrangements and may face financial penalties, lawsuits or other claims, weakened negotiating position in future third-party agreement negotiations or reputational harm.

In addition, our third-party drug, device and chemical manufacturers are subject to various regulatory inspections, including those conducted by the FDA, to ensure strict compliance with good manufacturing practices and other government mandated quality standards regulations. While we are obligated to audit the performance of our third-party contractors, we do not have complete control over their compliance. We could be adversely impacted if our third-party manufacturers do not comply with these standards and regulations. For non-compliance, the regulatory authority may commence enforcement actions, including public warning letters, costly inspections, fines, injunctions, civil penalties, failure of the government to grant review of submissions or market approval of drugs, or cause delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions. Any of this will have a material adverse impact on our business, financial condition, and results of operations.

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

We rely on collaborative partners for the licensing and supply of certain products.

Our activities require us to enter into various arrangements with corporate collaborators for the licensing and supply of our products. We intend to attract corporate partners and enter into additional collaborations. There can be no assurance, however, that we will be able to establish such additional collaborations on favorable terms, if at all, or that our current or future collaborations will be successful.

The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on our operations and financial condition: disagreement with collaborative partners on how to conduct business efficiently; inability of collaborative partners to meet their contractual obligations; or disputes arising between collaborative partners. Should any current or future collaborative partner fail to develop, manufacture, supply or commercialize successfully any product to which it has rights, or any partner’s product to which we have rights, or to timely meet its obligations, our business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

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

In addition, our supply and the supply chain of third parties who provide our products (and ingredients or components thereof) are global in nature, and hence subject to unforeseen problems, including for example, local regulatory risks, currency fluctuations, public health emergencies, natural disasters, and economic, social and/or political instability within a particular country or region. If any such supply chain issues occur, we may not be able to fulfill existing or new product orders, which could subject us to contractual claims or adversely affect our business, financial condition or results of operations.

We rely on third parties for the execution of a significant portion of our clinical, regulatory, pharmacovigilance medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes, execution failure or unforeseen reasons.

We rely on third parties to perform critical services, including preclinical testing, clinical trial management, analysis and reporting, regulatory, pharmacovigilance, medical information and logistical services.

These third parties may not be available on acceptable terms when needed or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. This non-compliance may be due to a number of factors, including inadequacies in third-party systems and processes, execution failure public health emergencies, natural disasters, or economic, social and/or political instability. We may also experience unexpected cost increases that are beyond our control. As a result, we may need to enter into new arrangements with alternative third parties that may be costly. The time that it takes us to find alternative third parties may cause a delay, extension or termination of our preclinical studies, clinical trials or the commercialization of our product candidates and we may incur significant costs to replicate data that may be lost. These third parties may also have relationships with other commercial entities, some of which may compete with us. In addition, if such third parties fail to perform their obligations in compliance with regulatory requirements and our protocols, our preclinical studies or clinical trials may not meet regulatory requirements or may need to be repeated and our regulatory filings, such as our marketing authorizations or new drug submissions, may not be completed correctly or within the applicable deadlines. As a result of our dependence on third parties, we may face delays or failures outside of our direct control in our efforts to develop and commercialize product candidates.

We rely on third-party distributors in many markets to market and sell our products and such third parties may fail to meet their obligations.

We rely on third-party distributors to market and sell our products in many markets. These distributors may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner. These distributors may not meet the minimum contractual sales requirement or the minimum sales target mutually agreed upon by both parties. The inability to meet minimum sales requirement or sales target may be due to a number of factors, including inadequate resources devoted to sell our products or failure in the distributor’s sales efforts. The distributors may be responsible for negotiating reimbursements from third-party payers for the cost of our products. If our distributors cannot achieve acceptable profit margins on our products, they may reduce or discontinue the sale of our products. As a result of our dependence on third-party distributors, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

Government legislation could adversely impact our ability to obtain product reimbursement and economically price our products and may be difficult to interpret or comply with, resulting in additional costs to conduct our business in certain countries.

In many of the markets we sell to, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the effectiveness of, and prices charged for, medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. The prices of our products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In addition, as drug costs have increased, there have been more cost containment measures taken by government and third-party private payors, including limitations on both the number of products they list for reimbursements, the conditions under which they will reimburse, and the reimbursement drug prices. For example, we are seeking, but have not yet received reimbursement for BRINAVESS in several major European markets. There can be no assurance that we will be reimbursed or receive commercially viable pricing. Also, the current conditions and rules relating to the listing submissions to public and private formulary listings may change or become more onerous in the future. If we fail to achieve the listing of our products, it will affect the physicians’ decisions regarding the use of our products.

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

In addition, many countries have been severely impacted by the widespread economic recession that began in 2008, the effect of which continued until recently, and will be impacted by the widespread economic impact of the COVID-19 pandemic. Conditions such as a tighter credit environment, declining business and consumer confidence, as well as increased unemployment have contributed to the economic volatility in these regions. As a result of the continued turbulence in Europe and around the world, account collection from hospitals in certain regions takes longer now than in the past and may be further delayed. Any delay in collection or an inability to collect could have a material adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means.

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

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products. For example, in the United States, there have been several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In addition, in July 2019, President Trump announced plans to issue an executive order to require pharmaceutical companies to offer lower drug prices to the United States government. Further, in May 2018, President Trump and the Secretary of the U.S. Department of Health and Human Services (HHS) released the “American Patients First Blueprint” and have recently begun implementing certain portions. The initiative includes proposals to increase generic drug and biosimilar competition, enable the Medicare program to negotiate drug prices more directly and improve transparency regarding drug prices and ways to lower consumers’ out-of-pocket costs. Many states also have proposed or enacted legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as by requiring biopharmaceutical manufacturers to publicly report proprietary pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. Such initiatives and legislation may cause added pricing pressures on our products and product candidates.

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

Our success depends in part upon our ability to obtain patent protection or patent licenses for our technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any such application for patent protection and patent licenses can be unpredictable.

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

It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. Further, countries in which we sell our products may not protect our intellectual property to the same extent as the laws of Europe or the United States and may lack rules and procedures required for defending our patents. Third parties may attempt to circumvent our patents by means of alternative designs and processes. Third parties may also independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications. There is a risk that any patents issued relating to our products or any patents licensed to us may be successfully challenged or that the practice of our products might infringe the patents of third parties. If the practice of our products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. In addition, disputes may arise as to the rights to know-how and inventions among our employees and consultants who use intellectual property owned by others for the work performed for our company. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty bearing, which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases causing the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third-party, we could incur substantial legal expenses with no assurance of success.

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

Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third-party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. We may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent or selling office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

There may be an unauthorized disclosure of confidential information under our control.

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

Clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain and the vernakalant (IV) program has been on full clinical hold in the United States since November 2010.

Before we or our partners can obtain regulatory approval for the commercial sale of any product candidate currently under development, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time-consuming. The ACT 5 trial for vernakalant (IV) was terminated following a single unexpected serious adverse event of cardiogenic shock experienced by a patient in the study and the development program is currently on clinical hold in the United States. If we choose to and are able to restart the development program, there can be no assurance that the trials will be feasible or successful. Clinical trials, including any post-authorization safety studies for our products, may be subject to significant delays and their outcome may be negatively affected due to various causes, including:

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

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	delays in enrolling patients in the trial;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on contract research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

In addition, on May 30, 2018, the federal Right to Try Act was signed into law. The law, among other things, provides a federal framework for patients to access certain investigational new drug products that have completed a Phase 1 clinical trial. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA approval under the FDA expanded access program. While there is no obligation to make product candidates available to eligible patients as a result of the Right to Try Act, new and emerging legislation regarding expanded access to unapproved drugs could negatively impact enrollment in our clinical trials and our business in the future.

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

A number of companies in the life sciences industry, including Correvio, have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Additionally, sizing of a trial is based on previous experience of response rates in the control group to vernakalant. Failure to accurately predict event rates may lead to a clinical trial being inadequately powered resulting in an insignificant and/or unreliable result. Pre-clinical data and the clinical results we have obtained for vernakalant (IV) and other products may not predict results from studies in larger numbers of subjects drawn from more diverse populations or in a commercial setting, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.

In October 2010, we announced that patient enrollment in the ACT 5 study of vernakalant (IV) had been suspended and the vernakalant (IV) clinical development program had been placed on clinical hold by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). We have had several communications with the FDA since then, as further discussed below in “Our Products and Product Candidates – BRINAVESS for Atrial Fibrillation.” The clinical program in the United States remains on full clinical hold.

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

Further, we could be forced to discontinue production of certain products, which would harm our profitability. Correvio maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits and could have a significant adverse effect on our reputation.

Our approved products may not achieve or maintain expected levels of market acceptance.

Even if we are able to obtain regulatory approvals for our product candidates, the success of those products is dependent upon achieving and maintaining market acceptance. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

•	safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

•	scope of approved uses and marketing approval;

•	restrictive labelling or onerous Risk Evaluation and Mitigation Strategy programs;

•	timing of market approvals and market entry;

•	difficulty in, or excessive costs to, manufacture;

•	infringement or alleged infringement of the patents or intellectual property rights of others;

•	availability of alternative products from our competitors;

•	acceptance of the price of our products; and

•	ability to market our products effectively.

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

A significant amount of our total assets relate to our licenses, marketing rights, trade name and patents associated with our product portfolio. As of December 31, 2019, the carrying value of our intangible assets was approximately $22.2 million. In accordance with U.S. generally accepted accounting principles, we are required to review the carrying value of our intangible assets for impairment periodically or when certain triggers occur. In case of events such as generic competition, our inability to manufacture, or our inability to obtain sufficient raw materials, sales of the related product may decline and impairment in the carrying value of the intangible asset may have occurred. Such impairment will result in a write-down of the intangible asset and the write-down is charged to earnings during the period in which the impairment occurs. The write-down of any intangible assets could have a material adverse effect on our business, financial condition, and results of operations.

Our common shares may be delisted from the Nasdaq, which could affect their market price and liquidity. If our common shares were to be delisted, investors may have difficulty in disposing of their shares.

Our common shares are currently listed on the Nasdaq and on the TSX under the symbol “CORV.” We must meet continuing listing requirements to maintain the listing of our common shares on the Nasdaq. For example, for continued listing, the Nasdaq requires, among other things, that listed securities maintain a minimum closing bid price of not less than US$1.00 per share. On January 24, 2020, we received a notice from the Nasdaq indicating that the minimum bid price for our common shares had fallen below US$1.00 for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Marketplace Rule 5550(a)(2) - bid price. We have 180 calendar days or until July 22, 2020, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common shares will need to be at least US$1.00 per share for a minimum of 10 consecutive business days. Due to the impact of the COVID-19 pandemic on the economy, on April 17, 2020, the Nasdaq extended the foregoing time period to regain compliance to October 5, 2020. On April 28, 2020, the closing price of the common shares was US$0.41 on the Nasdaq. On January 27, 2020, we received a notice from the Nasdaq indicating that the market value of our listed securities had fallen below US$35 million for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Marketplace Rule 5550(b)(2). We have 180 calendar days or until July 27, 2020, to regain compliance with the minimum bid price requirement. To regain compliance, the market value of our listed securities must exceed US$35 million for a minimum of 10 consecutive business days. Due to the impact of the COVID-19 pandemic on the economy, on April 17, 2020, the Nasdaq extended the foregoing time period to regain compliance to October 5, 2020. On April 28, 2020, the market value of our listed securities was US$27.14 million on the Nasdaq. In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the common shares, or suspend or delist securities even though the securities meet all enumerated criteria for continued listing on the Nasdaq. We cannot assure you that the Nasdaq will not exercise such discretionary authority. There can be no assurance that our common shares will remain listed on the Nasdaq. If we fail to meet any of the Nasdaq’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

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

Compliance with these additional disclosure and timing requirements under U.S. securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements under the U.S. Securities Act of 1933, as amended, that apply to U.S. companies or to foreign private issuers not eligible to use the multijurisdictional disclosure system, as applicable, which could limit our ability to access the capital markets in the future.

We are subject to risks inherent in foreign operations.

We intend to continue to pursue international market growth opportunities, such that international sales are likely to continue, at least in the near future, to account for a significant portion of our revenue. We have committed, and intend to commit, significant resources to our international sales and marketing activities. We are subject to a number of risks associated with our international business operations and sales and marketing activities that may increase liability, costs, lengthen sales cycles and require significant management attention. These risks include:

•	compliance with the laws of the United States, Europe and other countries that apply to our international operations, including import and export legislation;

•	increased reliance on third parties to establish and maintain foreign operations;

•	the complexities and expenses of administering a business abroad;

•	complications in compliance with, and unexpected changes in, foreign regulatory requirements;

•	instability in economic or political conditions, including inflation, recession and actual or anticipated military conflicts, social upheaval or political uncertainty;

•	foreign currency fluctuations;

•	foreign exchange controls and cash repatriation restrictions;

•	tariffs and other trade barriers;

•	difficulties in collecting accounts receivable;

•	differing tax structures and related potential adverse tax consequences;

•	uncertainties of laws and enforcement relating to the protection of intellectual property or secured technology;

•	litigation in foreign court systems;

•	unauthorized copying or use of our intellectual property;

•	cultural and language differences;

•	difficulty in managing a geographically dispersed workforce in compliance with local laws and customs that vary from country to country; and

•	other factors, depending upon the country involved.

There can be no assurance that the policies and procedures we implement to address or mitigate these risks will be successful, that our personnel will comply with them or that we will not experience these factors in the future or that they will not have a material adverse effect on our business, results of operations and financial condition.

We are required to comply with export controls, trade restrictions, and economic sanctions imposed by governments around the world which have jurisdiction over our operations, and which may prohibit or restrict transactions in certain countries and / or with certain designated persons or entities. For example, our operations in the United States and U.S. persons working for us are subject to U.S. economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which restricts our business dealings with certain countries and parties. Certain of our companies may make sales of pharmaceutical products into a country that is regulated by OFAC (e.g., Iran). While we work to ensure that we are compliant with all international export controls, trade restrictions and economic sanctions (including OFAC), any violation of such laws may result in criminal or civil penalties, and we may be subject to other liabilities, which could materially adversely affect our business, financial condition or results of operations.

There is an increased focus on privacy and data protection issues in countries around the world, including regions and countries where we operate (e.g., Europe and Switzerland).

Correvio is subject to a significant number of privacy and data protection laws and regulations globally, many of which place restrictions on Correvio’s ability to transfer, access and use personal data across its business. As an example, there has been increased attention to privacy and data protection issues in Europe, where the new EU General Data Protection Regulation 2016/679 (“GDPR”) became effective in May 2018. The new regulations require a substantial infrastructure for compliance, and businesses must now report any data breaches within 72 hours if they have an adverse effect on user privacy. Failure to comply with the regulations may subject violators to fines of up to 20 million Euros, or, up to 4% of the annual worldwide turnover of the preceding financial year in the case of an enterprise (whichever is greater). The legislative and regulatory landscape for privacy and data protection continues to evolve, including for example, changes to the Federal Data Protection Act (“DPA”) in Switzerland, where Correvio International Sàrl is headquartered. Correvio has adopted a compliance program associated with the requirements of GDPR and DPA. Nevertheless, given the uncertainty associated with the current legal environment for data protection in Europe, it is possible that, despite best efforts, we or any of our third-party distributors, suppliers, manufacturers or regulatory service providers might run afoul of GDPR, DPA, or other currently developing laws associated with data privacy in Europe or elsewhere. Violations of such laws might subject us to lawsuits, fines, penalties or injunctions that could negatively affect our business, financial condition or results of operations.

Failure to comply with the FCPA, as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the CFPOA), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g., the United Kingdom’s Bribery Act, the CFPOA and the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

The pre-clinical and clinical trials of any products developed by us or our current or future collaborative partners, if any, and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in the European Union by the EMA, and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our current or future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

In connection with our pre-clinical studies and clinical trials for vernakalant (IV) and other product candidates, we are required to adhere to extensive regulations established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We, or our future collaborative partner, if any, must obtain and maintain regulatory authorization to conduct clinical trials. For example, in October 2010, we announced that patient enrollment in the ACT 5 study of vernakalant (IV) had been suspended and the vernakalant (IV) clinical development program had been placed on clinical hold by the FDA following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV), and remains on full clinical hold.

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

In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, such as refusals from regulatory authorities to accept our marketing applications for review. We may have limits imposed on us, or clinical trials or our product candidates. Unfavorable results from our clinical data may require us to limit the indications sought in connection with the product candidate or otherwise limit our ability to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy or views during the period of product marketing, product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may be unable to receive required regulatory approvals for product candidates. Obtaining regulatory approvals for our products does not ensure we will be granted renewals of these approvals. There is no guarantee that we will obtain the necessary renewals for any of our current marketing authorizations. Failure to obtain the necessary renewals for our current products and marketing authorizations could have a material adverse effect on our business.

We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations. We cannot predict whether or not regulatory approvals will be obtained for the products we develop or, in the case of products that have been approved in one or more jurisdictions, that those products will be approved in other jurisdictions as well. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval.

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

Any of our product candidates that receive regulatory approval could be subject to extensive post-authorization obligations that can affect sales, marketing and profitability.

With respect to any drug candidates for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities adverse reactions. Any post-approval commitments required by the regulatory agencies as a condition of approval, such as registration studies, may not be feasible. The occurrence of unanticipated serious adverse reactions or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

In addition, manufacturing of approved drug products must comply with extensive regulations governing current good manufacturing practices. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with good manufacturing practices requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable good manufacturing practices requirements. Failure or delay by any manufacturer of our products to comply with good manufacturing practices regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labelling changes, which requires time and money to obtain and can cause delays in product availability. We are also required to comply with good distribution practices such as maintenance of storage and shipping conditions, as well as security of products, in order to ensure product quality determined by good manufacturing practices is maintained throughout the distribution network. Further, with the implementation of the Falsified Medicines Directive in Europe, in February 2019, all of Correvio supplies will be required to confirm to anti-tampering packaging requirements and serialization requirements. We are reliant on our secondary packagers, labelers, wholesalers and distributors to implement packaging requirements appropriately and within the requisite time period. We are further reliant on the national medicines verification organizations (“NMVOs”) and the European medicines verification organization (“EMV”) and pharmacies, hospitals and end-users having established compliance systems to allow for tracking of supplies, including sales and returns, in relation to the anti-tampering packaging and serialization requirements. As we will be dependent on NMVOs, the EMV and end-users having established the necessary compliance systems to allow tracking of supplies, we will have limited ability to ensure these processes are in compliance with applicable requirements of the Falsified Medicines Directive. In addition, we are subject to regulations governing the import and export of our products.

Sales and marketing of pharmaceutical products are subject to extensive federal and state laws governing on-label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Sales, marketing and pricing activities are also potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. In addition, we are subject to regulations governing the design, testing, control, manufacturing, distribution, labelling, quality assurance, packaging, storage, shipping, import and export of our products and product candidates. Failure to comply with applicable legal and regulatory requirements may result in negative consequences to us, including but not limited to:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	refusals to renew our current marketing authorizations;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States, Europe or others;

•	refusal by Qualified Person in Europe to release product to market;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.

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

Several key areas of our business depend on the use of information technologies, including sales and marketing, production, manufacturing and logistics, as well as clinical and regulatory matters. Despite our best efforts to prevent such behavior, third parties may nonetheless attempt to hack into our systems and obtain data relating to our pre-clinical studies, clinical trials, patients using our products or our proprietary information on our products. If we fail to maintain or protect our information systems and data integrity effectively, we could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. While we have invested in the protection of data and information technology, there can be no assurance that our efforts, or those of our third-party collaborators, if any, or manufacturers, to implement adequate security and quality measures for data processing would be sufficient to protect against data deterioration or loss in the event of a system malfunction, or to prevent data from being stolen or corrupted in the event of a security breach. Any such loss or breach could have a material adverse effect on our business, operating results and financial condition.

The United Kingdom’s exit from the European Union may result in regulatory costs and challenges that could have a material adverse impact on our business.

On June 23, 2016, the United Kingdom held a referendum on its membership in the European Union, in which United Kingdom voters approved an exit from the European Union (“Brexit”). On March 29, 2017, the United Kingdom formally notified the European Council pursuant to Article 50 of the Treaty of Lisbon of its intention to leave the European Union. On January 31, 2020, the United Kingdom ceased to be a member state of the European Union. European Union law applicable to the United Kingdom continues to apply to and in the United Kingdom for the duration of a transition period which is presently scheduled to expire on December 31, 2020 (the “Transition Period”). During the Transition Period, the European Union and the United Kingdom will negotiate the terms of their future relationship. There is no assurance that such negotiations will be successful or certainty that European Union law will continue to apply in and to the United Kingdom following the expiration of the Transition Period. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy, clinical trials, marketing authorizations, commercial sales and distribution is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to our products and the approval of our product candidates in the United Kingdom. We could face new regulatory, supply chain and operational costs and challenges that could have a material adverse effect on our business, financial condition, cash flows and results of operations. Until the expiration of the Transition Period and the future relationship between the European Union and the United Kingdom is established, it is difficult to anticipate Brexit’s potential impact.

There can be no certainty that all conditions precedent to the Proposed Arrangement will be satisfied.

The completion of the Proposed Arrangement is subject to a number of conditions precedent, some of which are outside of our control, including receipt of court orders. There can be no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Proposed Arrangement is not completed, the announcement of the Proposed Arrangement and the dedication of substantial resources to the completion thereof could have a negative effect on our current business relationships. In addition, the market price of our shares may decline if, for any reason, the ADVANZ Arrangement Agreement is terminated, whether or not we are required to pay a termination fee to ADVANZ PHARMA.

We may face continuing risks if the Proposed Arrangement is not completed.

If the Proposed Arrangement is not approved by securityholders or if the Proposed Arrangement is not completed for any other reason, it is expected that management will operate our business in a manner similar to that in which it is being operated today and securityholders will continue to be subject to the same risks to which they are currently subject. In connection with and prior to entering into the ADVANZ Arrangement Agreement, on March 12, 2020, we entered into the fourth amending agreement to the CRG Term Loan. Pursuant to such amendment, CRG has waived, for a period of time only, certain liquidity covenants otherwise applicable to us. Such waiver period will end on the earlier to occur of June 30, 2020 and the termination of the ADVANZ Arrangement Agreement. Therefore, if the Proposed Arrangement is not completed for any reason, or is not completed prior to June 30, 2020 (the “Outside Date”), we will likely be offside of our obligations under the CRG Term Loan. CRG could thereafter take certain enforcement action against us. After the Outside Date, there can be no assurance that we will have sufficient liquidity to satisfy our obligations to CRG or otherwise.

Management time and attention may be diverted from our existing business.

Significant management time and attention will be diverted from our existing business in order to undertake the Proposed Arrangement, which could have an adverse impact on us. For example, if management’s attention is diverted from day-to-day operations, customers and suppliers could seek to adversely modify or terminate their existing relationships with us.

Completion of the Proposed Arrangement is subject to the condition that a material adverse effect has not occurred

The completion of the Proposed Arrangement is subject to the condition that, among other things, there shall not have occurred a Material Adverse Effect (as defined in the ADVANZ Arrangement Agreement) on or prior to the date of the ADVANZ Arrangement Agreement which is continuing as at the effective date of the Proposed Arrangement and since the date of the ADVANZ Arrangement Agreement, there has not occurred a Material Adverse Effect. Although a Material Adverse Effect excludes certain events, including events in some cases that are beyond our control, there can be no assurance that a Material Adverse Effect will not occur prior to the effective time of the Proposed Arrangement. If such a Material Adverse Effect occurs and ADVANZ PHARMA does not waive same, the Proposed Arrangement would not proceed.

Failure to complete the Proposed Arrangement could negatively impact our future business, operations and the price of our common shares.

If the Proposed Arrangement is not completed for any reason, the market price for our common shares may decline if, for any reason, the ADVANZ Arrangement Agreement is terminated, whether or not we are required to pay a termination fee to ADVANZ PHARMA. In addition, our clients and strategic partners, in response to the announcement of the Proposed Arrangement, may delay or defer decisions concerning us. Any delay or deferral in those decisions by clients and/or strategic partners could have a material adverse effect on our business and operations if the Proposed Arrangement is not completed. Similarly, current and prospective employees and registered representatives may experience uncertainty about future roles with us and this may adversely affect our ability to attract or retain key management, sales, marketing and registered personnel in the event the Proposed Arrangement is not completed.

ITEM 4.	INFORMATION ON THE COMPANY

A.    History and Development of the Company

Corporate History

We were incorporated on March 7, 2018, under the laws of the Canada Business Corporations Act (the “CBCA”), in connection with a reorganization of Cardiome Pharma Corp. (“Cardiome”), by way of a plan of arrangement, see “Arrangement Agreement with Cipher” below.

On March 15, 2020, we entered into an arrangement agreement (the “ADVANZ Arrangement Agreement”) with ADVANZ PHARMA Corp. Limited (“ADVANZ PHARMA”) and Mercury Pharma Group Limited (“Mercury”), pursuant to which ADVANZ PHARMA’s wholly-owned subsidiary Mercury has agreed to acquire all of the issued and outstanding common shares of Correvio by way of a court approved plan of arrangement under the CBCA (the “Proposed Arrangement”). The total purchase price of the Proposed Arrangement is approximately $76 million, which includes the repayment of Correvio’s outstanding debt of approximately $48 million. Under the terms of the Proposed Arrangement, ADVANZ PHARMA will be paying $0.42 per common share of Correvio (the “Consideration”), subject to applicable withholdings. ADVANZ PHARMA intends to pay for the acquisition of Correvio with cash on hand.

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

Our common shares trade on the TSX and on the Nasdaq under the symbol “CORV.”

The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. Such reports, proxy and information statements can also be found on our website, www.correvio.com.

Corporate Overview

We are a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products in Europe and other territories outside of the United States, AGGRASTAT and BRINAVESS. In addition, we have licensed the marketing rights to the following products outside of the United States: a development stage drug/device combination product candidate, TREVYENT; an antibiotic, XYDALBA; and a cephalosporin antibiotic, ZEVTERA/MABELIO.

AGGRASTAT (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome (“ACS”). AGGRASTAT is commercially available in markets outside of the United States and is currently registered and approved in more than 60 countries worldwide.

BRINAVESS (vernakalant (IV)) is a novel, atrial-preferential antiarrhythmic agent, which was approved in the European Union in September 2010 and is currently registered and approved in over 40 countries (not including the United States) for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESS is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

Both AGGRASTAT and BRINAVESS are commercially available outside of the United States, through our own direct sales force within Europe as well as through our global distributor and partner network in the Middle East, Latin America, Asia and Africa. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

XYDALBA was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name XYDALBA in certain countries outside the United States and Dalvance® in the United States. We have launched XYDALBA commercially in Germany, the United Kingdom, France, Ireland, Finland, Luxembourg, the Netherlands, Spain and Sweden.

ZEVTERA/MABELIO is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. ZEVTERA/MABELIO is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). ZEVTERA/MABELIO is currently marketed in Germany, Italy, the United Kingdom, France, Austria, Spain and Switzerland.

TREVYENT is a development stage drug/device combination product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump™ technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat pulmonary arterial hypertension (“PAH”). PatchPump™ is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture. SteadyMed was acquired by United Therapeutics on August 30, 2018. United Therapeutics controls the marketing, registration and regulatory approvals of TREVYENT in the United States.

Recent Developments

Proposed Arrangement

Further to our plans to explore strategic options to maximize stakeholder value, at the direction of our Board of Directors (the “Board”), Piper Sandler & Co. commenced their initial outreach to prospective bidders on January 7, 2020 and sent process letters to 80 potential bidders in connection with a sale process targeted at canvassing selected potential buyers about their interest in pursuing an acquisition transaction involving the Company, of which 32 executed non-disclosure agreements in order to pursue further discussions with us. Such parties were given access to the virtual data room established by us.

As part of the Proposed Arrangement, (i) each holder of an in-the-money share purchase option of Correvio that is outstanding immediately prior to the effective time of the Proposed Arrangement will be acquired for cancellation in consideration for a cash payment equal to the product obtained by multiplying the amount by which the Consideration exceeds the exercise price per share of such in-the-money option by the number of shares underlying such option, subject to applicable withholdings; (ii) each holder of a restricted share unit or phantom share unit of Correvio that is outstanding immediately prior to the effective time will be acquired for cancellation for a cash payment equal to the Consideration, subject to applicable withholdings; and (iii) all out-of-the-money share purchase options of Correvio will be cancelled for no consideration.

A meeting of Correvio securityholders will be held on May 15, 2020 for such securityholders to consider and, if deemed advisable, approve the Proposed Arrangement. Closing is subject to obtaining such securityholder approval, obtaining a final order approving the Proposed Arrangement from the Supreme Court of British Columbia, and certain other customary conditions as set out in the ADVANZ Arrangement Agreement. The Supreme Court of British Columbia granted an interim order approving the Proposed Arrangement on April 6, 2020.

Each of Correvio, Mercury and ADVANZ have provided representations and warranties customary for a transaction of this nature and Correvio has provided customary interim period covenants regarding the operation of its business in the ordinary course during such period. In addition, Correvio has agreed to certain non-solicitation covenants and has agreed to pay a termination fee of $3.5 million in the event that it accepts a superior proposal, changes its recommendation that Correvio securityholders vote in favor of the Proposed Arrangement or in certain other circumstances, subject to certain customary exceptions.

In connection with the Proposed Arrangement and subject to closing, Correvio will apply to have its shares delisted from the TSX and the Nasdaq and Correvio will cease to be a reporting issuer under Canadian and U.S. securities law.

The Board unanimously approved the Proposed Arrangement, which remains subject to approval by Correvio securityholders. The Board received an opinion from its financial advisor, Piper Sandler & Co., that subject to the assumptions and limitations contained therein, the Proposed Arrangement is fair, from a financial point of view, to the shareholders.

The foregoing description of the Proposed Arrangement is qualified in all respects by the full text of the ADVANZ Arrangement Agreement.

Amended Term Loan Agreement with CRG Servicing LLC

On May 11, 2017, we amended the terms of our term loan agreement (the “first amendment”) with CRG managed funds (the “CRG Term Loan”). Under the terms of the amended agreement, up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016, when we entered into the original term loan agreement and was used to extinguish existing long-term debt and for general corporate purposes. A second tranche of $10.0 million was drawn on the date of the first amendment. A third tranche of $10.0 million was drawn on August 8, 2017. The fourth tranche was never drawn. The loan matures on March 31, 2022. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020.

Under the first amendment, interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan, including any paid in-kind interest, will be payable to CRG. During the year ended December 31, 2019, we accrued in-kind interest of $1.7 million.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of five (5) years.

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

On March 27, 2018, we entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”) under the CRG Term Loan. In consideration for the second amendment, we issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of five (5) years.

On May 15, 2018, the CRG Term Loan was amended in connection with the Cipher Arrangement; the borrower named in the CRG Term Loan was amended from Cardiome to Correvio.

On March 11, 2019, we announced that CRG provided us with an additional credit facility of $10.0 million, to be drawn at our discretion, in increments of $2.5 million through September 30, 2019, subject to the achievement of certain revenue and market capitalization requirements. The facility bore interest at 13% per annum and carried the same terms and conditions as the CRG Term Loan. No funds were drawn under the additional credit facility.

On December 17, 2019, we further amended the CRG Term Loan, such that certain product rights could be sold. Upon receiving proceeds from the sale of these product rights, on March 9, 2020, we made a repayment of $2.0 million to CRG, of which $1.8 million related to a prepayment of principal, $0.1 million related to the back-end facility fee of 8% applicable to the prepayment, and $0.1 million related to interest expense and prepayment fees.

On March 12, 2020, we entered into an agreement with CRG to amend certain covenants related to the CRG Term Loan, including lowering the annual revenue covenant threshold for 2019 from US$36.0 million to US$32.0 million. As a result of the retrospective amendment to the annual revenue covenant, we were in compliance with all covenants for the year ended December 31, 2019.

We are also required to meet an ongoing minimum liquidity covenant. As part of the amendment in the first quarter of 2020 described above, the minimum liquidity covenant was also waived for a certain period of time Such waiver period will end on the earlier of June 30, 2020 and the termination of the ADVANZ Arrangement Agreement (as defined herein). As of the date of this Annual Report, we are in compliance with the amended minimum liquidity covenant.

Nasdaq Notification Regarding Deficiencies in Minimum Bid Price and Market Value of Listed Securities

On January 24, 2020, the Nasdaq sent us a notification letter stating that we were not in compliance with the minimum bid price per share for our ordinary shares. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of our common shares for the 30 consecutive business days from December 10, 2019, we no longer meet the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until July 22, 2020, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, our common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event that we do not regain compliance by July 22, 2020, we may be eligible for additional time to regain compliance or may face delisting.

On January 27, 2020, Nasdaq sent us a notification letter stating that we were not in compliance with the minimum market value requirements set forth in the Nasdaq Listing Rules. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million, and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on our market value for the 30 consecutive business days from December 10, 2019 to January 24, 2020, we no longer meet the minimum market value requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), we have been provided 180 calendar days, or until July 27, 2020, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, our market value must exceed US$35 million for a minimum of 10 consecutive business days. In the event that we do not regain compliance by July 27, 2020, we may be eligible for additional time to regain compliance or may face delisting.

The notification letters do not impact our listing on the Nasdaq at this time. Due to the impact of the COVID-19 pandemic on the economy, on April 17, 2020, the Nasdaq extended the foregoing time period to regain compliance to October 5, 2020. We intend to monitor the closing bid price between now and October 5, 2020 and intend to cure the deficiencies within the prescribed compliance periods. We expect that our common shares will continue to be listed and trade on the Nasdaq during these compliance periods. Our business operations are not affected by the receipt of the notification letters. We are also listed on the TSX and the notification letters do not affect our compliance status with such listing.

Capital Expenditures and Divestitures

Our business is not capital intensive. Our main focus is actively seeking to acquire the commercial rights to acute care, in-hospital products outside of North America.

As discussed above, we entered into the ADVANZ Arrangement Agreement to sell all our issued and outstanding common shares to Mercury, a wholly-owned subsidiary of ADVANZ PHARMA, see “Proposed Arrangement.” We also previously entered into the Arrangement Agreement (the “Cipher Arrangement Agreement”) to divest our Canadian pharmaceutical business to Cipher Pharmaceuticals Inc. (“Cipher”) in exchange for Cdn.$25.5 million (the “Cipher Arrangement”), see “Arrangement Agreement with Cipher.”

B.    Business Overview

Introduction

We are a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products in Europe and other territories outside of the United States, AGGRASTAT and BRINAVESS. In addition, we have licensed the marketing rights to the following products outside of the United States: a development stage drug/device combination product candidate, TREVYENT; an antibiotic, XYDALBA; and a cephalosporin antibiotic, ZEVTERA/MABELIO.

Our Strategy

Our core strategy is to offer patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Key elements of our strategy include:

•

Successfully commercializing XYDALBA in currently approved countries and seeking approvals in additional countries. We intend to launch XYDALBA in countries where we have received approval to sell. We have launched XYDALBA commercially in Germany, the United Kingdom, France, Ireland, Finland, Luxembourg, the Netherlands, Spain and Sweden.

•

Successfully commercializing ZEVTERA/MABELIO in currently approved countries and seeking approvals in additional countries. We intend to launch ZEVTERA/MABELIO in countries where we have received approval to sell. Initially, we intend to focus our sales efforts on launching ZEVTERA/MABELIO in Germany, Italy, the United Kingdom, France, Austria, Spain and Switzerland through our direct sales force.

•

Continuing to support the marketing of AGGRASTAT. We intend to continue to sell AGGRASTAT in countries where it is presently approved, marketed and reimbursed for as long as these markets are economically viable. Further, we are seeking the approval of governmental authorities to expand the indications for which we may market AGGRASTAT through extension of the indication statement for AGGRASTAT to include “the reduction of major cardiovascular events in patients with acute myocardial infarction (ST-elevated myocardial infarction) intended for primary percutaneous coronary intervention.” AGGRASTAT has already been granted this expanded label in some countries.

•

Attaining Approval to Commercialize TREVYENT in Europe and the Middle East. We licensed TREVYENT from SteadyMed for marketing outside the United States, and are re-evaluating timing of European regulatory filings based on United Therapeutics US NDA plans.

•

Successfully commercializing BRINAVESS in currently approved countries. We intend to continue to sell BRINAVESS in countries where it is presently approved, marketed and reimbursed. We intend to focus our sales efforts on promoting BRINAVESS product sales in Europe via a fully dedicated direct sales force. We also intend to seek reimbursement in countries where the product has regulatory approval but has not launched in order to broaden the commercial opportunities for BRINAVESS.

•

Exploring strategic opportunities to expand our product offering and product pipeline through in-licensing and/or acquisitions or opportunities to advance our products or realize value through dispositions or fundamental transactions. We continuously evaluate in-licensing and acquisition opportunities that complement our product and operational capabilities. As well, from time to time, we may evaluate potential partnerships, strategic collaborations, out-licensing or dispositions to realize value or generate resources to advance certain of our products. At any given time, we may have entered into confidentiality agreements, non-binding letters of intent or may be in the process of conducting or being subject to due diligence with respect to potential strategic opportunities. Priority for in-licensing or acquisitions will be given to later-stage or approved product opportunities that could be sold through our existing European in-hospital acute care sales force. Priority for strategic collaborations or out-licensing or dispositions would be given to parties with experience in, and resources for, the late-stage development and/or marketing of drugs in our therapeutic areas, and priority for dispositions or fundamental transactions would be given to parties with adequate resources and acceptable completion risk.

•

Leveraging external resources. We focus our internal resources on those activities that we believe add or create the most value. We maintain a core team of professionals, consultants and staff with the necessary skill base for our operations, and contract out the specialized work required, such as pharmacovigilance, regulatory matters, medical information systems, commercial manufacturing and distribution to external organizations.

Our Products and Product Candidates

AGGRASTAT for Acute Coronary Syndrome

AGGRASTAT contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated ACS patients. AGGRASTAT is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NSTE-ACS – non-ST-elevation acute myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT is administered intravenously and has been on the market for many years.

We have exclusive global marketing rights to AGGRASTAT outside of the United States. Tirofiban hydrochloride was first approved in the United States in 1998, and to date is authorized in more than 70 countries worldwide, including almost all European Union and European Economic Area (“EEA”) member states.

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

The original indication terminology was no longer in common use and described a population of ACS patients including those with unstable angina and NONSTEMI, but not STEMI. Therefore, in the interest of aligning the current label for tirofiban hydrochloride with the most recent evidence and actual clinical use, Correvio extended the therapeutic indication to include treatment of patients with STEMI intended for primary PCI and to add HDB as the appropriate dosing regimen.

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

In December 2017, we announced the signing of a license and distribution agreement with ZAO Firma Euroservice that will advance AGGRASTAT towards registration and commercialization in Russia.

Applications for the extension of the indication statement for AGGRASTAT are continuing worldwide. In January 2018, we announced a label expansion for AGGRASTAT in China to include patients with STEMI. In addition, a high dose bolus regimen for AGGRASTAT was approved in China.

On March 10, 2020, we announced that we entered into an exclusive agreement with Hong Kong Teson Pharma Limited (“Teson”) for the commercialization of AGGRASTAT. The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau. Under the terms of the agreement, we received a one-time upfront payment of $3.0 million from Teson. We are eligible to receive up to an additional $0.5 million upon Teson’s first receipt of product, which is anticipated to occur in 2020. In exchange, Teson will receive exclusive rights to commercialize AGGRASTAT in the agreed to territories, at its own cost and expense.

BRINAVESS for Atrial Fibrillation

BRINAVESS contains vernakalant hydrochloride, which is an antiarrhythmic medicine that acts preferentially in the atria to prolong atrial refractoriness and to rate-dependently slow impulse conduction and has been approved for the conversion of atrial fibrillation to sinus rhythm.

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

The risk of developing AF increases with age. The lifetime risk of developing AF at age 55 has been estimated at 24% in men and 22% in women. In addition, during the past 20 years, there has been a 60% increase in hospital admissions for atrial fibrillation independent of changes in known risk factors. Third-party research estimates that 5.5 million patients are treated for atrial fibrillation in the seven leading industrialized nations each year.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant with the FDA. In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

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

Following completion of additional nonclinical studies in 2017, we proposed resubmission of the NDA based on six years of accumulated safety data from sales of BRINAVESS in 33 countries, augmented by interim results from over 1,100 patients enrolled in the PASS being conducted in Europe, SPECTRUM (PASS). In August 2017, we received the FDA’s Cardiovascular and Renal Products Division response indicating that they did not agree that the data supported NDA resubmission.

In April 2018, we announced the completion of enrollment of the 2,000-patient PASS. This 2,000-patient observational study has collected information about patients receiving BRINAVESS, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest.

In September 2018, we reported preliminary results of the study. Zero deaths were reported and safety outcomes of interest were observed in 0.8% (95% confidence interval: 0.5% - 1.4%) of cases. Over 70% (95% confidence interval: 68.1% - 72.2%) of AF episodes were successfully converted to sinus rhythm in a median time to conversion of 11 minutes. The full clinical study report has been completed. We plan to publish the data in 2020.

Following a request for a Type A meeting with the FDA, in June 2018, we received a written response from the FDA regarding the regulatory path forward. The FDA informed us that it would be permissible to resubmit the BRINAVESS NDA and agreed that we may schedule a Pre-NDA meeting. In October 2018, we met with the FDA to discuss the content and format of the NDA resubmission.

On October 29, 2018, we announced that, pending approval of BRINAVESS by the FDA, BRINAVESS may qualify for up to a five-year patent extension from the U.S. Patent and Trademark Office.

On June 24, 2019, we announced that we resubmitted an NDA to the FDA. On July 25, 2019, we announced that the FDA accepted for review our resubmitted NDA. The FDA assigned a target action date of December 24, 2019 under the Prescription Drug User-Fee Act (“PDUFA”). In its acceptance letter, the FDA stated that it planned to hold an advisory committee meeting to discuss the application.

On December 10, 2019, the FDA Cardiovascular and Renal Drugs Advisory Committee (“CRDAC”) met to review our resubmitted NDA and jointly voted that the benefit-risk profile was not adequate to support approval (Vote: 2 Yes to 11 No). While the FDA is not required to follow the CRDAC’s vote, the FDA considers the committee’s recommendations when making its decision. As a result of the vote, on December 11, 2019, we announced plans to explore strategic options to maximize stakeholder value. Potential strategic alternatives that were evaluated included an acquisition, merger, business combination or other strategic transaction involving the Company or our assets.

On December 24, 2019, we announced that we received a Complete Response Letter (“CRL”) from the FDA regarding our resubmitted NDA. The CRL stated that the FDA determined it cannot approve the BRINAVESS NDA in its present form and provided recommendations needed for resubmission. In the CRL, the FDA stated that while the submitted data provides substantial evidence of BRINAVESS’ effectiveness, the data do not provide reassuring evidence of BRINAVESS’ safety. The FDA indicated that we will need to develop an approach to select patients who are at low risk of adverse cardiovascular reactions and that data from an additional, potentially uncontrolled, clinical study will be needed to assess BRINAVESS’ cardiovascular risk in the selected patient population and to support an NDA resubmission. The FDA also stated that the risk of serious cardiovascular adverse reactions will need to be much less than 1% in the selected patient population. We requested a meeting with the FDA on March 18, 2020 in order for us to further our understanding of the recommendations outlined in the CRL and to reach agreement with the FDA on a suitable clinical trial for BRINAVESS. On April 15, 2020, we received preliminary comments from the FDA regarding our submission of such request for a meeting on March 18, 2020. Although the FDA offered us the opportunity to meet about such matters should we need further feedback, based on our review of the comments from the FDA, we determined that we had sufficient information in the written responses and therefore did not need to pursue such a meeting. We are in the process of considering next steps.

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

In September 2012, Merck gave notice to us of its termination of the Collaboration Agreements. In April 2013 we assumed responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for BRINAVESS in the European Union and of the responsibility to complete the post-marketing study for BRINAVESS. Since this date, we have been supplying BRINAVESS under our own trade dress.

In September 2013, we entered into an agreement with Merck for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities were transferred to us upon agencies’ approvals of marketing authorization transfers. However, as a result of routine regulatory requirements, the transfers were delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize BRINAVESS in China, Taiwan, and Macau and to re-launch BRINAVESS in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESS in the countries covered by the agreement. In May 2018, Eddingpharm enrolled its first patient in a Phase 3 clinical study evaluating BRINAVESS. Approximately 240 patients were expected to be enrolled at an estimated 30 clinical trial sites in China. Eddingpharm has placed this trial on hold pending discussion of path forward with the China Food and Drug Administration’s Center for Drug Evaluation. In August 2018, BRINAVESS was selected by the China Food and Drug Administration’s Center for Drug Evaluation as one of 48 therapies assessed as “clinically urgently needed new drugs” and consequently, potentially eligible for priority review.

In January and March 2016, we filed MAAs with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority and the United Arab Emirates’ (“UAE”) Ministry of Health, respectively, seeking approval of BRINAVESS. In 2018, the MAA was approved in the UAE.

In November 2017, we announced the launch of BRINAVESS in South Africa.

In February 2018, our partner, ATCO Laboratories Ltd., filed an MAA in Pakistan seeking approval of BRINAVESS.

In August 2018, we announced results from a clinical survey assessing patients with acute AF in Belgian hospitals demonstrating reduced hospitalization in patients treated with BRINAVESS. As a result of these data, BRINAVESS received reimbursement approval from the National Institute for Health and Disability Insurance in Belgium.

XYDALBA

In May 2016, we announced the execution of an exclusive license agreement with Allergan, for the rights to commercialize dalbavancin (branded DALVANCE in the United States, where it is marketed by Allergan, and XYDALBA in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxembourg, Ireland, Switzerland, Canada and certain countries in the Middle East. XYDALBA fits Correvio’s commercial footprint as a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe and Canada. In December 2016, we initiated the launch of XYDALBA in the United Kingdom and Germany and in February 2017, we initiated the launch of XYDALBA in France. In June 2017, we announced that we entered into a license and distribution agreement with Tzamal Medical Ltd. to advance the commercialization of XYDALBA in Israel. In October 2017, we initiated the launch of XYDALBA in Sweden, Finland and the Republic of Ireland. As consideration for the rights and licenses granted, we made non-refundable payments to Allergan of US$13.0 million, along with incurring other transaction costs during the year ended December 31, 2016.

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

ZEVTERA/MABELIO

In September 2017, we entered into a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize ZEVTERA/MABELIO (ceftobiprole medocaril sodium) in 34 European countries and Israel. ZEVTERA/MABELIO is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of gram-positive and gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. ZEVTERA/MABELIO is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). As consideration for the rights and licenses granted, we made an upfront payment of CHF 5.0 million (US$5.2 million) to Basilea. Additional payments may be due to Basilea upon the achievement of various milestones. Royalty payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales.

TREVYENT

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product TREVYENT (treprostinil) in Europe and the Middle East.

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

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as REMODULIN® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics.

TREVYENT is a development stage drug/device combination product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

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

On July 3, 2017, SteadyMed submitted an NDA to the FDA for TREVYENT. On August 31, 2017, SteadyMed announced that they received a Refusal to File (“RTF”) letter from the FDA relating to the NDA. In December 2017, SteadyMed announced that they had reached agreement with the FDA on the work necessary to resubmit its NDA. SteadyMed was acquired by United Therapeutics on August 30, 2018. United Therapeutics resubmitted the NDA to the FDA in June 2019. The FDA accepted the NDA for review with a PDUFA target action date of late April 2020. On February 26, 2020, United Therapeutics announced their full year 2019 financial statements. These statements included updates on interactions with the FDA and stated that United Therapeutics had received a mid-cycle information request from the FDA noting several deficiencies in the TREVYENT NDA. United Therapeutics confirmed that they had provided written responses to the FDA addressing these deficiencies in hopes of preserving the current PDUFA date, however, based on their discussions with the FDA, the company believed the PDUFA date could be extended beyond April 2020, and/or the FDA might issue a Complete Response Letter (CRL). In April 2020, the FDA issued a CRL indicating that some of TREVYENT’s deficiencies previously raised had not yet been addressed to the FDA’s satisfaction, United Therapeutics is evaluating the letter and has indicated that it will provide updates on its plans to resubmit its NDA at a later date. United Therapeutics has stated that it has one year from the date it received the CRL to resubmit its NDA to the FDA, which is then expected to trigger a six-month review period by the FDA. Correvio will re-evaluate the timing of European regulatory filings based on United Therapeutics US NDA plans.

Production Methods and Components

All of our products are manufactured by third parties and require the use of raw materials obtained by third parties. The sources and quantities of such raw materials may be limited. See “Risk Factors – We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability.”

Specialized Skill and Knowledge

We focus our internal resources on those activities that we believe add or create the most value. We maintain a core team of professionals, consultants and staff with the necessary skill base for our operations, and contract out some of the specialized work required, such as pharmacovigilance, regulatory, medical information services, commercial manufacturing, and distribution to external organizations. See “Risk Factors – We are dependent upon our key personnel to achieve our business objectives.”

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

Reliance upon our Partners

We are dependent upon the patents, licenses and contracts (including contracts with customers, manufacturers and suppliers) of our partners. See, for example, the following “Risk Factors” set forth under Item 3.D above – “We rely on third parties for the supply and manufacture of our products, which can be unpredictable in terms of quality, cost and availability;” “We rely on our supply chain and the supply chain of third parties to provide our products, and such supply chains may fail due to inadequacies in their systems and processes, in execution, and for unforeseen reasons;” “We rely on third parties for the execution of a significant portion of our clinical, regulatory, pharmacovigilance, medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes, execution failure or unforeseen reasons;” and “We rely on proprietary technology, the protection of which can be unpredictable and costly.”

Foreign Operations

We have operations in various countries in Europe, the United States and Canada. Our direct sales force responsible for the sale and promotion of all our products are primarily based in Europe. See “Risk Factors – We are subject to risks inherent in foreign operations.”

We maintain a direct sales force in Europe which is primarily concentrated in the United Kingdom, Germany, France, Italy and Spain, although we maintain a presence in over eight other European countries. In Europe, the sales force markets up to each of our four products (AGGRASTAT, BRINAVESS, XYDALBA, and ZEVTERA/MABELIO), depending on the product rights for each country. We use a network of distributors to cover some of the smaller European territories, in particular Eastern Europe. Outside of Europe, we currently sell AGGRASTAT and BRINAVESS via a network of distributors, with the largest markets being in South America, Africa and the Middle East. We recognized segmentation for the years ended December 31, 2019, 2018 and 2017 based on geography as follows:

Year ended December 31, 2019	Europe	Rest of World	Total
Revenue	$22,425	$10,209	$32,634
Cost of goods sold	7,170	2,657	9,827

Gross margin	15,255	7,552	22,807

Year ended December 31, 2018	Europe	Rest of World	Total
Revenue	$16,165	$12,509	$28,674
Cost of goods sold	5,466	2,828	8,294

Gross margin	10,699	9,681	20,380

Year ended December 31, 2017	Europe	Rest of World	Total
Revenue	$10,953	$13,055	$24,008
Cost of goods sold	2,974	3,802	6,776

Gross margin	7,979	9,253	17,232

U.S. Export Controls and Economic Sanctions

We are a global, innovation-driven pharmaceutical business with worldwide operations (directly and through distributors). We have operations in the United States, and in 2012 we voluntarily reported to OFAC that we had made inadvertent sales of AGGRASTAT, which treats chest pain and certain heart conditions, into Iran by a third-party Lebanese distributor, as well as reimbursement costs which were paid to another third-party Iranian distributor. Along with the voluntary report, we applied for a specific license (which was granted) to sell AGGRASTAT through specified intermediaries and distributors into certain hospitals in Iran. Although this issue has now been resolved, we (or any of our subsidiaries or distributors) must continue to ensure that any future sales into Iran (or other countries which are subject to economic sanctions) are permitted by OFAC under either a general or specific license.

Seasonality

Within our portfolio, we sell two acute care antibiotic products, XYDALBA and ZEVTERA/MABELIO. As infections rates are typically higher in colder weather, our direct hospital antibiotic sales are traditionally lower in the summer months, primarily the third quarter of our calendar fiscal year, and higher in the winter months, primarily late fourth quarter / early first quarter of our calendar fiscal year.

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

We are aware of a number of companies engaged in the development of drugs within our areas of focus. Due to the size of the cardiovascular market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with our products. In addition, AGGRASTAT is a mature product which is facing generic competition. See “Risk Factors – We are exposed to generic product risk which may result in a decline in sales of AGGRASTAT” and “Risk Factors – We have substantial competition in the life sciences industry and with respects to our products.”

Regulatory Environment

The research, development, manufacture, distribution, sale, and marketing of pharmaceutical products are subject to extensive regulation. A comprehensive regulatory scheme requires licensing of manufacturing facilities, carefully controlled research and testing products, governmental review and approval of results prior to marketing of therapeutic products and adherence to Good X Practices (“GXP”); quality guidelines and regulations. GXP includes Good Manufacturing Practices (“GMP”), Good Laboratory Practices, Good Clinical Practices, Good Pharmacovigilance Practices, Good Distribution Practices and Good Promotion Practices amongst others and cover research through to regulatory approval and commercialization. In the United States and Europe, these activities are subject to rigorous regulation by the FDA and the EMA respectively. In addition, the research, manufacturing, distribution, sale, and promotion of pharmaceutical products are also potentially subject to regulation by various regional, national, and local authorities where the products are being developed manufactured and commercialized.

Our success is ultimately dependent on obtaining and maintaining marketing approvals for Correvio’s and our collaborative partners’ drugs, and our ability to comply with the regulations in the regions and countries where we conduct clinical trials and market products. Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow us to make cost effective developmental decisions in a timely fashion. See “Risk Factors – We rely on third parties for the execution of a significant portion of our clinical, regulatory, pharmacovigilance, medical information, and logistical responsibilities and such third parties may fail to meet their obligations as a result of inadequacies in their systems and processes, execution failure or unforeseen reasons.”

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

Under the PDUFA, as amended, applicants may be required to pay a substantial fee to the FDA for an NDA and any supplements requiring clinical data thereto, as well as annual fees for commercial manufacturing establishments and for approved products.

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

Following submission of the application to the EMA under the centralized procedure, the application is validated from both a technical and business perspective to ensure the technical components and content of the submission are complete and accurate. The EMA is responsible for ensuring that the opinion of the CHMP is given within 210 days, less any clock-stops for the applicant to provide answers to questions from the CHMP. The CHMP scientific opinion will contain the conclusions on the quality, the safety and the efficacy of the medicinal product and will take into account appropriate benefit and risk scenarios on the populations and conditions of use as documented with clinical data by the applicant. The opinion is sent to the European Commission, who, if satisfied with the conclusion, is responsible for drafting a decision to recommend approval of the medicinal product. The European Commission will adopt the decision and grant a marketing authorization after consultation with the member states through the relevant standing committees. Such a marketing authorization is valid throughout the community and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state. Following the granting of marketing authorization, the product can then be made commercially available in Europe.

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

C.    Organizational Structure

The following table lists the principal subsidiaries of Correvio and their jurisdictions of incorporation or organization as of December 31, 2019. All such entities are 100% owned, directly or indirectly, by Correvio:

Subsidiary Name	Jurisdiction of Incorporation or Organization
Correvio LLC	Delaware, U.S.A.
Correvio International S.a.r.l.	Switzerland

D.    Property, Plants and Equipment

We operate from our head office located in Vancouver, Canada. We do not own any real property.

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Vancouver, Canada	10,967	November 30, 2024	Headquarters
Chadds Ford, United States	4,031	June 30, 2021	Supply Chain
Geneva, Switzerland	5,990	October 31, 2022	Sales and Admin
Puteaux, France	1,076	September 10, 2024	Sales and Admin

The Canadian office space costs $16,176 per month and is paid on a monthly basis. The U.S. office space costs $8,062 per month until June 30, 2020 and will then increase to $8,229.96 per month, and is paid on a monthly basis. The Swiss office space costs $21,580 per month until October 31, 2020 and will then increase to $21,688 per month, and is paid on a monthly basis. The French office space costs $1,311 per month and is paid on a monthly basis. We believe that our current facilities are adequate to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

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

Overview

We are a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products in Europe and other territories outside of the United States, AGGRASTAT and BRINAVESS. In addition, we have licensed the marketing rights to the following products outside of the United States: a development stage drug/device combination product candidate, TREVYENT; an antibiotic, XYDALBA; and a cephalosporin antibiotic, ZEVTERA/MABELIO.

Corporate Update

Proposed Arrangement with ADVANZ PHARMA

For a description of the Proposed Arrangement with ADVANZ PHARMA, see “Recent Developments – Proposed Arrangement” in Item 4.A of this Annual Report.

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

On January 2, 2019, we announced several changes to our senior management team and Board. Mark Corrigan was appointed to the position of Chief Executive Officer, effective March 14, 2019. Our former Chief Executive Officer, William Hunter, remained on our Board. Our Chief Financial Officer, Justin Renz, assumed the responsibilities of President of the Company, effective as of January 1, 2019. In addition, Vanda de Cian joined the Board, effective as of March 12, 2019. She serves as a member of both the governance and nominating committee and the compensation committee of our Board.

Products

SteadyMed’s NDA Submission of TREVYENT

On July 3, 2017, SteadyMed submitted an NDA to the FDA for TREVYENT. On August 31, 2017, SteadyMed announced that they received a Refusal to File (“RTF”) letter from the FDA relating to the NDA. In December 2017, SteadyMed announced that they had reached agreement with the FDA on the work necessary to resubmit its NDA. SteadyMed was acquired by United Therapeutics on August 30, 2018. United Therapeutics resubmitted the NDA to the FDA in June 2019. The FDA accepted the NDA for review with a PDUFA target action date of late April 2020. On February 26, 2020, United Therapeutics announced their full year 2019 financial statements. These statements included updates on interactions with the FDA and stated that United Therapeutics had received a mid-cycle information request from the FDA noting several deficiencies in the TREVYENT NDA. United Therapeutics confirmed that they had provided written responses to the FDA addressing these deficiencies in hopes of preserving the current PDUFA date however, based on their discussions with the FDA, the company believed the PDUFA date could be extended beyond April 2020, and/or the FDA might issue a Complete Response Letter (CRL). In April 2020, the FDA issued a CRL indicating that some of TREVYENT’s deficiencies previously raised had not yet been addressed to the FDA’s satisfaction. United Therapeutics is evaluating the letter and has indicated that it will provide updates on its plans to resubmit its NDA at a later date. United Therapeutics has stated that it has one year from the date it received the CRL to resubmit its NDA to the FDA, which is then expected to trigger a six-month review period by the FDA. Correvio will re-evaluate the timing of European regulatory filings based on United Therapeutics US NDA plans.

U.S. Regulatory Update for BRINAVESS

On August 21, 2017, we received a response from the FDA’s Cardiorenal Division indicating that they did not agree that the data package we proposed would be sufficient to support an NDA resubmission. In April 2018, we announced the completion of enrollment of the 2,000-patient post-authorization safety study (“PASS”). Following a request for a Type A meeting with the FDA, in June 2018, we received a written response from the FDA regarding the regulatory path forward. The FDA informed us that it would be permissible to resubmit the BRINAVESS NDA and agreed that we could schedule a Pre-NDA meeting. In October 2018, we met with the FDA to discuss the content and format of the NDA resubmission. On October 29, 2018, we announced that, pending approval of BRINAVESS by the FDA, BRINAVESS may qualify for up to a five-year patent extension from the U.S. Patent and Trademark Office.

On June 24, 2019, we announced that we resubmitted an NDA to the FDA. On July 25, 2019, we announced that the FDA accepted for review our resubmitted NDA. The FDA assigned a PDUFA target action date of December 24, 2019. In its acceptance letter, the FDA stated that it planned to hold an advisory committee meeting to discuss the application.

On December 10, 2019, the CRDAC met to review our resubmitted NDA and jointly voted that the benefit-risk profile was not adequate to support approval (Vote: 2 Yes to 11 No). While the FDA is not required to follow the CRDAC’s vote, the FDA considers the committee’s recommendations when making its decision. As a result of the vote, on December 11, 2019, we announced plans to explore strategic options to maximize stakeholder value. Potential strategic alternatives that were evaluated included an acquisition, merger, business combination or other strategic transaction involving the Company or our assets.

On December 24, 2019, we announced that we received a CRL from the FDA regarding our resubmitted NDA. The CRL stated that the FDA determined it cannot approve the BRINAVESS NDA in its present form and provided recommendations needed for resubmission. In the CRL, the FDA stated that while the submitted data provides substantial evidence of BRINAVESS’ effectiveness, the data do not provide reassuring evidence of BRINAVESS’ safety. The FDA indicated that we will need to develop an approach to select patients who are at low risk of adverse cardiovascular reactions and that data from an additional, potentially uncontrolled, clinical study will be needed to assess BRINAVESS’ cardiovascular risk in the selected patient population and to support an NDA resubmission. The FDA also stated that the risk of serious cardiovascular adverse reactions will need to be much less than 1% in the selected patient population. We requested a meeting with the FDA on March 18, 2020 in order for us to further our understanding of the recommendations outlined in the CRL and to reach agreement with the FDA on a suitable clinical trial for BRINAVESS. On April 15, 2020, we received preliminary comments from the FDA regarding our submission of such request for a meeting on March 18, 2020. Although the FDA offered us the opportunity to meet about such matters should we need further feedback, based on our review of the comments from the FDA, we determined that we had sufficient information in the written responses and therefore did not need to pursue such a meeting. We are in the process of considering next steps.

License Agreement for ZEVTERA/MABELIO

On September 11, 2017, we entered into a distribution and license agreement with Basilea, for the rights to commercialize ZEVTERA/MABELIO in 34 European countries and Israel. As consideration for the rights and licenses granted, we made an upfront payment of $5.2 million to Basilea. Additional payments may be due to Basilea upon the achievement of various milestones. Royalty payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales.

AGGRASTAT in China

In January 2018, we announced a label expansion for AGGRASTAT in China to include patients with STEMI. In addition, a high dose bolus regimen for AGGRASTAT was approved in China.

On March 10, 2020, we announced that we entered into an exclusive agreement with Teson for the commercialization of AGGRASTAT. The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau. Under the terms of the agreement, we received a one-time upfront payment of $3.0 million from Teson. We are eligible to receive up to an additional $0.5 million upon Teson’s first receipt of product, which is anticipated to occur in 2020. In exchange, Teson will receive exclusive rights to commercialize AGGRASTAT in the agreed to territories, at its own cost and expense.

Arrangement Agreement with Cipher

On March 19, 2018, we entered into the Cipher Arrangement Agreement with Cipher and Cardiome. Pursuant to the Cipher Arrangement, among other steps and procedures, the following transactions occurred:

All of Cardiome’s outstanding common shares were assigned and transferred to us in exchange for our common shares. Following the completion of the share exchange, each of Cardiome’s shareholders held the same pro rata interest in us as they held in Cardiome immediately prior to such share exchange.

All of Cardiome’s assets and liabilities, other than the Canadian business portfolio and Canadian income tax losses acquired by Cipher, were transferred to and assumed by us.

On May 9, 2018, we received shareholder approval in favor of the Cipher Arrangement. The transaction closed on May 15, 2018. The consolidated financial statement information for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018, and the operations of Correvio thereafter. For accounting purposes, the consolidated financial statement information includes the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018, and those of Correvio thereafter.

Financings

Base Shelf Prospectus Filings

On July 5, 2018, we filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the SEC in the United States under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250.0 million of our common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

Amendment to the Term Loan Agreement with CRG Servicing LLC

For a description of the amendment to the CRG Term Loan, see “Recent Developments - Amended Term Loan Agreement with CRG Servicing LLC” in Item 4.A of this Annual Report.

At Market Issuance Sales Agreement with B. Riley FBR, Inc.

On July 10, 2018, we filed a prospectus supplement pertaining to sales under an At the Market Issuance Sales Agreement dated July 10, 2018 (the “BRFBR Sales Agreement”) with B. Riley FBR, Inc. (“BRFBR”) as agent. Under the terms of the BRFBR Sales Agreement, we could offer and sell, from time to time, through at-the-market offerings, our common shares having an aggregate value of up to $30.0 million, subject to a limit of lower of $13.0 million or 4,333,333 common shares that could be offered and sold under such prospectus supplement. During the first quarter of 2019, we sold 2,970,781 common shares under the BRFBR Sales Agreement for gross proceeds of $6.3 million. We completed the sale of all common shares qualified under the prospectus supplement. On March 1, 2019, we sent a letter to BRFBR terminating the BRFBR Sales Agreement, effective March 12, 2019. The net proceeds were used in connection with the NDA filing for BRINAVESS, as well as for business development and general corporate purposes.

At Market Issuance Sales Agreement with Cantor Fitzgerald & Co.

On March 13, 2019, we filed a prospectus supplement pertaining to sales under an at market issuance sales agreement (the “Cantor Sales Agreement”) with Cantor Fitzgerald & Co. Under the terms of the Cantor Sales Agreement, we could offer and sell, from time to time, through at-the-market offerings, our common shares having an aggregate value of up to $50.0 million, subject to a maximum of $12.0 million that could be offered and sold under such prospectus supplement. During the year ended December 31, 2019, we sold 6,932,063 common shares under the Cantor Sales Agreement for gross proceeds of $7.5 million, of which $0.7 million was recorded as accounts receivable at December 31, 2019 and collected subsequent to year-end. Subsequent to the year ended December 31, 2019, we sold 10,777,186 common shares for gross proceeds of $4.5 million. We completed the sale of all common shares qualified under the prospectus supplement. A portion of the net proceeds was used for the NDA filing for BRINAVESS and we intend to use the remaining net proceeds for preparations for future launches, business development opportunities and general corporate purposes.

Underwritten Public Offering

On August 7, 2019, we closed an underwritten public offering (the “Offering”) of 9,200,000 common shares at a price of $1.50 per common share, for aggregate gross proceeds of $13.8 million, before deducting the underwriting commission and estimated Offering expenses payable by us. The number of common shares issued included the exercise in full of the underwriter’s over-allotment option to purchase an additional 1,200,000 common shares on the same terms and conditions.

We used the net proceeds from the Offering (including net proceeds received in connection with the over-allotment option) for preparations for future product launches, the NDA filing for BRINAVESS, and potential business development opportunities. During the year ended December 31, 2019, we incurred approximately $4.5 million of costs related to the NDA filing for BRINAVESS, and approximately $0.5 million of costs related to potential business development opportunities. We used the remaining net proceeds for working capital and general corporate purposes, including funds needed to meet our minimum liquidity requirements under the CRG Term Loan.

Securities Class Action Complaint

On December 12, 2019, a putative securities class action complaint was filed against us and certain of our current and past officers in the United States District Court for the Southern District of New York. The Court appointed co-lead plaintiffs on February 25, 2020. The complaint purports to be on behalf of investors who purchased or otherwise acquired Correvio securities during the period from October 23, 2018 to December 5, 2019, inclusive, and were damaged thereby.

The complaint alleges, among other things, that we made materially false and misleading statements and omissions regarding our business, operational and compliance policies. Specifically, the complaint alleges that we made false and/or misleading statements and/or failed to disclose that data supporting the resubmitted NDA for BRINAVESS did not minimize the significant health and safety issues observed in connection with the drug’s original NDA and that the foregoing substantially diminished the likelihood that the FDA would approve the resubmitted NDA, which purportedly artificially inflated the market value of our securities. An amended complaint is due on May 1, 2020.

The plaintiffs have not specified an amount of alleged damages in the action. Because this action is in the early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. We believe that the claims asserted in the complaint are without merit and intend to defend the lawsuit vigorously.

Nasdaq Notification Regarding Deficiencies in Minimum Bid Price and Market Value of Listed Securities

For a description of the Nasdaq’s notification regarding certain deficiencies, see “Recent Developments — Nasdaq Notification Regarding Deficiencies in Minimum Bid Price and Market Value of Listed Securities” in Item 4.A of this Annual Report.

Critical Accounting Policies and Significant Estimates

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and allowance for doubtful accounts, stock-based compensation expense, and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, intangible assets, and stock-based compensation. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2019.

Revenue Recognition

We generate revenue primarily through the sale of our commercialized products and royalties. Product revenue is recognized at a point in time. Royalty revenue is recognized in the period in which the obligation is satisfied and the corresponding sales by our corporate partner occurs. We also earn licensing revenue from collaboration and license agreements from the commercial sale of approved products. Licensing revenue is recognized over time.

Intangible Assets

Intangible assets are comprised of patent costs, trade name, marketing rights and licenses, all of which have a definite life. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

The estimated useful life of an intangible asset with a definite life is the period over which the asset is expected to contribute to future cash flows. When determining the useful life, we consider the expected use of the asset, useful life of a related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors, and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset. Amortization is provided using the straight-line method over the estimated useful life of the intangible asset.

Intangible assets, other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

Stock-Based Compensation and Other Stock-Based Payments

Stock options and restricted share units granted to our directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

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

Accounting Pronouncements Adopted

Leases

On January 1, 2019, we adopted Accounting Standards Update No. (“ASU”) 2016-02, “Leases,” which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-11, “Leases,” which offered a transition option where companies could elect to apply the guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. We adopted the new leasing standard on January 1, 2019, using the modified retrospective approach and used the effective date as our date of initial application. A cumulative catch-up adjustment was not required on the date of adoption. We elected the package of practical expedients which permits us to not reassess under our prior conclusions about lease identification, lease classification and initial direct costs. On adoption, we recognized additional operating liabilities of approximately $2,680, with corresponding right-of-use assets of the same amount, adjusted for unamortized lease inducements received of approximately $260.

ASC 606, Revenue from Contracts with Customers

On January 1, 2018, we adopted the Accounting Standards Codification 606 (“ASC 606”), Revenue from Contracts with customers, to all contracts using the modified retrospective method. We recognized the cumulative effect of applying ASC 606 as an adjustment to the opening balance of deficit. The comparative information has not been restated and will continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 606 did not have a material impact to our statement of operations and comprehensive loss and to our statement of cash flows. The majority of our revenue continues to be recognized when products are shipped from our warehousing and logistics facilities. There were no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms. The cumulative effect of the adoption of ASC 606 on our consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018
Deferred revenue	$2,502	$300	$2,802
Deficit	$(392,865)	$(300)	$(393,165)

The transition adjustment arose from our treatment of an upfront payment we received from one of our distributors for the rights to distribute one of our commercialized products. The upfront payment was previously amortized immediately upon receipt over a 10-year term. Under ASC 606, the upfront payment has been deferred.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current guidance, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning January 1, 2023. We do not expect the guidance to have a material impact on our consolidated financial statements.

A.    Operating Results

Year ended December 31, 2019 compared to year ended December 31, 2018

The following table summarizes the results of our operations (in thousands of U.S. dollars) for the years ended December 31, 2019 and 2018, together with the changes to those items:

	December 31, 2019	December 31, 2018
Product and royalty revenues	$32,634	$27,051
Licensing and other fees	—	1,623

	32,634	28,674
Cost of goods sold	9,827	8,294

Gross margin	22,807	20,380
Expenses:
Selling, general and administration	46,319	42,578
Amortization and depreciation	3,941	4,143

	50,260	46,721

Operating loss	(27,453)	(26,341)
Other (expense) income:
Gain on disposal of Canadian Operations	—	18,489
Interest expense	(7,512)	(5,977)
Other expense	(303)	(578)
Foreign exchange gain (loss)	263	(2,134)

	(7,552)	9,800

Loss before income taxes	(35,005)	(16,541)
Income tax expense	(179)	(38)

Net loss	$(35,184)	$(16,579)

We recorded a net loss of $35.2 million (basic loss per share of $0.79) for the year ended December 31, 2019, compared to a net loss of $16.6 million (basic loss per share of $0.47) for the year ended December 31, 2018. The increase in net loss was due to the recognition of a one-time gain of $18.5 million in 2018 on the disposition of the Canadian business portfolio pursuant to the Cipher Arrangement.

Revenue

Revenue is earned through the sale of our commercialized products. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Revenue for the year ended December 31, 2019 was $32.6 million compared to revenue of $28.7 million for the year ended December 31, 2018. The increase in revenue was primarily due to an increase in sales of our antibiotic products (XYDALBA and ZEVTERA/MABELIO) partially offset by a decrease in sales of our cardiology products (AGGRASTAT and BRINAVESS). For the year ended December 31, 2019, revenue from our cardiology products was $19.3 million and revenue from our antibiotic products was $13.3 million. For the year ended December 31, 2018, revenue from our cardiology products was $22.5 million and revenue from our antibiotic products was $6.2 million.

Gross Margin

Gross margin for the year ended December 31, 2019 was 69.9% compared to 71.1% for the year ended December 31, 2018. The fluctuation in gross margin was primarily due to changes in product mix as we had a higher percentage of revenues from our antibiotic products during the year ended December 31, 2019. Additionally, we recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018. Our gross margin for the year ended December 31, 2018 would have been lower without this licensing revenue.

Selling, General & Administration Expense

Selling, general and administration (“SG&A”) expense for the year ended December 31, 2019 was $46.3 million compared to $42.6 million for the year ended December 31, 2018. The increase in SG&A expense was due to higher regulatory and medical costs associated with the NDA resubmission of BRINAVESS as well as higher stock-based compensation expense. These were partially offset by the one-time transaction costs associated with the Cipher Arrangement, which took place in the second quarter of 2018.

Interest Expense

Interest expense was $7.5 million for the year ended December 31, 2019, compared to $6.0 million for the year ended December 31, 2018. The increase was due to interest being accrued on a higher long-term debt principal amount under the CRG Term Loan as well as an increase in the accretion of our long-term debt under the effective interest method which is recorded as interest expense. During the year ended December 31, 2019, we accrued in-kind interest of $1.7 million.

Year ended December 31, 2018 compared to year ended December 31, 2017

The following table summarizes the results of our operations (in thousands of U.S. dollars) for the years ended December 31, 2018 and 2017, together with the changes to those items:

	December 31, 2018	December 31, 2017
Revenue:
Product and royalty revenues	$27,051	$23,811
Licensing and other fees	1,623	197

	28,674	24,008
Cost of goods sold	8,294	6,776

Gross margin	20,380	17,232
Expenses:
Selling, general and administration	42,578	36,694
Amortization and depreciation	4,143	3,517

	46,721	40,211

Operating loss	(26,341)	(22,979)
Other income (expense):
Gain on disposal of Canadian Operations	18,489	—
Loss on extinguishment of long-term debt	—	(1,451)
Interest expense	(5,977)	(5,695)
Other expense	(578)	(511)
Foreign exchange (loss) gain	(2,134)	1,188

	9,800	(6,469)

Loss before income taxes	(16,541)	(29,448)
Income tax expense	(38)	(363)

Net loss	$(16,579)	$(29,811)

We recorded a net loss of $16.6 million (basic loss per share of $0.47) for the year ended December 31, 2018, compared to a net loss of $29.8 million (basic loss per share of $0.90) for the year ended December 31, 2017. The decrease in net loss was due primarily to the gain of $18.5 million that we recognized on the disposition of the Canadian business portfolio to Cipher pursuant to the Cipher Arrangement, partially offset by an increase in our SG&A expense.

Revenue

Revenue for the year ended December 31, 2018 was $28.7 million compared to revenue of $24.0 million for the year ended December 31, 2017. The increase in revenue was primarily attributable to the commercial rollout of XYDALBA and sales of ZEVTERA/MABELIO, which we acquired from Basilea in September 2017. Additionally, we recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018.

For the year ended December 31, 2018, revenue from our cardiology products was $22.5 million and revenue from our antibiotic products was $6.2 million. For the year ended December 31, 2017, revenue from our cardiology products was $22.8 million and revenue from our antibiotic products was $1.2 million.

Gross Margin

Gross margin for the year ended December 31, 2018 was 71.1% compared to 71.8% for the year ended December 31, 2017. The fluctuation in gross margin was primarily due to changes in product mix as we had a higher percentage of revenues from our antibiotic products during the year ended December 31, 2018. Additionally, we recognized $1.5 million of deferred licensing revenue upon the termination of a distributor agreement in December 2018. Our gross margin for the year ended December 31, 2018 would have been lower without this licensing revenue.

Selling, General & Administration Expense

SG&A expense for the year ended December 31, 2018 was $42.6 million compared to $36.7 million for the year ended December 31, 2017. The increase in SG&A expense was due to business development and transaction costs in connection with the Cipher Arrangement, as well as expansion of our direct sales force in Europe related to the launch of our antibiotic products, XYDALBA and ZEVTERA/MABELIO.

Interest Expense

Interest expense was $6.0 million for the year ended December 31, 2018, compared to $5.7 million for the year ended December 31, 2017. The slight increase was due to interest being accrued on a higher long-term debt principal amount.

Gain on Disposal of Canadian Operations

In the second quarter of 2018, we recognized a gain of $18.5 million from the disposition of our Canadian business portfolio to Cipher pursuant to the Cipher Arrangement.

B.    Liquidity and Capital Resources

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the year ended December 31
	2019	2018	2017
Cash used in operating activities	$(27,075)	$(25,779)	$(24,823)
Cash provided by (used in) investing activities	215	14,106	(5,234)
Cash provided by financing activities	24,637	5,375	24,401
Effect of foreign exchange rate on cash, cash equivalents, and restricted cash	(103)	(313)	532

Net decrease in cash, cash equivalents, and restricted cash	$(2,326)	$(6,611)	$(5,124)

At December 31, 2019, we had $15.2 million in cash, cash equivalents and restricted cash, compared to $17.6 million at December 31, 2018. The decrease in cash, cash equivalents, and restricted cash for the year ended December 31, 2019, was mainly attributable to $27.1 million of cash used in operating activities offset by $24.6 million in cash provided by financing activities.

Cash used in operating activities for the year ended December 31, 2019 was $27.1 million, an increase of $1.3 million from $25.8 million for the year ended December 31, 2018. The increase in cash used was primarily due to the timing of our accounts receivable.

Cash provided by investing activities for the year ended December 31, 2019 was $0.2 million, a decrease of $13.9 million from $14.1 million for the year ended December 31, 2018. During the year ended December 31, 2019, we received the final instalment payments of $0.4 million from Cipher, partially offset by purchases of property and equipment. During the year ended December 31, 2018, we received $19.1 million in cash from Cipher, pursuant to the Cipher Arrangement. This was partially offset by a milestone payment we made to Allergan of $4.5 million and purchases of property and equipment.

Cash provided by financing activities for the year ended December 31, 2019 was $24.6 million, an increase of $19.2 million from $5.4 million for the year ended December 31, 2018. Cash provided by financing activities for the year ended December 31, 2019 consisted of net proceeds received from shares issued under the BRFBR Sales Agreement of $6.2 million, net proceeds received from shares issued under the Cantor Sales Agreement of $6.3 million, and net proceeds from the Offering of $12.4 million. Cash provided by financing activities for the year ended December 31, 2018 was $5.4 million, the majority of which related to net proceeds received from shares issued under the BRFBR Sales Agreement.

Cash used in operating activities for the year ended December 31, 2018 was $25.8 million, an increase of $1.0 million from $24.8 million for the year ended December 31, 2017. The increase in cash used was due to an increase in SG&A due to business development and transaction costs associated with the Cipher Arrangement and unrealized foreign exchange, partially offset by an increase in revenues and a decrease in inventory levels.

Cash provided by investing activities for the year ended December 31, 2018 was $14.1 million. As part of the Cipher Arrangement, we received $18.7 million in cash during the second quarter of 2018. This was partially offset by a milestone payment we made to Allergan of $4.5 million in the second quarter of 2018. Cash used in investing activities for the year ended December 31, 2017 was $5.2 million related to the execution of a distribution and license agreement with Basilea for the rights to commercialize ZEVTERA/MABELIO.

Cash provided by financing activities for the year ended December 31, 2018 was $5.4 million, the majority of which related to net proceeds received from shares issued under the BRFBR Sales Agreement. Cash provided by financing activities for the year ended December 31, 2017 was $24.4 million. During the year ended December 31, 2017, we received net proceeds of $7.4 million from equity issuances under an at market issuance sales agreement that was in effect at the time and a purchase agreement with Lincoln Park Capital LLC that was in effect at the time. We also received net proceeds of $19.5 million from the CRG Term Loan, offset by the payment of our deferred consideration of $2.8 million.

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

As of December 31, 2019, we had $13.3 million in unrestricted cash and cash equivalents, compared to $15.6 million at December 31, 2018. We have a history of incurring operating losses and negative cash flows from operations. Based on current projections, we may not have sufficient capital to fund our current planned operations during the next twelve-month period. We are dependent on our ability to raise additional debt or equity financing or monetize intellectual property rights through strategic partnerships or sublicensing arrangements and to meet annual revenue and liquidity covenants under our CRG Term Loan in order to meet our current planned operations during the next twelve-month period.

On March 15, 2020, we entered into the ADVANZ Arrangement Agreement, pursuant to which ADVANZ PHARMA’s wholly-owned subsidiary Mercury has agreed to acquire all of the issued and outstanding common shares of Correvio by way of a court approved plan of arrangement under the CBCA. The total purchase price of the Proposed Arrangement is approximately $76 million, which includes the repayment of Correvio’s outstanding debt of approximately $48 million. A meeting of Correvio securityholders will be held for such securityholders to consider and, if deemed advisable, approve the Proposed Arrangement. Closing is subject to obtaining such securityholder approval, obtaining a final order approving the Proposed Arrangement from the Supreme Court of British Columbia, and certain other customary conditions as set out in the ADVANZ Arrangement Agreement. The Supreme Court of British Columbia granted an interim order approving the Proposed Arrangement on April 6, 2020. The Boards of Directors of both companies have unanimously approved the Proposed Arrangement. The Board of Correvio unanimously recommends that Correvio securityholders vote in favor of the Proposed Arrangement. The Proposed Arrangement is expected to be completed during the second quarter of 2020.

There can be no assurance that we will be able to obtain the necessary approvals to complete the Proposed Arrangement or that we will be able to raise such additional financing, as may otherwise be required. These factors raise substantial doubt about our ability to continue as a going concern within one year from the consolidated financial statements issuance date. However, we believe that the consolidated entity will be successful in the above matters and are currently pursuing multiple opportunities and strategies to ensure that sufficient cash resources are available to meet our current planned operations.

C.    Research and Development, Patents and Licenses, etc.

R&D costs are expensed in the period incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as an expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any subsequent milestone payments made are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter. We are no longer focused on R&D and incurred no R&D expenses for the years ended December 31, 2017, 2018 and 2019.

D.    Trend Information

Our European business has continued to grow in 2019, driven in particular by the antibiotic portfolio (XYDALBA/ZEVTERA). We expect this trend to be the main driver in our revenue growth in 2020. The antibiotic profile, particularly XYDALBA in France and the United Kingdom as well as ZEVTERA in Italy, has seen annual sales increases since we acquired these licensing rights from Allergan in 2016 and Basilea in 2017, respectively.

The pricing of our antibiotic products has been consistent, and we have invested in both our sales force and in marketing and educational programs with the goal of increasing sales revenue. Our goal is to continually add additional hospital accounts as new customers while seeking our current customer base of hospitals to continue to utilize our products. This growth in our antibiotic portfolio will continue to require investment in working capital, primarily as a result of additional inventory and accounts receivable.

Our cardiovascular portfolio has been relatively stable over the past several years. For AGGRASTAT, annual downward pricing pressures from both generic and government intervention has been offset by increases in total sales units. Several competitive products have had supply chain issues, which has allowed us to increase market share. Our supply chain has been historically reliable, which has allowed us to consistently achieve stable revenue. For BRINAVESS, we have had consistent ordering patterns in the Nordic countries, with limited pricing pressure, which has resulted in stable revenue. With the December 2019 CRL received by the U.S. FDA, we do not expect any significant increase in new hospital accounts for BRINAVESS utilization in 2020. As a result, we do not project meaningful growth in our cardiovascular product portfolio.

E.    Off-Balance Sheet Arrangements

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.    Tabular Disclosure of Contractual Obligations

As of December 31, 2019, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2020	2021	2022	2023	2024	There- after	Total
Commitments for clinical and other agreements	$97	—	—	—	—	—	$97
Supplier purchase commitment	156	—	—	—	—	—	156
CRG Term Loan (1)	17,830	21,214	8,698	—	—	—	47,742
Interest expense on CRG Term Loan (2)	5,124	2,440	172	—	—	—	7,736
Operating lease obligations	954	760	497	212	190	—	2,613

Total	$24,161	$24,414	$9,367	$212	$190	—	$58,344

(1)

Based on draws as of the date of this Annual Report and assuming continued compliance with all amended covenants in connection with the amendments made to the CRG Term Loan in the first quarter of 2020.

(2)	Based on draws as of the date of this Annual Report and does not include interest expense on other amounts that can be drawn. Based on the assumption that all interest is paid in cash.

G.    Safe Harbor

See “Cautionary Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Name, Province/State and Country of Residence and Present Position with the Company	Date Became a Director/Officer	Principal Occupation Last Five Years
Richard M. Glickman(1)(2)(3) British Columbia, Canada Director	December 11, 2006	April 2019 to present – Retired; February 2017 to April 2019 – CEO and Chairman, Aurinia Pharmaceuticals; July 2007 to January 2017 – Retired

William L. Hunter(4)(5) British Columbia, Canada Director	June 11, 2007	March 2019 to present – Chief Executive Officer, Canary Medical Inc.; July 2012 to March 2019 – Chief Executive Officer, Correvio Pharma Corp.

W. James O’Shea(2)(3) Massachusetts, United States Director	June 17, 2014	September 2007 to present – Retired

Arthur H. Willms(1)(3) British Columbia, Canada Director	June 22, 2015	January 2009 to present – Retired

Robert J. Meyer(4)(6) Virginia, United States Director	September 25, 2015	January 2018 to present – Principal, Drug and Biological Products, Greenleaf Health; March 2013 to December 2017 – Director for Translational and Regulatory Sciences at the University of Virginia School of Medicine

Vanda De Cian(1)(2) Lipari Messina, Italy Director	March 12, 2019	January 2012 to present – Independent consultant for various entities in the pharmaceutical industry

Mark H. Corrigan Massachusetts, United States Chief Executive Officer	June 22, 2015	March 2019 to present – Chief Executive Officer, Correvio Pharma Corp.; August 2016 to March 2019 – Retired; July 2014 to July 2016 – Chairman of the Board, Epirus Pharmaceuticals; January 2010 to June 2014 – President and Chief Executive Officer, Zalicus Inc.

Name, Province/State and Country of Residence and Present Position with the Company	Date Became a Director/Officer	Principal Occupation Last Five Years
Justin Renz Massachusetts, United States President and Chief Financial Officer	May 16, 2017	January 2019 to present – President and Chief Financial Officer, Correvio Pharma Corp.; May 2017 to December 2018 – Chief Financial Officer, Correvio Pharma Corp.; August 2014 to April 2017 – Chief Financial Officer, Karyopharm Therapeutics; September 2006 to July 2014 – Chief Financial Officer, Zalicus Inc.

Sheila M. Grant British Columbia, Canada Chief Operating Officer	August 1, 2003	March 2013 to present – Chief Operating Officer, Correvio Pharma Corp.

David D. McMasters Washington, United States General Counsel	January 1, 2015	November 2012 to present – General Counsel, Correvio Pharma Corp.

David C. Dean British Columbia, Canada Chief Business Development Officer	June 22, 2015	May 2017 to present – Chief Business Development Officer, Correvio Pharma Corp.; June 2015 to May 2017 – VP, Investor Relations and Business Development, Correvio Pharma Corp.; January 2013 to June 2015 – Director and Research Analyst, Cormark Securities Inc.

Hugues Sachot St. Gregoire, France Chief Commercial Officer	June 22, 2015	May 2017 to present – Chief Commercial Officer, Correvio Pharma Corp.; March 2013 to May 2017 – SVP, Sales, Correvio Pharma Corp.; September 2007 to February 2013 – VP, Commercial, Angiotech Pharmaceuticals

(1)	Member of the Compensation Committee. Dr. Glickman is the Chair of this Committee.
(2)	Member of the Corporate Governance and Nomination Committee. Mr. O’Shea is the Chair of this Committee.
(3)	Member of the Audit Committee. Mr. Willms is the Chair of this Committee.
(4)	Member of the Special Committee. Dr. Meyer is the Chair of this Committee.
(5)

The principal business of Canary Medical Inc. is improving healthcare outcomes through the continuous collection, analysis, and monetization of data derived from proprietary, smart medical devices that self-report on function, diagnostic information, patient activity, side effects and treatment failure for up to 20 years.

(6)	The principal business of Greenleaf Health is offering U.S. Food and Drug Administration regulatory strategic consulting to life sciences companies.

As of April 28, 2020, our directors and executive officers beneficially owned, or exercised control of or direction over, directly or indirectly, in the aggregate 1,194,909 (1.8%) of our outstanding common shares.

Biographies

The following are short biographies of our directors and executive officers:

Richard M. Glickman, L.L.D. (Hon), Director.

Dr. Glickman has been a member of Correvio’s Board since 2006, and currently serves as the Chair of the Compensation Committee and as a member of the Corporate Governance and Nominating Committee and the Audit Committee. Dr. Glickman served as the Chief Executive Officer and Chairman of the Board for Aurinia Pharmaceuticals until April 2019. He previously was co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals. Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Since 2000, Dr. Glickman has served as the Chair of the Board of Vigil Health Solutions Inc., a healthcare services company. Dr. Glickman has also served as Chair of the Board for ESSA Pharmaceuticals Inc. since 2010. Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics and co-founded Probtec Corporation. He has previously served as Chairman of Life Sciences B.C., director of the Canadian Genetic Disease Network and as a member of the Canadian federal government’s National Biotechnology Advisory Committee.

William Hunter, M.D., Chief Executive Officer & Director.

Dr. William Hunter has been a member of Correvio’s Board since 2007 and has served as the Company’s President and CEO from July 2012 to March 2019. During his tenure at Cardiome/Correvio, the Company grew from 8 employees to 140, increased revenues from $1 million to $29 million annually, acquired 6 hospital products and launched 5 of them through its own direct sales force in Europe. Prior to Correvio, Dr. Hunter co-founded and served as President and Chief Executive Officer of Angiotech Pharmaceuticals (1992-2011). After founding Angiotech while still in medical school in 1992, he grew the Company to become a profitable, diversified, device company with over 1,400 employees, several thousand commercially available products, and 12 facilities in 5 countries. Dr. Hunter currently also serves as President and CEO of Canary Medical, a company that utilizes implanted sensor, battery and transmission technology to create “smart” implanted medical devices that can “self-report” on function, activity, wear, complications and patient outcomes for up to 20 years. Dr. Hunter currently serves as a director of Rex Bionics Plc, SummatiX Plc and Adherium Plc. Dr. Hunter received his BSc from McGill University and his MSc and MD from the University of British Columbia. Dr. Hunter has also served as a practicing physician in British Columbia and has over 200 patents and patent applications to his name.

W. James O’Shea, Chairman.

Mr. O’Shea has been a member of Correvio’s Board since 2014, and currently serves as Chair of the Board as well as chair of the Corporate Governance and Nominating Committee. From October 1999 to March 2007, Mr. O’Shea was President and Chief Operating Officer at Sepracor Inc., then a publicly held pharmaceutical company, where he was responsible for successfully building that organization’s commercial infrastructure. From April to August 2007, Mr. O’Shea served as Sepracor’s Vice Chairman. Prior to Sepracor, Mr. O’Shea was Senior Vice President of Sales and Marketing and Medical Affairs for Zeneca Pharmaceuticals, a business unit of Astra Zeneca Plc, a publicly held biopharmaceutical company. While at Zeneca, he also held several management positions of increasing responsibility in international sales and marketing in the U.S. and U.K. Mr. O’Shea is past Chairman of the National Pharmaceutical Council and has previously sat on the boards of Prostrakan Group Plc and Zalicus Pharmaceuticals. Mr. O’Shea is a graduate of Liverpool Lord Byron University, where he received an honors degree in applied physics from the Institute of Physics.

Arthur H. Willms, Director.

Mr. Willms has been a member of Correvio’s Board since 2015, and currently serves as Chair of the Company’s Audit Committee and as a member of the Compensation Committee. Mr. Willms held senior roles over more than 25 years at Westcoast Energy Inc., most recently as President and Chief Operating Officer, a role he remained in until his retirement. Mr. Willms is past chair of the Vancouver Symphony Orchestra, past chair of the Pacific Coast Gas Association and past vice-chair of the BC Lotteries Corporation. He has sat on the boards of Union Gas Ltd., Foothills Pipelines Ltd., Gibraltar Mines Ltd., PeBen Oilfield Services Inc., Gulf Canada Inc., Advanced Applied Physics Solutions Inc., 2010 Olympic Games Operating Trust and Angiotech Pharmaceuticals. He is currently on the boards of Naikun Wind Energy Group and the Pacific Autism Family Center. Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Arts Degree in Education, a Bachelor of Science Degree in Mathematics, and a Master’s Degree in Economics from the University of Calgary.

Robert J. Meyer, M.D., Director.

Dr. Meyer has been a member of Correvio’s Board since 2015. Dr. Meyer has over 30 years of leadership experience in academic, industry and government agencies, specifically in roles that have direct relevance to Correvio and its clinical and commercial programs. He currently serves as Principal, Drug and Biological Products at Greenleaf Health, a boutique FDA strategic advising company. He is also an Associate Professor of Public Health Sciences at the University of Virginia, where he was formerly the Director of the Virginia Center for Translational and Regulatory Sciences. He is a Medical Science Trustee for the United States Pharmacopeia Board. Dr. Meyer has held senior roles at Merck Research Laboratories from 2007 to 2013, most recently as Vice President, Global Regulatory Strategy, Policy and Safety, as well as at the U.S. Food and Drug Administration (FDA) from 1999 to 2007 where Dr. Meyer served as Director of the Division of Pulmonary and Allergy Drug Products and then Director of the Office of Drug Evaluation II in the Center for Drug Evaluation and Research. Since 2018, Dr. Meyer has served as a director Chimerix Inc. and is currently Chair of their Compensation Committee. Since 2019, Dr. Meyer has also served as a director of Translate Bio.

Vanda De Cian, M.D., Director.

Dr. De Cian joined Correvio’s Board in March 2019, and is a member of the Compensation Committee and Governance and Nominating Committee. Dr. De Cian was previously Vice President Corporate Drug Development at Chiesi Farmaceutici S.p.A., a multinational company headquartered in Parma, Italy. Prior to Chiesi, Dr. De Cian held senior positions at Pharmacia Corp. over several years and assisted in Pharmacia’s transition subsequent to its acquisition by Pfizer Inc. During her pharmaceutical career Dr. De Cian was involved in the clinical development of several drugs including FoscarnetTM, MycobutinTM, CidofovirTM, RescriptorTM, AptivusTM and Zyvox TM. Since 2012, Dr. De Cian has managed her own consulting business advising several international companies on implementing cost-efficient drug development processes.

Mark H. Corrigan, M.D., Director.

Dr. Corrigan has been a member of Correvio’s Board since 2015 and became CEO of Correvio on March 13, 2019. Dr. Corrigan is a seasoned life sciences executive who brings to Correvio nearly 30 years of pharmaceutical research, development and regulatory experience in both the U.S. and international markets. He has been involved in the successful development and approval of numerous branded drugs during his career, including Zyvox®, Rescriptor®, Corvert®, Mirapex®, Lunesta®, Camptosar®, Xalatan® and Xopenex®, among others. Prior to joining Correvio’s Board in 2015, Dr. Corrigan served as President and Chief Executive Officer of Zalicus Inc. Prior to that, he served as Executive Vice President, Research and Development at Sepracor Inc. (now Sunovion Pharmaceuticals). Prior to joining Sepracor, Dr. Corrigan spent 10 years with Pharmacia & Upjohn, Inc., culminating as Group Vice President of Global Clinical Research and Experimental Medicine. He currently serves on the Boards of multiple life science companies, including Novelion Therapeutics, Nabriva Therapeutics AG, and Tremeau Pharmaceuticals. Dr. Corrigan previously served on the Board of Cubist Pharmaceuticals prior to their acquisition by Merck. He holds a B.A. and an M.D. from the University of Virginia and received specialty training in psychiatry at Maine Medical Center and Cornell University.

Justin A. Renz, CPA, MST, MBA, President and Chief Financial Officer.

Mr. Justin Renz currently serves as Correvio’s President and Chief Financial Officer. Mr. Renz previously served as Executive Vice President, Chief Financial Officer and Treasurer at Karyopharm Therapeutics from August 2014 to April 2017, where he led core business and finance functions. Prior to Karyopharm, Mr. Renz was Executive Vice President, Chief Financial Officer and Treasurer at Zalicus Inc. (formerly CombinatoRx, Inc.), which he joined in September 2006. He oversaw multiple rounds of equity and debt financing and led the company’s asset monetization strategy and two reverse mergers, culminating with the sale of Zalicus to Epirus Pharmaceuticals in July 2014. Prior to Zalicus, Mr. Renz served in senior finance and accounting roles at Serono, Inc. and Coley Pharmaceutical Group, Inc. Earlier in his career, Mr. Renz held increasingly senior finance positions at ArQule, Inc. and Millipore Corporation. Mr. Renz began his career with Arthur Andersen LLP in 1993. He received a Bachelor of Arts in Economics and Accounting from the College of the Holy Cross, a Master of Science in Taxation from Northeastern University and a Master of Business Administration from Suffolk University.

Sheila M. Grant, MBA, MSc, Chief Operating Officer.

Ms. Sheila Grant serves as Correvio’s Chief Operating Officer, with responsibility for overseeing Correvio’s regulatory and manufacturing operations. Prior to this role, Ms. Grant was Correvio’s VP of Product Development, with responsibility for the overall management of the vernakalant IV and oral development programs from pre-clinical studies through to commercialization. Ms. Grant’s also previously served in the role of Director of Business & Clinical Development at Correvio. Prior to joining Correvio, Ms. Grant acted as a business consultant to De Novo Enzyme Corporation and Coopers & Lybrand. Ms. Grant also worked in research and development, production, and quality assurance with Schering Agrochemicals U.K., Wellcome Biotechnologies U.K. and Serono Diagnostics U.K., respectively. Ms. Grant holds an MBA degree from Simon Fraser University and an MSc from the London School of Hygiene and Tropical Medicine.

David D. McMasters, JD, General Counsel.

Mr. McMasters brings over three decades of experience in biotechnology, chemical patent matters and related litigation. He currently serves as Correvio’s General Counsel and Chief Compliance Officer. Previous to his position at Correvio he held the similar role at Angiotech Pharmaceuticals. In both roles he was responsible for overseeing all legal matters pertaining to the organization, including patent, copyright and intellectual property matters, as well as the coordination of any legal matters handled by outside counsel. Prior to Angiotech, Mr. McMasters served as Managing Director and CEO of Seed Intellectual Property Law Group (previously Seed and Berry) in Seattle, Washington. Mr. McMasters received his BSc (Microbiology and Immunology) from the University of Washington and his JD from Northwestern University. He is a member of the Washington State Bar and is registered to practice before the U.S. Patent and Trademark Office.

David C. Dean, MBA, MSc, Chief Business Development Officer.

Mr. David Dean is a member of Correvio’s executive team as Chief Business Development Officer and is responsible for overseeing the Company’s business development activities. Mr. Dean first joined Correvio as Vice President, Business Development and Investor Relations with over 15 years of capital markets experience as a top ranked industry analyst focused exclusively on the Canadian healthcare sector, most recently as a Director and Research Analyst at one of Canada’s leading independent investment banks. Mr. Dean attained an MSc from the University of Ottawa (Physiology) as well as an MBA (Finance) from Queen’s University. On top of his research analyst registrations in the United States, he was also a registered representative.

Hugues Sachot, Chief Commercial Officer.

Mr. Hugues Sachot currently serves as Correvio’s Chief Commercial Officer, and is responsible for the sales, marketing and distribution of all commercialized products worldwide. Previously, he served as VP Sales & Marketing for the EMEA region, and subsequently, worldwide at Angiotech Pharmaceuticals. Prior to Angiotech, Mr. Sachot worked for 15 years at Johnson & Johnson where he held several sales and marketing director positions in Europe, including at J&J’s subsidiaries, Ethicon Endo-Surgery, Biosense Webster, and Cordis Corporation. Mr. Sachot has a B.A in economics, as well as a Master of Business Administration degree from the ESSEC-IMD Business School in Paris.

B.    Compensation

Compensation Program and Strategy

Our success depends on the talent and efforts of our employees and the leadership and performance of our executives. We believe that it is in the shareholders’ interest that the compensation program is structured in a manner that makes the attraction, retention and motivation of the highest quality employees a reality.

The Compensation Committee is charged, on behalf of the Board, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. As described below, the Compensation Committee approves the compensation of each of our Named Executive Officers (“NEOs”). In 2019, our NEOs were:

1.	Dr. Mark Corrigan, Chief Executive Officer (as of March 14, 2019)(1)

2.	Dr. William Hunter, Chief Executive Officer (effective July 3, 2012 to March 13, 2019)(2)(3)

3.	Mr. Justin Renz, President and Chief Financial Officer(4)

4.	Ms. Sheila Grant, Chief Operating Officer

5.	Mr. Hugues Sachot, Chief Commercial Officer

6.	Mr. David McMasters, Corporate General Counsel

(1)	Dr. Corrigan was appointed Chief Executive Officer on March 14, 2019.
(2)	Dr. Hunter resigned as President on January 1, 2019.
(3)	Dr. Hunter resigned from his position as Chief Executive Officer on March 13, 2019. He remains a member of the Board.
(4)	Mr. Renz was appointed President on January 1, 2019

Our executive compensation program and strategy is designed to (i) be competitive in order to help attract and retain the talent needed to lead and grow our business, (ii) provide a strong incentive for executives and key employees to work toward achievement of our goals and strategic objectives and (iii) ensure that the interests of our management and our shareholders are aligned. To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility, and incumbent specific considerations while aligning our compensation programs with those of similarly complex specialty pharmaceutical and biotechnology companies. It also aligns pay-for-performance-based compensation programs to the achievement of objectives that will drive future success and enhance shareholder value by linking a significant portion of executive annual awards to overall corporate performance and attainment of specific value enhancing goals.

Our compensation program and strategy for our executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity-based compensation, currently consisting of grants of stock options (“Options”) and restricted share units (“RSUs”) or phantom share units (“PSUs”) for executive officers residing in France.

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

Annual cash incentives and equity-based compensation are intended to provide a greater incentive for executives to work toward achievement of our goals and strategic objectives, reward the achievement of our short-term and long-term goals and objectives, and to better align the compensation of the Chief Executive Officer, other executives and key employees with the long-term interests of shareholders. They are awarded annually on a discretionary basis by the Board, based on the recommendations of and subjective assessment by the Compensation Committee, regarding our success in creating shareholder value, and the achievement by us and the executives of various objectives. The short-term incentive portion of compensation, payable in cash, is determined following the end of each financial year and is designed to motivate and reward executives for the achievement of our short-term goals and objectives. Our equity-based compensation, currently payable by the grant of Options and RSUs, is awarded on a prospective, going-forward basis, to motivate and reward executives for the achievement of our long-term performance and to retain key employees, rather than as compensation for performance in the prior year. In general, past discretionary awards of Options and RSUs are taken into account when making discretionary awards of Options and RSUs in subsequent years. Long-term incentives also include PSUs awarded for executive officers residing in France. In addition, such awards may be made in situations where the Compensation Committee determines the executive compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies and that equity-based compensation for certain executives and other employees should be increased, in order to assist us to retain and attract key executive talent, and to further align the compensation of the executive officers and other key employees with the long-term interests of shareholders. Our Option Plan is described in more detail below. We do not have a formal policy for allocating between long-term and currently paid compensation or for allocating between cash and non-cash compensation or among different forms of compensation. The Compensation Committee responds to current circumstances when determining the pay mix each year.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Chief Executive Officer and makes recommendations to the Board, and the Board makes all decisions regarding his or her compensation. The Compensation Committee consults with and receives input and recommendations from the Chief Executive Officer regarding the performance, assessment and compensation of the other executive officers, and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations of the Chief Executive Officer, decisions are made by the Compensation Committee and the Board and may reflect factors and consideration other than information and recommendations provided by the Chief Executive Officer.

Setting Executive Compensation

Performance goals are typically determined early in the year for each executive officer and relate to matters which assist and help facilitate our overall strategic goals and objectives. These performance goals are assessed by the Compensation Committee and can be altered at the discretion of the Compensation Committee, if appropriate, due to changes in business factors or conditions.

In general, we annually determine the corporate objectives for each year during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses such objectives and, based on such assessment, the Compensation Committee determines an aggregate incentive value for each executive officer. The Compensation Committee then recommends to the Board discretionary awards of annual cash incentive bonuses, discretionary grants of PSUs or executive officers residing in France, discretionary grants of Options under our Incentive Stock Option Plan (the “Option Plan”) and discretionary grants of RSUs under our Restricted Share Unit Plan (the “RSU Plan”) for our Chief Executive Officer and other executive officers.

The awarding of annual cash incentives and equity-based compensation is subject to the discretion of the Compensation Committee and the Board, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that our compensation for certain executives and other personnel, including equity-based compensation, is low compared to comparable companies, the Compensation Committee may determine to award equity-based compensation to assist us in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board may also, in their discretion, adjust weighting to objectives for the Chief Executive Officer or other executives, and, in their discretion, determine to award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing our ability (or inability) to achieve our goals and strategic objectives and create shareholder value. Factors that the Compensation Committee and Board may consider in exercising such discretion include, among other things, risk management and regulatory compliance, performance of executive officers in managing risk and whether payment of the incentive compensation might present or could give rise to material risks to us or otherwise affect the risks faced by us, and management of those risks.

As part of its review of management compensation and incentive programs, the Compensation Committee periodically retains external independent consultants to review and provide benchmark data of a comparator group of publicly listed companies. Such comparator groups usually include Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately 1⁄2 to 2 times our market capitalization that represent companies within the same industry and of a similar size, geographic reach, ownership structure, complexity and business characteristics as us so as to be appropriate for purposes of benchmarking executive compensation and assessing whether our executive compensation is competitive, in the interest of attracting and retaining key executives. In assessing the general competitiveness of the compensation of our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated NEOs, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long-term incentives) relative to a comparator group.

In 2017, the Compensation Committee engaged Mercer, a Marsh & McLennan company, to assist in a comprehensive benchmarking analysis on the total direct compensation (base salary, annual short and long-term incentives) for the NEOs. The following companies were included in the comparator group: Emergent Biosolutions Inc., AMAG Pharmaceuticals Inc., Sucampo Pharmaceuticals Inc., Supernus Pharmaceuticals Inc., Spectrum Pharmaceuticals, Inc., Corcept Therapeutics Inc., Arena Pharmaceuticals Inc., and Zogenix Inc. The Compensation Committee considered the advice from Mercer, where appropriate, but also performed its own assessment of competitive compensation requirements to establish the total direct compensation for the NEOs.

Executive Compensation-Related Fees

In addition to the consulting services provided by Mercer, management may in certain years purchase Mercer’s annual compensation survey for use in assisting in the compensation review of non-executive officers. The Compensation Committee mandate requires that the Compensation Committee must pre-approve other services Mercer or any of its affiliates, or other compensation consultants that may be retained by the Compensation Committee, provided to us at the request of management. Mercer was first retained to provide compensation services to us or the Compensation Committee in 2007. The Compensation Committee understands that Mercer has established safeguards to maintain the independence of its executive compensation consultants which include compensation protocols, internal reporting relationships and formal policies to prevent potential conflicts of interest. No fees were billed by Mercer, or any of its affiliates, for services relating to director and executive compensation provided by Mercer in 2019 and 2018.

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of our compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

2019 Executive Compensation Elements

For the year ended December 31, 2019, the principal components of compensation for our NEOs were: base salary, annual cash incentive bonus program and equity-based incentive program.

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

Base Salary

The base salary levels for the NEOs are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries are determined after considering the salary levels of other executives with similar responsibilities and experience and comparing salary levels of comparable executives at comparable companies, with particular emphasis on pharmaceutical and biotechnology companies. The salaries of the NEOs, other than the Chief Executive Officer, are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year. The salaries for the NEOs are approved by the Board based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer. External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

Annual Cash Incentive Bonus Program

The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards for individual performance that leads to the achievement of annual corporate objectives.

The executive officers, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value for each of the NEOs varies, and ranges between 40% to 100% of base salary. However, the actual annual cash incentive bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual annual cash incentive bonus that each NEO may be entitled to under the program, and which may be subject to, and in the discretion of the Compensation Committee and the Board, further adjustments.

The formula for determining the amount of annual cash incentive bonus value that each NEO may be entitled to receive was generally as follows:

Base Salary x Bonus Target % x Corporate Performance Result x Individual Performance Result

At the beginning of 2019, key corporate objectives were set by the Board to represent a broad range of activities that span our global business. The 2019 corporate objectives were as set out on the table below. In determining the corporate performance result, the corporate objectives are weighted to reflect the relative priority, importance and impact of each objective on our success. Objectives are set with targets that represent significant “stretch” goals for the organization.

After the year-end results are compiled, performance relative to the corporate objectives is measured to determine a corporate performance result. The Board gives consideration to how challenging each goal was and considers other business, commercial and organizational factors that may have impacted achievement of the goals in arriving at its final assessment of the corporate performance result.

The individual performance result is based on each NEO’s achievement of his or her functional and individual goals (set at the beginning of each year) and demonstrated leadership competencies as assessed by the Chief Executive Officer and Compensation Committee. The CEO’s individual goals are generally the same as the corporate objectives. The other NEOs’ functional and individual goals contain a spectrum of commercial, financial, technical, scientific and special project goals specific to the NEO’s area of responsibility. The Compensation Committee and CEO do not use quantitative targets and formulas to assess individual executive performance. The Compensation Committee determines the individual performance result of the Chief Executive Officer and approves the recommendations made by the Chief Executive Officer for the individual performance result of the other NEOs.

The amount determined pursuant to the formula was intended to be guidance for the Compensation Committee’s consideration. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

For 2019, the objectives and relative achievements of those objectives were:

Area	Goal	Corporate Performance Result
Commercial	Revenue targets	Partially achieved
Finance	Cash raise	Partially achieved
Regulatory	US BRINAVESS NDA submission	Not achieved
Business Development	Complete transformational transaction	Partially achieved
Human Resources	Employee engagement	Achieved

The 2019 corporate performance result was determined by the Compensation Committee after reviewing the results for each 2019 objective. The Compensation Committee determined that a 50% score appropriately reflected our overall corporate performance result against its targeted achievement level.

For 2019, the Compensation Committee awarded the NEOs an incentive bonus of 50% of their individual bonus targets based on personal performance; however, the Compensation Committee determined that the bonus would only be paid to the NEOs upon the closing of a corporate sale transaction.

The amount of cash incentive bonuses for 2019 that would be payable to the NEOs in the event that such condition is met is set out in the following table.

Summary of Executive Cash Incentive Bonuses For 2019 Fiscal Year

Employee	Base Salary(3)			Cash Bonus
Mark Corrigan (1)	C$	551,493	(4)	C$	275,746	(4)
William Hunter(2)	C$	137,978		C$	121,391
Justin Renz	C$	583,836	(4)	C$	145,959	(4)
Sheila Grant	C$	408,700		C$	81,740
Hugues Sachot	C$	493,186	(5)	C$	98,637	(5)
David McMasters	C$	440,531	(4)	C$	88,106	(4)

Total	C$	2,615,724		C$	811,579

(1)	Dr. Corrigan was appointed Chief Executive Officer on March 14, 2019.
(2)	Dr. Hunter resigned from his position as Chief Executive Officer on March 13, 2019. He remains a member of the Board.
(3)	Reflects annual base salaries in effect in 2019. All dollar amounts are reflected in Canadian dollars.
(4)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269, being the annual average of the Bank of Canada rates for 2019.
(5)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = C$1.4855, being the annual average of the European Central Bank rates for 2019.

The Compensation Committee determined, and the Board accepted and approved, a total cash incentive bonus pool in the amount of C$640,410 in respect of 2019 that may be paid to our non-executive employees at the discretion of the Chief Executive Officer. We have a discretionary bonus plan for non-executive employees. The non-executive employees, in the discretion of the Compensation Committee and the Board, are entitled to receive a target annual cash incentive bonus value, which is expressed as a percentage of base salary. The annual cash incentive bonus value is based upon the achievement of corporate objectives approved by the Board and the individual performance of each non-executive employee. The Compensation Committee may, in its discretion, determine that an annual incentive value in the amounts determined pursuant to the formula, lesser or greater amounts, or no annual incentive amount at all, will be awarded.

Equity-Based Incentives

The Board and the Compensation Committee believe that in order to (i) assist us in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in our service, (ii) create a greater commonality of interests between such employees and directors and our shareholders through incentive compensation based on the value of our Common Shares and (iii) where appropriate, provide such employees and directors an incentive to create or realize value for our shareholders through potential partnership opportunities, licensing transactions or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include equity-based compensation that is at least competitive with peer companies, including the comparator group. Our equity-based compensation currently is made in the form of Options granted under the Option Plan and RSUs granted under the RSU Plan.

We do not have share ownership guidelines or share retention requirements for directors or executive officers. We do not have a policy which prohibits executive officers or directors purchasing financial instruments for the purpose of hedging or offsetting a decrease in market value of our equity securities. None of the NEOs or directors purchased any such instruments during the most recently completed financial year or hold any such instruments.

The Compensation Committee and the Board remain committed to the motivation and reward of executives for our long-term performance and the retention of our key employees and will continue to seek ways to assure the alignment of our compensation program and strategy with shareholder interests.

Incentive Stock Option Plan

The Option Plan was approved by our shareholders in May 2018. Under the Option Plan, the Board may, in its discretion, grant Options to purchase Common Shares to directors, officers, employees, contractors and consultants of us or any of our subsidiaries. In addition, the Chief Executive Officer, provided he or she at such time is a director of us, may in his or her discretion, subject to certain limitations and periodic review of the Compensation Committee, grant Options to purchase Common Shares to employees of us or any of our subsidiaries. The exercise price of Options granted under the Option Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. The vesting terms of Options are established at the time of grant. For a more complete description of the Option Plan, please see “Securities Authorized for Issuance Under Equity Compensation Plans – Summary of Stock Option Plan.”

As described above, we make annual grants of Options under the Option Plan on a prospective, going-forward basis. The Options granted to executive officers and other key employees are typically granted by the Board, based on the recommendations of the Compensation Committee. In addition, grants of Options are also made to non-management directors. In determining whether or not to make option grants, the Board, the Compensation Committee and the Chief Executive Officer take into account previous and other awards of equity-based compensation to the grantees and others. In granting Options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the value that the Board wishes to grant as equity-based compensation and then determines the number of the Options to be granted based on the estimated fair value of the Options. The fair value of the Options is calculated based on a standard Black-Scholes-Merton model, which the Compensation Committee and the Board conclude produces a meaningful and reasonable estimate of fair value.

The number of Options granted to the NEOs in 2019 was as follows:

Mark Corrigan	1,000,000
William Hunter	20,000
Justin Renz	175,000
Sheila Grant	100,000
Hugues Sachot	—
David McMasters	100,000

Our annual burn rate under the Option Plan and the Predecessor Option Plan was 3.7% in 2017, 3.1% in 2018 and 3.6% in 2019. The burn rate is calculated by dividing the number of stock options granted under the Option Plan or Predecessor Option Plan, as applicable, during the year by the weighted average number of Common Shares or Predecessor Shares outstanding for the year.

RSU and Phantom Share Unit Plan

The RSU Plan was approved by our shareholders in May 2018. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to directors, employees and eligible consultants of us or any of our subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

The RSU Plan was established to assist us in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the issuance of share units to participants under the plan, to better align the interests of participants with the long-term interests of shareholders.

RSUs were not granted to NEOs in 2019.

A Phantom Share Unit Plan (“PSU Plan”) was established to assist us in the recruitment and retention of highly qualified employees and consultants by providing a means to reward superior performance, to motivate participants under the PSU Plan to achieve important corporate and personal objectives and, through the issuance of PSUs to participants under the PSU Plan, to better align the interests of participants with the long-term interests of shareholders. Only employees and consultants that are not eligible for RSUs in their local jurisdiction are eligible under the PSU Plan. No PSUs shall be paid out or settled by the issuance or provision of shares or any other securities of the Company. Each PSU awarded conditionally entitles the participant to receive the cash equivalent of the closing market value of the units upon the attainment of the PSU vesting criteria.

A total of 50,375 PSUs were granted to Hugues Sachot in 2019.

Our annual burn rate under the RSU Plan and Predecessor RSU Plan was 0.2% in 2017, 0.2% in 2018 and 0.3% in 2019. The burn rate is calculated by dividing the number of RSUs granted under the RSU Plan or Predecessor RSU Plan, as applicable, during the year by the weighted average number of Common Shares or Predecessor Shares outstanding for the year.

Compensation Risk Review

The Compensation Committee has reviewed our compensation policies and practices and considered whether they might, or are reasonably likely to, encourage executives and other employees to take inappropriate or excessive risks and whether any of our compensation policies or practices might present or could give rise to the material risks to us or otherwise affect the risks faced by us, and management of those risks. The Compensation Committee intends to conduct such a review on an annual basis.

The mandate of the Board includes, as part of its ongoing stewardship functions, identifying and documenting the financial risks and other risks we must face in the course of our business, and ensuring that such risks are appropriately managed, and that appropriate processes for risk assessment, management and internal control are in place. In connection with its review, the Compensation Committee considers the financial and other risks identified by the Board, as well as our internal controls and other policies and practices for management of such risks and, in particular, considers whether there may be any risks arising from our compensation policies and practices that may reasonably be likely to have a material effect on us.

The Compensation Committee believes that our compensation policies and practices encourage and reward prudent and responsible actions and appropriate risk taking over the long-term to increase shareholder value, and should not lead to irresponsible or excessive risk taking which may have potential to increase short-term revenues or profits at the expense of achieving our long-term strategic goals and objectives. The Compensation Committee has concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on us. The Compensation Committee will periodically reassess risk if compensation policies should change as a result of business needs.

As part of its consideration and deliberations, the Compensation Committee considered, among other things, the following:

•	The role and responsibilities of senior management in risk assessment, risk management and internal controls.

•	The role of the Board in identifying the risks we face and ensuring that such risks are appropriately managed.

•

The corporate and personal objectives that are considered and assessed as part of the determination of the amount of the annual incentive amount for executive officers and whether such objectives are likely to motivate executives and employees to take appropriate and responsible risks which are consistent with our long-term growth, and not encourage irresponsible or excessive risks which have the potential to increase short-term revenues or profits at the expense of achieving our long-term strategic goals and objectives.

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

•	The extent to which our compensation expense to executive officers is a significant percentage of our revenues.

•	The extent to which incentive compensation may be awarded by us upon accomplishment of tasks where risks to us from such tasks may extend over a significantly longer time period.

•	The extent to which our executive compensation policies and practices may reward short-term rather than long-term objectives.

•	The maximum annual incentive value that senior executives are entitled to receive, subject to and in the discretion of the Compensation Committee and Board.

•

Policies and practices we use to identify and mitigate compensation policies and practices that could encourage executive officers and other employees to take inappropriate or excessive risks, including our executive compensation recovery policy.

Executive Compensation Recovery Policy

We have in place a policy pursuant to which, in the event the Compensation Committee or the Board determines that one or more of our executives have engaged in fraud, theft, embezzlement, serious misconduct or negligence, irrespective of whether it directly caused or directly contributed to the need for a material restatement of our financial results, the Compensation Committee will review all incentive-based compensation awarded to executives. The Compensation Committee will oversee a Recovery Committee which may in its sole discretion, seek to recover all or a portion of the incentive-based compensation awarded or received during the previous 36-months.

Compensation of Executive Officers

The following table provides a summary of the total compensation earned during the years ended December 31, 2019, December 31, 2018, and December 31, 2017, for the each of our NEOs.

Summary Compensation Table(1)

					Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary (C$)	Share- based awards (C$)(2)	Option- based awards (C$)(3)	Annual incentive plans (C$)(4)		Long-term incentive plans (C$)	Pension value (C$)	All other compensation (C$)(11)	Total compensation
Mark Corrigan Chief Executive Officer(5)	2019	551,493	Nil	2,176,130	275,746	(12)	Nil	Nil	53,877	3,057,246
William L. Hunter President and Chief Executive Officer(6)	2019	137,978	Nil	32,641	121,391		Nil	Nil	65,966	357,976

	2018	685,500	Nil	549,876	582,675		Nil	Nil	Nil	1,818,051
	2017	669,500	Nil	749,856	200,00		Nil	Nil	Nil	1,619,356
Justin Renz President & Chief Financial Officer(7)	2019	583,836	Nil	482,854	145,959	(12)	Nil	Nil	Nil	1,212,649

	2018	518,280	Nil	180,019	187,877		Nil	Nil	Nil	886,176
	2017	320,592	Nil	606,548	103,239		Nil	Nil	Nil	1,030,379
Sheila M. Grant Chief Operating Officer(8)	2019	408,700	Nil	277,797	81,740	(12)	Nil	Nil	Nil	768,237

	2018	396,800	Nil	152,743	150,800		Nil	Nil	Nil	700,343
	2017	310,000	Nil	234,330	93,000		Nil	Nil	Nil	637,330
Hugues Sachot Chief Commercial Officer(9)	2019	493,186	261,358	Nil	98,637	(12)	Nil	Nil	Nil	853,181

	2018	493,232	139,790	Nil	167,469		Nil	Nil	Nil	800,491
	2017	461,381	173,834	Nil	73,235		Nil	Nil	Nil	708,450
David McMaster Corporate General Counsel(10)	2019	440,531	Nil	275,917	88,106	(12)	Nil	Nil	Nil	804,554

	2018	417,863	Nil	150,016	141,879		Nil	Nil	Nil	709,758
	2017	409,059	Nil	231,034	98,044		Nil	Nil	Nil	738,137

Notes:

(1)

All dollar amounts in the Summary Compensation Table and footnotes are reflected in Canadian dollars. The average rates of exchange used to convert U.S. dollar amounts to Canadian dollar amounts for the respective fiscal years were: 2019 – 1.3269; 2018 – 1.2957; 2017 – 1.2986.

(2)

Share-based awards represent the fair value of PSUs granted in the year under the PSU Plan. The fair value of the PSUs is calculated as the number of PSUs granted multiplied by the grant date fair market value.

(3)

Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan and Predecessor Option Plan. The fair value of Options granted is calculated as of the grant date using the Black-Scholes option pricing model. Under this method, the weighted average fair value of Options granted to the NEOs in 2019 was 2.45; 2018 - $1.21 ; 2017 - $1.92 using the following assumptions:

	2019	2018	2017
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	71.6%	61.5%	64.5%
Risk-free interest rate	2.0%	2.3%	1.1%
Expected life of options (in years)	3.9	4.0	3.7

There is no dividend yield because we do not pay, and do not intend to pay, cash dividends on the Shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the Options being valued. The expected life of options represents the period of time that the Options are expected to be outstanding based on historical data of optionholder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation accordingly.

(4)	Non-equity annual incentive plan compensation relates to discretionary cash bonuses that were granted to NEOs for the respective fiscal years.
(5)	Dr. Mark Corrigan was appointed Chief Executive Officer on March 14, 2019.
(6)

Dr. William Hunter was appointed interim Chief Executive Officer on July 3, 2012 and Chief Executive Officer on a full-time basis in March 2013. He served on the Board as an independent director until his appointment as interim Chief Executive Officer on July 3, 2012 and has served since that time as a non-independent director. Dr. Hunter did not receive any fees relating to his position as a director in 2014, 2015, 2016, 2017 or 2018. Dr. Hunter resigned on March 13, 2019 as Chief Executive Officer.

(7)	Mr. Renz was appointed Chief Financial Officer on May 16, 2017. He was appointed President and Chief Financial Officer on January 1, 2019.
(8)	Ms. Grant was appointed Chief Operating Officer on March 26, 2013.
(9)	Mr. Sachot was Senior Vice President, Sales from June 22, 2015 to May 15, 2017, at which time he was appointed Chief Commercial Officer.
(10)	Mr. McMasters was appointed Corporate General Counsel on November 1, 2012.
(11)	Fees earned as a director.
(12)	These cash incentive bonuses were earned in 2019 but are payable upon the closing of a corporate sale transaction.

Outstanding Option-Based and Share-Based Awards

The following tables set forth, for each NEOs, all of the option-based and share-based grants and awards outstanding on December 31, 2019.

	Option-based awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money Options as at Dec. 31, 2019 ($)
Mark H. Corrigan	14,000	11.66		June 22, 2020	Nil
	12,500	4.09	(1)	August 10, 2021	Nil
	12,500	5.20	(1)	August 13, 2022	Nil
	20,000	4.88	(1)	June 19, 2023	Nil
	600,000	5.19	(1)	March 15, 2024	Nil
	400,000	5.19	(1)	June 25, 2024	Nil

William L. Hunter	130,000	10.35		March 26, 2020	Nil
	450,000	2.49		March 13, 2021	Nil
	400,000	4.01		March 13, 2021	Nil
	250,000	6.15		March 13, 2021	Nil
	20,000	3.00		June 25, 2024	Nil

Justin Renz	275,000	4.82	(1)	May 18, 2022	Nil
	150,000	2.53	(1)	March 23, 2023	Nil
	175,000	5.19	(1)	March 15, 2024	Nil

Sheila M. Grant	32,700	10.35		March 26, 2020	Nil
	75,000	6.15		June 21, 2021	Nil
	125,000	4.01		March 21, 2022	Nil
	125,000	2.49		March 23, 2023	Nil
	100,000	5.23		March 15, 2024	Nil

Hugues Sachot	32,700	10.35		March 26, 2020	Nil

David McMasters	32,700	10.35		March 26, 2020	Nil
	75,000	6.42	(1)	June 21, 2021	Nil
	125,000	4.02	(1)	March 21, 2022	Nil
	125,000	2.53	(1)	March 23, 2023	Nil
	100,000	5.19	(1)	June 25, 2024	Nil

Name	Number of shares or units of shares that have not vested (#)	Market or pay-out value of share-based awards that have not vested ($)	Market or pay-out value of vested share-based awards not paid out or distributed ($)
Mark H. Corrigan	Nil	Nil	Nil
William L. Hunter	Nil	Nil	Nil
Justin Renz	Nil	Nil	Nil
Sheila M. Grant	Nil	Nil	Nil
Hugues Sachot	81,112	43,800	Nil
David McMasters	Nil	Nil	Nil

(1)

These stock options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269 being the annual average of the Bank of Canada rates for 2019.

Value Vested or Earned During Fiscal 2019

The following table sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the year ended December 31, 2019.

Name	Option-based awards – Value vested during 2019 ($)	Share-based awards – Value vested during 2019 ($)	Non-equity incentive plan compensation - Value earned during 2019 ($)
Mark H. Corrigan	Nil	Nil	275,746(1)
William L. Hunter	1,042,303	Nil	121,391
Justin Renz	33,388(1)	Nil	145,949(1)
Sheila M. Grant	32,845	Nil	81,740
Hugues Sachot	Nil	61,587	98,637(2)
David McMasters	32,065(1)	Nil	88,106(1)

(1)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269, being the annual average of the Bank of Canada rates for 2019.
(2)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = C$1.4855, being the annual average of the European Central Bank rates for 2019.

Pension Plan Benefits

We do not provide retirement benefits for directors and officers.

Employment Contracts with Named Executive Officers

We have entered into employment agreements with each of the NEOs listed below.

Mark Corrigan

On March 14, 2019, Dr. Mark Corrigan was appointed our Chief Executive Officer. Dr. Corrigan received an annual salary of US$525,000 and was eligible for an annual discretionary performance bonus. Dr. Corrigan was granted 1,000,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Dr. Corrigan is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between us and Dr. Corrigan are met. He is entitled to six weeks of paid vacation each year. Dr. Corrigan’s salary is reviewed annually by us.

William Hunter

On July 3, 2012, Dr. William Hunter was appointed our interim Chief Executive Officer and President and was to devote his best efforts and at least 60% of all of his business time to the performance of his duties. In March 2013, Dr. Hunter was appointed full-time President and Chief Executive Officer. With this appointment, Dr. Hunter’s annual salary was increased to $550,000. In addition, Dr. Hunter was granted 150,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant, and 50,000 incentive stock options which will vest only if certain performance condition is met. Effective January 1, 2014, Dr. Hunter’s annual salary was increased to $650,000. In August 2014, Dr. Hunter was granted 100,000 incentive stock options which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Under an employment agreement dated January 1, 2015, Dr. Hunter’s annual salary was increased to $669,500. In 2015, Dr. Hunter was granted 130,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. There was no change to Dr. Hunter’s salary in 2016. In 2016, Dr. Hunter was granted 250,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2017, Dr. Hunter was granted 400,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Effective January 1, 2018, Dr. Hunter’s annual salary was increased to $685,500. In 2018, Dr. Hunter was granted 450,000 incentive stock options, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. In 2019, Dr. Hunter was granted 20,000 incentive stock options which vested immediately. On January 1, 2019, Dr. Hunter resigned as President and on March 13, 2019, Dr. Hunter resigned as our Chief Executive Officer. Upon resignation, Dr. Hunter received payments in accordance with his employment agreement and all outstanding unvested stock option grants vested immediately with a 24-month exercise period for all outstanding grants. Dr. Hunter was eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between us and Dr. Hunter were met. He was entitled to six weeks of paid vacation each year. Dr. Hunter’s salary was reviewed annually by us. Subsequent to Dr. Hunter’s resignation, in 2019 Dr. Hunter was granted 20,000 incentive stock options which vested immediately based on his role as a non-executive member of the Board.

Justin Renz

Mr. Justin Renz was appointed our Chief Financial Officer May 16, 2017. Mr. Renz received an annual salary of US$395,000 and was entitled to a signing bonus and eligible for an annual discretionary performance bonus. On January 1, 2019, Mr. Renz was appointed our President and Chief Financial Officer. His annual salary was increased to US$440,000. Mr. Renz was granted 275,000, 150,000, 175,000 and nil incentive stock options in 2017, 2018, 2019 and 2020, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. Renz is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between us and Mr. Renz are met. He is entitled to four weeks of paid vacation each year. Mr. Renz’s salary is reviewed annually by us.

Sheila Grant

Ms. Sheila Grant was appointed our Chief Operating Officer on March 26, 2013, devoting 80% of her business time to perform her duties, in consideration for an annual salary of $228,000. In October 2017, Ms. Grant agreed to devote 100% of her business time to perform her duties in consideration for an annual salary of $387,500. Ms. Grant received grants of 75,000, 125,000, 125,000, 100,000 and nil incentive stock options in 2016, 2017, 2018, 2019 and 2020, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Ms. Grant is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between us and Ms. Grant are met. She is entitled to six weeks of paid vacation each year. Ms. Grant’s salary is reviewed annually by us.

Hugues Sachot

On December 31, 2013, Mr. Hugues Sachot was appointed Senior Vice President, International. Mr. Sachot received annual compensation of EUR 280,000 from his consulting agreement and was entitled to a signing bonus and eligible for an annual discretionary performance bonus. Mr. Sachot assumed the position of Senior Vice President, Sales on June 22, 2015. On January 1, 2016, Mr. Sachot signed an employment agreement, with his annual compensation increasing to EUR 300,000 from his consulting and employment agreements. On May 15, 2017, he was appointed Chief Commercial Officer. In 2016, 2017, 2018, 2019 and 2020, Mr. Sachot received grants of 25,596, 42,922, 46,106, 50,375 and nil PSUs, respectively, which vest over three years on the anniversary date of each grant in equal instalments. Mr. Sachot is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between us and Mr. Sachot are met. He is entitled to six weeks of paid vacation each year. Mr. Sachot’s salary is reviewed annually by us.

David McMasters

On November 1, 2012, Mr. David McMasters was appointed Corporate General Counsel. Mr. McMasters received an annual salary of US$315,000. Mr. McMasters received grants of 75,000, 125,000, 125,000, 100,000 and nil incentive stock options in 2016, 2017, 2018, 2019 and 2020, respectively, which vest over three years on the last day of each month in equal instalments, commencing from the date of grant. Mr. McMasters is eligible for discretionary annual cash bonuses and stock option grants, if certain milestones agreed to between us and Mr. McMasters are met. He is entitled to six weeks of paid vacation each year. Mr. McMasters’s salary is reviewed annually by us.

Estimated Termination Payments

Dr. Mark Corrigan has an employment agreement with indefinite terms and may be terminated by him upon at least 60 days’ written notice, in which case he will be entitled to receive any unpaid salary earned by him up to the last day of employment, accrued vacation, expenses incurred up to the date of termination, and, contingent on execution of a release of claims in our favor, bonus owed (including, if applicable, a prorated bonus, if any, earned in respect of the fiscal year in which his employment is terminated). Should his employment be terminated by us without cause, or, be terminated by Dr. Corrigan for good reason (as defined in his employment agreement), he is entitled to receive, among other things, any unpaid salary earned by him up to the last day of employment, accrued vacation, expenses incurred up to the date of termination, and, contingent on execution, delivery and non-revocation of a release of claims in our favor, (i) bonus owed with respect to any fiscal year prior to the year in which his employment is terminated, (ii) a bonus for 2019 of US$207,812.50 contingent on certain performance criteria outlined by the Board, (iii) a lump sum severance payment equal to 24 months of salary, (iv) an additional fixed bonus amount equivalent to 50% of his base salary, and (v) amounts for benefits (such amounts to which Dr. Corrigan is entitled, collectively, the “Corrigan Termination Payments”). If upon or within 24 months of a change of control of the Company, his employment is terminated by us for any reason other than for just cause, or, is terminated by Dr. Corrigan for good reason (as defined in his employment agreement), he is entitled to receive, in addition to the Corrigan Termination Payments, and contingent on execution, delivery and non-revocation of a release of claims in favor of the Company, a further lump sum amount equal to one-year base salary. For Options granted to Dr. Corrigan, in all cases, except for termination for just cause, all unvested Options that otherwise would have vested during the 24-month period following the last day of employment, will vest immediately, and if applicable, he may exercise such Options at any time within the 24-month period following the last day of employment.

Mr. Justin Renz, Ms. Sheila Grant and Mr. David McMasters have employment agreements with indefinite terms and may be terminated by them upon at least 60 days’ written notice, in which case they will be entitled to receive any unpaid salary earned by the executive up to the last day of employment, accrued vacation and bonus owed (including, if applicable, a prorated bonus, if any, earned in respect of the fiscal year in which his employment is terminated) and expenses incurred up to the date of termination. Should their employment be terminated by us without cause, or, be terminated by the executive for good reason (as defined in the executive’s employment agreement), they are entitled to receive, among other things, any unpaid salary earned by them up to the last day of employment, accrued vacation, expenses incurred up to the date of termination, and (i) bonus owed with respect to any fiscal year prior to the year in which their employment is terminated, (ii) a lump sum severance payment equal to 24 months of salary, (iii) bonus equivalent to the annualized average of the previous three years’ bonus payments received by the executive, and (iv) amounts for benefits (such amounts to which each of the executives is entitled, collectively, the “Non-CEO Termination Payments”). If upon or within 24 months of a change of control of the Company, their employment is terminated by us for any reason other than for just cause, or, is terminated by Mr. Renz, Ms. Grant and Mr. McMasters for good reason (as defined in each executive’s employment agreement), they are entitled to receive, in addition to the Non-CEO Termination Payments, a lump sum severance amount equal to two times the greater of (i) the average of the bonus made to the executive in each of the two immediately preceding fiscal years, and (ii) the amount of the executive’s target bonus opportunity for the fiscal year in which the executive’s employment is terminated. For Options granted prior to January 1, 2019, in all cases, except for termination with cause, all unvested Options held by Mr. Renz, Ms. Grant and Mr. McMasters will vest immediately on their last day of employment and if applicable, they may exercise such Options at any time within the 24-month period following the last day of employment. For Options granted subsequent to January 1, 2019 to Mr. Renz, Ms. Grant and Mr. McMasters, (i) if their employment is terminated by them for good reason (as defined in each executive’s employment agreement), all unvested Options that otherwise would have vested during the 24-month period following the last day of employment, will vest immediately, and if applicable, they may exercise such Options at any time within the 24-month period following the last day of employment; or (ii) if terminated by us for any reason other than for just cause, such Options, that otherwise would have vested during the six-month period following the last day of employment will immediately vest, and if applicable, they may exercise such Options at any time within the six-month period following the last day of employment.

Mr. Hugues Sachot’s employment and consulting agreements have indefinite terms and may be terminated by Mr. Sachot upon at least 90 days’ written notice. Should Mr. Sachot’s agreements be terminated by us without cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 12 months of salary and all unvested Options held by Mr. Sachot will vest pursuant to an accelerated schedule over 12 months. Following a change of control of the Company, if Mr. Sachot’s agreements are terminated by us for any reason other than for just cause, he is entitled to receive any salary and bonus owed and expenses incurred up to the date of termination. In addition, he is entitled to a lump sum severance payment equal to 24 months of salary and car cost, and one year’s bonus. All unvested Options held by Mr. Sachot will vest immediately on his last day of employment.

The table below reflects amounts that would have been payable to each NEO if his or her employment had been terminated on December 31, 2019, either (i) without cause or (ii) following or in connection with a change of control.

	Termination Without Cause					Termination Following Change of Control(1)
Name	Severance ($)		Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)		Severance ($)		Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
Mark Corrigan	1,668,991	(3)	—	63,691	(3)	2,438,179	(3)	—	95,537	(3)
William Hunter(5)	—		—	—		—		—	—
Justin Renz	1,315,621	(3)	—	63,691	(3)	1,899,457	(3)	—	95,537	(3)
Sheila M. Grant	925,913		—	48,000		1,252,873		—	72,000
Hugues Sachot	653,930	(4)	—	—		1,158,839	(4)	—	31,803	(4)
David McMasters	992,256	(3)	—	63,691	(3)	1,344,680	(3)	—	95,537	(3)

Notes:

(1)	Represents the amount each NEO would be entitled to receive if his or her employment with us was terminated upon completion of a change of control.
(2)	Represents the value of unvested in-the-money Options that will vest upon termination of employment as at December 31, 2019.
(3)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn.$1.3269, being the annual average of the Bank of Canada rates for 2019.
(4)	The exchange rate used for conversion of EURO into Canadian dollars was EUR 1.00 = Cdn.$1.4855, being the annual average of the European Central Bank rates for 2019.
(5)	Dr. Hunter resigned on March 13, 2019 and would not receive a termination payment following a change of control.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

We maintain directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. For the policy year ended December 15, 2019, such insurance provided for an aggregate of US$30,000,000 annual protection against liability (less a deductible of up to US$1,500,000 payable by us depending on the nature of the claim). For the policy year ending December 15, 2020, we extended the term of US$15,000,000 of the previous year’s policy, (less a deductible of up to US$5,000,000 payable by us depending on the nature of the claim). The annual premium paid by us for this extension of insurance is US$1,531,000. We have also entered into indemnity agreements with our directors and senior officers to provide certain indemnification to such directors and senior officers, as permitted by the CBCA.

On December 13, 2019, we notified our insurers of a claim against the above-mentioned insurance. On December 12, 2019, a putative securities class action complaint was filed against us and certain of our current and past officers in the United States District Court for the Southern District of New York. The Court appointed co-lead plaintiffs on February 25, 2020. The complaint purports to be on behalf of investors who purchased or otherwise acquired Correvio securities during the period October 23, 2018 to December 5, 2019, inclusive, and we damaged thereby.

The complaint alleges, among other things, that we made materially false and misleading statements and omissions regarding our business, operational and compliance policies. Specifically, the complaint alleges that we made false and/or misleading statements and/or failed to disclose that data supporting the resubmitted NDA for BRINAVESS did not minimize the significant health and safety issues observed in connection with the drug’s original NDA and that the foregoing substantially diminished the likelihood that the FDA would approve the resubmitted NDA, which purportedly artificially inflated the market value of our securities. An amended complaint is due on May 1, 2020.

The plaintiffs have not specified an amount of alleged damages in the action. Because this action is in the early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. We believe that the claims asserted in the complaint are without merit and intends to defend the lawsuit vigorously.

Compensation of Directors

Director Compensation Table

For the most recently completed fiscal year, each non-management director of the Company received total compensation for services provided to us in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned (C$)	Share- based awards (C$)	Option- based awards (C$)(3)	Non-equity incentive plan compensation (C$)	Pension value (C$)	All other compensation (C$)	Total (C$)
W. James O’Shea(2)	143,712	Nil	40,351	Nil	Nil	Nil	184,063
Richard M. Glickman(4)	118,653	Nil	32,641	Nil	Nil	Nil	151,294
Vanda De Cian	66,139	Nil	90,845	Nil	Nil	Nil	156,984
Arthur H. Willms(5)	106,163	Nil	32,641	Nil	Nil	Nil	138,804
Robert J. Meyer	126,094	Nil	32,281	Nil	Nil	Nil	158,375

Notes:

(1)

All dollar amounts in the Director Compensation Table and footnotes are reflected in Canadian dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn. $1.3269, being the annual average of the Bank of Canada rates for 2019.

(2)	Chairman of the Board and Chair of the Corporate Governance and Nomination Committee.
(3)

Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Black-Scholes valuation factor ($2.04).

(4)	Chair of the Compensation Committee.
(5)	Chair of the Audit Committee.

Effective January 2014, the Board, based on a recommendation of the Compensation Committee, set the annual retainer fee payable to non-management directors, other than the Chair of the Board and the Lead Independent Director, for acting as board members at US$25,000 and the annual retainer payable to the Chair of the Board and the Lead Independent Director at US$75,000. The additional annual retainer for each of the Chairs of the Audit Committee and Corporate Governance and Nominating Committee was US$25,000. The Board also determined that the amount non-management directors were entitled to receive per teleconference Board or committee meeting was US$1,500 and for each Board or committee meeting attended in person was US$3,000. Effective June 2014, the Corporate Governance and Nominating Committee was separated into the Compensation Committee and the Corporate Governance and Nomination Committee upon the appointment of a sixth director. The annual retainer payable to the Chair of the Compensation Committee was US$25,000 and the annual retainer payable to the Chair of the Corporate Governance and Nomination Committee was US$15,000. Effective June 21, 2016, the role of Lead Independent Director was eliminated.

Based on the recommendation of the Compensation Committee and Mercer’s benchmarking analysis, effective January 1, 2018, the Board removed all compensation based on attendance of meetings and moved to a retainer-only compensation model. The annual retainer fee payable to non-management Board members was changed to US$50,000 and the retainer payable to the Chair of the Board was changed to US$90,000. The additional annual retainers for members of the Audit Committee and the Chair of the Audit Committee are US$13,000 and US$25,000, respectively. The additional annual retainers for members of the Compensation Committee and the Chair of the Compensation Committee are US$10,000 and US$25,000, respectively. The additional annual retainers for members of the GN Committee and the Chair of the GN Committee are US$7,000 and US$15,000, respectively. On December 10, 2019, the Board agreed to waive retainer fees going forward, until such time as the Board deems it appropriate to re-instate retainer fees.

In granting Options to non-management directors, the Board determines the number of Common Shares which the Board wishes the directors to have the right to acquire and then determines the value of the awards which are calculated applying a standard Black-Scholes-Merton model.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each of our non-management directors, all of the option-based and share-based awards outstanding on December 31, 2019.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in- the-money Options as at Dec. 31, 2019 ($)	Number of shares or units of shares that have not vested (#)	Market or pay-out value of share- based awards that have not vested ($)	Market or pay-out value of vested share- based awards not paid out or distributed ($)
W. James O’Shea	14,000	11.66		June 22, 2020	Nil	Nil	Nil	Nil
	17,500	4.09	(1)	August 10, 2021	Nil	Nil	Nil	Nil
	17,500	5.20	(1)	August 13, 2022	Nil	Nil	Nil	Nil
	25,000	4.88	(1)	June 19, 2023	Nil	Nil	Nil	Nil
	25,000	3.07	(1)	June 25, 2024	Nil	Nil	Nil	Nil

Richard M. Glickman	10,000	11.66		June 22, 2020	Nil	Nil	Nil	Nil
	12,500	4.01		August 10, 2021	Nil	Nil	Nil	Nil
	12,500	5.05		August 13, 2022	Nil	Nil	Nil	Nil
	20,000	4.85		June 19, 2023	Nil	Nil	Nil	Nil
	20,000	3.00		June 25, 2024	Nil	Nil	Nil	Nil

Vanda de Cian	30,000	5.19	(1)	March 15, 2024	Nil	Nil	Nil	Nil
	5,000	3.07	(1)	June 25, 2024	Nil	Nil	Nil	Nil

Arthur H. Willms	14,000	11.66		June 22, 2020	Nil	Nil	Nil	Nil
	12,500	4.01		August 10, 2021	Nil	Nil	Nil	Nil
	12,500	5.05		August 13, 2022	Nil	Nil	Nil	Nil
	20,000	4.85		June 19, 2023	Nil	Nil	Nil	Nil
	20,000	3.00		June 25, 2024	Nil	Nil	Nil	Nil

Robert J. Meyer	10,100	12.92	(1)	September 25, 2020	Nil	Nil	Nil	Nil
	12,500	4.09	(1)	August 10, 2021	Nil	Nil	Nil	Nil
	12,500	5.20	(1)	August 13, 2022	Nil	Nil	Nil	Nil
	20,000	4.88	(1)	June 19, 2023	Nil	Nil	Nil	Nil
	20,000	3.07	(1)	June 25, 2024	Nil	Nil	Nil	Nil

(1)

These stock options were granted in U.S. dollars. The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 – C$1.3269, being the annual average Bank of Canada rate for 2019.

Value Vested or Earned During 2019 Financial Year

The following table sets forth, for each of our non-management directors, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve-month period ended December 31, 2019.

Name	Option-based awards – Value vested during 2019 ($)		Share-based awards – Value vested during 2019 ($)	Non-equity incentive plan compensation – Value earned during 2019 ($)
W. James O’Shea	2,603		Nil	Nil
Richard Glickman	2,800		Nil	Nil
Vanda de Cian	531	(1)	Nil	Nil
Arthur H. Willms	2,800		Nil	Nil
Robert J. Meyer	2,123	(1)	Nil	Nil

(1)	The exchange rate used for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3269, being the annual average of the Bank of Canada rates for 2019.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2019, with respect to compensation plans under which our equity securities are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	Options – 4,696,200 RSUs – 123,131	Options - $4.81 RSUs - nil	Options – 2,226,579 RSUs – 1,261,425

Equity compensation plans not approved by securityholders	—	—	—

Total	Options – 4,696,200 RSUs – 123,131	Options - $4.81 RSUs - nil	Options – 2,226,579 RSUs – 1,261,425

Summary of Stock Option Plan

The Option Plan was approved by our shareholders in May 2018 and became effective on May 15, 2018. Pursuant to the Option Plan, the Board may, in its discretion, grant Options to purchase Common Shares of the Company to our directors, officers, employees, contractors and consultants or any of our subsidiaries. In addition, our Chief Executive Officer, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, grant Options to our employees or any of our subsidiaries.

Upon completion of the Cipher Arrangement on May 15, 2018, whereby we succeeded the reporting obligations of the Predecessor, each option (each, a “Predecessor Option”) to purchase common shares (“Predecessor Shares”) of the Predecessor pursuant to the stock option plan of the Predecessor (the “Predecessor Option Plan”) outstanding prior to the effective time of the Cipher Arrangement was deemed to be exchanged for one Option to purchase the number of Common Shares equal to the number of Predecessor Shares subject to the Predecessor Option immediately prior to the effective time. Each replacement Option has an exercise price equal to the exercise price of the Predecessor Option. The Option Plan is identical in every relevant respect to the Predecessor Option Plan.

The maximum number of Common Shares currently available for issue under the Option Plan is a rolling number equal to 12.5% of the Common Shares issued and outstanding at the time of grant. Under the Option Plan, the maximum number of Options issuable to insiders is restricted to 10% of the issued and outstanding Common Shares.

As at December 31, 2019, Options to purchase an aggregate of 4,696,200 Common Shares, representing approximately 7.8% of then outstanding Common Shares on a fully diluted basis (8.5% on a non-diluted basis), were outstanding and unexercised. The remaining number of Common Shares available to be issued pursuant to Options granted from and after December 31, 2019, was 2,226,579, representing approximately 3.7% of the issued and outstanding Common Shares on a fully diluted basis (4.0% on a non-diluted basis).

Subject to the provisions of the Option Plan, the Board or the Chief Executive Officer of the Company has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of Options granted under the Option Plan. The Board or the Chief Executive Officer of the Company establishes the exercise price of Options granted under the Option Plan at the time of grant, which price must be not less than the closing price of the Common Shares on the TSX on the date immediately preceding the date of the grant. Eligible persons (namely, any director, officer, employee, dependent contractor or consultant of the Company or any of our subsidiary companies (“Eligible Persons”)) granted Options under the Option Plan (“Participants”) may receive Options on more than one occasion and may receive Options having different terms on the same date.

The Board or the Chief Executive Officer of the Company establishes the vesting terms of Options at the time of grant. Replacement Options granted in exchange for Predecessor Options to officers, employees, consultants and contractors generally vest over three years, or over the contract term for contracts with a duration of less than three years, on the last day of each month in equal instalments, commencing from the date of grant.

The vesting periods for Options granted to officers and certain key individuals may be accelerated if certain performance conditions are met. Options granted to each non-executive director upon becoming a director of the Company vest over three years, with 25% vesting immediately and 25% vesting at the end of each 12-month period commencing from the date of the grant of the Options. Thereafter, annual Option grants made to non-executive directors vest immediately upon grant. All Options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Company. Future Options may be granted on similar terms or such other terms as the Board or the Chief Executive Officer of the Company may determine at the time of the grant, except all future Options must be exercised not later than five years from the date of grant (subject to extension pursuant to the terms of the Option Plan for Options that would otherwise expire during a blackout period).

The maximum number of Common Shares which may be reserved for issuance under Options to an individual Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the Option Plan or other securities based compensation arrangements (the “Outstanding Issue”). The following limits are placed on issuances of Options to insiders under the Option Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of our outstanding securities; (ii) the number of securities issued to insiders under all securities based compensation arrangements within a one-year period cannot exceed 10% of our total issued and outstanding securities; and (iii) the maximum number of Common Shares which may be issued to any one insider under the Option Plan within a one-year period is 5% of the Outstanding Issue.

The Option Plan includes a limit on non-employee director participation whereby the maximum number of Common Shares issuable under the Option Plan together with any Common Shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. In addition, under the Option Plan, the award value of all equity based awards that are to be settled by the issuance of Common Shares from treasury to any non-employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in Options.

Replacement Options granted in exchange for Predecessor Options granted under the Predecessor Option Plan must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the Chief Executive Officer of the Company; provided that the expiry date of any Option that expires during a trading blackout shall be extended to the tenth business day after the end of such blackout period. Options may be exercised on a basis whereby the optionholder receives the intrinsic value of the exercised Options (the difference between the aggregate market price of the Common Shares underlying the exercised Options and the aggregate exercise price of the Common Shares underlying the exercised Options) in the form of Common Shares issued from treasury. In addition, optionholders have a cash surrender right which entitles the holder, subject to such limitations, restrictions or conditions as may from time to time be determined by the Board or Chief Executive Officer, to surrender Options and receive the intrinsic value of the surrendered Options (the difference between the aggregate market price of the Common Shares underlying the surrendered Options and the aggregate exercise price of the Common Shares underlying the surrendered Options) in cash.

Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Option Plan, the Chief Executive Officer of the Company): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Company or any of its subsidiaries for any reason other than death, the Options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participant is restricted from trading pursuant to any policy of the Company prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Company, each Option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) Options are not assignable or transferable other than by will or the laws of decent or distribution; provided, however, that if a Participant dies prior to Options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the Options within twelve months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an Option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such Options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a U.S. citizen or resident, the Option Plan provides that, in certain circumstances, the Options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by us. Where this is the case, the terms of the Option Plan provide for certain additional restrictions. These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options. The Option Plan fixes the maximum number of Options that may be issued as incentive stock options at 575,000. The number of Common Shares issuable pursuant to Options granted under the Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval. The Option Plan requires shareholder approval for amendments to the Option Plan or Options granted under the Option Plan to:

(a)

increase the number of Common Shares that can be issued under the Option Plan, including an increase to the fixed maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of our outstanding capital represented by such securities;

(b)

reduce the exercise price or purchase price of outstanding Options (including cancellation of outstanding Options for the purpose of exchange for reissuance at a lower exercise price to the same person);

(c)

extend the expiry date of an Option (except for an extension to the expiry date of an Option if the Option expires during or within ten business days after a blackout period) or amend the Option Plan to permit the grant of an Option with an expiry date of more than five years from the day the Option is granted;

(d)

if at any time the Option Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, expand the class of eligible recipients of Options under the Option Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(e)

expand the transferability or assignability of Options (other than “incentive stock options,” the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the optionholder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the optionholder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the optionholder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(f)	amend the Option Plan to increase any maximum limit of the number of securities that may be:

(i)	issued to insiders of the Company within any one-year period; or

(ii)	issuable to insiders of the Company at any time,

which may be specified in the Option Plan, when combined with all of our other security based compensation arrangements, to be in excess of 10% of our total issued and outstanding securities, respectively;

(g)

if the Option Plan has a fixed maximum number of securities issuable, add or amend any provision that allows for the exercise of Options without cash consideration, whether the optionholder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, where the provision so added or amended does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Option Plan or, if the Option Plan does not have a fixed maximum number of securities issuable, the addition or amendment of any provision that allows for the exercise of Options without cash consideration where a deduction may not be made for the number of Common Shares underlying the Options from the Option Plan reserve; and

(h)	change the amendment provisions of the Option Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares or other securities reserved for issuance pursuant to the Option Plan or the number and kind of shares subject to unexercised Options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Option Plan in accordance with the section or sections of the Option Plan which provide for such increase, decrease, substitution, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consolidation of the Company, or for the amendment of such section or sections.

Under the Option Plan, the Board has authority to make without shareholder approval all other amendments to the Option Plan, including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Option Plan’s provisions or a change to the provisions relating to the administration of the Option Plan); (ii) changing provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by us to Participants or, if the Option Plan has a fixed maximum number of securities issuable, adding or amending provisions relating to a cashless exercise which provisions so added or amended provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Option Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of Options so long as the change does not permit us to grant an Option with an expiry date of more than five years or extend an outstanding Option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Option Plan; and (vi) certain changes to provisions on the transferability of Options (other than “incentive stock options,” the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Option Plan or any Option may be made that will materially prejudice the rights of any Participant under any Option previously granted to the Participant without the consent of such Participant.

Summary of RSU Plan

The RSU Plan was last approved by shareholders on May 9, 2018 and became effective on May 15, 2018. Pursuant to the RSU Plan, the Board may, in its discretion, award RSUs to our directors, employees and eligible consultants or any of our subsidiaries. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. In addition, the Chief Executive Officer of the Company, provided the Chief Executive Officer at such time is a director of the Company, may in his or her discretion, subject to certain limitations, award RSUs to employees of the Company or any of its subsidiaries.

Upon completion of the Cipher Arrangement in May 2018, each Predecessor restricted share unit (the “Predecessor RSUs”) was redeemed for a cash payment of an amount equal to its fair market value, as determined by the Board, and we adopted the RSU Plan. The RSU Plan is identical in every relevant respect to the Predecessor restricted share unit plan (the “Predecessor RSU Plan”) pursuant to which the Predecessor RSUs were issued.

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at our discretion). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the pay-out date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetic average of the closing price of the Common Shares traded on the TSX for the five trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the pay-out date, which shall be the third anniversary of the date of the grant or such other date as the Compensation Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired RSUs are available for future grants.

RSUs may be granted in accordance with the RSU Plan, provided the aggregate number of Common Shares that may be issued upon the pay-out of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 2.5% of the number of issued and outstanding Common Shares from time to time. There were 123,131 RSUs outstanding as of December 31, 2019, which represents approximately 0.2% of then outstanding Common Shares on a fully diluted basis (0.2% on a non-diluted basis). The remaining number of Common Shares available to be issued pursuant to RSUs granted from and after December 31, 2019 was 1,261,425, representing approximately 2.1% of the issued and outstanding Common Shares on a fully diluted basis (2.3% on a non-diluted basis).

The RSU Plan provides that the maximum number of Common Shares issuable to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to Insiders under the RSU Plan, together with any Common Shares issued to Insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding Common Shares.

The RSU Plan includes a limit on non-employee director participation whereby the maximum number of RSUs issuable under the RSU Plan together with any Common Shares issued pursuant to any other security based compensation arrangements of the Company to non-employee directors will not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. In addition, under the RSU Plan, the award value of all equity based awards that are to be settled by the issuance of Common Shares from treasury to any non-employee director may not exceed $150,000 per year per eligible director, of which a maximum of $100,000 may be awarded in Options.

Unless otherwise determined by us in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at our discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by us in our sole discretion. Vested RSUs will be paid out in accordance with their terms. All forfeited RSUs are available for future grants.

RSUs are not assignable or transferable other than by operation of law or upon death pursuant to a will or the laws of descent and distribution.

The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)

no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

(ii)	an extension of the expiry date for RSUs granted to Insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan.

No amendment of the RSU Plan or any RSU may be made that will materially prejudice the rights of any participant under any RSU previously granted to the participant without the consent by such participant.

C.     Board Practices

Item 6.A., “Directors and Senior Management” above, sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for our six NEO’s, Mark Corrigan, William Hunter, Justin Renz, Sheila Grant, Hugues Sachot and David McMasters, see Item 6.B “ Compensation .”

As of the date of this Annual Report, our non-management directors are not engaged in a contract providing for benefits upon termination of employment with the Company.

Audit Committee

The Audit Committee is comprised of three independent directors: Arthur H. Willms, Richard M. Glickman and W. James O’Shea. A description of the experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member may be found above under the heading “Directors and Executive Officers” in this Annual Report.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one “audit committee financial expert.” The Board has determined that Mr. Willms qualifies as an audit committee financial expert under such rules. In addition, all members of the Audit Committee are considered financially literate under applicable Canadian and U.S. laws and we provide continuing education to all Audit Committee members. On a regular basis, the Audit Committee performs and reviews a self-assessment. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under Item 6.A “ Directors and Senior Management .”

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

Compensation Committee

The Compensation Committee is comprised of Robert M. Glickman (chair), Arthur H. Willms and Vanda De Cian. Under SEC and Nasdaq rules, there are heightened independence standards for members of the Compensation Committee. All of our Compensation Committee members meet these heightened standards. For additional discussion of the roles and responsibilities of the Compensation Committee, see Item 6.B “ Compensation .”

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (the “GN Committee”) annually reviews the composition of the Board, including the age and tenure of individual directors. Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. It is the mandate of the GN Committee to identify and recommend qualified candidates for the Board.

The GN Committee aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide our long-term strategy and ongoing business operations.

In assessing whether identified candidates are suitable for the Board, the GN Committee considers: (i) the Board Diversity Policy; (ii) the competencies and skills considered necessary for the Board as a whole; (iii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iv) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the GN Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the GN Committee are independent in accordance with the mandate of the GN Committee.

It is the mandate of the GN Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors). With respect to the continuing education of directors, the GN Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

Statement of Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58 201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. We are also subject to National Instrument 52 110 – Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees. See “Item 6 – Directors, Senior Management and Employees – Audit Committee” for more information.

Our approach to corporate governance is set forth below.

Mandate of the Board

Our Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Company. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer, assess and approve the strategic direction of the Company, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports.

Composition of the Board

The Board is composed of seven directors, a majority of whom qualify as independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Of the directors, five are considered independent under Rule 5605(a)(2) of the Nasdaq listing standards. One director, William L. Hunter, was our Chief Executive Officer until March 14, 2019. He was succeeded by Mark. H Corrigan, another director.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Public Company Board Membership
Mark H. Corrigan	Novelion Therapeutics Inc.
Vanda De Cian	-
Richard M. Glickman	Aurinia Pharmaceuticals, ESSA Pharma Inc., Vigil Health Solutions Inc.
William L. Hunter	Rex Bionics Plc., Adherium Plc.
Robert J. Meyer	Chimerix Inc., Translate Bio, Inc.
W. James O’Shea	-
Arthur H. Willms	Naikun Wind Energy Group Inc., Pacific Autism Family Centre Foundation

Board of Directors Tenure

The Board has not adopted policies imposing an arbitrary term or retirement age limit in connection with individuals nominated for election as directors as it does not believe that such a limit is in the best interests of the Company at this time. The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives.

The GN Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Gender Diversity

The Board is committed to nominating the best individuals to fulfil director roles and executive officer positions. The Board believes that diversity is important to ensure that Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. The Company has adopted a Board Diversity Policy which outlines its approach to achieving and maintaining diversity on the Board. In addition to balancing skills, experience, independence, and knowledge, the Company will strive for the appropriate balance of diversity which takes into consideration the Designated Groups, as defined by the CBCA, namely, women, Aboriginal peoples, persons with disabilities and members of visible minorities.

The GN Committee is responsible for monitoring the implementation and effectiveness of the Board Diversity Policy. As such, the GN Committee assesses on a periodic basis and reports on the following to the Board:

•	The mix of diversity, talents, quality, and skills on the Board and in senior management positions; and

•	Progress made on diversity pursuant to the Board Diversity Policy.

Currently the Company has one female board member (representing 14% of the Board) and one female executive officer (representing 17% of the Company’s executive officers). The Company does not have representation from the other Designated Groups within the Board or within senior management. The Company has not adopted a target number or percentage (or range) for members of the Designated Groups to hold positions on the Board or to be members of senior management by a specific date. However, when assessing the composition of the Board or identifying suitable candidates for appointment or re-election to the Board, the GN Committee will:

•	Seek to include diverse candidates in any director search;

•	Periodically review Board recruitment and selection protocols to ensure diversity remains a component of all searches;

•	Review the need for mechanisms of board renewals; and

•	Consider the level of representation of the four designated groups on the Board.

Each year, the GN Committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The GN Committee aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Company’s long-term strategy and ongoing business operations.

The Company is a global company operating in twelve countries, representing more than fifteen nationalities and sixteen languages. No matter where it operates and across every aspect of the business, it strives to create a diverse and inclusive culture, reflecting a diversity of competencies, genders, races, ages, personal qualities, geographical representation, business and cultural background, experience and overall expertise. The Company’s commitment to diversity is further reflected in the Equal Employment Opportunity Policy, which recognizes the Company’s commitment to offer equal employment opportunities or practices without discrimination based on race, color, ancestry, place of origin, political belief, religion, sex, marital status, family status, physical or mental disability, sex, sexual orientation, gender identity or expression, age or criminal or summary conviction unrelated to employment.

When we hire executives, including the CEO and any executive officers reporting to the CEO, we consider all dimensions of diversity, including gender and non-gender representation. We do not establish specific diversity targets at the group executive level or the board due to the small size of this group and the need to carefully consider a broad range of criteria. We believe that embracing diversity involves continually seeking to learn, engage, reflect and act in order to ensure we are meeting the needs of all our stakeholders.

Ethical Business Conduct

We have adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Company and each of its subsidiaries. Additionally, consultants and contractors for the Company are expected to abide by the Code. The Code is disclosed on our website at: www.Correvio.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

We are committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to our employees on a continuous basis.

Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Assessments

It is the Board’s mandate, in conjunction with the GN Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management. It is the responsibility of the GN Committee to assess our contingency plan for management succession.

D.    Employees

As of December 31, 2019, we had approximately 133 employees located in various countries in Europe, Chadds Ford, Pennsylvania, and Vancouver, British Columbia. None of our employees are represented by a collective bargaining agreement and we have never experienced any work stoppage. We consider our relations with our employees to be good. In addition, we view our employees as an important competitive advantage. Thus far, we have been successful in retaining our key employees including members of our management team. See “Risk Factors – We are dependent upon our key personnel to achieve our business objectives.”

The following table sets forth the total number of our employees at December 31, 2019, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	2019	2018	2017
Employees and consultants by category of activity:
Management	6	6	6
Administration	127	132	157
Total Number of Employees	133	138	163
Employees and consultants by geographic location:
Canada	22	26	41
United States	16	16	16
Europe	95	96	129
Total Number of Employees and Consultants	133	138	186

E.    Share Ownership

As at April 28, 2020, as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over 1,194,909 common shares being 1.8% of the 66,191,819 common shares issued and outstanding.

The following table states the number of common shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at April 28, 2020.

Name of Beneficial Owner	common shares	Percent of common shares (1)
Mark H. Corrigan	10,000	0.02%
Richard M. Glickman	14,444	0.02%
William L. Hunter	1,020,881	1.54%
Robert J. Meyer	—	0.00%
W. James O’Shea	25,000	0.04%
Arthur H. Willms	18,000	0.03%
Justin Renz	50,000	0.08%
Sheila M. Grant	12,991	0.02%
David McMasters	29,093	0.04%
David Dean	14,500	0.02%
Hugues Sachot	—	0.00%

(1)	Based on an aggregate total of 66,191,819 common shares.

Except as disclosed below, there are no common shares held in escrow.

Designation of class	Number of Securities Held in Escrow	Percentage of Class
common shares	1,194,909	1.8%

Voting Agreements

In connection with the ADVANZ Arrangement Agreement, each of the directors and senior officers of Correvio (the “Supporting Shareholders”) entered into a voting agreement with Mercury (the “Voting Agreement”). The Voting Agreement sets forth, among other things, the agreement of such directors and senior officers to vote their common shares of the Company and, if applicable, any Options, RSUs and PSUs they hold, FOR the special resolution (the “Arrangement Resolution”) approving, among other things, the Proposed Arrangement and the ADVANZ Arrangement Agreement. involving the Company and Mercury under Section 192 of the CBCA.

The Voting Agreement requires from the Supporting Shareholders: voting support in favor of the Proposed Arrangement, prohibits certain actions that would reasonably result in an alternative acquisition proposal except as permitted pursuant to the ADVANZ Arrangement Agreement, imposes a contractual hold period on securities held by the Supporting Shareholders expiring upon completion of the Proposed Arrangement, or upon earlier termination of the Voting Agreement, prohibits any actions that would reasonably be expected to adversely affect the success of the Proposed Arrangement, requires the delivery of proxies to Mercury and prohibits the exercise of any dissent rights in connection with the Proposed Arrangement.

Each Supporting Shareholder has agreed to vote his or her owned (directly or indirectly) securities, to the extent he or she is so entitled, FOR the Arrangement Resolution. Under the terms of the Voting Agreement, Mercury has acknowledged that each Supporting Shareholder is bound under the Voting Agreement only in such person’s capacity as a securityholder of the Company, and not in his or her capacity as a director or officer.

The Voting Agreement automatically terminates in the event the ADVANZ Arrangement Agreement is terminated in accordance with its terms.

Item 6.B., “Compensation” above sets out information regarding options granted to members of the Board and describes arrangements for involving employees in the capital of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

We are a publicly held company, with our shares held by residents of the United States, Canada and other countries. As a reporting issuer under the securities acts of each provinces of Canada, only certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are required to file insider reports of changes in their ownership of our common shares within five days following a trade on www.sedi.ca. In the United States, Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

To the knowledge of the directors and senior officers of the Company, as of December 31, 2019, no person, company or other entity beneficially owns, directly or indirectly, or exercises control or direction over, more than 5% of our outstanding common shares.

As of April 28, 2020, there were approximately 93 shareholders of record of our common shares in Canada and the United States. Approximately 24 of these shareholders of record were in the United States.

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

B.    Related Party Transactions

In addition to the compensation arrangements discussed under Item 6.B “ Compensation,” the following is a description of the material terms of those transactions with related parties to which Correvio is a party and which it is required to disclose pursuant to the disclosure rules of the SEC and the British Columbia Securities Commission.

During the years ended December 31, 2019, 2018 and 2017, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the years ended December 31, 2019, 2018 and 2017, we incurred expenses of $0.3 million, $0.2 million and $0.2 million, respectively, for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2019 and 2018, was $0.03 million and $0.2 million, respectively, owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.2 million annually in exchange for consulting services relating to general corporate matters.

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

A.    Consolidated Statements and Other Financial Information

Our audited consolidated financial statements as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018, and 2017, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of KPMG LLP is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

Eddingpharm Arbitration Proceeding

We have made an arbitration claim in the Hong Kong International Arbitration Centre against Eddingpharm, one of our former distributors for AGGRASTAT, in respect of certain contractual breaches by Eddingpharm. We believe our claims for monetary damages against Eddingpharm (exclusive of any interest that may be awarded thereon) exceed US$33 million. On April 29, 2020, Eddingpharm provided its Statement of Defense and Counter Claims in which it denies that it breached its agreement with us (the “Eddingpharm Agreement”) and asserts certain counter claims alleging that we breached the Eddingpharm Agreement. Eddingpharm seeks approximately US$16 million in monetary damages (exclusive of any interest that may be awarded thereon) on account of its purported counter claims. The arbitration proceeding is still in its early stages and the parties have not yet begun the pre-hearing discovery process. The evidentiary hearing is currently scheduled for early 2021. We strongly believe in the strength of our claims against Eddingpharm and in the absence of merit to Eddingpharm’s counter claims and intend to vigorously assert our rights and defenses. It is not possible, however, at this early stage, to predict the outcome of the arbitration proceeding or the probability or amount of any award that may be issued by the arbitration tribunal in our favor or in favor of Eddingpharm.

Securities Class Action Complaint

On December 12, 2019, a putative securities class action complaint was filed against us and certain of our current and past officers in the United States District Court for the Southern District of New York. The Court appointed co-lead plaintiffs on February 25, 2020. The complaint purports to be on behalf of investors who purchased or otherwise acquired Correvio securities during the period from October 23, 2018 to December 5, 2019, inclusive, and were damaged thereby.

The complaint alleges, among other things, that we made materially false and misleading statements and omissions regarding our business, operational and compliance policies. Specifically, the complaint alleges that we made false and/or misleading statements and/or failed to disclose that data supporting the resubmitted NDA for BRINAVESS did not minimize the significant health and safety issues observed in connection with the drug’s original NDA and that the foregoing substantially diminished the likelihood that the FDA would approve the resubmitted NDA, which purportedly artificially inflated the market value of our securities. An amended complaint is due on May 1, 2020.

The plaintiffs have not specified an amount of alleged damages in the action. Because this action is in the early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. We believe that the claims asserted in the complaint are without merit and intend to defend the lawsuit vigorously.

Dividend Policy

We have never declared or paid any dividends on our common shares. Subject to the discretion of our Board to declare a dividend, we expect that, for the foreseeable future, to retain our future earnings, if any, to finance our commercial activities and further research and the expansion of our business. The payment of future dividends, if any, will be subject to the discretion of our Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our Board may consider appropriate in the circumstances.

B.    Significant Changes

Other than the developments related to the Proposed Arrangement, there have been no significant changes in our financial condition since the most recent consolidated financial statements for the fiscal year ended December 31, 2019. See “History and Development of the Company” in Item 4 of this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and Listing Details

Using information from published sources, the following information shows the high and low trading values of our common shares for the periods indicated:

Nasdaq (“CORV”)

For the month ended	High ($)	Low ($)
April 30, 2020*	0.42	0.36
March 31, 2020	0.58	0.28
February 29, 2020	0.65	0.21
January 31, 2020	0.48	0.31
December 31, 2019	2.30	0.35
November 30, 2019	2.51	1.94
October 31, 2019	2.07	1.60

For the quarter ended	High ($)	Low ($)
March 31, 2020	0.65	0.21
December 31, 2019	2.51	0.35
September 30, 2019	2.79	1.43
June 30, 2019	3.22	1.92
March 31, 2019	4.44	2.01
December 31, 2018	4.25	2.14
September 30, 2018	5.24	3.60
June 30, 2018	4.20	1.99
March 31, 2018	2.38	1.31

For the year ended	High ($)	Low ($)
December 31, 2019	4.44	0.35
December 31, 2018	5.24	1.31
December 31, 2017	4.84	1.29
December 31, 2016	8.08	2.35
December 31, 2015	11.31	6.92

* Corresponding figures are accurate through April 28, 2020.

TSX (“CORV”)

For the month ended	High (Cdn.$)	Low (Cdn.$)
April 30, 2020*	0.60	0.46
March 31, 2020	0.79	0.42
February 2, 2020	0.85	0.36
January 31, 2020	0.62	0.41
December 31, 2019	3.02	0.46
November 30, 2019	3.42	2.54
October 31, 2019	2.71	2.16

For the quarter ended	High (Cdn.$)	Low (Cdn.$)
March 31, 2020	0.85	0.36
December 31, 2019	3.42	0.46
September 30, 2019	3.66	1.92
June 30, 2019	4.28	2.60
March 31, 2019	5.87	2.70
December 31, 2018	5.65	2.94
September 30, 2018	6.90	4.55
June 30, 2018	5.44	2.65
March 31, 2018	3.08	1.65

For the year ended	High (Cdn.$)	Low (Cdn.$)
December 31, 2019	5.87	0.46
December 31, 2018	6.90	1.65
December 31, 2017	6.06	1.64
December 31, 2016	11.00	3.25
December 31, 2015	13.80	9.56

* Corresponding figures are accurate through April 28, 2020.

B.    Plan of Distribution

Not applicable.

C.    Markets

Our common shares are listed on the Nasdaq and the TSX under the symbol “CORV.” Our common shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On April 28, 2020, the closing price of our common shares on the Nasdaq and TSX was $0.41 and Cdn.$0.58, respectively.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

1. Objects and Purposes

We were incorporated under the CBCA on March 7, 2018, in connection with a reorganization of Cardiome by way of a plan of arrangement. On March 19, 2018, we entered into the Cipher Arrangement Agreement. Under the terms of the Cipher Arrangement Agreement, Cipher acquired Cardiome’s Canadian business portfolio. As a result of the Cipher Arrangement, we acquired, and currently hold, all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian business portfolio. Pursuant to the Cipher Arrangement, Cardiome shareholders received common shares, on a one-for-one ratio, of Correvio. Correvio obtained a substitution listing on the Nasdaq and the TSX and has succeeded to Cardiome’s reporting obligations. Our articles of incorporation (the “Articles”) do not include a stated purpose and do not place any restrictions on the business that we may carry on.

2. Directors

Our bylaws state that a director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his or her interest in such contract or transaction, or of the conflict or potential conflict with his or her duty and interest as a director and in accordance with the provisions of the CBCA. A director cannot vote in respect of any such contract or transaction with us in which he or she is interested and, if he or she does so, his vote will not be counted, although he or she will be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the CBCA, these prohibitions do not apply to:

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

As set out in our bylaws, these exceptions may, from time to time, be suspended or amended, to any extent approved by the Company, as permitted by the CBCA, either generally or in respect of any particular contract or transaction.

Our bylaws provide that the remuneration of the directors may from time to time be determined by the directors or, if the directors so decide, by ordinary resolution of the shareholders. If any of the directors performs professional or other services for the Company that, in the opinion of the directors, are outside the ordinary duties of a director, the board may fix remuneration for such director either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive.

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

There are no provisions under our bylaws or the CBCA that specify the retirement or non-retirement of directors under an age limit requirement. Our directors are also not required to own any of our shares to qualify as director. The CBCA requires that at least 25% of the directors a corporation must be resident Canadians (within the meaning of the CBCA), with certain limited exceptions, which do not apply to us.

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

Preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, restrictions, conditions and limitations will be determined at the time of creation of each such series by our Board, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up. On March 15, 2018 we altered the authorized capital of the Company by removing the Series A Preferred Shares and deleting the share rights, privileges, restrictions and conditions of the Series A Shares in their entirety.

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

4. Action necessary to change the rights of shareholders

Provision as to modification, amendment or variation of the rights attached to the shareholders are contained in our Articles and bylaws and the CBCA.

Generally speaking, substantive changes to the rights attached to the shares will require the approval of the holders of shares by special resolution (at least two-thirds of the votes cast) and amendment of our Articles.

5. Meetings of Shareholders

The directors have the power to convene general meetings of the shareholders of the Company and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Meetings must be held annually, at least every 15 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. Meetings of the shareholders may be held anywhere in Canada or, if all the shareholders entitled to vote at such meeting so agree, outside of Canada. Notice of the time and place of each meeting must be provided not less than 30 days, or more than 60 days, before the day of the meeting. The directors must stand for election at each annual meeting of shareholders.

6. Rights to own securities

Under our Articles, our bylaws, or in the CBCA, there are no limitations on the rights to own securities imposed on non-resident or foreign shareholders. Certain provisions of the Investment Canada Act (Canada) (the “Investment Canada Act”) may affect the ability of a non-resident to hold or vote our common shares.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire our common shares. It is general only, and is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act is legislation of general application which regulates investments in Canadian businesses by non-Canadians. The Act is enforced by the Investment Review Division of Industry, Science and Economic Development Canada (“Investment Canada”). The Investment Canada Act requires that non-Canadians notify Investment Canada regarding the acquisition of control of Canadian businesses. In addition, certain investments are subject to review and may not be proceeded with until the Innovation Minister has determined that the investment will be a net benefit to Canada.

Under the Investment Canada Act, investments are automatically reviewable if the investor acquires control of a Canadian business whose enterprise value exceeds the review threshold in the statute. For virtually all investors, the enterprise value is currently set at $1.075 billion or more (indexed annually), which for companies whose shares are publicly listed, is calculated based on the company’s market capitalization plus its nonoperating liabilities less any cash and cash equivalents on its prior quarterly financial statements. All investments in Canadian businesses by non-Canadian investors, regardless of size, may be subject to review on national security grounds.

Any investor that proposes to acquire control of a Canadian business whose enterprise value exceeds the review threshold must provide certain prescribed information to Investment Canada. The Innovation Minister has 45 days from receipt of the information to complete the review and may elect to extend this period by an additional 30 days. An investor whose investment is not reviewable must provide notice of the transaction and certain prescribed information to Investment Canada which can be provided within 30 days after completion of a control transaction.

The Innovation Minister is required to assess a number of factors to determine if an investment will be a “net benefit to Canada,” including the effect of the investment on, employment, exports, participation by Canadians in the business, productivity, technological development, national policies, competition in Canada and Canada’s ability to compete in world markets. Investors are typically expected to offer commitments around employment, head office, Canadian participation, capital expenditure guarantees, and other factors for up to five years to secure Ministerial approval.

Certain transactions in relation to our common shares would be exempt from review from the Investment Canada Act, including:

(a)	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

(c)

acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

7. Change of Control

There are no provisions of our bylaws or Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate structuring involving the Company.

8. Ownership Threshold Requiring Public Disclosure

Our bylaws do not contain provisions requiring disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under Canadian corporate law to report ownership of shares but the provincial securities legislation currently requires insiders, generally officers, directors and holders of more than 10% of voting shares to file insider reports of changes in their ownership within 5 days following a change in beneficial ownership of, or control or direction over, securities of the Company. Insider reports must be filed electronically within the deadlines outlined above, and the public is able to access these reports at www.sedi.ca. Shareholders acquiring 10% or more of the voting securities are required to file a publicly available “early warning report” and update such report upon further acquisitions exceeding certain thresholds, up to 20% ownership, at which time such acquirer will generally be subject to Canadian takeover bid rules.

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

C.    Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Correvio within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

1)

Arrangement Agreement between ADVANZ PHARMA Corp. Limited, Mercury Pharma Group Limited and Correvio Pharma Corp. entered into on March 15, 2020, described in the section titled “Recent Developments” in Item 4.A of this Annual Report.

2)

At Market Issuance Sales Agreement between Correvio Pharma Corp. and Cantor Fitzgerald & Co. entered into on March 13, 2019, described in the section titled “Recent Developments” in Item 4.A of this Annual Report.

3)

Second Amended and Restated Term Loan Agreement between Correvio Pharma Corp. and CRG entered into on May 15, 2018, and further amended on March 12, 2020, described in the section titled “Recent Developments” in Item 4.A of this Annual Report.

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

There is currently no limitation imposed by Canadian law or our Articles that will be in effect prior to closing on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts generally will not apply to the above except where control of an existing Canadian business or company that has Canadian assets or revenues over a certain threshold is acquired or to trading of securities listed on a stock exchange.

E.    Taxation

Canadian Federal Income Tax Considerations for United States Residents

The following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares by a holder, (a) who for the purposes of the Income Tax Act (Canada) (the “Tax Act”) at all relevant times, is not resident, or deemed to be resident in Canada, deals at arm’s-length and is not affiliated with the Company for the purpose of the Tax Act, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold, the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada - United States Income Tax Convention (the “Treaty”) at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Common shares will generally be considered to be capital property to a holder unless such shares are held in the course of carrying on a business or buying or selling securities, or in an adventure or concern in the nature of trade. Holders who meet all the criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders” and this summary only addresses the tax considerations to such U.S. Holders. The summary does not deal with special situations, such as the particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers or financial institutions. Such holders should consult their own tax advisors.

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

Dispositions

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, unless the common shares constitute “taxable Canadian property,” as defined in the Tax Act, to the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Treaty.

Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that common shares are listed on a “designated stock exchange,” as defined in the Tax Act (which includes the TSX and the Nasdaq on the date of this 20-F), at the time of the disposition and, during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (a) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s-length, partnerships in which the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s-length holds a membership interest directly or indirectly through one or more partnerships, or the U.S. Holder together with such persons and partnerships, own 25% or more of the issued shares of any class of the Company; and (b) more than 50% of the fair market value of the common shares derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain limited circumstances set out in the Tax Act, common shares could be deemed to be taxable Canadian property to a U.S. Holder.

Pursuant to the Treaty, a U.S. Holder will generally be exempt from tax under the Tax Act on any capital gain realized on a disposition of common shares unless the value of such common shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

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

U.S. Federal Income Tax Considerations

The following is a summary of the U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary addresses only holders who acquire and hold our common shares as “capital assets” (generally, assets held for investment purposes).

The following summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of our common shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules (including, but not limited to, tax-exempt organizations (including private foundations), banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, holders subject to the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, persons that own or are treated as owning (or owned or are treated as having owned) 10% or more of our common shares (by vote or value), persons who acquired our common shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, persons that hold a common share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. Holders whose functional currency is not the U.S. dollar).

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

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of our common shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the ownership and disposition of our common shares.

Taxation of our common shares

Distributions on common shares

We have never declared or paid any dividends on our common shares and do not intend to pay dividends in the foreseeable future. However, in the event that we do make a distribution with respect to our common shares, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any such distribution made to a U.S. Holder (including amounts withheld to pay Canadian withholding taxes) will generally constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such common shares and thereafter will be treated as gain from the sale or exchange of such common shares. Each U.S. Holder should consult its own tax adviser regarding the tax treatment of any distributions paid with respect to our common shares.

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

Distributions on our common shares that are treated as dividends for U.S. federal income tax purposes generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of our common shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally, for a publicly-traded company, determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. For this purpose, passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly-traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”), and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as a non-passive asset to the extent attributable to such corporation’s non-passive income. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on certain estimates of our gross income, gross assets, the nature of our business and our Market Capitalization, we do not believe that we currently are or ever have been a PFIC. Our actual PFIC status for the current taxable year, however, is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether a non-U.S. corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result of these uncertainties in the application of the PFIC rules, there can be no assurance that the IRS will not assert that we should be classified as a PFIC for any taxable year or that a court will not sustain such an assertion.

If we are classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of our common shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of such common shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the common shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which we were treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of our common shares as security for a loan may be treated as a taxable disposition of such common shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the common shares).

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

A QEF election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible if the U.S. Holder were an individual).

Alternatively, if we were to be classified as a PFIC, a U.S. Holder could also avoid certain of the adverse tax consequences described above by making a mark-to-market election (instead of a QEF election), provided our common shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. However, a mark-to-market election will not apply to any Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the availability and advisability of making a protective QEF election in case we or any of our subsidiaries are classified as a PFIC in any taxable year.

If we determine that the Company, and any subsidiary in which the Company owns, directly or indirectly, 50% or more of such subsidiary’s total aggregate voting power, is likely a PFIC in any taxable year, we intend to make available to U.S. Holders, upon request and in accordance with applicable procedures, a “PFIC Annual Information Statement” with respect to the Company and any such Subsidiary PFIC for such taxable year. The “PFIC Annual Information Statement” may be used by U.S. Holders for purposes of complying with the reporting requirements applicable to a QEF election with respect to the Company and any such Subsidiary PFIC.

During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must generally file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. U.S. Holders should consult their own tax advisers concerning annual filing requirements relating to their ownership of our common shares.

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

This Annual Report and the related exhibits are available for viewing at the offices of Correvio, 1441 Creekside Drive, 6th Floor, Vancouver, British Columbia, Canada, V6J 4S7, telephone: (604) 677-6905. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

You may also read and copy all or any portion of the Annual Report of other information in our files in the SEC’s public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.    Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2019, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.

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

A.    Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures (as such term is defined in applicable securities regulations). Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit with securities regulatory authorities is recorded, processed, summarized and reported, within the time periods specified in applicable securities regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit with securities regulatory authorities is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

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

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2019, management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report thereon.

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

There have been no changes with regard to internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Arthur H. Willms, the Chair of the audit committee of our Board, is an audit committee financial expert and is independent as defined in Item 16.A of Form 20-F under the Exchange Act. See “Directors, Senior Management and Employees – Directors and Senior Management” in Item 6.A of this Annual Report for a description of Arthur H. Willms’ relevant financial experience.

ITEM 16B	CODE OF ETHICS

Our code of ethics, the “Code of Business Conduct and Ethics,” is applicable to all of our employees including the Chief Executive Officer, Chief Financial Officer, other senior officers and members of the Board. The Code of Business Conduct and Ethics can be viewed on our website at www.correvio.com. We will also provide a copy of the Code of Business Conduct and Ethics, without charge, to any person that requests a copy by contacting the Corporate Secretary at the address on the cover of this Annual Report on Form 20-F.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Auditor Service Fees by Category

The following table sets out the fees billed to us by KPMG LLP for professional services for the years ended December 31, 2019 and December 31, 2018.

	December 31, 2019		December 31, 2018
Audit Fees (1)	Cdn.$	638,533	Cdn.$	543,725
Audit-Related Fees (2)	Cdn.$	36,934	Cdn.$	40,200
Tax Fees (3)	Cdn.$	30,228	Cdn.$	153,759
All Other Fees(4)		Nil	Cdn.$	80,250

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

(3)	Tax fees include tax compliance, tax planning, tax advice and various taxation matters.
(4)	Other fees relate to the sale of the Canadian business portfolio pursuant to the Cipher Arrangement.

Pre-Approval Policies and Procedures

In accordance with the Sarbanes Oxley Act of 2002, all audit and non-audit services performed by KPMG for the year ended December 31, 2019 were pre-approved by the Audit Committee. It is our policy that all audit and non-audit services performed by our auditor will continue to be pre-approved by the Audit Committee.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Our common shares are quoted for trading on the Nasdaq under the symbol CORV. As a Canadian corporation listed on the Nasdaq, Correvio is not required to comply with certain of the Nasdaq corporate governance standards, provided it complies with Canadian corporate governance practices and discloses any significant ways its corporate governance practices pursuant to Canadian law differ from those followed by domestic companies under the listing standards of the Nasdaq.

The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under the Nasdaq corporate governance standards.

Quorum

On April 12, 2004, we informed the Nasdaq that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, we intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq -listed company must be at least 33-1/3% of the outstanding common shares of the company). Our bylaws provide that the minimum quorum for a meeting of shareholders of common shares is two or more shareholders representing at least 20% of the shares entitled to vote at the meeting. Our quorum requirements are not prohibited by the requirements of the CBCA and we intend to continue to comply with the requirements of the CBCA. The rules of the TSX, upon which our common shares are also listed, do not contain specific quorum requirements.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the audit report are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

1.1	Certificate of Incorporation, dated March 7, 2018, Certificate of Amendment of the Company dated March 15, 2018 and Certificate of Amendment of the Company dated May 11, 2018.

1.2	By-Law No. 1 of the Company, as amended.

4.1	Arrangement Agreement between ADVANZ PHARMA Corp. Limited, Mercury Pharma Group Limited and Correvio Pharma Corp. entered into on March 15, 2020.*

4.2	At Market Issuance Sales Agreement between Correvio Pharma Corp. and Cantor Fitzgerald & Co. entered into on March 13, 2019.*

4.3	Second Amended and Restated Term Loan Agreement between Correvio Pharma Corp. and CRG entered into on May 15, 2018 and further amended on March 12, 2020.*

4.4	Fourth Amending Agreement to Second Amended and Restated Term Loan Agreement between Correvio Pharma Corp. and CRG entered into on March 12, 2020.

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

15.1	Consent of KPMG LLP.

101	Interactive Data File.

*	Previously filed

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED: April 29, 2020

CORREVIO PHARMA CORP.

By:	/s/ Justin Renz
Justin Renz
President and Chief Financial Officer

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Correvio Pharma Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Correvio Pharma Corp. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 27, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a history of incurring operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Correvio Pharma Corp. Page 2

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), and related amendments, and its accounting policies for recognizing revenues as of January 1, 2018 due to the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), and related amendments.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2006.

Vancouver, Canada

March 27, 2020

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Correvio Pharma Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Correvio Pharma Corp. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 27, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Inernal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

Correvio Pharma Corp. Page 2

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Vancouver, Canada

March 27, 2020

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	December 31, 2019	December 31, 2018

Assets

Current assets:
Cash and cash equivalents	$13,299	$15,596
Restricted cash (note 6)	1,945	1,974
Accounts receivable, net of allowance for doubtful accounts of $92 (2018 - $102)	11,987	7,723
Inventories (note 7)	3,563	4,158
Prepaid expenses and other assets	977	841
	31,771	30,292

Property and equipment (note 8)	452	512
Right-of-use assets from operating leases (note 11)	2,057	-
Intangible assets (note 9)	22,232	26,469
Long-term inventories (note 7)	1,763	1,663
Goodwill	318	318
Deferred income tax assets (note 17)	300	383
	$58,893	$59,637

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 10)	$11,295	$9,403
Current portion of long-term debt (note 12)	17,688	-
Current operating lease liabilities (note 11)	812	-
	29,795	9,403

Long-term debt (note 12)	27,238	41,517
Deferred revenue	1,228	1,252
Long-term operating lease liabilities (note 11)	1,466	-
Other long-term liabilities	-	555
	59,727	52,727

Stockholders’ equity:
Common stock	385,057	359,295
Authorized - unlimited number without par value
Issued and outstanding – 55,382,228 (2018 – 36,233,162) (note 13(b))
Additional paid-in capital	42,734	40,456
Deficit	(444,928)	(409,744)
Accumulated other comprehensive income	16,303	16,903
	(834)	6,910
	$58,893	$59,637

Commitments and contingencies (notes 16 and 19)

Subsequent events (notes 12, 13(b) and 21)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ W. James O’Shea	/s/ Arthur H. Willms
Director	Director

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2019	December 31, 2018	December 31, 2017
Revenue:
Product and royalty revenues	$32,634	$27,051	$23,811
Licensing and other fees	-	1,623	197
	32,634	28,674	24,008
Cost of goods sold	9,827	8,294	6,776
Gross margin	22,807	20,380	17,232
Expenses:
Selling, general and administration	46,319	42,578	36,694
Amortization and depreciation (notes 8 and 9)	3,941	4,143	3,517
	50,260	46,721	40,211
Operating loss	(27,453)	(26,341)	(22,979)

Other (expense) income:
Gain on disposal of Canadian Operations (notes 1 and 9)	-	18,489	-
Other expense on modification of long-term debt (note 12)	-	-	(1,451)
Interest expense	(7,512)	(5,977)	(5,695)
Other expense	(303)	(578)	(511)
Foreign exchange gain (loss)	263	(2,134)	1,188
	(7,552)	9,800	(6,469)
Loss before income taxes	(35,005)	(16,541)	(29,448)
Income tax expense (note 17)	(179)	(38)	(363)
Net loss	$(35,184)	$(16,579)	$(29,811)

Other comprehensive loss:
Foreign currency translation adjustments	(600)	(226)	791
Comprehensive loss	$(35,784)	$(16,805)	$(29,020)
Loss per common share (note 15)
Basic and diluted	$(0.79)	$(0.47)	$(0.90)
Weighted average common shares outstanding (note 15)
Basic	44,275,800	35,148,303	33,192,480
Diluted	44,275,800	35,148,303	33,227,924

See accompanying notes to the consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars, except number of common shares)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2016	31,884,420	$344,928	$35,812	$(363,054)	$ 16,338	$34,024
Net loss	-	-	-	(29,811)	-	(29,811)
Issuance of common stock (note 13(b))	2,453,051	8,487	-	-	-	8,487
Share issue costs	-	(1,072)	-	-	-	(1,072)
Common stock issued upon exercise of options (note 13(b))	265,495	384	-	-	-	384
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	-	360	(360)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	29	-	-	-	29
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	34,346	367	(432)			(65)
Issuance of warrants (note 12)	-	-	1,200	-	-	1,200
Stock-based compensation expense	-	-	2,223	-	-	2,223
Foreign currency translation adjustments	-	-	-	-	791	791
Balance at December 31, 2017	34,637,312	353,483	38,443	(392,865)	17,129	16,190
Adoption of accounting standards (note 3)	-	-	-	(300)	-	(300)
				(393,165)		15,890
Net loss	-	-	-	(16,579)	-	(16,579)
Issuance of common stock (note 13(b))	1,361,691	5,392	-	-	-	5,392
Share issue costs	-	(231)	-	-	-	(231)
Common stock issued upon exercise of options (note 13(b))	219,749	258	-	-	-	258
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	226	(226)	-	-	-
Issuance of common shares on vesting of restricted share units, net of tax (note 13(b))	14,410	167	(190)	-	-	(23)
Issuance of warrants (note 12)	-	-	936	-	-	936
Stock-based compensation expense	-	-	1,493	-	-	1,493
Foreign currency translation adjustments	-	-	-	-	(226)	(226)
Balance at December 31, 2018	36,233,162	$359,295	$40,456	$(409,744)	$ 16,903	$6,910
Net loss	-	-	-	(35,184)	-	(35,184)
Issuance of common stock (note 13(b))	19,102,844	27,670	-	-	-	27,670
Share issue costs	-	(2,069)	-	-	-	(2,069)
Common stock issued upon exercise of options in cashless transaction (note 13(b))	15,654	-	-	-	-	-
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	90	(90)	-	-	-
Issuance of common shares on vesting of restricted share units (note 13(b))	30,568	71	(71)	-	-	-
Stock-based compensation expense	-	-	2,439	-	-	2,439
Foreign currency translation adjustments	-	-	-	-	(600)	(600)
Balance at December 31, 2019	55,382,228	$385,057	$42,734	$(444,928)	$ 16,303	$(834)

See accompanying notes to the consolidated financial statements.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

(Expressed in thousands of U.S. dollars)

	December 31, 2019	December 31, 2018	December 31, 2017
Operating activities:
Net loss	$(35,184)	$(16,579)	$(29,811)
Items not affecting cash:
Amortization (notes 8 and 9)	3,941	4,143	3,517
Accretion of long-term debt (note 12)	1,950	794	1,549
Interest paid in-kind on long-term debt (note 12)	1,749	1,679	778
Stock-based compensation expense (note 14)	2,424	1,678	2,065
Write-down of inventory (note 7)	159	340	295
Gain on disposal of Canadian Operations (notes 1 and 9)	-	(18,489)	-
Unrealized foreign exchange loss (gain)	129	1,863	(1,738)
Changes in operating assets and liabilities:
Accounts receivable	(4,083)	(2,036)	448
Inventories	233	400	(1,533)
Prepaid expenses and other assets	(63)	43	510
Deferred revenue	(3)	(1,604)	(197)
Accounts payable and accrued liabilities	1,725	1,930	(675)
Other long-term liabilities	(52)	59	(31)
Net cash used in operating activities	(27,075)	(25,779)	(24,823)

Investing activities:
Proceeds on disposal of Canadian Operations (notes 1 and 9)	376	19,095	-
Purchase of property and equipment	(129)	(284)	(5)
Purchase of intangible assets (note 9)	(32)	(4,705)	(5,229)
Net cash provided by (used in) investing activities	215	14,106	(5,234)

Financing activities:
Issuance of common stock (note 13(b))	26,994	5,392	8,487
Share issue costs	(2,069)	(231)	(1,072)
Issuance of common stock upon exercise of stock options (note 13(b))	-	258	384
Income tax withholdings on vesting of restricted share units	-	(23)	(65)
Proceeds from issuance of long-term debt	-	-	20,000
Financing fees on issuance of long-term debt (note 12)	(288)	(21)	(518)
Payment of deferred consideration	-	-	(2,815)
Net cash provided by financing activities	24,637	5,375	24,401
Decrease in cash and cash equivalents during the year	(2,223)	(6,298)	(5,656)
Effect of foreign exchange rate changes on cash and cash equivalents	(103)	(313)	532
Cash, cash equivalents, and restricted cash, beginning of year	17,570	24,181	29,305
Cash, cash equivalents, and restricted cash, end of year (note 6)	$15,244	$17,570	$24,181

Supplemental cash flow information:
Interest paid	$3,934	$3,778	$3,477
Interest received	120	149	95
Net income taxes paid (received)	101	146	(334)

See accompanying notes to the consolidated financial statements.

1.	Basis of presentation:

Correvio Pharma Corp. (the “Company” or “Correvio”) was incorporated on March 7, 2018 under the laws of the Canada Business Corporations Act as part of a court approved Plan of Arrangement (the “Arrangement”) to reorganize Cardiome Pharma Corp. (“Cardiome”). The Company’s head office is located at 1441 Creekside Drive, Vancouver, BC, V4S 4J7.

Pursuant to the Arrangement effective May 15, 2018, substantially all of the assets and liabilities of Cardiome excluding its Canadian business portfolio were transferred to Correvio and the shareholders of Cardiome received common shares, on a one-for-one basis, of Correvio. Immediately following the reorganization of Cardiome, Cipher Pharmaceuticals Inc. (“Cipher”) acquired the Canadian business portfolio of Cardiome (“Canadian Operations”) on May 15, 2018 by way of the acquisition of all of the issued and outstanding commons shares of Cardiome for an aggregate cash consideration in Canadian dollars (C$) of C$25,500. The Canadian income tax losses and other Canadian tax pools of Cardiome remained with Cardiome and were sold to Cipher. Cardiome’s management team and employees became employees of the Company and assumed the same positions they occupied in Cardiome. As a result of the Arrangement, the Company holds all of Cardiome’s pre-transaction assets and assumed liabilities, excluding the Canadian Operations acquired by Cipher effective May 15, 2018. In the second quarter of 2018, the Company recorded a gain of $18,489, from its disposition of the Canadian Operations and the related tax balances.

The consolidated financial statements for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018 and the operations of the Company thereafter. As a non-recurring related party transaction between companies under common control at the time of the Arrangement, the assets and liabilities were transferred at their carrying values using the continuity-of-interests method of accounting. For accounting purposes, the Company is considered to have continued Cardiome’s pharmaceutical business that was transferred; accordingly, these consolidated financial statements include the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018 and those of the Company thereafter. Reference in these consolidated financial statements to “the Company” refers to “Cardiome” prior to May 15, 2018.

Correvio (including its former parent Cardiome until May 15, 2018) is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively and conveniently manage acute medical conditions to improve health and quality of life. Correvio strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Correvio currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Correvio has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults. Correvio has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

1.	Basis of presentation (continued):

antibiotic for the treatment of community-acquired and hospital-acquired pneumonia. In addition, Correvio has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States.

As of December 31, 2019, the Company had $13,299 in cash and cash equivalents, compared to $15,596 at December 31, 2018. The Company has a history of incurring operating losses and negative cash flows from operations. Based on current projections, the Company may not have sufficient capital to fund its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. On March 16, 2020, the Company announced that it had entered into an arrangement agreement dated March 15, 2020 in which ADVANZ PHARMA Corp. Limited (“ADVANZ PHARMA”) will acquire all the issued and outstanding shares of the Company, pursuant to a plan of arrangement under the Canada Business Corporations Act (note 21). The total purchase price of approximately $75,900 includes the repayment of certain of the Company’s indebtedness. The Boards of Directors of both companies have unanimously approved the transaction, which remains subject to approval by the Company’s shareholders. The Company is dependent on this transaction to meet its current planned operations during the twelve-month period subsequent to the issuance of these consolidated financial statements. There can be no assurance that the Company will be able to obtain shareholder approval to complete the transaction or raise such additional financing, as may be necessary otherwise. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the consolidated financial statements issuance date. The accompanying financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies:

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S. dollars. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Correvio Pharma Corp. and its wholly owned subsidiaries from their respective dates of acquisition of control. All intercompany transactions and balances have been eliminated on consolidation.

(b)	Use of estimates:

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Significant areas requiring the use of

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.	Summary of significant accounting policies (continued):

accounting judgments and estimates include accounting for amounts recorded in connection with recoverability of inventories, carrying value of intangible assets, revenue recognition, bad debt and allowance for doubtful accounts, stock-based compensation expense, and contingencies. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of action. Actual results could differ from those estimates.

(c)	Foreign currency translation:

The net assets of foreign subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using exchange rates at the balance sheet dates. Equity is translated at historical rates and revenue and expenses are translated at exchange rates prevailing during the period. The foreign exchange gains and losses arising from translation are recorded in the foreign currency translation account, which is included in other comprehensive income and reflected as a separate component of equity. For those subsidiaries where the U.S. dollar has been determined to be the functional currency, non-monetary foreign currency assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at the period-end exchange rates. Revenues and expenses denominated in foreign currencies are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are recorded in net loss for the period.

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

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.	Summary of significant accounting policies (continued):

(f)	Accounts receivable:

The Company records accounts receivable at outstanding amounts, net of any allowances for doubtful accounts. Accounts receivable generally consist of trade receivables, value-added-tax receivables, income tax receivables and other receivables.

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

Inventories consist of finished goods, unfinished product (work in process) and raw materials and are valued at the lower of cost or estimated net realizable value, determined on a first-in-first-out basis. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions. Estimated net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventories not expected to be utilized within the next 12 months are classified as long-term.

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

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.	Summary of significant accounting policies (continued):

(i)	Intangible assets:

Intangible assets are comprised of patent costs, trade name, marketing rights and licenses, all of which have a definite life. Patent costs which are associated with the preparation, filing, and obtaining of patents are capitalized. Maintenance costs of patents are expensed as incurred.

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

(k)	Impairment of long-lived assets:

Long-lived assets, including property and equipment, and definite life intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company determines whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.	Summary of significant accounting policies (continued):

expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(l)	Leases:

The Company determines if an arrangement is a lease at inception. Payments under lease arrangements are primarily fixed. Certain lease agreements contain variable payments, primarily payments for maintenance and utilities, which are expensed as incurred and not included in the lease assets and liabilities.

For leases with an initial term of less than 12 months, the Company has elected not to recognize right-of-use assets and liabilities for any class of asset. The Company has elected a policy to account for lease and non-lease components as a single component for all asset classes. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. In general, the Company accounts for the underlying leased asset and applies a discount rate at the lease level. However, for vehicle leases, the Company utilizes the portfolio method by aggregating similar leased assets based on the underlying lease term (note 11). Operating lease expense is recognized on a straight-line basis over the lease term.

(m)	Long-term debt:

Long-term debt is recorded under the effective interest method. Any debt issuance costs associated with an issuance of long-term debt are recorded as a direct deduction to the carrying value of the long-term debt and are amortized over the term under the effective interest method. The carrying value of the Company’s long-term debt includes any paid in-kind interest and is being accreted up to the amount payable at maturity under the effective interest method.

(n)	Deferred revenue:

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period or when no further performance obligations exist.

(o)	Revenue recognition:

The Company generates revenue primarily through the sale of its commercialized products and royalties. Product revenue is recognized at a point in time. Royalty revenue is recognized in the period in which the obligation is satisfied and the corresponding sales by its corporate partner occurs. The Company also earns licensing revenue from collaboration and license agreements from the commercial sale of approved products. Licensing revenue is recognized over time.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

2.	Summary of significant accounting policies (continued):

(p)	Stock-based compensation and other stock-based payments:

Stock options and restricted share units granted to the Company’s directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

(q)	Income taxes:

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

(r)	Loss per share:

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, basic and diluted loss per share are generally the same.

Diluted loss per share is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the number of incremental common shares that would have been outstanding if all dilutive potential common shares had been issued. Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

3.	Accounting pronouncements adopted:

On January 1, 2019, the Company adopted Accounting Standards Update No. (“ASU”) 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-11, “Leases”, which offered a transition option where companies could elect to apply the guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. The Company adopted the new leasing standard on January 1, 2019 using the modified retrospective approach and used the effective date as its date of initial application. A cumulative catch-up adjustment was not required on the date of adoption. The Company elected the package of practical expedients which permits the Company to not reassess under its prior conclusions about lease identification, lease classification and initial direct costs. On adoption, the Company recognized additional operating liabilities of approximately $2,680, with corresponding right-of-use assets of the same amount, adjusted for unamortized lease inducements received of approximately $260.

During the year ended December 31, 2018, the Company adopted the Accounting Standards Codification 606 (“ASC 606”), Revenue from Contracts with Customers, using the modified retrospective method. The Company has recognized the cumulative effect of applying ASC 606 as an adjustment to the opening balance of deficit. The comparative information has not been restated and will continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 606 did not have a material impact on its statement of operations and comprehensive loss or on its statement of cash flows. The majority of the Company’s revenue continues to be recognized when products are shipped from its warehousing and logistics facilities. There were no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms. The cumulative effect of the adoption of ASC 606 on the Company’s consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	($392,865)	($300)	($393,165)

The transition adjustment arose from the Company’s treatment of an upfront payment it received from one of its distributors for the rights to distribute one of the Company’s commercialized products. The upfront payment was previously amortized immediately upon receipt over a 10-year term. Under ASC 606, the upfront payment has been deferred.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

4.	Recent pronouncements:

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables, and held-to-maturity debt securities. Under current guidance, companies generally recognize credit losses when it is probable that the loss has been incurred. The revised guidance will remove all recognition thresholds and will require companies to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount of amortized cost that the company expects to collect over the instrument’s contractual life. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning January 1, 2023. The Company does not expect the guidance to have a material impact on its consolidated financial statements.

5.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of their short-term nature. The long-term debt is classified as Level 2 of the fair value hierarchy. Based on a pricing model using observable market inputs, the Company has determined that the fair value of long-term debt at December 31, 2019 is $42,008. The carrying value of long-term debt at December 31, 2019 is $44,926 (note 12). The inputs to the pricing model included benchmark yields for debt with comparable credit risk. In prior years, the Company determined that the fair value of long-term debt approximated its carrying value.

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

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. At December 31, 2019, approximately $4,400 of our accounts receivable was due from one distributor. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

5.	Financial instruments (continued):

(b)	Market risk:

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

At December 31, 2019, the Company had restricted cash relating to deposits pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,706 (December 31, 2018 - $1,739) and deposits pledged as collateral for operating lease arrangements of $239 (December 31, 2018 - $235).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the amounts shown in the consolidated statement of cash flows:

	December 31, 2019	December 31, 2018

Cash and cash equivalents	$13,299	$15,596
Restricted cash	1,945	1,974
Cash, cash equivalents, and restricted cash	$15,244	$17,570

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

7.	Inventories:

	December 31, 2019	December 31, 2018

Finished goods	$2,618	$3,288
Work in process	768	586
Raw materials	1,940	1,947
Inventories	$5,326	$5,821
Less: current	(3,563)	(4,158)

Long-term inventories	$1,763	$1,663

During the year ended December 31, 2019, the Company had a write-down of inventory of $159 (2018 – $340; 2017 - $295).

8.	Property and equipment:

December 31, 2019	Cost	Accumulated amortization	Net book value

Production equipment	$67	$67	$-
Software	55	55	-
Computer equipment	230	164	66
Leasehold improvements	699	315	384
Furniture and office equipment	177	175	2

	$1,228	$776	$452

December 31, 2018	Cost	Accumulated amortization	Net book value

Production equipment	$67	$42	$25
Software	55	55	-
Computer equipment	231	138	93
Leasehold improvements	574	209	365
Furniture and office equipment	177	148	29

	$1,104	$592	$512

Amortization and depreciation expense for the year ended December 31, 2019 amounted to $184 (2018 - $124; 2017 - $143).

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

9.	Intangible assets:

December 31, 2019	Cost	Accumulated amortization	Net book value

Licenses	$22,113	$6,361	$15,752
Marketing rights	14,745	8,988	5,757
Trade name	1,053	651	402
Patents	4,080	3,759	321
	$41,991	$19,759	$22,232

December 31, 2018	Cost	Accumulated amortization	Net book value

Licenses	$22,538	$4,360	$18,178
Marketing rights	15,028	7,667	7,361
Trade name	1,074	564	510
Patents	4,126	3,706	420
	$42,766	$16,297	$26,469

In May 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations and various Middle Eastern nations. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs during the year ended December 31, 2016. The license is being amortized over the life of the agreement of 10 years. In the second quarter of 2018, the Company made a milestone payment to Allergan of $4,537. Additional non-refundable milestone payments may be due to Allergan upon the Company’s achievement of various milestones and will be recognized when the Company considers the milestone to be probable.

In September 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5,000 ($5,200). During the year ended December 31, 2018, the Company accrued $281 for a milestone payment as the Company assessed that it was probable that a pre-determined level of annual net sales for future years would be achieved. The milestone payment has been recorded in accrued liabilities. Additional non-refundable milestone payments may be due to Basilea upon the Company’s achievement of various milestones and achievement of pre-determined levels of annual net sales. The license is being amortized over the life of the agreement of 15 years.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

9.	Intangible assets (continued):

As part of the Arrangement (note 1), the Company divested its Canadian Operations, which included $1,349 in licenses, to Cipher. A gain on disposal of the Canadian Operations of $18,489 was recognized in the second quarter of 2018.

Amortization and depreciation expense for the year ended December 31, 2019 amounted to $3,757 (2018 - $4,019; 2017 - $3,374).

The estimated aggregate amortization expense for intangible assets held at December 31, 2019, for each of the five succeeding years is expected as follows:

2020	$3,740
2021	3,706
2022	3,682
2023	3,653
2024	2,153

10.	Accounts payable and accrued liabilities:

	December 31, 2019	December 31, 2018

Trade accounts payable	$6,551	$4,213
Employee-related accruals	2,643	3,249
Other accrued liabilities	2,101	1,941

	$11,295	$9,403

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

11.	Leases:

The Company leases office space, vehicles, and certain equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term.

For the year ended December 31, 2019

Operating lease cost	$908
Variable lease cost	$166
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$(964)

Leases	December 31, 2019

Right-of-use assets from operating leases	$2,057
Current operating lease liabilities	$812
Long-term operating lease liabilities	$1,466
Weighted average remaining operating lease term (years)	3.6 years
Weighted average operating lease discount rate	6.0%

As at December 31, 2019 future annual minimum lease payments are as follows:

Operating leases
2020	$954
2021	760
2022	497
2023	212
2024	190
Thereafter	-
Total minimum lease payments	2,613
Less imputed interest	(335)
Total lease liability	$2,278

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

11.	Leases (continued):

As at December 31, 2018, future annual minimum lease payments were as follows:

2019	$937
2020	754
2021	347
2022	199
2023	185
Thereafter	170
Total minimum lease payments	$2,592

Rent expense for the year ended December 31, 2019 was $774 (2018 - $827; 2017 - $658).

12.	Long term debt:

	December 31, 2019	December 31, 2018

Long-term debt	$44,926	$41,517
Less: current portion	(17,688)	-
Long-term debt	$27,238	$41,517

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt for general corporate purposes. The second and third tranches of $5,000 each were never drawn.

On May 11, 2017, the Company amended the terms of its term loan agreement (the “first amendment”). Under the terms of the amended agreement, up to $50,000 was available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of the first amendment. A third tranche of $10,000 was drawn on August 8, 2017. The fourth tranche of up to $10,000 was never drawn. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. The Company incurred expenses of $1,451 in connection with the modification of long-term debt in the second quarter of 2017 which is included in other expense.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

12.	Long term debt (continued):

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. During the year ended December 31, 2019, the Company paid in-kind interest of $1,749 (2018 - $1,679; 2017 - $778). The face value of the Company’s long-term debt at December 31, 2019 is $44,206 (December 31, 2018 - $42,457; December 31, 2017 - $40,778). On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG, including the impact of any amounts accrued as paid in-kind interest. As a result, the Company is accruing the amount up to $47,742 under the effective interest method which will be the amount payable at maturity. The effective interest rate of the long-term debt is 17%.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the amended agreement. The warrants have a term of 5 years and are classified as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. On March 27, 2018, the Company entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, the Company issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants have a term of 5 years and are classified as equity. The warrants were fair valued at $936 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

On March 11, 2019, the Company further amended its term loan agreement with CRG for an additional credit facility of $10,000, to be drawn at the discretion of the Company, in increments of $2,500 through September 30, 2019, subject to the achievement of certain revenue and market capitalization requirements (the “Additional Credit Facility”). The facility bore interest at 13% per annum and carried the same terms and conditions as the term loan agreement. As consideration for the Additional Credit Facility, the Company made a one-time payment of $250 to CRG. No funds were drawn under the Additional Credit Facility.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

12.	Long term debt (continued):

On December 17, 2019, the Company further amended its term loan agreement with CRG such that certain product rights could be sold. Upon receiving proceeds from the sale of these product rights, on March 9, 2020, the Company made a repayment of $2,000 to CRG, of which $1,777 related to a prepayment of principal, $142 related to the back-end facility fee of 8% applicable to the prepayment, $45 related to interest expense and $36 related to prepayment fees.

Subsequent to the year ended December 31, 2019, the Company entered into an agreement with CRG to amend certain covenants related to the term loan agreement, including the annual revenue covenant. As a result of the retrospective amendment to the annual revenue covenant, the Company was in compliance with all covenants for the year ended December 31, 2019.

Future repayments, assuming the Company continues to meet the amended revenue covenants, are as follows:

2020	$17,830
2021	21,214
2022	8,698
2023	-
2024	-

Total repayments	$47,742

13.	Share capital:

(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

13.	Share capital (continued):

(b)	Issued and outstanding:

Common shares	Number of shares
Balance, December 31, 2016	31,884,420
Issued through at-the-market offering (i)	1,958,598
Issued to Lincoln Park Capital Fund, LLC (ii)	494,453
Issued for cash upon exercise of options	215,000
Issued upon exercise of options in cashless transaction	50,495
Issued upon vesting of restricted share units, net of tax	34,346
Balance, December 31, 2017	34,637,312
Issued through at-the-market offering (iii)	1,361,691
Issued for cash upon exercise of options	200,000
Issued upon exercise of options in cashless transaction	19,749
Issued upon vesting of restricted share units, net of tax	14,410
Balance, December 31, 2018	36,233,162
Issued through at-the-market offering(iii)	2,970,781
Issued through at-the-market offering(iv)	6,932,063
Issued through common share offering(v)	9,200,000
Issued upon exercise of options in cashless transaction	15,654
Issued upon vesting of restricted share units	30,568
Balance, December 31, 2019	55,382,228

(i)

On March 7, 2016, the Company filed a prospectus supplement pertaining to sales under an At Market Issuance Sales Agreement (the “ATM Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with FBR and MLV as agents, such common shares with an aggregate value of up to $30,000, subject to a maximum of $6,900 that may be offered and sold under this prospectus supplement. During the year ended December 31, 2017, 1,666,765 common shares were issued for gross proceeds of $6,890 under this prospectus supplement. On August 10, 2017, the Company filed a new prospectus supplement under which the Company could offer and sell common shares up to a maximum of $10,700. During the year ended December 31, 2017, 291,833 common shares were issued for gross proceeds of $630 under this prospectus supplement. The ATM Sales Agreement with FBR and MLV was terminated in April 2018.

(ii)

On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allowed LPC to purchase common shares with an aggregate value of up to $20,000. On March 7, 2016, the Company filed a prospectus supplement pertaining to the Purchase

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

13.	Share capital (continued):

Agreement, under which LPC could purchase common shares up to a maximum of $6,900. During the year ended December 31, 2017, 494,453 common shares were issued to LPC for gross proceeds of $967 under this prospectus supplement. The Purchase Agreement was terminated in April 2018.

(iii)

On July 5, 2018, the Company filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250,000 of the Company’s common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

On July 10, 2018, the Company filed a prospectus supplement pertaining to sales under an ATM Sales Agreement with B. Riley FBR, Inc. (“BRFBR”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with BRFBR as agent, such common shares with an aggregate value of up to $30,000, subject to a maximum of $13,000 that may be offered and sold under this prospectus supplement. During the year ended December 31, 2019, 2,970,781 common shares were issued for gross proceeds of $6,347 under this prospectus supplement. During the year ended December 31, 2018, 1,361,691 common shares were issued for gross proceeds of $5,392 under this prospectus supplement. The ATM Sales Agreement with BRFBR was terminated on March 1, 2019.

(iv)

On March 13, 2019, the Company filed a prospectus supplement pertaining to sales under an ATM Sales Agreement with Cantor Fitzgerald & Co. (“Cantor”). Under the terms of the ATM Sales Agreement, the Company could sell through at-the-market offerings, with Cantor as agent, such common shares with an aggregate value of up to $50,000, subject to a maximum of $12,000 that may be offered and sold under this prospectus supplement. During the year ended December 31, 2019, 6,932,063 common shares were issued for gross proceeds of $7,523 under this prospectus supplement, of which $676 was recorded as accounts receivable at December 31, 2019 and was collected subsequent to year-end. Subsequent to December 31, 2019, 10,777,186 common shares were issued for gross proceeds of $4,476 under this prospectus supplement.

(v)

On August 7, 2019, the Company closed an underwritten public offering (the “Offering”) of 9,200,000 common shares at a price of $1.50 per common share, for aggregate gross proceeds of $13,800. Cantor acted as sole book-running manager in connection with the Offering. H.C. Wainwright & Co. acted as financial advisor to the Company in connection with the Offering.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.	Share-based compensation:

(a)	Stock options:

Under the terms of the Company’s incentive stock option plan (the “Plan”), the Company may grant options to directors, executive officers, employees and consultants of the Company. The Plan provides for granting of options at the fair market value of the Company’s common shares at the grant date. Options generally vest over periods of up to four years with an expiry term of five years and generally vest in equal amounts at the end of each month. The maximum number of shares available for issue under the Plan is a rolling number equal to a maximum of 12.5% of the issued common shares outstanding at the time of grant. The maximum number of stock options issuable to insiders under the Plan is restricted to 10% of the issued and outstanding common shares of the Company.

Details of the stock option transactions for the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2016	2,001,557	5.82	2.72	1,110
Options granted	1,242,500	4.16
Options exercised	(324,000)	2.16
Options forfeited	(20,000)	5.10
Options expired	(8,000)	1.70
Outstanding as at December 31, 2017	2,892,057	5.52	3.07	69
Options granted	1,082,000	2.76
Options exercised	(267,000)	1.66
Options forfeited	(30,183)	7.27
Options expired	(157,000)	4.88
Outstanding as at December 31, 2018	3,519,874	5.04	3.07	820
Options granted	1,615,000	4.97
Options exercised	(62,500)	4.01
Options forfeited	(1,000)	4.49
Options expired	(375,174)	7.30
Outstanding as at December 31, 2019	4,696,200	4.81	2.67	-
Exercisable as at December 31, 2019	3,350,514	4.86	2.11	-

The outstanding options expire at various dates ranging from March 26, 2020 to June 25, 2024.

At December 31, 2019, stock options to executive officers and directors, employees and consultants were outstanding as follows:

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.	Share-based compensation (continued):

	Options outstanding			Options exercisable
Range of exercise prices (CAD$)	Number	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD$)	Number	Weighted average exercise price (CAD$)

$2.49 to $3.25	1,085,000	2.51	2.54	880,804	2.55
$3.26 to $4.03	842,500	1.69	4.00	821,644	4.00
$4.04 to $6.26	2,353,500	3.47	5.23	1,232,866	5.34
$6.27 to $12.68	415,200	0.52	10.02	415,200	10.02
	4,696,200	2.67	4.81	3,350,514	4.86

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2019 is as follows:

Non-vested options	Number of options	Weighted average grant-date fair value (U.S.$)

Non-vested at December 31, 2018	1,204,223	1.22
Granted	1,615,000	1.78
Forfeited	(820)	1.78
Vested	(1,472,717)	1.42
Non-vested at December 31, 2019	1,345,686	1.68

At December 31, 2019, there was $1,133 (December 31, 2018 - $536) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.3 years (December 31, 2018 - 1.1 years).

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2019 was $69 (2018 - $68; 2017 - $495).

The aggregate fair value of vested options during the year ended December 31, 2019 was $2,087 (2018 - $1,394; 2017 - $1,729).

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.	Share-based compensation (continued):

For the year ended December 31, 2019, $2,269 was recorded as stock-based compensation expense with $15 being recorded as a recovery against liability and $2,284 being recorded against additional paid-in capital (2018 - $1,408 was recorded as stock-based compensation expense with $25 being recorded against liability and $1,383 being recorded against additional paid-in capital; 2017 - $1,663 was recorded as stock-based compensation expense with $158 being recorded as a recovery against liability and $1,821 being recorded against additional paid-in capital).

The weighted average fair value of stock options granted during the year ended December 31, 2019 was $1.78 (2018 - $1.03; 2017 - $1.53). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	December 31, 2019	December 31, 2018	December 31, 2017

Dividend yield	-	-	-
Expected volatility	71.6%	62.1%	63.7%
Risk-free interest rate	2.1%	2.2%	1.2%
Expected average life of the options	3.9 years	4.0 years	3.8 years
Estimated forfeiture rate	-	-	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination history. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.	Share-based compensation (continued):

(b)	Restricted share unit plan:

The Company’s treasury-based Restricted Share Unit Plan (the “RSU Plan”) provides long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the date of grant.

Details of RSU transactions for the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2016	119,703	$6.95	1.71	$334
RSUs granted	52,962	3.46		194
RSUs vested	(57,003)	7.59		174
RSUs forfeited	(18,706)	6.21
Outstanding as at December 31, 2017	96,956	$4.83	1.68	$147
RSUs granted	69,872	2.43		160
RSUs vested	(95,622)	4.73		202
RSUs forfeited	(22,718)	2.58
Outstanding as at December 31, 2018	48,488	$2.63	2.50	$119
RSUs granted	115,251	3.42		397
RSUs vested	(30,568)	2.30		79
RSUs forfeited	(10,040)	3.10
Outstanding as at December 31, 2019	123,131	$3.41	2.06	$51

At December 31, 2019, there was $225 (December 31, 2018 - $76) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 2.1 years (December 31, 2018 - 2.4 years).

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

14.	Share-based compensation (continued):

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. On May 10, 2018, in connection with the closing of the Arrangement Agreement, 69,877 RSUs vested immediately and were settled in cash. For the year ended December 31, 2018, stock-based compensation expense in connection with the accelerated vesting of these RSUs of $175 was recorded in selling, general and administration expense.

For the year ended December 31, 2019, stock-based compensation expense related to RSUs of $155 (2018 - $270; 2017 - $402) was recorded in selling, general and administration expense and recorded against additional paid-in capital.

15.	Basic and diluted loss per share:

Basic and diluted loss per share is calculated as set forth below:

Year ended December 31,	2019	2018	2017

Net loss	$(35,184)	$(16,579)	$(29,811)
Less: recovery of fair value of liability classified awards	-	-	(153)
Diluted loss available to common shareholders	$(35,184)	$(16,579)	$(29,964)
Weighted average number of common shares for basic loss per share	44,275,800	35,148,303	33,192,480
Plus: incremental shares from assumed exercise	-	-	35,444
Diluted weighted average number of common shares for diluted loss per share	44,275,800	35,148,303	33,227,924
Loss per share – basic and diluted	$(0.79)	$(0.47)	$(0.90)

For the year ended December 31, 2017, $5 of the recovery of fair value of liability classified awards has been excluded from the calculation of diluted loss available to common shareholders due to the fact that it is anti-dilutive.

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

16.	Commitments:

(a)	Commitments for clinical and other agreements:

The Company entered into various clinical and other agreements requiring it to fund future expenditures of $97 (2018 - $1,613; 2017 - $7,309).

(b)	Purchase commitments:

The Company has purchase commitments with certain suppliers who assist in the production of its commercialized products. The amount of the purchase commitment is based on physical quantities manufactured; however, as at December 31, 2019, there is an aggregate minimum purchase obligation of $156 (December 31, 2018 - $318).

17.	Income taxes:

The components of loss before income taxes consist of the following:

	2019	2018	2017

Canadian	$(12,667)	$5,015	$(14,841)
Foreign	(22,338)	(21,556)	(14,607)
Loss before income taxes	$(35,005)	$(16,541)	$(29,448)

The reconciliation of income tax computed at statutory tax rates to income tax expense, using a 27.0% (2018 – 27.0%; 2017 – 26.0%) statutory tax rate, is:

	December 31, 2019	December 31, 2018	December 31, 2017

Loss before income taxes	$(35,005)	$(16,541)	$(29,448)
Statutory tax rate	27.0%	27.0%	26.0%
Income tax recovery at Canadian statutory income tax rates	$(9,451)	$(4,466)	$(7,656)
Change in valuation allowance	11,576	(87,082)	1,625
Disposal of Canadian Operations (notes 1 and 9)	-	81,690	-
Permanent differences	808	875	967
Expiry of investment tax credits and non-capital losses	1,589	5,838	1,243
Tax rate differences	613	748	790
Change in U.S. statutory rate	-	-	6,394
Change in Canadian statutory rate	-	-	(2,595)
Adjustments related to prior periods	(4,956)	2,167	(417)
Other differences	-	268	12
Income tax expense	$179	$38	$363

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

17.	Income taxes (continued):

As a result of tax legislation enacted in the U.S. at the end of 2017, the federal U.S. corporate tax rate applicable to years subsequent to 2017 was substantially reduced. The Company recorded a deferred income tax expense in respect of its U.S. operations in 2017 using the new federal rate of 21%; however, there was no impact on tax expense as a valuation allowance is provided on most of these deferred tax assets.

The Company also revalued its deferred tax assets in respect of its Canadian operations to reflect the increase in the Canadian corporate income tax rate to 27% for years subsequent to 2017. There was no impact on tax expense as a full valuation allowance is provided on these deferred tax assets.

Significant components of the Company’s deferred tax assets are shown below:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Tax loss carryforwards	$38,173	$27,226
Tax values of depreciable assets in excess of accounting values	481	69
Share issue costs and other	637	486
Total deferred tax assets	39,291	27,781
Valuation allowance	(38,991)	(27,398)
Net deferred tax assets	$300	$383

The Company also has total loss carryforwards of $162,080 (December 31, 2018 - $118,373) available to offset future taxable income: in Canada, in the amount of $12,352 (December 31, 2018 - $2,580); in Switzerland, in the amount of $106,838 (December 31, 2018 - $70,647); in the United States, in the amount of $42,525 (December 31, 2018 - $44,679); and in the United Kingdom, in the amount of $365 (December 31, 2018 - $467). The loss carryforwards expire between 2020 and 2039, except for the United Kingdom. The loss carryforwards in the United Kingdom do not expire.

The Company’s non-capital losses for income tax purposes expire as follows:

Non-capital losses
2020	$18,167
2021	16,932
2022	20,552
2023	16,820
2024	25,657
Thereafter until 2038	63,952
$162,080

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

17.	Income taxes (continued):

The Company recognizes interest and penalties related to income taxes in interest and other income. To date, the Company has not incurred any significant interest and penalties. The Company is subject to assessments by various taxation authorities which may interpret tax legislations and tax filing positions differently from the Company. The Company provides for such differences when it is likely that a taxation authority will not sustain the Company’s filing position and the amount of the tax exposure can be reasonably estimated. As at December 31, 2019, a provision of nil (December 31, 2018 - nil) has been made in the financial statements for estimated tax liabilities. Tax years ranging from 2011 to 2019 remain subject to examination in the various countries we operate in.

18.	Related party transactions:

During the years ended December 31, 2019, 2018 and 2017, the Company incurred expenses for consulting services provided by a company owned by one of the officers of the Company. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. The Company incurred expenses of $258 for the year ended December 31, 2019 for services provided by the consulting company relating to general corporate matters (2018 - $226; 2017 - $193). Included in accounts payable and accrued liabilities at December 31, 2019 was $28 owing to the consulting company (December 31, 2018 - $198).

19.	Contingencies:

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

On December 12, 2019, a putative securities class action complaint was filed against the Company and certain of its current and past officers (collectively “the Defendants”) in the United States District Court for the Southern District of New York. The Court appointed co-lead plaintiffs on February 25, 2020. The complaint purports to be on behalf of investors who purchased or otherwise acquired Correvio securities during the period October 23, 2018 to December 5, 2019, inclusive (the “Class Period”), and were damaged thereby.

The complaint alleges, among other things, that the Company made materially false and misleading statements and omissions regarding the Company’s business, operational and compliance policies. Specifically, the complaint alleges that the Company made false and/or misleading statements and/or failed to disclose that data supporting the resubmitted New Drug Application (“NDA”) for Brinavess® did not minimize the significant health and safety issues observed in connection with the drug’s original NDA and that the foregoing substantially diminished the likelihood that the U.S. Food and Drug Administration would approve the

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

19.	Contingencies (continued):

resubmitted NDA, which purportedly artificially inflated the market value of the Company’s securities. An amended complaint is due on May 1, 2020.

The plaintiffs have not specified an amount of alleged damages in the action. Because this action is in the early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company believes that the claims asserted in the complaint are without merit and intends to defend the lawsuit vigorously.

(b)

The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains liability insurance that limits the exposure and enables the Company, and/or its officers and directors, to recover future amounts paid, less any deductible amounts pursuant to the terms of the respective policies.

(c)

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

20.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products and licensing and other fees. The Company recognizes segmentation based on geography as follows:

Year ended December 31, 2019	Europe	Rest of World	Total

Revenue	$22,425	$10,209	$32,634
Cost of goods sold	7,170	2,657	9,827

Gross margin	15,255	7,552	22,807
Gross margin %	68%	74%	70%

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

20.	Segmented information (continued):

Year ended December 31, 2018	Europe	Rest of World	Total
Revenue	$16,165	$12,509	$28,674
Cost of goods sold	5,466	2,828	8,294

Gross margin	10,699	9,681	20,380
Gross margin %	66%	77%	71%

Year ended December 31, 2017	Europe	Rest of World	Total
Revenue	$10,953	$13,055	$24,008
Cost of goods sold	2,974	3,802	6,776

Gross margin	7,979	9,253	17,232
Gross margin %	73%	71%	72%

The following table presents the Company’s revenues disaggregated by revenue source:

Year ended December 31,	2019	2018	2017
Cardiology	$19,358	$22,497	$22,753
Antibiotic	13,276	6,177	1,255
	$32,634	$28,674	$24,008

During the year ended December 31, 2019, there were three customers that individually accounted for more than 10% of total revenue. During the year ended December 31, 2019, these customers accounted for 19%, 15% and 11% of total revenue. During the years ending December 31, 2018 and 2017, there were two customers that individually accounted for more than 10% of total revenue. During the year ended December 31, 2018, these customers accounted for 17% and 14% of total revenue (2017 – 20% and 24%).

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Notes to Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

21.	Subsequent events:

On March 10, 2020, the Company announced that it entered into an exclusive agreement with Hong Kong Teson Pharma Limited (“Teson”) for the commercialization of Aggrastat®. The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau. Under the terms of the agreement, the Company received a one-time upfront payment of $3,000 from Teson. The Company is eligible to receive up to an additional $500 upon Teson’s first receipt of product, which is anticipated to occur in 2020. In exchange, Teson will receive exclusive rights to commercialize Aggrastat® in the agreed to territories, at its own cost and expense.

On March 16, 2020, the Company announced that it entered into an arrangement agreement dated March 15, 2020 in which ADVANZ PHARMA will acquire all of the issued and outstanding shares of the Company, pursuant to a plan of arrangement under the Canada Business Corporations Act. The acquisition, which will be executed through ADVANZ PHARMA’s wholly-owned subsidiary Mercury Pharma Group Limited, is expected to have a total purchase price of approximately $75,900, which includes the repayment of certain of the Company’s indebtedness. The Boards of Directors of both companies have unanimously approved the transaction, which remains subject to approval by the Company’s shareholders. The transaction is subject to customary closing conditions and is expected to be completed during the second quarter of 2020.